Form 10-K, Exhibit 13
period 1995-12-31
ALFA CORP
filed 1996-03-25
CIK 743532

                                                                      EXHIBIT 13

[LOGO]         1995

       ALFA    ANNUAL
CORPORATION
               REPORT

--------------------------------------------------------------------------------

                    Alfa has been a strong, reliable and fair partner to generations of policyholders while continuing to grow
    [LOGO] prosperously, consistently adding value for our stockholders. Today we say with confidence that the best is yet to come.
--------------------------------------------------------------------------------

                                ALFA CORPORATION
           ---------------------------------------------------------

THE ALFA CORPORATION PROFILE

Alfa Corporation is a financial services holding company affiliated with the Alfa Mutual Companies, which own 50.8% of Alfa Corporation's common stock, their largest single investment. Alfa Corporation and its subsidiaries together with the Alfa Mutual Companies comprise the Alfa Group, or "Alfa". Alfa's primary business is personal lines of property and casualty insurance and life insurance. Alfa Corporation's common stock is traded on the NASDAQ Stock Market's National Market under the symbol ALFA.


THE ALFA GROUP'S BUSINESSES

Alfa Corporation's insurance subsidiaries write life insurance in Alabama, Georgia and Mississippi and property and casualty insurance in Georgia and Mississippi. Its property and casualty business is pooled with that of the Alfa Mutual Insurance Companies which write property and casualty business in Alabama. The Company's noninsurance subsidiaries are engaged in consumer financing, leasing, real estate investments, residential and commercial construction, and real estate sales.


                              Alfa Insurance Group

                           [FLOW CHART APPEARS HERE]

Property and Casualty Insurance                        Life Insurance

Alfa Mutual
 Insurance  ---------- 39.72% --
Company
                                     50.8%

Alfa Mutual Fire
Insurance   ---------- 11.07% --
Company

Alfa Mutual General
Insurance Company

members of the pooling agreement
                                             [logo]

Alfa Insurance
 Corporation  --------                                            Alfa Life
                                                                  Insurance
 Alfa General                                                    Corporation
Insurance Corp.  -----

                                  NON INSURANCE

            ALFA FINANCIAL        ALFA INVESTMENT         ALFA REALTY
             CORPORATION            CORPORATION               INC.

                                  ALFA BUILDERS
                                       INC.


TABLE OF CONTENTS

   Letter to Shareholders..................................................    2
   Financial Summary.......................................................    4
   Selected Financial Data.................................................    6
   Board of Directors......................................................    8
   Executive Officers......................................................    9
   Alfa at a Glance........................................................   10
   Management's Discussion and Analysis....................................   14
   Consolidated Financial Statements.......................................   21
   Independent Auditors' Report............................................   39
   Quarterly Financial Information - Unaudited.............................   40
   Stockholder Information.................................    Inside Back Cover

Severe weather . . .
THE story of 1995.

Alfa Insurance Group Historical Gross Catastrophic Losses

                             [GRAPH APPEARS HERE]

                        --------------------------------
                        |           Alfa has           |
                        |      weathered the storm     |
                        |          and we are          |
                        |      stronger than ever.     |
                        --------------------------------


                                1995 Growth Rates
               -----------------------------------------------

               o   Stockholders' Equity                   +21%

               o   Total Assets                           +14%

               o   Investments                            +17%

               o   Stock Price                            +52%

                              TO OUR SHAREHOLDERS
--------------------------------------------------------------------------------

     It may be unusual for a company to report lower earnings and still feel good about its progress, but that is exactly how we feel at Alfa Corporation. In 1995, the Alfa Group incurred a record $99 million in gross storm related claims before reinsurance and taxes and still increased our capital and surplus position to an all-time high. We once again met the needs of our policyholders while continuing to build the Company's financial strength. The storms during 1995 also masked solid performances from all of our core businesses.

     The amendment to the pooling agreement, which became effective October 1, 1994, meant that Alfa Corporation added an additional 15 points of underwriting risks, moving the Company up to 65% of combined risks. Because of the storms, the benefits of the additional business were not as readily apparent as we believe they will be in the future.

                                    [PHOTO]

     Other 1995 highlights included another increase in the cash dividend, a strong performance in our investment portfolio as indicated by the increase in surplus, and a continued improvement in operational capabilities to serve our markets.

FINANCIAL COMPARISONS

     Operating income for 1995, which excludes realized investment gains, was $21.6 million, or $.53 per share, compared with 1994 operating income of $32.5 million, or $.80 per share. Net income for 1995 was $22.3 million or $.55 per share, including $1.1 million in realized investment gains, compared with 1994 net income of $32.9 million, which included $572,000 in realized investment gains.

     Total revenues for 1995 increased 22.4% to $362.8 million and insurance premiums were up 24.7% to $308.1 million. Strong equity and bond markets during most of the year produced a $46.6 million increase in unrealized gains, while investment income increased 11.8% to $50.9 million.

     Hurricane Opal, which occurred on October 4, 1995, produced the largest number of claims of any single storm in the Alfa Group's history. We have processed over 31,000 claims and paid more than $76 million in damages. This was in addition to storm claims from Hurricane Erin and other storms earlier in the year, which brought the total for storm-related claims in 1995 to a record $99 million. Alfa Corporation's share of claims arising from the Alfa Group Pool for all storms in 1995, net of reinsurance and taxes and including the cost of reinstating our reinsurance protections, was $18 million, or $.45 per share. Of this amount, Hurricane Opal accounted for about $14 million, or $.35 per share. All of those connected with the processing of claims for the Alfa Group are to be commended for the exemplary efforts during a time of real crisis in Alabama. Our claims personnel and our field force of agents and customer service representatives provided the kind of outstanding front line service that makes our Company stand out.

2                                                         Alfa Corporation 1995

BALANCE SHEET STRENGTH

     Alfa finished 1995 in a very strong financial position. At year-end, total assets were $965 million, up 14%, and stockholders' equity was $309 million, up 21% on the strength of the growth in investments, in spite of the impact of the extremely severe weather. As a result of our financial strength, the Company continued to receive excellent financial ratings. A.M. Best Company rated our property and casualty subsidiaries A++ and our life insurance subsidiary A+. Both ratings are among the highest in the industry. Ward Financial Group again listed Alfa in its list of the Top 50 Insurance Companies. Standard & Poor's and Moody's Investors Service gave Alfa their top commercial paper ratings of A-1+ and P-1, respectively.

     In recognition of Alfa's continued progress and favorable prospects, the Board of Directors voted in April 1995 to increase the quarterly cash dividend 5.6% to $.095 per share from the previous quarterly rate of $.09 per share. The new rate represents an annual cash dividend of $.38 per share and is the twenty-first consecutive yearly increase in the cash payout. The cash dividend has grown at a compound annual rate of 14.0% during the past five years.

     We met or exceeded most of our operational objectives for 1995. We maintained a strong market share in Alabama in both life and property/casualty insurance. Our agent retention improved and the total number of agents at year-end increased. Policyholder persistency was 93.2% for our life business and 96.3% for property/casualty. Training and technical support remained an ongoing priority.

     In January 1996, Thomas H. Miller was added to Alfa Corporation's board of directors, expanding the number of directors to twelve. Mr. Miller, a Farmer, who has previously served on our board and is currently also a board member of the Alfa Mutual Group, is a welcomed addition to our board.

OUTLOOK

     Our goals for the year are to maintain or increase our market share in core property/casualty and life insurance products. Investment income should be up again in 1996, but probably not to the extent of the record-setting pace of 1995. Favorable interest rates should help our real estate and consumer finance subsidiaries. On the expense side, we are increasing our use of technology to improve productivitiy and operating efficiency. By improving the underwriting and claims processing, we also will improve the level of customer satisfaction. That reduces policyholder turnover and leads to long-term stability. Barring large-scale damage from major storms, we are optimistic that 1996 will be another year of solid performance.

     The past year was perhaps an excellent example of Alfa Corporations's success in achieving its two primary goals -- protecting our policyholders and creating value for our shareholders. If you live in our market area, we hope you will give us the opportunity to help you with your insurance needs. The annual meeting of shareholders will be held at the Company's executive offices in Montgomery at 10 a.m. on April 18, 1996. We hope to see you then.

Sincerely,

/s/ Goodwin L. Myrick
    Goodwin L. Myrick
    President, CEO and Chairman of the Board

                               FINANCIAL SUMMARY
                    ---------------------------------------

  The following tables were represented by bar charts in the printed material.

EARNINGS PER SHARE*
10-Yr. Compound Avg. Growth Rate 7.0%

1985           $0.28
1986           $0.39
1987           $0.42
1988           $0.58
1989           $0.55
1990           $0.55
1991           $0.70
1992           $0.91
1993           $1.10
1994           $0.81
1995           $0.55

* Reflects 2-for-1 stock splits in 1987 and 1993


NET INCOME (in millions)
10-Yr. Compound Avg. Growth Rate 8.9%

1985           $09.5
1986           $13.1
1987           $14.1
1988           $22.8
1989           $22.9
1990           $22.9
1991           $28.4
1992           $36.9
1993           $45.0
1994           $33.0
1995           $22.3


PROPERTY/CASUALTY
NET UNDERWRITING
PROFIT MARGIN

1987           2.0%
1988           5.7%
1989           1.9%
1990          (0.4)%
1991           4.1%
1992           8.9%
1993           9.1%
1994           5.0%
1995          (3.9)%*

* Includes efffects of Hurricanes Opal, Erin and other storms. Worst catastrophic losses in Company's history.


STOCKHOLDERS'
EQUITY PER SHARE*

10-Yr. Compound Avg. Growth Rate 15.2%

1985           $1.84
1986           $2.12
1987           $2.38
1988           $3.67
1989           $3.89
1990           $4.03
1991           $4.74
1992           $5.51
1993           $6.40
1994           $6.25
1995           $7.57

* Reflects 2-for-1 stock splits in 1987 and 1993

CASH DIVIDENDS PAID
PER SHARE*

10-Yr. Compound Avg. Growth Rate 13.8%

1985           $0.1025
1986           $0.11625
1987           $0.1275
1988           $0.145
1989           $0.1725
1990           $0.195
1991           $0.215
1992           $0.2425
1993           $0.28
1994           $0.3425
1995           $0.375

* Reflects 2-for-1 stock splits in 1987 and 1993


CLOSING SALES PRICE
OF COMMON STOCK*

At December 31

1985           $3 1/4
1986           $4 7/16
1987           $7 1/4
1988           $5
1989           $5 5/8
1990           $4 5/8
1991           $5 1/4
1992           $11 7/8
1993           $11 1/2
1994           $11
1995           $16 3/4

* Reflects 2-for-1 stock splits in 1987 and 1993

4                                                          Alfa Corporation 1995

                               FINANCIAL SUMMARY
                    ---------------------------------------

  The following tables were represented by bar charts in the printed material.

ASSETS (in millions)

10-Yr. Compound Avg. Growth Rate 17.4%

1985           $193.9
1986           $227.0
1987           $338.7
1988           $432.3
1989           $482.4
1990           $515.7
1991           $595.8
1992           $665.2
1993           $766.1
1994           $846.4
1995           $962.4



TOTAL REVENUES
(in millions)

10-Yr. Compound Avg. Growth Rate 25.2%

1985           $ 38.4
1986           $ 44.3
1987           $ 97.0
1988           $177.9
1989           $192.7
1990           $212.4
1991           $232.9
1992           $248.4
1993           $272.6
1994           $296.3
1995           $362.8


PREMIUMS AND
POLICY CHARGES
(in millions)

10-Yr. Compound Avg. Growth Rate 29.9%

1985           $ 22.6
1986           $ 25.3
1987           $ 75.3
1988           $148.3
1989           $158.6
1990           $175.4
1991           $192.4
1992           $202.4
1993           $219.9
1994           $247.1
1995           $308.1


NET INVESTMENT INCOME
(in millions)

10-Yr. Compound Avg. Growth Rate 13.1%

1985           $14.9
1986           $17.3
1987           $19.3
1988           $26.2
1989           $30.0
1990           $32.2
1991           $34.8
1992           $39.4
1993           $44.9
1994           $45.6
1995           $50.9


AVERAGE YIELD ON
INVESTED ASSETS

1985           11.33%
1986           11.39%
1987            9.92%
1988            9.91%
1989            9.43%
1990            9.00%
1991            8.66%
1992            8.28%
1993            8.03%
1994            7.78%
1995            7.74%


RETURN ON
AVERAGE EQUITY

1985           16.2%
1986           19.5%
1987           18.6%
1988           20.4%
1989           14.9%
1990           13.8%
1991           15.8%
1992           17.7%
1993           18.5%
1994           12.7%
1995            7.9%

                            SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

Consolidated Summary of Operations & Related Data

(Dollars in Thousands Except Per Share Amounts)

Years Ended December 31,                                          1995            1994               1993             1992
                                                         -----------------------------------------------------------------------
Premiums and policy charges                                 $  308,089       $  247,131        $  219,913       $  202,440
Net investment income                                           50,923           45,554            44,902           39,425
Net realized investment gains                                    1,106              572             4,890            4,232
Other income                                                     2,645            3,057             2,918            2,340
                                                         -----------------------------------------------------------------------
  Total revenues                                               362,763          296,313           272,624          248,437
Benefits and expenses                                          331,771          248,481           209,309          194,859
                                                         -----------------------------------------------------------------------
Income before provision for income taxes                        30,993           47,832            63,315           53,578
Provision for income taxes                                       8,675           14,965            20,999           16,660
Cumulative effect of changes in accounting principles                                               2,645
                                                         -----------------------------------------------------------------------
  Net income                                                $   22,318       $   32,867        $   44,960       $   36,918
                                                         =======================================================================

Balance sheet data at December 31:
  Invested assets                                           $  841,123       $  718,074           $653,819      $  574,718
  Total assets                                              $  965,433       $  847,870           $766,077      $  665,247
  Future policy benefits, losses and claims, unearned
     premiums                                               $  487,659       $  429,930           $365,148      $  334,454
  Total liabilities                                         $  656,823       $  592,885           $505,091      $  440,669
  Stockholders' equity                                      $  308,610       $  254,985           $260,986      $  224,578

Per share data/1/:
  Net income                                                $     0.55       $     0.81           $  1.10       $     0.91
  Cash dividends paid                                       $     0.375      $     0.3425         $  0.28       $     0.2425
  Annual dividend rate                                      $     0.38       $     0.36           $  0.29       $     0.25
  Stockholders' equity                                      $     7.57       $     6.25           $  6.40       $     5.51
  Closing sales price at December 31                        $       16 3/4   $       11           $    11 1/2   $       11 7/8
  Price/earnings ratio                                            30.6x            13.6x             10.4x            13.1x
  Weighted average shares outstanding                           40,786           40,786            40,786           40,786

Return on average equity                                           7.9%            12.7%             18.5%            17.7%
Return on average invested assets                                 7.74%            7.78%             8.03%            8.28%
Life insurance in force                                     $8,642,907       $7,867,808        $7,064,335       $6,295,626
 Number of agents                                                  585              562               562              529

/1/ Per share amounts have been restated where appropriate to reflect 2-for-1 stock splits in June 1993 and June 1987.
/2/ Reflects effects of fresh start tax benefits of approximately $570,000, or
    $.03 per share in 1990.
/3/ Reflects the adoption in 1993 of FASB Statement No. 109, which reduced the 1986 provision for income taxes by approximately $2.1 million. Accordingly, the balance sheet data, per share data and other appropriate data have also been restated for 1986 through 1992.
/4/ Amounts for 1989 and prior have been restated to reflect adoption in 1989 of FASB statement No. 97.

6                                                         Alfa Corporation 1995

                            SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

      1991               1990             1989/4/           1988             1987               1986                1985
---------------------------------------------------------------------------------------------------------------------------
$  192,445         $  175,448       $  158,585        $  148,287       $   75,277         $   25,254          $   22,603
    34,785             32,224           30,048            26,224           19,288             17,288              14,873
     3,790              2,842            2,882             2,005            1,316                943                 325
     1,919              1,861            1,172             1,402            1,086                803                 585
---------------------------------------------------------------------------------------------------------------------------
   232,939            212,375          192,687           177,918           96,967             44,288              38,386
   192,144            180,611          159,912           144,229           75,414             27,488              24,171
---------------------------------------------------------------------------------------------------------------------------
    40,795             31,764           32,775            33,689           21,553             16,800              14,215
    12,354              8,877/2/         9,919            10,842            7,495              3,744/3/            4,741
---------------------------------------------------------------------------------------------------------------------------
$   28,441         $   22,887/2/    $   22,856        $   22,847       $   14,058         $   13,056/3/       $    9,474
===========================================================================================================================


$  511,931         $  437,725       $  410,266        $  363,401       $  277,684         $  184,063          $  157,125
$  595,801         $  515,681       $  482,383        $  432,312       $  338,692         $  226,952          $  193,868

$  295,443         $  257,907       $  223,925        $  192,113       $  158,242         $   89,811          $   77,247
$  402,526         $  347,861       $  319,598        $  288,094       $  258,576         $  155,529/3/       $  131,722
$  193,275         $  165,820       $  162,785        $  144,218       $   80,116         $   71,423/3/       $   62,146


$     0.70         $     0.55/2/    $     0.55        $     0.58       $     0.42         $     0.39/3/       $     0.28
$     0.215        $     0.195      $     0.1725      $     0.145      $     0.1275       $     0.11625       $     0.1025
$     0.22         $     0.20       $     0.18        $     0.15       $     0.13         $     0.12          $     0.105
$     4.74         $     4.03       $     3.89        $     3.67       $     2.38         $     2.12/3/       $     1.84
$        5 1/4     $        4 5/8   $        5 5/8    $        5       $        7 1/4     $        4 7/16     $        3 1/4
       7.6x               8.4x            10.3x              8.6x            17.4x              13.6x               11.6x
    40,786             41,611           41,882            39,265           33,692             33,692              33,692

      15.8%              13.8%/2/         14.9%             20.4%            18.6%              19.5%/3/            16.2%
      8.66%              9.00%            9.43%             9.91%            9.92%             11.39%              11.33%
$5,578,661         $4,947,574       $4,318,605        $3,661,747       $3,131,656         $2,710,599          $2,301,675
       504                500              486               454              475                422                 382

                               BOARD OF DIRECTORS
                            ------------------------


                                  [PHOTOGRAPH]

Standing left to right:

Boyd E. Christenberry (2)
Retired, Alfa Insurance Group;
Director, Colonial Bank,
Montgomery Region.

James I. Harrison, Jr.
Chairman & Chief Executive Officer,
Harco, Inc.;
Director, Pharmacy Direct Network;
Director, AmSouth Bancorporation.

Young J. Boozer (1,3)
Retired, Alfa Life Insurance Corporation;
Director, Colonial BancGroup
and Colonial Bank,
Montgomery Region.

Jerry A. Newby (1,3)
Farmer, Athens, Alabama;
Director, Alabama Department of
Agriculture and Industries;
Director, Cotton, Inc.

B. Phil Richardson
Vice President and Treasurer,
Alfa Corporation;
Executive Vice President,
Operations, Alfa Insurance Group;
Director Emeritus, AmSouth
Bancorporation.

Goodwin L. Myrick (1)
President & Chairman,
Alfa Corporation,
Alfa Insurance Group and
Alabama Farmers Federation;
Director, Compass Bancshares
and Compass Bank.

Milborn N. Chesser (1,3)
Farmer, Fyffe, Alabama;
Chairman, Horizon Bank.

James Earl Mobley (1,2,3)
Farmer, Shorterville, Alabama;
Director Compass Bank of Dothan,
Alabama;
Director First Federal Savings and Loan
Association, Russell County, Alabama.

John R. Thomas (1,3)
President, Chief Executive Officer
and Director of
Aliant National Corporation;
Director, First Montgomery Bank;
Director, Elmore County
National Bank.

John W. Morris (1,2,3)
Farmer, Warrior, Alabama;
District Supervisor, Jefferson County
Soil and Water Conservation District;
Board of Directors, State of Alabama
Farmers Market.

James A. Tolar, Jr. (1,3)
Farmer, Uniontown, Alabama;
Director, Compass Bank of
Uniontown, Alabama.

Not pictured:
Thomas H. Miller
Farmer,Linden, Alabama.

(1)  Member, Executive Committee
(2)  Member, Audit Committee
(3)  Member, Compensation Committee


8                                                          Alfa Corporation 1995

                               EXECUTIVE OFFICERS
                    ----------------------------------------

                                    [PHOTO]

Left to Right:


Alvin H. Dees, Jr.                         B. Phil Richardson
Executive Vice President, Marketing        Executive Vice President, Operations
Age 49, with Alfa since 1984.              Vice President and Treasurer
                                           Age 70, Board Member since 1981,
Goodwin L. Myrick                          with Alfa since 1950. Also is a
President & Chairman of the Board          Director Emeritus of AmSouth
Age 70, Board Member since 1973.           Bancorporation.
Also serves as President and Chairman
of the Board of Alfa Insurance Group,      C. Lee Ellis
President of the Alabama Farmers           Executive Vice President, Investments
Federation; and is a Director of           Age 44, with Alfa since 1975.
Compass Bancshares and Compass Bank.       Also serves as a Director of First
                                           Liberty Financial Corporation.

                                ALFA AT A GLANCE
                                ----------------

Revenues by Source

       [The table was represented as a pie chart in the printed material]

               Property & Casualty ..................    75.4%
               Net Investment Income ................    14.0%
               Life .................................     9.7%
               Realized Investment Gains ............     0.3%
               Other ................................     0.7%

--------------------------------------------------------------------------------
Property & Casualty Insurance

       [The table was represented as 2 pie charts in the printed material]

          (1)  Property & Casualty Premium  .........    75.4%
          (2)  Auto .................................    65.0%
               Homeowner ............................    18.7%
               Farmowner ............................     5.8%
               Commercial ...........................     4.8%
               Fire .................................     2.5%
               Mobile Home ..........................     3.2%

Products and Service
o A direct writer using 585 exclusive agents supported by 665 customer service representatives, the Alfa Group is the second largest writer of both private passenger automobile and homeowner insurance in Alabama and is the largest writer of farmowner insurance in the state. Over 90% of the Company's property and casualty business is written at preferred rates. Alfa has its own employee adjusters who provide quality service for all property casualty claims.

1995 Highlights
o    Premiums up 27% - full year of pooling at 65%.
o    Worst year of catastrophes and severe weather in Alfa's history.

1996 Outlook
o The company will make investments in additional agents and in technical support in 1996.
o Assuming improvement in weather-related claims, we are hopeful 1996 will be a year of growth.

--------------------------------------------------------------------------------
Life Insurance

       [The table was represented as 2 pie charts in the printed material]

           (1) Life Insurance Premium  ..............     9.7%
           (2) UL ...................................    37.4%
               ISP ..................................    34.2%
               Term .................................    18.1%
               Other ................................    10.3%

Products and Services
o A full line of life insurance products emphasizing universal life, interest sensitive life and term insurance.
o Using the same 585 agents and 665 customer service representatives who write property casualty business, Alfa Life is the third largest life insurance writer in Alabama.

1995 Highlights
o    Life premiums and policy charges up 7.0%.
o    Persistency rate 93.2%.
o    Insurance in force up 8.6%.
o    Earnings up 9.7%.

1996 Outlook
o We expect improvement in premiums and persistency and another year of growth.
o New technology will allow us to provide even better service to our policyholders in a more productive, efficient manner.

--------------------------------------------------------------------------------
Investments

       [The table was represented as 2 pie charts in the printed material]

           (1) Net Investment Income  ...............    14.0%
           (2) Fixed Maturities .....................    68.5%
               Equity Securities ....................    10.6%
               Short Term Investments ...............     3.9%
               Other Long Term Investments ..........    13.2%
               Mortgage Loans/Real Estate ...........     0.3%
               Policy Loans .........................     3.5%

Investment Portfolio
o The investment portfolio totaled $841 million at year-end with 68.5% in fixed income securities, 10.6% in equities, 3.9% in short-term investments, 13.2% in consumer loans and other long term investments and 3.8% in other investments.

1995 Highlights
o    Strong year for equities and fixed income securities.
o Market performance of portfolio resulted in stockholders' equity increase of 21%.
o Investment income up 11.8% to $50.9 million due to positive cash flows from operations and from the full year of increased pooling.

1996 Outlook
o It is unlikely that market performance or investment income will grow to the extent it did in 1995, but with continued positive cash flow, we expect investment income to show continued improvement.

--------------------------------------------------------------------------------
Non-Insurance

Consumer Finance
o    Net interest income up 9.3% from improved spreads.
o    Loan portfolio down 8.6% after two years of almost 100% growth.
o    Net finance company earnings of $2.9 million, up 8%.
o    Expect modest growth in portfolio in 1996.

Construction and Real Estate
o    Gross construction revenues of $18.2 million, up 8%.
o    Commercial $10.3 million versus residential of $7.9 million
o    Net construction company earnings of $422,000, down 28%.
o    Gross real estate sales commissions of $2.3 million.
o Residential $1.9 million versus commercial of $266,000 in commission revenue.
o    Net real estate company earnings of $143,000, down 13%.

10                                                         Alfa Corporation 1995

                                ALFA AT A GLANCE
                         ------------------------------

PROPERTY AND CASUALTY INSURANCE

         Hurricane Opal was THE event of 1995 in our property and casualty operations. Opal was the costliest storm in Alfa's history and the 3rd most costly in U.S. history. On October 4, 1995, Opal began its movement up and across eastern Alabama. Property damage was extensive. The Alfa Group handled over 31,000 claims representing damages of over $76 million. Our claims personnel were dispatched to the affected areas almost immediately and many claims were processed within 24 hours. With substantial assistance from our agents and customer service representatives, they continued to assess damages for weeks to come.

 [The following table was represented by a bar chart in the printed material.]

1969      Hurricane      1.3
1973      Tornado        1.6
1974      Tornado        3.9
1975      Hurricane      5.8
1979      Hurricane     22.5
1985      Hurricane      2.0
1988      Snow          19.5
1988      Hail          13.5
1989      Hail           7.0
1990      Tornado       13.0
1990      Tornado       12.0
1991      Tornado       12.0
1992      Tornado        7.8
1993      Snow          20.0
1994      Tornado       19.5
1995      Hurricane     99.0

         Even before Opal, 1995 was already a big year for storm-related claims. Hurricane Erin, which hit Alabama in the third quarter, and other wind and hail storms earlier in 1995, added an additional $23 million in storm damage claims incurred by the Alfa Group, bringing the total for the year to over $99 million for the Group.

         The combined losses and expenses expressed as a percentage of earned premiums for 1995 was 103.9% compared with 95.0% in 1994. This represents only the fourth time in the last 28 years that Alfa has failed to make an underwriting profit. Excluding the major storm-related claims, our combined ratio for 1995 would have been very much in line with our historical target of 5% for underwriting profits.

 [The following table was represented by a line chart in the printed material.]

          Date                      Alfa                        Industry
          ----                      ----                        --------
          1969                      11.5                           -2.5
          1970                      15.0                           -0.5
          1971                      14.0                            1.0
          1972                      15.5                            1.7
          1973                      13.5                            0.0
          1974                       1.5                           -6.0
          1975                      -1.5                           -9.0
          1976                      19.0                           -5.0
          1977                      25.0                            0.5
          1978                      18.5                            0.4
          1979                     -12.5                           -0.2
          1980                      13.0                           -1.5
          1981                       5.0                           -4.5
          1982                       7.5                          -10.0
          1983                       9.9                          -12.0
          1984                       8.5                          -18.0
          1985                       3.0                          -19.0
          1986                       1.5                          -10.0
          1987                       3.5                           -5.0
          1988                       8.0                           -6.0
          1989                       5.0                          -10.5
          1990                      -0.5                           -9.5
          1991                       4.1                           -8.3
          1992                       8.9                          -13.2
          1993                       9.1                           -7.4
          1994                       5.0                           -9.8
          1995                      -3.9                           -9.5


         The outlook for our property and casualty business is good. We have very high persistency on our business because our business strategy emphasizes high-quality policies. An ongoing priority is to improve the training and technical support of our agents and customer service representatives. The object is to make them more productive and to improve customer satisfaction by making the experience of dealing with Alfa as easy as possible. A stable workforce at the home office and in the field adds to quality of service we deliver in each market.

         The 1995 storms obscured what was otherwise a good year in our property and casualty business. We expect premiums to grow in 1996 on the strength of new sales, rate increases and a continued low lapse ratio.

LIFE INSURANCE

         Alfa's life insurance business is very important to the Company's overall operations. In addition to providing our agents with a competitive portfolio of insurance products, life insurance is a stable source of operating earnings. In 1995, our life operation produced another year of growth. Operating earnings were up 9.7%, life premiums increased 7.8% and insurance in force increased 10% to $8.6 billion. Persistency, which measures the percentage of policies renewing, remained high at 93.2%, among the best in the industry. Agent productivity also remained strong. Premium per agent was a record high for 1995 and among the best in the multi-line insurance industry.

                                ALFA AT A GLANCE
                         ------------------------------

         The number of agents rose to 585 at year-end for a net addition of 23 agents. During the year, we also added ten new service centers in our three-state market area. We believe we offer new and experienced agents the best opportunities in the industry. The combination of training, technical capabilities, insurance products, field and home office support, and income potential make our agents among the best in the business.

         Our objective for 1996 is to produce another year of growth. Our goals include and 8% increase in new life premiums written and a 10% increase in insurance in force. We have a target of having 618 agents in place at year-end. Long-term, one of our greatest growth opportunities is to continue to cross-sell our life products to new and existing property and casualty policyholders. With over 1,000,000 property and casualty policies in force and less than 20% of those insureds having an Alfa life policy, we believe we can continue to develop our position as a one-stop insurance underwriter. We have been and are currently continuing to put into place new technology that not only will improve our current underwriting productivity and efficiency while improving customer service, but will allow us to handle future growth at current costs for years to come.

INVESTMENTS

Total Portfolio

         At Alfa, we invest with a total return strategy emphasizing both current yield and growth potential. This strategy produces cash flow needed for operations and allows for continued portfolio diversification as well as opportunity for overall appreciation. We believe our past results bear this strategy out.

         At year-end, the value of Alfa's portfolio was $841 million. The portfolio was invested 68.5% in fixed income, interest-bearing securities, 10.6% in equities, 3.9% in short-term marketable securities, and 17% in other investments, which include consumer loans and leases and less than 0.4% in real estate and mortgage loans.

 [The following table was represented by a pie chart in the printed material.]

Fixed Maturities                         68.5%
Equity Securities                        10.6%
Short Term Investments                    3.9%
Other Long Term Investments              13.2%
Mortgage Loans/Real Estate                0.3%
Policy Loans                              3.5%

         At year-end 1993 Alfa implemented Financial Accounting Standards Board Statement No. 115 which requires us to mark-to-market the majority of our bond portfolio. The change in market value of bonds designated by the company as available for sale flow through the stockholders' equity portion of the balance sheet. This change caused us to include in stockholders' equity unrealized losses of $25.9 million in 1994 and unrealized gains of $33.2 million in 1995. The last several years have been an unusually volatile period for interest rates. While we think it is very important to understand the economic value of your company we would also like to add a few words worth noting. This is the same company that has been through many interest rate cycles before and FASB 115 quantifies the fact that when interest rates drop, the market value of the bond portfolio increases and vice versa. This increased volatility in book value, though it should not be ignored should be properly understood.

YEAR IN REVIEW

Fixed Income

         As we discussed in last year's annual report, the Federal Reserve boosted rates six times during 1994. It pushed up the federal-funds rate 2.5 percentage points over the year to 5.5% and the discount rate 1.75 percentage points to 4.75%. Because of these moves, the U.S. bond market returns in 1994, based on almost any measure, were terrible. The decrease in bond prices ranked as the second worst since 1926.

         What a difference a year makes! At the start of 1995 the U.S. economy looked strong and there were worries about a resurgence in inflation. Federal Rerserve

12                                                        Alfa Corporation 1995

                                ALFA AT A GLANCE
                         ------------------------------

policy makers remained concerned and increased interest rates in the first quarter. As we progressed into the year, these same policy makers realized they had not only erred in the magnitude of these adjustments but also in the direction. The Federal Reserve cut rates twice during the last two quarters of the year. Slowing economic growth coupled with lower inflation and fiscal restraint set up an environment which led to the best performances for bonds in many years. At year end 1995, The Wall Street Journal reported that Treasury bond funds with average maturities of five years, and corporate bonds, on average, posted returns of between 15% and 20%. At December 31, 1995, our fixed income portfolio has a market value of $576.4 million versus a cost of $542.9 million. Alfa's total return on its bond portfolio for the year ended December 31, 1995 was 16.5% calculated on a pretax basis. We are very pleased with these results.

Equities

 [The following table was represented by a bar chart in the printed material.]

                  Common Stock Portfolio Total Rates on Return
                         Alfa                     S&P
                         ----                     ---
1 Year                   36.7%                    37.6%
2 Year                   12.6%                    18.0%
3 Year                   13.3%                    15.3%
4 Year                   15.1%                    13.3%
5 Year                   18.6%                    16.6%
10 Year                  15.7%                    14.8%
15 Year                  17.8%                    14.8%

         The equity market had an outstanding performance in 1995 primarily due to the influence of lower interest rates. As a result of cost cutting and productivity gains, corporations delivered solid profit gains in 1995. The S&P 500 index total return was 37.6%, which is the third best annual gain in the post-World War II era (1954 +45% and 1958 +38%). The S&P 500 outperformed the bulk of money managers in 1995. According to Goldman Sachs & Company research, the price return on a broader market of 6,611 stocks was well below the S&P 500 in 1995. This same research indicates that from its 1995 high of 621.69, the S&P 500 declined only 0.9% by year end, while the average decline of the 500 stocks from their respective highs was a more substantial 10.2%. Against this backdrop, we had a very successful year investing in equity securities. Alfa's portfolio had a total return of 36.7% in 1995. This is not a one year phenomenon. Our long-term equity returns are among the most competitive in the industry. Alfa's 10-year and 5-year annual returns are 15.7% and 18.6%, respectively, versus the S&P 500 returns which are 14.8% and 16.6%, respectively.

ALFA'S FUTURE

         Our business objectives remain the same:

     o   Offer quality insurance protection at
         reasonable prices;

     o   Create above average value for our
         shareholders;

     o   Provide a working environment that
         encourages our employees to reach
         their full potential;

     o   Maintain a high quality investment portfolio;

     o   Create new growth opportunities;

     o   Support the communities where we live.

         To achieve these objectives requires us to continuously build upon the strengths of this organization. Alfa has a strong distribution system and offers a full line of property/casualty, life and consumer finance products. The system is supported by some of the best people and technology in the industry. Our investment portfolio is strong and has produced consistent, solid growth without taking unnecessary risk. We have served the Alabama market for over 50 years. We know the territory and understand the needs of the people we serve. Last year was perhaps one of the best examples of the Company's strength. We handled more claims and provided our insureds with the means to replace their losses on a scale never before seen at Alfa, and still finished the year in a stronger financial position than the previous year. Over the past 25 years, we have consistently outperformed our competitors and we have every intention of keeping that record intact.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
           -----------------------------------------------------------

RESULTS OF OPERATIONS

            The following table sets forth consolidated summarized income statement information for the years ended December 31, 1995, 1994 and 1993:

                                  Years Ended December 31,
                              ----------------------------------
                                 1995        1994        1993
                              ----------------------------------
                                 (in thousands, except share
Revenues                             and per share data)
  Premiums and
   policy charges             $308,089     $247,131    $219,913
                              ==================================
  Net investment
   income                     $ 50,923     $ 45,554    $ 44,902
                              ==================================
Total revenues                $362,763     $296,313    $272,624
                              ==================================
Net income
  Insurance operations        $  21,432    $ 32,290    $ 38,738
  Noninsurance operations         3,668       3,358       2,882
  Net realized
    investment gains                719         372       3,179
  Corporate expenses             (3,500)     (3,153)     (2,483)
                              ----------------------------------
  Income before changes in
    accounting principles     $  22,318    $ 32,867    $ 42,316
  Cumulative effects of
    changes in accounting
      principles                                          2,644
                              ----------------------------------
  Total net income            $  22,318    $ 32,867    $ 44,960
                              ==================================

                                      Per Share Amounts
                              ----------------------------------
  Income per share before
    changes in accounting
    principles                     $.55        $.81      $1.04
  Per share cumulative
   effects of changes in
    accounting principles                                  .06
                              ---------------------------------
  Net income per share             $.55        $.81      $1.10
                             ==================================
  Weighted average
   shares outstanding        40,785,912  40,785,912 40,785,912
                             ==================================

         Premiums and policy charges increased 24.7% in 1995, 12.3% in 1994 and 8.6% in 1993. The majority of the growth in 1995 and 1994 is due to the amendment to the pooling agreement with the Alfa Mutual Companies effective October 1, 1994, which increased the allocation of the pooled business to Alfa Corporation (see the Property and Casualty Insurance Operations section of this discussion and Note 2 to the Consolidated Financial Statements). Net investment income grew 11.8% in 1995 due to an increase in invested assets resulting from positive cash flows and from the effects of the pooling agreement amendment. Net investment income grew 1.6% in 1994. The growth rate was affected by lower yields as cash flows were reinvested at lower rates.

   Net income in 1995 declined over 32% compared to 1994 due primarily to the effects of catastrophic storm activity. Most prominent was Hurricane Opal, the single largest storm in the Company's history, which occurred in the fourth quarter of 1995 and resulted in a $5.5 million dollar fourth quarter net loss, the first quarterly loss ever sustained. Also significant to the adverse impact of Opal was the increased pool allocation. Although other storm activity prior to Opal was significant, the Company's operating results would have shown overall improvement in 1995 excluding Opal due to good non-storm operating trends. Life insurance operating income improved almost 10% due to increased premiums and improved mortality rates. Operating income excludes realized investment gains and losses. Net income declined 22.3% to $32.9 million in 1994 compared to 1993 net income before accounting changes of $42.3 million. Increases in property and casualty claims frequency and higher death claims are the primary factors which caused the drop in earnings. Management believes the results achieved in 1994 are in line with long-term goals, however, the comparison to prior year's results was unfavorable due to better performance during the prior period. Net income increased 21.8% in 1993. All of the Company's operating segments contributed to the growth in 1993 with the majority related to better than normal claims experience in both life insurance and property casualty insurance.

         Noninsurance operating income increased 9.2% in 1995, 16.5% in 1994, and 29.4% in 1993 as a result of increased profits in the consumer loan subsidiary in all three periods, and from the construction and real estate subsidiaries in 1994 and 1993. Also affecting net income significantly in 1994 was a $2.8 million decrease in net realized investment gains which occurred as a result of management's decision to offset realized gains with losses in the investment portfolio to reduce income taxes. This strategy should have a positive long term effect. Net realized investment gains are primarily the result of sales of equity securities. Net income in 1993 was affected by changes resulting from new accounting principles, including $461,446 of expense, net of tax, related to postretirement benefits and $3,105,963 additional income related to retrospectively rated reinsurance. (See Note 1 to the Consolidated Financial Statements.)

14                                                         Alfa Corporation 1995

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
           -----------------------------------------------------------

PROPERTY AND CASUALTY  INSURANCE OPERATIONS

        The following table sets forth the components of property and casualty insurance earned premiums, net underwriting income, underwriting margin and operating income for the years ended December 31, 1995, 1994 and 1993:

                           Years Ended December 31,
                      ----------------------------------
                           1995       1994       1993
                      ----------------------------------
                                (in thousands)
Earned premiums
  Personal lines      $ 270,109    $208,358    $181,686
  Commercial lines       10,606       8,524       8,920
  Pools, associations
    and fees              3,709       2,920       2,541
  Reinsurance ceded     (11,435)     (5,476)     (4,090)
                      ----------------------------------
      Total           $ 272,989    $214,326    $189,057
                      ==================================
Net underwriting
  income              $ (10,598)   $ 10,793   $  17,217
                      ==================================
Underwriting margin        (3.9%)      5.0%        9.1%
                      ==================================
Operating income      $   8,182    $ 20,179   $  24,144
                      ==================================

 1995 Compared to 1994

         There were two significant factors affecting property casualty operations in 1995, the increased pool allocation and the worst storm activity in the Company's history, primarily Hurricane Opal on October 4, 1995. The 27.3% increase in earned premiums is due primarily to the pooling amendment which occurred October 1, 1994. It increased the allocation of the pooled business to Alfa Corporation's property and casualty operations by 15 points from 50% to 65%, which increased earned premiums by approximately $50.0 million in 1995. Similarly, the allocation of losses and expenses associated with the pooled business also increased. The overall increase of the entire pool of written premiums increased 7.1% in 1995 due to growth in new business of 3.0% and a low lapse ratio of 3.7% compared to 3.8% in 1994.

         The negative underwriting margin and underwriting loss reflect the significant increase in storm related claims in 1995. The Alfa Group incurred almost $99 million in severe weather claims in 1995 with approximately $79 million from Hurricane Opal, compared to approximately $15.0 million in 1994. The earnings impact of such significant storm claims and related costs were approximately $18 to $19 million, or $0.46 per share with Opal accounting for $14 million, or $0.35 per share. These estimates represent the Company's 65% share of the Alfa Group Pool and are net of reinsurance and taxes. These estimates include approximately $4.3 million of reinstatement reinsurance premiums, reflected in the total ceded reinsurance cost shown in the table above. Hurricane Opal ranks as the third most costly hurricane in U.S. history. The last major hurricane affecting the Alfa Group was Hurricane Frederick in 1979.

         Non-storm underwriting trends were generally favorable during 1995. The loss ratio excluding storm claims was 63.2% and the expense ratio was relatively flat. Expenses include approximately $1.9 million of additional investment in technology and systems which should improve operating efficiencies and competitiveness.

         Investment income grew significantly in the property casualty subsidiaries in 1995. The 20.6% growth was due primarily to increased investments and positive cash flow prior to the fourth quarter and prior to the effects of Hurricane Opal. The increased pool allocation had a similar but less pronounced impact on increased invested assets. The increased investment income partially offset the underwriting loss in 1995.

         Risk-Based Capital measures were adopted by the property and casualty industry during 1994. These measures serve as a benchmark for the regulation of an organization's solvency by state insurance regulators. At December 31, 1995, the Company's property and casualty subsidiaries' Adjusted Capital calculated in accordance with NAIC Risk-Based Capital (RBC) guidelines was $129.9 million compared to the Authorized Control Level RBC of $13.0 million.

1994 Compared to 1993

         Net underwriting income from the property and casualty subsidiaries declined 37.3% to $10.8 million in 1994 and operating income declined 16.4% to $20.2 million. However, premiums grew 13.3% in 1994. The majority of the growth occurred in the last quarter of 1994 due to the amendment to the pooling agreement. The increased pool allocation had the effect of increasing premiums by $15.2 million in 1994. The losses and expenses associated with the increased pool business were similarly increased.

         The primary factor affecting the decline in both operating income and underwriting income was the return of operating trends to a level which is in line with the Company's long-term goals compared to years which significantly exceeded expected operating goals. The overall loss ratio for 1994 was 64.9%, slightly better than the goal of 65%. The 1994 loss ratio follows that in 1993 of 64.0% and 61.4% in 1992. Increased expenses also affected profitability in 1994. The increase is primarily the result of the Company's investment in technology, systems and physical facilities, which should improve future operations and permit more efficient growth.

         In spite of these increases in loss and expense ratios, the Company ended the year with a 5.0% underwriting margin, which

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
           -----------------------------------------------------------

meets the goal for overall underwriting results. New business premium increased 9.0% in 1994. New policies written improved 1.2% and total policies in force increased 3.5% on the strength of a lapse ratio of 3.79% in 1994, the lowest level in the history of the Company.

         Net underwriting income and operating income were also impacted by major weather events in both 1994 and 1993. In March 1994, tornadoes, high winds and hail resulted in significant claims to the Alfa Group. Similarly, in March 1993, a record snowstorm also resulted in significant amounts of claims incurred.

   Investment income in the property and casualty subsidiaries was relatively flat in 1994. Cash flow was impacted by storm claims in both periods, while lower yield rates put downward pressure on investment income. Yield rates somewhat bottomed out in 1994.

LIFE INSURANCE OPERATIONS

        The following table sets forth life insurance premiums and policy charges, by type of policy, and life insurance operating income for the years ended December 31, 1995, 1994 and 1993:

                                  Years Ended December 31,
                              -------------------------------
                                1995       1994        1993
                              -------------------------------
                                      (in thousands)
Premiums and policy charges
  Universal life
    policy charges            $ 8,789     $ 7,876     $ 6,354
 Interest sensitive life
    policy charges              7,991       7,705       7,361
  Traditional life
    insurance premiums         18,320      17,224      17,141
                              -------------------------------
  Total                       $35,100     $32,805     $30,856
                              ===============================
Operating income              $13,205     $12,039     $14,520
                              ===============================



1995 Compared to 1994

         Life insurance operating income increased approximately 10% in 1995 primarily due to the growth in premiums and favorable mortality. Premiums and policy charges increased 7.0% in 1995. The growth in Universal Life policy charges was 11.6%, which is an increase of $2.4 million in statutory premium making it the leading product in new sales for 1995. Also significant was the Company's term product sales, up 14.3%, or $1.3 million in 1995. Total new business premium increased 9.6%, total statutory premium in force increased 6.5% and the persistency ratio, already high, improved to 93.2% from 92.0%. Mortality was 86% of expected in 1995 which compares favorably to the 1994 mortality rate of 96% of expected.

         Investment income grew 7% in 1995. Positive cash flow increased invested assets which increased investment income and offset the impact of paying over $19.4 million in cash dividends to fund the holding company's stockholder dividends in 1995. Overall life subsidiary investment yield rates were flat.

         At December 31, 1995 the life subsidiary's Adjusted Capital calculated in accordance with NAIC Risk-Based Capital guidelines was $121.9 million compared to the Authorized Control Level amount of $14.3 million. The Risk-Based Capital analysis serves as the benchmark for the regulation of life insurance enterprises' solvency by state insurance regulators.

1994 Compared to 1993

         Life insurance operating income declined 17.1% in 1994 to $12.0 million. The most significant factor causing the decline was a 36% increase in death claims in 1994, which follows a 14% decline in 1993. The absolute level of claims in 1994 is within an acceptable range of 96% of expected mortality, which compares unfavorably to 1993 when mortality was only 73% of expected.

         The 6.3% increase in premiums and policy charges is a result of new production and persistency. Alfa Life ended 1994 with an 11.4% increase in new premium production and a 6.9% increase in policies in force. Universal Life was the primary policy for sales of new business in 1994.

         The impact of lower yields continued to put downward pressure on growth in investment income. Lower yields on new positive cash flows and reinvested maturities resulted in a 37 basis point decline in overall yield in the life company in 1994. As a result, investment income grew only 0.8%.

NONINSURANCE OPERATIONS

1995 Compared to 1994

         Noninsurance earnings increased 9.2% in 1995. The consumer finance subsidiary, which experienced significant growth in its loan portfolio in 1994 and 1993, ended 1995 with an 8.6% decline in loans outstanding to $72.9 million. The decline in the portfolio was due to payoffs of first mortgage equity lines. Due to declines in the cost of funds, the interest margin improved 9.3% for the year. This subsidiary was a primary beneficiary in 1995 when Alfa Corporation began issuing Commercial Paper which is used to fund the loan portfolio. Alfa Corporation received an A-1+ commercial paper rating from Standard & Poor's and a P-1 rating from Moody's Investors Service. The commercial paper is guaranteed by an affiliate, Alfa

16                                                         Alfa Corporation 1995

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
           -----------------------------------------------------------

Mutual Insurance Company. The construction subsidiary experienced a 19% decline due to a decrease in its residential activity, offset partially by an increase in commercial construction and related operating profit. Similarly, a drop in residential real estate sales commission in the realty subsidiary was partially offset by commercial commission increases. In addition, the noninsurance subsidiaries experienced a decline in overall tax expense in 1995 due to the decline in earnings and related taxes of the affiliated property casualty subsidiaries, with which they file a consolidated tax return.

1994 Compared to 1993

         Earnings from the Company's noninsurance subsidiaries increased 16.5% in 1994. Over 75% of the earnings and over 85% of the growth was the result of a 63% increase in the consumer finance subsidiary's loan portfolio to $79.7 million at December 31, 1994.

         The other noninsurance subsidiaries were also profitable during 1994 with the construction company's earnings up 19% to approximately $500,000.

CORPORATE

         Interest expense on short term corporate debt is the primary corporate expense for each year presented. Interest expense totaled $2.0 million in 1995, $1.6 million in 1994, and $1.3 million in 1993. The change in interest expense in 1995 is due to a 4.4% increase in the average corporate debt during 1995 and an increase in the average interest rate from 5.13% to 6.15%. At December 31, 1995, corporate debt was $32.7 million at a rate of 5.64%. The remaining corporate expenses represent general operating expenses which may fluctuate from time to time. These expenses raised total corporate expense to $3.5 million in 1995, $3.2 million in 1994, and $2.5 million in 1993.

INVESTMENTS

         The Company has historically produced positive cash flow from operations which has resulted in increasing amounts of funds available for investment and, consequently, higher investment income. Investment income is also affected by yield rates. Information about cash flows, invested assets and yield rates is presented below for the years ended December 31, 1995, 1994 and 1993:

                                      Years Ended December 31,
                                 --------------------------------
                                    1995       1994        1993
                                 --------------------------------
Increase (decrease) in
  cash flow from operations        (2.8%)      30.4%      (20.5%)
Increase in invested assets        17.1%        9.8%       13.8%
Investment yield rate               7.7%        7.8%        8.0%
Increase in net investment
  income                           11.8%        1.5%       10.6%

         The Company experienced a 2.8% decline in positive cash flow in 1995 due entirely to the effects of Hurricane Opal on October 4, 1995. At September 30, 1995, cash flow had increased 19.4%. Favorable operating results and the increased pool participation positively impacted cash flow in the first three quarters. However, in the fourth quarter, cash required to fund the payment of claims from Opal more than offset the earlier growth. In spite of the effects of Opal, the Company ended 1995 with a 17.1% increase in invested assets, or an 8.6% increase excluding the market value impact of SFAS 115, using amortized cost in both periods. The yield rates, which were calculated using amortized cost, remained fairly constant, actually dropping only four basis points. The weighted average coupon for the overall portfolio of fixed maturities dropped steadily during 1995 as rates, which had increased temporarily toward the end of 1994 and early in 1995, declined during the third and fourth quarters, and as new cash flows and proceeds from sales or maturities were reinvested at lower rates. The yield decline on fixed maturities was somewhat offset by higher dividends, improved partnership income and other increased investment income in 1995 resulting in the relatively flat yield. As a result of the stable yield and increased assets, investment income grew 11.8% in 1995.

         There were several factors affecting cash flow, invested assets and investment income in 1994. First, cash flow from operations increased 30.4% in 1994 due primarily to the impact of the amendment to the pooling agreement. Second, cash flow was adversely impacted by claims from tornadoes and wind in the first quarter of 1994. Finally, although interest rates somewhat bottomed out in 1994 the Company's proceeds from maturities or sales of securities were generally reinvested at lower yields. Consequently, the overall yield rate declined to 7.8%.

         Cash flow from operations declined in 1993 and was primarily affected by the adverse impact of claims from a record snowstorm in March as well as by the timing of this storm which adversely impacted the early cash flow buildup. The Company had realized investment gains of approximately $1.1 million in 1995, $572,000 in 1994 and $4.9 million in 1993. The gains are primarily from sales of equity securities and from gains in the Company's covered call option writing program.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
           -----------------------------------------------------------

         The composition of the Company's investment portfolio is as follows at December 31, 1995 and 1994:

                                        December 31,
                                   --------------------
                                     1995         1994
                                   --------------------
Fixed maturities
  Taxables
    Mortgage backed (CMOs)            29.4%       26.3%
    Corporate bonds                   29.2        30.1
                                   --------------------
      Total taxable                   58.5        56.4
  Tax exempts                         10.0        10.3
                                   --------------------
      Total fixed maturities          68.5        66.7
                                   --------------------
Equity securities                     10.6         9.9
Mortgage loans                          .1          .2
Real estate                             .2          .2
Policy loans                           3.5         3.6
Other long term investments           13.2        16.0
Short term investments                 3.9         3.4
                                   --------------------
                                     100.0%      100.0%
                                   ====================

         The majority of the Company's investment portfolio consists of fixed maturities which are diverse as to both industry and geographic concentration. In 1995 and 1994, the Company continued to increase its investments in mortgage backed securities. In addition, the decline in other long term investments was due to a drop in the consumer loan portfolio of approximately 8.6%. The loan portfolio had increased significantly in 1994.

         The rating of the Company's portfolio of fixed maturities using the Standard & Poor's rating categories is as follows at December 31, 1995 and 1994:

                                        December 31,
                                   --------------------
                                     1995         1994
                                   --------------------
AAA to A-                             86.9%       86.7%
BBB+ to BBB-                          12.2        12.1
BB+ and below
  (below investment grade)              .9         1.2
                                   --------------------
                                     100.0%      100.0%
                                   ====================

         Less than one-half of one percent of the fixed maturity portfolio was not rated by an outside rating service but was rated by Company management. The Company considers bonds with a quality rating of BB+ and below to be below investment grade or high yield bonds (also called junk bonds).

         The following is information concerning the Company's portfolio of high yield fixed maturity investments at December 31, 1995 and 1994:

                                                  December 31
                              ----------------------------------------------
                                             % of                    % of
                                          Statutory                Statutory
                                 1995      Surplus         1994     Surplus
                              ----------------------------------------------
High-yield fixed
  maturities:
  Amortized value             $4,512,625     1.9%      $ 5,768,973    2.5%
  Carrying value (market)     $4,411,352     1.9%      $ 5,003,004    2.2%
  Unrealized loss             $ (101,293)      -       $  (765,969)  (0.3%)

         During 1995 and 1994 the Company had net losses on disposals of high yield debt securities of $482,770 and $2.2 million, respectively. In addition, the Company wrote down one equity investment in 1995 in the amount of $501,125 and one bond in 1994 totaling $803,590 whose declines in value were deemed to be other than temporary. At December 31, 1995, there were no non-performing bonds in the portfolio. At December 31, 1994, non-performing bonds included in the above high yield fixed maturity investments total $154,000. All such bonds were disposed of in 1995.

         Included in the Company's portfolio of equity securities are common stocks of issuers of high yield debt instruments. Information concerning this category of equity securities is as follows:

                                                  December 31
                              ----------------------------------------------
                                             % of                    % of
                                          Statutory                Statutory
                                 1995      Surplus         1994     Surplus
                              ----------------------------------------------
Equity investments
  held in issuers of
  high-yield debt
  securities:
    Carrying value (market)    $4,141,041    1.8%       $8,758,871    3.9%
    Cost                       $3,877,250    1.7%       $8,580,962    3.8%
    Unrealized gain            $  263,791    0.1%       $  177,909    0.1%

                  During 1995 the Company sold approximately $7.6 million in fixed maturities available for sale. These sales resulted in gross realized gains of $500,601 and gross realized losses of $566,637, or a combined net loss of $66,036. During 1994 the Company sold approximately $114.7 million in fixed maturities available for sale. These sales resulted in gross realized gains of $2.0 million and gross realized losses of $8.9 million. These losses in 1994 are due in part to the impact the rise in interest rates had on the bond market. In the latter part of 1994, management made the decision to offset realized

18                                                         Alfa Corporation 1995

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
           -----------------------------------------------------------

investment gains with losses, which reduced taxes. During 1993 the Company sold approximately $76.9 million in fixed maturities. These sales resulted in gross realized gains of $5.3 million and gross realized losses of $5.5 million. Such losses in 1993 are primarily the result of the Company's liquidation of all its holdings in interest-only mortgage-backed securities in which prepayments had exceeded assumptions.

         At December 31, 1995, approximately 42.9% of fixed maturities were mortgage backed securities. Such securities are comprised of CMO's and pass through securities. Based on reviews of the Company's portfolio of mortgage-backed securities and due to favorable liquidity, capital strength, a constant review of asset liability matching and inherent flexibility in its interest sensitive type product liabilities the Company's exposure to prepayment risk is deemed to be minimized, and is not believed to be significant. At December 31, 1995 the Company's total portfolio of fixed maturities had gross unrealized gains of $37.0 million and gross unrealized losses of $3.5 million. Securities are priced by nationally recognized pricing services or by broker/dealers securities firms. Less than one half of one percent of securities were priced by the Company.

         The Company's investment in other long term investments consists primarily of consumer finance receivables collateralized by automobiles and other property and of assets leased under operating leases. At December 31, 1995, the delinquency ratio on the portfolio was 3.1%, or $2.1 million. Since year end the ratio has declined to 2.3%. Loans charged off in 1995 totaled $423,681 or .6%. At December 31, 1995, the Company maintained an allowance for loan losses of $976,100 or approximately 1.4% of the outstanding loan balance. The Company's investment in high yield debt securities, mortgage loans and real estate have not had and are not expected to have a material effect on liquidity, capital resources or financial condition.

INCOME TAXES

         The decline in income tax expense in 1995 is primarily the result of the decline in income before provision for income taxes, which decreased over 35% due to the impact of Hurricane Opal. The effective tax rate also dropped in 1995 due to the decline in taxable earnings related to Opal which changed the relative mix of taxable versus tax exempt income. The effective tax rate was 28.0% in 1995, 31.3% in 1994 and 32.2% in 1993.

         The marginal corporate tax rate increased to 35% from 34% as a result of the Omnibus Budget Reconciliation Act of 1993 (the Act) passed by Congress in August 1993. However, during 1994 a decline in the relative mix of taxable versus tax exempt income reduced the Company's effective tax rate. Under Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes", which the Company adopted in the first quarter of 1993, deferred tax assets and liabilities are adjusted to reflect changes in statutory tax rates such as that imposed under the Act. Resulting income adjustments are required in the period such changes are enacted, which increased the effective tax rate in 1993.

IMPACT OF INFLATION

         Inflation increases consumers' needs for both life and property and casualty insurance coverage. Inflation increases claims incurred by property and casualty insurers as property repairs, replacements and medical expenses increase. Such cost increases reduce profit margins to the extent that rate increases are not maintained on an adequate and timely basis. Since inflation has remained relatively low in recent years, financial results have not been significantly impacted by inflation.

LIQUIDITY AND CAPITAL  RESOURCES

         Alfa Corporation receives funds from its subsidiaries consisting of dividends, payments for funding federal income taxes, and reimbursement of expenses incurred at the corporate level for the subsidiaries. These funds are used for paying dividends to stockholders, corporate interest and expenses, federal income taxes, and for funding additional investments in its subsidiaries' operations.

         Alfa Corporation's subsidiaries require cash in order to fund policy acquisition costs, claims, other policy benefits, interest expense, general operating expenses, and dividends to Alfa Corporation. The major sources of the Company's liquidity are operations and cash provided by maturing or liquidated investments. A significant portion of the Company's investment portfolio consists of readily marketable securities which can be sold for cash. Based on a review of the Company's matching of asset and liability maturities and on the interest sensitivity of the majority of policies in force, management believes the ultimate exposure to loss from interest rate fluctuations is not significant.

         On October 25, 1993, the Company established a Stock Incentive Plan, pursuant to which a maximum aggregate of 2,000,000 shares of common stock have been reserved for grant to key personnel. The plan expires on October 24, 2003. The Company granted 783,400 such options on October 25, 1993, 80,000 options on March 28, 1994 and 80,000 options on March 27, 1995. The options ratably become exercisable annually over three years, and may not be exercised after ten years after the date of award. At December 31, 1995 no options had been exercised, although 527,608 options were exercisable and 32,200 had been cancelled leaving 1,088,800 options available for grant under the plan.

         In October 1989, the Company's Board of Directors approved a stock repurchase program authorizing the repurchase of up to 2,000,000 shares of its outstanding common stock in the open

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
           -----------------------------------------------------------

market or in negotiated transactions in such quantities and at such times and prices as management may decide. At December 31, 1995, the Company had repurchased 1,097,600 shares at a cost of $4,630,770.

         Total notes payable decreased $18.4 million in 1995 to $95.2 million. Prior to 1995, notes payable consisted of short term debt outstanding under various credit lines with commercial banks which was used primarily to fund the Company's consumer loan portfolio and for other corporate purposes. During the first quarter of 1995 the Company began issuing commercial paper which replaced the majority of the short term debt. At December 31, 1995 the Company had approximately $81.9 million in commercial paper at rates ranging from 5.71% to 5.84% with maturities ranging from January 25, 1996 to March 15, 1996. The Company intends to continue to use the commercial paper program to fund its short term needs however, backup lines of credit are in place up to $125 million. In addition, the Company had $10.9 million in short-term debt outstanding to affiliates with interest equal to commercial paper rates payable monthly and $2.3 million outstanding in other short-term debt at a rate of 3.6%.

         Cash surrenders paid to policyholders on a statutory basis totaled $7.5 million in 1995 and $6.6 million in 1994. This level of surrenders is within the Company's pricing expectations. Historical persistency rates indicate a normal pattern of surrender activity. The structure of the surrender charges is such that persistency is encouraged. The majority of the policies in force have surrender charges which grade downward over a 12 to 15 year period. In addition, the majority of the in-force business is interest sensitive type policies which generally have lower rates of surrender. At December 31, 1995 the total amount of cash that would be required to fund all amounts subject to surrender was approximately $208.4 million.

         The Company's business is concentrated geographically in Alabama, Georgia and Mississippi. Accordingly, unusually severe storms or other disasters in these contiguous states might have a more significant effect on the Company than on a more geographically diversified insurance company. Although the Company believes its reinsurance coverages are adequate, unusually severe storms, other natural disasters and other events could have an adverse impact on the Company's financial condition and operating results.

         Increasing public interest in the availability and affordability of insurance has prompted legislative, regulatory and judicial activity in several states. This includes efforts to contain insurance prices, restrict underwriting practices and risk classifications, mandate rate reductions and refunds, eliminate or reduce exemptions from antitrust laws and generally expand regulation. Because of Alabama's low automobile rates as compared to rates in most other states, the Company does not expect the type of punitive legislation and initiatives found in some states to be a factor in its primary market in the immediate future.

FUTURE FINANCIAL ACCOUNTING CHANGES

         During 1995, the Financial Accounting Standards Board issued Financial Accounting Statement No. 123, "Accounting for Stock-Based Compensation," ("FAS123"). FAS123 encourages, but does not require, companies to account for stock compensation awards based on their fair value at the date of grant, with the resulting compensation cost reflected as expense in the statement of operations. FAS123 requires companies that choose not to reflect the compensation cost in the statement of operations to provide footnote disclosure of the pro forma effect of stock compensation awards on net income and earnings per share. FAS123 is effective for fiscal years beginning after December 15, 1995. The Company will adopt FAS123 in the first quarter of 1996, but has not chosen whether it will reflect stock compensation costs in its statement of earnings or provide pro forma disclosure of the impact of such costs. It is not believed that the adoption of FAS123 will have a material impact on financial position or results of operations.

20                                                         Alfa Corporation 1995

                                ALFA CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                 -----------------------------------------------

                                                                                             December 31,
                                                                                  -----------------------------------
                                                                                        1995               1994
                                                                                  -----------------------------------
ASSETS
Investments:
  Fixed maturities held for investment, at amortized cost
    (market value $3,980,724 in 1995 and $4,855,786 in 1994)                      $    3,711,475       $    4,701,143
  Fixed maturities available for sale, at market value
    (amortized cost $539,217,454 in 1995 and $499,519,431 in 1994)                   572,403,242          473,569,270
  Equity securities, at market (cost $61,247,187 in 1995 and
    $62,840,541 in 1994)                                                              89,014,464           71,811,785
  Mortgage loans on real estate                                                          995,777            1,180,085
  Investment real estate (net of accumulated depreciation
    of $1,205,694 in 1995 and $1,034,764 in 1994)                                      1,829,363            1,425,765
  Policy loans                                                                        29,084,753           25,561,728
  Other long-term investments                                                        111,073,137          115,061,499
  Short-term investments                                                              33,010,906           24,762,467
                                                                                  -----------------------------------
            Total investments                                                        841,123,117          718,073,742
Cash                                                                                   1,326,285           11,750,197
Accrued investment income                                                              9,340,980            9,070,828
Accounts receivable                                                                   13,771,367            7,063,086
Reinsurance balances receivable                                                        4,546,506            3,445,239
Due from affiliates                                                                    1,406,729            1,800,310
Deferred policy acquisition costs                                                     89,156,542           89,012,566
Deferred income taxes                                                                                       2,913,291
Other assets                                                                           4,761,451            4,740,961
                                                                                  -----------------------------------
            Total assets                                                            $965,432,977         $847,870,220
                                                                                  ===================================
LIABILITIES AND STOCKHOLDERS' EQUITY

Future policy benefits, losses and loss expenses                                    $402,352,509         $350,503,581
Unearned premiums                                                                     85,306,194           79,426,172
Dividends to policyholders                                                             8,863,633            8,553,904
Premium deposit and retirement deposit funds                                           7,861,070            9,191,782
Deferred income taxes                                                                 22,501,534
Other liabilities                                                                     28,612,754           31,446,801
Due to affiliates                                                                      6,135,599              179,650
Commercial Paper                                                                      81,949,616
Notes payable                                                                          2,323,362           93,128,142
Notes payable to affiliates                                                           10,916,962           20,454,742
                                                                                  -----------------------------------
            Total liabilities                                                        656,823,233          592,884,774
                                                                                  -----------------------------------
Commitments and contingencies (Notes 1, 9 and 12)

Stockholders' equity:
   Preferred stock, $1 par value, 1,000,000 shares authorized; none issued
   Common stock, $1 par value,
     shares authorized, 110,000,000
     issued, 41,891,512
     outstanding, 40,785,912                                                          41,891,512           41,891,512
Capital in excess of par value                                                        21,276,023           21,276,023
Net unrealized investment gains (losses), net of tax                                  35,620,863          (10,980,201)
Retained earnings                                                                    214,453,116          207,429,882
Treasury stock, at cost, 1,105,600 shares                                             (4,631,770)          (4,631,770)
                                                                                  -----------------------------------

            Total stockholders' equity                                               308,609,744          254,985,446
                                                                                  -----------------------------------
            Total liabilities and stockholders' equity                              $965,432,977         $847,870,220
                                                                                  ===================================

 The accompanying notes are an integral part of these financial statements.

                                ALFA CORPORATION
                       CONSOLIDATED STATEMENTS OF INCOME
                   -----------------------------------------

                                                                           For the years ended December 31,
                                                                -----------------------------------------------------
                                                                    1995                1994                 1993
                                                                -----------------------------------------------------
Revenues:
 Premiums and policy charges                                    $308,088,969        $247,130,623         $219,913,229
 Net investment income                                            50,923,107          45,553,661           44,901,949
 Net realized investment gains                                     1,106,016             571,966            4,890,169
 Other income                                                      2,645,243           3,056,928            2,918,328
                                                                -----------------------------------------------------
      Total revenues                                             362,763,335         296,313,178          272,623,675
                                                                -----------------------------------------------------

Benefits and expenses:
 Benefits and settlement expenses                                249,631,655         182,616,940          154,600,340
 Dividends to policyholders                                        3,015,079           2,900,027            2,760,453
 Amortization of deferred policy acquisition costs                47,361,743          37,746,222           31,187,395
 Other operating expenses                                         31,762,154          25,218,195           20,760,912
                                                                -----------------------------------------------------
      Total expenses                                             331,770,631         248,481,384          209,309,100
                                                                -----------------------------------------------------

Income before provision for income taxes and
  cumulative effects of changes in accounting principles          30,992,704          47,831,794           63,314,575
Provision for income taxes                                         8,674,753          14,965,056           20,998,862
                                                                -----------------------------------------------------

Income before cumulative effects of changes in
  accounting principles                                           22,317,951          32,866,738           42,315,713
Cumulative effects of changes in accounting principles:
  Effect of adopting SFAS 106
    (Net of tax of $237,715) (Note 1)                                                                        (461,446)
  Effect of adopting EITF Issue 93-6
    (Net of tax of $1,600,040) (Note 1)                                                                     3,105,963
                                                                -----------------------------------------------------
      Net income                                                $ 22,317,951       $  32,866,738        $  44,960,230
                                                                =====================================================

Income per share before cumulative effects
  of changes in accounting principles                                $.55                $.81                   $1.04
Per share cumulative effects of changes in accounting principles:
  Effect of adopting SFAS 106 (Note 1)                                                                           (.01)
  Effect of adopting EITF Issue 93-6 (Note 1)                                                                    .07
                                                                -----------------------------------------------------
     Net income per share                                            $.55               $ .81                   $1.10
                                                                =====================================================

Pro forma amounts assuming the EITF 93-6 consensus
  is applied retroactively (Note 1):
    Net income                                                                                           $ 41,854,267
                                                                =====================================================

    Net income per share                                                                                        $1.03
                                                                =====================================================

Weighted average shares outstanding                               40,785,912          40,785,912           40,785,912
                                                                =====================================================

The accompanying notes are an integral part of these financial statements.

                                ALFA CORPORATION
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 -----------------------------------------------

                                                                 NET
                                                              UNREALIZED
                                              CAPITAL IN      INVESTMENT
                                   COMMON      EXCESS OF         GAINS       RETAINED        TREASURY
                                    STOCK      PAR VALUE       (LOSSES)      EARNINGS          STOCK         TOTAL
                                -------------------------------------------------------------------------------------
Balance, December 31, 1992*      $41,891,512  $21,276,023   $ 11,050,060    $154,992,148  $ (4,631,770)  $224,577,973

Change in net unrealized
 investment gains/losses                                       2,867,421                                    2,867,421

Dividends to stockholders
 ($.28 per share)* (Note 10)                                                 (11,420,059)                 (11,420,059)

Net income                                                                    44,960,230                   44,960,230
                                -------------------------------------------------------------------------------------

Balance, December 31, 1993        41,891,512   21,276,023     13,917,481     188,532,319    (4,631,770)   260,985,565

Change in net unrealized
 investment gains/losses                                     (24,897,682)                                 (24,897,682)

Dividends to stockholders
 ($.3425 per share)                                                          (13,969,175)                 (13,969,175)

Net income                                                                    32,866,738                   32,866,738
                                -------------------------------------------------------------------------------------

Balance, December 31, 1994        41,891,512   21,276,023    (10,980,201)    207,429,882    (4,631,770)   254,985,446

Change in net unrealized
 investment gains/losses                                      46,601,064                                   46,601,064

Dividends to stockholders
 ($.375 per share)                                                           (15,294,717)                 (15,294,717)

Net income                                                                    22,317,951                   22,317,951
                                -------------------------------------------------------------------------------------

Balance, December 31, 1995       $41,891,512  $21,276,023    $35,620,863    $214,453,116   $(4,631,770)  $308,609,744
                                =====================================================================================

* After giving retroactive effect for a two-for-one stock split effected in the form of a 100% stock dividend which was paid on June 1, 1993.

The accompanying notes are an integral part of these financial statements.

                                ALFA CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------

                                                                                    For the Years Ended December 31,
                                                                     --------------------------------------------------------------
                                                                              1995                1994                 1993
                                                                     --------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                             $  22,317,951       $  32,866,738        $  44,960,230
  Adjustments to reconcile net income to net cash
    provided by operating activities:
     Policy acquisition costs deferred                                     (54,231,803)        (44,427,854)         (37,655,043)
     Amortization of deferred policy acquisition costs                      47,361,743          37,746,222           31,187,395
     Depreciation and amortization                                           4,781,522           4,011,402            1,124,462
     Provision for deferred taxes                                              471,030          (9,083,866)           1,055,021
     Interest on policyholders' funds                                       10,715,806           9,484,217            8,379,981
     Net realized investment gains                                          (1,106,016)           (571,966)          (4,890,169)
     Other                                                                   1,127,332             545,644            1,042,624
     Changes in operating assets and liabilities:
      Increase in accrued investment income                                   (270,152)           (716,825)            (737,119)
      Decrease (increase) in accounts receivable                            (6,656,298)          4,272,274           (2,864,143)
      Increase in reinsurance balances receivable                           (1,101,267)         (1,957,774)          (4,696,653)
      Decrease (increase) in amounts due from affiliates                       393,581          (1,242,775)            (370,548)
      Increase (decrease) in amounts due to affiliates                       5,955,949          (1,997,216)           1,317,307
      Increase in other assets                                                 (20,490)           (630,304)          (1,232,835)
      Increase in liability for policy reserves                             25,492,677          15,781,187            7,288,704
      Increase in liability for unearned premiums                            5,880,022           3,361,282            2,905,434
      Increase (decrease) in amounts held for others                        (1,020,983)            (84,771)             339,908
      Increase (decrease) in other liabilities                              (2,834,047)         11,546,865           (1,997,144)
                                                                     --------------------------------------------------------------
         Net cash provided by operating activities                          57,256,557          58,902,480           45,157,412
                                                                     --------------------------------------------------------------
Cash flows from investing activities:
     Maturities and redemptions of fixed maturities held for investment      1,014,623           5,494,458          109,308,504
     Maturities and redemptions of fixed maturities available for sale      32,053,653          48,709,692
     Maturities and redemptions of other investments                        85,578,545          63,434,944           53,909,221
     Sales of fixed maturities held for investment                                                                   76,930,760
     Sales of fixed maturities available for sale                           12,972,473         114,656,045
     Sales of other investments                                             19,752,645          42,618,304           65,724,691
     Purchase of fixed maturities held for investment                                                              (249,882,615)
     Purchase of fixed maturities available for sale                       (74,324,150)       (243,495,912)
     Purchase of other investments                                        (117,676,379)       (149,583,434)        (142,403,653)
     Net (increase) decrease in short-term investments                      (2,759,648)         26,538,805           12,025,157
     Net (increase) decrease in receivable/payable on securities            (5,540,774)         (5,536,364)           8,377,631
                                                                     --------------------------------------------------------------
        Net cash used in investing activities                              (48,929,012)        (97,163,462)         (66,010,304)
                                                                     --------------------------------------------------------------
Cash flows from financing activities:
     Increase in commercial paper                                           81,949,616
     Increase (decrease) in notes payable                                  (90,804,780)         42,417,139           10,306,002
     Increase (decrease) in notes payable to affiliates                     (9,537,780)            233,589           12,651,439
     Stockholder dividends paid                                            (15,294,718)        (13,969,175)         (11,420,057)
     Deposits of policyholders' funds                                       38,106,084          36,460,374           32,845,614
     Withdrawal of policyholders' funds                                    (23,169,879)        (21,877,303)         (19,237,934)
                                                                     --------------------------------------------------------------
        Net cash (used in) provided by financing activities                (18,751,457)         43,264,624           25,145,064
                                                                     --------------------------------------------------------------
Net (decrease) increase in cash                                            (10,423,912)          5,003,642            4,292,172
Cash at beginning of year                                                   11,750,197           6,746,555            2,454,383
                                                                     --------------------------------------------------------------
Cash at end of year                                                      $   1,326,285       $  11,750,197        $   6,746,555
                                                                     ==============================================================

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
   Interest                                                              $   6,254,471       $   4,524,267        $   2,215,539
   Income taxes                                                          $  20,376,776       $  19,583,700        $  23,577,531

Supplemental disclosures of non-cash investing and financing activities: In connection with the Company's increased participation in the pooling agreement a non-cash transaction occurred on October 1, 1994 which increased unearned premiums $19.0 million, increased investments $15.2 million and increased deferred acquisition costs $3.8 million. (Note 2).

The accompanying notes are an integral part of these financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The accompanying consolidated financial statements are prepared on the basis of generally accepted accounting principles. Such principles differ from statutory reporting practices prescribed or permitted by the National Association of Insurance Commissioners (NAIC) and state regulatory authorities.

         The accompanying consolidated financial statements include, after intercompany eliminations, Alfa Corporation and its wholly-owned subsidiaries, Alfa Life Insurance Corporation (Life), Alfa Insurance Corporation, Alfa General Insurance Corporation, Alfa Financial Corporation (Financial), Alfa Investment Corporation, Alfa Builders, Inc. (Builders), Alfa Realty, Inc. (Realty) and Alfa Agency Mississippi, Inc. The Company's primary market area is Alabama, Georgia and Mississippi.

Nature of Operations

         Alfa Corporation operates predominantly in the insurance industry. Its insurance subsidiaries write life insurance in Alabama, Georgia and Mississippi and property and casualty insurance in Georgia and Mississippi. The Company's noninsurance subsidiaries are engaged in consumer financing, leasing, real estate investments, residential and commercial construction, and real estate sales. As more fully discussed in Note 2, its property and casualty insurance business is pooled with that of the Alfa Mutual Insurance Companies which write property and casualty business in Alabama. The Company's business is concentrated geographically in Alabama, Georgia and Mississippi. Approximately $289 million of premiums and policy charges representing 94% of such amounts in 1995 were from policies written in Alabama. Accordingly, unusually severe storms or other disasters in this state might have a more significant effect on the Company than on a more geographically diversified insurance company. Although the Company believes its reinsurance coverages are adequate, unusually severe storms, other natural disasters and other events in this one state could have an adverse impact on the Company's financial condition and operating results. Increasing public interest in the availability and affordability of insurance has prompted legislative, regulatory and judicial activity in several states. This includes efforts to contain insurance prices, restrict underwriting practices and risk classifications, mandate rate reductions and refunds, eliminate or reduce exemptions from antitrust laws and generally expand regulation. Because of Alabama's low automobile rates as compared to rates in most other states, the Company does not expect the type of punitive legislation and initiatives found in some states to be a factor in its primary market in the immediate future.

Revenues, Benefits, Claims and Expenses

         Traditional Life Insurance Products: Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist principally of whole life insurance policies, term life insurance policies, and certain annuities with life contingencies. Premiums are recognized over the premium-paying period of the policy. The liability for future policy benefits is computed using a net level method including assumptions as to investment yields, mortality, withdrawals, and other assumptions based on the Company's experience modified as necessary to reflect anticipated trends and to include provisions for possible unfavorable deviations. Policy benefit claims are charged to expense in the period that the claims are incurred.

         Universal Life Products: Universal life products include universal life insurance and other interest-sensitive life insurance policies. Universal life revenues, which are considered operating cash flows, consist of policy charges for the cost of insurance, policy administration, and surrender charges that have been assessed against policy account balances during the period. Benefit reserves for universal life represent policy account balances before applicable surrender charges. Benefit claims incurred in the period in excess of related policy account balances and interest credited to policy account balances are charged to expense.

         Property and Casualty Products: Property and casualty premiums are earned ratably over the term of the policies. The liability for unearned premiums represents the portion of premiums written which is applicable to the unexpired term of the policies.

         The liability for estimated unpaid property and casualty losses and loss adjustment expenses is based upon an evaluation of reported losses and on estimates of incurred but not reported losses. Adjustments to the liability based upon subsequent developments are included in current operations.

Policy Acquisition Costs

         Commissions and other costs of acquiring insurance that vary with and are primarily related to the production of new and renewal business have been deferred. Traditional life insurance acquisition costs are being amortized over the premium-payment period of the related policies using assumptions consistent with those used in computing policy benefit reserves. Acquisition costs for universal life type policies are being amortized over the lives of the policies in relation to the present value of estimated gross profits which are determined based upon surrender charges and investment, mortality, and expense margins. Acquisition costs for property and casualty insurance are amortized over the period in which the related premiums are earned.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------


Investments

         In the first quarter of 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that such securities be segmented as securities held to maturity, securities available for sale and securities held for trading purposes.

         Securities held to maturity include investments which the Company has both the ability and positive intent to hold until maturity; such securities are reported at amortized cost. Securities available for sale include investments which the Company may elect to sell prior to maturity and are reported at their current market value. The unrealized gains or losses on these securities, net of taxes, are recorded as a component of stockholders' equity. Furthermore, deferred acquisition costs are adjusted to reflect the effect that would have been recognized had the unrealized holding gains and losses been realized. This adjustment to deferred acquisition costs results in a corresponding adjustment to stockholders' equity. The effect of SFAS No. 115 at December 31, 1995 was an increase in fixed maturities of $33.2 million, a decrease in deferred acquisition costs of $6.7 million, an increase in deferred taxes payable of $9.3 million and an increase in stockholders' equity of $17.2 million.

         Equity securities (common and non-redeemable preferred stocks) are carried at market value, real estate is carried at cost less accumulated depreciation and mortgage loans, policy loans and installment loans are carried at unpaid principal balances. Declines in market values of fixed maturities and equity securities deemed to be other than temporary are recognized in the determination of net income. Realized gains and losses on sales of investments are recognized in net income using the specific identification method. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

         The Company has a covered call option writing program. Call premiums received from options written are carried at market value as a liability with net unrealized gains or losses reflected in stockholders' equity. Realized gains and losses on options written are recognized in net income upon settlement of the option contract. While the covered call option program involves elements of off-balance-sheet risk, the Company had only $63,375 in options outstanding at December 31, 1995.

         Realized investment gains and losses are reported on a pre-tax basis as a component of revenues. Income taxes applicable to net realized investment gains and losses are included in the provision for income tax.

Income Taxes

         In the first quarter of 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which changed the Company's method of accounting for income taxes from the deferred method required under Accounting Principles Board Opinion No. 11 to the liability method. The principal difference between the two methods is that, under the liability method, deferred tax assets and liabilites are adjusted to reflect changes in statutory tax rates resulting in income adjustments in the period such changes are enacted.

Postretirement Benefits

         In the first quarter of 1993, the Company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." As a result of the Management and Operating Agreement and the Pooling Agreement with the affiliated Alfa Mutual Group of insurance companies, the Company shares the expense of providing certain health care and life insurance benefits to eligible retired employees. At January 1, 1993, the Company changed its method of accounting for its share of the costs of postretirement benefits to an accrual method, and elected to recognize an accumulated transition obligation of $699,161. This amount, net of $237,715 tax, was accounted for as a cumulative effect of a change in accounting principle and shown as a reduction to income. The Company's net periodic cost for 1995 and 1994 was approximately $257,000 and $223,000, respectively. The Company's obligation is not materially affected by a 1% change in the health care cost trend assumption used in the calculation of the obligation.

Reinsurance

         In the second quarter of 1993, the Company adopted the provisions of the consensus opinion of the Financial Accounting Standards Board Emerging Issues Task Force (EITF) Issue No. 93-6, "Accounting for Multiple-Year Retrospectively-Rated Contracts by Ceding and Assuming Enterprises" (Issue 93-6). In Issue 93-6, the Task Force reached a consensus that a liability should be recognized by the ceding enterprise to the extent that the ceding enterprise has an obligation to pay cash or other consideration to a reinsurer that would not have been required absent experience under the contract. The amount to be recognized is the lower of the termination liability that would result if the contract were canceled or the incremental amount payable based on loss experience. Similarly, an asset should be recognized by the ceding enterprise to the extent that the ceding enterprise would be entitled to cash or other consideration from the reinsurer based on experience to date under the contract.

                                ALFA CORPORATION
                          ---------------------------


         Based on the Company's evaluation of Issue 93-6, a change was required from the previously applied accounting to comply with the Task Force consensus. The consensus permits a cumulative catch-up adjustment method to be utilized for the accounting change. In accordance with Issue 93-6, the $3,105,963 cumulative effect of the change on prior years (after reduction for income taxes of $1,600,040) is included in income for 1993. The pro forma amounts included on the face of the income statement reflect the retroactive application of the accounting change and the related income tax effects of its application. The effect of the change for 1993 was to decrease income before cumulative effect of a change in accounting principle by $2,220,560 ($.05 per share) and to increase net income $885,413 ($.02 per share).

         Amounts recoverable from property and casualty reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Amounts paid for reinsurance contracts are expensed over the contract period during which insured events are covered by the reinsurance contracts.

Use of Estimates in the Preparation of the Financial Statements

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and assumptions are particularly important in determining the reserves for future policy benefits, losses and loss expenses and deferred policy aquisition costs. Actual results could differ from those estimates.

Net Income Per Share

         Net income per share is computed using the weighted average number of shares outstanding during the year.

Cash

         Cash consists of demand deposits at banks. Short-term investments with maturities of three months or less are considered to be investments and are not considered to be cash or cash equivalents for the purposes of the statements of cash flows.

Other

         Certain reclassifications have been made to 1994 and 1993 amounts in order to conform to 1995 classifications and descriptions.

2. POOLING AGREEMENT

         Effective August 1, 1987, the Company entered into a property and casualty insurance Pooling Agreement (the "Pooling Agreement") with Alfa Mutual Insurance Company (Mutual), Alfa Mutual Fire Insurance Company (Fire) and Alfa Mutual General Insurance Company (General), (collectively, the "Mutual Group"). Mutual, Fire and General are direct writers primarily of personal lines of property and casualty insurance in Alabama. Mutual writes preferred risk automobile, homeowner, farmowner and mobile home insurance. Fire writes fire and allied lines insurance. General writes standard risk automobile and homeowner insurance. Mutual also writes a limited amount of commercial insurance, including church, and businessowner insurance. Under the terms of the Pooling Agreement, the Company cedes to Mutual all of its property and casualty business net of reinsurance ceded to others. All of the Mutual Group's direct property and casualty business (together with the property and casualty business ceded by the Company) is included in the pool. Until September 30, 1994, Mutual retroceded 50% of the pooled premiums, losses, loss adjustment expenses and other underwriting expenses to the Company and an aggregate of 18% to Fire and General, while retaining 32% of these amounts itself. On October 1, 1994, the Company increased its participation in the Pooling Agreement. Effective that date Mutual retrocedes 65% of the pool to the Company and an aggregate of 11% to Fire and General while retaining 24 % itself. In connection with the increased participation, the Company assumed both an additional liability of $19.0 million for the increase in unearned premium reserves and $15.2 million in fixed maturities to fund the additional liability from the Mutual Group. The $3.8 million difference in the unearned premium reserves and the invested assets assumed represents the commission the Mutual Group was paid to reimburse it for estimated expenses previously incurred related to the unearned premiums. The Company's participation in the Pooling Agreement may be changed or terminated without the consent or approval of the Company's shareholders, and the Pooling Agreement may be terminated by any party thereto upon 90 days notice.

         As a result of the Pooling Agreement, the Company had a payable of $6,135,599 to the Mutual Group and a receivable of $709,170 from the Mutual Group at December 31, 1995 and December 31, 1994, respectively, for cash transactions originating in December and settled the following month. Approximately 85% of the Company's property and casualty premium income and 79% of its total premium income is derived from the Company's participation in the Pooling Agreement.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------


3. RELATED PARTY TRANSACTIONS

         Mutual owns 39.72% and Fire owns 11.07% of the Company's common stock. The Board of Directors of the Company consists of twelve members, seven of whom serve as Directors of Mutual, Fire and General and two of whom are executive officers of the Company. Two of the Company's directors and most of the Company's executive officers, including the Company's President and its Chief Financial Officer, also hold the same positions with Mutual, Fire and General. The Company paid stockholder dividends to Mutual and Fire totaling $7,768,809 in 1995, $7,095,512 in 1994 and $5,800,710 in 1993.

         The Mutual Group and the Company's insurance subsidiaries are considered an insurance company holding system with Mutual being the controlling party under the Alabama Insurance Holding Company Systems Regulatory Act and their activities and transactions are subject to reporting, examination and regulation thereunder.

         Under a Management and Operating Agreement, Mutual provides substantially all facilities, management and other operational services to the Company and its subsidiaries and to other companies associated with Mutual. Most of the personnel providing management services to the Company are full-time employees of, and are directly compensated by Mutual. The Company's business is substantially integrated with that of Mutual, Fire and General. Mutual periodically conducts time usage and other special expense allocation studies. Mutual charges the Company for both its allocated and direct salaries, employee benefits and other expenses, including those for the use of office facilities. The amounts paid by the Company to Mutual under the Management and Operating Agreement were approximately $26.0 million in 1995, $25.3 million in 1994 and $22.8 million in 1993. In Alabama, the Company's life insurance agents are career employees of Mutual. The Company reimburses Mutual for the full amount of all its agents' commissions paid by Mutual for the sale of the Company's insurance products.

         Mutual's employees are covered by a group life insurance plan provided by Life. Group life insurance premiums paid to Life totaled $1,606,169 in 1995, $2,104,223 in 1994 and $735,293 in 1993. Policy reserves and insurance in force on this plan at December 31, 1995 were approximately $704,000 and $314 million, respectively.

         The Company's consumer finance and leasing subsidiary (Financial) leases equipment, automobiles, furniture and other property to the Mutual Group. The Mutual Group paid $2,141,934 in 1995, $2,015,787 in 1994 and $1,607,781 in
1993 under these leases. The Mutual Group invests in automobile and other installment loans issued and serviced by Financial. The amount invested by the Mutual Group in such loans was $916,962 and $10,454,742 at December 31, 1995 and 1994, respectively. Interest paid by Financial to the Mutual Group was $566,380 in 1995, $474,683 in 1994 and $350,761 in 1993. The Mutual Group's sponsoring organization, the Alabama Farmers' Federation (Federation), and Alfa Services, Inc., a Federation subsidiary, invests in short-term lines of credit with the Company and Financial. At December 31, 1995 and 1994, the balance outstanding on these lines of credit included in notes payable to affiliates was $10,000,000 . Interest paid by the Company and Financial to the Federation and its subsidiary was $618,132 in 1995, $468,621 in 1994 and $248,512 in 1993.

         The Company's real estate construction subsidiary (Builders) contracts with the Mutual Group for the construction of certain commercial facilities. The Mutual Group paid $9,214,674 in 1995, $4,615,162 in 1994 and $3,709,119 in 1993
to Builders under such contracts. The Company's commercial real estate sales subsidiary (Realty) receives commissions for sales and leasing of certain of the Mutual Group's commercial facilities. The Mutual Group paid $224,760 in 1995, $152,150 in 1994, and $221,814 in 1993 for such sales services.

         The Company periodically has investment transactions with the Mutual Group. No such transactions occurred in 1995. In 1994, the Company sold securities totaling $1,174,553 to the Mutual Group at market value, which was a loss of $659,980. In 1993, the Company sold securities totaling approximately $7.9 million to the Mutual Group at market value, which was a loss of approximately $4.2 million. The Company has also entered into an investment partnership with the Mutual Group. The amount invested in the partnership was $6.7 million and $6.4 million at December 31, 1995 and 1994, respectively. The Company had committed to fund up to $6.7 million additional investment in the partnership at December 31, 1995.

                                ALFA CORPORATION
                                ----------------


4. INVESTMENTS

Net investment income is summarized as follows:

                                                            1995              1994              1993
                                                        -----------------------------------------------
Fixed maturities:
  Held for investment                                   $   424,437       $   538,428       $37,214,861
  Available for sale                                     41,300,467        37,125,999
                                                        -----------------------------------------------
    Total fixed maturities                               41,724,904        37,664,427        37,214,861
Equity securities                                         2,856,503         2,451,891         2,955,894
Mortgage loans on real estate                                95,414           113,638           148,231
Investment real estate                                      320,044           299,610           300,744
Policy loans                                              2,102,457         1,824,634         1,617,322
Other long-term investments                              15,998,978        12,078,507         7,663,126
Short-term investments                                    1,537,560           893,870           837,637
                                                        -----------------------------------------------
Total investment income                                  64,635,860        55,326,577        50,737,815
  Investment expenses, including interest expense        13,712,753         9,772,916         5,835,866
                                                        -----------------------------------------------
Net investment income                                   $50,923,107       $45,553,661       $44,901,949
                                                        ===============================================


Net realized investment gains (losses) are summarized as follows:

                                             1995           1994            1993
                                      ------------------------------------------
Fixed maturities:
  Held for investment                 $     6,227    $   271,717     $   474,813
  Available for sale                      126,916     (7,964,208)
                                      ------------------------------------------
    Total fixed maturities                133,143     (7,692,491)        474,813
Equity securities                         429,310      7,415,236       3,170,510
Other investments                         543,563        849,221       1,244,846
                                      ------------------------------------------
Net realized investment gains         $ 1,106,016    $   571,966     $ 4,890,169
                                      ==========================================


Changes in net unrealized investment gains and losses on fixed maturities and equity securities are as follows:

                                                 Increase (Decrease)
                                      ------------------------------------------
                                          1995           1994           1993
                                      ------------------------------------------
Fixed maturities:
  Held for investment                 $   114,606    $(24,935,799)    $5,260,485
                                      ==========================================
  Available for sale, net of tax      $34,066,412    $(16,867,605)
                                      ==========================================
Equity securities, net of tax         $12,534,652    $ (8,030,077)    $2,867,421
                                      ==========================================


         Unrealized investment gains and losses are based on market values which were determined using nationally recognized pricing services, broker/dealers securities firms and market makers. Less than one half of 1% were marked to market using internally developed methods.

         At December 31, 1995, gross unrealized gains for equity securities amounted to $29,768,220 while gross unrealized losses amounted to $2,029,562 and applicable deferred income taxes aggregated $9,316,602.

         The Company's fixed maturity portfolio is predominantly comprised of investment grade securities. At December 31, 1995, approximately $5.0 million in fixed maturities (0.9% of the total fixed maturity portfolio) are considered below investment grade. The Company considers bonds with a quality rating of BB+ and below, based on Standard & Poor's rating scale, to be below investment grade.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------


(Note 4. continued)

The amortized cost and estimated market value of investments in fixed maturity securities are as follows:

                                                                           December 31, 1995
                                                   ----------------------------------------------------------------------
                                                                          GROSS             GROSS            ESTIMATED
                                                      AMORTIZED         UNREALIZED        UNREALIZED           MARKET
                                                         COST             GAINS             LOSSES             VALUE
                                                   ----------------------------------------------------------------------
Held for investment:
Mortgage-backed securities                          $  3,711,475       $   269,249       $                 $  3,980,724
                                                   ======================================================================
Available for sale:
U.S. Treasury securities & obligations of U.S.
 Government corporations and agencies               $ 63,606,264       $ 6,133,032       $                 $ 69,739,296
Obligations of states & political subdivisions        89,129,790         5,847,781          (137,163)        94,480,408
Corporate securities                                 146,590,359        14,312,121          (659,093)       160,243,387
Mortgage-backed securities                           235,186,411        10,691,072        (2,716,494)       243,160,989
Other debt securities                                  4,704,630           111,726           (37,194)         4,779,162
                                                   ----------------------------------------------------------------------
Totals                                              $539,217,454       $36,735,732       $(3,549,944)      $572,403,242
                                                   ======================================================================


The amortized cost and estimated market value of investments in fixed maturity securities are as follows:

                                                                           December 31, 1994
                                                   ----------------------------------------------------------------------
                                                                         GROSS              GROSS             ESTIMATED
                                                      AMORTIZED        UNREALIZED         UNREALIZED           MARKET
                                                        COST             GAINS              LOSSES             VALUE
                                                   ----------------------------------------------------------------------
Held for investment:
Mortgage-backed securities                          $  4,701,143      $    155,199       $     (1,268)      $  4,855,786
                                                   ======================================================================
Available for sale:
U.S. Treasury securities & obligations of U.S.
  Government corporations and agencies              $ 55,597,529      $    383,558       $ (3,946,367)      $ 52,034,720
Obligations of states & political subdivisions        85,636,396         1,848,400         (3,133,348)        84,351,448
Corporate securities                                 152,615,683         3,083,428         (5,643,465)       150,055,646
Mortgage-backed securities                           202,365,193           528,137        (18,622,114)       184,271,216
Other debt securities                                  3,304,630                             (448,390)         2,856,240
                                                   ----------------------------------------------------------------------
Totals                                              $499,519,431      $  5,843,523       $(31,793,684)      $473,569,270
                                                   ======================================================================


         The amortized cost and estimated market value of fixed maturities available for sale at December 31, 1995, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                       December 31, 1995
                                                 -------------------------------
                                                                    ESTIMATED
                                                   AMORTIZED          MARKET
Available for sale:                                  COST              VALUE
                                                 -------------------------------
Due in one year or less                          $  5,356,578       $  5,416,747
Due after one year through five years              56,920,500         61,075,418
Due after five years through ten years            116,455,933        125,789,507
Due after ten years                               125,298,032        136,951,581
                                                 -------------------------------
                                                  304,031,043        329,242,253
Mortgage-backed securities                        235,186,411        243,160,989
                                                 -------------------------------
                                                 $539,217,454       $572,403,242
                                                 ===============================

                                ALFA CORPORATION
                                ----------------


         Proceeds from sales of fixed maturities available for sale were $7,625,006 in 1995 and $114,656,045 in 1994. Gross gains of $500,601 in 1995 and
$2,031,792 in 1994 and gross losses of $566,637 in 1995 and $8,859,861 in 1994 were realized on those sales. The losses in 1994 were primarily the result of sales late in the fourth quarter due to management's decision to offset previously taken gains with losses in the portfolio which reduced taxes and should improve future cash flows. In addition, the Company recorded a loss of approximately $501,000 in 1995 and $804,000 in 1994 for securities whose evaluation was deemed to be an other than temporary decline. At December 31, 1994 the Company's mortgage backed securities were comprised of CMO's and passthrough securities. Because of the Company's significant investment in fixed maturities, the valuation of its portfolio is subject to significant adjustments due to changes in interest rates. However, due to the Company's history of positive cash flow, and the ability to hold such investments to maturity and management's periodic assessment and monitoring of the portfolio, the ultimate exposure to loss from interest rate fluctuations is not considered significant.

         As of December 31, 1995 and 1994, the Company's mortgage loan portfolio totaled approximately $1.0 million and $1.2 million respectively, and the collateral loan portfolio, included in "Other long-term investments," totaled $68.1 million and $73.9 million respectively. These portfolios consisted of loans to individuals in the Company's primary market area of Alabama, Georgia and Mississippi. Management evaluates the creditworthiness of customers on a case-by-case basis and obtains collateral as deemed necessary based on this evaluation.

         The Company has estimated the market value of the collateral loan portfolio to be approximately $73.0 million and $77.9 million at December 31, 1995 and 1994, respectively. The estimated market value was determined by discounting the estimated future cash flows from the loan portfolio at 8.0% for 1995 and 9.0% for 1994, the current interest rates offered for similar loans, and after allowing for estimated loan losses. The Company had no impaired loans subject to individual valuation at or during the year ended December 31, 1995.

         The Company's policy loans earn interest at rates ranging from 5.0% to 8.0% at December 31, 1995. Because the policy loans have no stated maturity and are often repaid by reductions to benefits and surrenders, it is not practicable to determine the fair value of the policy loan portfolio.

         At December 31, 1995, the Company had $444,031 in investments on deposit with regulatory agencies in order to meet statutory requirements.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

         Information about specific valuation techniques and related fair value detail is provided in Note 1 - Summary of Significant Accounting Policies, Note 4 - Investments and Note 8- Notes Payable and Commercial Paper. Pursuant to SFAS 119, the cost and fair value of the financial instruments as of December 31 are summarized as follows:

                                                                      December 31
                                           --------------------------------------------------------------------
                                                         1995                                1994
                                           --------------------------------------------------------------------
                                                Cost           Fair Value           Cost           Fair Value
                                           --------------------------------------------------------------------
Investments:
  Fixed maturities held for investment      $  3,711,475      $  3,980,724      $  4,701,143      $  4,855,786
  Fixed maturities available for sale       $539,217,454      $572,403,242      $499,519,431      $473,569,270
  Equity securities                         $ 61,247,187      $ 89,014,464      $ 62,840,541      $ 71,811,785
  Short-term investments                    $ 33,010,906      $ 33,010,906      $ 24,762,467      $ 24,762,467
  Other long-term investments               $111,073,137      $116,447,626      $115,061,499      $119,109,133
Liabilities:
   Commercial paper                         $ 81,949,616      $ 81,949,616
   Notes payable                            $ 13,240,324      $ 13,240,324      $113,582,884      $113,582,884

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------


6. FUTURE POLICY BENEFITS, LOSSES AND LOSS EXPENSES

         The composition of the liability for future policy benefits, losses and loss adjustment expenses and the more significant assumptions used in its calculation are as follows:

                                                                                             BASIS OF ASSUMPTION
                                                                              ------------------------------------------------------

                            INSURANCE         12/31/95          YEARS           INTEREST            MORTALITY             WITH-
                            IN FORCE         LIABILITY         OF ISSUE           RATE            AND MORBIDITY          DRAWALS
                        ------------------------------------------------------------------------------------------------------------

Ordinary life            $3,685,348,339     $100,079,665     1955 to 1978          5%          1955-60 Basic Select      Company
                                                                                              and Ultimate Mortality    experience
                                                                                                      Tables

                                                             1979 and 1980    7% graded to    Modified 1965-70 Basic      Company
                                                                                   5%           Select and Ultimate     experience
                                                                                                 Mortality Tables

                                                              1981 - 1993     9% graded to    Modified 1965-70 Basic      Company
                                                                                   7%           Select and Ultimate     experience
                                                                                                 Mortality Tables

                                                              1994 - 1995          6%         Modified 1965-70 Basic      Company
                                                                                                Select and Ultimate     experience
                                                                                                 Mortality Tables

Interest sensitive life   1,686,244,217      118,175,945      1984 - 1995       6.85% to      Modified 1965-70 Basic      Company
                                                                                  7.0%*         Select and Ultimate     experience
                                                                                                 Mortality Tables

Universal life            2,942,105,733       60,529,011      1987 - 1995       6.25% to      Modified 1965-70 Basic      Company
                                                                                  7.0%*         Select and Ultimate     experience
                                                                                                 Mortality Tables

Annuities                                     11,636,422      1974 - 1995    5.25% to 6.5%*

Group credit life            14,382,395          516,303

Group life                  314,826,160          703,751                          4.5%               1960 CSG
                         -------------------------------
                         $8,642,906,844     $291,641,097
                         ==============
Accident and health                              342,697                           5%            1972 intercompany     200% N&W III
                                                                                                      reports

Losses and loss
adjustment expenses                          110,368,715
                                            ------------
                                            $402,352,509
                                            ============

*Rates are adjustable annually on policyholders' anniversary dates.

         Participating policies represent approximately 4% of the ordinary life insurance in force and 8% of life insurance premium income. The amount of dividends paid to policyholders is fixed by the Board of Directors and allocated to participating policyholders.

                                ALFA CORPORATION
                                ----------------


 (Note 6. continued)

         In 1994, the Company adopted SOP 94-5, "Disclosures of Certain Matters in the Financial Statements of Insurance Enterprises." The adoption of SOP 94-5 had no effect on results of operations or financial condition.

         Activity in the liability for unpaid losses and loss adjustment expenses, prepared in accordance with generally accepted accounting principles, is summarized as follows:

                                                    1995                           1994                             1993
                                       ---------------------------------------------------------------------------------------------

                                        Property and                   Property and                     Property and
                                          Casualty          Life         Casualty           Life          Casualty         Life
                                       ---------------------------------------------------------------------------------------------

Balance at January 1,                  $  88,486,091    $ 1,221,676    $  77,984,288    $ 1,477,679    $  74,774,493    $ 1,389,460
  Less Reinsurance recoverables
    on unpaid losses                      (1,331,358)      (168,665)      (1,770,656)      (522,156)        (172,532)      (236,127)

                                       ---------------------------------------------------------------------------------------------

Net balance at January 1,                 87,154,733      1,053,011       76,213,632        955,523       74,601,961      1,153,333
                                       ---------------------------------------------------------------------------------------------

Incurred related to:
  Current year                           222,060,992      9,627,020      161,643,885      8,069,065      137,255,048      6,595,281
  Prior years                             (1,698,077)      (187,383)      (6,403,800)       209,893       (5,939,400)       (81,152)

                                       ---------------------------------------------------------------------------------------------

    Total incurred                       220,362,915      9,439,637      155,240,085      8,278,958      131,315,648      6,514,129
                                       ---------------------------------------------------------------------------------------------

Paid related to:
  Current year                           161,526,000      8,757,344      111,427,984      7,380,951       96,026,977      5,677,962
  Prior years                             39,981,443        386,860       32,871,000        800,519       33,677,000      1,033,977
                                       ---------------------------------------------------------------------------------------------

    Total paid                           201,507,443      9,144,204      144,298,984      8,181,470      129,703,977      6,711,939
                                       ---------------------------------------------------------------------------------------------

Net balance at December 31,              106,010,205      1,348,444       87,154,733      1,053,011       76,213,632        955,523
  Plus reinsurance recoverables
    on unpaid losses                       2,293,048        717,018        1,331,358        168,665        1,770,656        522,156
                                       ---------------------------------------------------------------------------------------------

Balance at December 31,                $ 108,303,253    $ 2,065,462    $  88,486,091    $ 1,221,676    $  77,984,288    $ 1,477,679
                                       =============================================================================================


         The liability for estimated unpaid losses and loss adjustment expenses is based on a detailed evaluation of reported losses and of estimates of incurred but not reported losses. Adjustments to the liability based on subsequent developments are included in current operations. Because the Company is primarily an insurer of private passenger motor vehicles and of single family homes, it has limited exposure for environmental, product and general liability claims. The Company does not believe that any such claims will have a material impact on the Company's liquidity, results of operations, cash flows or financial condition.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------


7. INCOME TAXES

Below is a comparative analysis of the provisions (benefits) for income taxes:

                                                               1995                1994                1993
                                                          ------------------------------------------------------
Current                                                    $  8,203,723        $ 24,048,922        $ 21,543,882
Deferred                                                        471,030          (9,083,866)         (1,074,243)
Adjustment relating to increase in enacted tax rates                                                    529,223
                                                          ------------------------------------------------------
Total                                                      $  8,674,753        $ 14,965,056        $ 20,998,862
                                                          ======================================================


Reconciliations of the differences between income taxes computed at Federal statutory tax rates and provisions for income taxes are as follows:

                                                               1995                1994                1993
                                                          ------------------------------------------------------
Income taxes computed at Federal statutory tax rate        $ 10,847,446        $ 16,741,128        $ 22,160,101
Dividends received deduction and tax exempt interest         (2,376,925)         (2,135,354)         (2,102,074)
Adjustment relating to increase in enacted tax rates                                                    529,223
Other, net                                                      204,232             359,282             411,612
                                                          ------------------------------------------------------
                                                           $  8,674,753        $ 14,965,056        $ 20,998,862
                                                          ======================================================


Deferred tax assets and liabilities consist of the following:

                                                               1995                1994
                                                          ----------------------------------
Deferred Tax Assets:
  Reserve computational method differences                 $ 20,439,467        $ 19,327,317
  Unrealized losses                                                               5,957,376
  Unearned premium reserve                                    5,971,434           5,559,832
  Other                                                       3,343,305           1,874,499
                                                          ----------------------------------
  Total deferred tax asset                                 $ 29,754,206        $ 32,719,024
                                                          ----------------------------------
Deferred Tax Liabilities:
  Unrealized gains                                         $ 20,748,907
  Deferred acquisition costs                                 30,206,740        $ 28,059,631
  Other                                                       1,300,093           1,746,102
                                                          ----------------------------------
  Total deferred tax liability                             $ 52,255,740        $ 29,805,733
                                                          ----------------------------------
Net deferred tax asset (liability)                         $(22,501,534)       $  2,913,291
                                                          ==================================


         The Company did not establish a valuation allowance related to the deferred tax assets due to the existence of sufficient taxable income related to future reversals of existing taxable temporary differences.

                                ALFA CORPORATION
                                ----------------


8. NOTES PAYABLE AND COMMERCIAL PAPER

         Short term debt at December 31, 1995 was $95.2 million. Prior to 1995, short term debt consisted of various credit lines with commercial banks which was used primarily to fund the Company's consumer loan portfolio and for other corporate purposes. During the first quarter of 1995 the Company began issuing commercial paper which replaced the majority of the short term debt. At December 31, 1995 the Company had approximately $81.9 million in commercial paper at rates ranging from 5.71% to 5.84% with maturities ranging from January 25, 1996 to March 15, 1996. The Company intends to continue to use the commercial paper program to fund its short term needs however, backup lines of credit are in place up to $125 million. The commercial paper is guaranteed by Alfa Mutual Insurance Company, an affiliate. In addition, the Company had $10.9 million in short-term debt outstanding to affiliates with interest equal to commercial paper rates payable monthly and $2.3 million outstanding in other short-term debt at a rate of 3.6%.

9. CONTINGENT LIABILITIES

         The property and casualty subsidiaries participate in a reinsurance pooling agreement with Mutual and its affiliates. Should any member of the affiliated group be unable to meet its obligation on a claim for a policy written by the Company's property and casualty subsidiaries, the obligation to pay the claim would remain with the Company's subsidiaries.

         The liability for estimated unpaid property and casualty losses and loss adjustment expenses is based upon an evaluation of reported losses and on estimates of incurred but not reported losses. Adjustments to the liability based upon subsequent developments are included in current operations.

         Various legal proceedings arising in the normal course of business with policyholders and agents are in process at December 31, 1995. Based upon information presently available, applicable law and the defenses available to Alfa Corporation and its subsidiaries, management does not consider that contingent liabilities which might arise from pending litigation are material in relation to the financial position, results of operations or cash flows of the Company. Management's opinion is based upon the Company's experience in dealing with such claims and the historical results of such claims against the Company. However, it should be noted that in Alabama, where Alfa Corporation has substantial business, the frequency of large punitive damage awards, bearing little or no relation to actual damages awarded by juries, continues to increase.

10. STOCKHOLDERS' EQUITY

         On April 22, 1993, the Company's stockholders voted to increase the number of authorized shares of common stock from 30,000,000 shares to 110,000,000 shares. The Company's Board of Directors also approved a two-for-one stock split to be effected in the form of a 100% stock dividend of common stock. The record date for the stock split was May 14, 1993, bringing the total number of outstanding shares to 40,785,912.

         In October 1989, the Company's Board of Directors approved a stock repurchase program authorizing the repurchase of up to 2,000,000 shares of its outstanding common stock in the open market or in negotiated transactions in such quantities and at such times and prices as management may decide. At December 31, 1995, the Company had repurchased 1,097,600 shares at a cost of $4,630,770 under this program, which decreased the total number of shares outstanding to 40,785,912 shares.

         The amounts of statutory stockholders' equity and net income for the Company's life and property casualty insurance subsidiaries are as follows:

                                            1995          1994          1993
                                       -----------------------------------------
Statutory net income:
  Life insurance subsidiary            $  6,287,576   $ 27,145,478  $ 12,040,753
                                       =========================================
  Property and casualty subsidiaries   $  7,040,081   $ 18,387,643  $ 25,542,146
                                       =========================================
Statutory stockholders' equity:
  Life insurance subsidiary            $105,665,754   $110,988,988  $ 96,159,889
                                       =========================================
  Property and casualty subsidiaries   $129,870,498   $115,393,261  $110,850,328
                                       =========================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

(Note 10 continued)

         Alfa Corporation is a holding company with no operations and, accordingly, any cash available for dividends or other distributions must be obtained by it from borrowings or in the form of distributions from its operating subsidiaries. Distributions to the Company from its insurance subsidiaries are subject to regulatory restrictions. Under applicable regulatory requirements the Company's insurance subsidiaries can distribute to the Company an aggregate of approximately $31.6 million without prior regulatory approval in 1995 based on December 31, 1995 financial condition and results of operations.

         At December 31, 1995 the life subsidiary's Adjusted Capital calculated in accordance with NAIC Risk-Based Capital guidelines was $121.9 million compared to the Authorized Control Level amount of $14.3 million and the property and casualty subsidiaries' Adjusted Capital was $129.9 million compared to the authorized control level amount of $13.0 million.The Risk-Based Capital analysis serves as the benchmark for the regulation of insurance enterprises' solvency by state insurance regulators.


11. OPERATING LEASES

         The Company leases certain property and equipment to Mutual and its affiliates (Note 3) and to third parties under operating leases. Total rental income for the years ended December 31, 1995, 1994 and 1993 was approximately $2,983,000, $2,674,000 and $2,102,000, respectively. The cost and net book value of major classes of leased property at December 31, 1995 was:

                                                            NET BOOK
                                             COST             VALUE
                                        -------------------------------
          Transportation equipment       $ 8,877,591       $ 7,248,898
          Furniture and equipment         20,072,363        10,065,933
          Buildings                        2,973,041         1,767,347
                                        -------------------------------
          Total                          $31,922,996       $19,082,178
                                        ===============================


         At December 31, 1995, the aggregate minimum rental payments to be received under leases having initial or remaining lease terms in excess of one year are approximately $2,572,000 in 1996, $1,954,000 in 1997, $ 1,161,000 in
1998, $333,000 in 1999 and $28,000 in 2000.

12. REINSURANCE

         Life reinsures portions of its risks with other insurers. While the amount retained on an individual life will vary depending upon age and mortality prospects of the risk, Life generally will not retain more than $200,000 individual life insurance on a single risk. Life has reinsured approximately $891,952,000 of its life insurance in force with other insurance companies and has taken reserve credits for approximately $2,770,000 on account of such reinsurance at December 31, 1995. Amounts paid or deemed to have been paid for Life's reinsurance contracts are recorded as reinsurance receivables.The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

         The Company's property and casualty insurance subsidiaries together with Mutual and its affiliates, participate in catastrophe and other reinsurance ceded arrangements to protect them from abnormal losses. The Company's subsidiaries and Mutual and its affiliates are also required to participate in certain assigned risk pools and associations by the states in which they operate.

                                ALFA CORPORATION
                                ----------------


         The following table summarizes the effects of reinsurance on premiums and losses for the three years ended December 31, 1995, 1994 and 1993:

                                                               Year Ended December 31,
                                             ---------------------------------------------------------
                                                   1995                 1994                 1993
                                             ---------------------------------------------------------
Direct premiums earned                        $  79,865,167        $  72,302,430        $  65,689,793
Premiums ceded to nonaffiliates                 (13,099,076)          (8,210,130)          (4,918,657)
Premiums ceded to pooling agreement             (41,901,158)         (36,810,521)         (32,211,376)
Premiums assumed from pooling agreement         283,180,565          219,806,947          191,211,864
Premiums assumed from nonaffiliates                  43,471               41,897              141,605
                                             ---------------------------------------------------------
  Net premiums earned                         $ 308,088,969        $ 247,130,623        $ 219,913,229
                                             =========================================================

Direct losses                                 $  60,434,336        $  48,061,296        $  43,556,773
Losses ceded to nonaffiliates                   (39,356,037)          (1,520,101)            (955,249)
Losses ceded to pooling agreement               (32,594,000)         (25,945,188)         (23,127,320)
Losses assumed from pooling agreement           241,712,916          143,518,957          121,609,002
Losses assumed from nonaffiliates                    43,330               77,318               99,405
                                             ---------------------------------------------------------
  Net losses                                  $ 230,240,545        $ 164,192,282        $ 141,182,611
                                             =========================================================


         Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; therefore allowances are established if amounts are determined to be uncollectible. The Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurance to minimize exposure to significant losses from reinsurer insolvencies. At December 31, 1995, the Company does not believe there to be a significant concentration of credit risk related to its reinsurance program. There are numerous participants in the Company's reinsurance program with the largest position of any one reinsurer being 26%.

13. SEGMENT INFORMATION

         Alfa Corporation operations include life insurance, property and casualty insurance and noninsurance segments. Presented below is summarized financial information for the Company's three business segments as of and for the years ended December 31, 1995, 1994 and 1993:

                                                                      1995                1994               1993
                                                                   -------------------------------------------------
                                                                                     (in thousands)
 Revenues:   Life                                                   $ 63,517            $ 59,078           $ 59,816
             Property and casualty                                   294,363             232,033            208,136
             Noninsurance operations and corporate                     4,883               5,202              4,671
                                                                   -------------------------------------------------
                                                                    $362,763            $296,313           $272,624
                                                                   =================================================

Net Income:  Life                                                   $ 13,723            $ 12,216           $ 16,480
             Property and casualty                                     8,428              20,376             28,420
             Noninsurance operations and corporate                       167                 275                 60
                                                                   -------------------------------------------------
                                                                    $ 22,318            $ 32,867           $ 44,960
                                                                   =================================================

Assets:      Life                                                   $490,926            $433,343           $419,245
             Property and casualty                                   379,347             302,906            286,658
             Noninsurance operations and corporate                    95,160             111,621             62,467
                                                                   -------------------------------------------------
                                                                    $965,433            $847,870           $768,370
                                                                   =================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------


14. STOCK OPTIONS

         On October 25, 1993 the Company's Board of Directors adopted the Stock Incentive Plan (the "Plan"). Under the Plan an aggregate of 2,000,000 shares of common stock have been reserved for awards of nonqualified and incentive stock options to eligible key officers and employees. The Plan expires on October 24, 2003.

         The Company awarded 783,400 stock options in 1993, 80,000 stock options in 1994 and 80,000 stock options in 1995. The options ratably become exercisable annually over three years, and may not be exercised after ten years from the date of award. Of the 1993 options awarded 565,400 were exercisable at $11.75 per share and 218,000 were exercisable at $9.40 per share. The 80,000 options awarded in 1994 and the 80,000 options awarded in 1995 are exercisable at $11.50 per share.

A summary of all stock option activity during the years ended December 31, 1995, 1994 and 1993 follows:

                                                      December 31,
                                      ------------------------------------------
                                          1995            1994            1993
                                      ------------------------------------------
Outstanding
  Beginning of year                      845,732         783,400               0
    Add (deduct):
      Granted                             80,000          80,000         783,400
      Exercised                                0               0               0
      Cancelled                          (14,532)        (17,668)              0
                                      ------------------------------------------
   End of year                           911,200         845,732         783,400
                                      ==========================================
Exercisable, end of year                 527,608         256,485               0
                                      ==========================================
Available for grant or award,
  end of year                          1,088,800       1,154,268       1,216,600
                                      ==========================================

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


To the Stockholders and Board of Directors
Alfa Corporation
Montgomery, Alabama

   We have audited the accompanying consolidated balance sheet of Alfa Corporation and subsidiaries (the Company) as of December 31, 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of the Company as of December 31, 1994 and for the years ended December 31, 1994 and 1993, were audited by other auditors whose report dated February 2, 1995, expressed an unqualified opinion on those statements.
   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
   In our opinion, the 1995 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alfa Corporation and its subsidiaries as of December 31, 1995, and the results of their operations and their cash flows for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

                                             KPMG Peat Marwick LLP

Birmingham, Alabama
January 31, 1996

                  QUARTERLY FINANCIAL INFORMATION -- UNAUDITED
                  --------------------------------------------

                                                                     Quarter Ended
                    ----------------------------------------------------------------------------------------------------------------

                              March 31                    June 30                   September 30                 December 31
                    ----------------------------------------------------------------------------------------------------------------

                         1995          1994          1995          1994          1995          1994           1995           1994
                    ----------------------------------------------------------------------------------------------------------------


Premiums and
  Policy Charges     $76,783,144   $57,620,339   $78,357,521   $57,676,839   $78,511,269   $58,052,659   $ 76,437,035    $73,780,786

Net Investment
  Income             $12,138,844   $10,792,302   $12,425,039   $11,269,387   $13,373,023   $11,034,021   $ 12,986,201    $11,188,242


Net Income (Loss)    $ 9,414,068   $ 6,158,903   $ 7,838,166   $12,603,627   $10,446,797   $ 8,840,168   $ (5,481,080)   $ 5,264,040

Average Shares
   Outstanding        40,785,912    40,785,912    40,785,912    40,785,912    40,785,912    40,785,912     40,785,912     40,785,912


Net Income (Loss)
     per share*      $      0.23   $      0.15   $      0.19   $      0.31   $      0.26   $      0.22   $      (0.13)   $      0.13


* The sum of the quarters may not equal the annual earnings per share due to the rounding effects on a quarterly basis.

                             STOCKHOLDER INFORMATION

--------------------------------------------------------------------------------


Executive Offices

2108 East South Boulevard
Montgomery, Alabama 36116-2015
Telephone: (334) 288-3900   FAX: (334) 288-0905


Form 10-K

The Company's Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by writing:
Kenneth D. Wallis, II, Secretary
Alfa Corporation
P.O. Box 11000
Montgomery, Alabama 36191-0001


Common Stock

The common stock of Alfa Corporation is traded on the NASDAQ National Market System under the symbol ALFA. Alfa Corporation has approximately 3,200 stockholders of record. Newspaper listings of NASDAQ stocks list Alfa Corporation as AlfaCp.


Stock Transfer Agent

AmSouth Bank of Alabama
Corporate Securities Services
P.O. Box 11426
Birmingham Alabama 35202   (205) 326-4062


Stock Price and Dividend Information

-------------------------------------------------------
                                            Dividends
1995                   High        Low       Per Share
-------------------------------------------------------
First Quarter         $12          $10          $.09
Second Quarter         12 1/4       11           .095
Third Quarter          12 5/8       10 1/4       .095
Fourth Quarter         18 1/4        9 3/4       .095


1994
-------------------------------------------------------
First Quarter         $12 1/4      $10 3/4      $.0725
Second Quarter         12 1/4       10 3/4       .09
Third Quarter          12 1/4       10 1/2       .09
Fourth Quarter         12 1/2       10           .09

The Company has paid cash dividends annually since 1974 and quarterly since September 1977. There are no restrictions on the Company's present or future ability to pay dividends other than the usual statutory restrictions. There is a present expectation that the dividends will continue to be paid in the future, provided that operations of the Company continue to be profitable.



Dividend Reinvestment Plan

Alfa Corporation stockholders can reinvest their dividends in additional shares of stock and also may purchase additional shares with optional cash payments. Alfa Corporation pays all costs and brokerage fees related to the purchases under the plan. For more information contact Investor Relations at the above address or call AmSouth Bank of Alabama at (205) 326-4062.

Debt Ratings

                          Standard          Moody's
                          & Poor's     Investors Service
                         ---------------------------------
Alfa Corporation--
  Commercial Paper          A-1+              P-1


Independent Accountants

KPMG Peat Marwick LLP
Financial Center
Suite 1200
Birmingham, Alabama 35203


For Financial Information Please Contact:

Donald Price
Senior Vice President, Finance


Additional Information Please Contact:

John D. Holley
Vice President and Controller


NASDAQ Market Makers

Goldman, Sachs & Co.
Herzog, Heine, Geduld, Inc.
J.C. Bradford & Co.
Mayer & Schweitzer, Inc.
The Robinson-Humphrey Company, Inc.
Sterne, Agee & Leach, Inc.
Troster Singer Corp.


Annual Meeting

The Annual Meeting of Alfa Corporation stockholders will be held at 10:00 a.m., Thursday, April 18, 1996, in the auditorium of the Company's executive offices in Montgomery.

               This specially designed Alfa Insurance Companies corporate logo is in celebration of the Alfa Group's 50th Anniversary.
[LOGO] Throughout 1996, the logo will be used in conjunction with special activities commemorating this milestone.

                                     [LOGO]

                                ALFA CORPORATION

             2108 E. South Blvd. / Montgomery, Alabama / 36116-2105