Form 10-K, Exhibit 13
period 1996-12-31
ALFA CORP
filed 1997-03-31
CIK 743532

                            SELECTED FINANCIAL DATA

CONSOLIDATED SUMMARY OF OPERATIONS & RELATED DATA

(Dollars in Thousands Except Per Share Amounts)

YEARS ENDED DECEMBER 31,                                1996         1995         1994         1993
                                                   -------------------------------------------------
Premiums and policy charges                        $  337,186   $  308,089   $  247,131   $  219,913
Net investment income                                  54,194       50,923       45,554       44,902
Net realized investment gains                           2,808        1,106          572        4,890
Other income                                            2,148        2,645        3,057        2,918
                                                   -------------------------------------------------
  Total revenues                                      396,336      362,763      296,313      272,624
Benefits and expenses                                 350,482      331,771      248,481      209,309
                                                   -------------------------------------------------
Income before provision for income taxes               45,854       30,993       47,832       63,315
Provision for income taxes                             13,665        8,675       14,965       20,999
Cumulative effect of changes in accounting
 principles                                                                                    2,645
                                                   -------------------------------------------------
Net income                                         $   32,189   $   22,318   $   32,867   $   44,960
                                                   =================================================
Balance sheet data at December 31:
   Invested assets                                 $  886,017   $  841,123   $  718,074   $  653,819
   Total assets                                    $1,019,330   $  965,433   $  847,870   $  766,077

   Future policy benefits, losses,
    and claims, unearned premiums                  $  535,824   $  487,659   $  429,930   $  365,148
   Total liabilites                                $  696,018   $  656,823   $  592,885   $  505,091
   Stockholders' equity                            $  323,312   $  308,610   $  254,985   $  260,986

Per share data/1/:
   Net income                                      $     0.79   $     0.55   $     0.81   $     1.10
   Cash dividends paid                             $   0.3875   $    0.375   $   0.3425   $     0.28
   Annual dividend rate                            $     0.39   $     0.38   $     0.36   $     0.29
   Stockholders' equity                            $     7.93   $     7.57   $     6.25   $     6.40
   Closing sales price at  December 31             $   12 5/8   $   16 3/4   $       11   $   11 1/2
   Price earnings ratio                                 16.0x        30.6x        13.6x        10.4x
   Weighted average shares outstanding                 40,786       40,786       40,786       40,786
Return on average equity                                 10.2%         7.9%        12.7%        18.5%
Return on average invested assets                        7.60%        7.74%        7.78%        8.03%
Life insurance in force                            $9,463,055   $8,642,907   $7,867,808   $7,064,335
Number of agents                                          587          585          562          562

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

                            SELECTED FINANCIAL DATA

    1992            1991         1990         1989/4/      1988         1987         1986
-------------------------------------------------------------------------------------------
$  202,440      $   192,445  $   175,448  $   158,585  $   148,287  $    75,277  $    25,254
    39,425           34,785       32,224       30,048       26,224       19,288       17,288
     4,232            3,790        2,842        2,882        2,005        1,316          943
     2,340            1,919        1,861        1,172        1,402        1,086          803
--------------------------------------------------------------------------------------------
   248,437          232,939      212,375      192,687      177,918       96,967       44,288
   194,859          192,144      180,611      159,912      144,229       75,414       27,488
-------------------------------------------------------------------------------------------
    53,578           40,795       31,764       32,775       33,689       21,553       16,800
    16,660           12,354        8,877/2/     9,919       10,842        7,495        3,744/3/
--------------------------------------------------------------------------------------------
$   36,918       $   28,441   $   22,887/2/$   22,856   $   22,847   $   14,058   $   13,056/3/
============================================================================================

$  574,718       $  511,931   $  437,725   $  410,266   $  363,401   $  277,684   $  184,063
$  665,247       $  595,801   $  515,681   $  482,383   $  432,312   $  338,692   $  226,952
$  334,454       $  295,443   $  257,907   $  223,925   $  192,113   $  158,242   $   89,811
$  440,669       $  402,526   $  347,861   $  319,598   $  288,094   $  258,576   $  155,529/3/
$  224,578       $  193,275   $  165,820   $  162,785   $  144,218   $   80,116   $   71,423/3/
$     0.91       $     0.70   $     0.55/2/$     0.55   $     0.58   $     0.42   $     0.39/3/
$   0.2425       $    0.215   $    0.195   $   0.1725   $    0.145   $   0.1275   $  0.11625
$     0.25       $     0.22   $     0.20   $     0.18   $     0.15   $     0.13   $     0.12
$     5.51       $     4.74   $     4.03   $     3.89   $     3.67   $     2.38   $     2.12/3/
$   11 7/8       $    5 1/4   $    4 5/8   $    5 5/8   $        5   $    7 1/4   $   4 7/16
     13.1x             7.6x         8.4x        10.3x          8.6x       17.4x        13.6x
    40,786           40,786       41,611       41,882       39,265       33,692       33,692
      17.7%            15.8%        13.8%/2/     14.9%        20.4%        18.6%        19.5%/3/
      8.28%            8.66%        9.00%        9.43%        9.91%        9.92%       11.39%
$6,295,626       $5,578,661   $4,947,574   $4,318,605   $3,661,747   $3,131,656   $2,710,599
       529              504          500          486          454          475          422


                     ====================================
                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                     ====================================

RESULTS OF OPERATIONS

     The following tables set forth consolidated summarized income statement information for the years ended December 31, 1996, 1995 and 1994:


                                            Years Ended December 31,
                            ------------------------------------------------------
                                      1996              1995             1994
                            ------------------------------------------------------
                                 (in thousands, except share and per share data)
REVENUES
Premiums and
  policy charges                 $    337,186     $    308,089     $    247,131
                            ===================================================
Net investment income            $     54,194     $     50,923     $     45,554
                            ===================================================
Total revenues                   $    396,336     $    362,763     $    296,313
                            ===================================================
Net income
 Insurance                       $     30,141     $     21,432     $     32,290
  operations
 Noninsurance                           3,339            3,668            3,358
  operations
 Net realized
  investment gains                      1,825              719              372
 Corporate expenses                    (3,116)          (3,500)          (3,153)
                            ---------------------------------------------------
 Net income                      $     32,189     $     22,318     $     32,867
                            ===================================================
 Net income per share            $        .79     $        .55     $        .81
                            ===================================================
Weighted average shares
 outstanding                       40,786,561       40,785,912       40,785,912
                            ===================================================

     Premiums and policy charges increased 9.4% in 1996, 24.7% in 1995 and 12.3% in 1994. The growth in 1996 is due primarily to production of new business in both property/casualty and life insurance. In addition, rate increases and a low lapse ratio contributed to the growth. The majority of the growth in 1995 and 1994 is due to the amendment to the pooling agreement with the Alfa Mutual Companies effective October 1, 1994, which increased the allocation of the pooled business to Alfa Corporation (see Note 2 to the Consolidated Financial Statements). Net investment income grew 6.4% in 1996 and 11.8% in 1995 due to an increase in invested assets resulting from positive cash flows. The growth in 1995 was also positively impacted by the effects of the pooling agreement amendment.

     Net income improved 44.2% in 1996 compared to 1995. Both year's results include the effects of significant catastrophic storm activity. However, in the fourth quarter of 1995, the effects of the single largest storm in the Company's history, Hurricane Opal, resulted in a $5.5 million fourth quarter net loss, the first quarterly loss ever sustained. The results for 1996 include the effects of significant first quarter storms, which resulted in a net loss of the first quarter of $57,616. Comparatively, the effects of Opal and other storms in 1995 were much more significant that those in 1996, and this is the primary reason for the earnings improvement. In addition to this improvement, life insurance operating income, which excludes realized investment gains or losses, grew 13.2% in 1996 due to favorable mortality experience and favorable market conditions resulted in a significant increase in realized investment gains. Net income in
 1995 declined over 32% compared to 1994 due primarily to the effects of Hurricane Opal. Life insurance operating income in 1995 improved almost 10% over 1994 due to increased premiums and improved mortality rates.

     Noninsurance operating income decreased 9.0% in 1996 due to declines in profits of the construction and real estate subsidiaries, offset partially by a slight improvement in earnings of the consumer finance subsidiary. Noninsurance operating income increased 9.2% in 1995 and 16.5% in 1994 as a result of increased profits in the consumer loan subsidiary in both periods, and from the construction and real estate subsidiaries in 1994.

PROPERTY AND CASUALTY INSURANCE OPERATIONS

     The following table sets forth the components of property and casualty insurance earned premiums, net underwriting income, underwriting margin and operating income for the years ended December 31, 1996, 1995 and 1994:

                                     Years Ended December 31,
                        ------------------------------------------------------
                                   1996               1995            1994
                        ------------------------------------------------------
                                                (in thousands)
Earned premiums
  Personal lines                   $ 292,330         $270,109         $208,358
  Commercial lines                    11,231           10,606            8,524
  Pools, associations
   and fees                            3,905            3,709            2,920
  Reinsurance ceded                   (8,527)         (11,435)          (5,476)
                        ------------------------------------------------------
      Total                        $ 298,939        $ 272,989        $ 214,326
                        ======================================================
Net underwriting
 income (loss)                     $  (2,235)       $ (12,198)       $  10,793
                        ======================================================
Underwriting margin                     (0.7%)           (4.5%)            5.0%
                        ======================================================
Operating income                   $  15,143        $   8,182        $  20,179
                        ======================================================

14                                                       Alfa Corporation 1996

                     ====================================
                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                     ====================================


1996 COMPARED TO 1995

     Earned premiums increased 9.5% in 1996 due to new business, rate increases, a low lapse ratio of 3.9% and a reduction in reinsurance ceded related to prior year fourth quarter reinsurance cost as a result of Hurricane Opal. However, due to the effects of storms in the first quarter of 1996, the Company had a $2.2 million net underwriting loss for the year.

     Claims from snow and ice in February, 1996 and tornados in March, 1996 combined to produce losses of $27.0 million for the entire Alfa Group pool. After taxes, the impact in 1996 of Alfa Corporation was approximately $11.4 million, or $0.28 per share. These storm losses compare favorably, however, to the fourth quarter of 1995 when the effects of Hurricane Opal produced the first quarterly loss ever for the Company. The Company and the Alfa Group intensified its studies of catastrophe financing alternatives in response to Hurricane Opal and the increased frequency and severity of other catastrophes and their effects over the past several years. As a result of such studies, the overall catastrophe program for the group was restructured. An amendment to the intercompany pooling agreement (see Note 2 to the Consolidated Financial Statements) changes the allocation of catastrophe costs among the members of the pool to better reflect the economics of catastrophe finance. The impact will result in a reduction in the volatility of earnings caused by catastrophes. Had the restructured program been in place during all of 1996, the after tax catastrophe impact would have been reduced to $4.2 million, or $.10 per share. Another likely effect will be the reduction of expenditures for reinsurance protection as the reinsurance buying decision will now be made on a group basis. Such expense for 1996 was approximately $8.5 million, or $0.13 per share.

     Another factor affecting results is the non-storm loss ratio, which was 67.0% in 1996, up from 63.6% in 1995, primarily due to an unsatisfactory loss ratio in the automobile line of business. Rate increases made in August, 1996, which had a modest impact in 1996, will have a greater impact in 1997 as the business renews. In addition, the Company, has started an extensive risk review program and has tightened underwriting guidelines and has taken other measures to improve the loss ratio.

     The expense ratio improved in 1996 due primarily to an intensified corporate focus on expenses, a reduction in technology and equipment costs and to improvement in employee benefit costs, partially offset by an increase in legal expenses.

     Invested assets grew 6.3% and investment income increased 6.0% in 1996 in the property casualty companies, offsetting the underwriting loss, and resulting in an 85% increase in operating income for the subsidiaries over 1995 when Opal occurred. In spite of the effects from the underwriting loss, the level of investments and investment income produced positive cash flows in 1996, which increased invested assets and investment income.

     Risk-Based Capital measures were adopted by the property and casualty industry during 1994. These measures serve as a benchmark for the regulation of an organization's solvency by state insurance regulators. At December 31, 1996, the Company's property and casualty subsidiaries' Adjusted Capital calculated in accordance with NAIC Risk-Based Capital (RBC) guidelines was $137.5 million compared to the Authorized Control Level RBC of $15.0 million.

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

     The negative underwriting margin and underwriting loss reflect the significant increase in storm related claims in 1995. The Alfa Group incurred $100 million in severe weather claims in 1995 with approximately $80 million from Hurricane Opal, compared to storm claims of approximately $15.0 million in 1994. The earnings impact of such significant storm claims and related costs were approximately $18 to $19 million, or $0.46 per share overall with Opal accounting for $14 million, or $0.35 per share. These estimates represent the Company's 65% share of the Alfa Group Pool and are net of reinsurance and taxes. These estimates include approximately $4.3 million of reinstatement reinsurance premiums, reflected in the total ceded reinsurance cost shown in the table above. Hurricane Opal ranks as the third most costly hurricane in U.S. history. The last major hurricane affecting the Alfa Group was Hurricane Frederick in 1979.

     Non-storm underwriting trends were generally favorable during 1995. The loss ratio excluding storm claims was 63.6% and the expense ratio was relatively flat. Expenses included approximately $1.9 million of additional investment in technology and systems which should improve operating efficiencies and competitiveness.

     Investment income grew significantly in the property casualty subsidiaries in 1995. The 20.6% growth was due primarily to increased investments and positive cash flow prior to the fourth quarter and prior to the effects of Hurricane Opal. The increased pool

                     ===================================
                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                     ====================================

allocation had a similar but less pronounced impact on increased invested assets. The increased investment income partially offset the underwriting loss in 1995.


LIFE INSURANCE OPERATIONS

     The following table sets forth life insurance premiums and policy charges, by type of policy, and life insurance operating income for the years ended December 31, 1996, 1995 and 1994:

                                                 YEARS ENDED DECEMBER 31,
                                      -------------------------------------------------
                                               1996           1995          1994
                                      -------------------------------------------------
                                                       ( in thousands)
Premiums and policy charges
  Universal life policy charges                $10,075      $ 8,789      $ 7,876
  Interest sensitive
   life policy charges                           8,589        7,991        7,705
  Traditional life
   insurance premiums                           19,584       18,320       17,224
                                      -------------------------------------------------
Total                                          $38,248      $35,100      $32,805
                                      =================================================
Operating income                               $14,952      $13,205      $12,039
                                      =================================================

1996 COMPARED TO 1995

     In 1996, life insurance premiums and policy charges increased 9.0% and operating income increased 13.2%. New premium production increased 11.7% and persistency remained high at 92.3%. The Company's Universal Life product continued to be the leading policy in new sales. Total Universal Life policy charges increased 14.6% in 1996. Only the product's policy charges are accounted for as revenues.

     The primary factor in the growth in operating income was the mortality experience. Not only did the already favorable mortality ratio improve from 86% in 1995 to 85% in 1996, total death claims declined 6.0%. Expense levels remained relatively flat except for a slight increase in legal expenses and an increase in premium tax due to both the increase in premiums and an increase in the rate.

     Investment income grew 5.9% in 1996 due to increased positive cash flows which increased invested assets 7.6%. The investment yield rate was lower in 1996, due primarily to an investment in certain tax credits which lowered income taxes and had an overall positive impact on income.

     At December 31, 1996 the life subsidiary's Adjusted Capital calculated in accordance with NAIC Risk-Based Capital guidelines was $130.9 million compared to the Authorized Control Level amount of $12.9 million. The Risk-Based Capital analysis serves as the benchmark for the regulation of life insurance enterprises' solvency by state insurance regulators.

1995 COMPARED TO 1994

     Life insurance operating income increased approximately 10% in 1995 primarily due to the growth in premiums and favorable mortality. Premiums and policy charges increased 7.0% in 1995. The growth in Universal Life policy charges was 11.6%, making it the leading product in new sales for 1995. Also significant was the Company's term product sales, up 14.3%, or $1.3 million in 1995. Total new business premium increased 9.6% and the persistency ratio, already high, improved to 93.2% from 92.0%. Mortality was 86% of expected in 1995 which compares favorably to the 1994 mortality rate of 96% of expected.

     Investment income grew 7% in 1995. Positive cash flow increased invested assets which increased investment income and offset the impact of paying over $19.4 million in cash dividends to fund the holding company's stockholder dividends in 1995. Overall life subsidiary investment yield rates were flat.


NONINSURANCE OPERATIONS

1996 COMPARED TO 1995

     Noninsurance earnings decreased 9.0% in 1996. Most significant was a 75% decline in net income in the construction subsidiary, or a drop of approximately $352,000. A 65% decline in net commercial income was the result of a significant commercial project in 1995 that was completed in 1996. Residential activity also declined 4% in 1996. Another factor in the earnings decrease was a decline of approximately $92,000, or 38% in the real estate sales subsidiary, both from residential and commercial activity. Partially offsetting these declines was a 3.9% increase in earnings in the consumer finance subsidiary. Although the loan portfolio dropped 14% to $61.5 million and leasing revenues declined 4% in 1996, the cost of funds also declined resulting in a slight improvement in net interest income. The company had its A-1+ and P-1 commercial paper ratings affirmed by Standard & Poor's and Moody's in 1996. The commercial paper is guaranteed by an affiliate, Alfa Mutual Insurance Company. In addition to the improvement from interest income, a decline in expenses, primarily legal expense, also improved net income.

1995 COMPARED TO 1994

     Noninsurance earnings increased 9.2% in 1995. The consumer finance subsidiary, which experienced significant growth in its loan portfolio in 1994 and 1993, ended 1995 with an 8.6% decline in loans outstanding to $68.1 million. The decline in the portfolio was due to payoffs of first mortgage equity lines. Due to declines in the cost of funds, the interest margin improved 9.3% for the year. This subsidiary was a primary beneficiary in 1995 when Alfa Corporation began issuing

16                                                         Alfa Corporation 1996

                     ====================================
                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                     ====================================

Commercial Paper which is used to fund the loan portfolio. Alfa Corporation received an A-1+ commercial paper rating from Standard & Poor's and a P-1 rating from Moody's Investors Service. The construction subsidiary experienced a 19% decline due to a decrease in its residential activity, offset partially by an increase in commercial construction and related operating profit. Similarly, a drop in residential real estate sales commission in the realty subsidiary was partially offset by commercial commission increases. In addition, the noninsurance subsidiaries experienced a decline in overall tax expense in 1995 due to the decline in earnings and related taxes of the affiliated property casualty subsidiaries, with which they file a consolidated tax return.

CORPORATE

     Interest expense on short term corporate debt is the primary corporate expense for each year presented. Interest expense totaled $1.8 million in 1996, $2.0 million in 1995 and $1.6 million in 1994. The decrease in interest expense in 1996 is due to a decrease in interest rates on the outstanding debt. At December 31, 1996, corporate debt was $31.0 million at an average rate of 5.5%. The remaining corporate expenses represent general operating expenses which may fluctuate from time to time. These expenses raised total corporate expense to $3.1 million in 1996, $3.5 million in 1995, and $3.2 million in 1994.

INVESTMENTS

     The Company has historically produced positive cash flow from operations which has resulted in increasing amounts of funds available for investment and, consequently, higher investment income. Investment income is also affected by yield rates. Information about cash flows, invested assets and yield rates is presented below for the years ended December 31, 1996, 1995 and 1994:

                                 YEARS ENDED DECEMBER 31,
                                --------------------------
                                  1996  1995      1994
                                --------------------------
Increase (decrease) in cash
 flow from operations           14.0%   (2.8%)   30.4%
Increase in invested assets      5.3%   17.1%     9.8%
Investment yield rate            7.6%    7.7%     7.8%
Increase in net investment
 income                          6.4%   11.8%     1.5%

     Positive cash flow from operations increased 14.0% in 1996 due entirely to the impact on cash flows of Hurricane Opal, which occurred in October, 1995. Prior to the fourth quarter of 1996, positive cash flows had decreased as a result of significant first quarter storms. The overall increase in positive cash flow in 1996 increased invested assets 7.4% excluding the market value impact of SFAS 115, using amortized cost in both periods. Net investment income increased 6.4% over 1995. The yield rate, calculated using amortized cost, has remained relatively flat over the past three years.

     The Company experienced a 2.8% decline in positive cash flow in 1995 due entirely to the effects of Hurricane Opal on October 4, 1995. At September 30, 1995, cash flow had increased 19.4%. Favorable operating results and the increased pool participation positively impacted cash flow in the first three quarters. However, in the fourth quarter, cash required to fund the payment of claims from Opal more than offset the earlier growth. In spite of the effects of Opal, the Company ended 1995 with a 17.1% increase in invested assets, or an 8.6% increase excluding the market value impact of SFAS 115, using amortized cost in both periods. The yield rates, which were calculated using amortized cost, remained fairly constant. As a result of the stable yield and increased assets, investment income grew 11.8% in 1995.

     Cash flow from operations increased 30.4% in 1994 due primarily to the impact of the amendment to the pooling agreement. Although interest rates somewhat bottomed out in 1994 the Company's proceeds from maturities or sales of securities were generally reinvested at lower yields. Consequently, the overall yield rate declined to 7.8%.

     The Company had realized investment gains of approximately $2.8 million in 1996, $1.1 million in 1995, and $572,000 in 1994. The gains are primarily from sales of equity securities and from gains in the Company's covered call option writing program offset by net losses from sales of fixed maturities available for sale.

     The composition of the Company's investment portfolio is as follows at December 31, 1996 and 1995:

                                  DECEMBER 31,
                               -------------------
                                 1996       1995
                               -------------------
Fixed maturities
  Taxables
    Mortgage backed (CMOs)         30.2%     29.4%
    Corporate bonds                29.1      29.1
                               -------------------
      Total taxable                59.3      58.5
  Tax exempts                       9.9      10.0
                               ------------------
      Total fixed maturities       69.2      68.5
                               ------------------
Equity securities                  10.8      10.6
Mortgage loans                       .1        .1
Real estate                          .2        .2
Policy loans                        3.6       3.5
Other long term investments        11.6      13.2
Short term investments              4.5       3.9
                               ------------------
                                  100.0%    100.0%
                               ===================

                     ====================================
                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                     ====================================

     The majority of the Company's investment portfolio consists of fixed maturities which are diverse as to both industry and geographic concentration. In 1996 and 1995, the Company increased its investments in mortgage backed securities and increased the level of short term investments. In addition, the decline in other long term investments was due to a drop in the consumer loan portfolio of approximately 14.3%.

     The rating of the Company's portfolio of fixed maturities using the Standard & Poor's rating categories is as follows at December 31, 1996 and 1995:

                                               DECEMBER 31,
                                          -------------------
                                             1996      1995
                                          -------------------
AAA to A-                                    87.7%     86.9%
BBB+ to BBB-                                 11.6      12.2
BB+ and below (below investment grade)        0.7       0.9
                                          -------------------
                                            100.0%    100.0%
                                          ===================

     One hundred percent of the fixed maturity portfolio was rated by an outside rating service. No securities were rated by Company management. The Company considers bonds with a quality rating of BB+ and below to be below investment grade or high yield bonds (also called junk bonds).

     The following is information concerning the Company's portfolio of high yield fixed maturity investments at December 31, 1996 and 1995:

                                                       DECEMBER 31,
                                   ----------------------------------------------------------
                                                     % of                   % of
                                                   Statutory               Statutory
                                        1996        Surplus       1995      Surplus
                                   ----------------------------------------------------------
High-yield fixed maturities:
  Amortized value                       $3,490,866    1.4%    $ 4,512,625     1.9%
  Carrying value (market)               $3,656,750    1.5%    $ 4,411,332     1.9%
  Unrealized gain (loss)                $  165,884    0.1%    $  (101,293)    --


     During 1996 and 1995 the Company had net losses on disposals of high yield debt securities of $1,250 and $482,770, respectively. In addition, in 1996 the Company wrote down one bond issue totaling $420,345 and four equity securities totaling $2.0 million whose declines in value were deemed to be other than temporary. Similarly, in 1995 the Company wrote down one equity investment in the amount of $501,125. At December 31, 1996 and 1995, there were no nonperforming bonds in the portfolio.

     Included in the Company's portfolio of equity securities are common stocks of issuers of high yield debt instruments. Information concerning this category of equity securities is as follows:

                                                      DECEMBER 31,
                                   -------------------------------------------------
                                                   % of                     % of
                                                 Statutory                Statutory
                                   1996          Surplus       1995        Surplus
                                  --------------------------------------------------
Equity investments
 held in issuers of
 high-yield debt securities:
  Carrying value (market)          $8,243,223      3.3%    $4,141,041       1.8%
  Cost                             $7,587,555      3.1%    $3,877,250       1.7%
  Unrealized gain                  $  655,668      0.3%    $  263,791       0.1%


     During 1996, the Company sold approximately $85.7 million in fixed maturities available for sale. These sales resulted in gross realized gains of $572,686 and gross realized losses of approximately $3.6 million. During 1995 the Company sold approximately $13.0 million in fixed maturities available for sale. These sales resulted in gross realized gains of $500,601 and gross realized losses of $566,637. During 1994 the Company sold approximately $114.7 million in fixed maturities available for sale. These sales resulted in gross realized gains of $2.0 million and gross realized losses of $8.9 million. These losses in 1994 are due in part to the impact the rise in interest rates had on the bond market. In the latter part of 1994, management made the decision to offset realized investment gains with losses, which reduced taxes.

     At December 31, 1996, approximately 43.6% of fixed maturities were mortgage-backed securities. Such securities are comprised of CMO's and pass through securities. Based on reviews of the Company's portfolio of mortgage-backed securities and due to favorable liquidity, capital strength, a constant review of asset liability matching and inherent flexibility in its interest sensitive type product liabilities impact of prepayment risk on the Company's financial position is not believed to be significant. At December 31, 1996 the Company's total portfolio of fixed maturities had gross unrealized gains of $22.4 million and gross unrealized losses of $3.8 million. Securities are priced by nationally recognized pricing services or by broker/dealers securities firms. No securities were priced by the Company.

     The Company's investment in other long term investments consists primarily of consumer finance receivables collateralized by automobiles and other property and of assets leased under operating leases. At December 31, 1996, the delinquency ratio on the portfolio was 2.56%, or $1.5 million. Loans charged off in 1996 totaled

18                                                        Alfa Corporation 1996

                     ====================================
                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                     ====================================


$508,055 or 0.8% of the average outstanding loan portfolio. At December 31, 1996, the Company maintained an allowance for loan losses of $633,479 or approximately 1.1% of the outstanding loan balance. The Company's investment in high yield debt securities, mortgage loans and real estate have not had and are not expected to have a material effect on liquidity, capital resources or financial condition.

INCOME TAXES

     The effective tax rate was 29.8% in 1996, 28.0% in 1995 and 31.3% in 1994. The increase in income tax expense in 1996 is due primarily to the increase in income before provision for income taxes. The increase in the effective rate is due to the impact in 1995 of Hurricane Opal on the relative mix of taxable versus tax-exempt income. The effective rate has also been impacted by the Company's investment in certain tax credits which has lowered income tax expense.

     The decline in income tax expense in 1995 from 1994 is primarily the result of the decline in income before provision for income taxes, which decreased over 35% due to the impact of Hurricane Opal. The effective tax rate also dropped in 1995 due to the decline in taxable earnings related to Opal which changed the relative mix of taxable versus tax exempt income.

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

LIQUIDITY AND CAPITAL RESOURCES

     Alfa Corporation receives funds from its subsidiaries consisting of dividends, payments for funding federal income taxes, and reimbursement of expenses incurred at the corporate level for the subsidiaries. These funds are used for paying dividends to stockholders, corporate interest and expenses, federal income taxes, and for funding additional investment in its subsidiaries' operations.

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

     On October 25, 1993, the Company established a Stock Incentive Plan, pursuant to which a maximum aggregate of 2,000,000 shares of common stock have been reserved for grant to key personnel. The plan expires on October 24, 2003. The Company granted 783,400 such options on October 25, 1993, 80,000 options on March 28, 1994, 80,000 options on March 27, 1995, and 80,000 options on April 18, 1996. The options ratably become exercisable annually over three years, and may not be exercised after ten years after the date of award. At December 31, 1996 there had been 800 options exercised, 814,988 were exercisable and 47,600 had been cancelled leaving 1,024,200 options available for grant under the plan.

     In October 1989, the Company's Board of Directors approved a stock repurchase program authorizing the repurchase of up to 2,000,000 shares of its outstanding common stock in the open market or in negotiated transactions in such quantities and at such times and prices as management may decide. At December 31, 1996, the Company had repurchased 1,097,600 shares at a cost of $4,630,770. The Company reissued 800 treasury shares as a result of option exercises in 1996.

     Total notes payable decreased $8.6 million in 1996 to $86.6 million. Prior to 1995, notes payable consisted of short-term debt outstanding under various credit lines with commercial banks which was used primarily to fund the Company's consumer loan portfolio and for other corporate purposes. During the first quarter of 1995 the Company began issuing commercial paper which replaced the majority of the short term debt. At December 31, 1996 the Company had approximately $73.6 million in commercial paper at rates ranging from 5.38% to 5.58% with maturities ranging from January 10, 1997 to January 29, 1997. The Company intends to continue to use the commercial paper program to fund its short-term needs, however, backup lines of credit are in place up to $125 million. In addition, the Company had $10.8 million in short-term debt outstanding to affiliates with interest equal to commercial paper rates payable monthly and $2.2 million outstanding in other short-term debt at a rate of 3.6%.

     Cash surrenders paid to policyholders on a statutory basis totaled $10.2 million in 1996 and $7.5 million in 1995. This level of surrenders is within the Company's pricing expectations. Historical persistency rates indicate a normal pattern of surrender activity. The structure of the surrender charges is such that persistency is

                     ====================================
                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                     ====================================

encouraged. The majority of the policies in force have surrender charges which grade downward over a 12 to 15 year period. In addition, the majority of the in-force business is interest sensitive type policies which generally have lower rates of surrender. At December 31, 1996 the total amount of cash that would be required to fund all amounts subject to surrender was approximately $233.2 million.

     The Company's business is concentrated geographically in Alabama, Georgia and Mississippi. Accordingly, unusually severe storms or other disasters in these contiguous states might have a more significant effect on the Company than on a more geographically diversified insurance company. Although the company believes its reinsurance coverages are adequate, unusually severe storms, other natural disasters and other events could have an adverse impact on the Company's financial condition and operating results. However, the Company's catastrophe protection program which began November 1, 1996, will reduce the earnings volatility caused by such catastrophe exposure.

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

INFORMATION ABOUT FORWARD-LOOKING STATEMENTS

     Any statement contained in this report which is not a historical fact, or which might otherwise be considered an opinion or projection concerning the Company or its business, whether express or implied, is meant as and should be considered a forward- looking statement as that term is defined in the Private Securities Litigation Reform Act of 1996. Forward-looking statements are based on assumptions and opinions concerning a variety of known and unknown risks, including but not necessarily limited to changes in market conditions, natural disasters and other catastrophic events, increased competition, changes in availability and cost of reinsurance, changes in governmental regulations, and general economic conditions, as well as other risks more completely described in the Company's filings with the Securities and Exchange Commission, and in this Annual Report. If any of these assumptions or opinions prove incorrect, any forward-looking statements made on the basis of such assumptions or opinions may also prove materially incorrect in one or more respects.

20                                                      Alfa Corporation 1996

                 ALFA CORPORATION CONSOLIDATED BALANCE SHEETS
                 ---------------------------------------------

                                                                DECEMBER 31,
                                                 --------------------------------------
                                                         1996             1995
                                                 --------------------------------------
ASSETS
Investments:
  Fixed Maturities held for investment, at amortized
   cost (market value $2,998,688 in 1996 and
   $3,980,724 in 1995)                              $     2,817,964    $   3,711,475

  Fixed maturities available for sale, at market
   value (amortized cost $591,859,469 in 1996 and
   $539,217,454 in 1995)                                    610,324,605      572,403,242

  Equity securities, at market (cost $59,763,634
   in 1996 and $61,247,187 in 1995)                      96,007,650       89,014,464
  Mortgage loans on real estate                             826,480          995,777
  Investment real estate (net of accumulated
   depreciation of $1,356,829 in 1996 and
   $1,205,694 in 1995)                                    1,855,972        1,829,363

  Policy loans                                           31,680,254       29,084,753
  Other long-term investments                           102,297,440      111,073,137
  Short-term investments                                 40,206,951       33,010,906
                                                 --------------------------------------
       Total investments                                886,017,316      841,123,117

Cash                                                      4,424,123        1,326,285
Accrued investment income                                10,032,275        9,340,980
Accounts receivable                                       9,498,914       13,771,367
Reinsurance balances receivable                           1,689,654        4,546,506
Due from affiliates                                       2,709,492        1,406,729
Deferred policy acquisition costs                       100,094,079       89,156,542
Other assets                                              4,864,302        4,761,451
                                                 --------------------------------------
      Total assets                                  $ 1,019,330,155    $ 965,432,977
                                                 ======================================
LIABILITIES AND STOCKHOLDERS' EQUITY

Policy liabilities and accruals                     $   442,878,500    $ 402,352,509
Unearned premiums                                        92,945,366       85,306,194
Dividends to policyholders                                8,988,574        8,863,633
Premium deposit and retirement deposit funds              6,925,786        7,861,070
Deferred income taxes                                    24,686,336       22,501,534
Other liabilities                                        32,974,237       28,612,754
Due to affiliates                                                          6,135,599
Commercial paper                                         73,580,963       81,949,616
Notes payable                                             2,209,958        2,323,362
Notes payable to affiliates                              10,828,626       10,916,962
                                                 --------------------------------------
      Total liabilities                                 696,018,346      656,823,233
                                                 ======================================
Commitments and contingencies
 (Notes 1, 9 and 12)
Stockholders' equity:
  Preferred stock, $1 par value, 1,000,000 shares
   authorized; none issued Common  stock, $1 par
   value, Shares authorized: 110,000,000
   Issued: 41,891,512
   Outstanding: 1996 - 40,786,712; 1995 - 40,785,912     41,891,512       41,891,512
Capital in excess of par value                           21,281,323       21,276,023
Net unrealized investment gains, net of tax              33,926,747       35,620,863
Retained earnings                                       230,839,897      214,453,116
Treasury stock: at cost, 1996 - 1,104,800;
  1995 - 1,105,600 shares                                (4,627,670)      (4,631,770)
                                                 --------------------------------------
      Total stockholders' equity                        323,311,809      308,609,744
                                                 --------------------------------------
      Total liabilities and stockholders' equity    $ 1,019,330,155    $ 965,432,977

The accompanying notes are an integral part of these financial statements.

                               ALFA CORPORATION
                       CONSOLIDATED STATEMENTS OF INCOME
                       ---------------------------------

                                                             FOR THE YEARS ENDED DECEMBER 31,
                                                         ------------------------------------------
                                                             1996           1995          1994
                                                         -------------------------------------------
Revenues:
 Premiums and policy charges                              $337,186,418    $308,088,969  $247,130,623
 Net investment income                                      54,194,334      50,923,107    45,553,661
 Net realized investment gains                               2,807,588       1,106,016       571,966
 Other income                                                2,147,688       2,645,243     3,056,928
                                                          ------------------------------------------
   Total revenues                                          396,336,028     362,763,335   296,313,178
                                                          ------------------------------------------
Benefits and expenses:
 Benefits and settlement expenses                          267,311,326     250,393,437   182,616,940
 Dividends to policyholders                                  3,055,700       3,015,079     2,900,027
 Amortization of deferred policy acquisition costs          51,111,851      47,361,743    37,746,222
 Other operating expenses                                   29,003,291      31,000,372    25,218,195
                                                          ------------------------------------------
   Total expenses                                         3 50,482,168     331,770,631   248,481,384
                                                          ------------------------------------------
Income before provision for income taxes                    45,853,860      30,992,704    47,831,794
Provision for income taxes                                  13,664,645       8,674,753    14,965,056
                                                          ------------------------------------------
  Net income                                              $32,189,215      $22,317,951   $32,866,738
                                                          ==========================================
  Net income per share                                            $.79            $.55          $.81
                                                          ==========================================

Weighted average shares outstanding                         40,786,561      40,785,912    40,785,912
                                                          ==========================================

The accompanying notes are an integral part of these financial statements.

                               ALFA CORPORATION
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                ===============================================

                                                                   NET
                                                                UNREALIZED
                                                 CAPITAL IN     INVESTMENT
                                COMMON           EXCESS OF         GAINS       RETAINED     TREASURY
                                STOCK            PAR VALUE        (LOSSES)     EARNINGS      STOCK         TOTAL
                               --------------------------------------------------------------------------------------
Balance, December 31, 1993     $41,891,512       $21,276,023   $13,917,481   $188,532,319  $(4,631,770)  $260,985,565

Change in net unrealized
 investment gains/losses                                       (24,897,682)                               (24,897,682)

Dividends to stockholders
 ($.3425 per share)                                                           (13,969,175)                (13,969,175)

Net income                                                                     32,866,738                  32,866,738
                               --------------------------------------------------------------------------------------
Balance, December 31,1994       41,891,512        21,276,023   (10,980,201)   207,429,882   (4,631,770)   254,985,446

Change in net unrealized
 investment gains/losses                                        46,601,064                                 46,601,064

Dividends to stockholders
 ($.375 per share)                                                            (15,294,717)                (15,294,717)

Net income                                                                     22,317,951                  22,317,951
                               --------------------------------------------------------------------------------------
Balance, December 31,1995       41,891,512        21,276,023    35,620,863    214,453,116   (4,631,770)   308,609,744

Change in net unrealized
investment gains/losses                                         (1,694,116)                                (1,694,116)

Dividends to stockholders
($.3875 per share)                                                            (15,802,434)                (15,802,434)

Exercise of stock options                              5,300                                     4,100          9,400

Net income                                                                     32,189,215                  32,189,215
                               --------------------------------------------------------------------------------------
Balance, December 31, 1996     $41,891,512       $21,281,323   $33,926,747   $230,839,897  $(4,627,670)  $323,311,809
                               ======================================================================================


The accompanying notes are an integral part of these financial statements.

                                ALFA CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     =====================================

                                                                                  FOR THE YEARS ENDED DECEMBER 31,
                                                                          --------------------------------------------------
                                                                            1996                   1995            1994
                                                                          --------------------------------------------------
Cash flows from operating activities:
 Net income                                                               $32,189,215            $22,317,951     $32,866,738
Adjustments to reconcile net income to net cash
 provided by operating activities:
 Policy acquisition costs deferred                                        (59,234,604)           (54,231,803)    (44,427,854)
 Amortization of deferred policy acquisition costs                         51,111,851             47,361,743      37,746,222
 Depreciation and amortization                                              4,447,490              4,781,522       4,011,402
 Provision for deferred taxes                                               1,859,058                471,030      (9,083,866)
 Interest on policyholders' funds                                          12,273,381             10,715,806       9,484,217
 Net realized investment gains                                             (2,807,588)            (1,106,016)       (571,966)
 Other                                                                      2,460,366              1,127,332         545,644
Changes in operating assets and liabilities:
 Increase in accrued investment income                                       (691,295)              (270,152)       (716,825)
 Decrease (increase) in accounts receivable                                 4,077,468             (6,656,298)      4,272,274
 Decrease (increase) in reinsurance balances receivable                     3,745,010             (1,101,267)     (1,957,774)
 Decrease (increase) in amounts due from affiliates                        (1,302,763)               393,581      (1,242,775)
 Increase (decrease) in amounts due to affiliates                          (6,135,599)             5,955,949      (1,997,216)
 Increase in other assets                                                    (102,851)               (20,490)       (630,304)
 Increase in liability for policy reserves                                 14,161,376             25,492,677      15,781,187
 Increase in liability for unearned premiums                                7,639,172              5,880,022       3,361,282
 Decrease in amounts held for others                                         (810,343)            (1,020,983)        (84,771)
 Increase (decrease) in other liabilities                                   2,394,885             (2,834,047)     11,546,865
                                                                          --------------------------------------------------
   Net cash provided by operating activities                               65,274,229             57,256,557      58,902,480
                                                                          --------------------------------------------------
Cash flows from investing activities:
 Maturities and redemptions of fixed maturities held for investment           912,250              1,014,623       5,494,458
 Maturities and redemptions of fixed maturities available for sale         37,623,173             32,053,653      48,709,692
 Maturities and redemptions of other investments                           86,205,777             85,578,545      63,434,944
 Sales of fixed maturities available for sale                              85,651,625             12,972,473     114,656,045
 Sales of other investments                                                54,618,422             19,752,645      42,618,304
 Purchase of fixed maturities available for sale                         (175,124,345)           (74,324,150)   (243,495,912)
 Purchase of other investments                                           (135,251,325)          (117,676,379)   (149,583,434)
 Net (increase) decrease in short-term investments                        (12,482,017)            (2,759,648)     26,538,805
   Net  (increase) decrease in receivable/payable on securities             7,304,553             (5,540,774)     (5,536,364)
   Net cash used in                                                     -----------------------------------------------------
 investing activities                                                     (50,541,887)           (48,929,012)    (97,163,462)
                                                                        -----------------------------------------------------
Cash flows from financing activities:
 Increase (decrease) in commercial paper                                   (8,368,653)            81,949,616
 Increase (decrease) in notes payable                                        (113,404)           (90,804,780)     42,417,139
 Increase (decrease) in notes payable to affiliates                           (88,336)            (9,537,780)        233,589
 Stockholder dividends paid                                               (15,802,434)           (15,294,718)    (13,969,175)
 Proceeds from exercise of stock options                                        9,400
 Deposits of policyholders' funds                                          40,369,961             38,106,084      36,460,374
 Withdrawal of policyholders' funds                                       (27,641,038)           (23,169,879)    (21,877,303)
                                                                        -----------------------------------------------------
   Net cash (used in) provided by financing activities                    (11,634,504)           (18,751,457)     43,264,624
                                                                        -----------------------------------------------------
Net (decrease) increase in cash                                             3,097,838            (10,423,912)      5,003,642
Cash at beginning of year                                                   1,326,285             11,750,197       6,746,555
Cash at end of year                                                     -----------------------------------------------------
                                                                          $ 4,424,123              1,326,285      11,750,197
                                                                        =====================================================
Supplemental disclosures of cash flow information:
 Cash paid during the year for:
   Interest                                                                $4,976,921             $6,254,471      $4,524,267
   Income taxes                                                           $10,536,000            $20,376,776     $19,583,700

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

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accompanying consolidated financial statements are prepared on the basis of generally accepted accounting principles. Such principles differ from statutory reporting practices prescribed by the National Association of Insurance Commissioners (NAIC) and state regulatory authorities.

     The accompanying consolidated financial statements include, after intercompanying eliminations, Alfa Corporation and its wholly-owned subsidiaries, Alfa Life Insurance Corporation (Life), Alfa Insurance Corporation, Alfa General Insurance Corporation, Alfa Financial Corporation (Financial), Alfa Investment Corporation, Alfa Builders, Inc. (Builders) Alfa Realty, Inc. (Realty) and Alfa Agency Mississippi, Inc. The Company's primary market area is Alabama, Georgia and Mississippi.

NATURE OF OPERATIONS

     Alfa Corporation operates predominantly in the insurance industry. Its insurance subsidiaries write life insurance in Alabama, Georgia and Mississippi and property and casualty insurance in Georgia and Mississippi. The Company's noninsurance subsidiaries are engaged in consumer financing, leasing, real estate investments, residential and commercial construction, and real estate sales. As more fully discussed in Note 2, its property and casualty insurance business is pooled with that of the Alfa Mutual Insurance Companies which write property and casualty business in Alabama. The Company's business is concentrated geographically in Alabama, Georgia and Mississippi. Approximately $309 million of premiums and policy charges representing 89% of such amounts in 1996 were from policies written in Alabama. Accordingly, unusually severe storms or other disasters in this state might have a more significant effect on the Company than on a more geographically diversified insurance company. Although the Company believes its reinsurance coverages are adequate, unusually severe storms, other natural disasters and other events in this one state could have an adverse impact on the Company's financial condition and operating results. Increasing public interest in the availability and affordability of insurance has prompted legislative, regulatory and judicial activity in several states. This includes efforts to contain insurance prices, restrict underwriting practices and risk classifications, mandate rate reductions and refunds, eliminate or reduce exemptions from antitrust laws and generally expand regulation. Because of Alabama's low automobile rates as compared to rates in most other states, the Company does not expect the type of punitive legislation and initiatives found in some states to be a factor in its primary market in the immediate future.

REVENUES, BENEFITS, CLAIMS AND EXPENSES

     Traditional Life Insurance Products: Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist principally of whole life insurance policies, term life insurance policies, and certain annuities with life contingencies. Premiums are recognized over the premium-paying period of the policy. The liability for future policy benefits are computed using a net level method including assumptions as to investment yields, mortality, withdrawals, and other assumptions based on the Company's experience, modified as necessary, to reflect anticipated trends and to include provisions for possible unfavorable deviations. Policy benefit claims are charged to expense in the period that the claims are incurred.

     Universal Life Products: Universal life products include universal life insurance and other interest-sensitive life insurance policies. Universal life revenues, which are considered operating cash flows, consist of policy charges for the cost of insurance, policy administration, and surrender charges that have been assessed against policy account balances during the period. Benefit reserves for universal life represent policy account balances before applicable surrender charges. Benefit claims incurred in the period in excess of related policy account balances and interest credited to policy account balances are charged to expenses.

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

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

(Note 1. continued)

INVESTMENTS

     Fixed maturities held to maturity include investments which the Company has both the ability and positive intent to hold until maturity; such securities are reported at amortized cost. Securities available for sale include investments which the Company may elect to sell prior to maturity and are reported at their current market value. The unrealized gains or losses on these securities are recorded as a component of stockholders' equity, net of taxes. Furthermore, deferred acquisition costs are adjusted to reflect the effect that would have been recognized had the unrealized holding gains and losses been realized. This adjustment to deferred acquisition costs results in a corresponding adjustment to stockholders' equity.

     Equity securities (common and non-redeemable preferred stocks) are carried at market value, real estate is carried at cost less accumulated depreciation and mortgage loans, policy loans and installment loans are carried at unpaid principal balances. Declines in market values of fixed maturities and equity securities deemed to be other than temporary are recognized in the determination of net income. Realized gains and losses on sales of investments are recognized in net income using the specific identification method. Depreciation on real estate is calculated using the straight-line method over the estimated useful lives of the assets.

     The Company has a covered call option writing program. Call premiums received from options written are carried at market value as a liability with net unrealized gains or losses reflected in stockholders' equity. Realized gains and losses on options written are recognized in net income upon settlement of the option contract. While the covered call option program involves elements of off- balance-sheet risk, the Company had only $225,782 in options outstanding at December 31, 1996.

     Realized investment gains and losses are reported on a pre-tax basis as a component of revenues. Income taxes applicable to net realized investment gains and losses are included in the provision for income tax.

INCOME TAXES

     The Company's method of accounting for income taxes is the liability method. Under the liability method, deferred tax assets and liabilities are adjusted to reflect changes in statutory tax rates resulting in income adjustments in the period such changes are enacted.


REINSURANCE

     Amounts recoverable from property and casualty reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Amounts paid for reinsurance contracts are expensed over the contract period during which insured events are covered by the reinsurance contracts.

USE OF ESTIMATES IN THE PREPARATION OF THE FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and assumptions are particularly important in determining the reserves for future policy benefits, losses and loss expenses and deferred policy acquisition costs. Actual results could differ from those estimates.

NET INCOME PER SHARE

     Net income per share is computed using the weighted average number of shares outstanding during the year.

CASH

     Cash consists of demand deposits at banks. Short-term investments with maturities of three months or less are considered to be investments and are not considered to be cash or cash equivalents for the purposes of the statements of cash flows.

OTHER

     Certain reclassifications have been made to 1995 and 1994 amounts in order to conform to 1996 classifications and descriptions.

                               ALFA CORPORATION
                               ================

2.  POOLING AGREEMENT

     Effective August 1, 1987, the Company entered into a property and casualty insurance Pooling Agreement (the "Pooling Agreement") with Alfa Mutual Insurance Company (Mutual), and other members of the Mutual Group. The Mutual Group is a direct writer primarily of personal lines of property and casualty insurance in Alabama. The Company's subsidiaries similarly are direct writers in Georgia and Mississippi. Both the Mutual Group and the Company write preferred risk automobile, homeowner, farmowner and mobile home insurance, fire and allied lines, standard risk automobile and homeowner insurance, and a limited amount of commercial insurance, including church, and businessowner insurance. Under the terms of the Pooling Agreement, the Company cedes to Mutual all of its property and casualty business. All of the Mutual Group's direct property and casualty business (together with the property and casualty business ceded by the Company) is included in the pool. Until September 30, 1994, Mutual retroceded 50% of the pooled premiums, losses, loss adjustment expenses and other underwriting expenses to the Company while retaining 50% of these amounts itself. On October 1, 1994, the Company increased its participation in the Pooling Agreement. Mutual currently retrocedes 65% of the pool to the Company and retains 35% within the Mutual Group. On October 1, 1996, the Pooling Agreement was amended in conjunction with the restructuring of the Alfa Insurance Group's catastrophe protection program. Effective November 1, 1996, the allocation of catastrophe costs among the members of the pool was changed to better reflect the economics of catastrophe finance. The amendment limits Alfa Corporation's participation in any single catastrophic event or series of disasters to its pool share (65%) of $10 million unless the loss exceeds $249 million on a 100% basis in which case the Company's share in the loss would be based upon its amount of surplus relative to the other members of the group. Currently, the Company's share of losses exceeding $249 million would be 13%. The change will allow the catastrophe reinsurance buying decision to be made on a group basis which will benefit each member of the group. The Company's participation in the Pooling Agreement may be changed or terminated without the consent or approval of the Company's shareholders, and the Pooling Agreement may be terminated by any party thereto upon 90 days notice.

     As a result of the Pooling Agreement, the Company had a receivable of $1,983,832 from the Mutual Group and a payable of $6,135,599 to the Mutual Group at December 31, 1996 and December 31, 1995, respectively, for cash transactions originating in December and settled the following month. Approximately 84.4% of the Company's property and casualty premium income and 75.1% of its total premium income for 1996 was derived from the Company's participation in the Pooling Agreement.

3. RELATED PARTY TRANSACTIONS

     Mutual owns 39.72% and Alfa Mutual Fire (Fire) owns 11.07% of the Company's common stock. The Board of Directors of the Company consists of eleven members, six of whom serve as Directors of Mutual, Fire and Alfa Mutual General (General) and two of whom at December 31, 1996 were executive officers of the Company. Two of the Company's directors and most of the Company's executive officers, including the Company's President, also hold the same positions with Mutual, Fire and General. The Company paid stockholder dividends to Mutual and Fire totaling $8,027,769 in 1996 and $7,768,809 in 1995 and $7,095,512 in 1994.

     The Mutual Group and the Company's insurance subsidiaries are considered an insurance company holding system with Mutual being the controlling party under the Alabama Insurance Holding Company Systems Regulatory Act and their activities and transactions are subject to reporting, examination and regulation thereunder.

     Under a Management and Operating Agreement, Mutual provides substantially all facilities, management and other operational services to the Company and its subsidiaries and to other companies associated with Mutual. Most of the personnel providing management services to the Company are full-time employees of, and are directly compensated by Mutual. The Company's business is substantially integrated with that of Mutual, Fire and General. Mutual periodically conducts time usage and other special expense allocation studies. Mutual charges the Company for both its allocated and direct salaries, employee benefits and other expenses, including those for the use of office facilities. The amounts paid by the Company to Mutual under the Management and Operating Agreement were approximately $27.1 million in 1996, $26.0 million in 1995 and $25.3 million in 1994. In Alabama, the Company's life insurance agents are career employees of Mutual. The Company reimburses Mutual for the full amount of all its agents' commissions paid by Mutual for the sale of the Company's insurance products.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------

(Note 3. continued)

     Mutual's employees are covered by a group life insurance plan provided by Life. Group life insurance premiums paid to Life totaled $1,708,058 in 1996, $1,606,169 in 1995 and $2,104,223 in 1994. Policy reserves and insurance in force on this plan at December 31, 1996 were approximately $703,000 and $325 million, respectively.

     The Company's consumer finance and leasing subsidiary (Financial) leases equipment, automobiles, furniture and other property to the Mutual Group. The Mutual Group paid $2,138,167 in 1996, $2,141,934 in 1995 and $2,015,787 in 1994
under these leases. The Mutual Group invests in automobile and other installment loans issued and serviced by Financial. The amount invested by the Mutual Group in such loans were, $1,628,626 and $916,962 at December 31, 1996 and 1995 respectively. Interest paid by Financial to the Mutual Group was $206,117 in 1996, $566,380 in 1995 and $474,683 in 1994. The Mutual Group's sponsoring organization, the Alabama Farmers' Federation (Federation), and Alfa Services, Inc., a Federation subsidiary, invest in short-term lines of credit with the Company and Financial. At December 31, 1996 and 1995, the balance outstanding on these lines of credit included in notes payable to affiliates was $9,200,000 and $10,000,000. Interest paid by the Company and Financial to the Federation and its subsidiary was $521,938 in 1996, $618,132 in 1995 and $468,621 in 1994. The
Mutual Group is a partner in a real estate partnership, which in 1996 established a revolving line of credit with Financial of $1.0 million at a rate of interest equal to the Company's commercial paper rate plus 1.0%. At December 31, 1996 the amount loaned to the partnership under the line of credit was $510,000. Interest accrued in 1996 by Financial from such loan was $1,919, which was paid in January, 1997.

     The Company's real estate construction subsidiary (Builders) contracts with the Mutual Group for the construction of certain commercial facilities. The Mutual Group paid $5,273,906 in 1996, $9,214,674 in 1995 and $4,615,162 in 1994
to Builders under such contracts. The Company's commercial real estate sales subsidiary (Realty) receives commissions for sales and leasing of certain of the Mutual Group's commercial facilities. The Mutual Group paid $98,780 in 1996, $224,760 in 1995 and $152,150 in 1994 for such sales services.

     The Company periodically has investment transactions with the Mutual Group. In 1996, the Company sold a security totaling $919,375 to the Mutual Group at market value, for a loss of $30,718. No such transactions occurred in 1995. In 1994, the Company sold securities totaling $1,174,553 to the Mutual Group at market value, for a loss of approximately $659,980. The Company has also entered into an investment partnership with the Mutual Group. The amount invested in the partnership was $8 million and $6.7 million at December 31, 1996 and 1995 respectively. The Company had committed to fund up to $5.2 million additional investment in the partnership at December 31, 1996. The Company's life subsidiary is the general partner in two investment partnerships with a Charitable Remainder Unit Trust created by Mutual. The amount invested in the partnerships was $616,238 and $564,673 at December 31, 1996 and 1995, respectively.

                               ALFA CORPORATION
                               ----------------
4.  INVESTMENTS

Net investment income is summarized as follows:

                                              1996               1995               1994
                                      --------------------------------------------------------
Fixed maturities:


  Held for investment                    $   317,070        $   424,437        $   538,428
  Available for sale                      43,886,976         41,300,467         37,125,999
                                      --------------------------------------------------------
    Total fixed maturities                44,204,046         41,724,904         37,664,427
Equity securities                          2,849,287          2,856,503          2,451,891
Mortgage loans on real estate                 79,693             95,414            113,638
Investment real estate                       429,386            320,044            299,610
Policy loans                               2,246,242          2,102,457          1,824,634
Other long-term investments               15,044,988         15,998,978         12,078,507
Short-term investments                     1,388,853          1,537,560            893,870
                                      --------------------------------------------------------
Total investment income                   66,242,495         64,635,860         55,326,577
Investment expenses, including
 interest expense                         12,048,161         13,712,753          9,772,916
                                      --------------------------------------------------------
Net investment income                    $54,194,334        $50,923,107        $45,553,661
                                      ========================================================
Net realized investment gains
 (losses) are summarized as follows:
                                              1996               1995               1994
                                      --------------------------------------------------------
Fixed maturities:
 Held for investment                     $     2,190              6,227        $   271,717
 Available for sale                       (4,132,690)           126,916         (7,964,208)
                                      --------------------------------------------------------
   Total fixed maturities                $(4,130,500)       $   133,143        $(7,692,491)

Equity securities                          6,388,549            429,310          7,415,236
Other investments                            549,539            543,563            849,221
                                      --------------------------------------------------------
Net realized investment gains            $ 2,807,588        $ 1,106,016        $   571,966
                                      ========================================================

Changes in net unrealized investment
  gains and losses on fixed maturities
  and equity securities are as follows:

                                                     INCREASE (DECREASE)
                                      --------------------------------------------------------
                                              1996               1995               1994
                                      --------------------------------------------------------
Fixed maturities:
  Held for investment                    $   (88,525)       $    114,606       $(24,935,799)
                                      ========================================================
  Available for sale, net of tax         $(7,738,814)       $ 34,066,412       $(16,867,605)
                                      ========================================================
Equity securities, net of tax            $  6,044,698       $ 12,534,652       $ (8,030,077)
                                      ========================================================

     Unrealized investment gains and losses are based on market values which were determined using nationally recognized pricing services, broker/dealers securities firms and market makers.

     At December 31, 1996, gross unrealized gains for equity securities amounted to $39,079,225 while gross unrealized losses amounted to $2,162,789 and applicable deferred income taxes aggregated $12,449,682.

     The Company's fixed maturity portfolio is predominantly comprised of investment grade securities. At December 31, 1996, approximately $4.0 million in fixed maturities (0.7% of the total fixed maturity portfolio) are considered below investment grade. The Company considers bonds with a quality rating of BB+ and below, based on Standard & Poor's rating scale, to be below investment grade.

                  NOTES TO CONSOLDIATED FINANCIAL STATEMENTS
                  ------------------------------------------

(Note 4. continued)

     The amortized cost and estimated market value of investments in fixed maturity securities are as follows:

                                                            DECEMBER 31, 1996
                                    --------------------------------------------------------------
                                                         GROSS            GROSS          ESTIMATED
                                        AMORTIZED      UNREALIZED      UNREALIZED         MARKET
                                          COST           GAINS           LOSSES            VALUE
                                    --------------------------------------------------------------
HELD FOR INVESTMENT:
Mortgage-backed securities          $   2,817,964    $    180,724    $               $   2,998,688
                                    ==============================================================
AVAILABLE FOR SALE:
U.S. Treasury securities &
 obligations of U.S. Government
 corporations and agencies          $  64,299,445    $  2,822,162    $   (156,361)   $  66,965,246
Obligations of states & political
 subdivisions                         100,720,322       4,356,271        (237,364)     104,839,229
Corporate securities                  160,752,588       8,915,562        (494,746)     169,173,404
Mortgage-backed securities            261,800,020       6,031,249      (2,816,077)     265,015,192
Other debt securities                   4,287,094          99,410         (54,970)       4,331,534
                                    --------------------------------------------------------------
  Totals                            $ 591,859,469    $ 22,224,654    $ (3,759,518)   $ 610,324,605
                                    ==============================================================

                                                            DECEMBER 31, 1995
                                    --------------------------------------------------------------
                                                         GROSS            GROSS          ESTIMATED
                                        AMORTIZED      UNREALIZED      UNREALIZED         MARKET
                                          COST           GAINS           LOSSES            VALUE
                                    --------------------------------------------------------------
HELD FOR INVESTMENT:
Mortgage-backed securities          $   3,711,475    $    269,249    $               $   3,980,724
                                    ==============================================================
AVAILABLE FOR SALE:
U.S. Treasury securities &
  obligations of U.S.
  Government corporations and
  agencies                          $   63,606,264   $  6,133,032    $               $  69,739,296
Obligations of states & political
 subdivisions                           89,129,790      5,487,781        (137,163)      94,480,408
Corporate securities                   146,590,359     14,312,121        (659,093)     160,243,387
Mortgage-backed securities             235,186,411     10,691,072      (2,716,494)     243,160,989
Other debt securities                    4,704,630        111,726         (37,194)       4,779,162
                                    --------------------------------------------------------------
  Totals                            $  539,217,454   $ 36,735,732    $ (3,549,944)   $ 572,403,242
                                    ==============================================================

     The amortized cost and estimated market value of fixed maturities available
                                                                       ---------
for sale at December 31, 1996 by contractual maturity, are shown below. Expected
--------
maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                        DECEMBER 31, 1996
                                                   -----------------------------
                                                                      ESTIMATED
                                                     AMORTIZED         MARKET
                                                       COST             VALUE
                                                   -----------------------------
AVAILABLE FOR SALE:
Due in one year or less                            $  4,869,297     $  4,952,961
Due after one year through five years                71,293,118       74,900,909
Due after five years through ten years              142,383,419      147,617,737
Due after ten years                                 111,513,615      117,837,806
                                                   -----------------------------
                                                    330,059,449      345,309,413
Mortgage-backed securities                          261,800,020      265,015,192
                                                   -----------------------------
                                                   $591,859,469     $610,324,605
                                                   =============================

                               ALFA CORPORATION
                               ----------------

(Note 4. continued)

     Proceeds from sales of fixed maturities available for sale were $85,651,625 in 1996, $12,972,473 in 1995 and $114,656,045 in 1994. Gross gains of $572,686 in 1996, $500,601 in 1995 and $2,031,792 in 1994 and gross losses of $3,616,504 in 1996, $566,637 in 1995 and $8,859,861 in 1994 were realized on those sales. In addition, the Company recorded a loss of approximately $2,450,000 in 1996, $501,000 in 1995 and $804,000 in 1994 for securities whose valuation was deemed to be an other than temporary decline. At December 31, 1996 the Company's mortgage backed securities were comprised of CMO's and passthrough securities. Because of the Company's significant investment in fixed maturities, the valuation of such securities is subject to significant fluctuations due to changes in interest rates. However, due to the Company's history of positive cash flow and the ability to hold such investments to maturity and management's periodic assessment and monitoring of the portfolio, the ultimate exposure to loss from interest rate fluctuations is not considered significant.

     As of December 31, 1996 and 1995, the Company's mortgage loan portfolio totaled approximately $826,000 and $1.0 million respectively, and the collateral loan portfolio, included in "Other long-term investments", totaled $61.5 million and $68.1 million, respectively. These portfolios consisted of consumer loans in the Company's primary market area of Alabama, Georgia and Mississippi. Management evaluates the creditworthiness of customers on a case-by-case basis and obtains collateral as deemed necessary based on this evaluation.

     The Company has estimated the market value of the collateral loan portfolio to be approximately $59.0 million and $73.0 million at December 31, 1996 and 1995, respectively. The estimated market value was determined by discounting the estimated future cash flows from the loan portfolio at 7.75% for 1996 and 8.0% for 1995, the current interest rates offered for similar loans, and after allowing for estimated loan losses. The Company had no impaired loans subject to individual valuation at or during the year ended December 31, 1996.

     The Company's policy loans earn interest at rates ranging from 5.0% to 8.0% at December 31, 1996. Because the policy loans have no stated maturity and are often repaid by reductions to benefits and surrenders, it is not practicable to determine the fair value of the policy loan portfolio.

     The company's investments in partnerships and leases, included in other long term investments, are carried at cost. Management believes the carrying value and fair value is not materially different.

     At December 31, 1996, the Company had $1,682,845 in investments on deposit with regulatory agencies in order to meet statutory requirements.

5.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     Information about specific valuation techniques and related fair value detail is provided in Note 1 Summary of Significant Accounting Policies, Note 4
- Investments and Note 8 - Notes Payable and Commercial Paper. Pursuant to SFAS 119, the cost and fair value of the financial instruments as of December 31 are summarized as follows:

                                                         DECEMBER 31,
                                ---------------------------------------------------------
                                            1996                          1995
                                ---------------------------------------------------------
                                     COST       Fair Value        Cost        Fair Value
                                ---------------------------------------------------------
Investments:
  Fixed maturities held
   for investment               $  2,817,964   $  2,998,688   $  3,711,475   $  3,980,724
  Fixed maturities available
   for sale                     $591,859,469   $610,324,605   $539,217,454   $572,403,242
  Equity securities             $ 59,763,634   $ 96,007,650   $ 61,247,187   $ 89,014,464
  Short-term investments        $ 40,206,951   $ 40,206,951   $ 33,010,906   $ 33,010,906
  Other long-term investments   $102,297,440   $103,871,171   $111,073,137   $116,447,626
Liabilities:
  Commercial paper              $ 73,580,963   $ 73,580,963   $ 81,949,616   $ 81,949,616
  Notes payable                 $ 13,038,584   $ 13,038,584   $ 13,240,324   $ 13,240,324

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------

6.  FUTURE POLICY BENEFITS, LOSSES AND LOSS EXPENSES

     The Composition of the liability for future policy benefits, losses and loss adjustment expenses and the more significant assumptions used in its calculation are as follows:

                                                                                                  BASIS OF ASSUMPTION
                                           LIABILITY                             --------------------------------------------------
                     INSURANCE     ----------------------------        YEARS     INTEREST          MORTALITY              WITH-
                     IN FORCE         12/31/96       12/31/95        OF ISSUE      RATE          AND MORBIDITY           DRAWALS
-----------------------------------------------------------------------------------------------------------------------------------
Ordinary          $4,098,484,677   $ 105,049,177   $100,079,665        1955         5%        1955-60 Basic Select       Company
 life                                                                   to                        and Ultimate          experience
                                                                       1978                     Mortality Tables

                                                                       1979         7%        Modified 1965-70 Basic     Company
                                                                        and       graded       Select and Ultimate      experience
                                                                       1980        to 5%         Mortality Tables

                                                                       1981         9%        Modified 1965-70 Basic     Company
                                                                        to        graded       Select and Ultimate      experience
                                                                       1993        to 7%         Mortality Tables

                                                                       1994         6%        Modified 1965-70 Basic     Company
                                                                        to                     Select and Ultimate      experience
                                                                       1996                     Mortality Tables

Interest           1,804,110,187     131,550,135    118,175,945        1984       6.5% to     Modified 1965-70 Basic     Company
sensitive                                                               to        6.85%*       Select and Ultimate      experience
  life                                                                 1996                     Mortality Tables

Universal          3,223,739,769      71,768,286     60,529,011        1987       5.75% to    Modified 1965-70 Basic     Company
   Life                                                                 to         6.85%*      Select and Ultimate      experience
                                                                       1996                     Mortality Tables

   Annuities w/o                      12,337,709     11,636,422        1974       5.5% to               --                 --
life contingencies                                                      to         6.5%*
                                                                       1996

Group Credit          11,016,097         377,918        516,303        1992        3.0%              1958 CET              --
   life                                                                 to
                                                                       1996

Group life           325,704,177         702,818        703,751        1996        4.5%              1960 CSG              --
                  ---------------------------------------------
                  $9,463,054,907   $ 321,786,043   $291,641,097
                  ==============
Accident
& Health                                 324,051        342,697                     5%        1972 intercompany        200% N&W III
                                                                                                     reports
Losses and loss
 adjustment
 expenses                            120,768,406    110,368,715
                                   ----------------------------
                                   $ 442,878,500   $402,352,509
                                   ============================

* Rates are adjustable annually on policyholders' anniversary dates.

     Participating policies represent approximately 3% of the ordinary life insurance in force and 7% of life insurance premium income. The amount of dividends paid to policyholders is fixed by the Board of Directors and allocated to participating policyholders.

                               ALFA CORPORATION
                               ----------------

(Note 6. continued)

     Activity in the liability for unpaid losses and loss adjustment expenses, prepared in accordance with generally accepted accounting principles, is summarized as follows:

                                     1996                           1995                            1994
                        --------------------------------------------------------------------------------------------
                         Property and                    Property and                   Property and
                           Casualty         Life           Casualty         Life          Casualty         Life
                        --------------------------------------------------------------------------------------------
Balance at January 1,   $ 108,303,253    $ 2,065,462    $  88,486,091    $ 1,221,676    $  77,984,288    $ 1,477,679
  Less Reinsurance
   recoverables on
   unpaid losses           (2,293,048)      (717,018)      (1,331,358)      (168,665)      (1,770,656)      (522,156)
                        --------------------------------------------------------------------------------------------
Net balance at
 January 1,               106,010,205      1,348,444       87,154,733      1,053,011       76,213,632        955,523
                        --------------------------------------------------------------------------------------------
Incurred related to:
  Current year            241,616,410      8,717,628      222,060,992      9,627,020      161,643,885      8,069,065
  Prior years              (4,702,409)       151,950       (1,698,077)      (187,383)      (6,403,800)       209,893
                        --------------------------------------------------------------------------------------------
     Total incurred       236,914,001      8,869,578      220,362,915      9,439,637      155,240,085      8,278,958
                        --------------------------------------------------------------------------------------------
Paid related to:
  Current year            172,087,000      7,363,636      161,526,000      8,757,344      111,427,984      7,380,951
  Prior years              54,173,320        559,968       39,981,443        386,860       32,871,000        800,519
                        --------------------------------------------------------------------------------------------
    Total paid            226,260,320      7,923,604      201,507,443      9,144,204      144,298,984      8,181,470
                        --------------------------------------------------------------------------------------------
Net balance at
 December 31,             116,663,886      2,294,418      106,010,205      1,348,444       87,154,733      1,053,011
  Plus reinsurance
   recoverables on
   unpaid losses              745,156        801,496        2,293,048        717,018        1,331,358        168,665
                        --------------------------------------------------------------------------------------------
Balance at
 December 31,           $ 117,409,042    $ 3,095,914    $ 108,303,253    $ 2,065,462    $  88,486,091    $ 1,221,676
                        ============================================================================================

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

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------

7.  INCOME TAXES

     Below is a comparative analysis of provisions (benefits) for income tax:

                                  1996              1995                1994
                              -------------------------------------------------
Current                       $11,805,587        $8,203,723        $ 24,048,922
Deferred                        1,859,058           471,030          (9,083,866)
                              -------------------------------------------------
  Total                       $13,664,645        $8,674,753        $ 14,965,056
                              =================================================

     Reconciliations of the differences between income taxes computed at Federal statutory tax rates and provisions for income taxes are as follows:

                                        1996            1995            1994
                                   --------------------------------------------
Income taxes computed at
 Federal statutory tax rate        $ 16,048,851    $ 10,847,446    $ 16,741,128
Dividends received deduction
 and tax exempt interest             (2,237,859)     (2,376,925)     (2,135,354)
Other, net                             (146,347)        204,232         359,282
                                   --------------------------------------------
                                   $ 13,664,645    $  8,674,753    $ 14,965,056
                                   ============================================

     Deferred tax assets and liabilities consist of the following:

                                                       1996            1995
                                                  -----------------------------
Deferred Tax Assets:
  Reserve computational method differences        $ 20,327,460     $ 20,439,467
  Unearned premium reserve                           6,506,176        5,971,434
  Other                                              2,464,850        3,343,305
                                                  -----------------------------
    Total deferred tax asset                      $ 29,298,486     $ 29,754,206
                                                  -----------------------------
Deferred Tax Liabilities:
  Unrealized gains                                $ 17,861,287     $ 20,748,907
  Deferred acquisition costs                        33,883,532       30,206,740
  Other                                              2,240,003        1,300,093
                                                  -----------------------------
    Total deferred tax liability                  $ 53,984,822     $ 52,255,740
                                                  -----------------------------
Net deferred tax liability                        $(24,686,336)    $(22,501,534)
                                                  =============================

     The Company did not establish a valuation allowance related to the deferred tax assets due to the existence of sufficient taxable income related to future reversals of existing taxable temporary differences.

                               ALFA CORPORATION
                               ----------------

8.  NOTES PAYABLE AND COMMERCIAL PAPER

     Short term debt at December 31, 1996 was $86.6 million. Of this amount, the Company had approximately $73.6 million in commercial paper at rates ranging from 5.38% to 5.58% with maturities ranging from January 10, 1997 to January 29, 1997. The Company intends to continue to use the commercial paper program to fund its short term needs, however, backup lines of credit are in place up to $125 million. The commercial paper is guaranteed by Alfa Mutual Insurance Company, an affiliate. In addition, the Company had $10.8 million in short-term debt outstanding to affiliates with interest equal to commercial paper rates payable monthly and $2.2 million outstanding in other short-term debt at a rate of 3.6%.

9.  CONTINGENT LIABILITIES

     The property and casualty subsidiaries participate in reinsurance pooling agreement with Mutual and its affiliates. Should any member of the affiliated group be unable to meet its obligation on a claim for a policy written by the Company's property and casualty subsidiaries, the obligation to pay the claim would remain with the Company's subsidiaries.

     The liability for estimated unpaid property and casualty losses and loss adjustment expenses is based upon an evaluation of reported losses and on estimates of incurred but not reported losses. Adjustments to the liability based upon subsequent developments are included in current operations.

     Various legal proceedings arising in the normal course of business with policyholders and agents are in process at December 31, 1996. These legal proceedings involve alleged breaches of contract, torts, including bad faith and fraud claims based on alleged wrongful or fraudulent acts of agents and miscellaneous other causes of action. Many of these lawsuits involve claims for punitive damages. The likelihood or extent of a punitive damage award in any one of these given cases is not possible to predict. Although the Alfa Insurance Group including Alfa Corporation and its subsidiaries has such legal proceedings filed against it in which punitive damages are sought, to date, no such lawsuit has resulted in the award of any significant amount of damages against the Company. Based upon information presently available, applicable law and the defenses available to Alfa Corporation and its subsidiaries, management does not consider the contingent liabilities which might arise from pending litigation to be material in relation to the financial position, results of operations, or cash flows of the Company. Management's opinion is based upon the Company's experience in dealing with such claims and the historical results of such claims against the Company. However, it should be noted that in Alabama, where the Company has substantial business, the frequency of large punitive damage awards, bearing little or no relation to the actual damages awarded by juries, continues to exist, creating the potential for unpredictable material adverse judgments in any given suit.

10.  STOCKHOLDERS' EQUITY

     In October 1989, the Company's Board of Directors approved a stock repurchase program authorizing the repurchase of up to 2,000,000 shares of its outstanding common stock in the open market or in negotiated transactions in such quantities and at such times and prices as management may decide. At December 31, 1996, the Company had repurchased 1, 097,600 shares at a cost of $4,630,770 and due to the exercise of stock options has reissued 800 shares at a cost of $4,100 under this program, which decreased the total number of shares outstanding to 40,786,712 shares.

     The amounts of statutory stockholders' equity and net income for the Company's life and property casualty insurance subsidiaries are as follows:

                                            1996           1995          1994
                                       ------------------------------------------
Statutory net income:
  Life insurance subsidiary            $ 11,857,726   $  6,287,576   $ 27,145,478
                                       ==========================================
  Property and casualty
   subsidiaries                        $ 11,534,172   $  7,040,081   $ 18,387,643
                                       ==========================================
Statutory stockholders' equity:
  Life insurance subsidiary            $110,983,883   $105,665,754   $110,988,988
                                       ==========================================
  Property and casualty subsidiaries   $137,543,765   $129,870,498   $115,393,261
                                       ==========================================

     Alfa Corporation is a holding company with no operations and, accordingly, any cash available for dividends or other distributions must be obtained by it from borrowings or in the form of distributions from its operating subsidiaries. Distributions to the Company from its insurance subsidiaries are subject to regulatory restrictions. Under applicable regulatory requirements the Company's insurance subsidiaries can distribute to the Company an aggregate of approximately $24.9 million without prior regulatory approval in 1997 based on December 31, 1996 financial condition and results of operations.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------

(Note 10. continued)

     At December 31, 1996 the life subsidiary's Adjusted Capital calculated in accordance with NAIC Risk-Based Capital guidelines was $130.9 million compared to the Authorized Control Level amount of $12.9 million and the property and casualty subsidiaries' Adjusted Capital was $137.5 million compared to the Authorized Control Level amount of $15.0 million. The Risk-Based Capital analysis serves as the benchmark for the regulation of insurance enterprises' solvency by state insurance regulators.

11.  OPERATING LEASES

     The Company leases certain property and equipment to Mutual and its affiliates (Note 3) and to third parties under operating leases. Total rental income for the years ended December 31, 1996, 1995 and 1994 was approximately $2,961,000, $2,983,000 and $2,674,000, respectively. The cost and net book value of major classes of leased property at December 31, 1996 was:

                                                 COST       NET BOOK VALUE
                                             -----------------------------
Transportation equipment                     $ 9,120,430      $ 7,063,780
Furniture and equipment                       20,211,088        7,530,902
Buildings                                      2,550,548        1,623,169
                                             ----------------------------
Total                                        $31,882,066      $16,217,851
                                             ============================

     At December 31, 1996, the aggregate minimum rental payments to be received under leases having initial or remaining lease terms in excess of one year are approximately $2,193,000 in 1997, $1,089,000 in 1998, $404,700 in 1999, $67,190
in 2000 and $3,420 in 2001.

12.  REINSURANCE

     Life reinsures portions of its risks with other insurers. While the amount retained on an individual life will vary depending upon age and mortality prospects of the risk, Life generally will not retain more than $200,000 individual life insurance on a single risk. Life has reinsured approximately $1,017,669,000 of its life insurance in force with other insurance companies and has taken reserve credits for approximately $3,285,000 on account of such reinsurance at December 31,1996. Amounts paid or deemed to have been paid for Life's reinsurance contracts are recorded as reinsurance receivables. The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

     The Company's property and casualty insurance subsidiaries together with Mutual and its affiliates, participate in catastrophe arrangements to protect them from abnormal losses. The Company's subsidiaries and Mutual and its affiliates are also required to participate in certain assigned risk pools and associations by the states in which they operate.

     The following table summarizes the effects of reinsurance on premiums and losses for the three years ended December 31, 1996, 1995 and 1994:

                                                              Year Ended December 31,
                                             -----------------------------------------------------
                                                   1996                1995                1994
                                             -----------------------------------------------------
Direct premiums earned                       $  89,273,157       $  79,865,167       $  72,302,430
Premiums ceded to nonaffiliates                (10,705,073)        (13,099,076)         (8,210,130)
Premiums ceded to pooling agreement            (47,904,965)        (41,901,158)        (36,810,521)
Premiums assumed from pooling agreement        306,461,981         283,180,565         219,806,947
Premiums assumed from  nonaffiliates                61,318              43,471              41,897
                                             -----------------------------------------------------
  Net premiums earned                        $ 337,186,418       $ 308,088,969       $ 247,130,623
                                             =====================================================

Direct Losses                                $  64,387,651       $  60,434,336       $  48,061,296
Losses ceded to nonaffiliates                   (4,355,459)        (39,356,037          (1,520,101)
Losses ceded to pooling agreement              (37,521,843)        (32,594,000)        (25,945,188)
Losses assumed from pooling agreement          224,835,694         241,712,916         143,518,957
Losses assumed from nonaffiliates                   63,805              43,330              77,318
                                             -----------------------------------------------------
  Net Losses                                 $ 247,409,848       $ 230,240,545       $ 164,192,282
                                             =====================================================

                               ALFA CORPORATION
                               ----------------

(Note 12. continued)

     Reinsurance contracts do not relieve the company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; therefore allowances are established if amounts are determined to be uncollectible. The Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurance to minimize exposure to significant losses from reinsurer insolvencies. At December 31, 1996, the Company does not believe there to be a significant concentration of credit risk related to its reinsurance program. The Company significantly reduced its need for and amount of reinsurance effective November 1, 1996. (See Note 2.)

13. SEGMENT INFORMATION

     Alfa Corporation operations include life insurance, property and casualty insurance and noninsurance segments. Presented below is summarized financial information for the Company's three business segments as of and for the years ended December 31, 1996, 1995 and 1994:

                                           1996            1995           1994
                                        ----------------------------------------
                                                      (in thousands)
Revenues:    Life                       $   70,284      $   63,517      $ 59,078
             Property and casualty         321,284         294,363       232,033
             Noninsurance operations
              and corporate                  4,768           4,883         5,202
                                        ----------------------------------------
                                        $  396,336      $  362,763      $296,313
                                        ========================================
Net Income:  Life                       $   16,761      $   13,723      $ 12,216
             Property and casualty          15,205           8,428        20,376
             Noninsurance operations
              and corporate                    223             167           275
                                        ----------------------------------------
                                        $   32,189      $   22,318      $ 32,867
                                        ========================================
Assets:      Life                       $  533,435      $  490,926      $433,343
             Property and casualty         396,054         379,347       302,906
             Noninsurance operations
              and corporate                 89,841          95,160       111,621
                                        ----------------------------------------
                                        $1,019,330       $ 965,433      $847,870
                                        ========================================

14. ACCOUNTING FOR STOCK-BASED COMPENSATION

     During 1995, the Financial Accounting Standards Board issued Financial Accounting Statement No. 123, "Accounting for Stock-Based Compensation", ("FAS 123"). The Statement defines a fair value based method of accounting for an employee stock option. It also allows an entity to continue using the intrinsic value based accounting method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Alfa Corporation has continued to use this method to account for its stock options. However, FAS 123 requires entities electing to remain with the intrinsic method of accounting to provide pro forma disclosures of net income and earnings per share as if the fair value based method of accounting had been applied as well as other disclosures about the Company's stock-based employee compensation plans. FAS 123 and its related disclosures have been adopted by the Company in the first quarter of 1996. Information about the Company's stock option plan and the related disclosures have been adopted by the Company in the first quarter of 1996. Information about the Company's stock option plan and the related required disclosures follow.

     On October 25, 1993, the Company established a Stock Incentive Plan, pursuant to which a maximum aggregate of 2,000,000 shares of common stock have been reserved for grant to key personnel. The plan expires on October 24, 2003. The Company granted 783,400 such options on October 25, 1993 with 565,500 of those options exercisable at $11.75/share and 218,000 options exercisable at $9.40/share. The Company also granted 80,000 options on March 28, 1994 exercisable at $11.50/share, 80,000 options on March 27, 1995 exercisable at $11.50/share and 80,000 options on April 18, 1996 exercisable at $12.25/share. The options ratably become exercisable annually over three years, and may not be exercised after ten years after the date of the award. At December 31, 1996, there had been 800 options exercised, 814,988 options were exercisable and 47,600 had been cancelled leaving 1,024,200 options available for grant under the plan.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------

(Note 14. continued)

     FAS 123 requires certain disclosures and pro forma information for each reporting period, which is presented below. To determine the fair value of the options granted during 1996 and 1995, the Company has used the Black-Scholes model for valuations. The significant assumptions used to estimate the fair value of such options using this method and the fair value of the options at the date of grant are as follows:

                                             OPTIONS GRANTED  OPTIONS GRANTED
                                              April 18, 1996   March 27, 1996
                                             ---------------  ---------------
Risk-free interest rate                             6.58%          7.05%
Expected life (in years)                               10             10
Expected volatility                                  0.47           0.62
Expected future dividend yield                       2.9%           2.9%
Fair value at date of grant                      $486,898       $507,138
                                                 =======================
Option exercise price                              $12.25         $11.50
                                                 =======================

     Using the fair value shown above, the proforma net income and earnings per share as if FAS 123 had been applied is as follows:

                                                      DECEMBER 31,
                                            ------------------------------
                                               1996               1995
                                            ------------------------------
Net income, as reported                     $32,189,215        $22,317,951
                                            ==============================
Earnings per share, as reported             $      0.79        $      0.55
                                            ==============================
Proforma net income                         $32,005,055        $22,233,660
                                            ==============================
Proforma earnings per share                 $      0.78        $      0.55
                                            ==============================

     The information shown below is for options outstanding at December 31, 1996, 1995 and 1994:

                                                       DECEMBER 31,
                  --------------------------    ---------------------------    ----------------------
                             1996                         1995                         1994
                  --------------------------    ---------------------------    ----------------------
                                   WEIGHTED                     WEIGHTED                     WEIGHTED
                                   AVERAGE                       AVERAGE                      AVERAGE
                   NUMBER OF       EXERCISE      NUMBER OF      EXERCISE       NUMBER OF     EXERCISE
                    OPTIONS         PRICE         OPTIONS         PRICE         OPTIONS        PRICE
                  --------------------------    ---------------------------    ----------------------
Outstanding
  Beginning of
   year              911,200        $11.14        845,732         $11.12       783,400         $11.10
    Add (deduct):
      Granted         80,000        $12.25         80,000         $11.50        80,000         $11.50
      Exercised         (800)      ($11.75)             0              -             0              -
      Cancelled      (15,400)      ($11.75)       (14,532)       ($11.75)      (17,668)       ($11.75)
                  -----------------------------------------------------------------------------------
  End of Period      975,000        $11.23        911,200         $11.14       845,732         $11.12
                  ===================================================================================
Exercisable,
 end of period       814,988        $11.10        527,608         $11.09       256,485         $11.08
                  ===================================================================================
Range of
 exercise prices           $9.40 to $12.25               $9.40 to $11.75              $9.40 to $11.75
                           ===============               ===============              ===============
Weighted
 average
 remaining
 contractual
 life                            7.2 years                    8.0 years                    8.9 years
                           ===============              ===============               ==============
Actual
 compensation
 cost
 recognized
 during period                    $237,398                     $376,676                     $142,860
                           ===============              ===============               ==============

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

To the Stockholders and Board of Directors
Alfa Corporation
Montgomery, Alabama

     We have audited the accompanying consolidated balance sheets of Alfa Corporation and subsidiaries (the Company) as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of the Company as of and for the year ended December 31, 1994, were audited by other auditors whose report dated February 2, 1995, expressed an unqualified opinion on those statements.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the 1996 and 1995 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alfa Corporation and its subsidiaries as of December 31, 1996, and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

                                                  KPMG Peat Marwick LLP

Birmingham, Alabama
February 4, 1997

                 QUARTERLY FINANCIAL INFORMATION -- UNAUDITED
                 --------------------------------------------

                                                              Quarter Ended
                 ---------------------------------------------------------------------------------------------------------
                          March 31                  June 30               September 30             December 31
                 ---------------------------------------------------------------------------------------------------------
                    1996         1995         1996          1995         1996         1995         1996          1995
                 ---------------------------------------------------------------------------------------------------------
Premiums and
 Policy Charges  $82,960,219  $76,783,144  $82,728,834   $76,357,521  $84,460,691  $78,511,269  $87,036,674    $76,437,035

Net Investment
 Income          $13,467,463  $12,138,844  $13,006,480   $12,425,039  $13,959,538  $13,373,023  $13,760,853    $12,986,201

Net Income
 (Loss)             ($57,616) $ 9,414,066  $10,796,264   $ 7,938,168  $12,284,206  $10,446,797  $ 9,166,361   ($5,481,080)

Average Shares
 Outstanding      40,786,105   40,785,912   40,786,712    40,785,912   40,786,712   40,785,912   40,786,712     40,785,912

Net Income
 (Loss) per
 share*              ($0.001) $      0.23  $      0.26   $      0.19  $      0.30  $      0.26  $      0.22    $    (0.13)

* The sum of the quarters may not equal the annual earnings per share due to the rounding effects on a quarterly basis.

                            STOCKHOLDER INFORMATION

EXECUTIVE OFFICES                                 DIVIDEND REINVESTMENT PLAN

2108 East South Boulevard                         Alfa Corporation stockholders can reinvest their dividends in additional
Montgomery, Alabama 36116-2015                    shares of stock and also may purchase additional shares with optional
Telephone: (334) 288-3900                         cash payments. Alfa Corporation pays all costs and brokerage fees related
FAX (334) 288-0905                                to the purchases under the plan. For more information contact Investor
                                                  Relations at the above address or call AmSouth Bank of Alabama at
FORM 10-K                                         (205) 326-4062.

The Company's Form 10-K, as filed with
the Securities and Exchange Commission           DEBT RATINGS
may be obtained by writing:
Ken Wallis, Secretary                                                       Standard         Moody's
Alfa Corporation                                                            & Poor's    Investors Service
P.O. Box 11000                                                    ----------------------------------------------
Montgomery, Alabama 36191-0001                    Alfa Corporation--         A-1+             P-1
                                                   Commercial Paper

COMMON STOCK                                      INDEPENDENT ACCOUNTANTS

The common stock of Alfa Corporation is           KPMG Peat Marwick LLP
traded on the NASDAQ National Market              Financial Center
System under the symbol ALFA. Alfa                Suite 1200
Corporation has approximately 3,200               Birmingham, Alabama  35203
stockholders of record. Newspaper listings
of NASDAQ stocks list Alfa Corporation as         FOR FINANCIAL INFORMATION PLEASE CONTACT:
ALFACP.
                                                  Donald Price
STOCK TRANSFER AGENT                              Senior Vice President, Finance

AmSouth Bank of Alabama
Corporate Securities Services                     ADDITIONAL INFORMATION PLEASE CONTACT:
P.O. Box 11426
Birmingham, Alabama 35202 (205) 326-1062          John D. Holley
                                                  Vice President and Controller
STOCK PRICE AND DIVIDEND INFORMATION
-----------------------------------------------   NASDAQ MARKET MAKERS
                                     DIVIDENDS
1996                 HIGH      LOW   PER SHARE    Goldman, Sachs & Co.
-----------------------------------------------   Herzog, Heine, Geduld, Inc.
First Quarter     $16 1/4   $12 1/2    $.095      J.C. Bradford & Co.
Second Quarter     14        10 7/8     .0975     Mayer & Schweitzer, Inc.
Third Quarter      13 1/4    10 1/4     .0975     The Robinson-Humphrey Company, Inc.
Fourth Quarter     14 1/4    10 3/4     .0975     Sterne, Agee & Leach, Inc.
-----------------------------------------------   Troster Singer Corp.
                                     DIVIDENDS
1995                 HIGH      LOW   PER SHARE    ANNUAL MEETING
-----------------------------------------------
First Quarter     $12       $10        $.09       The Annual Meeting of Alfa Corporation stockholders will be held at
Second Quarter     12 1/4    11         .095      10:00 a.m., Thursday, April 24, 1997, in the auditorium of the Company's
Third Quarter      12 5/8    10 1/4     .095      executive offices in Montgomery.
Fourth Quarter     18 1/4     9 3/4     .095

The Company has paid cash dividends annually since 1974 and quarterly since September 1977.
There are no restrictions on the Company's present or future ability to pay dividends other than the usual statutory restrictions.
There is a present expectation that the
dividends will continue to be paid in the future, provided that operations of the Company continue to be profitable.
