Form 10-K, Exhibit 13
period 1998-12-31
ALFA CORP
filed 1999-03-31
CIK 743532

                                                                                                         EXHIBIT 13
                                                      SELECTED FINANCIAL DATA

Consolidated Summary of Operations & Related Data
(Dollars in Thousands Except Per Share Amounts)
Years Ended December 31,                                         1998              1997             1996               1995
                                                            ---------------------------------------------------------------
Premiums - Property and Casualty Insurance                  $   345,740       $   330,306       $  298,939       $  272,989
Premiums and policy charges - Life Insurance                     46,099            40,659           38,248           35,100
Net investment income                                            62,512            57,529           54,194           50,923
Net realized investment gains                                     4,397             3,356            2,808            1,106
Other income                                                      2,238             2,160            2,148            2,645
                                                            ---------------------------------------------------------------
     Total revenues                                             460,986           434,010          396,336          362,763
Benefits and expenses                                           377,721           357,210          350,482          331,771
                                                            ---------------------------------------------------------------
Income before provision for
     income taxes                                                83,265            76,800           45,854           30,993
Provision for income taxes                                       26,549            24,006           13,665            8,675
Cumulative effect of changes in accounting principles
                                                            ---------------------------------------------------------------
     Net income                                             $    56,716       $    52,794       $   32,189       $   22,318
                                                            ===============================================================
Balance sheet data at December 31:
     Invested assets                                        $ 1,084,064       $ 1,027,660       $  886,017       $  841,123
     Total assets                                           $ 1,246,659       $ 1,170,066       $1,019,330       $  965,433
     Future policy benefits, losses and
     claims, unearned premiums                              $   653,893       $   596,057       $  535,824       $  487,659
     Total liabilities                                      $   823,037       $   787,135       $  696,018       $  656,823
     Stockholders' equity                                   $   423,622       $   382,931       $  323,312       $  308,610

Per share data /1/:
     Net income - Basic                                     $      1.39       $      1.29       $     0.79       $     0.55
     Net income - Diluted                                   $      1.38       $      1.29       $     0.79       $     0.55
     Cash dividends paid                                    $    0.4375       $    0.3975       $   0.3875       $    0.375
     Annual dividend rate                                   $      0.45       $      0.40       $     0.39       $     0.38
     Stockholders' equity                                   $     10.36       $      9.39       $     7.93       $     7.57
     Closing sales price at December 31                     $        24 1/4   $        17 1/4   $       12 5/8   $       16 3/4
     Price/earnings ratio                                          17.6x             13.4x            16.0x            30.6x
     Weighted average shares outstanding - Basic                 40,834            40,787           40,786           40,786
     Weighted average shares outstanding - Diluted               41,148            40,931           40,843           40,811

Return on average equity                                           14.1%             15.0%             10.2%            7.9%
Return on average invested assets                                  6.94%             7.12%             7.60%           7.74%
Life insurance in force                                     $11,000,049       $10,246,400       $ 9,463,055      $8,642,907
Number of agents                                                    575               574               587             585


1 Per share amounts have been restated where appropriate to reflect 2-for-1 stock split in June 1993.
2 Reflects effects of fresh start tax benefits of approximately $570,000, or $.03 per share in 1990.

                                              SELECTED FINANCIAL DATA

Consolidated Summary of Operations & Related Data
(Dollars in Thousands Except Per Share Amounts)
Years Ended December 31,                                            1994            1993            1992            1991
                                                              ----------------------------------------------------------
Premiums - Property and Casualty Insurance                    $  214,326      $  189,057      $  173,075      $  164,573
Premiums and policy charges - Life Insurance                      32,805          30,856          29,365          27,872
Net investment income                                             45,554          44,902          39,425          34,785
Net realized investment gains                                        572           4,890           4,232           3,790
Other income                                                       3,057           2,918           2,340           1,919
                                                              ----------------------------------------------------------
     Total revenues                                              296,313         272,624         248,437         232,939
Benefits and expenses                                            248,481         209,309         194,859         192,144
                                                              ----------------------------------------------------------
Income before provision for
     income taxes                                                 47,832          63,315          53,578          40,795
Provision for income taxes                                        14,965          20,999          16,660          12,354
Cumulative effect of changes in accounting principles                              2,645
                                                              ----------------------------------------------------------
     Net income                                               $   32,867      $   44,960      $   36,918      $   28,441
                                                              ==========================================================
Balance sheet data at December 31:
     Invested assets                                          $  718,074      $  653,819      $  574,718      $  511,931
     Total assets                                             $  847,870      $  766,077      $  665,247      $  595,801
     Future policy benefits, losses and
     claims, unearned premiums                                $  429,930      $  365,148      $  334,454      $  295,443
     Total liabilities                                        $  592,885      $  505,091      $  440,669      $  402,526
     Stockholders' equity                                     $  254,985      $  260,986      $  224,578      $  193,275

Per share data /1/:
     Net income - Basic                                       $     0.81      $     1.10      $     0.91      $     0.70
     Net income - Diluted                                     $     0.81      $     1.10      $     0.91      $     0.70
     Cash dividends paid                                      $   0.3425      $     0.28      $   0.2425      $    0.215
     Annual dividend rate                                     $     0.36      $     0.29      $     0.25      $     0.22
     Stockholders' equity                                     $     6.25      $     6.40      $     5.51      $     4.74
     Closing sales price at December 31                       $       11      $       11 1/2  $       11 7/8  $        5 1/4
     Price/earnings ratio                                           13.7x           10.4x           13.1x            7.5x
     Weighted average shares outstanding - Basic                  40,786          40,786          40,786          40,786
     Weighted average shares outstanding - Diluted                40,810          40,814          40,786          40,786

Return on average equity                                            12.7%           18.5%           17.7%           15.8%
Return on average invested assets                                   7.78%           8.03%           8.28%           8.66%
Life insurance in force                                       $7,867,808      $7,064,335      $6,295,626      $5,578,661
Number of agents                                                     562             562             529             504

Consolidated Summary of Operations & Related Data
(Dollars in Thousands Except Per Share Amounts)
Years Ended December 31,                                            1990                1989               1988
                                                               ----------------------------------------------------
Premiums - Property and Casualty Insurance                     $  149,840           $  134,737           $  125,938
Premiums and policy charges - Life Insurance                       25,608               23,848               22,349
Net investment income                                              32,224               30,048               26,224
Net realized investment gains                                       2,842                2,882                2,005
Other income                                                        1,861                1,172                1,402
                                                               ----------------------------------------------------
     Total revenues                                               212,375              192,687              177,918
Benefits and expenses                                             180,611              159,912              144,229
                                                               ----------------------------------------------------
Income before provision for
     income taxes                                                  31,764               32,775               33,689
Provision for income taxes                                          8,877 /2/            9,919               10,842
Cumulative effect of changes in accounting principles
                                                               ----------------------------------------------------
     Net income                                                $   22,887 /2/       $   22,856           $   22,847
                                                               ====================================================
Balance sheet data at December 31:
     Invested assets                                           $  437,725           $  410,266           $  363,401
     Total assets                                              $  515,681           $  482,383           $  432,312
     Future policy benefits, losses and
     claims, unearned premiums                                 $  257,907           $  223,925           $  192,113
     Total liabilities                                         $  347,861           $  319,598           $  288,094
     Stockholders' equity                                      $  167,820           $  162,785           $  144,218

Per share data /1/:
     Net income - Basic                                        $     0.55 /2/       $     0.55           $     0.58
     Net income - Diluted                                      $     0.55 /2/       $     0.55           $     0.58
     Cash dividends paid                                       $    0.195           $   0.1725           $    0.145
     Annual dividend rate                                      $     0.20           $     0.18           $     0.15
     Stockholders' equity                                      $     4.11           $     3.89           $     3.44
     Closing sales price at December 31                        $        4 5/8       $        5 5/8       $        5
     Price/earnings ratio                                             8.4x                10.3x                 8.6x
     Weighted average shares outstanding - Basic                   41,611               41,882               39,265
     Weighted average shares outstanding - Diluted                 41,611               41,882               39,265

Return on average equity                                             13.8%/2/             14.9%                20.4%
Return on average invested assets                                    9.00%                9.43%                9.91%
Life insurance in force                                        $4,947,574           $4,318,605           $3,661,747
Number of agents                                                      500                  486                  454

RESULTS OF OPERATIONS

  The following table sets forth consolidated summarized income statement information for the years ended December 31, 1998, 1997 and 1996:


                                      Years Ended December 31,
                            ---------------------------------------
                                 1998          1997          1996
                            ---------------------------------------
                                  (in thousands, except share
                                      and per share data)
Revenues
 Life insurance premiums
  and policy charges        $    46,099    $    40,659  $    38,248
                            =======================================
 Property and casualty
  insurance premiums        $   345,740    $   330,306  $   298,939
                            =======================================
 Net investment income      $    62,512    $    57,529  $    54,194
                            =======================================
 Total revenues             $   460,986    $   434,010  $   396,336
                            =======================================
Net income
 Insurance operations
  Life insurance            $    15,645    $    14,580  $    14,952
  Property and casualty
  insurance                      41,581         36,571       15,189
 Noninsurance operations          2,192          2,628        3,339
 Net realized
  investment gains                2,858          2,182        1,825
 Corporate                       (5,560)        (3,167)      (3,116)
                            ---------------------------------------
  Net income                $    56,716    $    52,794  $    32,189
                            =======================================

  Net income per share
   Basic                    $      1.39    $      1.29  $       .79
                            =======================================
   Diluted                  $      1.38    $      1.29  $       .79
                            =======================================
Weighted average shares
 outstanding
  Basic                      40,834,232     40,787,047   40,786,561
                            =======================================
  Diluted                    41,148,258     40,930,894   40,843,548
                            =======================================

  Life insurance premiums and policy charges increased $5.4 million, or 13.4% in 1998, and $2.4 million, or 6.3% in 1997. These rates of growth have been impacted by changes in group life business, which is discussed below in the Life Insurance Operations section of this discussion. Excluding group premiums, the growth rates in life insurance premiums and policy charges were 7.5% and 7.9% in 1998 and 1997, respectively, and are due to production of new business.
Property and casualty insurance premiums increased $15.4 million, or 4.7% in 1998 and $31.3 million, or 10.5% in 1997 due primarily to increased production, rate increases and a low lapse ratio. In addition, premium growth was positively impacted in 1997 by a significant reduction in reinsurance premiums paid. Net investment income grew 8.7% in 1998 and 6.2% in 1997 due to an increase in invested assets resulting from positive cash flows.

  The improved property and casualty operating results in both years are due primarily to significantly improved property and casualty loss ratios, particularly in the automobile line of business, the company's largest line. Such improvement is the result of underwriting initiatives which began in late 1996 and early 1997. The results for 1996 include the effects of significant first quarter storms, which resulted in a net loss for the first quarter of 1996 of $58 thousand. Life insurance operating income increased 7.3% in 1998 due to increased business, improved persistency and increased investment income. The growth in 1998 was offset somewhat by an increase in death claims. Increased mortality expense also caused the 2.5% decline in operating income in 1997.

  Noninsurance operating income decreased 16.6% in 1998 and 21.3% in 1997 due to declines in profits of the consumer finance and real estate subsidiaries, offset partially by improvement in earnings of the construction subsidiary. Corporate expenses increased $2.4 million in 1998 due primarily to increased legal expenses and related costs.

  In all years presented, favorable securities market conditions resulted in a significant increase in realized investment gains.

  Net income improved 7.4% in 1998 compared to 1997 and increased 64.0% in 1997 compared to 1996.

PROPERTY AND CASUALTY INSURANCE OPERATIONS

  The following table sets forth the components of property and casualty insurance earned premiums, net underwriting income (loss), GAAP basis loss, expense and combined ratios, underwriting margin, net investment income and operating income for the years ended December 31, 1998, 1997 and 1996:

                                 Years Ended December 31,
                             --------------------------------
                                1998       1997        1996
                             --------------------------------
                                       (in thousands)

Earned premiums
  Personal lines              $330,511   $315,650    $292,330
  Commercial lines              12,354     11,772      11,231
  Pools, associations
    and fees                     4,036      4,014       3,905
  Reinsurance ceded             (1,161)    (1,130)     (8,527)
                              -------------------------------
      Total                   $345,740   $330,306    $298,939
                              ===============================
Net underwriting
  income (loss)               $ 33,183   $ 28,061    $ (2,235)
                              ===============================
Loss Ratio                        62.8%      65.0%       73.8%
LAE Ratio                          5.0%       5.0%        5.3%
Expense Ratio                     22.6%      21.5%       21.6%
                              -------------------------------
GAAP basis combined ratio         90.4%      91.5%      100.7%
                              ===============================
Underwriting margin                9.6%       8.5%       (0.7%)
                              ===============================
Net investment income         $ 25,992   $ 23,935    $ 22,251
                              ===============================
Operating income before
 tax                          $ 59,156   $ 51,955    $ 19,585
                              ===============================
Operating income,
 net of tax                   $ 41,581   $ 36,571    $ 15,189
                              ===============================

1998 Compared to 1997

  Earned premiums increased 4.7% in 1998 due to the impact of prior year rate changes, new business and a low lapse ratio of 3.98%. Operating results in 1998 increased 13.7% to $41.6 million due primarily to the growth in underwriting income. The underwriting margin of 9.6% in 1998 is the result of a 62.8% loss ratio (60.9% excluding storm losses) and a 27.6% expense ratio compared to a loss ratio of 65.0% and an expense ratio of 26.5% in 1997. The loss ratio improvement is due primarily to an improved loss ratio in the automobile line of business which accounts for over 65% of property casualty premiums.

  The Alfa Group had approximately $45 million in gross catastrophe losses during 1998 due to Hurricane Georges in September 1998 and due to the impact of tornadoes, hail and other severe weather which occurred in April and June 1998. The effect of claims from these events impacted second quarter underwriting results by $6.5 million pre-tax, or $0.10 per share, net of taxes, based upon the intercompany pooling arrangement and Alfa group-wide reinsurance protection. The company had no significant storm related losses in 1997.

  The expense ratio deteriorated by 1.1% of premium in 1998. Although the majority of general expenses have remained relatively stable due to a continued focus on controlling costs, the company has incurred significantly increased costs related to technology expenditures of approximately $4.2 million in 1998. Such costs include approximately $900,000 related to Year 2000 efforts. The technology projects are ongoing in 1999 and such costs are likely to continue.

  Invested assets grew 8.3% in 1998 and investment income increased 8.6% as a result of the positive cash flows produced by increased underwriting results.

  Risk-Based Capital measures were adopted by the property and casualty industry during 1994. These measures serve as a benchmark for the regulation of an organization's solvency by state insurance regulators. At December 31, 1998, the Company's property and casualty subsidiaries' Adjusted Capital calculated in accordance with NAIC Risk-Based Capital (RBC) guidelines was $195.1 million compared to the Authorized Control Level (Required) RBC of $18.9 million.

1997 Compared to 1996

  Earned premiums increased 10.5% in 1997 due to new business, rate increases, a low lapse ratio of 4.0% and a reduction in reinsurance premiums expense. As a result of the Company's catastrophe protection program, the exposure to losses from significant weather events has been lessened for Alfa Corporation, reducing the need for and amount of reinsurance protection, thereby reducing such expenses.

  Operating income more than doubled in 1997 as a result of significantly improved underwriting results. The underwriting margin of 8.5% is due primarily to the improvement in the loss ratio from 73.8% in 1996 to 65.0% in 1997. The improvement is a result of both a reduction in significant storm related claims and from underwriting initiatives implemented during the last two years, including tightened underwriting standards, new underwriting guidelines and other measures.

  The expense ratio was 26.5% in 1997 compared to 26.9% in 1996. The Company's ongoing expense focus has positively impacted results, however, increased technology expenditures that are ongoing partially offset the expense improvement.

  Invested assets grew 18.0% and investment income grew 7.6% in 1997 as result of positive cash flows in the property casualty subsidiaries. A significant factor in the growth in assets was the growth in market values of fixed maturities and equity securities and from short term borrowed funds held at December 31, 1997. Excluding these items, growth in assets approximated the growth rate in investment income.

LIFE INSURANCE OPERATIONS

  The following table sets forth life insurance premiums and policy charges, by type of policy, net investment income, benefits and expenses and life insurance operating income for the years ended December 31, 1998, 1997 and 1996:

                                Years Ended December 31,
                                ------------------------
                                1998      1997      1996
                                ------------------------
                                      (in thousands)

Premiums and policy charges
  Universal life
    policy  charges             $12,381  $11,296   $10,075
  Universal life
    policy charges - COLI         2,133    1,858         -
  Interest sensitive life
    policy charges                9,727    9,306     8,589
  Traditional life
    insurance premiums           21,494   19,958    18,931
  Group life
    insurance premiums              364   (1,759)      653
                                --------------------------
  Total                         $46,099  $40,659   $38,248
                                ==========================
Net investment income           $34,890  $31,646   $29,254
                                ==========================
Benefits and expenses           $52,980  $45,041   $39,610
                                ==========================
Operating income before tax     $21,988  $20,750   $21,830
                                ==========================
Operating income, net of tax    $15,645  $14,580   $14,952
                                ==========================

1998 Compared to 1997

  The Company's life insurance premiums and policy charges increased 13.4 % in 1998 . Premiums and policy charges were significantly impacted by the change in 1997 in group life insurance, which is provided by Alfa Mutual Insurance Company, (Mutual), an affiliate, to its employees. In 1997, Mutual began utilizing corporate owned life insurance (COLI) using Alfa Life's universal life product. The result has been additional policy charges of $2.1 million in 1998 and $1.9 million in 1997. The growth rate was also significantly impacted by a net reduction in 1997 of traditional group premium of $1.8 million, including an experience refund of premium reserves held by Life. Although these changes affected premium revenue growth rates, they did not have a material impact on earnings in 1998 or 1997. Both the Company and the other members of the Alfa Group believe the new program will be mutually beneficial to results in the future.

  Excluding the impact on premiums from such business, the premium growth rate for 1998 was 7.5%. New business premium increased 10.3% for 1998 primarily from sales of universal life policies and term business. The persistency rate remained high at 92.1%.

  Life insurance operating income increased approximately 7.3% in 1998. Death claims increased 30.1% in 1998 and mortality was 109% of expected compared to 91% in 1997. However, investment income increased 10.3% while invested assets grew by 8.5% due to positive cash flows. General expenses remained relatively flat, although premium taxes increased $235,249 due to both the increase in premiums and an increase in the premium tax rate. The rate has increased in 1998 from 1.8% to 2.1% and will increase to 2.3% in 1999 and thereafter.

  At December 31, 1998 the life subsidiary's Adjusted Capital calculated in accordance with NAIC Risk-Based Capital (RBC) guidelines was $149.1 million compared to the Authorized Control Level (Required) RBC amount of $18.0 million. The Risk-Based Capital analysis serves as the benchmark for the regulation of life insurance enterprises' solvency by state insurance regulators.

1997 Compared to 1996

  In 1997, life insurance premiums and policy charges increased 6.3% and operating income decreased 2.5%. New premium production increased 6.7% and persistency remained high at 91.8%. The Company's Universal Life product continued to be the leading policy in new sales. Universal Life policy charges increased 12.1% in 1997. Policy charges on interest sensitive life increased 8.3% and traditional life insurance premiums increased 5.4%. Term products were the leading traditional product. First year term premiums increased 6.8% and renewal business increased 12.8% due to good persistency.

  Also, premiums and policy charges were impacted by a change in group life insurance, which is provided by Alfa Mutual Insurance Company, (Mutual), an affiliate, to its employees. In 1997, Mutual began utilizing corporate owned life insurance (COLI) using Alfa Life's universal life product. The result was an increase in policy charges of $1.9 million and a reduction in group premium for 1997 of $2.4 million, including an experience refund of premium reserves held by Life. Although these changes affected premium revenue growth rates, they did not have a material impact on earnings in 1997.

  The primary factor in the decline in operating income was the mortality experience. Although the mortality ratio was favorable at 91% of expected in 1997, it increased from a more favorable 85% of expected in 1996 during which time total death claims increased $2.7 million or 30.7%. The Company's life insurance subsidiary incurred $1.5 million in additional expense in 1997 related to lawsuits. Premium taxes increased due to both the increase in premiums and an increase in the premium tax rate in 1997. The rate is scheduled to increase again in 1998 from 1.8% to 2.1% and to 2.3% in 1999 and thereafter. Otherwise, expense levels remained relatively flat. Investment income grew 8.2% in 1997 due to increased positive cash flows which increased invested assets 15.2%, largely due to the new COLI plan. The investment yield rate was lower in 1997, due to falling interest rates and due to investments in certain tax credits which lower investment income, but also lower income taxes, and have an overall positive impact on net income.

NONINSURANCE OPERATIONS

1998 Compared to 1997

  Noninsurance earnings declined 16.6% in 1998 due primarily to a decrease of 19.1% or approximately $450,000 in net income in the consumer finance subsidiary. The loan portfolio remained relatively unchanged at $56.0 million but the overall portfolio yield rate declined 73 basis points, resulting in a 13.3% decrease in interest income. Net leasing revenue also decreased 5.3%. The real estate subsidiary's earnings were down approximately $21,000 or 26.9% in 1998 due to a decrease in both commercial and residential sales activity. Partially offsetting these declines was a 25.4%, or $40,749 increase in construction income.

1997 Compared to 1996

  Noninsurance earnings declined 16.6% in 1997 due primarily to a decrease of 22.2% or approximately $680,000 in net income in the consumer finance subsidiary. An 8.6% decrease in the loan portfolio to $56.2 million combined with a decline in the overall portfolio yield rate of 30 basis points resulted in a 16.8% decrease in interest income. Additionally, net leasing revenue
decreased 13.8%.   The real estate sales subsidiary's earnings were down
$74,292, or 49.0% in 1997 due to a reduction in both commercial and residential sales activity. Partially offsetting these declines was a 43.9%, or $44,592 increase in construction income.

CORPORATE

  In 1998, the Company incurred approximately $2.3 million in legal expenses and related costs at the corporate level, which is the primary reason for the increase in corporate expense for the year. Interest expense on short term corporate debt is the only other primary corporate expense, which totaled approximately $1.8 million for each year presented. At December 31, 1998, corporate debt was $31.8 million at an average rate of 5.5%. The remaining corporate expenses represent general operating expenses. Total corporate expense was $5.6 million in 1998, $3.2 million in 1997 and $3.1 million in 1996.

INVESTMENTS

  The Company has historically produced positive cash flow from operations which has resulted in increasing amounts of funds available for investment and, consequently, higher investment income. Investment income is also affected by investment yield rates. Information about cash flows, invested assets and yield rates is presented below for the years ended December 31, 1998, 1997 and 1996:

                             Years Ended December 31,
                             ------------------------
                                1998   1997   1996
                             ------------------------
Increase in cash
  flow from operations          8.1%  35.9%  14.0%
Increase in invested assets     5.5%  16.0%   5.3%
Investment yield rate           6.9%   7.1%   7.6%
Increase in net investment
  income                        8.7%   6.2%   6.4%

  The 8.1% increase in positive cash flow from operations in 1998 and the 35.9% increase in 1997 is due primarily to improved operating results in the Company's property and casualty subsidiaries, which had underwriting income of $33.2 million in 1998 and $28.1 million in 1997 due to lower loss ratios and an absence of storm losses in 1997. In addition, the new COLI plan in the life insurance subsidiary provided approximately $12 million in additional cash flow in 1998 and $10 million in 1997. As a result of these positive cash flows, invested assets grew 5.6% in 1998 and 12.5% in 1997 (based on amortized cost, which excludes the impact of SFAS 115), and net investment income increased 8.7% in 1998 and 6.2% in 1997. The overall yield rate, calculated using amortized cost, declined in 1998 and 1997 as maturing investments were reinvested at lower rates due to a decline in interest rates generally.

  Positive cash flow from operations increased 14.0% in 1996 due entirely to the impact on cash flows in 1995 of Hurricane Opal, which occurred in October, 1995. The overall increase in positive cash flow in 1996 increased invested assets 7.4% excluding the market value impact of SFAS115. Net investment income increased 6.4% in 1996.

  The Company had realized investment gains of approximately $4.4 million in 1998, $3.4 million in 1997 and $2.8 million in 1996. These gains are from sales of equity securities, gains in the Company's put option and covered call option writing program and gains from sales of fixed maturities available for sale.

  The composition of the Company's investment portfolio is as follows at December 31, 1998 and 1997:

                                  December 31,
                                 -------------
                                  1998   1997
                                 -------------
Fixed maturities
  Taxables
    Mortgage backed (CMOs)        27.9%  30.2%
    Corporate bonds               30.2   29.6
                                -------------
      Total taxable               58.1   59.8
  Tax exempts                     13.5   11.6
                                -------------
      Total fixed maturities      71.6   71.4
                                -------------
Equity securities                  9.5   11.3
Mortgage loans                       -     .1
Real estate                         .1     .2
Policy loans                       3.6    3.4
Other long term investments       10.2   11.2
Short term investments             5.0    2.4
                                -------------
                                 100.0% 100.0%
                                =============


The majority of the Company's investment portfolio consists of fixed maturities which are diverse as to both industry and geographic concentration. In 1998, the overall mix of investments remained relatively stable with changes due to market fluctuations in equities and a reduction in CMO's related to increased paydowns being invested in corporate and tax exempt bonds and in short term investments. Long term investments decreased due primarily to a reduction in loan receivable from Alfa Mutual Insurance Company, an affiliate.

  The rating of the Company's portfolio of fixed maturities using the Standard & Poor's rating categories is as follows at December 31, 1998 and 1997:

                                           December 31,
                                          -------------
                                          1998     1997
                                          -------------
AAA to A-                                   89.2%  87.1%
BBB+ to BBB-                                 9.8   12.3
BB+ and below (below investment grade)       1.0    0.6
                                          -------------
                                           100.0% 100.0%
                                          =============


  At December 31, 1998, approximately 0.28% of the fixed maturity portfolio was not rated by an outside rating service. The Company considers bonds with a quality rating of BB+ and below to be below investment grade or high yield bonds (also called junk bonds).

  At December 31, 1998, approximately 39.0% of fixed maturities were mortgage backed securities. Such securities are comprised of Collateral Mortgage Obligations (CMO's) and pass through securities. Based on reviews of the Company's portfolio of mortgage-backed securities, the impact of prepayment risk on the Company's financial position is not believed to be significant. These risks are discussed in more detail below in the Market Risk Disclosures section. At December 31, 1998 the Company's total portfolio of fixed maturities had gross unrealized gains of $39.9 million and gross unrealized losses of $7.1 million. Securities are priced by nationally recognized pricing services or by broker/dealers securities firms. Only 0.28% were priced by the Company.

  During 1998, the Company sold approximately $59.8 million in fixed maturities available for sale. These sales resulted in gross realized gains of $653,398 and
gross realized losses of $167,174.   During 1997, the Company sold approximately
$26.2 million in fixed maturities available for sale. These sales resulted in gross realized gains of $714,990 and gross realized losses of $61,526.

  The Company monitors its level of investments in high yield fixed maturities and its level of equity investments in companies that issue high yield debt securities. Management believes the level of such investments is not significant to the Company's financial condition. At December 31, 1998 and 1997, the Company had unrealized gains of approximately $4.8 and $5.5 million,
respectively, in such investments.   During 1998 and 1997, the Company had no
disposals of high yield debt securities.

  In 1998 the Company wrote down one bond issue totaling $1,357,464 and seven equity securities totaling $1,762,105 whose declines in value were deemed to be other than temporary. Similarly, in 1997 the Company wrote down two bond issues totaling $497,493 and four equity securities totaling $429,347 whose declines in value were deemed to be other than temporary. At December 31, 1998 and 1997, there were no nonperforming bonds in the portfolio.

  The Company's investment in other long term investments consists primarily of
loans originated by the consumer finance subsidiary.   These loans are
collateralized by automobiles and other property. At December 31, 1998, the delinquency ratio on the loan portfolio was 2.04%, or $1.0 million. Loans charged off in 1998 totaled $562,173 or 1.1% of the average outstanding loan portfolio. At December 31, 1998, the Company maintained an allowance for loan losses of $584,178 or approximately 1.2% of the outstanding loan balance. Long term investments also include assets leased under operating leases, partnership investments and certain other investments.


MARKET RISK DISCLOSURES

  The Company's investments and certain of its debt liabilities are financial instruments which are subject to market risk, or the risk of potential loss in fair value, future earnings or cash flow as a result of changes in equity prices, interest rates, foreign exchange rates and commodity prices. The primary market risks to the Company are equity price risk associated with investments in equity securities and interest rate risk associated with investments in fixed maturities. The Company's exposure to commodity risk or foreign exchange risk is immaterial.

  The estimated fair value of the Company's investment portfolio at December 31, 1998 was $1.085 billion, 71.6% of which was invested in fixed maturities, 9.5% in equity securities, 5.3% in mortgage and collateral loans, 5.0% in short term investments and 8.7% in other long term investments.

EQUITY PRICE RISK

  The company invests in equity securities which have historically, over long periods of time, produced higher returns relative to fixed income investments. The Company seeks to invest at reasonable prices in companies with solid business plans and capable management. The Company intends to hold these investments over the long term. This focus on long term total investment returns may result in variability in the level of unrealized investment gains and losses from one period to the next. The changes in the estimated fair value of the equity portfolio are presented as a component of shareholders' equity in accumulated other comprehensive income, net of taxes.

  At December 31, 1998, the Company's equity portfolio was concentrated in terms of the number of issuers and industries. At December 31, 1998, the Company's top ten equity holdings represented $52.6 million or 49% of the equity portfolio. Investments in the financial industry represented 38.6% of the equity portfolio at December 31, 1998. Such concentration can lead to higher levels of short-term price volatility. Due to its long-term investment focus, the Company is not as concerned with short-term volatility as long as its subsidiaries' ability to write business is not impaired.

  The table below summarizes the Company's equity price risk and shows the effect of a hypothetical 20% increase and a 20% decrease in market prices as of December 31, 1998. The selected hypothetical changes do not indicate what could be the potential best or worse case scenarios:


   Estimated                                    Estimated           Hypothetical
 Fair Value of                                Fair Value After   Percentage Increase
Equity Securities         Hypothetical         Hypothetical        (Decrease) in
  at 12/31/98             Price Change       Change in Prices   Stockholders' Equity
------------------------------------------------------------------------------------
                            (dollars in thousands)
 $103,055                 20% increase           $123,666               3.2%
                          20%decrease            $ 82,444              (3.2%)


INTEREST RATE RISK

  The Company's fixed maturity investments and borrowings are subject to interest rate risk. Increases and decreases in interest rates typically result in decreases and increases in the fair value of these financial instruments.

  The Company's fixed income portfolio is invested predominantly in high quality corporate, mortgage-backed, government and municipal bonds. The fixed income portfolio has an average effective duration of 5.07 years and an average quality rating of AA. The changes in the fair market value of the fixed maturity portfolio are presented as a component of shareholders' equity in accumulated other comprehensive income, net of taxes.

  The Company works to manage the impact of interest rate fluctuations on its fixed income portfolio. The effective duration of the portfolio is managed to diversify its distribution. This duration distribution, as well as the portfolio's relatively short duration, serves to moderate the impact of large swings in interest rates on the fixed income portfolio.

  The table below summarizes the Company's interest rate risk and shows the effect of a hypothetical change in interest rates as of December 31, 1998. The selected hypothetical changes do not indicate what would be the potential best or worst case scenarios:

                                                                      Estimated              Estimated              Hypothetical
                                                   Estimated          Change In           Fair Value After       Percentage Increase
                                                 Fair Value at      Interest Rate        Hypothetical Change       (Decrease) in
(Dollars in Thousands)                         December 31, 1998   (bp=basis points)      in Interest Rate      Shareholder's Equity

------------------------------------------------------------------------------------------------------------------------------------
FIXED MATURITY
INVESTMENTS
------------------------------------------------------------------------------------------------------------------------------------
U.S. Treasury Securities and                       $ 56,358         200 bp decrease            $ 61,551                    0.8%
obligations of U.S.                                                 100 bp decrease              57,585                    0.2
government corporations and                                         100 bp increase              51,087                   (0.8)
agencies                                                            200 bp increase              48,200                   (1.3)
------------------------------------------------------------------------------------------------------------------------------------
Tax-exempt obligations of states,                   $142,896        200 bp decrease            $161,190                    2.8%
municipalities and political                                        100 bp decrease             151,958                    1.4
subdivisions                                                        100 bp increase             134,041                   (1.4)
                                                                    200 bp increase             125,558                   (2.7)
------------------------------------------------------------------------------------------------------------------------------------
Mortgaged backed securities                         $302,595        200 bp decrease            $316,716                    2.2%
                                                                    100 bp decrease             309,122                    1.0
                                                                    100 bp increase             291,258                   (1.7)
                                                                    200 bp increase             276,784                   (4.0)
------------------------------------------------------------------------------------------------------------------------------------
Corporate, taxable municipal                        $274,058        200 bp decrease            $308,537                    5.3%
and other debt securities                                           100 bp decrease             288,760                    2.3
                                                                    100 bp increase             252,394                   (3.3)
                                                                    200 bp increase             235,938                   (5.8)
------------------------------------------------------------------------------------------------------------------------------------
TOTAL FIXED MATURITIES                              $775,907        200 bp decrease            $847,994                   11.1%
                                                                    100 bp decrease             807,425                    4.8
                                                                    100 bp increase             728,780                   (7.2)
                                                                    200 bp increase             686,480                  (13.7)
====================================================================================================================================
MORTGAGE AND                                        $ 57,597        200 bp decrease            $ 60,285                    *
COLLATERAL LOANS                                                    100 bp decrease              58,839                    *
                                                                    100 bp increase              55,439                    *
                                                                    200 bp increase              52,684                    *
====================================================================================================================================
SHORT TERM                                          $ 54,637        200 bp decrease            $ 59,671                    *
INVESTMENTS                                                         100 bp decrease              55,826                    *
                                                                    100 bp increase              49,527                    *
                                                                    200 bp increase              46,728                    *
====================================================================================================================================
LIABILITIES
------------------------------------------------------------------------------------------------------------------------------------
5.95% Commercial Paper                              $ 57,260        200 bp decrease            $ 62,536                    *
                                                                    100 bp decrease              58,507                    *
                                                                    100 bp increase              51,904                    *
                                                                    200 bp increase              48,972                    *
------------------------------------------------------------------------------------------------------------------------------------
Short Term Notes Payable                            $  9,545        200 bp decrease            $ 10,424                    *
                                                                    100 bp decrease               9,753                    *
                                                                    100 bp increase               8,652                    *
                                                                    200 bp increase               8,163                    *
====================================================================================================================================
*Changes in estimated fair value have no impact on shareholders' equity.

INCOME TAXES

  The effective tax rate was 31.9% in 1998, 31.3% in 1997 and 29.8% in 1996.
The increase in income tax expense in 1998 over 1997 and in 1997 compared to 1996 is due primarily to the increase in income before provision for income taxes in both years. The increase in the effective rate is due to the relative mix of taxable versus tax-exempt income. The effective rate has also been impacted by the Company's investment in certain tax credits which has lowered income tax expense.

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

  On October 25, 1993, the Company established a Stock Option Plan, pursuant to which a maximum aggregate of 2,000,000 shares of common stock have been reserved for grant of options to key personnel. The plan expires on October 24, 2003.
The Company granted 783,400 such options on October 25, 1993, 80,000 options on March 28, 1994, 80,000 options on March 27, 1995, 80,000 options on April 18, 1996, 75,000 options on February 18, 1997 and 452,500 options on March 23, 1998. The options ratably become exercisable annually over three years, and may not be exercised after ten years after the date of award. At December 31, 1998 there had been 115,999 options exercised, 847,923 options were exercisable and 65,501 had been cancelled leaving 514,601 options available for grant under the plan.

  In October 1989, the Company's Board of Directors approved a stock repurchase program authorizing the repurchase of up to 2,000,000 shares of its outstanding common stock in the open market or in negotiated transactions in such quantities and at such times and prices as management may decide. During 1998, the Company repurchased 22,000 shares at a cost of $419,471. At December 31, 1998, the Company had repurchased 1,119,600 shares at a cost of $5,050,241. The Company has reissued 115,999 treasury shares as a result of option exercises.

  Total borrowings decreased $34.8 million in 1998 to $66.8 million. The majority of the short term debt is commercial paper issued by the Company. At December 31, 1998 the Company had approximately $57.3 million in commercial paper at a rate of 5.95% with maturities ranging from January 4, 1999 to January 5, 1999. The Company intends to continue to use the commercial paper program to fund the consumer loan portfolio and other corporate short term needs. Backup lines of credit are in place up to $80 million. The backup lines agreements contain usual and customary covenants requiring the Company to meet certain operating levels. The Company has maintained full compliance with all such covenants. The Company has an A-1+, P-1 commercial paper rating from Standard & Poor's and Moody's Investors Service. The commercial paper is guaranteed by an affiliate, Alfa Mutual Insurance Company. In addition, the Company had $9.4 million in short-term debt outstanding to affiliates at December 31, 1998 with interest equal to commercial paper rates payable monthly and $106,765 outstanding in other short-term debt at a rate of 7.0%.

  Cash surrenders paid to policyholders on a statutory basis totaled $12.2 million in 1998 and $10.9 million in 1997. This level of surrenders is within the Company's pricing expectations. Historical persistency rates indicate a
normal pattern of surrender activity in 1998, 1997 and 1996.   The structure of
the surrender charges is such that persistency is encouraged. The majority of the policies in force have surrender charges which grade downward over a 12 to 15 year period. In addition, the majority of the in-force business is interest sensitive type policies which generally have lower rates of surrender. At December 31, 1998 the total amount of cash that would be required to fund all amounts subject to surrender was approximately $288.9 million.

  On November 6, 1998, the Company, along with affiliates Alfa Mutual Insurance Company and Alfa Mutual Fire Insurance Company, announced the signing of a Letter of Intent to enter into a strategic alliance with Vesta Insurance Group, Inc. In February 1999 the Company announced that the Letter of Intent had expired and that the parties did not execute a definitive agreement.

  The Company's business is concentrated geographically in Alabama, Georgia and Mississippi. Accordingly, unusually severe storms or other disasters in these contiguous states might have a more significant effect on the Company than on a more geographically diversified insurance company. Unusually severe storms, other natural disasters and other events could have an adverse impact on the Company's financial condition and operating results. However, the Company's intercompany pooling arrangement and group-wide catastrophe protection program, which began November 1, 1996, reduced the earnings volatility caused by such catastrophe exposures.

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

YEAR 2000

  The Company initially started the identification of year 2000 issues in 1994 and began its internal programming modifications in 1995. These phases along with the testing have continued during the last three years. The Company believes it has substantially completed the identification and programming steps and at December 31, 1998 is approximately 90% complete with actual application and scenario testing, whereby dates are manipulated and results are compared for accuracy. Such testing and completion of internal programming is currently scheduled to be completed in the second quarter of 1999. A summary of mission critical systems is shown below indicating the status of the Company's remediation and testing efforts at December 31, 1998. In 1998, the Company also addressed the issues related to year 2000 in regards to material relationships with third parties, vendors, suppliers, etc. and has identified such providers, surveying their efforts and requesting written assurances that year 2000 issues have been addressed. Of the vendor operating system software identified during this process, approximately 90% of the programs have been labeled as "year 2000 compliant" by the vendors. In the event that such software fails despite written assurances and internal testing, the Company expects to work closely with the vendors to find a remedy in a timely fashion. Also, the Company is continuing to review all significant non-information technology systems for year 2000 compliance. The most significant such system, the telephone system, has already been determined to be year 2000 compliant. These efforts as well as the final phase, follow-up on any unresolved year 2000 issues, are expected to be completed during the first half of 1999.

  The Company has not utilized any year 2000 solution providers in addressing compliance of its mainframe systems. To date, the issues have been addressed with internal resources. However, the Company has contracted with external consultants to assist in the review and updating of its personal computer systems and associated hardware and software. Due to the longevity of the process, the number of employees and resources devoted to the efforts and the time spent, it is not practicable to determine precisely the total costs attributable to the year 2000 issue. These costs have been expensed as incurred throughout the process. However, the Company estimates that to date, approximately $1.7 million has been spent on year 2000 efforts, with almost $900,000 expensed in 1998. Future costs, including $500,000 for the external consultant costs of the

                      SUMMARY OF MISSION CRITICAL SYSTEMS

                                                       Remediation/   System     Goal
Mission Critical Systems                    Research   Programming    Testing    Date
---------------------------------------------------------------------------------------
Accounting                                  Completed   Completed    Completed    N/A
---------------------------------------------------------------------------------------
Agent Compensation                          Completed   Completed     Started   4/30/99
---------------------------------------------------------------------------------------
Claims                                      Completed   Completed    Completed    N/A
---------------------------------------------------------------------------------------
Investment Management                       Completed   Completed    Completed    N/A
---------------------------------------------------------------------------------------
Life Policy Administration                  Completed   Completed     Started   4/30/99
---------------------------------------------------------------------------------------
Loan Processing                             Completed   Completed     Started   4/30/99
---------------------------------------------------------------------------------------
Payment Processing                          Completed   Completed     Started   4/30/99
---------------------------------------------------------------------------------------
Payroll Processing                          Completed   Completed    Completed    N/A
---------------------------------------------------------------------------------------
Personal Computers - Field                  Completed   Completed    Completed    N/A
---------------------------------------------------------------------------------------
Personal Computer - Based Field Programs    Completed   Completed     Started   4/30/99
---------------------------------------------------------------------------------------
Personal Computers - Home Office            Completed    Started      Started   6/25/99
---------------------------------------------------------------------------------------
Postal Software                             Completed   Completed    Completed    N/A
---------------------------------------------------------------------------------------
Property/Casualty Policy Administration     Completed   Completed    Completed    N/A
---------------------------------------------------------------------------------------

personal computer systems reviews and $400,000 for payment processing software, are currently anticipated to total $1.2 million, for a total estimated cost of year 2000 efforts of $2.9 million. The Company has absorbed the costs into its operations with no significant adverse impact on its financial condition or results of operations. The resources utilized have caused some normal operational enhancements and systems development to be deferred or delayed. However, any systems maintenance or statutory required updates have not been affected.

  To the extent the year 2000 issues are not corrected timely and successfully, the Company's ability to process its business and pay its claims timely could be impacted. Such an event could have material adverse consequences on future financial condition and results of operations. The Company has begun the process of developing a contingency plan should an adverse year 2000 issue occur. As part of the contingency plan, the Company expects to address its ability to conduct business in environments experiencing both limited and extensive adverse conditions resulting from the year 2000 issue. The Company expects to have such a plan in place by the end of the third quarter of 1999.

FINANCIAL ACCOUNTING DEVELOPMENTS

  The Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities in June 1998. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in investment securities and other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative will be included in either earnings or other comprehensive income depending on the intended use of the derivative instrument. The Company is currently evaluating this standard, which is effective January 1, 2000.

  The Accounting Standards Executive Committee issued Statement of Position
(SOP) 97-3, Accounting by Insurance and Other Enterprises for Insurance-Related Assessments, in December 1997. This SOP provides guidance for determining when an entity should recognize a liability for guaranty fund and other insurance-related assessments. It also provides guidance on how to measure the liability. This SOP is effective for 1999. The Company's present accounting method for guaranty fund and other insurance related assessments substantially conforms to the requirements of this SOP.

  In March 1998, SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use was issued. This SOP provides guidance for determining whether costs of software developed or obtained for internal use should be capitalized or expensed as incurred. In the past, the Company has expensed all such costs when incurred. This SOP is effective beginning in 1999. The Company is currently involved in certain technology projects, the costs of which will be impacted by this SOP. The Company is currently evaluating the impact and will provide disclosure about such capitalized and/or expensed costs in the first quarter of 1999.

INFORMATION ABOUT FORWARD-LOOKING STATEMENTS

  Any statement contained in this report which is not a historical fact, or which might otherwise be considered an opinion or projection concerning the Company or its business, whether express or implied, is meant as and should be considered a forward-looking statement as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions and opinions concerning a variety of known and unknown risks, including but not necessarily limited to changes in market conditions, natural disasters and other catastrophic events, increased competition, changes in availability and cost of reinsurance, changes in governmental regulations, and general economic conditions, as well as other risks and uncertainties more completely described in the Company's filings with the Securities and Exchange Commission, including this Annual Report on Form 10-K. If any of these assumptions or opinions prove incorrect, any forward-looking statements made on the basis of such assumptions or opinions may also prove materially incorrect in one or more respects and may cause actual future results to differ materially from those contemplated, projected, estimated or budgeted in such forward-looking statements.

                                           CONSOLIDATED BALANCE SHEETS
                                                                                                  December 31,
                                                                                       -------------------------------
                                                                                            1998             1997
                                                                                       -------------------------------
ASSETS
Investments:
    Fixed Maturities held for investment, at amortized cost
      (market value $1,560,903 in 1998 and $2,154,921 in 1997)                         $    1,471,113   $    2,011,449
    Fixed Maturities available for sale, at market value
      (amortized cost $741,583,948 in 1998 and $699,018,965 in 1997)                      774,346,360      731,550,744
    Equity Securities available for sale, at market value (cost $40,833,150 in 1998
      and $55,893,931 in 1997)                                                            103,055,465      116,133,472
    Mortgage Loans on Real Estate                                                             404,432          566,783
    Investment Real Estate (net of accumulated depreciation
      of $1,587,634 in 1998 and $1,514,117 in 1997)                                         1,482,647        1,718,175
    Policy Loans                                                                           38,645,185       34,900,547
    Other Long-term Investments                                                           110,022,016      115,727,331
    Short-term Investments                                                                 54,637,029       25,051,026
                                                                                       -------------------------------
      Total Investments                                                                 1,084,064,247    1,027,659,527
Cash                                                                                        5,948,409        5,820,597
Accrued Investment Income                                                                  11,394,940       11,114,372
Accounts Receivable                                                                        23,378,825       11,472,193
Reinsurance Balances Receivable                                                             1,121,089        1,132,011
Due from Affiliates                                                                         1,677,667        2,505,157
Deferred Policy Acquisition Costs                                                         114,141,870      105,855,585
Other Assets                                                                                4,932,090        4,506,360
                                                                                       -------------------------------
      Total Assets                                                                     $1,246,659,137   $1,170,065,802
                                                                                       ===============================

LIABILITIES AND STOCKHOLDERS' EQUITY
Policy Liabilities and Accruals                                                        $  548,428,408   $  498,387,318
Unearned Premiums                                                                         105,464,480       97,669,270
Dividends to Policyholders                                                                  9,337,982        9,024,751
Premium Deposit and Retirement Deposit Funds                                                6,217,463        6,488,037
Deferred Income Taxes                                                                      41,788,715       38,812,842
Other Liabilities                                                                          44,677,579       35,120,449
Due to Affiliates                                                                             318,113
Commercial Paper                                                                           57,259,518       89,521,729
Notes Payable                                                                                 106,765        1,978,024
Notes Payable to Affiliates                                                                 9,438,129       10,132,188
                                                                                       -------------------------------
      Total Liabilities                                                                   823,037,152      787,134,608
                                                                                       -------------------------------

Commitments and Contingencies (Notes 1, 3, 9 and 12)

Stockholders' Equity:
  Preferred Stock, $1 par value
    Shares Authorized: 1,000,000
    Issued: None
  Common Stock, $1 par value
    Shares Authorized: 110,000,000
    Issued: 41,891,512
    Outstanding: 1998 - 40,879,911; 1997 - 40,789,712                                      41,891,512       41,891,512
  Capital in Excess of Par Value                                                           22,355,934       21,301,198
  Accumulated Other Comprehensive Income                                                   57,577,202       56,929,966
  Retained Earnings                                                                       306,268,833      267,420,813
  Treasury Stock: at Cost (shares, 1998 - 1,011,601; 1997 - 1,101,800)                     (4,471,496)      (4,612,295)
                                                                                       -------------------------------
      Total Stockholders' Equity                                                          423,621,985      382,931,194
                                                                                       -------------------------------
      Total Liabilities and Stockholders' Equity                                       $1,246,659,137   $1,170,065,802
                                                                                       ===============================

The accompanying notes are an integral part of these financial statements.


                                CONSOLIDATED STATEMENTS OF INCOME

                                                            For the Years Ended December 31,
                                                       ----------------------------------------
                                                           1998          1997         1996
                                                       ----------------------------------------
Revenues
  Premiums - Property and Casualty Insurance           $345,739,616  $330,305,948  $298,938,818
  Premiums and Policy Charges - Life Insurance           46,098,666    40,659,098    38,247,600
  Net Investment Income                                  62,511,658    57,528,669    54,194,334
  Realized Investment Gains                               4,397,533     3,356,231     2,807,588
  Other Income                                            2,238,096     2,159,683     2,147,688
                                                       ----------------------------------------
      Total Revenues                                    460,985,569   434,009,629   396,336,028
                                                       ----------------------------------------

Benefits and Expenses
  Benefits & Settlement Expenses                        277,900,636   266,077,956   267,311,326
  Dividends to Policyholders                              3,236,089     3,165,092     3,055,700
  Amortization of Deferred Policy Acquisition Costs      57,821,043    55,997,727    51,111,851
  Other Operating Expenses                               38,762,883    31,969,232    29,003,291
                                                       ----------------------------------------
      Total Expenses                                    377,720,651   357,210,007   350,482,168
                                                       ----------------------------------------

Income Before Provision for Income Taxes                 83,264,918    76,799,622    45,853,860
Provision for Income Taxes                               26,549,227    24,005,989    13,664,645
                                                       ----------------------------------------
      Net Income                                       $ 56,715,691  $ 52,793,633  $ 32,189,215
                                                       ========================================

      Net Income Per Share  - Basic                           $1.39         $1.29         $0.79
                                                       ========================================

      Net Income Per Share - Diluted                          $1.38         $1.29         $0.79
                                                       ========================================

Weighted Average Shares Outstanding - Basic              40,834,232    40,787,047    40,786,561
                                                       ========================================

Weighted Average Shares Outstanding - Diluted            41,148,258    40,930,894    40,843,458
                                                       ========================================

The accompanying notes are an integral part of these financial statements.

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                         For the Years Ended December 31,
                                                                      -------------------------------------
                                                                         1998         1997         1996
                                                                      -------------------------------------
Net Income                                                            $56,715,691  $52,793,633  $32,189,215

Other Comprehensive Income, net of tax:
  Unrealized Investment Gains on Securities Available for Sale          3,505,632   25,184,769      130,816
  Less:  Reclassification Adjustment for Realized Investment Gains      2,858,396    2,181,550    1,824,932
                                                                      -------------------------------------

    Total Other Comprehensive Income (Loss)                               647,236   23,003,219   (1,694,116)
                                                                      -------------------------------------

        Total Comprehensive Income                                    $57,362,927  $75,796,852  $30,495,099
                                                                      =====================================

The accompanying notes are an integral part of these financial statements.


                                          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                          Accumulated
                                                            Capital in      Other
                                                 Common      Excess of   Comprehensive     Retained      Treasury
                                                 Stock       Par Value   Income (Loss)     Earnings        Stock         Total
                                              ------------------------------------------------------------------------------------
Balance, December 31, 1995                    $41,891,512   $ 21,276,023   $35,620,863   $214,453,116   ($4,631,770)  $308,609,744

Comprehensive Income
    Net Income                                                                             32,189,215                   32,189,215
    Other Comprehensive Income, net of tax
      Change in Net Unrealized Investment Gains(Losses)                     (1,694,116)                                 (1,694,116)

Dividends to Stockholders
($.3875 per share)                                                                        (15,802,434)                 (15,802,434)

Exercise of Stock Options                                          5,300                                      4,100          9,400
                                              ------------------------------------------------------------------------------------
Balance, December 31, 1996                     41,891,512     21,281,323    33,926,747    230,839,897    (4,627,670)   323,311,809

Comprehensive Income
    Net Income                                                                             52,793,633                   52,793,633
    Other Comprehensive Income, net of tax
      Change in Net Unrealized Investment Gains(Losses)                     23,003,219                                  23,003,219

Dividends to Stockholders
($.3975 per share)                                                                        (16,212,717)                 (16,212,717)

Exercise of Stock Options                                         19,875                                     15,375         35,250
                                              ------------------------------------------------------------------------------------
Balance, December 31, 1997                     41,891,512     21,301,198    56,929,966    267,420,813    (4,612,295)   382,931,194

Comprehensive Income
    Net Income                                                                             56,715,691                   56,715,691
    Other Comprehensive Income, net of tax
      Change in Net Unrealized Investment Gains(Losses)                        647,236                                     647,236

Dividends to Stockholders
($.4375 per share)                                                                        (17,867,671)                 (17,867,671)

Purchase of Treasury Stock
    (22,000 shares)                                                                                        (419,471)      (419,471)

Exercise of Stock Options                                      1,054,736                                    560,270      1,615,006
                                              ------------------------------------------------------------------------------------
Balance, December 31, 1998                    $41,891,512   $ 22,355,934   $57,577,202   $306,268,833   ($4,471,496)  $423,621,985
                                              ====================================================================================

The accompanying notes are an integral part of these financial statements.

                                       CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 For the Years Ended December 31,
                                                                           ---------------------------------------------
                                                                               1998            1997            1996
                                                                           ---------------------------------------------
Cash Flows from Operating Activities:
  Net Income                                                               $  56,715,691   $  52,793,633   $ 32,189,215
 Adjustments to Reconcile Net Income to Net Cash
   Provided by Operating Activities:
     Policy Acquisition Costs Deferred                                       (66,613,244)    (63,576,796)   (59,234,604)
     Amortization of Deferred Policy Acquisition Costs                        57,821,043      55,997,727     51,111,851
     Depreciation and Amortization                                             2,973,249       4,488,679      4,447,490
     Provision for Deferred Taxes                                              3,555,828       1,411,344      1,859,058
     Interest on Policyholders' Funds                                         16,127,589      14,127,507     12,273,381
     Net Realized Investment Gains                                            (4,397,533)     (3,356,231)    (2,807,588)
     Other                                                                     1,981,149       2,306,276      2,460,366
     Changes in Operating Assets and Liabilities:
       (Increase) in Accrued Investment Income                                  (280,568)     (1,082,097)      (691,295)
       Decrease (Increase) in Accounts Receivable                                 12,929      (1,616,291)     4,077,468
       Decrease in Reinsurance Balances Receivable                                10,922         557,643      3,745,010
       Decrease (Increase) in Amounts Due from Affiliates                        827,490         204,335     (1,302,763)
       Increase (Decrease) in Amounts Due to Affiliates                          318,113                     (6,135,599)
       (Increase) Decrease in Other Assets                                      (425,730)        357,942       (102,851)
       Increase in Liability for Policy Reserves                              10,869,716      17,694,934     14,161,376
       Increase in Liability for Unearned Premiums                             7,795,210       4,723,904      7,639,172
       Increase (Decrease) in Amounts Held for Others                             42,657        (401,572)      (810,343)
       Increase in Other Liabilities                                           8,556,929       4,075,892      2,394,885
                                                                           --------------------------------------------
       Net Cash Provided by Operating Activities                              95,891,440      88,706,829     65,274,229
                                                                           --------------------------------------------

Cash Flows from Investing Activities:
  Maturities and Redemptions of Fixed Maturities Held for
   Investment                                                                    536,451         810,279        912,250
  Maturities and Redemptions of Fixed Maturities Available for
   Sale                                                                       78,974,370      46,658,709     37,623,173
  Maturities and Redemptions of Other Investments                            129,559,926     105,534,625     86,205,777
  Sales of Fixed Maturities Available for Sale                                59,787,112      26,157,682     85,651,625
  Sales of Other Investments                                                  71,659,811      47,218,250     54,618,422
  Purchase of Fixed Maturities Available for Sale                           (179,855,611)   (193,675,998)  (175,124,345)
  Purchase of Other Investments                                             (185,735,095)   (154,426,039)  (135,251,325)
  Net (Increase) Decrease in Short-term Investments                          (18,433,677)     15,050,033    (12,482,017)
  Net (Increase) Decrease in Receivable/Payable on Securities                (22,071,686)     (2,180,776)     7,304,553
                                                                           --------------------------------------------
    Net Cash (Used in) Investing Activities                                  (65,578,399)   (108,853,235)   (50,541,887)
                                                                           --------------------------------------------

Cash Flows from Financing Activities:
  (Decrease) Increase  in Commercial Paper                                   (32,262,211)     15,940,766     (8,368,653)
  (Decrease) in Notes Payable                                                 (1,871,259)       (231,934)      (113,404)
  (Decrease) in Notes Payable to Affiliates                                     (694,059)       (696,438)       (88,336)
  Stockholder Dividends Paid                                                 (17,867,671)    (16,212,717)   (15,802,434)
  Purchase of Treasury Stock                                                    (419,471)
  Proceeds from Exercise of Stock Options                                      1,299,329          35,250          9,400
  Deposits of Policyholders' Funds                                            58,049,561      55,798,414     40,369,961
  Withdrawal of Policyholders' Funds                                         (36,419,448)    (33,090,461)   (27,641,038)
                                                                           --------------------------------------------
    Net Cash (Used in) Provided by Financing Activities                      (30,185,229)     21,542,880    (11,634,504)
                                                                           --------------------------------------------
Net Increase in Cash                                                             127,812       1,396,474      3,097,838
Cash - Beginning of Period                                                     5,820,597       4,424,123      1,326,285
                                                                           --------------------------------------------
Cash - End of Period                                                       $   5,948,409   $   5,820,597  $   4,424,123
                                                                           ============================================
Supplemental Disclosures of Cash Flow Information:
Cash Paid During the Year for:
  Interest                                                                 $   4,539,523   $   4,978,901  $   4,976,921
  Income Taxes                                                             $  22,397,000   $  24,642,566  $  10,536,000

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

Nature of Operations

  Alfa Corporation operates predominantly in the insurance industry. Its insurance subsidiaries write life insurance in Alabama, Georgia and Mississippi and property and casualty insurance in Georgia and Mississippi. The Company's noninsurance subsidiaries are engaged in consumer financing, leasing, real estate investments, residential and commercial construction, and real estate sales. As more fully discussed in Note 2, its property and casualty insurance business is pooled with that of the Alfa Mutual Insurance Companies which write property and casualty business in Alabama. The Company's business is concentrated geographically in Alabama, Georgia and Mississippi. Approximately $354 million of premiums and policy charges representing 90% of such amounts in 1998 were from policies written in Alabama. Accordingly, unusually severe storms or other disasters in this state might have a more significant effect on the Company than on a more geographically diversified insurance company and could have an adverse impact on the Company's financial condition and operating
results.   Increasing public interest in the availability and affordability of insurance has prompted legislative, regulatory and judicial activity in several states. This includes efforts to contain insurance prices, restrict underwriting practices and risk classifications, mandate rate reductions and refunds, eliminate or reduce exemptions from antitrust laws and generally expand regulation. Because of Alabama's low automobile rates as compared to rates in most other states, the Company does not expect the type of punitive legislation and initiatives found in some states to be a factor in its primary market in the immediate future.

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

Policy Acquisition Costs

  Commissions and other costs of acquiring insurance that vary with and are primarily related to the production of new and renewal business have been deferred. Traditional life insurance acquisition costs are being amortized over the premium- payment period of the related policies using assumptions consistent with those used in computing policy benefit reserves. Acquisition costs for universal life type policies are being amortized over the lives of the policies in relation to the present value of estimated gross profits which are determined based upon surrender charges and investment, mortality, and expense margins. Acquisition costs for property and casualty insurance are amortized over the period in which the related premiums are earned. Investment income is considered, if necessary, in the determination of the recoverability of deferred policy acquisition costs.

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

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Note 1. continued)

Furthermore, deferred acquisition costs are adjusted to reflect the effect that would have been recognized had the unrealized holding gains and losses been realized. This adjustment to deferred acquisition costs results in a corresponding adjustment to stockholders' equity. Investment income on mortgage-backed securities includes amortization and accretion of premiums and discounts using a method that approximates a level yield, taking into consideration assumed prepayment patterns.

  Equity securities (common and non-redeemable preferred stocks) are carried at market value, real estate is carried at cost less accumulated depreciation and mortgage loans and policy loans are carried at unpaid principal balances. Long term investments include installment loans, carried at unpaid principal balance, leased assets, carried at cost less accumulated depreciation and partnerships, accounted for on the equity method.

  Declines in market values of fixed maturities and equity securities deemed to be other than temporary are recognized in the determination of net income. Realized gains and losses on sales of investments are recognized in net income using the specific identification method. Depreciation on real estate is calculated using the straight-line method over the estimated useful lives of the assets.

  The Company has a put option and a covered call option writing program. Premiums received from options written are carried at market value as a liability with net unrealized gains or losses reflected as accumulated other comprehensive income within stockholders' equity. Realized gains and losses on call options written are recognized in net income upon settlement of the option contract. The put option contract premium, if exercised, lowers the purchase price of the stock, however, if the contract is not exercised a realized gain is recognized in net income upon expiration. The option program is used only in certain circumstances to hedge against volatility in equity securities. The Company had $1,067,313 in options outstanding at December 31, 1998.

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

Earnings Per Share

  Basic EPS is computed by dividing net income by the weighted average number of shares outstanding. Diluted EPS is computed similarly except that the shares outstanding is increased to give effect to all potentially dilutive shares that would have been outstanding if such shares had been issued. The weighted average diluted shares outstanding include potentially diluted shares which total 314,206 in 1998, 143,847 shares in 1997 and 56,897 shares in 1996, all of which are employee stock options outstanding during each period presented. (See Note 14.)

Cash

  Cash consists of demand deposits at banks. Short-term investments with maturities of three months or less are considered to be investments and are not considered to be cash or cash equivalents for the purposes of the statements of cash flows.

Other

  Certain reclassifications have been made to 1997 and 1996 amounts in order to conform to 1998 classifications and descriptions.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. POOLING AGREEMENT

  Effective August 1, 1987, the Company entered into a property and casualty insurance Pooling Agreement (the "Pooling Agreement") with Alfa Mutual Insurance Company (Mutual), and other members of the Mutual Group (See Note 3). The Mutual Group is a direct writer primarily of personal lines of property and casualty insurance in Alabama. The Company's subsidiaries similarly are direct writers in Georgia and Mississippi. Both the Mutual Group and the Company write preferred risk automobile, homeowner, farmowner and mobile home insurance, fire and allied lines, standard risk automobile and homeowner insurance, and a limited amount of commercial insurance, including church, and businessowner
insurance.   Under the terms of the Pooling Agreement, the Company cedes to
Mutual all of its property and casualty business. Substantially all of the Mutual Group's direct property and casualty business (together with the property and casualty business ceded by the Company) is included in the pool. Mutual currently retrocedes 65% of the pool to the Company and retains 35% within the Mutual Group. On October 1, 1996, the Pooling Agreement was amended in conjunction with the restructuring of the Alfa Insurance Group's catastrophe protection program. Effective November 1, 1996, the allocation of catastrophe costs among the members of the pool was changed to better reflect the economics of catastrophe finance. The amendment limits Alfa Corporation's participation in any single catastrophic event or series of storms to its pool share (65%) of $10 million unless the loss exceeds $249 million on a 100% basis in which case the Company's share in the loss would be based upon its amount of surplus relative to the other members of the group. Currently, the Company's share of losses exceeding $249 million would be 13%. The change allows the catastrophe reinsurance buying decision to be made on a group basis which benefits each member of the group and reduces the Company's earnings volatility. Alfa Group pooled catastrophe losses for 1998 totaled $45 million. The Company's share of such losses totaled $6.5 million. No catastrophe losses were incurred in 1997. Group wide catastrophe losses in 1996 were $27 million, and the Company's share was $11.4 million. The Company's participation in the Pooling Agreement may be changed or terminated without the consent or approval of the Company's shareholders, and the Pooling Agreement may be terminated by any party thereto upon 90 days notice.

  As a result of the Pooling Agreement, the Company had a payable of $318,113 and a receivable of $1,255,157 from the Mutual Group at December 31, 1998 and December 31, 1997, respectively, for cash transactions originating in December and settled the following month. Approximately 83.5% of the Company's property and casualty premium income and 73.7% of its total premium income for 1998 was derived from the Company's participation in the Pooling Agreement.

3. RELATED PARTY TRANSACTIONS

  Mutual owns 39.61% and Alfa Mutual Fire (Fire) owns 11.05% of the Company's common stock. The Board of Directors of the Company consists of eleven members, six of whom serve as Directors of Mutual, Fire and Alfa Mutual General (General) (collectively, the Mutual Group) and two of whom at December 31, 1998 were executive officers of the Company. Two of the Company's directors and most of the Company's executive officers, including the Company's President, also hold the same positions with Mutual, Fire and General. The Company paid stockholder dividends to Mutual and Fire totaling $9,058,798 in 1998, $8,234,938 in 1997 and $8,027,769 in 1996.

  In 1998 the Company repurchased 11,000 shares of its common stock at a cost of $209,917 from Mutual under its stock repurchase program. (See Note 10.)

  The Mutual Group and the Company's insurance subsidiaries are considered an insurance company holding system with Mutual being the controlling party under the Alabama Insurance Holding Company Systems Regulatory Act and their activities and transactions are subject to reporting, examination and regulation thereunder.

  Under a Management and Operating Agreement, Mutual provides substantially all facilities, management and other operational services to the Company and its subsidiaries and to other companies associated with Mutual. Most of the personnel providing management services to the Company are full-time employees of, and are directly compensated by Mutual. The Company's business is substantially integrated with that of Mutual, Fire and General. Mutual periodically conducts time usage and other special expense allocation studies. Mutual charges the Company for both its allocated and direct salaries, employee benefits and other expenses, including those for the use of office facilities. The amounts paid by the Company to Mutual under the Management and Operating Agreement were approximately $32.1 million in 1998, $27.7 million in 1997 and $27.1 million in 1996. In Alabama, the Company's life insurance agents are career employees of Mutual. The Company reimburses Mutual for the full amount of all its agents' commissions paid by Mutual for the sale of the Company's insurance products.

  Until January 31, 1997, Mutual's employees were covered by a group life insurance plan provided by Life. Group life insurance premium paid to Life was approximately $1.7 million in 1996. On February 1, 1997, Mutual began covering its employees with a Corporate Owned Life Insurance (COLI) plan utilizing Life's universal life product. Premiums paid to Life totaled approximately $13.9 million in 1998 and $13.2 million in 1997. Policy charges recorded from such premiums totaled approximately $2.1 million in 1998 and $1.9 million in 1997. Policy reserves and insurance in force on the COLI plan at December 31, 1998 were approximately $24.2 million and $344.3 million, respectively. In 1997, Life refunded the remaining experience reserve on the group plan of approximately $2.1 million to Mutual. Certain of Mutual's employees and those of the affiliated Alabama Farmers Federation not covered by the COLI plan are covered by group life insurance provided by Life. Group life insurance premiums paid to Life totaled $364,125 in 1998 and $345,434 in 1997. Policy reserves and insurance in force on this plan at December 31, 1998 were approximately $57,000 and $37.7 million, respectively.

  Certain of the Company's subsidiaries purchase property insurance and general liability insurance protection from Mutual and Fire. The annual premium paid for such policies totaled approximately $71,000 in 1998, $62,000 in 1997 and $62,000 in 1996.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Note 3. continued)

  The Company's consumer finance and leasing subsidiary (Financial) leases equipment, automobiles, furniture and other property to the Mutual Group. The Mutual Group paid $1,799,823 in 1998, $2,010,969 in 1997 and $2,138,167 in 1996
under these leases. The Mutual Group invests in automobile and other installment loans issued and serviced by Financial. The amount invested by the Mutual Group in such loans was $438,129 and $932,188 at December 31, 1998 and 1997 respectively. Interest paid by Financial to the Mutual Group was $44,365 in 1998, $109,576 in 1997 and $206,117 in 1996. The Mutual Group's sponsoring organization, the Alabama Farmers Federation (Federation), and Alfa Services, Inc., a Federation subsidiary, invest in short-term lines of credit with the Company and Financial. The balance outstanding on these lines of credit included in notes payable to affiliates was $9,000,000 and $9,200,000 at
December 31, 1998 and 1997, respectively.   Interest paid by the Company and
Financial to the Federation and its subsidiary was $516,610 in 1998, $489,125 in 1997 and $521,938 in 1996. The Mutual Group is a partner in a real estate partnership, which in 1996 established a revolving line of credit with Financial of $1.0 million at a rate of interest equal to the Company's commercial paper rate plus 1.0%. At December 31, 1998 and 1997, the amount loaned to the partnership under the line of credit was $345,000 and $425,000, respectively. Interest paid to Financial was $27,560 in 1998 and $27,853 in 1997. Interest accrued in 1996 by Financial from such loan was $1,919, which was paid in January 1997. In 1997, Mutual established a revolving line of credit with Financial of $20 million at a rate of interest equal to the one month London Interbank Offered Rate (LIBOR) plus .75%. In February 1998 Mutual repaid the $20 million loan balance that was outstanding as of December 31, 1997. Interest paid in 1998 to Financial was $237,984. Interest accrued in 1997 by Financial from such loan was $47,860.

  The Company's real estate construction subsidiary (Builders) contracts with the Mutual Group for the construction of certain commercial facilities. The Mutual Group paid $934,687 in 1998, $1,943,560 in 1997 and $5,273,906 in 1996 to
Builders under such contracts. The Company's commercial real estate sales subsidiary (Realty) receives commissions for sales and leasing of certain of the Mutual Group's commercial facilities. The Mutual Group paid $128,878 in 1998, $185,029 in 1997 and $98,780 in 1996 for such sales services.

  The Company periodically has investment transactions with the Mutual Group. In 1997, the Company purchased securities totaling $7,796,291 from the Mutual Group at market value. In 1996, the Company sold a security totaling $919,375 to the Mutual Group at market value, for a loss of $30,718. No such transactions occurred in 1998. The Company has also entered into an investment partnership with the Mutual Group. The amount invested in the partnership was $15.4 million and $9 million at December 31, 1998 and 1997, respectively. The Company had committed to fund up to $8.2 million additional investment in the partnership at December 31, 1998. The Company's life subsidiary is the general partner in two investment partnerships with a Charitable Remainder Unit Trust created by Mutual. The amount invested in the partnerships was $660,482 and $638,059 at December 31, 1998 and 1997, respectively.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. INVESTMENTS

Net investment income is summarized as follows:

                                                       1998          1997          1996
                                                    --------------------------------------
Fixed maturities:
   Held for investment                             $   158,978   $   223,979   $   317,070
   Available for sale                               53,200,860    48,732,496    43,886,976
                                                   ---------------------------------------
      Total fixed maturities                        53,359,838    48,956,475    44,204,046
Equity securities                                    2,053,964     2,393,257     2,849,287
Mortgage loans on real estate                           41,061        62,814        79,693
Investment real estate                                 306,690       401,937       429,386
Policy loans                                         2,690,979     2,594,516     2,246,242
Other long-term investments                         13,206,934    13,073,001    15,044,988
Short-term investments                               1,971,630     1,501,606     1,388,853
                                                   ---------------------------------------
Total investment income                             73,631,096    68,983,606    66,242,495
Investment expenses, including interest expense     11,119,438    11,454,937    12,048,161
                                                   ---------------------------------------
Net investment income                              $62,511,658   $57,528,669   $54,194,334
                                                   =======================================

Net realized investment gains (losses) are summarized as follows:

                                                      1998           1997           1996
                                                  -----------------------------------------
Fixed maturities:
   Held for investment                            $   (5,247)     $      418    $     2,190
   Available for sale                               (305,896)        935,666     (4,132,690)
                                                  -----------------------------------------
     Total fixed maturities                         (311,143)        936,084     (4,130,500)
Equity securities                                  3,195,243       1,294,462      6,388,549
Other investments                                  1,513,433       1,125,685        549,539
                                                  -----------------------------------------
Net realized investment gains                     $4,397,533      $3,356,231    $ 2,807,588
                                                  =========================================

Changes in net unrealized investment gains and losses on fixed maturities and equity securities are as follows:

                                                              Increase (Decrease)
                                                --------------------------------------------
                                                   1998            1997            1996
                                                --------------------------------------------
Fixed maturities:
   Held for investment                          $ (53,682)     $   (37,252)     $   (88,525)
                                                ===========================================
   Available for sale, net of tax               $(178,934)     $ 7,961,902      $(7,738,814)
                                                ===========================================
Equity securities, net of tax                   $ 826,170      $15,041,317      $ 6,044,698
                                                ===========================================

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


  Unrealized investment gains and losses are based on market values which were determined using nationally recognized pricing services, broker/dealers securities firms and market makers.

  At December 31, 1998 and 1997, gross unrealized gains for equity securities amounted to $64,367,603 and $61,415,534, respectively, while gross unrealized losses amounted to $2,607,950 and $1,140,159, respectively, and applicable deferred income taxes aggregated $21,425,412 and $20,767,304, respectively.

  The Company's fixed maturity portfolio is predominantly comprised of investment grade securities. At December 31, 1998, approximately $7.3 million in fixed maturities (1.0% of the total fixed maturity portfolio) are considered below investment grade. The Company considers bonds with a quality rating of BB+ and below, based on Standard & Poor's rating scale, to be below investment grade.

  The amortized cost and estimated market value of investments in fixed maturity securities are as follows:

                                                                        December 31, 1998
                                                    ------------------------------------------------------------
                                                                        GROSS            GROSS         ESTIMATED
                                                      AMORTIZED       UNREALIZED       UNREALIZED        MARKET
                                                        COST            GAINS            LOSSES          VALUE
                                                    ------------------------------------------------------------
Held for investment:
Mortgage-backed securities                          $  1,471,113    $    89,790               -     $  1,560,903
                                                    ============================================================
Available for sale:
U.S. Treasury securities & obligations of U.S.
  Government  corporations and agencies             $ 50,171,484    $ 6,186,501               -     $ 56,357,985
Obligations of states & political subdivisions       163,555,285      8,476,382     $  (240,829)     171,790,838
Corporate securities                                 232,999,121     14,549,263      (6,093,844)     241,454,540
Mortgage-backed securities                           291,358,058     10,412,497        (736,308)     301,034,247
Other debt securities                                  3,500,000        208,750               -        3,708,750
                                                    ------------------------------------------------------------
  Totals                                            $741,583,948    $39,833,393     $(7,070,981)    $774,346,360
                                                    ============================================================

                                                                        December 31, 1997
                                                    ------------------------------------------------------------
                                                                        GROSS            GROSS        ESTIMATED
                                                      AMORTIZED       UNREALIZED       UNREALIZED       MARKET
                                                        COST            GAINS            LOSSES         VALUE
                                                    ------------------------------------------------------------
Held for investment:
Mortgage-backed securities                          $  2,011,449    $   143,472              -      $  2,154,921
                                                    ============================================================
Available for sale:
U.S. Treasury securities & obligations
  of U.S. Government corporations and agencies      $ 67,833,619    $ 4,575,294     $   (21,094)    $ 72,387,819
Obligations of states & political subdivisions       141,088,695      6,878,248        (137,202)     147,829,741
Corporate securities                                 188,091,988     13,161,147      (1,827,187)     199,425,948
Mortgage-backed securities                           297,916,629     10,802,185      (1,077,816)     307,640,998
Other debt securities                                  4,088,034        194,470         (16,266)       4,266,238
                                                    ------------------------------------------------------------
  Totals                                            $699,018,965    $35,611,344     $(3,079,565)    $731,550,744
                                                    ============================================================

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  The amortized cost and estimated market value of fixed maturities available for sale at December 31, 1998 by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                               December 31, 1998
                                          --------------------------
                                             ESTIMATED
                                             AMORTIZED      MARKET
                                               COST         VALUE
                                          --------------------------
Available for sale:
Due in one year or less                   $ 17,470,584  $ 17,694,081
Due after one year through five years       66,013,000    70,082,622
Due after five years through ten years     136,934,985   147,314,671
Due after ten years                        229,807,321   238,220,739
                                          --------------------------
                                           450,225,890   473,312,113
Mortgage-backed securities                 291,358,058   301,034,247
                                          --------------------------
                                          $741,583,948  $774,346,360
                                          ==========================

  Proceeds from sales of fixed maturities available for sale were $59,787,112 in 1998, $26,157,682 in 1997 and $85,651,625 in 1996. Gross gains of $653,398 in
1998, $714,990 in 1997 and $572,686 in 1996 and gross losses of $167,174 in
1998, $61,526 in 1997 and $3,616,504 in 1996 were realized on those sales. In addition, the Company recorded a loss of approximately $3,120,000 in 1998, $927,000 in 1997 and $2,450,000 in 1996 for securities whose valuation was deemed to be an other than temporary decline. At December 31, 1998 the Company's mortgage-backed securities were comprised of CMO's and passthrough securities. The valuation of such securities is subject to significant fluctuations due to changes in interest rates. The Company has a history of positive cash flow and has the ability to hold such investments to maturity. Management performs periodic assessments of the portfolio to monitor interest rate fluctuations.

  As of December 31, 1998 and 1997, the Company's mortgage loan portfolio totaled approximately $404,000 and $567,000, respectively, and the collateral loan portfolio, included in "Other long-term investments", totaled $56.0 million and $56.2 million, respectively. These portfolios consisted of mortgage and consumer loans in the Company's primary market area of Alabama, Georgia and Mississippi. Management evaluates the creditworthiness of customers on a case-by-case basis and obtains collateral as deemed necessary based on this evaluation. At December 31, 1998, the Company had charged off loans totaling $562,173 and had an allowance of $584,178. The Company has estimated the market value of the collateral loan portfolio to be approximately $57.2 million and $57.4 million at December 31, 1998 and 1997, respectively. The estimated market value was determined by discounting the estimated future cash flows from the loan portfolio at 6.75% for 1998 and 7.25% for 1997, the current interest rates offered for similar loans, and after allowing for estimated loan losses. The Company had no impaired loans subject to individual valuation at or during the year ended December 31, 1998. The Company's policy loans earn interest at rates ranging from 5.0% to 8.0% at December 31, 1998. Because the policy loans have no stated maturity and are often repaid by reductions to benefits and surrenders, it is not practicable to determine the fair value of the policy loan portfolio.

  At December 31, 1998, the Company had $1,931,632 in investments on deposit with regulatory agencies in order to meet statutory requirements.

5.  FAIR VALUE OF FINANCIAL INSTRUMENTS

  Information about specific valuation techniques and related fair value detail is provided in Note 1 -- Summary of Significant Policies, Note 4 -- Investments and Note 8 -- Notes Payable. The cost and fair value of the financial instruments as of December 31 are summarized as follows:


                                                                                            December 31,
                                                                -------------------------------------------------------------
                                                                             1998                           1997
                                                                -------------------------------------------------------------
                                                                    Cost           Fair Value       Cost         Fair Value
                                                                -------------------------------------------------------------
Investments:
 Fixed maturities held for investment                           $  1,471,113     $  1,560,903   $  2,011,449     $  2,154,921
 Fixed maturities available for sale                            $741,583,948     $774,346,360   $699,018,965     $731,550,744
 Equity securities                                              $ 40,833,150     $103,055,465   $ 55,893,931     $116,133,472
 Short-term investments                                         $ 54,637,029     $ 54,637,029   $ 25,051,026     $ 25,051,026
 Mortgage and Collateral loans                                  $ 56,401,043     $ 57,596,928   $ 56,771,659     $ 57,927,394
Liabilities:
 Commercial paper                                               $ 57,259,518     $ 57,259,518   $ 89,521,729     $ 89,521,729
 Notes payable                                                  $  9,544,894     $  9,544,894   $ 12,110,212     $ 12,110,212

                                       23

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


6.  FUTURE POLICY BENEFITS, LOSSES AND LOSS EXPENSES

  The composition of the liability for future policy benefits, losses and loss adjustment expenses and the more significant assumptions used in its calculation are as follows:


                                                                                                  BASIS OF ASSUMPTION
                                                  LIABILITY                        -------------------------------------------------
                         INSURANCE      -----------------------------   YEARS      INTEREST   MORTALITY                 WITH-
                         IN FORCE          12/31/98        12/31/97    OF ISSUE    RATE       AND MORBIDITY             DRAWALS
                     ---------------------------------------------------------------------------------------------------------------
Ordinary             $ 4,893,967,153    $116,061,999     $110,509,770   1955        5%        1955-60 Basic Select      Company
life                                                                    to                    and Ultimate Mortality    experience
                                                                        1978                  Tables

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

                                                                        1994        6%        Modified 1965-70 Basic    Company
                                                                        to                    Select and Ultimate       experience
                                                                        1998                  Mortality Tables

Interest               2,005,157,621    159,815,209      145,702,965    1984        6.25% to  Modified 1965-70 Basic    Company
sensitive                                                               to          6.5%*     Select and Ultimate       experience
life                                                                    1998                  Mortality Tables

Universal              4,056,221,952    118,870,406       94,840,006    1987        5.5% to   Modified 1965-70 Basic    Company
life                                                                    to          6.5%*     Select and Ultimate       experience
                                                                        1998                  Mortality Tables

Annuities w/o                            12,271,943       12,376,502    1974        5.25% to  --                        --
life contingencies                                                      to          6%*
                                                                        1998

Group credit               6,990,205        212,555          262,993    1992        3.0%      1958 CET                  --
life                                                                    to
                                                                        1998

Group life                37,711,907         56,806           55,689    1998        4.5%      1960CSG                   --
                     -----------------------------------------------
                     $11,000,048,838   $407,288,918     $363,747,925
                     ===============

Accident &                                  296,480         310,144                 5%        1972 intercompany         200% N&W III
health                                                                                        reports

Losses and loss                         140,843,010     134,329,249
 adjustment expenses                   ----------------------------
                                       $548,428,408    $498,387,318
                                       ============================

  *Rates are adjustable annually on policyholders' anniversary dates.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


  Participating policies represent approximately 3% of the ordinary life insurance in force and 5% of life insurance premium income. The amount of dividends paid to policyholders is fixed by the Board of Directors and allocated to participating policyholders. Activity in the liability for unpaid losses and loss adjustment expenses, prepared in accordance with generally accepted accounting principles, is summarized as follows:


                                                    1998                        1997                      1996
                                      -----------------------------------------------------------------------------------
                                       Property and                  Property and                 Property and
                                         Casualty         Life         Casualty        Life         Casualty        Life
                                      ------------------------------------------------------------------------------------
Balance at January 1,                 $132,086,208    $ 2,243,041   $117,672,492   $ 3,095,914   $108,303,253   $2,065,462
   Less Reinsurance recoverables
        on unpaid losses                  (960,376)      (123,474)      (745,156)     (801,496)    (2,293,048)    (717,018)
                                      ------------------------------------------------------------------------------------
Net balance at January 1,              131,125,832      2,119,567    116,927,336     2,294,418    106,010,205    1,348,444
                                      ------------------------------------------------------------------------------------
Incurred related to:
   Current year                        253,369,653     15,160,885    240,327,428    11,600,573    241,879,860    8,717,628
   Prior years                         (18,725,403)       (17,517)    (8,928,409)      ( 7,995)    (4,702,409)     151,950
                                      ------------------------------------------------------------------------------------
     Total incurred                    234,644,250     15,143,368    231,399,019    11,592,578    237,177,451    8,869,578
                                      ------------------------------------------------------------------------------------
Paid related to:
   Current year                        175,544,000     14,010,044    164,640,000    10,605,018    172,087,000    7,363,636
   Prior years                          52,955,344        793,382     52,560,523     1,162,411     54,173,320      559,968
                                      ------------------------------------------------------------------------------------
     Total paid                        228,499,344     14,803,426    217,200,523    11,767,429    226,260,320    7,923,604
                                      ------------------------------------------------------------------------------------

Net balance at December 31,            137,270,738      2,459,509    131,125,832     2,119,567    116,927,336    2,294,418
     Plus reinsurance recoverables
        on unpaid losses                   759,568        353,195        960,376       123,474        745,156      801,496
                                      ------------------------------------------------------------------------------------
Balance at December 31,               $138,030,306    $ 2,812,704   $132,086,208   $ 2,243,041   $117,672,492   $3,095,914
                                      ====================================================================================

  The liability for estimated unpaid losses and loss adjustment expenses is based on a detail evaluation of reported losses and of estimates of incurred but not reported losses. Adjustments to the liability based on subsequent developments are included in current operations. Because the Company is primarily an insurer of private passenger motor vehicles and of single family homes, it has limited exposure for environmental, product and general liability claims. The Company does not believe that any such claims will have a material impact on the Company's liquidity, results of operations, cash flows or financial condition.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. INCOME TAXES

  Below is a comparative analysis of the provisions for income tax appearing in the statements of income:

                                                 1998         1997        1996
                                             -------------------------------------
Current                                      $23,309,076  $22,594,645  $11,805,587
Deferred                                       3,240,151    1,411,344    1,859,058
                                             -------------------------------------
    Total                                    $26,549,227  $24,005,989  $13,664,645
                                             =====================================

  Reconciliations of the differences between income taxes computed at Federal statutory tax rates and provisions for income taxes are as follows:

                                                 1998         1997        1996
                                             -------------------------------------
Income taxes computed
 at Federal statutory tax rate               $29,142,721  $26,879,868  $16,048,851
Dividends received deduction
 and tax exempt interest                      (2,663,414)  (2,011,505)  (2,237,859)
Other, net                                        69,920     (862,374)    (146,347)
                                             -------------------------------------
    Total                                    $26,549,227  $24,005,989  $13,664,645
                                             =====================================

  Income taxes are recorded in the Statements of Income and also directly in certain stockholders' equity accounts. Income tax expense (benefit) for the years ended December 31 was recorded in the financial statements as follows:

                                                 1998         1997         1996
                                             -------------------------------------
Statement of Income                          $ 26,549,227 $ 24,005,989  $13,664,645
                                             --------------------------------------
Statements of Comprehensive Income:
   Unrealized holding gains (losses)
   arising during the year                        348,512   12,386,349     (912,216)
                                             --------------------------------------
Statements of Stockholders' Equity
   Capital in excess of par value:
      Exercise of stock options                  (315,677)         --           --
                                             --------------------------------------
      Total income taxes                     $ 26,582,062 $ 36,392,338  $12,752,429
                                             ======================================

The net deferred tax liabilities consist of the following:

                                                  1998        1997
                                             -------------------------
Deferred Tax Assets:
   Reserve computational method
    differences                              $ 19,613,782 $ 20,282,436
   Unearned premium reserve                     7,382,514    6,836,849
   Other                                        2,638,791    2,945,886
                                             -------------------------
   Total deferred tax asset                  $ 29,635,087 $ 30,065,171
                                             =========================

Deferred Tax Liabilities:
   Unrealized gains                         $ 32,246,758  $ 32,447,809
   Deferred acquisition costs                 37,413,238    34,949,539
   Other                                       1,763,806     1,480,665
                                            --------------------------
   Total deferred tax liability             $ 71,423,802  $ 68,878,013
                                            --------------------------
Net deferred tax liability                  $(41,788,715) $(38,812,842)
                                            ==========================

  The Company did not establish a valuation allowance related to the deferred tax assets due to the existence of sufficient taxable income related to future reversals of existing taxable temporary differences.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. NOTES PAYABLE AND COMMERCIAL PAPER

  Short term debt at December 31, 1998 was $66.8 million. Of this amount, the Company had approximately $57.3 million in commercial paper at a rate of 5.95% with maturities ranging from January 4, 1999 to January 5, 1999. The Company intends to continue to use the commercial paper program to fund its short term needs, however, backup lines of credit are in place up to $80 million. The backup lines agreements contain usual and customary covenants requiring the Company to meet certain operating levels. The Company has maintained full compliance with all such covenants. The commercial paper is guaranteed by Alfa Mutual Insurance Company, an affiliate. In addition, the Company had $9.4 million in short-term debt outstanding to affiliates with interest equal to commercial paper rates payable monthly and $106,765 outstanding in other short-term debt at a rate of 7.0%. Due to the short term nature of the Company's borrowings, their fair values approximate their carrying values.

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

  Year 2000 is a critical data management issue which could have substantial consequences for companies worldwide because of the use of only two digits in the date field that may cause many computer applications to fail completely or create erroneous results by the year 2000 unless corrective measures are taken. Over the past five years, the Company has devoted a significant amount of time and resources to the issue of year 2000 as it relates to the Company's operating systems and information technology applications as well as its non-operations applications. The Company has identified its mission critical systems and many other year 2000 issues. At December 31, 1998, the Company believes it has substantially completed the identification and programming remediation steps required to make its mission critical systems and other systems year 2000 compliant. In addition, the Company estimates it is approximately 90% complete with actual application and scenario remediation and believes it will be 100% complete with all year 2000 remediation efforts during the second quarter of 1999. To date the Company has incurred total costs of $1.7 million related to year 2000 efforts, of which $900,000 was incurred during 1998. To the extent the year 2000 issues are not corrected timely and successfully, the Company's ability to process its business and pay its claims timely could be impacted. Such an event could have material adverse consequences on future financial conditions and results of operations. The Company has begun the process of developing a contingency plan should an adverse year 2000 issue occur. As part of the contingency plan, the Company expects to address its ability to conduct business in environments experiencing both limited and extensive adverse conditions resulting from the year 2000 issue. It expects to have such a plan in place by the end of the third quarter of 1999.

  Certain legal proceedings involving policyholders and agents are in process at December 31, 1998. Costs for these and similar legal proceedings including accruals for outstanding cases were $5.2 million in 1998, $3.6 million in 1997 and $2.7 million in 1996. These proceedings involve alleged breaches of contract, torts, including bad faith and fraud claims based on alleged wrongful or fraudulent acts of agents and miscellaneous other causes of action. Many of these lawsuits involve claims for punitive damages. The likelihood or extent of a punitive damage award in any one of these cases is not possible to predict. Approximately 80 legal proceedings against Alfa Life Insurance Corporation involving policyholders and agents are in process at December 31, 1998. Of the 80 proceedings, 50 were filed in 1998, 13 were filed 1997, 12 were filed in 1996, and 5 were filed in 1995. Of the 50 legal proceedings filed in 1998, two plaintiff law firms accounted for 47 of the filings. Currently, three of the proceedings against Alfa Life Insurance Corporation have gone to trial. In two of the proceedings, the jury awarded the plaintiffs compensatory and punitive damages against Alfa Life Insurance Corporation. The first jury verdict has been appealed and the second verdict will be appealed to the Alabama Supreme Court. In the third proceeding, the jury returned a verdict for Alfa Life Insurance Corporation. Based upon information presently available, applicable law and defenses available to the Company, management does not consider material losses which might arise from a particular lawsuit beyond amounts accrued in the financial statements to be probable of occurrence . Management's opinion is based upon the Company's experience in dealing with such claims and the historical results of such claims against the Company. However, it should be noted that in Alabama, where the Company has substantial business, the frequency and severity of large punitive damage awards by juries, bearing little or no relation to actual damages, continues to exist, creating the potential for unpredictable material adverse judgements in any given suit.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.  STOCKHOLDERS' EQUITY

  In October 1989, the Company's Board of Directors approved a stock repurchase program authorizing the repurchase of up to 2,000,000 shares of its outstanding common stock in the open market or in negotiated transactions in such quantities and at such times and prices as management may decide. At December 31, 1998, the Company had repurchased a total of 1,119,600 shares at a cost of $5,050,241 and due to the exercise of stock options had reissued 115,999 shares at a cost of $579,745 under this program, which decreased the total number of shares outstanding to 40,879,911 shares.

  The amounts of statutory stockholders' equity and net income for the Company's life and property casualty insurance subsidiaries are as follows:

                                             1998          1997          1996
                                         ----------------------------------------
Statutory net income:
   Life insurance subsidiary             $  5,932,027  $  7,650,641  $ 11,857,726
                                         ========================================

   Property and casualty subsidiaries    $ 40,275,880  $ 37,062,691  $ 11,534,172
                                         ========================================

Statutory stockholders' equity:
   Life insurance subsidiary             $129,364,457  $126,716,550  $110,983,883
                                         ========================================

   Property and casualty subsidiaries    $195,111,399  $171,727,913  $137,543,765
                                         ========================================

  Alfa Corporation is a holding company with no operations and, accordingly, any cash available for dividends or other distributions must be obtained by it from borrowings or in the form of distributions from its operating subsidiaries. Distributions to the Company from its insurance subsidiaries are subject to regulatory restrictions. Under applicable regulatory requirements the Company's insurance subsidiaries can distribute to the Company an aggregate of approximately $53.2 million without prior regulatory approval in 1999 based on December 31, 1998 financial condition and results of operations.

  At December 31, 1998 the life subsidiary's Adjusted Capital calculated in accordance with NAIC Risk-Based Capital guidelines was $149.1 million compared to the Authorized Control Level amount of $18.0 million and the property and casualty subsidiaries' Adjusted Capital was $195.1 million compared to the Authorized Control Level amount of $18.9 million. The Risk-Based Capital analysis serves as the benchmark for the regulation of insurance enterprises' solvency by state insurance regulators.

11. OPERATING LEASES

  The Company leases certain property and equipment to Mutual and its affiliates (Note 3) and to third parties under operating leases. Total rental income for the years ended December 31, 1998, 1997 and 1996 was approximately $2,371,000, $2,694,000 and $2,961,000, respectively. The cost and net book value of major classes of leased property at December 31, 1998 was:

                                                 NET BOOK
                                COST               VALUE
----------------------------------------------------------
Transportation equipment    $ 8,484,600        $ 6,001,162
Furniture and equipment      21,523,491          4,612,591
Buildings                     3,016,998          1,429,364
----------------------------------------------------------
   Total                    $33,025,089        $12,043,117
==========================================================

  At December 31, 1998, the aggregate minimum rental payments to be received under leases having initial or remaining lease terms in excess of one year are approximately $1,029,508 in 1999, $514,221 in 2000, $337,904 in 2001, $67,072 in
2002, $25,709 in 2003 and $113,548 thereafter.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. REINSURANCE

  Life reinsures portions of its risks with other insurers. While the amount retained on an individual life will vary depending upon age and mortality prospects of the risk, Life generally will not retain more than $350,000 individual life insurance on a single risk. Life has reinsured approximately $1,296,693,235 of its life insurance in force with other insurance companies and has taken reserve credits for approximately $3,834,275 on account of such reinsurance at December 31, 1998. Amounts paid or deemed to have been paid for Life's reinsurance contracts are recorded as reinsurance receivables. The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

  The Company's property and casualty insurance subsidiaries together with Mutual and its affiliates, participate in catastrophe and other reinsurance ceded arrangements to protect them from abnormal losses. The Company's subsidiaries and Mutual and its affiliates are also required to participate in certain assigned risk pools and associations by the states in which they operate.

  The following table summarizes the effects of reinsurance on premiums and losses for the three years ended December 31, 1998, 1997 and 1996:

                                                 Year Ended December 31,
                                      -------------------------------------------
                                           1998           1997           1996
                                      -------------------------------------------
Direct premiums earned                $106,777,901    $ 97,856,550   $ 89,273,157
Premiums ceded to nonaffiliates         (3,498,933)     (3,472,978)   (10,705,073)
Premiums ceded to pooling agreement    (57,270,806)    (53,789,256)   (47,904,965)
Premiums assumed from pooling
  agreement                            345,740,009     330,325,696    306,461,981
Premiums assumed from nonaffiliates         90,111          45,034         61,318
                                      -------------------------------------------
   Net premiums earned                $391,838,282    $370,965,046   $337,186,418
                                      ===========================================


Direct losses                         $ 60,651,925    $ 51,875,909   $ 46,804,925
Losses ceded to nonaffiliates           (3,585,157)     (1,693,990)    (4,355,459)
Losses ceded to pooling
 agreement                             (43,112,799)    (38,051,264)   (37,521,843)
Losses assumed from
 pooling agreement                     218,297,442     214,317,668    224,835,694
Losses assumed from
 nonaffiliates                             349,500          45,086         63,805
Loss adjustment expenses, net           17,186,707      16,498,188     16,219,907
                                      -------------------------------------------
   Net losses incurred                 249,787,618     242,991,597    246,047,029
                                      -------------------------------------------

Surrender, maturities, interest
  and other benefits and
  settlement expenses                   28,113,018      23,086,359     21,264,297
                                      -------------------------------------------
Total benefits and
 settlement expenses                  $277,900,636    $266,077,956   $267,311,326
                                      ===========================================

  Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; therefore allowances are established if amounts are determined to be uncollectible. The Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurance to minimize exposure to significant losses from reinsurer insolvencies. At December 31, 1998, the Company does not believe there to be a significant concentration of credit risk related to its reinsurance program.

13. SEGMENT INFORMATION

  The Company reports operating segments based on the Company's legal entities, which are organized by line of business, with property and casualty insurance as one segment, life insurance as one segment, non-insurance businesses composed of consumer financing, leasing, residential and commercial construction and real estate sales as one segment, and corporate operations as one segment. All investing activities are allocated to the segments based on the actual assets, investments and cash flows of each segment.

  Segment profit or loss for the property and casualty operating segment is measured by underwriting profits and losses as well as by total net profit. Segment profit or loss for the life insurance segment, the non-insurance segment and the corporate segment is measured by total net profit. Segment expenses are borne by the segment which directly incurred such expense or are allocated based on the Management and Operating Agreement discussed in Note 3.

  The following is a summary of segment profit (loss):

                                                                        Year-Ended December 31, 1998
                                              -------------------------------------------------------------------------------------
                                               Property &
                                                Casualty        Life           Non
                                               Insurance     Insurance      Insurance     Corporate      Eliminations      Total
                                              --------------------------------------------------------------------------------------

Premiums                                      $345,739,616  $ 21,857,061                                                $367,596,677
Policy charges                                                24,241,605                                                  24,241,605
Segment expenses                               260,756,365    52,979,602                                $   (497,076)    313,238,891
Amortization of deferred
   acquisition expense                          51,800,042     6,021,001                                                  57,821,043
                                              --------------------------------------------------------------------------------------
Underwriting profit (loss)                      33,183,209   (12,901,937)                                    497,076      20,778,348
Net investment income (interest expense)        25,992,335    34,890,182    $3,904,579   $ (1,803,906)      (471,532)     62,511,658
Other income                                       156,142                   2,107,498                       (25,544)      2,238,096
Other expense                                      175,544                   2,622,871      3,862,302                      6,660,717
                                              --------------------------------------------------------------------------------------
Segment operating profit (loss) before tax      59,156,142    21,988,245     3,389,206     (5,666,208)             -      78,867,385
Income tax provision (benefit)                  17,574,545     6,343,610     1,197,531       (105,595)                    25,010,090
                                              --------------------------------------------------------------------------------------
Segment operating profit (loss)                 41,581,597    15,644,635     2,191,675     (5,560,613)             -      53,857,295
Net realized gains after tax                     1,642,812     1,215,585                                                   2,858,396
                                              --------------------------------------------------------------------------------------
Segment net profit (loss)                     $ 43,224,409  $ 16,860,220   $ 2,191,675   $ (5,560,613)             -  $   56,715,691
                                              ======================================================================================
Segment Assets                                $500,092,351  $668,475,611   $83,330,509   $490,617,615  $(495,856,949) $1,246,659,137
                                              ======================================================================================

                                                                        Year-Ended December 31, 1997
                                              -------------------------------------------------------------------------------------
                                               Property &
                                                Casualty        Life           Non
                                               Insurance     Insurance      Insurance      Corporate     Eliminations    Total
                                              -------------------------------------------------------------------------------------

Premiums                                      $330,305,948  $ 18,199,289                                              $  348,505,237
Policy charges                                                22,459,809                                                  22,459,809
Segment expenses                               252,761,183    45,041,130                               $    (591,328)    297,210,985
Amortization of deferred acquisition
 expense                                        49,483,552     6,514,175                                                  55,997,727
                                              --------------------------------------------------------------------------------------
Underwriting profit (loss)                      28,061,213   (10,896,207)                                    591,328      17,756,334
Net investment income (interest
 expense)                                       23,935,303    31,646,118  $  4,348,658   $ (1,818,921)      (582,489)     57,528,669
Other income                                       155,333                   2,013,189                        (8,839)      2,159,683
Other expense                                      196,945                   2,387,448      1,416,902                      4,001,295
                                              --------------------------------------------------------------------------------------
Segment operating profit (loss)
 before tax                                     51,954,904    20,749,911     3,974,399     (3,235,823)             -      73,443,391
Income tax provision (benefit)                  15,383,538     6,170,000     1,346,390        (68,620)                    22,831,308
                                              --------------------------------------------------------------------------------------
Segment operating profit (loss)                 36,571,366    14,579,911     2,628,009     (3,167,203)             -      50,612,083
Net realized gains after tax                     1,584,437       597,113                                                   2,181,550
                                              --------------------------------------------------------------------------------------
Segment net profit (loss)                     $ 38,155,803  $ 15,177,024  $  2,628,009  $  (3,167,203)             -  $   52,793,633
                                              ======================================================================================
Segment Assets                                $463,170,593  $607,265,984 $112,565,246   $ 479,732,936  $(492,668,957) $1,170,065,802
                                              ======================================================================================


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                        Year-Ended December 31, 1996
                                         ------------------------------------------------------------------------------------------
                                          Property &
                                           Casualty         Life           Non
                                          Insurance       Insurance      Insurance      Corporate     Eliminations        Total
                                        -------------------------------------------------------------------------------------------
Premiums                                $298,938,818    $ 19,583,718                                                 $  318,522,536
Policy charges                                            18,663,882                                                     18,663,882
Segment expenses                         256,123,101      39,609,791                                  $    (671,861)    295,061,031
Amortization of deferred acquisition
 expense                                  45,050,788       6,061,063                                                     51,111,851
                                        -------------------------------------------------------------------------------------------
Underwriting profit (loss)                (2,235,071)     (7,423,254)                                       671,861      (8,986,464)

Net investment income (interest
 expense)                                 22,250,871      29,253,591   $  5,160,206   $  (1,805,528)       (664,806)     54,194,334
Other income                                  69,095             (17)     2,085,665                          (7,055)      2,147,688
Other expense                                499,554                      2,442,310       1,367,422                       4,309,286
                                        -------------------------------------------------------------------------------------------
Segment operating profit (loss)
 before tax                               19,585,341      21,830,320      4,803,561      (3,172,950)              -      43,046,272
Income tax provision (benefit)             4,396,648       6,877,901      1,464,697         (57,256)                     12,681,989
                                        -------------------------------------------------------------------------------------------
Segment operating profit (loss)           15,188,693      14,952,419      3,338,864      (3,115,694)              -      30,364,283
Net realized gains after tax                  16,151       1,808,782                                                      1,824,932
                                        -------------------------------------------------------------------------------------------
Segment net profit  (loss)              $ 15,204,844    $ 16,761,201   $  3,338,864   $  (3,115,694)              -  $   32,189,215
                                        ===========================================================================================
Segment Assets                          $396,053,628    $533,435,384   $ 98,379,435   $ 404,408,916   $(412,947,208) $1,019,330,155
                                        ===========================================================================================

The following summary reconciles significant segment items to the Company's consolidated financial statements:


                                                         For the years ended December 31,
                                                 ------------------------------------------------
                                                        1998           1997              1996
                                                 ------------------------------------------------
Revenues:
   Premiums - Property & Casualty Insurance      $  345,739,616   $  330,305,948   $  298,938,818
   Premiums & policy charges - Life Insurance        46,098,666       40,659,098       38,247,600
   Net investment income                             62,511,658       57,528,669       54,194,334
   Net realized investment gains                      4,397,533        3,356,231        2,807,588
   Other income                                       2,238,096        2,159,683        2,147,688
                                                 ------------------------------------------------
      Total revenues                             $  460,985,569   $  434,009,629   $  396,336,028
                                                 ================================================

Income before income taxes:
  Underwriting profit (loss)                     $   20,778,348   $   17,756,334   $   (8,986,464)
  Other income                                        2,238,096        2,159,683        2,147,688
  Other expense                                      (6,660,717)      (4,001,295)      (4,309,286)
  Net investment income                              62,511,658       57,528,669       54,194,334
  Net realized investment gains                       4,397,533        3,356,231        2,807,588
                                                 ------------------------------------------------
      Income before income taxes                 $   83,264,918   $   76,799,622   $   45,853,860
                                                 ================================================

Income taxes:
  Allocated to segments                          $   25,010,090   $   22,831,308   $   12,681,989
  Allocated to realized gains                         1,539,137        1,174,681          982,656
                                                 ------------------------------------------------
    Total income tax                             $   26,549,227   $   24,005,989   $   13,664,645
                                                 ================================================

Assets:
  Allocated to segments                          $1,742,516,086   $1,662,734,759   $1,432,277,363
  Eliminations                                     (495,856,949)    (492,668,957)    (412,947,208)
                                                 ------------------------------------------------
    Total assets                                 $1,246,659,137   $1,170,065,802   $1,019,330,155
                                                 ================================================

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  ACCOUNTING FOR STOCK-BASED COMPENSATION

  Consistent with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" (FAS123), the Company uses the intrinsic value based method to account for its stock options and provides pro forma disclosures as if the fair
value based method had been applied.   On October 25, 1993, the Company
established a Stock Incentive Plan, pursuant to which a maximum aggregate of 2,000,000 shares of common stock have been reserved for grant to key personnel. The plan expires on October 24, 2003. Under the plan, options ratably become exercisable annually over three years, and may not be exercised after ten years after the date of the award. The following tables and information summarize the stock option activity of the Company's plan and provides the proforma disclosures of net income and earnings per share under the fair value based method of accounting.

                                         Historical Summary of Option Grants
---------------------------------------------------------------------------------------------------------------------
                                                         Market          Cumulative through December 31, 1998
                                                        Value at    -------------------------------------------------
                                            Exercise    Date of       Options            Options           Options
                                             Price       Grant       Cancelled          Exercised         Exercisable
                                            -------------------------------------------------------------------------
Options Authorized              2,000,000
                                ---------
Options Granted During
           October 1993           565,400    $ 11.75    $  11.75      57,800             100,500            407,100
           October 1993           218,000    $  9.40    $  11.75                           8,000            210,000
             March 1994            80,000    $ 11.50    $  11.50                           2,500             77,500
             March 1995            80,000    $ 11.50    $  11.50                           2,500             77,500
             April 1996            80,000    $ 12.25    $  12.25         834               1,666             51,661
          February 1997            75,000    $ 12.00    $  12.00       1,667                 833             24,162
             March 1998           309,500    $ 17.75    $  17.75       5,200
             March 1998           143,000    $ 14.20    $  17.75
                                ---------                             ---------------------------------------------
Less: Total Options Issued      1,550,900                             65,501             115,999            847,923
 Add: Options Cancelled            65,501                             =============================================
                                ---------
Available for Grant under
   Plan at December 31, 1998      514,601
                                =========

To determine the fair value of the options granted during 1998, 1997 and 1996 the Company has used the Black- Scholes model for valuations. The significant assumptions used to estimate the total and per share fair value of such options at the date of grant are as follows:

                                             452,500             75,000              80,000
                                         Options Granted    Options  Granted    Options Granted
                                         March 23, 1998     February 18, 1997   April 18, 1996
                                         ------------------------------------------------------
Risk-free interest rate                         5.57%               6.27%                6.58%
Expected life (in years)                          10                  10                   10
Expected volatility                             0.51                0.49                 0.47
Expected future dividend yield                   2.3%                3.3%                 2.9%
Weighted average option exercise price    $    16.63            $  12.00             $  12.25
                                          ===================================================
Fair value at date of grant               $4,325,035            $405,534             $486,898
                                          ===================================================
Fair value per share                      $     9.56            $   5.41             $   6.09
                                          ===================================================

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The proforma net income and earnings per share, as if compensation expense had been recorded for the fair value at the date of grant, is as follows:

                                                        December 31,
                                           --------------------------------------
                                                 1998       1997         1996
                                           --------------------------------------
Net income, as reported                    $56,715,691  $52,793,633   $32,189,215
                                           ======================================
Earnings per share, as reported - Basic    $      1.39  $      1.29   $      0.79
                                           ======================================
                                - Diluted  $      1.38  $      1.29   $      0.79
                                           ======================================

Proforma net income                        $55,886,063  $52,502,188   $32,005,055
                                           ======================================
Proforma earnings per share  - Basic       $      1.37  $      1.29   $      0.78
                                           ======================================
                             - Diluted     $      1.36  $      1.29   $      0.78
                                           ======================================
Dilution                     - Basic       $      0.02            -   $      0.01
                                           ======================================
                             - Diluted     $      0.02            -   $      0.01
                                           ======================================

  The information shown below reflects activity for options outstanding at December 31, 1998, 1997 and 1996:


                                                                   December 31,
                                  ------------------------------------------------------------------------
                                            1998                      1997                     1996
                                  ------------------------------------------------------------------------
                                                 Weighted-                Weighted-                Weighted-
                                                 average                  average                  average
                                    Number      Exercise      Number      Exercise      Number     Exercise
                                  of Options      Price     of Options      Price     of Options     Price
                                  ------------------------------------------------------------------------
Outstanding
   Beginning of year              1,039,200     $  11.28      975,000     $  11.23     911,200   $  11.14
      Add (deduct):
         Granted                    452,500     $  16.63       75,000     $  12.00      80,000   $  12.25
         Exercised                 (112,199)     ($11.58)      (3,000)     ($11.75)       (800)   ($11.75)
         Cancelled                  (10,101)     ($14.92)      (7,800)     ($11.75)    (15,400)   ($11.75)
                                  -----------------------------------------------------------------------
   End of Period                  1,369,400     $  12.99    1,039,200     $  11.28     975,000   $  11.23
                                  =======================================================================
   Exercisable, end of period       847,923     $  11.16      884,188     $  11.15     814,988   $  11.10
                                  =======================================================================

Range of exercise prices               $9.40 to $  17.75         $9.40 to $  12.25      $9.40 to $  12.25
                                  =======================================================================
Weighted average remaining
    contractual life                           6.7 years                 6.4 years              7.2 years
                                  =======================================================================
Compensation cost  recognized
    during period                               $306,408                  $103,680               $237,398
                                  =======================================================================

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.  FINANCIAL ACCOUNTING DEVELOPMENTS

  The Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities in June 1998. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in investment securities and other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative will be included in either earnings or other comprehensive income depending on the intended use of the derivative instrument. The Company is currently evaluating this standard, which is effective January 1, 2000.

  The Accounting Standards Executive Committee issued Statement of Position
(SOP) 97-3, Accounting by Insurance and Other Enterprises for Insurance-Related Assessments, in December 1997. This SOP provides guidance for determining when an entity should recognize a liability for guaranty fund and other insurance-related assessments. It also provides guidance on how to measure the liability. This SOP is effective for 1999. The Company's accounting method for guaranty fund and other insurance related assessments substantially conforms to the requirements of this SOP.

  In March 1998, SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use was issued. This SOP provides guidance for determining whether costs of software developed or obtained for internal use should be capitalized or expensed as incurred. In the past, the Company has expensed all such costs when incurred. This SOP is effective beginning in 1999. The Company is currently involved in certain technology projects, the costs of which will be impacted by this SOP. The Company is currently evaluating the impact and will provide disclosure about such capitalized and/or expensed costs in the first quarter of 1999.

                         INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors
Alfa Corporation
Montgomery, Alabama

  We have audited the accompanying consolidated balance sheets of Alfa Corporation and subsidiaries (the Company) as of December 31, 1998 and 1997, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

  In our opinion, the 1998 and 1997 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alfa Corporation and its subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                        KPMG PEAT MARWICK LLP

Birmingham, Alabama
February 9, 1999

                                                  QUARTERLY FINANCIAL INFORMATION -- UNAUDITED

                                                                          Quarter Ended
                             -------------------------------------------------------------------------------------------------------
                                     March 31                    June 30               September 30               December 31
                             -------------------------------------------------------------------------------------------------------
                                 1998         1997         1998         1997         1998         1997         1998         1997
                             -------------------------------------------------------------------------------------------------------
Premiums and
   Policy Charges            $97,036,509   $90,484,238  $97,049,291  $92,240,084  $98,732,729  $93,919,207  $99,019,753  $94,321,517
Net Investment Income        $15,518,593   $13,999,062  $15,307,378  $13,917,544  $16,243,369  $14,515,423  $15,442,318  $15,096,640
Net Income                   $16,060,242   $13,054,247  $11,881,575  $13,692,673  $15,124,058  $13,653,270  $13,649,816  $12,393,443
 Average Shares Outstanding
   - Basic                    40,796,961    40,786,712   40,830,127   40,786,712   40,852,332   40,786,712   40,822,140   40,788,042
   - Diluted                  41,054,230    40,841,571   41,149,299   40,866,226   41,209,050   40,958,386   41,187,366   41,021,963
Net Income Per Share*
   - Basic and Diluted             $0.39         $0.32        $0.29        $0.34        $0.37        $0.33        $0.33  $      0.30

*The sum of the quarters may not equal the annual earnings per share due to the rounding effects on a quarterly basis.

                            STOCKHOLDER INFORMATION



Executive Offices
2108 East South Boulevard
Montgomery, Alabama 36116-2015
Telephone: (334)288-3900
FAX: (334)288-0905 or (334)613-4709
Website: www.alfains.com


Form 10-K
The Company's Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by writing: Al Scott, Secretary and General Counsel Alfa Corporation P.O. Box 11000 Montgomery, Alabama 36191-0001

Common Stock
  The common stock of Alfa Corporation is traded on the NASDAQ National Market System under the symbol ALFA. Alfa Corporation has approximately 3,100 stockholders of record. Newspaper listings of NASDAQ stocks list Alfa Corporation as AlfaCp.

Stock Price and Dividend Information
------------------------------------------------------------------------------
1998                    High                    Low             Dividends
                                                                Per Share
------------------------------------------------------------------------------
First Quarter           $18 1/2                 $16             $.10
Second Quarter           21 1/2                  16 3/4          .1125
Third Quarter            23                      18              .1125
Fourth Quarter           24 3/8                  17 1/2          .1125
------------------------------------------------------------------------------
1997                    High                    Low             Dividends
                                                                Per Share
------------------------------------------------------------------------------
First Quarter           $13 1/4                 $11 1/2         $.0975
Second Quarter           14 1/2                  11 1/4          .10
Third Quarter            16 1/4                  13 1/4          .10
Fourth Quarter           18 1/8                  15 3/8          .10


  The Company has paid cash dividends annually since 1974 and quarterly since September 1977. There are no restrictions on the Company's present or future ability to pay dividends other than the usual statutory restrictions. There is a present expectation that dividends will continue to be paid in the future, provided that operations of the Company continue to be profitable.

NASDAQ Registered Market Makers
Fox-Pitt, Kelton, Inc.
Goldman, Sachs & Co.
Herzog, Heine, Geduld, Inc.
J.C. Bradford & Co.
Knight Securities L.P.
Mayer & Schweitzer, Inc.
The Robinson-Humphrey Company, Inc.
Sandler O'Neil & Partners
Sherwood Securities Corporation
Spear, Leads & Kellogg
Sterne, Agee & Leach, Inc.

Stock Transfer Agent
The Bank of New York  (800)524-4458
Shareholder Services Department
P.O. Box 11258
Church Street Station
New York, New York 10286-1258
---------------------------------------
E-mail: shareowner-servs@email.bony.com
Website: http://stock.bankofny.com

Stockholders should also use the following addresses:

To transfer stock ownership-
 The Bank of New York
 Receive and Deliver Department
 P.O. Box 11002
 Church Street Station
 New York, New York 10286-1002

To replace lost certificates-
 The Bank of New York
 Lost Securities Department
 P.O. Box 11281
 Church Street Station
 New York, New York 10286-1281

Dividend Reinvestment Plan
  Alfa Corporation stockholders can reinvest their dividends in additional shares of stock and also may purchase additional shares with optional cash payments. Alfa Corporation pays all costs and brokerage fees related to the purchases under the plan. For more information contact Investor Relations at the Company's Executive Office address or contact The Bank of New York, Dividend Reinvestment Department, P.O. Box 1958, Newark, New Jersey 07101-9774.

Debt Ratings

                        Standard                Moody's
                        & Poor's           Investors Service
                  --------------------------------------------
Alfa Corporation--
  Commercial Paper       A-1+                   P-1


Independent Accountants
KPMG PEAT MARWICK LLP
Financial Center
Suite 1200
Birmingham, Alabama 35203

For Financial Information Please Contact:
Donald Price
Senior Vice President, Finance
and Chief Financial Officer

Additional Information Please Contact:
John D. Holley
Vice President, Finance

Annual Meeting
The Annual Meeting of Alfa Corporation stockholders will be held at 10:00 a.m., Thursday, April 22, 1999, in the auditorium of the Company's executive offices in Montgomery.


------------------------------------------------------------------------------