Form 10-K, Exhibit 13
period 1999-12-31
ALFA CORP
filed 2000-03-24
CIK 743532

6                           SELECTED FINANCIAL DATA

Consolidated Summary of Operations & Related Data
(Dollars in Thousands Except Per Share Amounts)

Years Ended December 31,                                   1999            1998            1997            1996
                                                       ------------------------------------------------------------
Premiums - Property and Casualty Insurance             $   356,970     $   345,740     $   330,306     $  298,939
Premiums and policy charges - Life Insurance                48,360          46,099          40,659         38,248
Net investment income                                       67,807          62,512          57,529         54,194
Net realized investment gains                                5,060           4,397           3,356          2,808
Other income                                                 4,064           2,238           2,160          2,148
                                                       ------------------------------------------------------------
  Total revenues                                           482,261         460,986         434,010        396,336
                                                       ------------------------------------------------------------
Benefits and expenses                                      390,184         377,721         357,210        350,482
Income before provision for income taxes                    92,077          83,265          76,800         45,854
Provision for income taxes                                  27,520          26,549          24,006         13,665
Cumulative effect of changes in accounting principles
                                                       ------------------------------------------------------------
  Net income                                           $    64,557     $    56,716     $    52,794     $   32,189
                                                       ============================================================
Balance sheet data at December 31:
  Invested assets                                      $ 1,155,214     $ 1,084,064     $ 1,027,660     $  886,017
  Total assets                                         $ 1,335,347     $ 1,246,659     $ 1,170,066     $1,019,330
  Future policy benefits, losses and
  claims, unearned premiums                            $   723,031     $   653,893     $   596,057     $  535,824
  Total liabilities                                    $   926,679     $   823,037     $   787,135     $  696,018
  Stockholders' equity                                 $   408,668     $   423,622     $   382,931     $  323,312

Per share data /1/:
  Net income - Basic                                   $      1.61     $      1.39     $      1.29     $     0.79
  Net income - Diluted                                 $      1.60     $      1.38     $      1.29     $     0.79
  Cash dividends paid                                  $    0.4725     $    0.4375     $    0.3975     $   0.3875
  Annual dividend rate                                 $      0.48     $      0.45     $      0.40     $     0.39
  Stockholders' equity                                 $     10.33     $     10.36     $      9.39     $     7.93
  Closing sales price at December 31                   $   16 5/16     $    24 1/4     $    17 1/4     $   12 5/8
  Price/earnings ratio                                       10.2x           17.6x           13.4x          16.0x
  Weighted average shares outstanding - Basic               39,981          40,834          40,787         40,786
  Weighted average shares outstanding - Diluted             40,236          41,148          40,931         40,843

Return on average equity                                     15.5%           14.1%           15.0%          10.2%
Return on average invested assets                            6.72%           6.94%           7.12%          7.60%
Life insurance in force                                $12,015,536     $11,000,049     $10,246,400     $9,463,055
Number of agents                                               600             575             574            587

/1/ Per share amounts have been restated where appropriate to reflect 2-for-1 stock split in June 1993.

/2/ Reflects effects of fresh start tax benefits of approximately $570,000, or $.03 per share in 1990.

                             ALFA CORPORATION 1999

                           SELECTED FINANCIAL DATA                             7

    1995           1994            1993            1992            1991           1990                1989
--------------------------------------------------------------------------------------------------------------
$  272,989     $  214,326      $  189,057      $  173,075      $  164,573      $  149,840         $  134,737
    35,100         32,805          30,856          29,365          27,872          25,608             23,848
    50,923         45,554          44,902          39,425          34,785          32,224             30,048
     1,106            572           4,890           4,232           3,790           2,842              2,882
     2,645          3,057           2,918           2,340           1,919           1,861              1,172
--------------------------------------------------------------------------------------------------------------
   362,763        296,313         272,624         248,437         232,939         212,375            192,687
   331,771        248,481         209,309         194,859         192,144         180,611            159,912
--------------------------------------------------------------------------------------------------------------

    30,993         47,832          63,315          53,578          40,795          31,764             32,775
     8,675         14,965          20,999          16,660          12,354           8,877 /2/          9,919
                                    2,645
--------------------------------------------------------------------------------------------------------------
$   22,318     $   32,867      $   44,960     $    36,918      $   28,441      $   22,887 /2/     $   22,856
==============================================================================================================

$  841,123     $  718,074      $  653,819     $   574,718      $  511,931      $  437,725         $  410,266
$  965,433     $  847,870      $  766,077     $   665,247      $  595,801      $  515,681         $  482,383

$  487,659     $  429,930      $  365,148     $   334,454      $  295,443      $  257,907         $  223,925
$  656,823     $  592,885      $  505,091     $   440,669      $  402,526      $  347,861         $  319,598
$  308,610     $  254,985      $  260,986     $   224,578      $  193,275      $  167,820         $  162,785



$     0.55     $     0.81      $     1.10     $      0.91      $     0.70      $     0.55 /2/     $     0.55
$     0.55     $     0.81      $     1.10     $      0.91      $     0.70      $     0.55 /2/     $     0.55
$    0.375     $   0.3425      $     0.28     $    0.2425      $    0.215      $    0.195         $   0.1725
$     0.38     $     0.36      $     0.29     $      0.25      $     0.22      $     0.20         $     0.18
$     7.57     $     6.25      $     6.40     $      5.51      $     4.74      $     4.11         $     3.89
$   16 3/4     $       11      $   11 1/2     $    11 7/8      $    5 1/4      $    4 5/8         $    5 5/8
     30.6x          13.7x           10.4x           13.1x            7.5x            8.4x              10.3x
    40,786         40,786          40,786          40,786          40,786          41,611             41,882
    40,811         40,810          40,814          40,786          40,786          41,611             41,882

      7.9%          12.7%           18.5%           17.7%           15.8%           13.8% /2/          14.9%
     7.74%          7.78%           8.03%           8.28%           8.66%           9.00%              9.43%
$8,642,907     $7,867,808      $7,064,335      $6,295,626      $5,578,661      $4,947,574         $4,318,605
       585            562             562             529             504             500                486

                             ALFA CORPORATION 1999

12                     MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

  The following table sets forth consolidated summarized income statement information for the years ended December 31, 1999, 1998 and 1997:

                                          Years Ended December 31,
                            -------------------------------------------------
                                 1999              1998              1997
                            -------------------------------------------------
                                       (in thousands, except share
                                           and per share data)
Revenues
Property and casualty
 insurance premiums         $   356,970       $   345,740       $   330,306
Life insurance premiums
 and policy charges              48,360            46,099            40,659
                            -------------------------------------------------
Total premiums              $   405,330       $   391,839       $   370,965
                            =================================================
Net investment income       $    67,807       $    62,512       $    57,529
                            =================================================
Total revenues              $   482,261       $   460,986       $   434,010
                            =================================================
Net income
Insurance operations
  Property and casualty
   insurance                $    49,492       $    41,581       $    36,571
  Life insurance                 11,597            15,645            14,580
                            -------------------------------------------------
Total income                $    61,089       $    57,226       $    51,151
Noninsurance operations           3,092             2,192             2,628
Net realized
  investment gains                3,289             2,858             2,182
Corporate                        (2,913)           (5,560)           (3,167)
                            -------------------------------------------------
  Net income                $    64,557       $    56,716       $    52,794
                            =================================================
  Net income per share
    Basic                   $      1.61       $      1.39       $      1.29
                            =================================================
    Diluted                 $      1.60       $      1.38       $      1.29
                            =================================================
Weighted average shares
  outstanding - Basic        39,980,880        40,834,232        40,787,047
                            =================================================
                Diluted      40,235,690        41,148,258        40,930,894
                            =================================================

  Total premiums and policy charges increased $13.5 million, or 3.4% in 1999 and $20.9 million, or 5.6% in 1998. Property and casualty premiums grew $11.2 million, or 3.2% in 1999 and $15.4 million, or 4.7% in 1998. The growth was a result of increased production and an improved lapse ratio. The growth rate was offset in 1999 by rate decreases taken in late 1998. Life insurance premiums and policy charges increased $2.3 million, or 4.9% in 1999, and $5.4 million, or 13.4% in 1998. The rate of growth in 1998 was impacted by changes in group life business. Excluding group premiums, the growth rates in life insurance premiums and policy charges were 5.1% and 7.5% in 1999 and 1998, respectively, and are due to production of new business and improved persistency. Net investment income grew 8.5% in 1999 and 8.7% in 1998 due to an increase in invested assets resulting from positive cash flows.

  The improved property and casualty operating results in both years are due primarily to significantly improved property and casualty loss ratios, particularly prior to 1998 in the automobile line of business, the company's largest line. Such improvement is the result of underwriting initiatives which began in late 1996 and early 1997. Life insurance operating income decreased 25.9% in 1999 due to significantly higher legal costs and related increased policyholder benefits. The decline in 1999 was offset somewhat by a decrease in death claims. Increased business, improved persistency and increased investment income led to a 7.3% improvement in 1998.

  Noninsurance operating income increased 41.1% in 1999 due to improved results in the consumer finance and construction subsidiaries. Also, investment income from a newly formed noninsurance subsidiary, Alfa Benefits Corporation, resulted in growth in noninsurance operating income due to early positive cash flows. In 1998, declines in profits of the consumer finance and real estate subsidiaries resulted in a 16.6% decline in noninsurance earnings. Corporate expenses decreased $2.6 million in 1999 due primarily to the transfer of certain legal costs from the corporate level to the life insurance subsidiary, which adversely affected life earnings in 1999. In 1998, corporate expense increased $2.4 million due to similar legal expenses and related costs..

  In all years presented, favorable securities market conditions resulted in a significant increase in realized investment gains.

  Net income improved 16.4% on a per diluted share basis in 1999 compared to 1998 and increased 6.9% on a similar basis in 1998 compared to 1997.

                             ALFA CORPORATION 1999

                     MANAGEMENT'S DISCUSSION AND ANALYSIS                     13

PROPERTY AND CASUALTY INSURANCE OPERATIONS

  The following table sets forth the components of property and casualty insurance earned premiums, net underwriting income, GAAP basis loss, expense and combined ratios, underwriting margin, net investment income and operating income for the years ended December 31, 1999, 1998 and 1997:

                                    Years Ended December 31,
                             ---------------------------------------
                                1999          1998         1997
                             ---------------------------------------
                                        (in thousands)
Earned premiums
 Personal lines              $ 341,248     $ 330,511     $ 315,650
 Commercial lines               13,044        12,354        11,772
 Pools, associations
  and fees                       3,908         4,036         4,014
 Reinsurance ceded              (1,230)       (1,161)       (1,130)
                             ---------------------------------------
   Total                     $ 356,970     $ 345,740     $ 330,306
                             =======================================
Net underwriting
 income                      $  41,040     $  33,183     $  28,061
                             =======================================
Loss Ratio                        60.2%         62.8%         65.0%
LAE Ratio                          4.8%          5.0%          5.0%
Expense Ratio                     23.5%         22.6%         21.5%
                             ---------------------------------------
GAAP basis combined ratio         88.5%         90.4%         91.5%
                             =======================================
Underwriting margin               11.5%          9.6%          8.5%
                             =======================================
Net investment income        $  27,601     $   25,992    $  23,935
                             =======================================
Operating income before
 tax                         $  70,064     $   59,156    $  51,955
                             =======================================
Operating income,
 net of tax                  $  49,492     $   41,581    $  36,571
                             =======================================

1999 Compared to 1998

  Property and casualty premiums increased $11.2 million, or 3.2% in 1999, due to an increase in sales production of new business and due to an improvement in the lapse ratio from 3.98% to 3.88%. The growth rate fell from the growth rate in 1998 due primarily to the impact in 1999 of a December 1998 automobile rate decrease of 2.2%. Automobile business accounts for 64.2% of property and casualty written premium.

  Operating income increased $7.9 million, or 19.0% to $49.5 million due primarily to the third consecutive year of increased underwriting income. The underwriting margin of 11.5% in 1999 is due to an improved loss ratio of 60.2%, primarily a result of favorable weather, but also from continued favorable automobile loss ratios, which had improved throughout 1998 and over the past few years and leveled off in 1999. Due to favorable weather, there were no catastrophe losses in 1999 as compared to 1998 when there was $6.5 million, or 1.9% of premium, in such losses. The LAE ratio also improved slightly in 1999 while the expense ratio increased from 22.6% to 23.5% due to increased technology expenses, which are likely to continue and non-recurring legal and administrative expenses from the first quarter related to the retirement of two executives.

  Net investment income grew almost $1.6 million, or 6.2% to $27.6 million because of increased positive cash flows produced by the underwriting results, which increased invested assets 3.0%.

  Operating income in 1999 was also positively impacted by $1.4 million from a settlement with a software vendor.

  Risk-Based Capital measures were adopted by the property and casualty industry during 1994. These measures serve as a benchmark for the regulation of an organization's solvency by state insurance regulators. At December 31, 1999, the Company's property and casualty subsidiaries' Adjusted Capital calculated in accordance with NAIC Risk-Based Capital (RBC) guidelines was $226.9 million compared to the Authorized Control Level (Required) RBC of $19.3 million.

1998 Compared to 1997

  Earned premiums increased 4.7% in 1998 due to the impact of prior year rate changes, new business and a low lapse ratio of 3.98%. Operating results in 1998 increased 13.7% to $41.6 million due primarily to the growth in underwriting income. The underwriting margin of 9.6% in 1998 is the result of a 62.8% loss ratio (60.9% excluding storm losses) and a 27.6% expense ratio compared to a loss ratio of 65.0% and an expense ratio of 26.5% in 1997. The loss ratio improvement is due primarily to an improved loss ratio in the automobile line of business which accounted for over 65% of property casualty premiums in 1998.

  The Alfa Group had approximately $45 million in gross catastrophe losses during 1998 due to Hurricane Georges in September 1998 and due to the impact of tornadoes, hail and other severe weather which occurred in April and June 1998. The effect of claims from these events impacted second quarter underwriting results by $6.5 million pre-tax, or $0.10 per share, net of taxes, based upon the inter-company pooling arrangement and Alfa group-wide reinsurance protection. The company had no significant storm related losses in 1997.

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

                             ALFA CORPORATION 1999

14                     MANAGEMENT'S DISCUSSION AND ANALYSIS

LIFE INSURANCE OPERATIONS

  The following table sets forth life insurance premiums and policy charges, by type of policy, net investment income, benefits and expenses and life insurance operating income for the years ended December 31, 1999, 1998 and 1997:

                                     Years Ended December 31,
                               -----------------------------------------
                                  1999          1998            1997
                               -----------------------------------------
                                           (in thousands)
Premiums and policy charges
 Universal life
  policy charges                $13,607       $12,381          $11,296
 Universal life
  policy charges - COLI           2,234         2,133            1,858
 Interest sensitive life
  policy charges                  9,518         9,727            9,306
 Traditional life
  insurance premiums             22,678        21,494           19,958
 Group life
  insurance premiums                323           364           (1,759)
                               -----------------------------------------
 Total                          $48,360       $46,099          $40,659
                               =========================================
Net investment income           $37,873       $34,890          $31,646
                               =========================================
Benefits and expenses           $64,286       $52,980          $45,041
                               =========================================
Operating income before tax     $15,200       $21,988          $20,750
                               =========================================
Operating income, net of tax    $11,597       $15,645          $14,580
                               =========================================

1999 Compared to 1998

  Life insurance premiums and policy charges increased $2.3 million, or 4.9% in 1999. Universal life accounted for $1.3 million of the increase and traditional premiums were up $1.2 million, or 5.5% due to increased term product production. Total new business increased 5.6% and persistency improved from 92.1% to 92.8%.

  Life insurance operating income decreased $4.0 million, or 25.9% due to significantly higher legal costs and related increased policyholder benefits. Benefits and expenses increased $11.3 million, or 21.3% in 1999, including $5.5 million of legal expenses transferred from the life company's corporate parent level. In addition, such expenses include other legal costs, policy reserve increases and related policy charge adjustments of approximately $3.6 million on certain whole life policies sold more than ten years ago and certain interest sensitive policies sold since 1989 which were adjusted after thoroughly evaluating and assessing those policies. General expenses increased $1.6 million or 10.3% in 1999. Amortization of deferred acquisition costs has grown in line with new business as costs for medical exam fees, commissions and other deferrable expenses from continued production over the past several years is being amortized. In addition, increases in premium tax rates over the past three years have increased to their current ultimate level of 2.3%, which accounted for $300,000 of the expense increase. Partially offsetting these expense increases was a decline in death claims of $929,000, or 6.1%. The mortality ratio improved to 94% in 1999 from 109% in 1998.

  In spite of the expense increases and the decline in earnings, positive cash flow continued to increase invested assets 6.6% and investment income increased 8.5%.

  At December 31, 1999, the life subsidiary's Adjusted Capital calculated in accordance with NAIC Risk-Based Capital (RBC) guidelines was $149.0 million compared to the Authorized Control Level (Required) RBC amount of $19.3 million. The Risk Based Capital analysis serves as the benchmark for the regulation of life insurance enterprises' solvency by state insurance regulators.

1998 Compared to 1997

  The Company's life insurance premiums and policy charges increased 13.4 % in 1998 . Premiums and policy charges were significantly impacted by the change in 1997 in group life insurance, which is provided by Alfa Mutual Insurance Company (Mutual), an affiliate, to its employees. In 1997, Mutual began utilizing corporate owned life insurance (COLI) using Alfa Life's universal life product. The result was additional policy charges of $2.1 million in 1998 and $1.9 million in 1997. The growth rate was also significantly impacted by a net reduction in 1997 of traditional group premium of $1.8 million, including an
experience  refund of premium reserves held by Life.   Although these  changes
affected premium revenue growth rates, they did not have a material impact on earnings in 1998 or 1997. Both the Company and the other members of the Alfa Group believe the new program will be mutually beneficial to results in the future.

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

                             ALFA CORPORATION 1999

                     MANAGEMENT'S DISCUSSION AND ANALYSIS                     15

NONINSURANCE OPERATIONS

1999 Compared to 1998

  Earnings from noninsurance operations increased $900,000, or 41.1% in 1999. Both residential and commercial construction sales improved the building company's operating income 176.7% or $354,000. In addition, operating income increased $249,000 in the consumer finance subsidiary. A new compensation structure encouraged growth in new loans and produced a 5.3% increase in the loan portfolio to $59.0 million. However, the overall portfolio yield rate declined 38 basis points, resulting in only a 2.6% increase in interest income. Also offsetting the growth was a 53.2% decline in leasing revenue due to outsourcing by the Alfa Group of a significant amount of service center equipment leases to an outside vendor. Noninsurance earnings in 1999 were also increased by $342,000 from investment earnings in Alfa Benefits Corporation, which is a new subsidiary formed in 1999 that consolidated the benefit services of the Alfa Group, which will control the Group's employee benefits and related payments and perform the recordkeeping and accounting functions. The increases in noninsurance operating income were offset partially by a $50,000 decline in the real estate subsidiary related to certain nonrecurring legal costs in 1999.

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

CORPORATE

1999 Compared to 1998

  Corporate expense declined $2.6 million, or 47.6 % in 1999 due to a transfer of $5.5 million in legal expenses and reserves to the life insurance subsidiary. Excluding the impact of such costs, the other primary corporate expense is interest expense on short term corporate debt, which increased approximately $1.0 million in 1999. Corporate debt increased from $31.8 million at the end of 1998 to $55.3 million at December 31, 1999 with an average rate of 6.0%. The increase was used to fund increases in the Company's stock repurchase program. The remaining general corporate operating expenses remained relatively stable.

1998 Compared to 1997

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

Information about cash flows, invested assets and yield rates is presented below for the years ended December 31, 1999, 1998 and 1997:

                                     Years Ended December 31,
                              -------------------------------------
                                 1999         1998           1997
                              -------------------------------------
Increase in cash
 flow from operations           15.9%         8.1%          35.9%
Increase in invested assets      6.6%         5.5%          16.0%
Investment yield rate            6.7%         6.9%           7.1%
Increase in net investment
 income                          8.5%         8.7%           6.2%

The increases in positive cash flow from operations in each of the years presented is due primarily to improved operating results in the Company's property and casualty subsidiaries, which had underwriting income of $41.0 million in 1999, $33.2 million in 1998 and $28.1 million in 1997 due to lower loss ratios and an absence of storm losses in 1999 and 1997. In addition, the COLI plan in the life insurance subsidiary provided approximately $13 million in additional cash flow in 1999, $12 million in 1998 and $10 million in 1997. As a result of these positive cash flows, invested assets based on amortized cost (which excludes the impact of SFAS 115) grew 13.2% in 1999, 5.6% in 1998 and 12.5% in 1997 and net investment income increased 8.5% in 1999, 8.7% in 1998 and 6.2% in 1997. The overall yield rate, calculated using amortized cost, declined in 1999 and 1998 as maturing investments were reinvested at lower rates due to a decline in interest rates generally.

  The Company had realized investment gains of approximately $5.1 million in 1999, $4.4 million in 1998 and $3.4 million in 1997. These gains are from sales of equity securities, gains in the Company's put option and covered call option writing program and gains from sales of fixed maturities available for sale.

                             ALFA CORPORATION 1999

16                     MANAGEMENT'S DISCUSSION AND ANALYSIS

  The composition of the Company's investment portfolio is as follows at December 31, 1999 and 1998:

                                            December 31,
                                   ----------------------------
                                       1999              1998
                                   ----------------------------
Fixed maturities
 Taxables
  Mortgage backed (CMOs)               26.6%             27.9%
  Corporate bonds                      28.2              30.2
                                   ----------------------------
   Total taxable                       54.8              58.1
 Tax exempts                           15.7              13.5
                                   ----------------------------
   Total fixed maturities              70.5              71.6
                                   ----------------------------
Equity securities                       9.8               9.5
Mortgage loans                            -                 -
Real estate                              .2                .1
Policy loans                            3.7               3.6
Other long term investments            11.2              10.2
Short term investments                  4.6               5.0
                                   ----------------------------
                                      100.0%            100.0%
                                   ============================

The majority of the Company's investment portfolio consists of fixed maturities which are diverse as to both industry and geographic concentration. In 1999, the overall mix of investments remained relatively stable with changes due to market fluctuations in equities and fixed maturities. Long term investments increased due primarily to an increase in loans and partnerships.

  The rating of the Company's portfolio of fixed maturities using the Standard & Poor's rating categories is as follows at December 31, 1999 and 1998:

                                               December 31,
                                        -----------------------
                                            1999         1998
                                        -----------------------
AAA to A-                                   89.8%        89.2%
BBB+ to BBB-                                 9.2          9.8
BB+ and below (below investment grade)       1.0          1.0
                                        -----------------------
                                           100.0%       100.0%
                                        =======================

  At December 31, 1999, all securities in the fixed maturity portfolio were rated by an outside rating service. The Company considers bonds with a quality rating of BB+ and below to be below investment grade or high yield bonds (also called junk bonds).

  At December 31, 1999, approximately 37.8% of fixed maturities were mortgage backed securities. Such securities are comprised of Collateral Mortgage Obligations (CMO's) and pass through securities. Based on reviews of the Company's portfolio of mortgage-backed securities, the impact of prepayment risk on the Company's financial position is not believed to be significant. These risks are discussed in more detail below in the Market Risk Disclosures section. At December 31, 1999 the Company's total portfolio of fixed maturities had gross unrealized gains of $9.0 million and gross unrealized losses of $43.7 million. All securities are priced by nationally recognized pricing services or by broker/dealers securities firms.

  During 1999, the Company sold approximately $9.4 million in fixed maturities available for sale. These sales resulted in gross realized gains of $12,779 and
gross realized losses of $812,408.   During 1998, the Company sold
approximately $59.8 million in fixed maturities available for sale. These sales resulted in gross realized gains of $653,398 and gross realized losses of $167,174.

  The Company monitors its level of investments in high yield fixed maturities and its level of equity investments in companies that issue high yield debt securities. Management believes the level of such investments is not significant to the Company's financial condition. At December 31, 1999 and 1998, the Company had unrealized gains of approximately $5.3 and $4.8 million, respectively, in such investments. During 1999 and 1998, the Company had no disposals of high yield debt securities.

  In 1999, the Company wrote down eight equity securities totaling
$2,939,085 whose declines in value were deemed to be other than temporary. Similarly, in 1998, the Company wrote down one bond issue totaling $1,357,464 and seven equity securities totaling $1,762,105 whose declines in value were deemed to be other than temporary. At December 31, 1999 and 1998, there were no nonperforming bonds in the portfolio.

  The Company's investment in other long term investments contains additional investments in loans originated by the consumer finance subsidiary. These loans are collateralized by automobiles and other property. At December 31, 1999, the delinquency ratio on the loan portfolio was 1.76%, or $1.0 million. Loans charged off in 1999 totaled $465,535 or 1.1% of the average outstanding loan portfolio. At December 31, 1999, the Company maintained an allowance for loan losses of $637,965 or approximately 1.2% of the outstanding loan balance. Other significant long term investments include assets leased under operating leases, partnership investments and certain other investments.

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

  On the following page is a table which shows the potential effects of interest rate risk. The table is followed by a more detailed discussion of the Company's interest rate risk and equity price risk.

                             ALFA CORPORATION 1999

                     MANAGEMENT'S DISCUSSION AND ANALYSIS                    17

  The estimated fair value of the Company's investment portfolio at December 31, 1999 was $1.157 billion, 70.5% of which was invested in fixed maturities, 9.8% in equity securities, 5.2% in mortgage and collateral loans, 4.6% in short term investments and 9.9% in other long term investments.

  The table below summarizes the Company's interest rate risk and shows the effect of a hypothetical change in interest rates as of December 31, 1999. The selected hypothetical changes do not indicate what would be the potential best or worst case scenarios:



                                                             Estimated             Estimated              Hypothetical
                                        Estimated            Change In          Fair Value After       Percentage Increase
                                      Fair Value at        Interest Rate      Hypothetical Change         (Decrease) in
(Dollars in Thousands)              December 31, 1999    (bp=basis points)      in Interest Rate      Shareholder's Equity
------------------------------------------------------------------------------------------------------------------------------
FIXED MATURITY
INVESTMENTS
------------------------------------------------------------------------------------------------------------------------------
U.S. Treasury Securities and                  $ 33,385      200 bp decrease               $ 38,863                       0.9%
obligations of U.S.                                         100 bp decrease                 35,968                       0.4
government corporations and                                 100 bp increase                 31,008                      (0.4)
agencies                                                    200 bp increase                 28,834                      (0.7)
------------------------------------------------------------------------------------------------------------------------------
Tax-exempt obligations of states,             $181,253      200 bp decrease               $207,535                       6.4%
municipalities and political                                100 bp decrease                194,068                       3.1
subdivisions                                                100 bp increase                169,109                      (3.0)
                                                            200 bp increase                157,763                      (5.7)
------------------------------------------------------------------------------------------------------------------------------
Mortgaged backed securities                   $307,636      200 bp decrease               $334,124                       4.2%
                                                            100 bp decrease                323,203                       2.5
                                                            100 bp increase                290,870                      (2.7)
                                                            200 bp increase                267,244                      (6.4)
------------------------------------------------------------------------------------------------------------------------------
Corporate, taxable municipal                  $291,677      200 bp decrease               $334,291                       6.8%
and other debt securities                                   100 bp decrease                312,211                       3.3
                                                            100 bp increase                272,776                      (3.0)
                                                            200 bp increase                255,626                      (5.7)
------------------------------------------------------------------------------------------------------------------------------
TOTAL FIXED MATURITIES                        $813,951      200 bp decrease               $914,813                      16.0%
                                                            100 bp decrease                865,450                       8.2
                                                            100 bp increase                763,763                      (8.0)
                                                            200 bp increase                709,467                     (16.6)
==============================================================================================================================
MORTGAGE AND                                  $ 60,563      200 bp decrease               $ 65,778                         *
COLLATERAL LOANS                                            100 bp decrease                 63,628                         *
                                                            100 bp increase                 57,263                         *
                                                            200 bp increase                 52,611                         *
==============================================================================================================================
SHORT TERM                                    $ 53,377      200 bp decrease               $ 62,136                         *
INVESTMENTS                                                 100 bp decrease                 57,508                         *
                                                            100 bp increase                 49,576                         *
                                                            200 bp increase                 46,102                         *
==============================================================================================================================
LIABILITIES
------------------------------------------------------------------------------------------------------------------------------
6.00% to 6.13% Commercial Paper               $ 90,289      200 bp decrease               $105,106                         *
                                                            100 bp decrease                 97,278                         *
                                                            100 bp increase                 83,861                         *
                                                            200 bp increase                 77,983                         *
------------------------------------------------------------------------------------------------------------------------------
Short Term Notes Payable                      $ 13,147      200 bp decrease               $ 15,304                         *
                                                            100 bp decrease                 14,164                         *
                                                            100 bp increase                 12,211                         *
                                                            200 bp increase                 11,355                         *
==============================================================================================================================

*Changes in estimated fair value have no impact on shareholders' equity.

                             ALFA CORPORATION 1999

18                     MANAGEMENT'S DISCUSSION AND ANALYSIS

INTEREST RATE RISK

  The Company's fixed maturity investments and borrowings are subject to interest rate risk. Increases and decreases in interest rates typically result in decreases and increases in the fair value of these financial instruments.

  The Company's fixed income portfolio is invested predominantly in high quality corporate, mortgage-backed, government and municipal bonds. The fixed income portfolio has an average effective duration of 6.25 years and an average quality rating of AA. The changes in the fair market value of the fixed maturity portfolio are presented as a component of shareholders' equity in accumulated other comprehensive income, net of taxes.

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

  At December 31, 1999, the Company's equity portfolio was concentrated in terms of the number of issuers and industries. At December 31, 1999, the Company's top ten equity holdings represented $59.2 million or 52.7% of the equity portfolio. Investments in the financial industry represented 20.7% of the equity portfolio at December 31, 1999. Such concentration can lead to higher levels of short-term price volatility. Due to its long-term investment focus, the Company is not as concerned with short-term volatility as long as its subsidiaries' ability to write business is not impaired.

  The table below summarizes the Company's equity price risk and shows the effect of a hypothetical 20% increase and a 20% decrease in market prices as of December 31, 1999. The selected hypothetical changes do not indicate what could be the potential best or worse case scenarios:

    Estimated                          Estimated           Hypothetical
  Fair Value of                     Fair Value After   Percentage Increase
Equity Securities   Hypothetical     Hypothetical         (Decrease) in
   at 12/31/99      Price Change    Change in Prices   Stockholders' Equity
----------------------------------------------------------------------------
                            (dollars in thousands)

$113,175            20% increase        $135,810               3.6%
                    20% decrease        $ 90,540              (3.6%)

INCOME TAXES

  The effective tax rate was 29.9% in 1999, 31.9% in 1998 and 31.3% in 1997. The increase in income tax expense in 1999 over 1998 and in 1998 compared to 1997 is due primarily to the increase in income before provision for income taxes in both years. The fluctuation in the effective rate is due to the relative mix of taxable versus tax-exempt income. The effective rate has also been impacted by increased tax preference credits on certain investments.

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

                             ALFA CORPORATION 1999

                     MANAGEMENT'S DISCUSSION AND ANALYSIS                     19

believes the ultimate exposure to loss from interest rate fluctuations is not significant.

  On October 25, 1993, the Company established a Stock Option Plan, pursuant to which a maximum aggregate of 2,000,000 shares of common stock have been reserved for grant of options to key personnel. The plan expires on October 24, 2003.
The Company granted 783,400 such options on October 25, 1993, 80,000 options on March 28, 1994, 80,000 options on March 27, 1995, 80,000 options on April 18, 1996, 75,000 options on February 18, 1997, 452,500 options on March 23, 1998,
167,500 options on April 22, 1999, and 8,000 options on October 25, 1999. The options ratably become exercisable annually over three years, and may not be exercised after ten years after the date of award. At December 31, 1999, there had been 167,782 options exercised, 993,695 options were exercisable and 73,067 had been cancelled leaving 346,667 options available for grant under the plan.

  In October 1989, the Company's Board of Directors approved a stock repurchase program authorizing the repurchase of up to 2,000,000 shares of its outstanding common stock in the open market or in negotiated transactions in such quantities and at such times and prices as management may decide. In March 1999, the Board increased the number of shares authorized for repurchase by 2,000,000. During 1999, the Company repurchased 1,389,400 shares at a cost of $24,157,205. At December 31, 1999, the Company had repurchased 2,509,000 shares at a cost of $29,207,446. The Company has reissued 167,782 treasury shares as a result of option exercises.

  Total borrowings increased $36.6 million in 1999 to $103.4 million. The majority of the short term debt is commercial paper issued by the Company. At December 31, 1999 the Company had approximately $90.3 million in commercial paper at rates ranging from 6.0% to 6.13% with maturities ranging from January 10, 2000 to January 31, 2000. The Company intends to continue to use the commercial paper program to fund the consumer loan portfolio and other corporate short term needs. Backup lines of credit are in place up to $100 million. The backup lines agreements contain usual and customary covenants requiring the Company to meet certain operating levels. The Company has maintained full compliance with all such covenants. The Company has an A-1+, P-1 commercial paper rating from Standard & Poor's and Moody's Investors Service. The commercial paper is guaranteed by an affiliate, Alfa Mutual Insurance Company. In addition, the Company had $13.0 million in short-term debt outstanding to affiliates at December 31, 1999 with interest equal to commercial paper rates payable monthly and $105,162 outstanding in other short-term debt at a rate of 7.0%.

  Cash surrenders paid to policyholders on a statutory basis totaled $13.7 million in 1999 and $12.2 million in 1998. This level of surrenders is within the Company's pricing expectations. Historical persistency rates indicate a
normal pattern of surrender activity in 1999, 1998 and 1997.   The structure of
the surrender charges is such that persistency is encouraged. The majority of the policies in force have surrender charges which grade downward over a 12 to 15 year period. In addition, the majority of the in-force business is interest sensitive type policies which generally have lower rates of surrender. At December 31, 1999 the total amount of cash that would be required to fund all amounts subject to surrender was approximately $371.6 million.

  The Company's business is concentrated geographically in Alabama, Georgia and Mississippi. Accordingly, unusually severe storms or other disasters in these contiguous states might have a more significant effect on the Company than on a more geographically diversified insurance company. Unusually severe storms, other natural disasters and other events could have an adverse impact on the Company's financial condition and operating results. However, the Company's current catastrophe protection program, which began November 1, 1996, reduced the earnings volatility caused by such catastrophe exposures.

  Increasing public interest in the availability and affordability of insurance has prompted legislative, regulatory and judicial activity in several states. This includes efforts to contain insurance prices, restrict underwriting practices and risk classifications, mandate rate reductions and refunds, eliminate or reduce exemptions from antitrust laws and generally expand regulation. Because of Alabama's low automobile rates as compared to rates in most other states, the Company does not expect the type of punitive legislation and initiatives found in some states to be a factor in its primary market in the immediate future. During the second quarter of 1999, the Alabama legislature passed a tort reform package that should help to curb some of the excessive litigation experienced in recent years. In addition, a mandatory insurance bill was passed to require motorists to obtain insurance coverage beginning in June 2000. Such a requirement could affect both the revenues and losses incurred by the Company in the future. Although the full extent or impact is not possible to predict, the Company believes any impact on future results will not be significant.

YEAR 2000

  To resolve any year 2000 issues, the Company identified all of its mission critical systems, which are accounting, agent compensation, claims, investment management, life policy administration, loan processing, payment processing, payroll processing, field and home office personal computers and any related programs, postal software, and property/casualty policy administration. Over the last six years, each of these mission critical systems underwent intensive analysis, including research, remediation and programming, and system testing. All phases were completed prior to the close of 1999. The Company also addressed year 2000 issues related to material relationships with third party vendors and suppliers and obtained assurances that such issues were addressed.

                             ALFA CORPORATION 1999

20                     MANAGEMENT'S DISCUSSION AND ANALYSIS

  Due to the length of the process, the number of employees and resources devoted to the efforts and the time spent, it is not practicable to know the exact amount of costs attributable to the year 2000 issue. However, the Company estimates that it spent approximately $3.1 million during the course of the last six years and approximately $1.3 million in 1999. These costs were expensed as incurred throughout the process and absorbed into the Company's operations with no significant adverse impact on its financial condition or operating results.

  Thus far, in 2000, the Company has experienced no interruption in its ability to process its business and pay its claims on a timely basis and believes all its mission critical systems are year 2000 compliant. The Company developed a contingency plan to allow it to conduct its business should either limited or extensive adverse conditions have occurred from year 2000 issues and will continue to be able to utilize such a plan should any unforeseen circumstances arise. The resources utilized to address year 2000 issues caused some normal operational enhancements and systems development to be deferred or delayed. However, any systems maintenance or statutory required updates were performed on a timely basis.

FINANCIAL ACCOUNTING DEVELOPMENTS

  The Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, in June 1998.
This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in investment securities and other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative will be included in either earnings or other comprehensive income depending on the intended use of the derivative instrument. The Company is currently evaluating this standard, which, as amended by SFAS No. 137, is effective for the Company January 1, 2001.

INFORMATION ABOUT FORWARD-LOOKING STATEMENTS

  Any statement contained in this report which is not a historical fact, or which might otherwise be considered an opinion or projection concerning the Company or its business, whether express or implied, is meant as and should be considered a forward-looking statement as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions and opinions concerning a variety of known and unknown risks, including but not necessarily limited to changes in market conditions, natural disasters and other catastrophic events, increased competition, changes in availability and cost of reinsurance, changes in governmental regulations, technological changes, political and legal contingencies and general economic conditions, as well as other risks and uncertainties more completely described in the Company's filings with the Securities and Exchange Commission, including this Annual Report on Form 10-K. If any of these assumptions or opinions prove incorrect, any forward-looking statements made on the basis of such assumptions or opinions may also prove materially incorrect in one or more respects and may cause actual future results to differ materially from those contemplated, projected, estimated or budgeted in such forward-looking statements.

                             ALFA CORPORATION 1999

                         CONSOLIDATED BALANCE SHEETS                          21

                                                                                                 December 31,
                                                                                   -------------------------------------------
                                                                                         1999                      1998
                                                                                   -------------------------------------------
ASSETS
Investments:
 Fixed Maturities held for investment, at amortized cost
  (market value $1,079,667 in 1999 and $1,560,903 in 1998)                         $    1,030,931            $    1,471,113
 Fixed Maturities available for sale, at market value
  (amortized cost $847,589,381 in 1999 and $741,583,948 in 1998)                      812,871,523               774,346,360
 Equity Securities available for sale, at market value (cost $53,053,370 in 1999
  and $40,833,150 in 1998)                                                            113,175,338               103,055,465
 Mortgage Loans on Real Estate                                                            305,079                   404,432
 Investment Real Estate (net of accumulated depreciation
  of $1,198,489 in 1999 and $1,587,634 in 1998)                                         2,004,405                 1,482,647
 Policy Loans                                                                          42,820,247                38,645,185
 Other Long-term Investments                                                          129,629,607               110,022,016
 Short-term Investments                                                                53,376,923                54,637,029
                                                                                   -------------------------------------------
  Total Investments                                                                 1,155,214,053             1,084,064,247
Cash                                                                                    6,649,914                 5,948,409
Accrued Investment Income                                                              12,828,094                11,394,940
Accounts Receivable                                                                    12,977,124                23,378,825
Reinsurance Balances Receivable                                                         2,152,839                 1,121,089
Due from Affiliates                                                                     2,199,863                 1,677,667
Deferred Policy Acquisition Costs                                                     136,016,688               114,141,870
Other Assets                                                                            7,308,110                 4,932,090
                                                                                   -------------------------------------------
  Total Assets                                                                     $1,335,346,685            $1,246,659,137
                                                                                   ===========================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Policy Liabilities and Accruals                                                    $  601,978,858            $  548,428,408
Unearned Premiums                                                                     114,802,464               105,464,480
Dividends to Policyholders                                                              9,723,114                 9,337,982
Premium Deposit and Retirement Deposit Funds                                            5,758,230                 6,217,463
Deferred Income Taxes                                                                  24,360,697                41,788,715
Other Liabilities                                                                      52,698,161                44,677,579
Due to Affiliates                                                                      13,921,769                   318,113
Commercial Paper                                                                       90,289,198                57,259,518
Notes Payable                                                                             105,162                   106,765
Notes Payable to Affiliates                                                            13,041,571                 9,438,129
                                                                                   -------------------------------------------
  Total Liabilities                                                                   926,679,224               823,037,152
                                                                                   -------------------------------------------

Commitments and Contingencies (Notes 1, 3, 9 and 12)

Stockholders' Equity:
 Preferred Stock, $1 par value
  Shares Authorized: 1,000,000
  Issued: None
 Common Stock, $1 par value
  Shares Authorized: 110,000,000
  Issued: 41,891,512
  Outstanding: 1999 - 39,542,294; 1998 - 40,879,911                                    41,891,512                41,891,512
 Capital in Excess of Par Value                                                        22,820,889                22,355,934
 Accumulated Other Comprehensive Income                                                20,407,812                57,577,202
 Retained Earnings                                                                    351,923,507               306,268,833
 Treasury Stock: at Cost (shares, 1999 - 2,349,218; 1998 - 1,011,601)                 (28,376,259)               (4,471,496)
                                                                                   -------------------------------------------
  Total Stockholders' Equity                                                          408,667,461               423,621,985
                                                                                   -------------------------------------------
  Total Liabilities and Stockholders' Equity                                       $1,335,346,685            $1,246,659,137
                                                                                   ===========================================

The accompanying notes are an integral part of these financial statements.

                             ALFA CORPORATION 1999

22                      CONSOLIDATED STATEMENTS OF INCOME

                                                                                          For the Years Ended December 31,
                                                                                    ---------------------------------------------
                                                                                        1999            1998            1997
                                                                                    ---------------------------------------------
Revenues
 Premiums - Property and Casualty Insurance                                         $356,970,311    $345,739,616    $330,305,948
 Premiums and Policy Charges - Life Insurance                                         48,359,640      46,098,666      40,659,098
 Net Investment Income                                                                67,807,030      62,511,658      57,528,669
 Realized Investment Gains                                                             5,060,396       4,397,533       3,356,231
 Other Income                                                                          4,063,970       2,238,096       2,159,683
                                                                                    ---------------------------------------------
  Total Revenues                                                                     482,261,347     460,985,569     434,009,629
                                                                                    ---------------------------------------------

Benefits and Expenses
 Benefits & Settlement Expenses                                                      281,715,997     277,900,636     266,077,956
 Dividends to Policyholders                                                            3,193,463       3,236,089       3,165,092
 Amortization of Deferred Policy Acquisition Costs                                    60,202,522      57,821,043      55,997,727
 Other Operating Expenses                                                             45,071,909      38,762,883      31,969,232
                                                                                    ---------------------------------------------
  Total Expenses                                                                     390,183,891     377,720,651     357,210,007
                                                                                    ---------------------------------------------

Income Before Provision for Income Taxes                                              92,077,456      83,264,918      76,799,622
Provision for Income Taxes                                                            27,519,994      26,549,227      24,005,989
                                                                                    ---------------------------------------------
  Net Income                                                                        $ 64,557,462    $ 56,715,691    $ 52,793,633
                                                                                    =============================================

  Net Income Per Share - Basic                                                             $1.61           $1.39           $1.29
                                                                                    =============================================

  Net Income Per Share - Diluted                                                           $1.60           $1.38           $1.29
                                                                                    =============================================

Weighted Average Shares Outstanding - Basic                                           39,980,880      40,834,232      40,787,047
                                                                                    =============================================

Weighted Average Shares Outstanding - Diluted                                         40,235,690      41,148,258      40,930,894
                                                                                    =============================================

The accompanying notes are an integral part of these financial statements.

                             ALFA CORPORATION 1999

               CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME                23

                                                                                  For the Years Ended December 31,
                                                                              ---------------------------------------
                                                                                  1999           1998         1997
                                                                              ---------------------------------------
Net Income                                                                    $ 64,557,462   $56,715,691  $52,793,633

Other Comprehensive Income, net of tax:
Unrealized Investment (Losses)/Gains on Securities Available for Sale          (33,880,133)    3,505,632   25,184,769

Less: Reclassification Adjustment for Realized Investment Gains                  3,289,257     2,858,396    2,181,550
                                                                              ---------------------------------------

Total Other Comprehensive (Loss)/Income                                        (37,169,390)      647,236   23,003,219
                                                                              ---------------------------------------

Total Comprehensive Income                                                    $ 27,388,072   $57,362,927  $75,796,852
                                                                              =======================================

The accompanying notes are an integral part of these financial statements.

                             ALFA CORPORATION 1999

24               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                             Accumulated
                                                                Capital in      Other
                                                     Common      Excess of   Comprehensive    Retained     Treasury
                                                      Stock      Par Value   Income (Loss)    Earnings       Stock         Total
                                                   --------------------------------------------------------------------------------
Balance, December 31, 1996                         $41,891,512  $21,281,323  $ 33,926,747   $230,839,897  ($4,627,670) $323,311,809

Comprehensive Income
 Net Income                                                                                   52,793,633                 52,793,633
 Other Comprehensive Income, net of tax
  Change in Net Unrealized Investment
  Gains (Losses)                                                               23,003,219                                23,003,219

Dividends to Stockholders
($.3975 per share)                                                                           (16,212,717)               (16,212,717)


Exercise of Stock Options                                            19,875                                    15,375        35,250
                                                   --------------------------------------------------------------------------------

Balance, December 31, 1997                          41,891,512   21,301,198    56,929,966    267,420,813   (4,612,295)  382,931,194

Comprehensive Income
 Net Income                                                                                   56,715,691                 56,715,691
 Other Comprehensive Income, net of tax
  Change in Net Unrealized Investment
  Gains (Losses)                                                                  647,236                                   647,236

Dividends to Stockholders
($.4375 per share)                                                                           (17,867,671)               (17,867,671)


Purchase of Treasury Stock
 (22,000 shares)                                                                                             (419,471)     (419,471)


Exercise of Stock Options                                         1,054,736                                   560,270     1,615,006
                                                   --------------------------------------------------------------------------------

Balance, December 31, 1998                          41,891,512   22,355,934    57,577,202    306,268,833   (4,471,496)  423,621,985

Comprehensive Income
 Net Income                                                                                   64,557,462                 64,557,462
 Other Comprehensive Income, net of tax
  Change in Net Unrealized Investment
  Gains (Losses)                                                              (37,169,390)                              (37,169,390)


Dividends to Stockholders
($.4725 per share)                                                                           (18,902,788)               (18,902,788)


Purchase of Treasury Stock
 (1,389,400 shares)                                                                                       (24,157,205)  (24,157,205)


Exercise of Stock Options                                           464,955                                   252,442       717,397
                                                   --------------------------------------------------------------------------------

Balance, December 31, 1999                         $41,891,512  $22,820,889  $ 20,407,812   $351,923,507 ($28,376,259) $408,667,461
                                                   ================================================================================

The accompanying notes are an integral part of these financial statements.

                             ALFA CORPORATION 1999

                    CONSOLIDATED STATEMENTS OF CASH FLOWS                     25

                                                                                    For the Years Ended December 31,
                                                                       ---------------------------------------------------------
                                                                            1999                1998              1997
                                                                       ---------------------------------------------------------
Cash Flows from Operating Activities:
 Net Income                                                            $  64,557,462      $  56,715,691      $  52,793,633
 Adjustments to Reconcile Net Income to Net Cash
  Provided by Operating Activities:
   Policy Acquisition Costs Deferred                                     (71,159,530)       (66,613,244)       (63,576,796)
   Amortization of Deferred Policy Acquisition Costs                      60,202,522         57,821,043         55,997,727
   Depreciation and Amortization                                           1,805,614          2,973,249          4,488,679
   Provision for Deferred Taxes                                            2,374,322          3,240,151          1,411,344
   Interest on Policyholders' Funds                                       18,356,050         16,127,589         14,127,507
   Net Realized Investment Gains                                          (5,060,396)        (4,397,533)        (3,356,231)
   Other                                                                   2,223,658          2,296,826          2,306,276
   Changes in Operating Assets and Liabilities:
    (Increase) in Accrued Investment Income                               (1,433,154)          (280,568)        (1,082,097)
    (Increase) Decrease in Accounts Receivable                            (1,636,992)            12,929         (1,616,291)
    (Increase) Decrease in Reinsurance Balances Receivable                (1,031,750)            10,922            557,643
    (Increase) Decrease in Amounts Due from Affiliates                      (522,196)           827,490            204,335
    Increase in Amounts Due to Affiliates                                 13,603,656            318,113
    (Increase) Decrease in Other Assets                                   (2,376,020)          (425,730)           357,942
    Increase in Liability for Policy Reserves                             13,673,665         10,869,716         17,694,934
    Increase in Liability for Unearned Premiums                            9,337,984          7,795,210          4,723,904
    (Decrease) Increase in Amounts Held for Others                           (74,101)            42,657           (401,572)
    Increase in Other Liabilities                                          8,252,520          8,556,929          4,075,892
                                                                       ----------------------------------------------------
   Net Cash Provided by Operating Activities                             111,093,314         95,891,440         88,706,829
                                                                       ----------------------------------------------------

Cash Flows from Investing Activities:
 Maturities and Redemptions of Fixed Maturities Held for Investment          449,765            536,451            810,279
 Maturities and Redemptions of Fixed Maturities Available for Sale       106,439,215         78,974,370         46,658,709
 Maturities and Redemptions of Other Investments                         155,933,514        129,559,926        105,534,625
 Sales of Fixed Maturities Available for Sale                              9,392,842         59,787,112         26,157,682
 Sales of Other Investments                                               66,265,802         71,659,811         47,218,250
 Purchase of Fixed Maturities Available for Sale                        (218,821,947)      (179,855,611)      (193,675,998)
 Purchase of Other Investments                                          (257,043,582)      (185,735,095)      (154,426,039)
 Net (Increase) Decrease in Short-term Investments                        (9,561,593)       (18,433,677)        15,050,033
 Net Decrease (Increase) in Receivable/Payable on Securities              22,628,454        (22,071,686)        (2,180,776)
                                                                       ----------------------------------------------------
   Net Cash (Used in) Investing Activities                              (124,317,530)       (65,578,399)      (108,853,235)
                                                                       ----------------------------------------------------

Cash Flows from Financing Activities:
 Increase (Decrease) in Commercial Paper                                  33,029,680        (32,262,211)        15,940,766
 (Decrease) in Notes Payable                                                  (1,603)        (1,871,259)          (231,934)
 Increase (Decrease) in Notes Payable to Affiliates                        3,603,442           (694,059)          (696,438)
 Stockholder Dividends Paid                                              (18,902,788)       (17,867,671)       (16,212,717)
 Purchase of Treasury Stock                                              (24,157,205)          (419,471)
 Proceeds from Exercise of Stock Options                                     610,217          1,299,329             35,250
 Deposits of Policyholders' Funds                                         59,732,767         58,049,561         55,798,414
 Withdrawal of Policyholders' Funds                                      (39,988,789)       (36,419,448)       (33,090,461)
                                                                       ----------------------------------------------------
   Net Cash Provided by (Used in) Financing Activities                    13,925,721        (30,185,229)        21,542,880
                                                                       ----------------------------------------------------
Net Increase in Cash                                                         701,505            127,812          1,396,474
Cash - Beginning of Period                                                 5,948,409          5,820,597          4,424,123
                                                                       ----------------------------------------------------
Cash - End of Period                                                   $   6,649,914      $   5,948,409      $   5,820,597
                                                                       ====================================================

Supplemental Disclosures of Cash Flow Information:
Cash Paid During the Year for:
 Interest                                                              $   3,933,097      $   4,539,523      $   4,978,901
 Income Taxes                                                          $  25,799,500      $  22,397,000      $  24,642,566

The accompanying notes are an integral part of these financial statements.

                             ALFA CORPORATION 1999

26                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The accompanying consolidated financial statements are prepared on the basis of generally accepted accounting principles. Such principles differ from statutory reporting practices prescribed by the National Association of Insurance Commissioners (NAIC) and state regulatory authorities.

  The accompanying consolidated financial statements include, after intercompany eliminations, Alfa Corporation and its wholly-owned subsidiaries, Alfa Life Insurance Corporation (Life), Alfa Insurance Corporation, Alfa General Insurance Corporation, Alfa Financial Corporation (Financial), Alfa Investment Corporation, Alfa Builders, Inc. (Builders), Alfa Realty, Inc. (Realty), Alfa Agency Mississippi, Inc., and Alfa Benefits Corporation (ABC). The Company's primary market area is Alabama, Georgia and Mississippi.

Nature of Operations

  Alfa Corporation operates predominantly in the insurance industry. Its insurance subsidiaries write life insurance in Alabama, Georgia and Mississippi and property and casualty insurance in Georgia and Mississippi. The Company's noninsurance subsidiaries are engaged in consumer financing, leasing, real estate investments, residential and commercial construction, real estate sales and benefit services for the Alfa Group. As more fully discussed in Note 2, its property and casualty insurance business is pooled with that of the Alfa Mutual Insurance Companies which write property and casualty business in Alabama. The Company's business is concentrated geographically in Alabama, Georgia and Mississippi. Approximately $365 million of premiums and policy charges representing 90% of such amounts in 1999 were from policies written in Alabama. Accordingly, unusually severe storms or other disasters in this state might have a more significant effect on the Company than on a more geographically diversified insurance company and could have an adverse impact on the Company's financial condition and operating results. Increasing public interest in the availability and affordability of insurance has prompted legislative, regulatory and judicial activity in several states. This includes efforts to contain insurance prices, restrict underwriting practices and risk classifications, mandate rate reductions and refunds, eliminate or reduce exemptions from antitrust laws and generally expand regulation. Because of Alabama's low automobile rates as compared to rates in most other states, the Company does not expect the type of punitive legislation and initiatives found in some states to be a factor in its primary market in the immediate future.

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

Policy Acquisition Costs

  Commissions and other costs of acquiring insurance that vary with and are primarily related to the production of new and renewal business have been deferred. Traditional life insurance acquisition costs are being amortized over the premium payment period of the related policies using assumptions consistent with those used in computing policy benefit reserves. Acquisition costs for universal life type policies are being amortized over the lives of the policies in relation to the present value of estimated gross profits which are determined based upon surrender charges and investment, mortality, and expense margins. Acquisition costs for property and casualty insurance are amortized over the period in which the related premiums are earned. Investment income is considered, if necessary, in the determination of the recoverability of deferred policy acquisition costs.

Investments

  Fixed maturities held to maturity include investments which the Company has both the ability and positive intent to hold until maturity; such securities are reported at amortized cost. Securities available for sale include investments which the Company may elect to sell prior to maturity and are reported at their current fair value. The unrealized gains or losses on these securities are reflected as accumulated other comprehensive income within stockholders' equity, net of taxes. Furthermore, deferred acquisition costs are adjusted to reflect the effect that would have been recognized had the unrealized holding gains and losses been realized. This adjustment to deferred acquisition costs results in a corresponding adjustment to comprehensive income. Investment income on mortgage-backed securities includes amortization and accretion of premiums and discounts using a method that approximates a level yield, taking into consideration assumed prepayment patterns.

                             ALFA CORPORATION 1999

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                  27

(Note 1, continued)

  Equity securities (common and non-redeemable preferred stocks) are carried at fair value, real estate is carried at cost less accumulated depreciation and mortgage loans and policy loans are carried at unpaid principal balances. Long term investments include installment loans, carried at unpaid principal balance, leased assets, carried at cost less accumulated depreciation and partnerships, accounted for on the equity method.

  Declines in market values of fixed maturities and equity securities deemed to be other than temporary are recognized in the determination of net income. Realized gains and losses on sales of investments are recognized in net income using the specific identification method. Depreciation on real estate is calculated using the straight-line method over the estimated useful lives of the assets.

  The Company has a put option and a covered call option writing program. Premiums received from options written are carried at fair value as a liability with net unrealized gains or losses reflected as accumulated other comprehensive income within stockholders' equity, net of taxes. Realized gains and losses on call options written are recognized in net income upon settlement of the option contract. The put option contract premium, if exercised, lowers the purchase price of the stock, however, if the contract is not exercised a realized gain is recognized in net income upon expiration. The option program is used only in certain circumstances to hedge against volatility in equity securities. The Company had $914,049 in options outstanding at December 31, 1999.

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

Use of Estimates in the Preparation of the Financial Statements

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are particularly important in determining the reserves for future policy benefits, losses and loss adjustment expenses and deferred policy acquisition costs. Actual results could differ from those estimates.

Earnings Per Share

  Basic EPS is computed by dividing net income by the weighted average number of shares outstanding. Diluted EPS is computed similarly except that the shares outstanding is increased to give effect to all potentially dilutive shares that would have been outstanding if such shares had been issued. The weighted average diluted shares outstanding include potentially diluted shares which total 254,810 shares in 1999, 314,206 shares in 1998 and 143,847 shares in 1997, all of which are employee stock options outstanding during each period presented (See Note 14).

Cash

  Cash consists of demand deposits at banks. Short-term investments with maturities of three months or less are considered to be investments and are not considered to be cash or cash equivalents for the purposes of the statements of cash flows.

Other

  Certain reclassifications have been made to 1998 and 1997 amounts in order to conform to 1999 classifications and descriptions.

                             ALFA CORPORATION 1999

28                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. POOLING AGREEMENT

  Effective August 1, 1987, the Company entered into a property and casualty insurance Pooling Agreement (the "Pooling Agreement") with Alfa Mutual Insurance Company (Mutual), and other members of the Mutual Group (See Note 3). The Mutual Group is a direct writer primarily of personal lines of property and casualty insurance in Alabama. The Company's subsidiaries similarly are direct writers in Georgia and Mississippi. Both the Mutual Group and the Company write preferred risk automobile, homeowner, farmowner and mobile home insurance, fire and allied lines, standard risk automobile and homeowner insurance, and a limited amount of commercial insurance, including church, and businessowner
insurance.   Under the terms of the Pooling Agreement, the Company cedes to
Mutual all of its property and casualty business. Substantially all of the Mutual Group's direct property and casualty business (together with the property and casualty business ceded by the Company) is included in the pool. Mutual currently retrocedes 65% of the pool to the Company and retains 35% within the Mutual Group. On October 1, 1996, the Pooling Agreement was amended in conjunction with the restructuring of the Alfa Insurance Group's catastrophe protection program. Effective November 1, 1996, the allocation of catastrophe costs among the members of the pool was changed to better reflect the economics of catastrophe finance. The amendment limits Alfa Corporation's participation in any single catastrophic event or series of storms to its pool share (65%) of $10 million unless the loss exceeds $249 million on a 100% basis in which case the Company's share in the loss would be based upon its amount of surplus relative to the other members of the group. Currently, the Company's share of losses exceeding $249 million would be 13%. Effective July 1, 1999, due to increases in insured property risks, an amendment was made increasing Alfa Corporation's participation limits from its pool share of the $10 million level to $11 million. No catastrophe losses were incurred in either 1999 or 1997. Alfa Group pooled catastrophe losses for 1998 totaled $45 million. The Company's share of such losses totaled $6.5 million. The Company's participation in the Pooling Agreement may be changed or terminated without the consent or approval of the Company's shareholders, and the Pooling Agreement may be terminated by any party thereto upon 90 days notice.

  As a result of the Pooling Agreement, the Company had a receivable of $824,156 from and a payable of $318,113 to the Mutual Group at December 31, 1999 and December 31, 1998, respectively, for cash transactions originating in December and settled the following month. Approximately 83.2% of the Company's property and casualty premium income and 73.3% of its total premium income for 1999 was derived from the Company's participation in the Pooling Agreement.

3. RELATED PARTY TRANSACTIONS

  Mutual owns 40.8% and Alfa Mutual Fire (Fire) owns 10.1% of the Company's common stock. The Board of Directors of the Company consists of eleven members, six of whom serve as Directors of Mutual, Fire and Alfa Mutual General (General) (collectively, the Mutual Group) and two of whom at December 31, 1999 were executive officers of the Company. Two of the Company's directors and most of the Company's executive officers, including the Company's President, also hold the same positions with Mutual, Fire and General. The Company paid stockholder dividends to Mutual and Fire totaling $9,572,845 in 1999, $9,058,798 in 1998 and $8,234,938 in 1997.

  The Company repurchased 564,400 shares and 11,000 shares of its common stock at a cost of $9,820,192 and $209,917 in 1999 and 1998, respectively, from the Mutual Group under its stock repurchase program (See Note 10).

  The Mutual Group and the Company's insurance subsidiaries are considered an insurance company holding system with Mutual being the controlling party under the Alabama Insurance Holding Company Systems Regulatory Act and their activities and transactions are subject to reporting, examination and regulation thereunder.

  Under a Management and Operating Agreement, Mutual provides substantially all facilities, management and other operational services to the Company and its subsidiaries and to other companies associated with Mutual. Most of the personnel providing management services to the Company are full-time employees of, and are directly compensated by, Mutual. The Company's business is substantially integrated with that of Mutual, Fire and General. Mutual periodically conducts time usage and other special expense allocation studies. Mutual charges the Company for both its allocated and direct salaries, employee benefits and other expenses, including those for the use of office facilities. The amounts paid by the Company to Mutual under the Management and Operating Agreement were approximately $33.0 million in 1999, $32.1 million in 1998 and $27.7 million in 1997. In Alabama, the Company's life insurance agents are career employees of Mutual. The Company reimburses Mutual for the full amount of all its agents' commissions paid by Mutual for the sale of the Company's insurance products.

  Until January 31, 1997, Mutual's employees were covered by a group life insurance plan provided by Life. Group life insurance premium paid to Life was approximately $1.7 million in 1996. On February 1, 1997, Mutual began covering its employees with a Corporate Owned Life Insurance (COLI) plan utilizing Life's universal life product. Premiums paid to Life totaled approximately $14.8 million in 1999, $13.9 million in 1998 and $13.2 million in 1997. Policy charges recorded from such premiums totaled approximately $2.2 million in 1999, $2.1 million in 1998 and $1.9 million in 1997. Policy reserves and insurance in force on the COLI plan at December 31, 1999 were approximately $37.9 million and $383.7 million, respectively. In 1997, Life refunded the remaining experience reserve on the group plan of approximately $2.1 million to Mutual. Certain of Mutual's employees and those of the affiliated Alabama Farmers Federation not covered by the COLI plan are covered by group life insurance provided by Life. Group life insurance premiums paid to Life totaled $322,921 in 1999, $364,125 in 1998 and $345,434 in 1997. Policy reserves and insurance in force on this plan at December 31, 1999 were approximately $69,000 and $38.4 million, respectively.

                             ALFA CORPORATION 1999

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                  29

(Note 3, continued)

  Certain of the Company's subsidiaries purchase property insurance and general liability insurance protection from Mutual and Fire. The annual premium paid for such policies totaled approximately $155,000 in 1999, $71,000 in 1998 and $62,000 in 1997.

  During 1999, the Company formed a new subsidiary, Alfa Benefits Corporation
(ABC), in an effort to improve the controls over employee benefits and related payments, to simplify and consolidate the accounting and recordkeeping function, and to improve operating efficiencies. As a result, the accrued benefit liabilities held by the various Alfa property and casualty entities and their related assets were transferred to ABC. At December 31, 1999, the amount of such transfers totaled $13.7 million.

  The Company's consumer finance and leasing subsidiary (Financial) leases equipment, automobiles, furniture and other property to the Mutual Group. The Mutual Group paid $1,440,274 in 1999, $1,799,823 in 1998 and $2,010,969 in 1997
under these leases. The Mutual Group invests in automobile and other installment loans issued and serviced by Financial. The amount invested by the Mutual Group in such loans was $4,441,571 and $438,129 at December 31, 1999 and 1998, respectively. Interest paid by Financial to the Mutual Group was $52,789 in 1999, $44,365 in 1998 and $109,576 in 1997. The Mutual Group's sponsoring organization, the Alabama Farmers Federation (Federation), and Alfa Services, Inc., a Federation subsidiary, invest in short-term lines of credit with the Company and Financial. The balance outstanding on these lines of credit included in notes payable to affiliates was $8,600,000 and $9,000,000 at
December 31, 1999 and 1998, respectively.   Interest paid by the Company and
Financial to the Federation and its subsidiary was $449,484 in 1999, $516,610 in 1998 and $489,125 in 1997. The Mutual Group is a partner in a real estate partnership, which in 1996 established a revolving line of credit with Financial of $1.0 million at a rate of interest equal to the Company's commercial paper rate plus 1.0%. At December 31, 1999 and 1998, the amount loaned to the partnership under the line of credit was $10,000 and $345,000, respectively. Interest paid to Financial was $17,031 in 1999 and $27,560 in 1998 and $27,853 in 1997. Interest accrued in 1996 by Financial from such loan was $1,919, which was paid in January 1997. In 1997, Mutual established a revolving line of credit with Financial of $20 million at a rate of interest equal to the one month London Interbank Offered Rate (LIBOR) plus .75%. At December 31, 1999, the outstanding balance on this line of credit was $1,000,000. No balance was unpaid at December 31, 1998. Interest paid in 1999 and 1998 to Financial was $123,196 and $237,984, respectively. Interest accrued in 1997 by Financial from such loan was $47,860.

  The Company's real estate construction subsidiary (Builders) contracts with the Mutual Group for the construction of certain commercial facilities. The Mutual Group paid $5,048,774 in 1999, $934,687 in 1998 and $1,943,560 in 1997 to
Builders under such contracts. The Company's commercial real estate sales subsidiary (Realty) receives commissions for sales and leasing of certain of the Mutual Group's commercial facilities. The Mutual Group paid $27,630 in 1999, $128,878 in 1998 and $185,029 in 1997 for such sales services.

  The Company periodically has investment transactions with the Mutual Group. In 1997, the Company purchased securities totaling $7,796,291 from the Mutual Group at market value. No such transactions occurred in 1998 or 1999. The Company is a partner in Alfa Investors Partnership with the Mutual Group. The amount invested in the partnership was $15.9 million and $15.4 million at December 31, 1999 and 1998, respectively. The Company had committed to fund up to $4.7 million additional investment in the partnership at December 31, 1999. The Company received a distribution from the partnership in the form of common stock valued at $1,151,614 in 1999. The Company's life subsidiary is the general partner in two investment partnerships with a Charitable Remainder Unit Trust created by Mutual. The amount invested in the partnerships was $705,471 and $660,482 at December 31, 1999 and 1998, respectively.

                             ALFA CORPORATION 1999

30                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. INVESTMENTS

Net investment income is summarized as follows:


                                                                     1999          1998           1997
                                                               --------------------------------------------
Fixed maturities:
 Held for investment                                           $    110,826   $    158,978   $    223,979
 Available for sale                                              56,947,170     53,200,860     48,732,496
                                                               --------------------------------------------
  Total fixed maturities                                         57,057,996     53,359,838     48,956,475
Equity securities                                                 2,045,809      2,053,964      2,393,257
Mortgage loans on real estate                                        40,021         41,061         62,814
Investment real estate                                              260,864        306,690        401,937
Policy loans                                                      3,099,769      2,690,979      2,594,516
Other long-term investments                                      13,455,674     13,206,934     13,073,001
Short-term investments                                            2,875,953      1,971,630      1,501,606
                                                               --------------------------------------------
Total investment income                                          78,836,086     73,631,096     68,983,606
Investment expenses, including interest expense                 (11,029,056)   (11,119,438)   (11,454,937)
                                                               --------------------------------------------
Net investment income                                          $ 67,807,030   $ 62,511,658   $ 57,528,669
                                                               ============================================

Net realized investment gains (losses) are summarized as follows:


                                                                     1999          1998           1997
                                                               --------------------------------------------
Fixed maturities:
 Held for investment                                           $      8,757   $     (5,247)  $       418
 Available for sale                                              (1,753,508)      (305,896)      935,666
                                                               --------------------------------------------
  Total fixed maturities                                         (1,744,751)      (311,143)      936,084
Equity securities                                                 8,078,661      3,195,243     1,294,462
Other investments                                                (1,273,514)     1,513,433     1,125,685
                                                               --------------------------------------------
Net realized investment gains                                  $  5,060,396   $  4,397,533   $ 3,356,231
                                                               ============================================

Changes in net unrealized investment gains and losses on fixed maturities and equity securities, including options, are as follows:


                                                                            Increase (Decrease)
                                                               --------------------------------------------
                                                                     1999          1998           1997
                                                               --------------------------------------------
Fixed maturities:
 Held for investment                                           $    (41,054)  $   (53,682)   $    (37,252)
                                                               ==========================================
 Available for sale, net of tax                                $(36,765,599)  $  (178,934)   $  7,961,902
                                                               ==========================================
Equity securities, net of tax                                  $   (403,791)  $   826,170    $ 15,041,317
                                                               ==========================================

                             ALFA CORPORATION 1999

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                  31

(Note 4, continued)

  Unrealized investment gains and losses are based on fair values which were determined using nationally recognized pricing services, broker/dealers securities firms and market makers.

  At December 31, 1999 and 1998, gross unrealized gains for equity securities amounted to $63,167,810 and $64,367,603, respectively, while gross unrealized losses amounted to $2,029,540 and $2,607,950, respectively, and applicable deferred income taxes aggregated $21,419,933 and $21,425,412, respectively.

  The Company's fixed maturity portfolio is predominantly comprised of investment grade securities. At December 31, 1999, approximately $8.2 million in fixed maturities (1.0% of the total fixed maturity portfolio) are considered below investment grade. The Company considers bonds with a quality rating of BB+ and below, based on Standard & Poor's rating scale, to be below investment grade.

  The amortized cost and estimated fair value of investments in fixed maturity securities are as follows:

                                                                      December 31, 1999
                                                 ----------------------------------------------------------
                                                                     GROSS       GROSS         ESTIMATED
                                                    AMORTIZED      UNREALIZED  UNREALIZED        FAIR
                                                      COST           GAINS       LOSSES          VALUE
                                                 ----------------------------------------------------------
Held for investment:
Mortgage-backed securities                       $   1,030,931   $     50,984  $     (2,248)  $  1,079,667
                                                 ==========================================================
Available for sale:
U.S. Treasury securities & obligations
 of U.S. Government corporations and agencies    $  32,046,316   $  1,542,061  $   (203,825)  $ 33,384,552
Obligations of states & political subdivisions     229,813,755      2,200,328   (10,982,153)   221,031,930
Corporate securities                               262,916,302      3,335,546   (17,906,054)   248,345,794
Mortgage-backed securities                         319,313,008      1,884,566   (14,640,827)   306,556,747
Other debt securities                                3,500,000         52,500             -      3,552,500
                                                 ----------------------------------------------------------
  Totals                                         $ 847,589,381   $  9,015,001  $(43,732,859)  $812,871,523
                                                 ==========================================================


                                                                      December 31, 1998
                                                 ----------------------------------------------------------
                                                                     GROSS       GROSS         ESTIMATED
                                                    AMORTIZED      UNREALIZED  UNREALIZED        FAIR
                                                      COST           GAINS       LOSSES          VALUE
                                                 ----------------------------------------------------------
Held for investment:
Mortgage-backed securities                       $   1,471,113   $     89,790             -   $  1,560,903
                                                 ==========================================================
Available for sale:
U.S. Treasury securities & obligations
 of U.S. Government corporations and agencies    $  50,171,484   $  6,186,501             -   $ 56,357,985
Obligations of states & political subdivisions     163,555,285      8,476,382  $   (240,829)   171,790,838
Corporate securities                               232,999,121     14,549,263    (6,093,844)   241,454,540
Mortgage-backed securities                         291,358,058     10,412,497      (736,308)   301,034,247
Other debt securities                                3,500,000        208,750             -      3,708,750
                                                 ----------------------------------------------------------
  Totals                                         $ 741,583,948   $ 39,833,393  $ (7,070,981)  $774,346,360
                                                 ==========================================================

                             ALFA CORPORATION 1999

32                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Note 4, continued)

  The amortized cost and estimated fair value of fixed maturities available for sale at December 31, 1999 by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                     December 31, 1999
                                           ---------------------------------------
                                             ESTIMATED                ESTIMATED
                                             AMORTIZED                  FAIR
                                               COST                     VALUE
                                           ---------------------------------------
Available for sale:
Due in one year or less                    $ 17,511,457             $ 17,676,978
Due after one year through five years        61,128,907               62,054,585
Due after five years through ten years      130,784,938              130,681,539
Due after ten years                         318,851,071              295,901,674
                                           ---------------------------------------
                                            528,276,373              506,314,776
Mortgage-backed securities                  319,313,008              306,556,747
                                           ---------------------------------------
                                           $847,589,381             $812,871,523
                                           =======================================

  Proceeds from sales of fixed maturities available for sale were $9,392,842 in 1999, $59,787,112 in 1998 and $26,157,682 in 1997. Gross gains of $12,779 in
1999, $653,398 in 1998 and $714,990 in 1997 and gross losses of $812,408 in
1999, $167,174 in 1998 and $61,526 in 1997 were realized on those sales. In addition, the Company recorded a loss of approximately $2,939,000 in 1999, $3,120,000 in 1998 and $927,000 in 1997 for securities whose valuation was deemed to be an other than temporary decline. At December 31, 1999 the Company's mortgage-backed securities were comprised of CMO's and passthrough securities. The valuation of such securities is subject to significant fluctuations due to changes in interest rates. The Company has a history of positive cash flow and has the ability to hold such investments to maturity. Management performs periodic assessments of the portfolio to monitor interest rate fluctuations.

  As of December 31, 1999 and 1998, the Company's mortgage loan portfolio totaled approximately $305,000 and $404,000, respectively, and the collateral loan portfolio, included in "Other long-term investments", totaled $59.0 million and $56.0 million, respectively. These portfolios consisted of mortgage and consumer loans in the Company's primary market area of Alabama, Georgia and Mississippi. Management evaluates the creditworthiness of customers on a case-by-case basis and obtains collateral as deemed necessary based on this evaluation. At December 31, 1999, the Company had charged off loans totaling $465,535 and had an allowance of $637,965. The Company has estimated the fair value of the collateral loan portfolio to be approximately $60.3 million and $57.2 million at December 31, 1999 and 1998, respectively. The estimated fair value was determined by discounting the estimated future cash flows from the loan portfolio at 7.75% for 1999 and 6.75% for 1998, the current interest rates offered for similar loans, and after allowing for estimated loan losses. The Company had no impaired loans subject to individual valuation at or during the year ended December 31, 1999. The Company's policy loans earn interest at rates primarily ranging from 5.0% to 8.0% at December 31, 1999. Because the policy loans have no stated maturity and are often repaid by reductions to benefits and surrenders, it is not practicable to determine the fair value of the policy loan portfolio.

  At December 31, 1999, the Company had $1,843,442 in investments on deposit with regulatory agencies in order to meet statutory requirements.

5.  FAIR VALUE OF FINANCIAL INSTRUMENTS

  Information about specific valuation techniques and related fair value detail is provided in Note 1 - Summary of Significant Accounting Policies, Note 4 - Investments and Note 8 - Notes Payable and Commercial Paper. The cost and estimated fair value of the financial instruments as of December 31 are summarized as follows:

                                                                             December 31,
                                             ----------------------------------------------------------------------------
                                                            1999                                    1998
                                             ----------------------------------------------------------------------------
                                                  Cost           Est. Fair Value          Cost           Est.Fair Value
                                             ----------------------------------------------------------------------------
Investments:
 Fixed maturities held for investment        $   1,030,931       $   1,079,667       $   1,471,113       $   1,560,903
 Fixed maturities available for sale         $ 847,589,381       $ 812,871,523       $ 741,583,948       $ 774,346,360
 Equity securities                           $  53,053,370       $ 113,175,338       $  40,833,150       $ 103,055,465
 Short-term investments                      $  53,376,923       $  53,376,923       $  54,637,029       $  54,637,029
 Mortgage and Collateral loans               $  59,283,301       $  60,563,428       $  56,401,043       $  57,596,928
Liabilities:
 Commercial paper                            $  90,289,198       $  90,289,198       $  57,259,518       $  57,259,518
 Notes payable                               $  13,146,733       $  13,146,733       $   9,544,894       $   9,544,894

                             ALFA CORPORATION 1999

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                  33

6. FUTURE POLICY BENEFITS, LOSSES AND LOSS ADJUSTMENT EXPENSES

  The composition of the liability for future policy benefits, losses and loss adjustment expenses and the more significant assumptions used in its caculation are as follows:

                                                                                         BASIS OF ASSUMPTION
                                            LIABILITY                    -------------------------------------------------
                     INSURANCE     --------------------------   YEARS    INTEREST     MORTALITY             WITH-
                     IN FORCE          12/31/99    12/31/98    OF ISSUE    RATE     AND MORBIDITY           DRAWALS
                  --------------------------------------------------------------------------------------------------------
Ordinary          $ 5,546,566,302  $124,912,629  $116,061,999  1955      5%         1955-60 Basic Select    Company
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

                                                               1994      6%         Modified 1965-70 Basic  Company
                                                               to                   Select and Ultimate     experience
                                                               1999                 Mortality Tables

Interest            2,086,801,666   173,642,421   159,815,209  1984      6.25%*     Modified 1965-70 Basic  Company
sensitive                                                      to                   Select and Ultimate     experience
life                                                           1999                 Mortality Tables

Universal           4,336,959,910   144,468,900   118,870,406  1987      6.25%*     Modified 1965-70 Basic  Company
life                                                           to                   Select and Ultimate     experience
                                                               1999                 Mortality Tables

Annuities w/o                        11,970,939    12,271,943  1974 to   5.25% to   --                      --
life contingencies                                             1999      5.75%*

Group credit            6,853,269       202,306       212,555  1992 to   3.0%       1958 CET                --
life                                                           1999

Group life             38,354,355        68,539        56,806  1999      4.5%       1960 CSG                --
                  -------------------------------------------
                  $12,015,535,502  $455,265,734  $407,288,918
                  ===============

Accident &                              274,024       296,480            5%         1972 intercompany       200% N&W III
health                                                                              reports

Losses and loss
 adjustment expenses                146,439,100   140,843,010
                                   --------------------------
                                   $601,978,858  $548,428,408
                                   ==========================

*Rates are adjustable annually on policyholders' anniversary dates.

                             ALFA CORPORATION 1999

34                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Note 6, continued)

  Participating policies represent approximately 2% of the ordinary life insurance in force and 5% of life insurance premium income. The amount of dividends paid to policyholders is fixed by the Board of Directors and allocated to participating policyholders. Activity in the liability for unpaid losses and loss adjustment expenses, prepared in accordance with generally accepted accounting principles, is summarized as follows:

                                              1999                         1998                         1997
                                   ---------------------------------------------------------------------------------------
                                   Property and                 Property and                 Property and
                                     Casualty         Life        Casualty         Life        Casualty         Life
                                   ---------------------------------------------------------------------------------------
Balance at January 1,              $138,030,306   $ 2,812,704   $132,086,208   $ 2,243,041   $117,672,492   $ 3,095,914
 Less reinsurance recoverables
  on unpaid losses                     (759,568)     (353,195)      (960,376)     (123,474)      (745,156)     (801,496)
                                   ---------------------------------------------------------------------------------------
Net balance at January 1,           137,270,738     2,459,509    131,125,832     2,119,567    116,927,336     2,294,418
                                   ---------------------------------------------------------------------------------------

Incurred related to:
 Current year                       249,992,384    14,512,337    253,369,653    15,160,885    240,327,428    11,600,573
 Prior years                        (17,849,537)     (298,357)   (18,725,403)      (17,517)    (8,928,409)       (7,995)
                                   ---------------------------------------------------------------------------------------
  Total incurred                    232,142,847    14,213,980    234,644,250    15,143,368    231,399,019    11,592,578
                                   ---------------------------------------------------------------------------------------

Paid related to:
 Current year                       169,943,000    12,957,553    175,544,000    14,010,044    164,640,000    10,605,018
 Prior years                         58,150,889       720,526     52,955,344       793,382     52,560,523     1,162,411
                                   ---------------------------------------------------------------------------------------
  Total paid                        228,093,889    13,678,079    228,499,344    14,803,426    217,200,523    11,767,429
                                   ---------------------------------------------------------------------------------------

Net balance at December 31,         141,319,696     2,995,410    137,270,738     2,459,509    131,125,832     2,119,567
 Plus reinsurance recoverables
  on unpaid losses                    1,828,994       295,000        759,568       353,195        960,376       123,474
                                   ---------------------------------------------------------------------------------------
Balance at December 31,            $143,148,690   $ 3,290,410   $138,030,306   $ 2,812,704   $132,086,208   $ 2,243,041
                                   =======================================================================================

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

                             ALFA CORPORATION 1999

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                 35

7. INCOME TAXES

  Below is a comparative analysis of the provisions for income tax appearing in the statements of income:

                                               1999               1998                 1997
                                           -----------------------------------------------------
Current                                    $25,145,672         $23,309,076         $22,594,645
Deferred                                     2,374,322           3,240,151           1,411,344
                                           -----------------------------------------------------
  Total                                    $27,519,994         $26,549,227         $24,005,989
                                           =====================================================

  Reconciliations of the differences between income taxes computed at Federal statutory tax rates and provisions for income taxes are as follows:

                                                                1999          1998          1997
                                                            ------------------------------------------
Income taxes computed at Federal statutory tax rate         $32,227,110   $29,142,721   $26,879,868
Dividends received deduction and tax exempt interest         (3,031,670)   (2,663,414)   (2,011,505)
Tax Credits                                                  (1,812,000)   (1,245,045)     (964,820)
Other, net                                                      136,554     1,314,965       102,446
                                                            ------------------------------------------
  Total                                                     $27,519,994   $26,549,227   $24,005,989
                                                            ==========================================

  Income taxes are recorded in the Statements of Income and also directly in certain stockholders' equity accounts. Income tax expense (benefit) for the years ended December 31 was recorded in the financial statements as follows:

                                                                   1999           1998         1997
                                                              -------------------------------------------
Statements of Income                                          $  27,519,994   $26,549,227   $24,005,989
Statements of Comprehensive Income:
 Unrealized holding gains (losses)arising during the year       (19,802,340)      348,512    12,386,349
Statements of Stockholders' Equity
 Capital in excess of par value:
  Exercise of stock options                                        (107,180)     (315,677)            -
                                                              -------------------------------------------
  Total income taxes                                          $   7,610,474   $26,582,062   $36,392,338
                                                              ===========================================


The net deferred tax liabilities consist of the following:

                                                                    1999          1998
                                                              -----------------------------
Deferred Tax Assets:
 Reserve computational method differences                      $ 18,750,842    $19,613,782
 Unearned premium reserve                                         8,036,172      7,382,514
 Other                                                            5,765,824      2,638,791
                                                              ------------------------------
 Total deferred tax asset                                      $ 32,552,838    $29,635,087
                                                              ------------------------------

Deferred Tax Liabilities:
 Unrealized gains                                              $ 10,886,205    $ 30,688,545
 Deferred acquisition costs                                      42,356,015      37,413,238
 Other                                                            3,671,315       3,322,019
                                                              ------------------------------
 Total deferred tax liability                                  $ 56,913,535    $ 71,423,802
                                                              ------------------------------
Net deferred tax liability                                    ($ 24,360,697)  ($ 41,788,715)
                                                              ==============================

  The Company did not establish a valuation allowance related to the deferred tax assets due to the existence of sufficient taxable income related to future reversals of existing taxable temporary differences.

                             ALFA CORPORATION 1999

36                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. NOTES PAYABLE AND COMMERCIAL PAPER

  Short term debt at December 31, 1999 was $103.4 million. Of this amount, the Company had approximately $90.3 million in commercial paper at rates ranging from 6.00% to 6.13% with maturities ranging from January 10, 2000 to January 31, 2000. The Company intends to continue to use the commercial paper program to fund its short term needs, however, backup lines of credit are in place up to $100 million. The backup lines agreements contain usual and customary covenants requiring the Company to meet certain operating levels. The Company has maintained full compliance with all such covenants. The commercial paper is guaranteed by Alfa Mutual Insurance Company, an affiliate. In addition, the Company had $13.0 million in short-term debt outstanding to affiliates with interest equal to commercial paper rates payable monthly and $105,162 outstanding in other short-term debt at a rate of 7.0%. Due to the short term nature of the Company's borrowings, their fair values approximate their carrying values.

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

  To resolve any year 2000 issues, the Company identified all of its mission critical systems, which are accounting, agent compensation, claims, investment management, life policy administration, loan processing, payment processing, payroll processing, field and home office personal computers and any related programs, postal software, and property/casualty policy administration. Over the last six years, each of these mission critical systems underwent intensive analysis, including research, remediation and programming, and system testing. All phases were completed prior to the close of 1999. The Company also addressed year 2000 issues related to material relationships with third party vendors and suppliers, and obtained assurances that such issues were addressed. Due to the length of the process, the number of employees and resources devoted to the efforts and the time spent, it is not practicable to know the exact amount of costs attributable to the year 2000 issue. However, the Company estimates that it spent approximately $3.1 million during the course of the last six years and approximately $1.3 million in 1999. These costs were expensed as incurred throughout the process and absorbed into the Company's operations with no significant adverse impact on its financial condition or operating results.
Thus far, in 2000, the Company has experienced no interruption in its ability to process its business and pay its claims on a timely basis and believes all its mission critical systems are year 2000 compliant. The Company developed a contingency plan to allow it to conduct its business should either limited or extensive adverse conditions have occurred from year 2000 issues and will continue to be able to utilize such a plan should any unforeseen circumstances arise. The resources utilized to address year 2000 issues caused some normal operational enhancements and systems development to be deferred or delayed. However, any systems maintenance or statutory required updates were performed on a timely basis.

  Certain legal proceedings are in process at December 31, 1999. Costs for these and similar legal proceedings, including accruals for outstanding cases, totaled $6.5 million in 1999, $5.2 million in 1998, and $3.6 million in 1997. These proceedings involve alleged breaches of contract, torts, including bad faith and fraud claims, and miscellaneous other causes of action. These lawsuits involve claims for mental anguish and punitive damages. Approximately 24 legal proceedings against Alfa Life Insurance Corporation are in process at December 31, 1999. Of the 24 proceedings, 15 were filed in 1999, two were filed in 1998, six were filed in 1997, and one was filed in 1996. Two of the legal proceedings were filed as purported class action lawsuits, but, at present, no class has been certified. In 1999, Life was able to eliminate 60 cases filed by two plaintiff's law firms, either through dismissal or settlement. Included in those 60 cases are two proceedings in which the jury awarded the plainfiffs compensatory and punitive damages against Life. Both verdicts were on appeal to the Alabama Supreme Court when they were settled. One purported class action lawsuit has been filed against Alfa Financial Corporation, and one purported class action lawsuit has been filed against Alfa Builders and Alfa Mutual Fire Insurance Company. Additionally, five purported class action lawsuits have been filed against the property and casualty mutual companies involving a number of issues and allegations, which could affect Alfa Corporation because of a pooling agreement between the companies. No class has been certified in any of these purported class action cases. It should be noted that in Alabama, where the Company has substantial business, the likelihood of a judgement in any given suit, including a large mental anguish and/or punitive damage award by a jury, bearing little or no relation to actual damages, continues to exist, creating the potential for unpredictable material adverse financial results.

                             ALFA CORPORATION 1999

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                  37

10.  STOCKHOLDERS' EQUITY

  In October 1989, the Company's Board of Directors approved a stock repurchase program authorizing the repurchase of up to 2,000,000 shares of its outstanding common stock in the open market or in negotiated transactions in such quantities and at such times and prices as management may decide. In March 1999, the Company's Board of Directors increased the number of shares authorized to be repurchased to 4,000,000. At December 31, 1999, the Company had repurchased a total of 2,509,000 shares at a cost of $29,207,446 and due to the exercise of stock options had reissued 167,782 shares at a cost of $832,187 under this program, which decreased the total number of shares outstanding to 39,542,294 shares.

  The amounts of statutory stockholders' equity and net income for the Company's life and property casualty insurance subsidiaries are as follows:





                                                          1999            1998            1997
                                                     ---------------------------------------------
Statutory net income:

Life insurance subsidiary                            $   3,493,080   $   5,932,027   $   7,650,641
                                                     =============================================
Property and casualty subsidiaries                   $  49,223,981   $  40,275,880   $  37,062,691
                                                     =============================================
Statutory stockholders' equity:
Life insurance subsidiary                            $ 127,713,380   $ 129,364,457   $ 126,716,550
                                                     =============================================
Property and casualty subsidiaries                   $ 226,875,024   $ 195,111,399   $ 171,727,913
                                                     =============================================

  Alfa Corporation is a holding company with no operations and, accordingly, any cash available for dividends or other distributions must be obtained by it from borrowings or in the form of distributions from its operating subsidiaries. Distributions to the Company from its insurance subsidiaries are subject to regulatory restrictions. Under applicable regulatory requirements the Company's insurance subsidiaries can distribute to the Company an aggregate of approximately $62.0 million without prior regulatory approval in 2000 based on December 31, 1999 financial condition and results of operations.

  At December 31, 1999 the life subsidiary's Adjusted Capital calculated in accordance with NAIC Risk-Based Capital guidelines was $149.0 million, compared to the Authorized Control Level amount of $19.3 million, and the property and casualty subsidiaries' Adjusted Capital was $226.9 million, compared to the Authorized Control Level amount of $19.3 million. The Risk-Based Capital analysis serves as the benchmark for the regulation of insurance enterprises' solvency by state insurance regulators.

11. OPERATING LEASES

  The Company leases certain property and equipment to Mutual and its affiliates (Note 3) and to third parties under operating leases. Total rental income for the years ended December 31, 1999, 1998 and 1997 was approximately $1,949,000, $2,371,000 and $2,694,000, respectively. The cost and net book value of major classes of leased property at December 31, 1999 was:

                                                   NET BOOK
                                     COST            VALUE
                                 -----------------------------
Transportation equipment         $ 9,329,233      $ 6,390,875
Furniture and equipment           11,837,544        5,479,790
Buildings                          2,285,753        1,152,325
                                 -----------------------------
  Total                          $23,452,530      $13,022,990
                                 =============================

  At December 31, 1999, the aggregate minimum rental payments to be received under leases having initial or remaining lease terms in excess of one year are approximately $1,822,160 in 2000, $1,080,994 in 2001, $493,617 in 2002, $158,411
in 2003, $122,159 in 2004 and $85,697 thereafter.

                             ALFA CORPORATION 1999

38                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


12. REINSURANCE

  Life reinsures portions of its risks with other insurers. While the amount retained on an individual life will vary depending upon age and mortality prospects of the risk, Life generally will not retain more than $350,000 individual life insurance on a single risk. Life has reinsured approximately $1,369,300,363 of its life insurance in force with other insurance companies and has taken reserve credits for approximately $4,061,777 on account of such reinsurance at December 31, 1999. Amounts paid or deemed to have been paid for Life's reinsurance contracts are recorded as reinsurance receivables. The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

  The Company's property and casualty insurance subsidiaries, together with Mutual and its affiliates, participate in catastrophe and other reinsurance ceded arrangements to protect them from abnormal losses. The Company's subsidiaries and Mutual and its affiliates are also required to participate in certain assigned risk pools and associations by the states in which they operate.

  The following table summarizes the effects of reinsurance on premiums and losses for the three years ended December 31, 1999, 1998 and 1997:

                                                                            Year Ended December 31,
                                                                  ------------------------------------------
                                                                      1999           1998           1997
                                                                  ------------------------------------------
Direct premiums earned                                            $112,213,239   $106,777,901   $ 97,856,550
Premiums ceded to nonaffiliates                                     (3,777,449)    (3,498,933)    (3,472,978)
Premiums ceded to pooling agreement                                (60,182,592)   (57,270,806)   (53,789,256)
Premiums assumed from pooling agreement                            356,959,184    345,740,009    330,325,696
Premiums assumed from nonaffiliates                                    117,569         90,111         45,034
                                                                  ------------------------------------------
Net premiums earned                                               $405,329,951   $391,838,282   $370,965,046
                                                                  ==========================================
Direct losses                                                     $ 58,297,585   $ 60,651,925   $ 51,875,909
Losses ceded to nonaffiliates                                       (3,209,498)    (3,585,157)    (1,693,990)
Losses ceded to pooling agreement                                  (41,519,900)   (43,112,799)   (38,051,264)
Losses assumed from pooling agreement                              215,705,568    218,297,442    214,317,668
Losses assumed from nonaffiliates                                       68,706        349,500         45,086
Loss adjustment expenses, net                                       17,014,366     17,186,707     16,498,188
                                                                  ------------------------------------------
Net losses incurred                                                246,356,827    249,787,618    242,991,597
Surrender, maturities, interest and other benefits and
 settlement expenses                                                35,359,170     28,113,018     23,086,359
                                                                  ------------------------------------------
Total benefits and settlement expenses                            $281,715,997   $277,900,636   $266,077,956
                                                                  ==========================================

  Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; therefore allowances are established if amounts are determined to be uncollectible. The Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurance to minimize exposure to significant losses from reinsurer insolvencies. At December 31, 1999, the Company does not believe there to be a significant concentration of credit risk related to its reinsurance program.


                             ALFA CORPORATION 1999

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                  39


13. SEGMENT INFORMATION

  The Company reports operating segments based on the Company's legal entities, which are organized by line of business, with property and casualty insurance as one segment, life insurance as one segment, non-insurance businesses composed of consumer financing, leasing, residential and commercial contruction and real estate sales as one segment, and corporate operations as one segment. All investing activities are allocated to the segments based on the actual assets, investments and cash flows of each segment.

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

  The following is a summary of segment profit (loss):

                                                                         Year Ended December 31, 1999
                                           ----------------------------------------------------------------------------------------
                                            Property &
                                             Casualty        Life           Non-
                                            Insurance      Insurance     Insurance      Corporate     Eliminations       Total
                                           ----------------------------------------------------------------------------------------
Premiums                                   $356,970,311  $ 23,001,655                                                $  379,971,966
Policy charges                                             25,357,985                                                    25,357,985
Segment expenses                            262,475,291    64,285,591                                    ($282,508)     326,478,374
Amortization of deferred acquisition
 expense                                     53,455,392     6,747,130                                                    60,202,522
                                           ----------------------------------------------------------------------------------------
Underwriting profit (loss)                   41,039,628   (22,673,081)                                     282,508       18,649,055
Net investment income (interest expense)     27,600,849    37,873,099   $  5,333,324   ($2,752,097)       (248,145)      67,807,030
Other income                                  1,514,504                    2,583,829                       (34,363)       4,063,970
Other expense                                    91,056                    3,194,071       217,868                        3,502,995
                                           ----------------------------------------------------------------------------------------
Segment operating profit (loss) before
 tax                                         70,063,925    15,200,018      4,723,082    (2,969,965)              -       87,017,060
Income tax provision (benefit)               20,571,618     3,603,127      1,631,510       (57,400)                      25,748,855
                                           ----------------------------------------------------------------------------------------
Segment operating profit (loss)              49,492,307    11,596,891      3,091,572    (2,912,565)              -       61,268,205
Net realized gains after tax                  1,566,271     1,722,986                                                     3,289,257
                                           ----------------------------------------------------------------------------------------
Segment net profit (loss)                  $ 51,058,578  $ 13,319,877   $  3,091,572   ($2,912,565)              -   $   64,557,462
                                           ========================================================================================

Segment Assets                             $520,291,478  $708,878,886   $120,253,999  $507,672,330   ($521,750,008)  $1,335,346,685
                                           ========================================================================================




                                                                         Year Ended December 31, 1998
                                           ----------------------------------------------------------------------------------------
                                            Property &
                                             Casualty        Life           Non-
                                            Insurance     Insurance      Insurance     Corporate     Eliminations        Total
                                           ----------------------------------------------------------------------------------------
Premiums                                   $345,739,616  $ 21,857,061                                                $  367,596,677
Policy charges                                             24,241,605                                                    24,241,605
Segment expenses                            260,756,365    52,979,602                                    ($497,076)     313,238,891
Amortization of deferred acquisition
 expense                                     51,800,042     6,021,001                                                    57,821,043
                                           ----------------------------------------------------------------------------------------
Underwriting profit (loss)                   33,183,209   (12,901,937)                                     497,076       20,778,348
Net investment income (interest expense)     25,992,335    34,890,182   $  3,904,579   ($1,803,906)       (471,532)      62,511,658
Other income                                    156,142                    2,107,498                       (25,544)       2,238,096
Other expense                                   175,544                    2,622,871     3,862,302                        6,660,717
                                           ----------------------------------------------------------------------------------------
Segment operating profit (loss) before
 tax                                         59,156,142    21,988,245      3,389,206    (5,666,208)              -       78,867,385
Income tax provision (benefit)               17,574,545     6,343,610      1,197,531      (105,595)                      25,010,090
                                           ----------------------------------------------------------------------------------------
Segment operating profit (loss)              41,581,597    15,644,635      2,191,675    (5,560,613)              -       53,857,295
Net realized gains after tax                  1,642,812     1,215,585                                                     2,858,396
                                           ----------------------------------------------------------------------------------------
Segment net profit (loss)                  $ 43,224,409  $ 16,860,220   $  2,191,675   ($5,560,613)              -   $   56,715,691
                                           ========================================================================================

Segment Assets                             $500,092,351  $668,475,611   $ 83,330,509  $490,617,615   ($495,856,949)  $1,246,659,137
                                           ========================================================================================


                             ALFA CORPORATION 1999

40                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Note 13, continued)

                                                                          Year Ended December 31, 1997
                                          ------------------------------------------------------------------------------------------
                                           Property &
                                            Casualty         Life            Non-
                                           Insurance       Insurance      Insurance      Corporate     Eliminations       Total
                                          ------------------------------------------------------------------------------------------
Premiums                                  $330,305,948    $ 18,199,289                                                $  348,505,237

Policy charges                                              22,459,809                                                    22,459,809

Segment expenses                           252,761,183      45,041,130                                    ($591,328)     297,210,985

Amortization of deferred acquisition
 expense                                    49,483,552       6,514,175                                                    55,997,727
                                          ------------------------------------------------------------------------------------------
Underwriting profit (loss)                  28,061,213     (10,896,207)                                     591,328       17,756,334

Net investment income (interest expense)    23,935,303      31,646,118   $  4,348,658   ($1,818,921)       (582,489)      57,528,669

Other income                                   155,333                      2,013,189                        (8,839)       2,159,683

Other expense                                  196,945                      2,387,448     1,416,902                        4,001,295
                                          ------------------------------------------------------------------------------------------
Segment operating profit (loss) before tax  51,954,904      20,749,911      3,974,399    (3,235,823)              -       73,443,391

Income tax provision (benefit)              15,383,538       6,170,000      1,346,390       (68,620)                      22,831,308
                                          ------------------------------------------------------------------------------------------
Segment operating profit (loss)             36,571,366      14,579,911      2,628,009    (3,167,203)              -       50,612,083

Net realized gains after tax                 1,584,437         597,113                                                     2,181,550
                                          ------------------------------------------------------------------------------------------
Segment net profit (loss)                 $ 38,155,803    $ 15,177,024   $  2,628,009   ($3,167,203)              -   $   52,793,633
                                          ==========================================================================================
Segment Assets                            $463,170,593    $607,265,984   $112,565,246  $479,732,936   ($492,668,957)  $1,170,065,802
                                          ==========================================================================================

The following summary reconciles significant segment items to the Company's consolidated financial statements:

                                                                                 For the years ended December 31,
                                                                       -----------------------------------------------------
                                                                            1999              1998               1997
                                                                       -----------------------------------------------------
Revenues:
  Premiums - Property & Casualty Insurance                             $  356,970,311     $  345,739,616     $  330,305,948
  Premiums & policy charges - Life Insurance                               48,359,640         46,098,666         40,659,098
  Net investment income                                                    67,807,030         62,511,658         57,528,669
  Net realized investment gains                                             5,060,396          4,397,533          3,356,231
  Other income                                                              4,063,970          2,238,096          2,159,683
                                                                       -----------------------------------------------------
    Total revenues                                                     $  482,261,347     $  460,985,569     $  434,009,629
                                                                       =====================================================
Income before income taxes:
  Underwriting profit                                                  $   18,649,055     $   20,778,348     $   17,756,334
  Other income                                                              4,063,970          2,238,096          2,159,683
  Other expense                                                            (3,502,995)        (6,660,717)        (4,001,295)
  Net investment income                                                    67,807,030         62,511,658         57,528,669
  Net realized investment gains                                             5,060,396          4,397,533          3,356,231
                                                                       -----------------------------------------------------
    Income before income taxes                                         $   92,077,456     $   83,264,918     $   76,799,622
                                                                       =====================================================

Income taxes:
  Allocated to segments                                                $   25,748,855     $   25,010,090     $   22,831,308
  Allocated to realized gains                                               1,771,139          1,539,137          1,174,681
                                                                       -----------------------------------------------------
    Total income tax                                                   $   27,519,994     $   26,549,227     $   24,005,989
                                                                       =====================================================

Assets:
  Allocated to segments                                                $1,857,096,693     $1,742,516,086     $1,662,734,759
  Eliminations                                                           (521,750,008)      (495,856,949)      (492,668,957)
                                                                       -----------------------------------------------------
    Total assets                                                       $1,335,346,685     $1,246,659,137     $1,170,065,802
                                                                       =====================================================

                             ALFA CORPORATION 1999

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                 41


14.  ACCOUNTING FOR STOCK-BASED COMPENSATION

  Consistent with the provisions of Statement of Financial Accounting Standards
(SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company uses the intrinsic value based method to account for its stock options and provides pro
forma disclosures as if the fair value based method had been applied.   On
October 25, 1993, the Company established a Stock Incentive Plan, pursuant to which a maximum aggregate of 2,000,000 shares of common stock have been reserved for grant to key personnel. The plan expires on October 24, 2003. Under the plan, options ratably become exercisable annually over three years, and may not be exercised after ten years after the date of the award. The following tables and information summarize the stock option activity of the Company's plan and provides the proforma disclosures of net income and earnings per share under the fair value based method of accounting.

                                                          Historical Summary of Option Grants
----------------------------------------------------------------------------------------------------------------------

                                                                      Market    Cumulative through December 31, 1999
                                                                     Value at   -------------------------------------
                                                     Exercise         Date of      Options      Options     Options
                                                       Price           Grant      Cancelled    Exercised  Exercisable
                                                     ----------------------------------------------------------------
Options Authorized                  2,000,000
Options Granted During            -----------
October 1993                          565,400         $11.75            $11.75         58,400    130,850      376,150
October 1993                          218,000         $ 9.40            $11.75                     8,000      210,000
March 1994                             80,000         $11.50            $11.50                     7,500       72,500
March 1995                             80,000         $11.50            $11.50                     7,500       72,500
April 1996                             80,000         $12.25            $12.25          1,667      4,999       73,334
February 1997                          75,000         $12.00            $12.00          4,000      8,833       41,161
March 1998                            309,500         $17.75            $17.75          9,000        100      100,375
March 1998                            143,000         $14.20            $17.75                                 47,675
April 1999                            167,500         $16.44            $16.44
October 1999                            8,000         $17.06            $17.06
                                  -----------                                   -------------------------------------
Less: Total Options Granted         1,726,400                                          73,067    167,782      993,695
Add: Options Cancelled                 73,067                                   =====================================
                                  -----------
Available for Grant under
Plan at December 31, 1999             346,667
                                  ===========

  To determine the fair value of the options granted during 1999, 1998 and 1997 the Company has used the Black-Scholes model for valuations. The significant assumptions used to estimate the total and per share fair value of such options at the date of grant are as follows:

                                                              175,500           452,500            75,000
                                                          Options Granted   Options Granted   Options Granted
                                                                1999              1998              1997
                                                          ---------------------------------------------------

Risk-free interest rate                                         5.24%             5.57%             6.27%
Expected life (in years)                                          10                10                10
Expected volatility                                             0.51              0.51              0.49
Expected future dividend yield                                   2.5%              2.3%              3.3%
Weighted average option exercise price                    $    16.47        $    16.63          $  12.00
                                                          ===================================================
Fair value at date of grant                               $1,466,035        $4,325,035          $405,534
                                                          ===================================================
Fair value per option share                               $     8.35        $     9.56          $   5.41
                                                          ===================================================


                             ALFA CORPORATION 1999

42                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(Note 14, continued)

The proforma net income and earnings per share, as if compensation expense had been recorded for the fair value at the date of grant, is as follows:

                                                        December 31,
                                           --------------------------------------
                                              1999          1998         1997
                                           --------------------------------------
Net income, as reported                    $64,557,462   $56,715,691  $52,793,633
                                           ======================================
Earnings per share, as reported - Basic    $      1.61   $      1.39  $      1.29
                                           ======================================
                                - Diluted  $      1.60   $      1.38  $      1.29
                                           ======================================

Proforma net income                        $63,326,872   $55,886,063  $52,502,188
                                           ======================================
Proforma earnings per share - Basic        $      1.58   $      1.37  $      1.29
                                           ======================================
                            - Diluted      $      1.57   $      1.36  $      1.29
                                           ======================================

Dilution                    - Basic        $      0.03   $      0.02           --
                                           ======================================
                            - Diluted      $      0.03   $      0.02           --
                                           ======================================

The information shown below reflects activity for options outstanding at December 31, 1999, 1998 and 1997:

                                                             December 31,
                                     1999                      1998                      1997
                                   --------------------------------------------------------------------------
                                               Weighted-                  Weighted-                Weighted-
                                                average                    average                  average
                                    Number      Exercise      Number       Exercise     Number      Exercise
                                  of Options     Price      of Options      Price     of Options     Price
                                   --------------------------------------------------------------------------
Outstanding
  Beginning of year                1,369,400    $  12.99      1,039,200    $  11.28      975,000    $  11.23
    Add (deduct):
      Granted                        175,500    $  16.47        452,500    $  16.63       75,000    $  12.00
      Exercised                      (51,783)    ($11.78)      (112,199)    ($11.58)      (3,000)    ($11.75)
      Cancelled                       (7,566)    ($14.90)       (10,101)    ($14.92)      (7,800)    ($11.75)
                                   --------------------------------------------------------------------------
  End of Period                    1,485,551    $  13.43      1,369,400    $  12.99    1,039,200    $  11.28
                                   ==========================================================================
  Exercisable, end of period         993,695    $  11.99        847,923    $  11.16      884,188    $  11.15
                                   ==========================================================================

Range of exercise prices                 $9.40 to $17.75            $9.40 to $17.75          $9.40 to $12.25
                                   ==========================================================================
Weighted average remaining
  contractual life                             6.1 years                  6.7 years                6.4 years
                                   ==========================================================================
Compensation cost recognized
  during period                                 $390,823                   $306,408                 $103,680
                                   ==========================================================================


                             ALFA CORPORATION 1999

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                  43


15.  FINANCIAL ACCOUNTING DEVELOPMENTS

  The Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," in June 1998. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in investment securities and other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative will be included in either earnings or other comprehensive income depending on the intended use of the derivative instrument. The Company is currently evaluating this standard, which, as amended by SFAS No. 137, is effective for the Company January 1, 2001.


                             ALFA CORPORATION 1999

44                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



To the Stockholders and Board of Directors
Alfa Corporation
Montgomery, Alabama

  We have audited the accompanying consolidated balance sheets of Alfa Corporation and subsidiaries (the Company) as of December 31, 1999 and 1998, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

  In our opinion, the 1999 and 1998 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alfa Corporation and its subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

                                                    KPMG LLP

Birmingham, Alabam
February 3, 2000


        QUARTERLY FINANCIAL INFORMATION-UNAUDITED

                                                                  Quarter Ended
                                -----------------------------------------------------------------------------------
                                         March 31                     June 30                   September 30
                                -----------------------------------------------------------------------------------
                                   1999           1998          1999          1998           1999          1998
                                -----------------------------------------------------------------------------------
Premiums and
 Policy Charges                 $100,377,070   $97,036,509  $100,994,559   $ 97,049,291   $102,148,099  $98,732,729
Net Investment Income           $ 16,394,194   $15,518,593  $ 16,270,579   $15,307,378    $ 17,122,676  $16,243,369
Net Income                      $ 16,280,577   $16,060,242  $ 15,917,167   $11,881,575    $ 16,250,468  $15,124,058
 Average Shares Outstanding
  - Basic                         40,734,802    40,796,961    39,927,689     40,830,127     39,673,839   40,852,332
  - Diluted                       41,052,769    41,054,230    40,152,132     41,149,299     39,927,066   41,209,050
Net Income Per Share*
  - Basic                       $       0.40   $      0.39  $       0.40   $       0.29   $       0.41  $      0.37
  - Diluted                     $       0.40   $      0.39  $       0.40   $       0.29   $       0.41  $      0.37

                                                       Quarter Ended
                                                 -------------------------
                                                        December 31
                                                 -------------------------
                                                     1999         1998
                                                 -------------------------
Premiums and
 Policy Charges                                  $101,810,223  $99,019,753
Net Investment Income                            $ 18,019,581  $15,442,318
Net Income                                       $ 16,109,250  $13,649,816
 Average Shares Outstanding
  - Basic                                          39,603,022   40,822,140
  - Diluted                                        39,828,954   41,187,366
 Net Income Per Share*
  - Basic                                        $       0.41  $      0.33
  - Diluted                                      $       0.40  $      0.33

*The sum of the quarters may not equal the annual earnings per share due to the rounding effects on a quarterly basis.


                             ALFA CORPORATION 1999

                            STOCKHOLDER INFORMATION


Executive Offices
2108 East South Boulevard
Montgomery, Alabama 36116-2015
Telephone (334) 288-3900
Fax (334) 288-0905 or (334) 613-4709
www.alfains.com

Form 10-K
The Company's Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by writing:
Al Scott, Senior Vice President
Secretary and General Counsel
Alfa Corporation
P.O. Box 11000
Montgomery, Alabama 36191-0001


Common Stock
The common stock of Alfa Corporation is traded on the NASDAQ National Market System under the symbol ALFA. Alfa Corporation has approximately 3,700 stockholders of record. Newspaper listings of NASDAQ stocks list Alfa Corporation as AlfaCp.

Stock Price and Dividend Information
------------------------------------------------------------------------
                                                          Dividends
1999                           High          Low          Per Share
------------------------------------------------------------------------
First Quarter                    $24 1/4       $16 1/8       $.1125
Second Quarter                    20            16            .12
Third Quarter                     20 1/2        16 1/4        .12
Fourth Quarter                    18 3/8        15            .12

------------------------------------------------------------------------
                                                          Dividends
1998                           High          Low          Per Share
------------------------------------------------------------------------
First Quarter                 $18 1/2       $16            $  .10
Second Quarter                 21 1/2        16 3/4           .1125
Third Quarter                  23            18               .1125
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

NASDAQ Registered Market Makers
Fox-Pitt, Kelton, Inc.     The Robinson-Humphrey Company, Inc.
Goldman, Sachs & Co.       Sandler O'Neill & Partners, L.P.
J. C. Bradford & Co.       Sherwood Securities Corporation
Knight Securities L.P.     Spear, Leads & Kellogg
Mayer & Schweitzer, Inc.   Sterne, Agee & Leach, Inc.

Stock Transfer Agent    The Bank of New York     1-800-524-4458
                        E-mail: Shareowner-svcs@bankofny.com
                        Stock Transfer Website: http://stock.bankofny.com

Address Shareholder Inquiries To: Send Certificates For Transfer & Address Changes To:
The Bank of New York               The Bank of New York
Shareholder Relations Dept. - 11E  Receive & Deliver Dept. - 11W
P.O. Box 11258                     P.O. Box 11002
Church Street Station              Church Street Station
New York, NY 10286                 New York, NY 10286

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

                                                        Moody's
Ratings                        A.M.        Standard    Investors
                               Best        & Poor's    Service     Weiss
                         -------------------------------------------------
Financial Strength
- Property/Casualty      A++ (Superior)     AA                    A
- Life                   A+  (Superior)     AA                    A-
Commercial Paper                            A-1+          P-1

Independent Accountants
KPMG LLP
Financial Center
Suite 1200
Birmingham, Alabama 35203

For Financial Information Please Contact:
Donald Price
Senior Vice President, Finance
and Chief Financial Officer


Additional Information Please Contact:
John D. Holley
Vice President, Finance


Annual Meeting
The Annual Meeting of Alfa Corporation stockholders will be held at 10:00 a.m., Thursday, April 27, 2000, in the auditorium of the Company's executive offices in Montgomery.