Form 10-K, Exhibit 13
period 2000-12-31
ALFA CORP
filed 2001-03-23
CIK 743532

                                                                      EXHIBIT 13

                            SELECTED FINANCIAL DATA

Consolidated Summary of Operations & Related Data
(Dollars in Thousands Except Per Share Amounts)


Years Ended December 31,                                            2000             1999               1998             1997
                                                                ---------------------------------------------------------------
Premiums - Property and Casualty Insurance                      $   376,119      $   356,970       $   345,740      $   330,306
Premiums and policy charges - Life Insurance                         53,078           48,360            46,099           40,659
Net investment income                                                72,891           67,807            62,512           57,529
Net realized investment gains                                         5,268            5,060             4,397            3,356
Other income                                                          2,957            4,064             2,238            2,160
                                                                ---------------------------------------------------------------
        Total revenues                                              510,313          482,261           460,986          434,010
Benefits and expenses                                               415,567          390,184           377,721          357,210
                                                                ---------------------------------------------------------------
Income before provision for
        income taxes                                                 94,746           92,077            83,265           76,800
Provision for income taxes                                           27,925           27,520            26,549           24,006
Cumulative effect of changes in accounting principles
                                                                ---------------------------------------------------------------
        Net income                                              $    66,821      $    64,557       $    56,716      $    52,794
                                                                ===============================================================
Balance sheet data at December 31:
        Invested assets                                         $ 1,355,026      $ 1,155,214       $ 1,084,064      $ 1,027,660
        Total assets                                            $ 1,546,303      $ 1,335,347       $ 1,246,659      $ 1,170,066
        Future policy benefits, losses and
          claims, unearned premiums                             $   774,222      $   723,031       $   653,893      $   596,057
        Total liabilities                                       $ 1,072,742      $   926,679       $   823,037      $   787,135
        Stockholders' equity                                    $   473,561      $   408,668       $   423,622      $   382,931

Per share data 1:

        Net income - Basic                                      $      1.71      $      1.61       $      1.39      $      1.29
        Net income - Diluted                                    $      1.70      $      1.60       $      1.38      $      1.29
        Cash dividends paid                                     $      0.51      $    0.4725       $    0.4375      $    0.3975
        Annual dividend rate                                    $      0.52      $      0.48       $      0.45      $      0.40
        Stockholders' equity                                    $     12.10      $     10.33       $     10.36      $      9.39
        Closing sales price at December 31                      $        18 3/8  $        16 5/16  $        24 1/4  $        17 1/4
        Price/earnings ratio                                           10.8x            10.2x             17.6x            13.4x
        Weighted average shares outstanding - Basic                  39,168           39,981            40,834           40,787
        Weighted average shares outstanding - Diluted                39,407           40,236            41,148           40,931

Return on average equity                                               15.1%            15.5%             14.1%            15.0%
Return on average invested assets                                      6.81%            6.72%             6.94%            7.12%
Life insurance in force                                         $13,604,433      $12,015,536       $11,000,049      $10,246,400
Number of agents                                                        596              600               575              574

/1/ Per share amounts have been restated where appropriate to reflect 2-for-1 stock split in June 1993.

/2/ Reflects effects of fresh start tax benefits of approximately $570,000, or $.03 per share in 1990.

                             ALFA CORPORATION 2000

                            SELECTED FINANCIAL DATA

     1996            1995            1994            1993            1992           1991           1990
--------------------------------------------------------------------------------------------------------
$  298,939      $  272,989      $  214,326      $  189,057      $  173,075     $  164,573     $  149,840
    38,248          35,100          32,805          30,856          29,365         27,872         25,608
    54,194          50,923          45,554          44,902          39,425         34,785         32,224
     2,808           1,106             572           4,890           4,232          3,790          2,842
     2,148           2,645           3,057           2,918           2,340          1,919          1,861
--------------------------------------------------------------------------------------------------------
   396,336         362,763         296,313         272,624         248,437        232,939        212,375
   350,482         331,771         248,481         209,309         194,859        192,144        180,611
--------------------------------------------------------------------------------------------------------

    45,854          30,993          47,832          63,315          53,578         40,795         31,764
    13,665           8,675          14,965          20,999          16,660         12,354          8,877 /2/
                                                     2,645
--------------------------------------------------------------------------------------------------------
$   32,189      $   22,318      $   32,867      $   44,960      $   36,918     $   28,441     $   22,887 /2/
--------------------------------------------------------------------------------------------------------
$  886,017      $  841,123      $  718,074      $  653,819      $  574,718     $  511,931     $  437,725
$1,019,330      $  965,433      $  847,870      $  766,077      $  665,247     $  595,801     $  515,681

$  535,824      $  487,659      $  429,930      $  365,148      $  334,454     $  295,443     $  257,907
$  696,018      $  656,823      $  592,885      $  505,091      $  440,669     $  402,526     $  347,861
$  323,312      $  308,610      $  254,985      $  260,986      $  224,578     $  193,275     $  167,820


$     0.79      $     0.55      $     0.81      $     1.10      $     0.91     $     0.70     $     0.55 /2/
$     0.79      $     0.55      $     0.81      $     1.10      $     0.91     $     0.70     $     0.55 /2/
$   0.3875      $    0.375      $   0.3425      $     0.28      $   0.2425     $    0.215     $    0.195
$     0.39      $     0.38      $     0.36      $     0.29      $     0.25     $     0.22     $     0.20
$     7.93      $     7.57      $     6.25      $     6.40      $     5.51     $     4.74     $     4.11
$       12 5/8  $       16 3/4  $       11      $       11 1/2  $       11 7/8 $        5 1/4 $        4 5/8
      16.0x           30.6x           13.7x           10.4x           13.1x           7.5x           8.4x
    40,786          40,786          40,786          40,786          40,786         40,786         41,611
    40,843          40,811          40,810          40,814          40,786         40,786         41,611

      10.2%            7.9%           12.7%           18.5%           17.7%          15.8%          13.8% /2/
      7.60%           7.74%           7.78%           8.03%           8.28%          8.66%          9.00%
$9,463,055      $8,642,907      $7,867,808      $7,064,335      $6,295,626     $5,578,661     $4,947,574
       587             585             562             562             529            504            500

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

     The following table sets forth consolidated summarized income statement information for the years ended December 31, 2000, 1999 and 1998:

                                     Years Ended December 31,
                             -----------------------------------------
                                  2000          1999            1998
                             -----------------------------------------
                                   (in thousands, except share
                                        and per share data)
Revenues
Property and casualty
  insurance premiums         $   376,119    $   356,970    $   345,740
Life insurance premiums
  and policy charges              53,078         48,360         46,099
                             -----------------------------------------
Total premiums
  and policy charges         $   429,197    $   405,330    $   391,839
                             =========================================
Net investment income        $    72,891    $    67,807    $    62,512
                             =========================================
Total revenues               $   510,313    $   482,261    $   460,986
                             =========================================
Net income
Insurance operations
    Property and casualty
      insurance              $    49,551    $    49,492    $    41,581
    Life insurance                17,977         11,597         15,645
                             -----------------------------------------
Total insurance
    operations               $    67,528    $    61,089    $    57,226
Noninsurance operations            1,550          3,092          2,192
Net realized
    investment gains               3,424          3,289          2,858
Corporate                         (5,681)        (2,913)        (5,560)
                             -----------------------------------------
    Net income               $    66,821    $    64,557    $    56,716
                             =========================================
    Net income per share
      Basic                  $      1.71    $      1.61    $      1.39
                             =========================================
      Diluted                $      1.70    $      1.60    $      1.38
                             =========================================
Weighted average shares
  outstanding
      Basic                   39,168,102     39,980,880     40,834,232
                             =========================================
      Diluted                 39,407,152     40,235,690     41,148,258
                             =========================================

     Total premiums and policy charges increased $23.9 million, or 5.9% in 2000 and $13.5 million, or 3.4% in 1999. Property and casualty premiums grew $19.1 million, or 5.4% in 2000 and $11.2 million, or 3.2% in 1999. The growth was a result of increased production and an improved lapse ratio. The growth rate was offset in 1999 by rate decreases taken in late 1998. Life insurance premiums and policy charges increased $4.7 million, or 9.8% in 2000, and $2.3 million, or 4.9% in 1999. Excluding group premiums, the growth rates in life insurance premiums and policy charges were 9.7% and 5.1% in 2000 and 1999, respectively, and are due to production of new business. Net investment income grew 7.5% in 2000 and 8.5% in 1999 due to an increase in invested assets resulting from positive cash flows and from a higher portfolio yield in 2000.

     Operating income for the property and casualty subsidiaries increased by approximately $59,000 despite catastrophic storm losses of $7.2 million in 2000. No such losses were incurred during 1999. Excluding the 2.6% impact of catastrophic losses, the overall loss ratio would have been 58.6%.

     Life insurance operating income increased $6.4 million, or 55.0% in 2000 due to increase in premiums and policy charges and in net investment income of 9.8% and 10.8%, respectively. In addition, the favorable comparison was generated by the additional $3.6 million recorded in 1999 in policy charge adjustments and policy reserve increases following the review of certain whole life and interest sensitive policies sold by the Company in earlier years. These adjustments and reserve increases were the primary factors leading to a 25.9% decrease in operating income in 1999.

     Noninsurance operating income declined 49.9% in 2000 due to lower earnings in the consumer financing and leasing subsidiary. A reduction in fees associated with premium financing of $1.2 million was the primary component of this decrease. Additionally, construction income declined $212,000 or 38.0% due to reductions in both residential and commercial activity. In 1999, noninsurance operating income increased 41.1% due to improved results in the finance and construction subsidiaries. Corporate expenses in 2000 were similar to those experienced in 1998 following a decrease in 1999 created primarily by the transfer of certain legal costs from the corporate level to the life insurance subsidiary.

     As in all years presented, favorable securities market conditions resulted in increased realized investment gains.

     Net income improved 5.7% on a per diluted share basis in 2000 compared to 1999 and increased 16.4% on a similar basis in 1999 compared to 1998.

                             ALFA CORPORATION 2000

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

PROPERTY AND CASUALTY INSURANCE OPERATIONS

     The following table sets forth the components of property and casualty insurance earned premiums, net underwriting income, GAAP basis loss, expense and combined ratios, underwriting margin, net investment income and operating income for the years ended December 31, 2000, 1999 and 1998:

                                 Years Ended December 31,
                            --------------------------------
                              2000        1999        1998
                            --------------------------------
                                    (in thousands)
Earned premiums
  Personal lines            $359,862    $341,248    $330,511
  Commercial lines            13,589      13,044      12,354
  Pools, associations
    and fees                   4,012       3,908       4,036
  Reinsurance ceded           (1,344)     (1,230)     (1,161)
                            --------------------------------
      Total                 $376,119    $356,970    $345,740
                            ================================
Net underwriting
  income                    $ 38,046    $ 41,040    $ 33,183
                            ================================
Loss ratio                      61.2%       60.2%       62.8%
LAE ratio                        4.7%        4.8%        5.0%
Expense ratio                   24.0%       23.5%       22.6%
                            --------------------------------
GAAP basis combined ratio       89.9%       88.5%       90.4%
                            ================================
Underwriting margin             10.1%       11.5%        9.6%
                            ================================
Net investment income       $ 29,645    $ 27,601    $ 25,992
                            ================================
Operating income before
 tax                        $ 68,050    $ 70,064    $ 59,156
                            ================================
Operating income,
 net of tax                 $ 49,551    $ 49,492    $ 41,581
                            ================================

2000 Compared to 1999

     Earned premiums increased $19.1 million, or 5.4% in 2000, due to sales production of new business and the continued improvement in the lapse ratio from 3.88% to 3.71%. Despite a rate decrease in the third quarter of 2000, premiums generated by automobile business increased 4.9%. As the largest line of business within the Company, automobile accounted for 64.8% of property and casualty written premiums in 2000.

     Operating income increased by approximately $59,000 despite $7.2 million in catastrophic storm losses in 2000. No such losses were incurred in 1999. The underwriting margin of 10.1% in 2000 is the result of a 61.2% loss ratio (58.6% excluding storm losses), a 4.7% loss adjustment expense ratio (LAE) and a 24.0% expense ratio compared to a loss ratio of 60.2%, an LAE ratio of 4.8% and an expense ratio of 23.5% in 1999. The non-storm loss ratio improvement is due primarily to an improved loss ratio in the automobile line of business.

     The Alfa Group had approximately $26.4 million in gross catastrophe losses during 2000 due to the impact of tornadoes and other severe weather occuring in the first, third and fourth quarters. The effect of claims from these events impacted underwriting results by $7.2 million pre-tax, or $0.12 per share, based upon the intercompany pooling arrangement and Alfa group-wide reinsurance protection.

     While the LAE ratio improved slightly, the expense ratio deteriorated by 0.5% of premium in 2000. Although the majority of general expenses have remained relatively stable due to continued focus on controlling costs, the Company recorded additional expense in 2000 to reflect the impact of a change in the corporate policy governing employees' paid time off. The policy now allows employees the opportunity to accumulate up to 28 days of leave. Previously, time off was required to be used by the end of the calendar year.

     Invested assets grew 12.8% in 2000 and investment income increased 7.5% as a result of the cash flows from positive underwriting results and an increased portfolio yield. At December 31, 2000, the Company's property and casualty subsidiaries' Adjusted Capital calculated in accordance with NAIC Risk-Based Capital (RBC) guidelines was $235.9 million compared to the Authorized Control Level (Required) RBC of $21.7 million. These measures serve as a benchmark for the regulation of an organization's solvency by state insurance regulators.

1999 Compared to 1998

     Property and casualty premiums increased $11.2 million, or 3.2% in 1999, due to an increase in sales production of new business and due to an improvement in the lapse ratio from 3.98% to 3.88%. The growth rate fell from the growth rate in 1998 due primarily to the impact in 1999 of a December 1998 automobile rate decrease of 2.2%. Automobile business accounted for 64.2% of property and casualty written premium.

     Operating income increased $7.9 million, or 19.0% to $49.5 million due primarily to the third consecutive year of increased underwriting income. The underwriting margin of 11.5% in 1999 was due to an improved loss ratio of 60.2%, primarily a result of favorable weather, but also from continued favorable automobile loss ratios, which had improved throughout 1998 and over the past few years and leveled off in 1999. Due to favorable weather, there were no catastrophe losses in 1999 as compared to 1998 when there was $6.5 million, increasing the loss ratio by 1.9% of premiums. The LAE ratio also improved slightly in 1999 while the expense ratio increased from 22.6% to 23.5% due to increased technology expenses and non-recurring legal and administrative expenses from the first quarter related to the retirement of two executives.

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

                             ALFA CORPORATION 2000

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

LIFE INSURANCE OPERATIONS

     The following table sets forth life insurance premiums and policy charges, by type of policy, net investment income, benefits and expenses and life insurance operating income for the years ended December 31, 2000, 1999 and 1998:

                                      Years Ended December 31,
                                   -----------------------------
                                     2000      1999      1998
                                   -----------------------------
                                         (in thousands)
Premiums and policy charges
  Universal life
    policy charges                 $ 15,014  $ 13,607   $12,381
  Universal life
    policy charges - COLI             2,488     2,234     2,133
  Interest sensitive life
    policy charges                   10,509     9,518     9,727
  Traditional life
    insurance premiums               24,743    22,678    21,494
  Group life
    insurance premiums                  324       323       364
                                   ----------------------------
  Total                            $ 53,078  $ 48,360   $46,099
                                   ============================
Net investment income              $ 41,958  $ 37,873   $34,890
                                   ============================
Benefits and expenses              $ 62,966  $ 64,286   $52,980
                                   ============================
Operating income before tax        $ 24,841  $ 15,200   $21,988
                                   ============================
Operating income, net of tax       $ 17,977  $ 11,597   $15,645
                                   ============================

2000 Compared to 1999

     The Company's life insurance premiums and policy charges increased $4.7 million, or 9.8% in 2000. Universal life policy charges and traditional premiums increased by $1.7 million and $2.1 million, respectively. The increase in traditional premiums was due to greater term product production. In addition, interest sensitive life policy charges grew by $1.0 million, or 10.4%. New business premium increased 12.1% while persistency declined slightly from 92.8% to 92.6%.

     Life insurance operating income, net of tax, increased approximately $6.4 million, or 55.0% in 2000. Death claims increased $1.9 million, or 13.2% in 2000, and mortality increased from 94% in 1999 to 101% in 2000. Investment income increased 10.8% while invested assets grew by 12.7% due to positive cash flows. General expenses increased 10.2% as amoritization of deferred acquisition costs related to the generation of new business continued to increase proportionately with premium growth. In addition, accruals established for pending litigation contributed to the growth in operating expenses. While death claims and general expenses increased significantly in 2000, favorable comparisons to prior year results were generated by the non-recurring nature of certain expenses included in 1999. During 1999, approximately $3.6 million in policy charge adjustments and policy reserve increases were recorded following the review of certain whole life and interest sensitive policies sold by the Company in earlier years.

     At December 31, 2000, the life subsidiary's Adjusted Capital calculation in accordance with NAIC Risk-Based Capital (RBC) guidelines was $159.1 million compared to the Authorized Control Level (Required) RBC amount of $18.1 million.

1999 Compared to 1998

     Life insurance premiums and policy charges increased $2.3 million, or 4.9% in 1999. Universal life accounted for $1.3 million of the increase and traditional premiums were up $1.2 million, or 5.5% due to increased term product production. Total new business increased 5.6% and persistency improved from 92.1% to 92.8%.

     Life insurance operating income decreased $4.0 million, or 25.9% due to significantly higher legal costs and related increased policyholder benefits. Benefits and expenses increased $11.3 million, or 21.3% in 1999, including $5.5 million of legal expenses transferred from the life company's corporate parent level. In addition, such expenses included other legal costs, policy reserve increases and related policy charge adjustments of approximately $3.6 million on certain whole life policies sold more than ten years ago and certain interest sensitive policies sold since 1989 which were adjusted after thoroughly evaluating and assessing those policies. General expenses increased $1.6 million or 10.3% in 1999. Amortization of deferred acquisition costs has grown in line with new business as costs for medical exam fees, commissions and other deferrable expenses from continued production over the past several years is being amortized. In addition, increases in premium tax rates over the past three years have increased to their current ultimate level of 2.3%, which accounted for $300,000 of the expense increase. Partially offsetting these expense increases was a decline in death claims of $929,000, or 6.1%. The mortality ratio improved to 94% in 1999 from 109% in 1998.

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

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

NONINSURANCE OPERATIONS

2000 Compared to 1999

     Noninsurance earnings declined 49.9% in 2000 due primarily to a decrease of 60.5% or $1,320,000 in net income in the consumer finance and commercial leasing subsidiary. The loan portfolio increased 17.4% to $63.6 million while the yield increased 32 basis points. A change made in 1999 in the compensation structure for loan production was the primary factor in generating the growth in the portfolio during 2000. These items were offset by a reduction in fees associated with premium financing, resulting in a 43.1% decrease in interest income within the consumer finance operations. The premium financing activities are now provided by the property and casualty subsidiaries. During 2000, the portfolio of OFC Capital was purchased at a cost of approximately $23.1 million. This purchase led to a 328.8% increase in leasing income to $1,749,000. Construction income declined $212,000 or 38.0% due to reductions in both residential and commercial activity. In addition, the real estate subsidiary's earnings increased $16,000 or 249.2% in 2000 due to improvements in residential sales profitability. Lastly, the positive impact of Alfa Benefits Corporation upon earnings declined by $25,000 or 7.5%.

1999 Compared to 1998

     Earnings from noninsurance operations increased $900,000, or 41.1% in 1999. Both residential and commercial construction sales improved the building company's operating income 176.7% or $354,000. In addition, operating income increased $249,000 in the consumer finance subsidiary. A new compensation structure encouraged growth in new loans and produced a 5.3% increase in the loan portfolio to $59.0 million. However, the overall portfolio yield declined 38 basis points, resulting in only a 2.6% increase in interest income. Also offsetting the growth was a 53.2% decline in leasing revenue due to outsourcing by the Alfa Group of a significant amount of service center equipment leases to an outside vendor. Noninsurance earnings in 1999 were also increased by $342,000 from investment earnings in Alfa Benefits Corporation, which is a new subsidiary formed in 1999 that consolidated the benefit services of the Alfa Group, which will control the Group's employee benefits and related payments and perform the recordkeeping and accounting functions. The increases in noninsurance operating income were offset partially by a $50,000 decline in the real estate subsidiary related to certain nonrecurring legal costs in 1999.

CORPORATE

2000 Compared to 1999

     In 2000, corporate expenses increased approximately $2.8 million, or 94.9% partially due to the impact of the transferring of legal expenses in 1999 from Corporate to the life insurance subsidiary. In addition, general corporate legal accruals were reduced by $475,000 in 2000. The remaining expense increase is attributable to higher borrowing costs associated with the Company's continuing stock repurchase program. While corporate debt decreased from $55.3 million at the end of 1999 to $51.2 million on December 31, 2000, the average rate increased from 6.0% to 6.6%. Other general corporate operating expenses remained relatively stable.

1999 Compared to 1998

     Corporate expense declined $2.6 million, or 47.6% in 1999 due to a transfer of $5.5 million in legal accruals to the life insurance subsidiary. Excluding the impact of such costs, the other primary corporate expense is interest expense on short term corporate debt, which increased approximately $1.0 million in 1999. Corporate debt increased from $31.8 million at the end of 1998 to $55.3 million at December 31, 1999 with an average rate of 6.0%. The increase was used to fund increases in the Company's stock repurchase program. The remaining general corporate operating expenses remained relatively stable.

INVESTMENTS

     The Company has historically produced positive cash flow from operations which has resulted in increasing amounts of funds available for investment and, consequently, higher investment income. Investment income is also affected by investment yields. Information about cash flows, invested assets and yields are presented below for the years ended December 31, 2000, 1999 and 1998:

                                  Years Ended December 31,
                                 --------------------------
                                  2000      1999      1998
                                 --------------------------
Increase in cash
  flow from operations             5.9%     15.9%      8.1%
Increase in invested assets       17.3%      6.6%      5.5%
Investment yield                   6.8%      6.7%      6.9%
Increase in net investment
  income                           7.5%      8.5%      8.7%

     The increases in positive cash flow from operations in 2000 are due primarily to improved underwriting results in the Company's life subsidiary. Similarly, the increases in cash flow from operations in both 1999 and 1998 are due primarily to improved operating results in the Company's property and casualty subsidiaries, which had underwriting income of $41.0 million in 1999, and $33.2 million in 1998 due to lower loss ratios and an absence of storm losses in 1999. In addition, the COLI plan in the life insurance subsidiary provided approximately $14 million in additional cash flow in 2000, $13 million in 1999 and $12 million in 1998. As a result of these positive cash flows, invested assets based on amortized cost, which excludes the impact of Statement of Financial Accounting Standard (SFAS) No. 115, grew 12.5% in 2000, 13.2% in 1999 and 5.6% in 1998 and net investment income increased 7.5% in 2000, 8.5% in 1999 and 8.7% in 1998. The overall yield, calculated using amortized cost, increased slightly in 2000 after declining in 1999 and 1998. Changes in the yield in 2000 resulted as maturing investments were reinvested at higher rates due to an increase in interest rates generally.

                             ALFA CORPORATION 2000

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

     The Company had realized investment gains of approximately $5.3 million in 2000, $5.1 million in 1999 and $4.4 million in 1998. These gains are from sales of equity securities, gains in the Company's put option and covered call option writing program and gains from sales of fixed maturities available for sale.

     The composition of the Company's investment portfolio is as follows at December 31, 2000 and 1999:

                                                      December 31,
                                                   -----------------
                                                     2000      1999
                                                   -----------------
Fixed maturities
  Taxables
    Mortgage backed (CMOs)                           25.4%     26.6%
    Corporate bonds                                  30.5      28.2
                                                   -----------------
      Total taxable                                  55.9      54.8
  Tax exempts                                        14.0      15.7
                                                   -----------------
      Total fixed maturities                         69.9      70.5
                                                   -----------------
Equity securities                                     8.5       9.8
Real estate                                            .2        .2
Policy loans                                          3.4       3.7
Other long term investments                          13.9      11.2
Short term investments                                4.1       4.6
                                                   -----------------
                                                    100.0%    100.0%
                                                   =================

     The majority of the Company's investment portfolio consists of fixed maturities which are diverse as to both industry and geographic concentration. In 2000, the overall mix of investments remained relatively stable with changes due to market fluctuations in equities and fixed maturities.

     The rating of the Company's portfolio of fixed maturities using the Standard & Poor's rating categories is as follows at December 31, 2000 and 1999:

                                                     December 31,
                                                   --------------
                                                    2000     1999
                                                   --------------
AAA to A-                                           90.6%    89.8%
BBB+ to BBB-                                         8.3      9.2
BB+ and below (below investment grade)               1.1      1.0
                                                   --------------
                                                   100.0%   100.0%
                                                   ==============

     At December 31, 2000, approximately 0.1% of securities in the fixed maturity portfolio were not rated by an outside rating service. The Company considers bonds with a quality rating of BB+ and below to be below investment grade or high yield bonds (also called junk bonds).

     At December 31, 2000, approximately 36.3% of fixed maturities were mortgage backed securities. Such securities are comprised of Collateral Mortgage Obligations (CMO's) and pass through securities. Based on reviews of the Company's portfolio of mortgage-backed securities, the impact of prepayment risk on the Company's financial position is not believed to be significant. These risks are discussed in more detail below in the Market Risk Disclosures section. At December 31, 2000, the Company's total portfolio of fixed maturities had gross unrealized gains of $27.6 million and gross unrealized losses of $19.1 million. All securities are priced by nationally recognized pricing services or by broker/dealers securities firms.

     During 2000, the Company sold approximately $71.4 million in fixed maturities available for sale. These sales resulted in gross realized gains of $258,461 and gross realized losses of $2,068,969. During 1999, the Company sold approximately $9.4 million in fixed maturities available for sale. These sales resulted in gross realized gains of $12,779 and gross realized losses of $812,408.

     The Company monitors its level of investments in high yield fixed maturities and its level of equity investments in companies that issue high yield debt securities. Management believes the level of such investments is not significant to the Company's financial condition. At December 31, 2000 and 1999, the Company had unrealized gains of approximately $6.3 million and $5.3 million, respectively, in such investments. During 2000, the Company recognized a net loss of $1,117,887 on disposals of high yield debt securities. No such disposals occurred in 1999.

     In 2000, the Company wrote down ten bond issues totaling $4,258,230 and seven equity securities totaling $1,713,219 whose declines in value were deemed to be other than temporary. Similarly, in 1999, the Company wrote down eight equity securities totaling $2,939,085 whose declines in value were deemed to be other than temporary. At December 31, 2000, nonperforming bonds included in the portfolio totaled $200,000. There were no nonperforming bonds at December 31, 1999.

     The Company's investment in other long term investments consists primarily of consumer loans and commercial leases orginated by the finance subsidiary. These loans and leases are collateralized by automobiles, equipment and other property. At December 31, 2000, the delinquency ratio on the loan portfolio was 1.81%, or $1.2 million and the delinquency ratio on the lease portfolio was 4.68%, or $2.1 million. Loans charged off in 2000 totaled $399,949 or 0.9% of the average outstanding loan portfolio while leases charged off in 2000 were $35,281 or 0.1% of the average outstanding lease portfolio since its purchase at the end of the first quarter of 2000. At December 31, 2000, the Company maintained an allowance for loan losses of $678,730 or approximately 1.1% of the outstanding loan balance. In addition, at December 31, 2000, the Company maintained an allowance for lease losses of $554,498 or approximately 1.5% of the outstanding lease balance. Other significant long term investments include assets leased under operating leases, partnership investments and certain other investments.

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

                             ALFA CORPORATION 2000

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

     The estimated fair value of the Company's investment portfolio at December 31, 2000 was $1.357 billion, 69.9% of which was invested in fixed maturities, 8.5% in equity securities, 5.3% in mortgage and collateral loans, 4.1% in short term investments and 12.3% in other long term investments.

     The table below summarizes the Company's interest rate risk and shows the effect of a hypothetical change in interest rates as of December 31, 2000. The selected hypothetical changes do not indicate what would be the potential best or worst case scenarios:

                                                           Estimated           Estimated              Hypothetical
                                        Estimated          Change In        Fair Value After       Percentage Increase
                                      Fair Value at      Interest Rate     Hypothetical Change       (Decrease) in
(Dollars in Thousands)              December 31, 2000  (bp=basis points)    in Interest Rate      Stockholders' Equity
-----------------------------------------------------------------------------------------------------------------------
FIXED MATURITY
INVESTMENTS
----------------------------------------------------------------------------------------------------------------------
U.S. Treasury Securities and            $  52,257       200 bp decrease     $     60,116                1.0%
obligations of U.S.                                     100 bp decrease           56,014                0.5
government corporations and                             100 bp increase           48,719               (0.5)
agencies                                                200 bp increase           45,354               (0.9)
----------------------------------------------------------------------------------------------------------------------
Tax-exempt obligations of states,       $ 189,909       200 bp decrease     $    216,629                5.2%
municipalities and political                            100 bp decrease          203,241                2.6
subdivisions                                            100 bp increase          176,691               (2.6)
                                                        200 bp increase          164,100               (5.1)
----------------------------------------------------------------------------------------------------------------------
Mortgaged backed securities             $ 344,032       200 bp decrease     $    365,844                2.8%
                                                        100 bp decrease          356,039                1.5
                                                        100 bp increase          327,966               (2.0)
                                                        200 bp increase          308,666               (4.5)
----------------------------------------------------------------------------------------------------------------------
Corporate, taxable municipal            $ 360,775       200 bp decrease     $    412,294                6.6%
and other debt securities                               100 bp decrease          385,777                3.2
                                                        100 bp increase          338,010               (2.9)
                                                        200 bp increase          317,626               (5.5)
----------------------------------------------------------------------------------------------------------------------
TOTAL FIXED MATURITIES                  $ 946,973       200 bp decrease     $  1,054,883               13.7%
                                                        100 bp decrease        1,001,071                6.9
                                                        100 bp increase          891,386               (7.1)
                                                        200 bp increase          835,746              (14.2)
----------------------------------------------------------------------------------------------------------------------
MORTGAGE AND                            $  71,869       200 bp decrease     $     76,426                  *
COLLATERAL LOANS                                        100 bp decrease           74,378                  *
                                                        100 bp increase           68,513                  *
                                                        200 bp increase           64,481                  *
----------------------------------------------------------------------------------------------------------------------
SHORT TERM                              $  55,934       200 bp decrease     $     64,346                  *
INVESTMENTS                                             100 bp decrease           59,955                  *
                                                        100 bp increase           52,147                  *
                                                        200 bp increase           48,545                  *
----------------------------------------------------------------------------------------------------------------------
LIABILITIES
----------------------------------------------------------------------------------------------------------------------
6.58% to 6.67% Commercial Paper         $ 117,643       200 bp decrease     $    133,336                  *
                                                        100 bp decrease          126,101                  *
                                                        100 bp increase          109,678                  *
                                                        200 bp increase          102,103                  *
----------------------------------------------------------------------------------------------------------------------
Short Term Notes Payable                $  25,537       200 bp decrease     $     29,377                  *
                                                        100 bp decrease           27,373                  *
                                                        100 bp increase           23,808                  *
                                                        200 bp increase           22,164                  *
----------------------------------------------------------------------------------------------------------------------

*Changes in estimated fair value have no impact on stockholders' equity

                             ALFA CORPORATION 2000

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

INTEREST RATE RISK

     The Company's fixed maturity investments and borrowings are subject to interest rate risk. Increases and decreases in interest rates typically result in decreases and increases in the fair value of these financial instruments.

     The Company's fixed income portfolio is invested predominantly in high quality corporate, mortgage-backed, government and municipal bonds. The fixed income portfolio has an average effective duration of 5.82 years and an average quality rating of AA. The changes in the fair value of the fixed maturity portfolio are presented as a component of shareholders' equity in accumulated other comprehensive income, net of taxes.

     The Company works to manage the impact of interest rate fluctuations on its fixed income portfolio. The effective duration of the portfolio is managed to diversify its distribution. This duration distribution, as well as the portfolio's moderate duration, serves to curb the impact of large swings in interest rates on the fixed income portfolio.

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

     At December 31, 2000, the Company's equity portfolio was concentrated in terms of the number of issuers and industries. At December 31, 2000, the Company's top ten equity holdings represented $53.8 million or 51.4% of the equity portfolio. Investments in the financial and utility industries represented 25.9% and 20.8%, respectively, of the equity portfolio at December 31, 2000. Such concentration can lead to higher levels of short-term price volatility. Due to its long-term investment focus, the Company is not as concerned with short-term volatility as long as its subsidiaries' ability to write business is not impaired.

     The table below summarizes the Company's equity price risk and shows the effect of a hypothetical 20% increase and a 20% decrease in market prices as of December 31, 2000. The selected hypothetical changes do not indicate what could be the potential best or worse case scenarios.

    Estimated                         Estimated               Hypothetical
  Fair Value of                   Fair Value After        Percentage Increase
Equity Securities  Hypothetical     Hypothetical             (Decrease) in
   at 12/31/00     Price Change   Change in Prices        Stockholders' Equity
-------------------------------------------------------------------------------
                               (dollars in thousands)
$114,595           20% increase       $137,514                     3.1%
                   20% decrease       $ 91,676                    (3.1%)


INCOME TAXES

     The effective tax rate was 29.5% in 2000, 29.9% in 1999 and 31.9% in 1998. The increase in income tax expense in 2000 over 1999 and in 1999 compared to 1998 is due primarily to the increase in income before provision for income taxes in both years. The fluctuation in the effective rate is due to the relative mix of taxable versus tax-exempt income. The effective rate has also been impacted by increased tax preference credits on certain investments.

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

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

     On October 25, 1993, the Company established a Stock Option Plan, pursuant to which a maximum aggregate of 2,000,000 shares of common stock have been reserved for grant of options to key personnel. The options ratably become exercisable annually over three years and may not be exercised after ten years from the date of award. At December 31, 2000, there had been 310,115 options exercised, 1,057,242 options were exercisable and 142,367 had been cancelled leaving 214,467 options available for grant under the plan. The plan expires on October 24, 2003.

     In October 1989, the Company's Board of Directors approved a stock repurchase program authorizing the repurchase of up to 2,000,000 shares of its outstanding common stock in the open market or in negotiated transactions in such quantities and at such times and prices as management may decide. In March 1999, the Board increased the number of shares authorized for repurchase by 2,000,000. During 2000, the Company repurchased 536,100 shares at a cost of $8,870,081. At December 31, 2000, the Company had repurchased 3,045,100 shares at a cost of $38,077,528. The Company has reissued 310,115 treasury shares as a result of option exercises.

     Total borrowings increased $39.7 million in 2000 to $143.2 million. The majority of the short term debt is commercial paper issued by the Company. At December 31, 2000 the Company had approximately $117.6 million in commercial paper at rates ranging from 6.58% to 6.67% with maturities ranging from January 8, 2001 to February 13, 2001. The Company intends to continue to use the commercial paper program to fund the consumer loan portfolio, commercial lease portfolio and other corporate short term needs. Backup lines of credit are in place up to $135 million. The backup lines agreements contain usual and customary covenants requiring the Company to meet certain operating levels. The Company has maintained full compliance with all such covenants. The Company has A-1+ and P-1 commercial paper ratings from Standard & Poor's and Moody's Investors Service, respectively. The commercial paper is guaranteed by an affiliate, Alfa Mutual Insurance Company. In addition, the Company had $25.4 million in short-term debt outstanding to affiliates at December 31, 2000 with interest equal to commercial paper rates payable monthly and $103,806 outstanding in other short-term debt at a rate of 7.0%.

     Cash surrenders paid to policyholders on a statutory basis totaled $16.7 million in 2000 and $13.7 million in 1999. This level of surrenders is within the Company's pricing expectations. Historical persistency rates indicate a normal pattern of surrender activity in 2000, 1999 and 1998. The structure of the surrender charges is such that persistency is encouraged. The majority of the policies in force have surrender charges which grade downward over a 12 to 15 year period. In addition, the majority of the in-force business is interest sensitive type policies which generally have lower rates of surrender. At December 31, 2000 the total amount of cash that would be required to fund all amounts subject to surrender was approximately $400.2 million.

     The Company's business is concentrated geographically in Alabama, Georgia and Mississippi. Accordingly, unusually severe storms or other disasters in these contiguous states might have a more significant effect on the Company than on a more geographically diversified insurance company. Unusually severe storms, other natural disasters and other events could have an adverse impact on the Company's financial condition and operating results. However, the Company's current catastrophe protection program, which began November 1, 1996, reduces the earnings volatility caused by such catastrophe exposures.

     Increasing public interest in the availability and affordability of insurance has prompted legislative, regulatory and judicial activity in several states. This includes efforts to contain insurance prices, restrict underwriting practices and risk classifications, mandate rate reductions and refunds, eliminate or reduce exemptions from antitrust laws and generally expand regulation. Because of Alabama's low automobile rates as compared to rates in most other states, the Company does not expect the type of punitive legislation and initiatives found in some states to be a factor in its primary market in the immediate future. In 1999, the Alabama legislature passed a tort reform package that should help to curb some of the excessive litigation experienced in recent years. In addition, a mandatory insurance bill was passed to require motorists to obtain insurance coverage beginning in June 2000. While this requirement will affect both the revenues and losses incurred by the Company in the future, the full extent or impact is not possible to predict and the Company believes any impact on future results will not be significant.

FINANCIAL ACCOUNTING DEVELOPMENTS

     The Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," in June 1998. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in investment securities and other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative will be included in either earnings or other comprehensive income depending on the intended use of the derivative instrument. This standard, as amended by SFAS No. 137, is effective for the Company January 1, 2001. At this time, the Company does not anticipate this standard having a significant impact.

     The FASB also issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (a replacement of SFAS No. 125)" in September 2000. The Company is currently evaluating this standard which is effective April 1, 2001. At this time, the Company does not anticipate this standard having a significant impact.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

INFORMATION ABOUT FORWARD-LOOKING STATEMENTS

     Any statement contained in this report which is not a historical fact, or which might otherwise be considered an opinion or projection concerning the Company or its business, whether expressed or implied, is meant as and should be considered a forward-looking statement as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions and opinions concerning a variety of known and unknown risks, including but not necessarily limited to changes in market conditions, natural disasters and other catastrophic events, increased competition, changes in availability and cost of reinsurance, changes in governmental regulations, technological changes, political and legal contingencies and general economic conditions, as well as other risks and uncertainties more completely described in the Company's filings with the Securities and Exchange Commission, including this Annual Report on Form 10-K. If any of these assumptions or opinions prove incorrect, any forward-looking statements made on the basis of such assumptions or opinions may also prove materially incorrect in one or more respects and may cause actual future results to differ materially from those contemplated, projected, estimated or budgeted in such forward-looking statements.

                             ALFA CORPORATION 2000

                          CONSOLIDATED BALANCE SHEETS

                                                                                                December 31,
                                                                                    -----------------------------------
                                                                                          2000               1999
                                                                                    -----------------------------------
ASSETS
Investments:
    Fixed Maturities held for investment, at amortized cost
      (fair value $792,959 in 2000 and $1,079,667 in 1999)                          $       754,450    $     1,030,931
    Fixed Maturities available for sale, at fair value
      (amortized cost $937,730,993 in 2000 and $847,589,381 in 1999)                    946,179,812        812,871,523
    Equity Securities available for sale, at fair value (cost $53,687,943 in 2000
      and $53,053,370 in 1999)                                                          114,594,848        113,175,338
    Mortgage Loans on Real Estate                                                           214,394            305,079
    Investment Real Estate (net of accumulated depreciation
      of $1,325,023 in 2000 and $1,198,489 in 1999)                                       2,045,171          2,004,405
    Policy Loans                                                                         46,335,399         42,820,247
    Collateral Loans                                                                     70,022,985         58,978,222
    Other Long-term Investments                                                         118,945,159         70,651,385
    Short-term Investments                                                               55,933,710         53,376,923
                                                                                    -----------------------------------
      Total Investments                                                               1,355,025,928      1,155,214,053
Cash                                                                                      4,475,672          6,649,914
Accrued Investment Income                                                                14,020,985         12,828,094
Accounts Receivable                                                                      13,885,864         12,977,124
Reinsurance Balances Receivable                                                           2,935,521          2,152,839
Due from Affiliates                                                                       5,753,191          2,199,863
Deferred Policy Acquisition Costs                                                       144,572,014        136,016,688
Other Assets                                                                              5,633,934          7,308,110
                                                                                    -----------------------------------
      Total Assets                                                                  $ 1,546,303,109    $ 1,335,346,685
                                                                                    ===================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Policy Liabilities and Accruals                                                     $   652,532,857    $   601,978,858
Unearned Premiums                                                                       121,688,810        114,802,464
Dividends to Policyholders                                                               10,033,028          9,723,114
Premium Deposit and Retirement Deposit Funds                                              5,364,453          5,758,230
Deferred Income Taxes                                                                    42,513,055         24,360,697
Other Liabilities                                                                        82,021,332         52,698,161
Due to Affiliates                                                                        15,408,988         13,921,769
Commercial Paper                                                                        117,642,561         90,289,198
Notes Payable                                                                               103,806            105,162
Notes Payable to Affiliates                                                              25,432,979         13,041,571
                                                                                    -----------------------------------
      Total Liabilities                                                               1,072,741,869        926,679,224
                                                                                    -----------------------------------

Commitments and Contingencies (Notes 1, 3, 9 and 13)

Stockholders' Equity:
  Preferred Stock, $1 par value
    Shares Authorized: 1,000,000
    Issued: None
  Common Stock, $1 par value
    Shares Authorized: 110,000,000
    Issued: 41,891,512
    Outstanding:  2000 - 39,148,527; 1999 - 39,542,294                                   41,891,512         41,891,512
  Capital in Excess of Par Value                                                         24,076,380         22,820,889
  Accumulated Other Comprehensive Income                                                 45,444,149         20,407,812
  Retained Earnings                                                                     398,705,679        351,923,507
  Treasury Stock: at Cost (shares, 2000 - 2,742,985; 1999 - 2,349,218)                  (36,556,480)       (28,376,259)
                                                                                    -----------------------------------
      Total Stockholders' Equity                                                        473,561,240        408,667,461
                                                                                    -----------------------------------
      Total Liabilities and Stockholders' Equity                                    $ 1,546,303,109    $ 1,335,346,685
                                                                                    ===================================

The accompanying notes are an integral part of these financial statements.

                             ALFA CORPORATION 2000

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                Years Ended December 31,
                                                      ------------------------------------------
                                                          2000           1999            1998
                                                      ------------------------------------------
Revenues
  Premiums - Property and Casualty Insurance          $376,118,774   $356,970,311   $345,739,616
  Premiums and Policy Charges - Life Insurance          53,078,123     48,359,640     46,098,666
  Net Investment Income                                 72,891,117     67,807,030     62,511,658
  Realized Investment Gains                              5,268,302      5,060,396      4,397,533
  Other Income                                           2,956,529      4,063,970      2,238,096
                                                      ------------------------------------------
      Total Revenues                                   510,312,845    482,261,347    460,985,569
                                                      ------------------------------------------

Benefits and Expenses
  Benefits & Settlement Expenses                       295,880,555    281,715,997    277,900,636
  Dividends to Policyholders                             3,457,527      3,193,463      3,236,089
  Amortization of Deferred Policy Acquisition Costs     65,973,676     60,202,522     57,821,043
  Other Operating Expenses                              50,255,242     45,071,909     38,762,883
                                                      ------------------------------------------
      Total Expenses                                   415,567,000    390,183,891    377,720,651
                                                      ------------------------------------------

Income Before Provision for Income Taxes                94,745,845     92,077,456     83,264,918
Provision for Income Taxes                              27,924,982     27,519,994     26,549,227
                                                      ------------------------------------------
      Net Income                                      $ 66,820,863   $ 64,557,462   $ 56,715,691
                                                      ==========================================


      Net Income Per Share - Basic                    $       1.71   $       1.61   $       1.39
                                                      ==========================================

      Net Income Per Share - Diluted                  $       1.70   $       1.60   $       1.38
                                                      ==========================================

Weighted Average Shares Outstanding - Basic             39,168,102     39,980,880     40,834,232
                                                      ==========================================

Weighted Average Shares Outstanding - Diluted           39,407,152     40,235,690     41,148,258
                                                      ==========================================

The accompanying notes are an integral part of these financial statements.

                             ALFA CORPORATION 2000

                        CONSOLIDATED STATEMENTS OF INCOME

                                                                                                 Years Ended December 31,
                                                                                     --------------------------------------------
                                                                                          2000            1999            1998
                                                                                     --------------------------------------------
Net Income                                                                           $ 66,820,863    $ 64,557,462    $ 56,715,691

Other Comprehensive Income, net of tax:
  Unrealized Investment Gains (Losses) on Securities Available for Sale                28,460,733     (33,880,133)      3,505,632
  Less:  Reclassification Adjustment for Realized Investment Gains                      3,424,396       3,289,257       2,858,396
                                                                                     --------------------------------------------

    Total Other Comprehensive Income (Loss)                                            25,036,337     (37,169,390)        647,236
                                                                                     --------------------------------------------

        Total Comprehensive Income                                                   $ 91,857,200    $ 27,388,072    $ 57,362,927
                                                                                     ============================================

The accompanying notes are an integral part of these financial statements.

                             ALFA CORPORATION 2000

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                      Accumulated
                                                        Capital in       Other
                                          Common        Excess of    Comprehensive     Retained        Treasury
                                          Stock         Par Value    Income (Loss)     Earnings         Stock           Total
                                      ------------------------------------------------------------------------------------------
Balance, December 31, 1997            $ 41,891,512    $ 21,301,198   $  56,929,966   $267,420,813  $  (4,612,295)   $382,931,194

Comprehensive Income
    Net Income                                                                         56,715,691                     56,715,691
    Other Comprehensive Income,
     net of tax
      Change in Net Unrealized
       Investment Gains(Losses)                                            647,236                                       647,236

Dividends to Stockholders
    ($.4375 per share)                                                                (17,867,671)                   (17,867,671)

Purchase of Treasury Stock
    (22,000 shares)                                                                                     (419,471)       (419,471)

Exercise of Stock Options
    (112,199 shares)                                     1,054,736                                       560,270       1,615,006
                                      ------------------------------------------------------------------------------------------

Balance, December 31, 1998              41,891,512      22,355,934      57,577,202    306,268,833     (4,471,496)    423,621,985

Comprehensive Income
    Net Income                                                                         64,557,462                     64,557,462
    Other Comprehensive Income,
     net of tax
      Change in Net Unrealized
       Investment Gains(Losses)                                        (37,169,390)                                  (37,169,390)

Dividends to Stockholders
    ($.4725 per share)                                                                (18,902,788)                   (18,902,788)

Purchase of Treasury Stock
    (1,389,400 shares)                                                                               (24,157,205)    (24,157,205)

Exercise of Stock Options
    (51,783 shares)                                        464,955                                       252,442         717,397
                                      ------------------------------------------------------------------------------------------

Balance, December 31, 1999              41,891,512      22,820,889      20,407,812    351,923,507    (28,376,259)    408,667,461

Comprehensive Income
    Net Income                                                                         66,820,863                     66,820,863
    Other Comprehensive Income,
     net of tax
      Change in Net Unrealized
       Investment Gains(Losses)                                         25,036,337                                    25,036,337

Dividends to Stockholders
    ($.51 per share)                                                                  (20,038,691)                   (20,038,691)

Purchase of Treasury Stock
    (536,100 shares)                                                                                  (8,870,081)     (8,870,081)

Exercise of Stock Options
    (142,333 shares)                                     1,255,491                                       689,860       1,945,351
                                      ------------------------------------------------------------------------------------------
Balance, December 31, 2000            $ 41,891,512    $ 24,076,380    $ 45,444,149   $398,705,679   ($36,556,480)   $473,561,240
                                      ==========================================================================================

The accompanying notes are an integral part of these financial statements.

                CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  Years Ended December 31,
                                                                       -----------------------------------------------
                                                                          2000                1999            1998
                                                                       -----------------------------------------------
Cash Flows from Operating Activities:
  Net Income                                                           $  66,820,863    $  64,557,462    $  56,715,691
   Adjustments to Reconcile Net Income to Net Cash
    Provided by Operating Activities:
     Policy Acquisition Costs Deferred                                   (78,595,162)     (71,159,530)     (66,613,244)
     Amortization of Deferred Policy Acquisition Costs                    65,973,676       60,202,522       57,821,043
     Depreciation and Amortization                                           507,223        1,805,614        2,973,249
     Provision for Deferred Taxes                                          4,671,253        2,374,322        3,240,151
     Interest Credited on Policyholders' Funds                            20,506,441       18,356,050       16,127,589
     Net Realized Investment Gains                                        (5,268,302)      (5,060,396)      (4,397,533)
     Other                                                                 3,548,808        2,223,658        2,296,826
     Changes in Operating Assets and Liabilities:
       (Increase) in Accrued Investment Income                            (1,192,891)      (1,433,154)        (280,568)
       Decrease (Increase) in Accounts Receivable                          7,293,678       (1,636,992)          12,929
       (Increase) Decrease in Reinsurance Balances Receivable               (782,682)      (1,031,750)          10,922
       (Increase) Decrease in Amounts Due from Affiliates                 (3,553,328)        (522,196)         827,490
       Increase in Amounts Due to Affiliates                               1,487,219       13,603,656          318,113
       Decrease (Increase) in Other Assets                                 1,674,176       (2,376,020)        (425,730)
       Increase in Liability for Policy Reserves                          10,246,906       13,673,665       10,869,716
       Increase in Liability for Unearned Premiums                         6,886,346        9,337,984        7,795,210
       (Decrease) Increase in Amounts Held for Others                        (83,863)         (74,101)          42,657
       Increase in Other Liabilities                                      18,941,264        8,252,520        8,556,929
                                                                       -----------------------------------------------
     Net Cash Provided by Operating Activities                           119,081,625      111,093,314       95,891,440
                                                                       -----------------------------------------------

Cash Flows from Investing Activities:
  Maturities and Redemptions of Fixed Maturities Held for Investment         276,103          449,765          536,451
  Maturities and Redemptions of Fixed Maturities Available for Sale       53,615,576      106,439,215       78,974,370
  Maturities and Redemptions of Other Investments                        233,713,949      155,933,514      129,559,926
  Sales of Fixed Maturities Available for Sale                            71,438,726        9,392,842       59,787,112
  Sales of Other Investments                                              68,482,224       66,265,802       71,659,811
  Purchases of Fixed Maturities Available for Sale                      (223,841,797)    (218,821,947)    (179,855,611)
  Purchases of Other Investments                                        (359,511,096)    (257,043,582)    (185,735,095)
  Net (Increase) in Short-term Investments                                (2,556,787)      (9,561,593)     (18,433,677)
  Net Decrease (Increase) in Receivable/Payable on Securities              7,576,519       22,628,454      (22,071,686)
                                                                       -----------------------------------------------
     Net Cash (Used in) Investing Activities                            (150,806,583)    (124,317,530)     (65,578,399)
                                                                       -----------------------------------------------

Cash Flows from Financing Activities:
  Increase (Decrease) in Commercial Paper                                 27,353,363       33,029,680      (32,262,211)
  (Decrease) in Notes Payable                                                 (1,356)          (1,603)      (1,871,259)
  Increase (Decrease) in Notes Payable to Affiliates                      12,391,408        3,603,442         (694,059)
  Stockholder Dividends Paid                                             (20,038,691)     (18,902,788)     (17,867,671)
  Purchases of Treasury Stock                                             (8,870,081)     (24,157,205)        (419,471)
  Proceeds from Exercise of Stock Options                                  1,637,667          610,217        1,299,329
  Deposits of Policyholders' Funds                                        62,641,133       59,732,767       58,049,561
  Withdrawal of Policyholders' Funds                                     (45,562,727)     (39,988,789)     (36,419,448)
                                                                       -----------------------------------------------
     Net Cash Provided by (Used in) Financing Activities                  29,550,716       13,925,721      (30,185,229)
                                                                       -----------------------------------------------
Net (Decrease) Increase in Cash                                           (2,174,242)         701,505          127,812
Cash - Beginning of Period                                                 6,649,914        5,948,409        5,820,597
                                                                       -----------------------------------------------
Cash - End of Period                                                   $   4,475,672    $   6,649,914    $   5,948,409
                                                                       ===============================================

Supplemental Disclosures of Cash Flow Information:
Cash Paid During the Year for:
  Interest                                                             $   9,096,363    $   3,933,097    $   4,539,523
  Income Taxes                                                         $  21,977,000    $  25,799,500    $  22,397,000

The accompanying notes are an integral part of these financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accompanying consolidated financial statements are prepared on the basis of accounting principles generally accepted in the United States of America. Generally accepted accounting principles differ in certain respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities. Prescribed statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (NAIC). Permitted statutory accounting practices encompass all accounting practices that are not prescribed. Such practices differ from state-to-state, may differ from company-to-company within a state, and may change in the future. In 1994, the NAIC undertook a project to codify statutory accounting in an effort to develop a single uniform and comprehensive basis of statutory accounting. In its March 1998 meeting, the NAIC membership adopted the Codification of Statutory Accounting Principles Project (the "Codification") as the NAIC-supported basis of accounting. The Codification was approved with a provision allowing for commissioner discretion in determining appropriate statutory accounting for insurers. Accordingly, such discretion will continue to allow prescribed or permitted accounting practices that may differ from state to state. The Company's adoption date for the Codification is January 1, 2001.

     The Company is in the process of quantifying the effects of Codification on the surplus position of its insurance operating subsidiaries, but believes the effects of Codification will not have a material adverse effect upon their surplus positions or operations.

     The accompanying consolidated financial statements include, after intercompany eliminations, Alfa Corporation and its wholly-owned subsidiaries, Alfa Life Insurance Corporation (Life), Alfa Insurance Corporation, Alfa General Insurance Corporation, Alfa Financial Corporation (Financial), Alfa Investment Corporation, Alfa Builders, Inc. (Builders), Alfa Realty, Inc. (Realty), Alfa Agency Mississippi, Inc., Alfa Agency Georgia, Inc. and Alfa Benefits Corporation (ABC). The Company's primary market area is Alabama, Georgia and Mississippi.

Nature of Operations

     Alfa Corporation operates predominantly in the insurance industry. Its insurance subsidiaries write life insurance in Alabama, Georgia and Mississippi and property and casualty insurance in Georgia and Mississippi. The Company's noninsurance subsidiaries are engaged in consumer financing, commercial leasing, real estate investments, residential and commercial construction, real estate sales and benefit services for the Alfa Group. As more fully discussed in Note 2, its property and casualty insurance business is pooled with that of the Alfa Mutual Insurance Companies which write property and casualty business in Alabama. The Company's business is concentrated geographically in Alabama, Georgia and Mississippi. Approximately $365 million of premiums and policy charges representing 89% of such amounts in 2000 were from policies written in Alabama. Accordingly, unusually severe storms or other disasters in this state might have a more significant effect on the Company than on a more geographically diversified insurance company and could have an adverse impact on the Company's financial condition and operating results. Increasing public interest in the availability and affordability of insurance has prompted legislative, regulatory and judicial activity in several states. This includes efforts to contain insurance prices, restrict underwriting practices and risk classifications, mandate rate reductions and refunds, eliminate or reduce exemptions from antitrust laws and generally expand regulation. Because of Alabama's low automobile rates as compared to rates in most other states, the Company does not expect the type of punitive legislation and initiatives found in some states to be a factor in its primary market in the immediate future.

Revenues, Benefits, Claims and Expenses

Traditional Life Insurance Products: Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist principally of whole life insurance policies, term life insurance policies and certain annuities with life contingencies. Premiums are recognized over the premium-paying period of the policy. The liability for future policy benefits is computed using a net level method including assumptions as to investment yields, mortality, withdrawals, and other assumptions based on the Company's experience, modified as necessary, to reflect anticipated trends and to include provisions for possible unfavorable deviations. Policy benefit claims are charged to expense in the period that the claims are incurred.

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

Policy Acquisition Costs

     Commissions and other costs of acquiring insurance that vary with and are primarily related to the production of new and renewal business have been deferred. Traditional life insurance acquisition costs are being amortized over the premium payment period of the related policies using assumptions consistent with those used in computing policy benefit reserves. Acquisition costs for universal life type policies are being amortized over the lives of the policies in relation to the present value of estimated gross profits which are determined based upon surrender charges and investment, mortality

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(Note 1, continued)

and expense margins. Acquisition costs for property and casualty insurance are amortized over the period in which the related premiums are earned. Investment income is considered, if necessary, in the determination of the recoverability of deferred policy acquisition costs.

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

     The Company has a put option and a covered call option writing program. Premiums received from options written are carried at fair value as a liability with net unrealized gains or losses reflected as accumulated other comprehensive income within stockholders' equity, net of taxes. Realized gains and losses on call options written are recognized in net income upon settlement of the option contract. The put option contract premium, if exercised, lowers the purchase price of the stock. However, if the contract is not exercised, a realized gain is recognized in net income upon expiration. The option program is used only in certain circumstances to hedge against volatility in equity securities. The Company had $2,022,575 in options outstanding at December 31, 2000.

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

Earnings Per Share

     Basic EPS is computed by dividing net income by the weighted average number of shares outstanding. Diluted EPS is computed similarly except that the shares outstanding is increased to give effect to all potentially dilutive shares that would have been outstanding if such shares had been issued. The weighted average diluted shares outstanding include potentially diluted shares which total 239,050 shares in 2000, 254,810 shares in 1999 and 314,206 shares in 1998, all of which are employee stock options outstanding during each period presented (See Note 15).

Cash

     Cash consists of demand deposits at banks. Short-term investments with maturities of three months or less are considered to be investments and are not considered to be cash or cash equivalents for the purposes of the statements of cash flows.

Other

     Certain reclassifications have been made to 1999 and 1998 amounts in order to conform to 2000 classifications and descriptions.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

2. POOLING AGREEMENT

     Effective August 1, 1987, the Company entered into a property and casualty insurance Pooling Agreement (the "Pooling Agreement") with Alfa Mutual Insurance Company (Mutual), and other members of the Mutual Group (See Note 3). On January 1, 2001, Alfa Specialty Insurance Corporation (Specialty), a subsidiary of Mutual, will also become a participant in the Pooling Agreement. The Mutual Group is a direct writer primarily of personal lines of property and casualty insurance in Alabama. The Company's subsidiaries similarly are direct writers in Georgia and Mississippi. Both the Mutual Group and the Company write preferred risk automobile, homeowner, farmowner and mobile home insurance, fire and allied lines, standard risk automobile and homeowner insurance, and a limited amount of commercial insurance, including church and businessowner insurance. Specialty is a direct writer primarily of nonstandard risk automobile insurance. Under the terms of the Pooling Agreement, the Company cedes to Mutual all of its property and casualty business. Substantially all of the Mutual Group's direct property and casualty business (together with the property and casualty business ceded by the Company) is included in the pool. Mutual currently retrocedes 65% of the pool to the Company and retains 35% within the Mutual Group. Effective January 1, 2001, Specialty's property and casualty business will likewise be included in the pool. On October 1, 1996, the Pooling Agreement was amended in conjunction with the restructuring of the Alfa Insurance Group's catastrophe protection program. Effective November 1, 1996, the allocation of catastrophe costs among the members of the pool was changed to better reflect the economics of catastrophe finance. The amendment limited Alfa Corporation's participation in any single catastrophic event or series of storms to its pool share (65%) of $10 million unless the loss exceeded $249 million on a 100% basis in which case the Company's share in the loss would be based upon its amount of surplus relative to the other members of the group. Due to increases in insured property risks, an amendment was made increasing the Company's participation limits from its pool share of the $10 million level to $11 million beginning July 1, 1999. This limit has been amended effective January 1, 2001 to $11.4 million. During 2000, the Company's share of losses exceeding $249 million would have been 13%. These parameters have been amended to $284 million and 14% as of January 1, 2001. Alfa Group pooled catastrophe losses of approximately $26 million and $45 million in 2000 and 1998, respectively. The Company's share of such losses totaled $7.2 million and $6.5 million, respectively. No catastrophe losses were incurred in 1999. The Company's participation in the Pooling Agreement may be changed or terminated without the consent or approval of the Company's shareholders. The Pooling Agreement may be terminated by any party thereto upon 90 days notice.

     As a result of the Pooling Agreement, the Company had a payable of $3,227,930 to and a receivable of $824,156 from the Mutual Group at December 31, 2000 and December 31, 1999, respectively, for cash transactions originating in December and settled the following month. Approximately 82.8% of the Company's property and casualty premium income and 72.6% of its total premium income for 2000 was derived from the Company's participation in the Pooling Agreement.

3. RELATED PARTY TRANSACTIONS

     Mutual owns 41.3%, Alfa Mutual Fire (Fire) owns 10.3% and Alfa Mutual General (General) owns 0.2% of the Company's common stock. The Board of Directors of the Company consists of eleven members, six of whom serve as Directors of Mutual, Fire and General (collectively, the Mutual Group) and two of whom at December 31, 2000 were executive officers of the Company. Two of the Company's directors and most of the Company's executive officers, including the Company's President, also hold the same positions with Mutual, Fire, General and Specialty. The Company paid stockholder dividends to the Mutual Group totaling $10,285,798 in 2000, $9,572,845 in 1999 and $9,058,798 in 1998.

     The Company repurchased 564,400 shares of its common stock at a cost of $9,820,192 in 1999 from the Mutual Group under its stock repurchase program (See
Note 10). No such repurchases from the Mutual Group occurred in 2000.

     The Mutual Group and the Company's insurance subsidiaries are considered an insurance company holding system with Mutual being the controlling party under the Alabama Insurance Holding Company Systems Regulatory Act and their activities and transactions are subject to reporting, examination and regulation thereunder.

     Under a Management and Operating Agreement, Mutual provides substantially all facilities, management and other operational services to the Company and its subsidiaries and to other companies associated with Mutual. Most of the personnel providing management services to the Company are full-time employees of, and are directly compensated by, Mutual. The Company's business is substantially integrated with that of Mutual, Fire and General. Mutual periodically conducts time usage and other special expense allocation studies. Mutual charges the Company for both its allocated and direct salaries, employee benefits and other expenses, including those for the use of office facilities. The amounts paid by the Company to Mutual under the Management and Operating Agreement were approximately $36.9 million in 2000, $33.0 million in 1999 and $32.1 million in 1998. In Alabama, the Company's insurance agents are employees of Mutual. The Company reimburses Mutual for the full amount of all its agents' commissions paid by Mutual for the sale of the Company's insurance products.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Note 3, continued)

     Until January 31, 1997, Mutual's employees were covered by a group life insurance plan provided by Life. Group life insurance premiums paid to Life were approximately $1.7 million in 1996. On February 1, 1997, Mutual began covering its employees with a Corporate Owned Life Insurance (COLI) plan utilizing Life's universal life product. Premiums paid to Life totaled approximately $15.8 million in 2000, $14.8 million in 1999 and $13.9 million in 1998. Policy charges recorded from such premiums totaled approximately $2.5 million in 2000, $2.2 million in 1999 and $2.1 million in 1998. Policy reserves and insurance in force on the COLI plan at December 31, 2000 were approximately $52.2 million and $432.5 million, respectively. Certain of Mutual's employees and those of the affiliated Alabama Farmers Federation not covered by the COLI plan are covered by group life insurance provided by Life. Group life insurance premiums paid to Life totaled $324,140 in 2000, $322,921 in 1999 and $364,125 in 1998. Policy
reserves and insurance in force on this plan at December 31, 2000 were approximately $73,000 and $38.8 million, respectively.

     Certain of the Company's subsidiaries purchase property insurance and general liability insurance protection from Mutual and Fire. The annual premium paid for such policies totaled approximately $183,000 in 2000, $155,000 in 1999 and $71,000 in 1998.

     During 1999, the Company formed a new subsidiary, Alfa Benefits Corporation
(ABC), in an effort to improve the controls over employee benefits and related payments, to simplify and consolidate the accounting and recordkeeping function, and to improve operating efficiencies. As a result, the accrued benefit liabilities held by the various Alfa property and casualty entities and their related assets were transferred to ABC. The amounts of such transfers in 2000 and 1999 totaled approximately $600,000 and $13.7 million, respectively.

     The Company's consumer finance and leasing subsidiary (Financial) leases equipment, automobiles, furniture and other property to the Mutual Group. The Mutual Group paid $1,547,000 in 2000, $1,440,274 in 1999 and $1,799,823 in 1998
under these leases. The Mutual Group invests in automobile and other installment loans issued and serviced by Financial. The amount invested by the Mutual Group in such loans was $17,232,979 and $4,441,571 at December 31, 2000 and 1999,
respectively. Interest paid by Financial to the Mutual Group was $544,163 in 2000, $52,789 in 1999 and $44,365 in 1998. The Mutual Group's sponsoring organization, the Alabama Farmers Federation (Federation), and Alfa Services, Inc., a Federation subsidiary, invest in short-term lines of credit with the Company and Financial. The balance outstanding on these lines of credit included in notes payable to affiliates was $8,200,000 and $8,600,000 at December 31, 2000 and 1999, respectively. Interest paid by the Company and Financial to the Federation and its subsidiary was $540,354 in 2000, $449,484 in 1999 and $516,610 in 1998.

     The Mutual Group is a partner in a real estate partnership, which in 1996 established a revolving line of credit with Financial of $1.0 million at a rate of interest equal to the Company's commercial paper rate plus 1.0%. At December 31, 1999, the amount loaned to the partnership under the line of credit was $10,000. There was no amount outstanding on this line of credit at December 31, 2000. Interest paid to Financial was $331 in 2000, $17,031 in 1999 and $27,560 in 1998. In addition, the Mutual Group is a partner in a second real estate partnership, which in 2000, established a revolving line of credit with Financial of $4.0 million at a rate of interest equal to the prime lending rate less 1.0%. At December 31, 2000, the amount loaned to the partnership under the line of credit was $900,000. Interest accrued in 2000 by Financial from such loan was $4,401, which was paid in February 2001. In 1997, Mutual established a revolving line of credit with Financial of $20 million at a rate of interest equal to the one month London Interbank Offered Rate (LIBOR) plus .75%. No balance was unpaid at December 31, 2000. At December 31, 1999, the outstanding balance on this line of credit was $1,000,000. Interest paid in 2000 and 1999 to Financial was $360 and $123,196, respectively.

     The Company's real estate construction subsidiary (Builders) contracts with the Mutual Group for the construction of certain commercial facilities. The Mutual Group paid $4,721,358 in 2000, $5,048,774 in 1999 and $934,687 in 1998 to
Builders under such contracts. In addition, Builders had receivables from the Mutual Group of $279,174 and $1,070,449 for construction projects at December 31, 2000 and 1999, respectively. The Company's commercial real estate sales subsidiary (Realty) receives commissions for sales and leasing of certain of the Mutual Group's commercial facilities. The Mutual Group paid $33,964 in 2000, $27,630 in 1999 and $128,878 in 1998 for such services.

     The Company periodically has investment transactions with the Mutual Group. However, no such transactions occurred in 2000 or 1999. The Company is a partner in Alfa Investors Partnership with the Mutual Group. The amount invested in the partnership was $18.5 million and $15.9 million at December 31, 2000 and 1999, respectively. The Company had committed to fund up to $6.0 million additional investment in the partnership at December 31, 2000. The Company received no distribution from the partnership in 2000. In 2000, the Company became a member in Alfa Ventures II, L.L.C. with the Mutual Group. The amount invested in the limited liability company was approximately $2.1 million at December 31, 2000.

     The Company's life subsidiary is the general partner in two investment partnerships with a Charitable Remainder Unit Trust created by Mutual. The amount invested in the partnerships was $839,102 and $705,471 at December 31, 2000 and 1999, respectively.

                             ALFA CORPORATION 2000

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4. INVESTMENTS

Net investment income is summarized as follows:

                                                                         2000            1999           1998
                                                                    --------------------------------------------
Fixed maturities:
   Held for investment                                              $     78,528    $    110,826    $    158,978
   Available for sale                                                 65,180,046      56,947,170      53,200,860
                                                                    --------------------------------------------
     Total fixed maturities                                           65,258,574      57,057,996      53,359,838
Equity securities                                                      2,056,843       2,045,809       2,053,964
Mortgage loans on real estate                                             27,461          40,021          41,061
Investment real estate                                                   362,800         260,864         306,690
Policy loans                                                           3,348,512       3,099,769       2,690,979
Collateral loans                                                       5,309,885       4,402,846       4,292,487
Other long-term investments                                           10,244,967       9,052,828       8,914,447
Short-term investments                                                 2,570,315       2,875,953       1,971,630
                                                                    --------------------------------------------
Total investment income                                               89,179,357      78,836,086      73,631,096
Investment expenses, including interest expense                      (16,288,240)    (11,029,056)    (11,119,438)
                                                                    --------------------------------------------
Net investment income                                               $ 72,891,117    $ 67,807,030    $ 62,511,658
                                                                    ============================================

Net realized investment gains (losses) are summarized as follows:

                                                                         2000            1999           1998
                                                                    --------------------------------------------
Fixed maturities:
   Held for investment                                              $       (236)   $      8,757    $     (5,247)
   Available for sale                                                 (8,546,120)     (1,753,508)       (305,896)
                                                                    --------------------------------------------
     Total fixed maturities                                           (8,546,356)     (1,744,751)       (311,143)
Equity securities                                                      6,530,733       8,078,661       3,195,243
Other investments                                                      7,283,925      (1,273,514)      1,513,433
                                                                    --------------------------------------------
Net realized investment gains                                       $  5,268,302    $  5,060,396    $  4,397,533
                                                                    ============================================

Changes in net unrealized investment gains and losses on fixed maturities and equity securities, including options, are as follows:

                                                                                 Increase (Decrease)
                                                                    --------------------------------------------
                                                                         2000            1999           1998
                                                                    --------------------------------------------
Fixed maturities:
   Held for investment                                              $    (10,227)   $    (41,054)   $    (53,682)
                                                                    ============================================

   Available for sale, net of tax                                   $ 25,415,336    $(36,765,599)   $   (178,934)
                                                                    ============================================

Equity securities, net of tax                                       $   (378,999)   $   (403,791)   $    826,170
                                                                    ============================================

     Unrealized investment gains and losses are based on fair values which were determined using nationally recognized pricing services, broker/dealers securities firms and market makers.

     At December 31, 2000 and 1999, gross unrealized gains for equity securities amounted to $63,422,179 and $63,167,810, respectively, while gross unrealized losses amounted to $2,866,978 and $2,029,540, respectively, and applicable deferred income taxes aggregated $21,215,862 and $21,419,933, respectively.

     The Company's fixed maturity portfolio is predominantly comprised of investment grade securities. At December 31, 2000, approximately $10.5 million in fixed maturities (1.1% of the total fixed maturity portfolio) are considered below investment grade. The Company considers bonds with a quality rating of BB+ and below, based on Standard & Poor's rating scale, to be below investment grade.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Note 4, continued)

     The amortized cost and estimated fair value of investments in fixed maturity securities are as follows:

                                                                       December 31, 2000
                                                   ----------------------------------------------------------
                                                                     GROSS          GROSS         ESTIMATED
                                                   AMORTIZED      UNREALIZED     UNREALIZED          FAIR
                                                      COST           GAINS          LOSSES           VALUE
                                                   ----------------------------------------------------------
Held for investment:
Mortgage-backed securities                         $    754,450   $     38,509   $       --      $    792,959
                                                   ==========================================================
Available for sale:
U.S. Treasury securities & obligations
    of U.S. Government corporations and agencies   $ 46,599,825   $  5,656,975   $       --      $ 52,256,800
Obligations of states & political subdivisions      234,979,295      7,772,418       (995,893)    241,755,820
Corporate securities                                311,194,246      8,000,958    (13,583,476)    305,611,728
Mortgage-backed securities                          341,457,627      6,129,395     (4,347,808)    343,239,214
Other debt securities                                 3,500,000         20,000       (203,750)      3,316,250
                                                   ----------------------------------------------------------
   Totals                                          $937,730,993   $ 27,579,746   $(19,130,927)   $946,179,812
                                                   ==========================================================

                                                                        December 31, 1999
                                                   ----------------------------------------------------------
                                                                     GROSS           GROSS        ESTIMATED
                                                    AMORTIZED      UNREALIZED      UNREALIZED       FAIR
                                                       COST           GAINS          LOSSES         VALUE
                                                   ----------------------------------------------------------
Held for investment:
Mortgage-backed securities                         $  1,030,931   $     50,984   $     (2,248)   $  1,079,667
                                                   ==========================================================

Available for sale:
U.S. Treasury securities & obligations
   of U.S. Government corporations and agencies    $ 32,046,316   $  1,542,061   $   (203,825)   $ 33,384,552
Obligations of states & political subdivisions      229,813,755      2,200,328    (10,982,153)    221,031,930
Corporate securities                                262,916,302      3,335,546    (17,906,054)    248,345,794
Mortgage-backed securities                          319,313,008      1,884,566    (14,640,827)    306,556,747
Other debt securities                                 3,500,000         52,500           --         3,552,500
                                                   ----------------------------------------------------------
   Totals                                          $847,589,381   $  9,015,001   $(43,732,859)   $812,871,523
                                                   ==========================================================

     The amortized cost and estimated fair value of fixed maturities available for sale at December 31, 2000 by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                              December 31, 2000
                                         ---------------------------
                                          ESTIMATED      ESTIMATED
                                          AMORTIZED        FAIR
                                             COST          VALUE
                                         ---------------------------
Available for sale:
Due in one year or less                  $ 11,364,638   $ 11,473,557
Due after one year through five years      81,617,558     83,888,118
Due after five years through ten years    166,107,046    173,462,580
Due after ten years                       337,184,124    334,116,343
                                         ---------------------------
                                          596,273,366    602,940,598
Mortgage-backed securities                341,457,627    343,239,214
                                         ---------------------------
                                         $937,730,993   $946,179,812
                                         ===========================

                             ALFA CORPORATION 2000

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(Note 4, continued)

     Proceeds from sales of fixed maturities available for sale were $71,438,726 in 2000, $9,392,842 in 1999 and $59,787,112 in 1998. Gross gains of $258,461 in
2000, $12,779 in 1999 and $653,398 in 1998 and gross losses of $2,068,969 in
2000, $812,408 in 1999 and $167,174 in 1998 were realized on those sales. In addition, the Company recorded a loss of approximately $4,258,000 in 2000 and $1,357,000 in 1998 for fixed maturities available for sale whose valuation was deemed to be an other than temporary decline. No writedowns were taken on fixed maturities available for sale in 1999. Proceeds from sales of equity securities were $83,900,170 in 2000, $85,822,260 in 1999 and $92,206,905 in 1998. Gross
gains of $13,701,302 in 2000, $13,988,467 in 1999 and $15,156,741 in 1998 and
gross losses of $5,457,350 in 2000, $4,033,011 in 1999 and $10,372,835 in 1998
were realized on those sales. The Company also recorded a loss of approximately $1,713,000 in 2000, $1,877,000 in 1999 and $1,589,000 in 1998 for equity securities whose valuation was deemed to be an other than temporary decline. At December 31, 2000, the Company's mortgage-backed securities were comprised of CMO's and passthrough securities. The valuation of such securities is subject to significant fluctuations due to changes in interest rates. The Company has a history of positive cash flow and has the ability to hold such investments to maturity. Management performs periodic assessments of the portfolio to monitor interest rate fluctuations.

     As of December 31, 2000 and 1999, the Company's mortgage loan portfolio totaled approximately $214,000 and $305,000, respectively, and the collateral loan portfolio totaled $70.0 million and $59.0 million, respectively. These portfolios consisted of mortgage and consumer loans in the Company's primary market area of Alabama, Georgia and Mississippi. Management evaluates the creditworthiness of customers on a case-by-case basis and obtains collateral as deemed necessary based on this evaluation. At December 31, 2000, the Company had charged off loans totaling $399,949 and had an allowance of $678,730. The Company has estimated the fair value of the collateral loan portfolio to be approximately $71.7 million and $60.3 million at December 31, 2000 and 1999, respectively. The estimated fair value was determined by discounting the estimated future cash flows from the loan portfolio at 8.00% for 2000 and 7.75% for 1999, the current interest rates offered for similar loans, and after allowing for estimated loan losses. At December 31, 2000, the Company has charged off leases totaling $35,281 and had an allowance for losses of $554,498 on the lease portfolio. The Company has estimated the fair value of the lease portfolio to be approximately $38.8 million. The estimated fair value of the lease portfolio was determined by discounting the estimated future cash flows from the lease portfolio at 8.50%, the current interest rate offered for similar leases, and after allowing for estimated lease losses. The Company had no impaired loans or leases subject to individual valuation at or during the year ended December 31, 2000. The Company's policy loans earn interest predominately at 8% but do range from 5.0% to 8.0% at December 31, 2000. Because the policy loans have no stated maturity and are often repaid by reductions to benefits and surrenders, it is not practicable to determine the fair value of the policy loan portfolio.

     At December 31, 2000, the Company had $1,786,135 in investments on deposit with regulatory agencies in order to meet statutory requirements.

5.   FAIR VALUE OF FINANCIAL INSTRUMENTS

     Information about specific valuation techniques and related fair value detail is provided in Note 1 - Summary of Significant Accounting Policies, Note 4 - Investments and Note 8 - Notes Payable and Commercial Paper. The cost and estimated fair value of the financial instruments as of December 31 are summarized as follows:

                                                                               December 31,
                                                 ---------------------------------------------------------------------
                                                              2000                                    1999
                                                 ---------------------------------------------------------------------
                                                                     Estimated                             Estimated
                                                    Cost             Fair Value           Cost             Fair Value
                                                 ---------------------------------------------------------------------
Investments:
   Fixed maturities held for investment          $    754,450       $    792,959       $  1,030,931       $  1,079,667
   Fixed maturities available for sale           $937,730,993       $946,179,812       $847,589,381       $812,871,523
   Equity securities                             $ 53,687,943       $114,594,848       $ 53,053,370       $113,175,338
   Short-term investments                        $ 55,933,710       $ 55,933,710       $ 53,376,923       $ 53,376,923
   Mortgage and Collateral loans                 $ 70,237,379       $ 71,869,407       $ 59,283,301       $ 60,563,428
Liabilities:
   Commercial paper                              $117,642,561       $117,642,561       $ 90,289,198       $ 90,289,198
   Notes payable                                 $ 25,536,785       $ 25,536,785       $ 13,146,733       $ 13,146,733

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------

6. FUTURE POLICY BENEFITS, LOSSES AND LOSS ADJUSTMENT EXPENSES

     The composition of the liability for future policy benefits, losses and loss adjustment expenses and the more significant assumptions used in its calculation are as follows:

                                         LIABILITY                                      BASIS OF ASSUMPTION
                                ----------------------------              ----------------------------------------------
                   INSURANCE            DECEMBER 31,             YEARS    INTEREST        MORTALITY           WITH-
                                ----------------------------
                    IN FORCE       2000             1999       OF ISSUE   RATE         AND MORBIDITY          DRAWALS
                --------------------------------------------------------------------------------------------------------
Ordinary        $6,658,149,978  $132,251,853    $124,912,629    1955      5%        1955-60 Basic Select      Company
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

                                                                1994      6%        Modified 1965-70 Basic    Company
                                                                to                  Select and Ultimate       experience
                                                                2000                Mortality Tables

Interest         2,130,069,393   186,385,750    173,642,421     1984      6.25%*    Modified 1965-70 Basic    Company
sensitive                                                       to                  Select and Ultimate       experience
life                                                            2000                Mortality Tables

Universal        4,769,161,337   171,543,248    144,468,900     1987      6.25%     Modified 1965-70 Basic    Company
life                                                            to        to        Select and Ultimate       experience
                                                                2000      6.30%*    Mortality Tables

Annuities w/o                     11,999,370     11,970,939     1974 to   5.25% to  --                        --
life contingencies                                              2000      5.75%*

Group credit         8,216,807       246,196        202,306     1992 to   3.0%      1958 CET                  --
life                                                            2000

Group life          38,835,029        72,679         68,539     2000      4.5%      1960 CSG                  --
               --------------------------------------------
               $13,604,432,544  $502,499,096   $455,265,734
               ===============

Accident &                           261,874        274,024               5%        1972 intercompany         200% N&W III
health                                                                              reports

Losses and loss
adjustment expenses              149,971,887    146,439,100
                                ---------------------------
                                $652,732,857   $601,978,858
                                ===========================

* Rates are adjustable annually on policyholders' anniversary dates.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Note 6, continued)

     Participating policies represent approximately 2% of the ordinary life insurance in force and 4% of life insurance premium income. The amount of dividends paid to policyholders is fixed by the Board of Directors and allocated to participating policyholders. Activity in the liability for unpaid losses and loss adjustment expenses, prepared in accordance with generally accepted accounting principles, is summarized as follows:

                                                    2000                          1999                          1998
                                        ----------------------------------------------------------------------------------------
                                        Property and                  Property and                  Property and
                                          Casualty          Life        Casualty          Life        Casualty         Life
                                        ----------------------------------------------------------------------------------------
Balance at January 1,                   $143,148,690    $ 3,290,410   $138,030,306    $ 2,812,704   $132,086,208    $ 2,243,041
  Less reinsurance recoverables
    on unpaid losses                      (1,828,994)      (295,000)      (759,568)      (353,195)      (960,376)      (123,474)
                                        ---------------------------------------------------------------------------------------
Net balance at January 1,                141,319,696      2,995,410    137,270,738      2,459,509    131,125,832      2,119,567
                                        ---------------------------------------------------------------------------------------

Incurred related to:
  Current year                           266,087,327     16,022,555    249,992,384     14,512,337    253,369,653     15,160,885
  Prior years                            (18,427,579)        65,933    (17,849,537)      (298,357)   (18,725,403)       (17,517)
                                        ---------------------------------------------------------------------------------------
    Total incurred                       247,659,748     16,088,488    232,142,847     14,213,980    234,644,250     15,143,368
                                        ---------------------------------------------------------------------------------------

Paid related to:
  Current year                           188,870,000     13,916,158    169,943,000     12,957,553    175,544,000     14,010,044
  Prior years                             56,713,478      1,724,568     58,150,889        720,526     52,955,344        793,382
                                        ---------------------------------------------------------------------------------------
    Total paid                           245,583,478     15,640,726    228,093,889     13,678,079    228,499,344     14,803,426
                                        ---------------------------------------------------------------------------------------

Net balance at December 31,              143,395,966      3,443,172    141,319,696      2,995,410    137,270,738      2,459,509
     Plus reinsurance recoverables
        on unpaid losses                   1,681,098      1,451,651      1,828,994        295,000        759,568        353,195
                                        ---------------------------------------------------------------------------------------
Balance at December 31,                 $145,077,064    $ 4,894,823   $143,148,690    $ 3,290,410   $138,030,306    $ 2,812,704
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

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. INCOME TAXES

     Below is a comparative analysis of the provisions for income tax appearing in the statements of income:

                            2000              1999              1998
                        ------------------------------------------------
Current                 $23,253,729       $25,145,672        $23,309,076
Deferred                  4,671,253         2,374,322          3,240,151
                        ------------------------------------------------
     Total              $27,924,982       $27,519,994        $26,549,227
                        ================================================

     Reconciliations of the differences between income taxes computed at Federal statutory tax rates and provisions for income taxes are as follows:

                                                                           2000                1999                1998
                                                                      ----------------------------------------------------
Income taxes computed at Federal statutory tax rate                   $ 33,161,046        $ 32,227,110        $ 29,142,721
Dividends received deduction, tax exempt interest
 and proration                                                          (3,280,292)         (3,031,670)         (2,663,414)
Tax Credits                                                             (2,102,838)         (1,812,000)         (1,245,045)
Other, net                                                                 147,066             136,554           1,314,965
                                                                      ----------------------------------------------------
     Total                                                            $ 27,924,982        $ 27,519,994        $ 26,549,227
                                                                      ====================================================

     Income taxes are recorded in the Statements of Income and also directly in certain stockholders' equity accounts. Income tax expense (benefit) for the years ended December 31 was recorded in the financial statements as follows:

                                                                      2000                1999                1998
                                                                 ----------------------------------------------------
Statements of Income                                             $ 27,924,982        $ 27,519,994        $ 26,549,227
Statements of Comprehensive Income:
   Unrealized holding gains (losses) arising
    during the year                                                13,481,105         (19,802,340)            348,512
Statements of Stockholders' Equity Capital
 in excess of par value:
      Exercise of stock options                                      (307,683)           (107,180)           (315,677)
                                                                 ----------------------------------------------------
      Total income taxes                                         $ 41,098,404        $  7,610,474        $ 26,582,062
                                                                 ====================================================

     The net deferred tax liabilities consist of the following:

Deferred Tax Assets:                                                  2000                1999
                                                                 --------------------------------
   Reserve computational method differences                       $21,578,716         $18,750,842
   Unearned premium reserve                                         8,518,216           8,036,172
   Other                                                            4,337,073           5,765,824
                                                                 --------------------------------
   Total deferred tax asset                                       $34,434,005         $32,552,838
                                                                 ================================
Deferred Tax Liabilities:
   Unrealized gains                                               $24,367,310         $10,886,205
   Deferred acquisition costs                                      47,210,995          42,356,015
   Other                                                            5,368,755           3,671,315
                                                                 --------------------------------
   Total deferred tax liability                                   $76,947,060         $56,913,535
                                                                 --------------------------------
Net deferred tax liability                                       ($42,513,055)       ($24,360,697)
                                                                 ================================

     The Company did not establish a valuation allowance related to the deferred tax assets due to the existence of sufficient taxable income related to future reversals of existing taxable temporary differences.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. NOTES PAYABLE AND COMMERCIAL PAPER

     Short term debt at December 31, 2000 was $143.2 million. Of this amount, the Company had approximately $117.6 million in commercial paper at rates ranging from 6.58% to 6.67% with maturities ranging from January 8, 2001 to February 13, 2001. The Company intends to continue to use the commercial paper program to fund its short term needs. However, backup lines of credit are in place up to $135 million. The backup lines agreements contain usual and customary covenants requiring the Company to meet certain operating levels. The Company has maintained full compliance with all such covenants. The commercial paper is guaranteed by Alfa Mutual Insurance Company, an affiliate. In addition, the Company had $25.4 million in short-term debt outstanding to affiliates with interest equal to commercial paper rates payable monthly and $103,806 outstanding in other short-term debt at a rate of 7.0%. Due to the short term nature of the Company's borrowings, their fair values approximate their carrying values.

9. CONTINGENT LIABILITIES

     The property and casualty subsidiaries participate in a reinsurance pooling agreement with Mutual and its affiliates. Should any member of the affiliated group be unable to meet its obligation on a claim for a policy written by the Company's property and casualty subsidiaries, the obligation to pay the claim would remain with the Company's subsidiaries.

     Certain legal proceedings are in process at December 31, 2000. Costs for these and similar legal proceedings, including accruals for outstanding cases, totaled $3.0 million in 2000, $6.5 million in 1999 and $5.2 million in 1998. These proceedings involve alleged breaches of contract, torts, including bad faith and fraud claims, and miscellaneous other causes of action. These lawsuits involve claims for mental anguish and punitive damages. Approximately 20 legal proceedings against Alfa Life Insurance Corporation are in process at December 31, 2000. Of the 20 proceedings, six were filed in 2000, 10 were filed in 1999, one was filed in 1998, two were filed in 1997, and one was filed in 1996. In a case tried in January 2001, in Barbour County, Alabama, the jury returned a verdict for the plaintiff against Life for $500,000 in compensatory damages and $5,000,000 in punitive damages. Life has filed post-trial motions requesting that the trial court reverse the jury verdict and render a verdict for Life or, in the alternative, grant Life a new trial or substantially reduce the verdict. These motions are pending. If the trial court denies the motions, Life will appeal the verdict. Three of the 20 pending legal proceedings against Life were filed as purported class actions. At present, only one class action has been certified against Life. The trial court order certifying that class action has been appealed to the Alabama Supreme Court. In addition, one purported class action lawsuit is pending against both Alfa Builders, Inc. and Alfa Mutual Fire Insurance Company. Additionally, five purported class action lawsuits are pending against the property and casualty mutual companies involving a number of issues and allegations, which could affect the Company because of a pooling agreement between the companies. No class has been certified in any of these six purported class action cases. It should be noted that in Alabama, where the Company has substantial business, the likelihood of a judgement in any given suit, including a large mental anguish and/or punitive damage award by a jury, bearing little or no relation to actual damages, continues to exist, creating the potential for unpredictable material adverse financial results.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.  STOCKHOLDERS' EQUITY

     In October 1989, the Company's Board of Directors approved a stock repurchase program authorizing the repurchase of up to 2,000,000 shares of its outstanding common stock in the open market or in negotiated transactions in such quantities and at such times and prices as management may decide. In March 1999, the Company's Board of Directors increased the number of shares authorized to be repurchased to 4,000,000. At December 31, 2000, the Company had repurchased a total of 3,045,100 shares at a cost of $38,077,528 and due to the exercise of stock options had reissued 310,115 shares at a cost of $1,522,048 under this program, which decreased the total number of shares outstanding to 39,148,527 shares.

     The amounts of statutory net income and stockholders' equity for the Company's life and property and casualty insurance subsidiaries are as follows:


                                                2000                     1999                   1998
                                            ------------------------------------------------------------
Statutory net income:
   Life insurance subsidiary                $ 16,843,356            $  3,493,080            $  5,932,027
                                            ============================================================
   Property and casualty subsidiaries       $ 44,914,544            $ 49,223,981            $ 40,275,880
                                            ============================================================
Statutory stockholders' equity:
   Life insurance subsidiary                $140,486,868            $127,713,380            $129,364,457
                                            ============================================================
   Property and casualty subsidiaries       $235,879,033            $226,875,024            $195,111,399
                                            ============================================================

     Alfa Corporation is a holding company with no operations and, accordingly, any cash available for dividends or other distributions must be obtained by it from borrowings or in the form of distributions from its operating subsidiaries. Distributions to the Company from its insurance subsidiaries are subject to regulatory restrictions. Under applicable regulatory requirements, the Company's insurance subsidiaries can distribute to the Company an aggregate of approximately $59.0 million without prior regulatory approval in 2001 based on December 31, 2000 financial condition and results of operations.

     At December 31, 2000, the life subsidiary's Adjusted Capital calculated in accordance with NAIC Risk-Based Capital guidelines was $159.1 million, compared to the Authorized Control Level amount of $18.1 million, and the property and casualty subsidiaries' Adjusted Capital was $235.9 million, compared to the Authorized Control Level amount of $21.7 million. The Risk-Based Capital analysis serves as the benchmark for the regulation of insurance enterprises' solvency by state insurance regulators.

11. OPERATING LEASES

     The Company leases certain property and equipment to Mutual and its affiliates (Note 3) and to third parties under operating leases. Total rental income for the years ended December 31, 2000, 1999 and 1998 was approximately $2,336,000, $1,949,000 and $2,371,000, respectively. The cost and net book value of major classes of leased property at December 31, 2000 were:

                                                                  NET BOOK
                                      COST                         VALUE
                                   ----------------------------------------
Transportation equipment           $10,639,710                  $ 7,067,321
Furniture and equipment             13,740,442                    6,568,604
Buildings                            2,453,053                    1,232,513
                                   ----------------------------------------
   Total                           $26,833,205                  $14,868,438
                                   ========================================

     At December 31, 2000, the aggregate minimum rental payments to be received under leases having initial or remaining lease terms in excess of one year are approximately $2,704,808 in 2001, $1,777,353 in 2002, $1,023,858 in 2003,
$494,038 in 2004, $222,729 in 2005 and $81,910 thereafter.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.  CAPITAL LEASES

     One division of Financial, OFC Capital (OFC), is in the business of offering lease-financing services to commercial businesses. OFC attempts to offer rates competitive within the commercial leasing industry while providing specialized programs for end users, vendor manufacturers and wholesale brokers. OFC has customers in 37 states at December 31, 2000. Customers typically have a minimum two-year business history and personally guarantee the transaction. Other products offered to qualified customers include 10% Purchase Upon Termination Leases and Fair Market Value Leases. Generally, the range of leases extend from 24 months to 60 months with the average being 44 months in length and containing a purchase option at the end of the lease term.

     At December 31, 2000, future minimum lease payments to be received on capital leases with separate deductions for executory costs and allowance for uncollectible minimum lease payments receivable are approximately $13,368,852 in 2001, $11,715,129 in 2002, $8,645,034 in 2003, $5,661,622 in 2004, $2,675,089 in
2005 and $256,773 thereafter. Unguaranteed residual values accruing to the benefit of the lessor total $191,732 at December 31, 2000. Initial direct costs and unearned income in 2000 are $19,947 and $9,023,364, respectively. No contingent rentals have been included in income. At December 31, 2000, future minimum lease payments to be received on capital leases are $13,565,552 in 2001, $11,887,497 in 2002, $8,772,232 in 2003, $5,744,923 in 2004, $2,714,448 in 2005
and $260,551 thereafter.

13.  REINSURANCE

     Life reinsures portions of its risks with other insurers. While the amount retained on an individual life will vary depending upon age and mortality prospects of the risk, Life generally will not retain more than $350,000 individual life insurance on a single risk. Life has reinsured approximately $1,713,371,323 of its life insurance in force with other insurance companies and has taken reserve credits for approximately $4,431,136 on account of such reinsurance at December 31, 2000. Amounts paid or deemed to have been paid for Life's reinsurance contracts are recorded as reinsurance receivables. The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

     The Company's property and casualty insurance subsidiaries, together with Mutual and its affiliates, participate in catastrophe and other reinsurance ceded arrangements to protect them from abnormal losses. The Company's subsidiaries and Mutual and its affiliates are also required to participate in certain assigned risk pools and associations by the states in which they operate.

     The following table summarizes the effects of reinsurance on premiums and losses for the three years ended December 31, 2000, 1999 and 1998:

                                                                   Years Ended December 31,
                                                  ---------------------------------------------------------
                                                        2000                  1999                 1998
                                                  ---------------------------------------------------------
Direct premiums earned                            $ 122,022,140         $ 112,213,239         $ 106,777,901
Premiums ceded to nonaffiliates                      (4,059,170)           (3,777,449)           (3,498,933)
Premiums ceded to pooling agreement                 (65,023,135)          (60,182,592)          (57,270,806)
Premiums assumed from pooling agreement             376,115,926           356,959,184           345,740,009
Premiums assumed from nonaffiliates                     141,136               117,569                90,111
                                                  ---------------------------------------------------------
   Net premiums earned                            $ 429,196,897         $ 405,329,951         $ 391,838,282
                                                  =========================================================

Direct losses                                     $  60,611,408         $  58,297,585         $  60,651,925
Losses ceded to nonaffiliates                        (4,309,919)           (3,209,498)           (3,585,157)
Losses ceded to pooling agreement                   (43,445,609)          (41,519,900)          (43,112,799)
Losses assumed from pooling agreement               232,986,427           215,705,568           218,297,442
Losses assumed from nonaffiliates                        56,086                68,706               349,500
Loss adjustment expenses, net                        17,849,843            17,014,366            17,186,707
                                                  ---------------------------------------------------------
   Net losses incurred                              263,748,236           246,356,827           249,787,618
Surrender, maturities, interest and other
  benefits and settlement expenses                   32,132,319            35,359,170            28,113,018
                                                  ---------------------------------------------------------
Total benefits and settlement expenses            $ 295,880,555         $ 281,715,997         $ 277,900,636
                                                  =========================================================

     Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; therefore, allowances are established if amounts are determined to be uncollectible. The Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurance to minimize exposure to significant losses from reinsurer insolvencies. At December 31, 2000, the Company does not believe there to be a significant concentration of credit risk related to its reinsurance program.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. SEGMENT INFORMATION

     The Company reports operating segments based on the Company's legal entities, which are organized by line of business, with property and casualty insurance as one segment, life insurance as one segment, non-insurance businesses composed of consumer financing, commercial leasing, residential and commercial construction and real estate sales as one segment, and corporate operations as one segment. All investing activities are allocated to the segments based on the actual assets, investments and cash flows of each segment.

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

     The following is a summary of segment profit (loss):


                                                                      Year Ended December 31, 2000
                                          -----------------------------------------------------------------------------------------
                                            Property &
                                             Casualty            Life          Non-
                                             Insurance         Insurance     Insurance     Corporate    Eliminations     Total
                                          -----------------------------------------------------------------------------------------
Premiums                                  $  376,118,774    $   25,067,070                                            $ 401,185,844
Policy charges                                                  28,011,053                                               28,011,053
Segment expenses                             279,327,579        62,965,951                                ($339,457)    341,954,073
Amortization of deferred
 acquisition expense                          58,745,118         7,228,558                                               65,973,676
                                          -----------------------------------------------------------------------------------------
Underwriting profit (loss)                    38,046,077       (17,116,386)                                 339,457      21,269,148
Net investment income
 (interest expense)                           29,645,376        41,957,783    $5,828,027  ($4,266,332)     (273,737)     72,891,117
Other income                                      56,012                       2,966,237                    (65,720)      2,956,529
Other expense                                   (302,654)                      6,471,453    1,470,452                     7,639,251
                                          -----------------------------------------------------------------------------------------
Segment operating profit
 (loss) before tax                            68,050,119        24,841,397     2,322,811   (5,736,784)           --      89,477,543
Income tax provision (benefit)                18,499,184         6,864,207       773,027      (55,341)                   26,081,077
                                          -----------------------------------------------------------------------------------------
Segment operating profit (loss)               49,550,935        17,977,190     1,549,784   (5,681,443)           --      63,396,466
Net realized gains after tax                     524,854         2,660,175       239,368                                  3,424,397
                                          -----------------------------------------------------------------------------------------
Segment net profit (loss)                 $   50,075,789    $   20,637,365    $1,789,152  ($5,681,443)           --   $  66,820,863
                                          =========================================================================================

Segment Assets                            $  582,164,222    $  809,866,783  $161,446,928 $599,862,252 ($607,037,076) $1,546,303,109
                                          =========================================================================================

                                                                          Year Ended December 31, 1999
                                          -----------------------------------------------------------------------------------------
                                              Property &
                                               Casualty           Life            Non-
                                              Insurance         Insurance      Insurance   Corporate     Eliminations     Total
                                          -----------------------------------------------------------------------------------------
Premiums                                    $  356,970,311   $   23,001,655                                            $379,971,966
Policy charges                                                   25,357,985                                              25,357,985
Segment expenses                               262,475,291       64,285,591                               ($282,508)    326,478,374
Amortization of deferred
 acquisition expense                            53,455,392        6,747,130                                              60,202,522
                                          -----------------------------------------------------------------------------------------
Underwriting profit (loss)                      41,039,628      (22,673,081)                                282,508      18,649,055
Net investment income
 (interest expense)                             27,600,849       37,873,099 $  5,333,324  ($2,752,097)     (248,145)     67,807,030
Other income                                     1,514,504                     2,583,829                    (34,363)      4,063,970
Other expense                                       91,056                     3,194,071      217,868                     3,502,995
                                          -----------------------------------------------------------------------------------------
Segment operating profit
 (loss) before tax                              70,063,925       15,200,018    4,723,082   (2,969,965)           --      87,017,060
Income tax provision (benefit)                  20,571,618        3,603,127    1,631,510      (57,400)                   25,748,855
                                          -----------------------------------------------------------------------------------------
Segment operating profit (loss)                 49,492,307       11,596,891    3,091,572   (2,912,565)           --      61,268,205
Net realized gains after tax                     1,566,271        1,722,986                                               3,289,257
                                          -----------------------------------------------------------------------------------------
Segment net profit (loss)                   $   51,058,578   $   13,319,877 $  3,091,572  ($2,912,565)           --     $64,557,462
                                          =========================================================================================

Segment Assets                              $  520,291,478   $  708,878,886 $120,253,999 $507,672,330 ($521,750,008) $1,335,346,685
                                          =========================================================================================

                             ALFA CORPORATION 2000

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Note 14, continued)


                                                                           Year Ended December 31, 1998
                                               ------------------------------------------------------------------------------------
                                                Property &
                                                 Casualty         Life         Non-
                                                 Insurance     Insurance     Insurance     Corporate     Eliminations      Total
                                               -------------------------------------------------------------------------------------
Premiums                                       $345,739,616  $ 21,857,061                                            $  367,596,677
Policy charges                                                 24,241,605                                                24,241,605
Segment expenses                                260,756,365    52,979,602                                 ($497,076)    313,238,891
Amortization of deferred acquisition expense     51,800,042     6,021,001                                                57,821,043
                                               -------------------------------------------------------------------------------------
Underwriting profit (loss)                       33,183,209   (12,901,937)                                  497,076      20,778,348
Net investment income (interest expense)         25,992,335    34,890,182   $ 3,904,579   ($1,803,906)     (471,532)     62,511,658
Other income                                        156,142                   2,107,498                     (25,544)      2,238,096
Other expense                                       175,544                   2,622,871     3,862,302                     6,660,717
                                               -------------------------------------------------------------------------------------
Segment operating profit (loss) before tax       59,156,142    21,988,245     3,389,206    (5,666,208)            -      78,867,385
Income tax provision (benefit)                   17,574,545     6,343,610     1,197,531      (105,595)                   25,010,090
                                               -------------------------------------------------------------------------------------
Segment operating profit (loss)                  41,581,597    15,644,635     2,191,675    (5,560,613)            -      53,857,295
Net realized gains after tax                      1,642,812     1,215,585                                                 2,858,396
                                               -------------------------------------------------------------------------------------
Segment net profit (loss)                      $ 43,224,409  $ 16,860,220   $ 2,191,675   ($5,560,613)            -  $   56,715,691
                                               =====================================================================================

Segment Assets                                 $500,092,351  $668,475,611   $83,330,509  $490,617,615 ($495,856,949) $1,246,659,137
                                               =====================================================================================


     The following summary reconciles significant segment items to the Company's consolidated financial statements:


                                                              Years ended December 31,
                                                -----------------------------------------------------
                                                       2000              1999                1998
                                                -----------------------------------------------------
Revenues:
  Premiums - Property & Casualty Insurance      $   376,118,774    $   356,970,311    $   345,739,616
  Premiums & policy charges - Life Insurance         53,078,123         48,359,640         46,098,666
  Net investment income                              72,891,117         67,807,030         62,511,658
  Net realized investment gains                       5,268,302          5,060,396          4,397,533
  Other income                                        2,956,529          4,063,970          2,238,096
                                                -----------------------------------------------------
      Total revenues                            $   510,312,845    $   482,261,347    $   460,985,569
                                                =====================================================

Income before income taxes:
  Underwriting profit                           $    21,269,148    $    18,649,055    $    20,778,348
  Other income                                        2,956,529          4,063,970          2,238,096
  Other expense                                      (7,639,251)        (3,502,995)        (6,660,717)
  Net investment income                              72,891,117         67,807,030         62,511,658
  Net realized investment gains                       5,268,302          5,060,396          4,397,533
                                                -----------------------------------------------------
      Income before income taxes                $    94,745,845    $    92,077,456    $    83,264,918
                                                =====================================================

Income taxes:
  Allocated to segments                         $    26,081,077    $    25,748,855    $    25,010,090
  Allocated to realized gains                         1,843,905          1,771,139          1,539,137
                                                -----------------------------------------------------
      Total income tax                          $    27,924,982    $    27,519,994    $    26,549,227
                                                -----------------------------------------------------

Assets:
  Allocated to segments                         $ 2,153,340,185    $ 1,857,096,693    $ 1,742,516,086
  Eliminations                                     (607,037,076)      (521,750,008)      (495,856,949)
                                                -----------------------------------------------------
      Total assets                              $ 1,546,303,109    $ 1,335,346,685    $ 1,246,659,137
                                                =====================================================

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.  ACCOUNTING FOR STOCK-BASED COMPENSATION

     Consistent with the provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company uses the intrinsic value based method to account for its stock options and provides pro forma disclosures as if the fair value based method had been applied. On October 25, 1993, the Company established a Stock Incentive Plan, pursuant to which a maximum aggregate of 2,000,000 shares of common stock have been reserved for grant to key personnel. The plan expires on October 24, 2003. Under the plan, options ratably become exercisable annually over three years, and may not be exercised after ten years from the date of the award. The following tables and information summarize the stock option activity of the Company's plan and provides the proforma disclosures of net income and earnings per share under the fair value based method of accounting.

                      Historical Summary of Option Grants
--------------------------------------------------------------------------------

                                                     Market
                                                    Value at  Cumulative through December 31, 2000
                                                              --------------------------------------
                                         Exercise    Date of   Options        Options      Options
                                          Price       Grant   Cancelled      Exercised   Exercisable
                                         -----------------------------------------------------------
Options Authorized          2,000,000
                            ---------
Options Granted During
            October 1993      565,400     $11.75      $11.75    61,600        192,250       311,550
            October 1993      218,000 *   $ 9.40      $11.75                   26,000       188,000
              March 1994       80,000     $11.50      $11.50                   47,000        33,000
              March 1995       80,000     $11.50      $11.50                   17,000        63,000
              April 1996       80,000     $12.25      $12.25     1,667          9,499        68,834
           February 1997       75,000     $12.00      $12.00     4,000         15,433        55,567
              March 1998      309,500     $17.75      $17.75    18,100          2,100       192,948
              March 1998      143,000     $14.20      $17.75     5,333                       90,005
              April 1999      167,500     $16.44      $16.44    21,667            833        51,671
            October 1999        8,000     $17.06      $17.06                                  2,667
              April 2000      193,000     $17.31      $17.31    30,000
             August 2000        8,500     $17.00      $17.00
                            ---------                         -------------------------------------
Less: Total Options Granted 1,927,900                          142,367        310,115     1,057,242
                                                              =====================================
Add: Options Cancelled        142,367
                            ---------
Available for Grant under
 Plan at December 31, 2000    214,467
                            =========

* Includes 4,000 shares not exercisable until 2003.

     To determine the fair value of the options granted during 2000, 1999 and 1998 the Company has used the Black- Scholes model for valuations. The significant assumptions used to estimate the total and per share fair value of such options at the date of grant are as follows:

                                            201,500          175,500           452,500
                                        Options Granted  Options Granted   Options Granted
                                             2000             1999              1998
                                        --------------------------------------------------
Risk-free interest rate                           6.22%            5.24%            5.57%
Expected life (in years)                            10               10               10
Expected volatility                               0.50             0.51             0.51
Expected future dividend yield                     2.8%             2.5%             2.3%
Weighted average option exercise price   $       17.30    $       16.47    $       16.63
                                        ================================================
Fair value at date of grant              $   1,772,763    $   1,466,035    $   4,325,035
                                        ================================================
Fair value per option share              $        8.80    $        8.35    $        9.56
                                        ================================================

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Note 15, continued)

     The proforma net income and earnings per share, as if compensation expense had been recorded for the fair value at the date of grant, is as follows:

                                                                                 December 31,
                                                           ---------------------------------------------------------
                                                                2000                  1999                  1998
                                                           ---------------------------------------------------------
Net income, as reported                                    $ 66,820,863          $ 64,557,462          $  56,715,691
                                                           =========================================================
Earnings per share, as reported - Basic                    $       1.71          $       1.61          $        1.39
                                                           =========================================================
                                - Diluted                  $       1.70          $       1.60          $        1.38
                                                           =========================================================

Proforma net income                                        $ 65,443,762          $ 63,326,872          $  55,886,063
                                                           =========================================================
Proforma earnings per share     - Basic                    $       1.67          $       1.58          $        1.37
                                                           =========================================================
                                - Diluted                  $       1.66          $       1.57          $        1.36
                                                           =========================================================
Dilution                        - Basic                    $       0.04          $       0.03          $        0.02
                                                           =========================================================
                                - Diluted                  $       0.04          $       0.03          $        0.02
                                                           =========================================================

     The information shown below reflects activity for options outstanding at December 31, 2000, 1999 and 1998:

                                                                       December 31,
                                  -----------------------------------------------------------------------------------
                                            2000                           1999                        1998
                                  -----------------------------------------------------------------------------------
                                                 Weighted-                     Weighted-                   Weighted-
                                                   average                       average                     average
                                      Number      Exercise           Number     Exercise          Number    Exercise
                                  of Options         Price       of Options        Price      of Options       Price
                                  -----------------------------------------------------------------------------------
Outstanding
   Beginning of year               1,485,551        $13.43        1,369,400       $12.99       1,039,200      $11.28
      Add (deduct):
         Granted                     201,500        $17.30          175,500       $16.47         452,500      $16.63
         Exercised                  (142,333)      ($11.51)         (51,783)     ($11.78)       (112,199)    ($11.58)
         Cancelled                   (69,300)      ($16.60)          (7,566)     ($14.90)        (10,101)    ($14.92)
                                  -----------------------------------------------------------------------------------
   End of Period                   1,475,418        $14.00        1,485,551       $13.43       1,369,400      $12.99
                                  ===================================================================================
   Exercisable, end of period      1,057,242        $12.90          993,695       $11.99         847,923      $11.16
                                  ===================================================================================

Range of exercise prices                   $9.40 to $17.75               $9.40 to $17.75             $9.40 to $17.75
                                  ===================================================================================
Weighted average remaining
    contractual life                             5.7 years                     6.1 years                   6.7 years
                                  ===================================================================================
Compensation cost recognized
    during period                                 $147,563                      $390,823                    $306,408
                                  ===================================================================================

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.  FINANCIAL ACCOUNTING DEVELOPMENTS

     The Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," in June 1998. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in investment securities and other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative will be included in either earnings or other comprehensive income depending on the intended use of the derivative instrument. This standard, as amended by SFAS No. 137, is effective for the Company January 1, 2001. At this time, the Company does not anticipate this standard having a significant impact.

     The FASB also issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (a replacement of SFAS No. 125)" in September 2000. The Company is currently evaluating this standard which is effective April 1, 2001. At this time, the Company does not anticipate this standard having a significant impact.

                             ALFA CORPORATION 2000

                         INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors
Alfa Corporation
Montgomery, Alabama

     We have audited the accompanying consolidated balance sheets of Alfa Corporation and subsidiaries (the Company) as of December 31, 2000 and 1999, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the 2000 and 1999 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alfa Corporation and its subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

                                                               KPMG LLP

Birmingham, Alabama
February 6, 2001

                  QUARTERLY FINANCIAL INFORMATION - UNAUDITED

                                                                  Quarter Ended
                              ----------------------------------------------------------------------------------------
                                        March 31                     June 30                     September 30
                              ----------------------------------------------------------------------------------------
                                  2000           1999           2000            1999          2000           1999
                              ----------------------------------------------------------------------------------------
Premiums and
   Policy Charges             $105,486,896   $100,377,070   $106,724,888   $100,994,559   $108,670,976   $102,148,099
Net Investment Income         $ 17,131,830   $ 16,394,194   $ 17,558,717   $ 16,270,579   $ 19,513,026   $ 17,122,676
Net Income                    $ 16,350,175   $ 16,280,577   $ 20,835,254   $ 15,917,167   $ 13,812,752   $ 16,250,468
 Average Shares Outstanding
   Basic                        39,438,331     40,734,802     39,097,428     39,927,689     39,050,892     39,673,839
   Diluted                      39,640,043     41,052,769     39,329,185     40,152,132     39,311,077     39,927,066

Net Income Per Share*
   Basic                      $       0.41   $       0.40   $       0.53   $       0.40   $       0.35   $       0.41
   Diluted                    $       0.41   $       0.40   $       0.53   $       0.40   $       0.35   $       0.41

                              ----------------------------
                                       December 31
                              ----------------------------
                                   2000           1999
                              ----------------------------
Premiums and
   Policy Charges              $108,314,137   $101,810,223
Net Investment Income          $ 18,687,544   $ 18,019,581
Net Income                     $ 15,822,682   $ 16,109,250
 Average Shares Outstanding
   Basic                         39,088,470     39,603,002
   Diluted                       39,351,000     39,828,954

Net Income Per Share*
   Basic                       $       0.40   $       0.41
   Diluted                     $       0.40   $       0.40

* The sum of the quarters may not equal the annual earnings per share due to the rounding effects on a quarterly basis.

                             ALFA CORPORATION 2000

44