Form 10-K, Exhibit 13
period 2001-12-31
ALFA CORP
filed 2002-03-25
CIK 743532

                                                                      Exhibit 13


Alfa Corporation 2001                    Selected Financial Data

--------------------------------------------------------------------------------

Consolidated Summary of Operations & Related Data
(Dollars in Thousands Except Per Share Amounts)

Years Ended December 31,                                     2001           2000          1999           1998
                                                          -----------------------------------------------------
Premiums - Property and Casualty Insurance                $ 396,862      $ 376,119     $ 356,970      $ 345,740
Premiums and policy charges - Life Insurance                 56,007         53,078        48,360         46,099
Net investment income                                        84,714         72,891        67,807         62,512
Net realized investment gains                                 6,448          5,268         5,060          4,397
Other income                                                  2,265          2,957         4,064          2,238
                                                          -----------------------------------------------------
   Total revenues                                           546,296        510,313       482,261        460,986
Benefits and expenses                                       448,202        415,567       390,184        377,721
                                                          -----------------------------------------------------
Income before provision for
   income taxes                                              98,094         94,746        92,077         83,265
Provision for income taxes                                   28,132         27,925        27,520         26,549
Cumulative effect of changes in accounting principles         (456)              -             -              -
                                                          -----------------------------------------------------
   Net income                                              $ 69,506       $ 66,821      $ 64,557       $ 56,716
                                                           ====================================================
Balance sheet data at December 31:

   Invested assets                                      $ 1,491,161    $ 1,355,026   $ 1,155,214    $ 1,084,064
   Total assets                                         $ 1,697,604    $ 1,546,303   $ 1,335,347    $ 1,246,659
   Future policy benefits, losses and
     claims, unearned premiums                            $ 836,602      $ 774,222     $ 723,031      $ 653,893
   Total liabilities                                    $ 1,188,492    $ 1,072,742     $ 926,679      $ 823,037
   Stockholders' equity                                   $ 509,112      $ 473,561     $ 408,668      $ 423,622
Per share data/1/:
   Net income - Basic                                        $ 1.78         $ 1.71        $ 1.61         $ 1.39
   Net income - Diluted                                      $ 1.76         $ 1.70        $ 1.60         $ 1.38
   Cash dividends paid                                      $ 0.565         $ 0.51      $ 0.4725       $ 0.4375
   Annual dividend rate                                      $ 0.58         $ 0.52        $ 0.48         $ 0.45
   Stockholders' equity                                     $ 12.99        $ 12.10       $ 10.33        $ 10.36
   Closing sales price at December 31                       $ 22.44        $ 18.38       $ 16.31        $ 24.25
   Price/earnings ratio                                       12.8x          10.8x         10.2x          17.6x
   Weighted average shares outstanding - Basic               39,158         39,168        39,981         40,834
   Weighted average shares outstanding - Diluted             39,482         39,407        40,236         41,148
Return on average equity                                      14.1%          15.1%         15.5%          14.1%
Return on average invested assets                             7.01%          6.81%         6.72%          6.94%
Life insurance in force                                $ 15,167,308   $ 13,604,433  $ 12,015,536   $ 11,000,049
Number of agents                                                613            596           600            575

1 Per share amounts have been restated where appropriate to reflect 2-for-1 stock split in June 1993.

                          Selected Financial Data          2001 Alfa Corporation

--------------------------------------------------------------------------------

     1997           1996            1995          1994           1993           1992          1991
-----------------------------------------------------------------------------------------------------
   $ 330,306      $ 298,939       $ 272,989     $ 214,326      $ 189,057      $ 173,075     $ 164,573
      40,659         38,248          35,100        32,805         30,856         29,365        27,872
      57,529         54,194          50,923        45,554         44,902         39,425        34,785
       3,356          2,808           1,106           572          4,890          4,232         3,790
       2,160          2,148           2,645         3,057          2,918          2,340         1,919
-----------------------------------------------------------------------------------------------------
     434,010        396,336         362,763       296,313        272,624        248,437       232,939
     357,210        350,482         331,771       248,481        209,309        194,859       192,144
-----------------------------------------------------------------------------------------------------
      76,800         45,854          30,993        47,832         63,315         53,578        40,795
      24,006         13,665           8,675        14,965         20,999         16,660        12,354
           -              -               -             -          2,645              -             -
-----------------------------------------------------------------------------------------------------
    $ 52,794       $ 32,189         $22,318      $ 32,867       $ 44,960       $ 36,918      $ 28,441
 ====================================================================================================
 $ 1,027,660      $ 886,017        $841,123     $ 718,074      $ 653,819      $ 574,718     $ 511,931
 $ 1,170,066    $ 1,019,330        $965,433     $ 847,870      $ 766,077      $ 665,247     $ 595,801
   $ 596,057      $ 535,824        $487,659     $ 429,930      $ 365,148      $ 334,454     $ 295,443
   $ 787,135      $ 696,018        $656,823     $ 592,885      $ 505,091      $ 440,669     $ 402,526
   $ 382,931      $ 323,312        $308,610     $ 254,985      $ 260,986      $ 224,578     $ 193,275
      $ 1.29         $ 0.79           $0.55        $ 0.81         $ 1.10         $ 0.91        $ 0.70
      $ 1.29         $ 0.79           $0.55        $ 0.81         $ 1.10         $ 0.91        $ 0.70
    $ 0.3975       $ 0.3875          $0.375      $ 0.3425         $ 0.28       $ 0.2425       $ 0.215
      $ 0.40         $ 0.39           $0.38        $ 0.36         $ 0.29         $ 0.25        $ 0.22
      $ 9.39         $ 7.93           $7.57        $ 6.25         $ 6.40         $ 5.51        $ 4.74
     $ 17.25        $ 12.63        $ 16 .75       $ 11.00        $ 11.50        $ 11.88        $ 5.25
       13.4x          16.0x           30.6x         13.7x          10.4x          13.1x          7.5x
      40,787         40,786          40,786        40,786         40,786         40,786        40,786
      40,931         40,843          40,811        40,810         40,814         40,786        40,786
       15.0%          10.2%            7.9%         12.7%          18.5%          17.7%         15.8%
       7.12%          7.60%           7.74%         7.78%          8.03%          8.28%         8.66%
$ 10,246,400    $ 9,463,055      $8,642,907   $ 7,867,808    $ 7,064,335    $ 6,295,626   $ 5,578,661
         574            587             585           562            562            529           504

                Management's Discussion and Analysis      2001 Alfa Corporation

--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

     The following table sets forth consolidated summarized income statement information for the years ended December 31, 2001, 2000 and 1999:

                                       Years Ended December 31,
                          -------------------------------------------------
                               2001              2000              1999
                          -------------------------------------------------
                                     (in thousands, except share
                                         and per share data)
Revenues
Property and casualty
  insurance premiums         $396,862          $376,119          $356,970
Life insurance premiums
  and policy charges           56,007            53,078            48,360
                          -------------------------------------------------
Total premiums
  and policy charges         $452,869          $429,197          $405,330
                          =================================================
Net investment income       $  84,714         $  72,891         $  67,807
                          =================================================
Total revenues               $546,296          $510,313          $482,261
                          =================================================

Net income
Insurance operations
  Property and casualty
    insurance               $  45,989         $  49,551         $  49,492
  Life insurance               19,792            17,977            11,597
                          -------------------------------------------------
Total insurance
  operations                $  65,781         $  67,528         $  61,089
Noninsurance operations         3,552             1,550             3,092
Net realized
  investment gains              4,191             3,424             3,289
Corporate                      (3,562)           (5,681)           (2,913)
Cumulative effect of
  changes in accounting
    principles                   (456)                0                 0
                          -------------------------------------------------
Net income                  $  69,506         $  66,821         $  64,557
                          =================================================
  Net income per share
    Basic                 $      1.78        $     1.71       $      1.61
                          =================================================
    Diluted               $      1.76        $     1.70       $      1.60
                          =================================================
Weighted average shares
  outstanding
    Basic                  39,158,056        39,168,102        39,980,880
                          =================================================
    Diluted                39,481,641        39,407,152        40,235,690
                          =================================================

     Total premiums and policy charges increased $23.7 million, or 5.5% in 2001 and $23.9 million, or 5.9% in 2000. Property and casualty premiums grew $20.7 million, or 5.5% in 2001 and $19.1 million, or 5.4% in 2000. The growth was a result of increased production and the addition of Alfa Specialty Insurance Corporation to the pooling agreement on January 1, 2001. Life insurance premiums and policy charges increased $2.9 million, or 5.5% in 2001, and $4.7 million, or 9.8% in 2000. Excluding group premiums, the growth rates in life insurance premiums and policy charges were 5.6% and 9.7% in 2001 and 2000, respectively, and are due to production of new business. Net investment income grew 16.2% in 2001 and 7.5% in 2000 due to an increase in invested assets resulting from positive cash flows and from a higher portfolio yield in 2001. In addition, favorable investment rate spreads coupled with growth in both the loan and lease portfolios contributed to the increase in investment earnings.

     Operating income for the property and casualty subsidiaries decreased by approximately $3.6 million due to an increase in the loss ratio, increased expenses related to technological improvements and the additional operating expenses generated by the inclusion of the nonstandard company mentioned above. Excluding the 1.9% impact of catastrophic losses, the overall loss ratio would have been 59.8%.

     Life insurance operating income increased $1.8 million, or 10.1% in 2001 due to increases in premiums and policy charges and in net investment income of 5.5% and 11.1%, respectively. In addition, the favorable comparison was generated by a reduction in general expenses of 3.5% resulting from lower legal expenses. Partially offsetting these positive factors was an increase in death claims of 18.1%.

     Noninsurance operating income increased 129.2% in 2001 due to higher earnings in the consumer financing and commercial leasing subsidiary. While the construction and real estate subsidiaries had declines in operating income of $199,000 and $4,000, respectively, the benefits subsidiary's investment earnings exceeded the results in 2000 by $407,000. Corporate expenses fell by $2.1 million as declining interest rates lowered the costs associated with the Company's short-term borrowings.

     Net income improved 3.8% on a per diluted share basis in 2001 compared to 2000 and increased 5.7% on a similar basis in 2000 compared to 1999.

Alfa Corporation 2001    Management's Discussion and Analysis

--------------------------------------------------------------------------------

PROPERTY AND CASUALTY INSURANCE OPERATIONS

     The following table sets forth the components of property and casualty insurance earned premiums, net underwriting income, GAAP basis loss, expense and combined ratios, underwriting margin, net investment income and operating income for the years ended December 31, 2001, 2000 and 1999:

                                       Years Ended December 31,
                          -------------------------------------------------
                               2001              2000              1999
                          -------------------------------------------------
                                            (in thousands)
Earned premiums
  Personal lines           $  379,933          $359,862          $341,248
  Commercial lines             14,062            13,589            13,044
  Pools, associations
    and fees                    4,363             4,012             3,908
  Reinsurance ceded            (1,496)           (1,344)           (1,230)
                          -------------------------------------------------
    Total                    $396,862          $376,119          $356,970
                          =================================================

Net underwriting
  income                   $   31,368           $38,046          $ 41,040
                          =================================================
Loss ratio                       61.7%             61.2%             60.2%
LAE ratio                         3.6%              4.7%              4.8%
Expense ratio                    26.8%             24.0%             23.5%
                          -------------------------------------------------
GAAP basis combined ratio        92.1%             89.9%             88.5%
                          =================================================
Underwriting margin               7.9%             10.1%             11.5%
                          =================================================
Net investment income      $   31,278           $29,645          $ 27,601
                          =================================================
Operating income before
  tax                      $   62,362           $68,050          $ 70,064
                          =================================================
Operating income,
  net of tax               $   45,989           $49,551          $ 49,492
                          =================================================

2001 Compared to 2000

     Property and casualty premiums increased $20.7 million, or 5.5% in 2001, due to an increase in sales production of new business and due to the inclusion of Alfa Specialty Insurance Corporation (Specialty) in the Company's pooling agreement effective January 1, 2001. Without the premiums generated by Specialty, the growth rate would have been 3.9%.

     The property and casualty subsidiaries' core underwriting results continued to be favorable in comparison to other insurance carriers due in part to a continued strong automobile loss ratio of 61.8%. As the largest line of business within the Company, automobile comprised 64.6% of property and casualty written premiums in 2001. The overall loss ratio increased to 61.7% in 2001 from 61.2% in 2000. During 2001, the Alfa Group had approximately $38.7 million in gross catastrophe losses from tornadoes and other severe weather in the first and fourth quarters. The Company's earnings were negatively impacted by $7.4 million pre-tax, or $0.12 per share, as a result of this storm activity.

     Loss adjustment expenses in 2001 were 3.6% of earned premiums compared to 4.7% in 2000. The increase in business resulting from the mandatory insurance law becoming effective in Alabama in June 2000 has not resulted in the emergence of additional claims expense costs at the anticipated levels. Consequently, loss adjustment expense reserves were adjusted in 2001 to reflect emerging trends in loss expenses following a review of loss and loss adjustment expense levels.

     The reduced underwriting margin was partially attributable to an increase in expenses from 2000 levels created by the inclusion of Specialty in the pool. Another factor contributing to the increased expense level was higher costs related to the technology initiatives.

     While operating income declined by $3.6 million, net investment income increased $1.6 million or 5.5% due to continued positive cash flow from the profitable underwriting results. Invested assets grew 5.4% during 2001. At December 31, 2001, the Company's property and casualty subsidiaries' Adjusted Capital calculated in accordance with NAIC Risk-Based Capital (RBC) guidelines was $269.8 million compared to the Authorized Control Level (Required) RBC of $20.8 million. These measures serve as a benchmark for the regulation of an organization's solvency by state insurance regulators.

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

     Operating income increased by approximately $59,000 despite $7.2 million in catastrophic storm losses in 2000. No such losses were incurred in 1999. The underwriting margin of 10.1% in 2000 was the result of a 61.2% loss ratio (58.6% excluding storm losses), a 4.7% loss adjustment expense ratio (LAE) and a 24.0% expense ratio compared to a loss ratio of 60.2%, an LAE ratio of 4.8% and an expense ratio of 23.5% in 1999. The non-storm loss ratio improvement was due primarily to an improved loss ratio in the automobile line of business.

     The Alfa Group had approximately $26.4 million in gross catastrophe losses during 2000 due to the impact of tornadoes and other severe weather occurring in the first, third and fourth quarters. The effect of claims from these events impacted underwriting results by $7.2 million pre-tax, or $0.12 per share, based upon the intercompany pooling arrangement and Alfa group-wide reinsurance protection.

     While the LAE ratio improved slightly, the expense ratio deteriorated by 0.5% of premium in 2000. Although the majority of general expenses remained relatively stable due to continued focus on controlling costs, the Company recorded additional expense in 2000 to reflect the impact of a change in the corporate policy governing employees' paid time off.

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

                   Management's Discussion and Analysis    2001 Alfa Corporation

--------------------------------------------------------------------------------

LIFE INSURANCE OPERATIONS

     The following table sets forth life insurance premiums and policy charges, by type of policy, net investment income, benefits and expenses and life insurance operating income for the years ended December 31, 2001, 2000 and 1999:

                                       Years Ended December 31,
                          -------------------------------------------------
                               2001              2000              1999
                          -------------------------------------------------
                                            (in thousands)
Premiums and policy charges
  Universal life
    policy charges            $16,279           $15,014           $13,607
  Universal life
    policy charges - COLI       2,677             2,488             2,234
  Interest sensitive life
    policy charges             10,105            10,509             9,518
  Traditional life
    insurance premiums         26,682            24,743            22,678
  Group life
    insurance premiums            264               324               323
                          -------------------------------------------------
  Total                       $56,007           $53,078           $48,360
                          =================================================
Net investment income         $46,623           $41,958           $37,873
                          =================================================
Benefits and expenses         $66,929           $62,966           $64,286
                          =================================================
Operating income before tax   $27,653           $24,841           $15,200
                          =================================================
Operating income, net of tax  $19,792           $17,977           $11,597
                          =================================================

2001 Compared to 2000

     The Company's life insurance premiums and policy charges increased $2.9 million, or 5.5% in 2001. Universal life policy charges and traditional premiums increased by $1.5 million and $1.9 million, respectively. First year collected premiums increased 24.8% due to a continuation of increased sales of term products including the Company's new 30-year level term product which was first offered in January 2001. Meanwhile, interest sensitive life policy charges declined by approximately $400,000 or 3.8%. Overall, new business premium increased 8.7% while persistency increased from 92.6% to 93.1%.

     Life insurance operating income, net of tax, increased approximately $1.8 million, or 10.1% in 2001. Death claims increased $2.9 million, or 18.1% in 2001, and mortality increased from 101% in 2000 to 107% in 2001. Investment income increased 11.1% while invested assets grew by 7.8% due to positive cash flows. General expenses declined 3.5% as legal expenses decreased. Amortization of deferred acquisition costs increased at a slightly higher rate than the growth in new business as costs for medical exam fees, commissions and other deferrable expenses from continued production over the past several years was amortized. At December 31, 2001, the life subsidiary's Adjusted Capital calculation in accordance with NAIC Risk-Based Capital (RBC) guidelines was $153.7 million compared to the Authorized Control Level (Required) RBC amount of $10.5 million.

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

     Life insurance operating income, net of tax, increased approximately $6.4 million, or 55.0% in 2000. Death claims increased $1.9 million, or 13.2% in 2000, and mortality increased from 94% in 1999 to 101% in 2000. Investment income increased 10.8% while invested assets grew by 12.7% due to positive cash flows. General expenses increased 10.2% as amortization of deferred acquisition costs related to the generation of new business continued to increase proportionately with premium growth. In addition, accruals established for pending litigation contributed to the growth in operating expenses. While death claims and general expenses increased significantly in 2000, favorable comparisons to prior year results were generated by the non-recurring nature of certain expenses included in 1999. During 1999, approximately $3.6 million in policy charge adjustments and policy reserve increases were recorded following the review of certain whole life and interest sensitive policies sold by the Company in earlier years.

     At December 31, 2000, the life subsidiary's Adjusted Capital calculation in accordance with NAIC Risk-Based Capital (RBC) guidelines was $159.1 million compared to the Authorized Control Level (Required) RBC amount of $18.1 million.

Alfa Corporation 2001           Management's Discussion and Analysis
--------------------------------------------------------------------------------

NONINSURANCE OPERATIONS

2001 Compared to 2000

     Earnings from noninsurance operations increased approximately $2.0 million, or 129.2% in 2001. Growth of both the loan and lease portfolios combined with favorable interest rate spreads led to an increase in income of approximately $1.8 million, or 208.2%, in the consumer finance and commercial leasing subsidiary. The loan portfolio grew by 28.6% to $81.8 million as a change made in 1999 in the compensation structure for loan production continued to positively impact growth. The yield on the portfolio decreased 121 basis points in 2001. The commercial lease portfolio increased by 96.0% to $71.9 million in 2001. This growth was due to higher levels of production and the purchase in November 2001 of the lease portfolio from the Manufacturing and Machine Tool Finance Division of Textron Financial Corporation of approximately $21.5 million. Noninsurance earnings in 2001 were also increased by $407,000 from investment earnings in Alfa Benefits Corporation, a subsidiary formed in 1999 that consolidated the benefit services of the Alfa Group. The increases in noninsurance operating income were offset partially by a $199,000 decline in the construction subsidiary related to declines in both residential and commercial construction sales. A slight decline in operating income of $4,000 was realized in the real estate subsidiary following reduced commercial sales activity.

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

CORPORATE

2001 Compared to 2000

     Corporate expense declined $2.1 million, or 37.3% in 2001 primarily due to lower interest expenses as rates declined throughout the year. In addition, general corporate legal accruals were reduced by $340,000 in 2001. While corporate debt increased slightly from $51.2 million at the end of 2000 to $52.1 million on December 31, 2001, the average rate decreased from 6.6% to 2.1%. As in 2000, other general corporate operating expenses remained relatively stable in 2001.

2000 Compared to 1999

     In 2000, corporate expenses increased approximately $2.8 million, or 94.9% partially due to the impact of the transferring of legal expenses in 1999 from Corporate to the life insurance subsidiary. In addition, general corporate legal accruals were reduced by $475,000 in 2000. The remaining expense increase was attributable to higher borrowing costs associated with the Company's continuing stock repurchase program. While corporate debt decreased from $55.3 million at the end of 1999 to $51.2 million on December 31, 2000, the average rate increased from 6.0% to 6.6%. Other general corporate operating expenses remained relatively stable.

INVESTMENTS

     The Company has historically produced positive cash flow from operations which has resulted in increasing amounts of funds available for investment and, consequently, higher investment income. Investment income is also affected by investment yields. Information about cash flows, invested assets and yields are presented below for the years ended December 31, 2001, 2000 and 1999:

                                       Years Ended December 31,
                          -------------------------------------------------
                               2001              2000              1999
                          -------------------------------------------------
(Decrease) increase in
  cash flow from operations     (13.6%)             7.2%             15.9%
Increase in invested assets      10.0%             17.3%              6.6%
Investment yield                  7.0%              6.8%              6.7%
Increase in net investment
  income                         16.2%              7.5%              8.5%

The decrease in cash flow from operations in 2001 was due primarily to a reduction in operating income in the Company's property and casualty subsidiaries which had underwriting income of $31.4 million in 2001, $38.0 million in 2000 and $41.0 million in 1999. Results in both 2000 and 2001 reflected higher loss ratios due to storms. Improved underwriting results in the Company's life subsidiary produced an increase in cash flow from operations in 2000. Likewise, an absence of storm losses in 1999 benefited the Company's property and casualty subsidiaries' underwriting income. In addition, the COLI plan in the life insurance subsidiary provided approximately $15 million in additional cash flow in 2001, $14 million in 2000 and $13 million in 1999. As a result of overall positive cash flows,

                  Management's Discussion and Analysis     2001 Alfa Corporation

--------------------------------------------------------------------------------

invested assets based on amortized cost, which excludes the impact of Statement of Financial Accounting Standard (SFAS) No. 115, grew 11.7% in 2001, 12.5% in 2000 and 13.2% in 1999 and net investment income increased 16.2% in 2001, 7.5% in 2000 and 8.5% in 1999. The overall yield, calculated using amortized cost, increased slightly in 2001 and 2000 after declining in 1999. Changes in the yield in 2001 resulted from an asset allocation change from equity securities to fixed maturities. In addition, as a result of a decrease in short-term interest rates, the coupon on the inverse floating rate portion of the mortgage-backed portfolio increased substantially. The Company had realized investment gains of approximately $6.4 million in 2001, $5.3 million in 2000 and $5.1 million in 1999. These gains are from sales of equity securities, gains in the Company's put option and covered call option writing program and gains from sales of fixed maturities available for sale.

     The composition of the Company's investment portfolio is as follows at December 31, 2001 and 2000:

                                            December 31,
                               ---------------------------------
                                    2001         2000
                               ---------------------------------
Fixed maturities
  Taxables

    Mortgage backed (CMOs)            22.9%        25.4%
    Corporate bonds                   27.6         30.5
                               ---------------------------------
      Total taxable                   50.5         55.9
  Tax exempts                         14.0         14.0
                               ---------------------------------
      Total fixed maturities          64.5         69.9
Equity securities                      5.0          8.5
Real estate/22/                         .2           .2
Policy loans                           3.3          3.4
Other long-term investments           16.9         13.9
Short-term investments                10.1          4.1
                               ---------------------------------
                                     100.0%       100.0%
                               =================================

     The majority of the Company's investment portfolio consists of fixed maturities which are diverse as to both industry and geographic concentration. In 2001, the overall mix of investments remained relatively stable with the exceptions of a shift from equities and fixed maturities to short-term investments and the growth in the Company's loan and lease portfolios.

     The rating of the Company's portfolio of fixed maturities using the Standard & Poor's rating categories is as follows at December 31, 2001 and 2000:

                                       December 31,
                          --------------------------------------
                               2001              2000
                          --------------------------------------
AAA to A-                        88.8%             90.6%
BBB+ to BBB-                     10.8               8.3
BB+ and below
(below investment grade)           .4               1.1
                          --------------------------------------
                                100.0%            100.0%
                          ======================================

     At December 31, 2001, all securities in the fixed maturity portfolio were rated by an outside rating service. The Company considers bonds with a quality rating of BB+ and below to be below investment grade or high yield bonds (also called junk bonds).

     At December 31, 2001, approximately 35.6% of fixed maturities were mortgage backed securities. Such securities are comprised of Collateral Mortgage Obligations (CMO's) and pass through securities. Based on reviews of the Company's portfolio of mortgage-backed securities, the impact of prepayment risk on the Company's financial position is not believed to be significant. These risks are discussed in more detail below in the Market Risk Disclosures section. At December 31, 2001, the Company's total portfolio of fixed maturities had gross unrealized gains of $38.7 million and gross unrealized losses of $10.7 million. All securities are priced by nationally recognized pricing services or by broker/dealers securities firms. During 2001, the Company sold approximately $70.1 million in fixed maturities available for sale. These sales resulted in gross realized gains of $1,849,306 and gross realized losses of $7,712,034. During 2000, the Company sold approximately $71.4 million in fixed maturities available for sale. These sales resulted in gross realized gains of $258,461 and gross realized losses of $2,068,969.

     The Company monitors its level of investments in high yield fixed maturities and its level of equity investments in companies that issue high yield debt securities. Management believes the level of such investments is not significant to the Company's financial condition. At December 31, 2001 and 2000, the Company had unrealized gains of approximately $9.3 million and $6.3 million, respectively, in such investments. The Company recognized a net loss of $574,961 and $1,117,887 on disposals of high yield debt securities in 2001 and 2000, respectively.

     In 2001, the Company wrote down four bond issues totaling $1,371,340 and five equity securities totaling $2,765,268 whose declines in value were deemed to be other than temporary. Similarly, in 2000, the Company wrote down ten bond issues totaling $4,258,230 and seven equity securities totaling $1,713,219 whose declines in value were deemed to be other than temporary. At December 31, 2000, nonperforming bonds included in the portfolio totaled $200,000. There were no nonperforming bonds at December 31, 2001.

     The Company's investment in other long-term investments consists primarily of consumer loans and commercial leases originated by the finance subsidiary. These loans and leases are collateralized by automobiles, equipment and other property. At December 31, 2001, the delinquency ratio on the loan portfolio was 1.78%, or $1.3 million and the delinquency ratio on the

Alfa Corporation 2001         Management's Discussion and Analysis

--------------------------------------------------------------------------------

lease portfolio was 4.37%, or $2.7 million. Loans charged off in 2001 totaled $428,426 or 0.6% of the average outstanding loan portfolio while leases charged off in 2001 were $441,438 or 0.8% of the average outstanding lease portfolio. At December 31, 2001, the Company maintained an allowance for loan losses of $892,076 or approximately 1.1% of the outstanding loan balance. In addition, at December 31, 2001, the Company maintained an allowance for lease losses of $1,310,041 or approximately 1.8% of the outstanding lease balance. Other significant long-term investments include assets leased under operating leases, partnership investments and certain other investments.

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

     The Company's fixed income portfolio is invested predominantly in high quality corporate, mortgage-backed, government and municipal bonds. The fixed income portfolio has an average effective duration of 6.12 years and an average quality rating of AA. The changes in the fair value of the fixed maturity portfolio are presented as a component of stockholders' equity in accumulated other comprehensive income, net of taxes.

     The Company works to manage the impact of interest rate fluctuations on its fixed income portfolio. The effective duration of the portfolio is managed to diversify its distribution. This duration distribution, as well as the portfolio's moderate duration, serves to curb the impact of large swings in interest rates on the fixed income portfolio.

EQUITY PRICE RISK

     The Company invests in equity securities which have historically, over long periods of time, produced higher returns relative to fixed income investments. The Company seeks to invest at reasonable prices in companies with solid business plans and capable management. The Company intends to hold these investments over the long-term. This focus on long-term total investment returns may result in variability in the level of unrealized investment gains and losses from one period to the next. The changes in the estimated fair value of the equity portfolio are presented as a component of stockholders' equity in accumulated other comprehensive income, net of taxes.

     At December 31, 2001, the Company's equity portfolio was concentrated in terms of the number of issuers and industries. At December 31, 2001, the Company's top ten equity holdings represented $31.4 million or 47.4% of the equity portfolio. Investments in the financial sectors represented 24.1% while healthcare, information technology and energy holdings represented 18.9%, 16.7% and 16.3%, respectively, of the equity portfolio at December 31, 2001. Such concentration can lead to higher levels of short-term price volatility. Due to its long-term investment focus, the Company is not as concerned with short-term volatility as long as its subsidiaries' ability to write business is not impaired.

     The table below summarizes the Company's equity price risk and shows the effect of a hypothetical 20% increase and a 20% decrease in market prices as of December 31, 2001. The selected hypothetical changes do not indicate what could be the potential best or worst case scenarios.

    Estimated                           Estimated          Hypothetical
  Fair Value of                      Fair Value After   Percentage Increase
Equity Securities    Hypothetical      Hypothetical       (Decrease) in
   at 12/31/01       Price Change    Change in Prices  Stockholders' Equity
--------------------------------------------------------------------------------
                             (dollars in thousands)

   $74,664           20% increase        $89,597               1.9%
                     20% decrease        $59,731              (1.9%)

                Management's Discussion and Analysis       2001 Alfa Corporation
--------------------------------------------------------------------------------

   The estimated fair value of the Company's investment portfolio at December 31, 2001 was $1.427 billion, 67.3% of which was invested in fixed maturities, 5.2% in equity securities, 6.5% in mortgage and collateral loans, 10.6% in short term investments and 10.4% in other long-term investments.

   The table below summarizes the Company's interest rate risk and shows the effect of a hypothetical change in interest rates as of December 31, 2001. The selected hypothetical changes do not indicate what would be the potential best or worst case scenarios.

                                                          Estimated              Estimated           Hypothetical
                                    Estimated             Change In          Fair Value After     Percentage Increase
                                  Fair Value at         Interest Rate       Hypothetical Change       (Decrease) in
(Dollars in Thousands)          December 31, 2001     (bp=basis points)      in Interest Rate    Stockholders' Equity
----------------------------------------------------------------------------------------------------------------------------------
FIXED MATURITY
INVESTMENTS
----------------------------------------------------------------------------------------------------------------------------------
U.S. Treasury Securities            $ 38,412            200 bp decrease        $   43,567                  0.7%
and obligations of U.S.                                 100 bp decrease            40,863                  0.4
government corporations                                 100 bp increase            36,126                 (0.3)
and agencies                                            200 bp increase            33,937                 (0.6)
----------------------------------------------------------------------------------------------------------------------------------
Tax-exempt obligations of states,   $208,520            200 bp decrease        $  238,943                  6.8%
municipalities and political                            100 bp decrease           223,659                  3.4
subdivisions                                            100 bp increase           193,819                 (3.3)
                                                        200 bp increase           180,203                 (6.3)
----------------------------------------------------------------------------------------------------------------------------------
Mortgaged backed securities         $343,260            200 bp decrease        $  362,311                  2.8%
                                                        100 bp decrease           356,990                  2.0
                                                        100 bp increase           324,140                 (2.8)
                                                        200 bp increase           303,545                 (5.7)
----------------------------------------------------------------------------------------------------------------------------------
Corporate, taxable municipal        $370,701            200 bp decrease        $  419,411                  7.0%
and other debt securities                               100 bp decrease           395,538                  3.6
                                                        100 bp increase           345,864                 (3.6)
                                                        200 bp increase           322,992                 (6.9)
----------------------------------------------------------------------------------------------------------------------------------
TOTAL FIXED MATURITIES              $960,893            200 bp decrease        $1,064,232                 14.9%
                                                        100 bp decrease         1,017,050                  8.1
                                                        100 bp increase           899,949                 (8.8)
                                                        200 bp increase           840,677                (17.4)
==================================================================================================================================
MORTGAGE AND                        $ 92,668            200 bp decrease        $   97,811                  *
COLLATERAL LOANS                                        100 bp decrease            96,374                  *
                                                        100 bp increase            87,506                  *
                                                        200 bp increase            81,946                  *
----------------------------------------------------------------------------------------------------------------------------------
SHORT-TERM                          $150,255            200 bp decrease        $  170,420                  *
INVESTMENTS                                             100 bp decrease           159,843                  *
                                                        100 bp increase           141,313                  *
                                                        200 bp increase           132,751                  *
----------------------------------------------------------------------------------------------------------------------------------
LIABILITIES
----------------------------------------------------------------------------------------------------------------------------------
1.83% to 2.40% Commercial Paper     $165,416            200 bp decrease        $  187,615                  *
                                                        100 bp decrease           175,971                  *
                                                        100 bp increase           155,572                  *
                                                        200 bp increase           146,145                  *
----------------------------------------------------------------------------------------------------------------------------------
Short-Term Notes Payable            $ 37,051            200 bp decrease        $   42,024                  *
                                                        100 bp decrease            39,416                  *
                                                        100 bp increase            34,846                  *
                                                        200 bp increase            32,735                  *
==================================================================================================================================
*Changes in estimated fair value have no impact on stockholders' equity

Alfa Corporation 2001         Management's Discussion and Analysis
--------------------------------------------------------------------------------

INCOME TAXES

The effective tax rate was 28.7% in 2001, 29.5% in 2000 and 29.9% in 1999. The increase in income tax expense in 2001 over 2000 and in 2000 compared to 1999 is due primarily to the increase in income before provision for income taxes in both years. The fluctuation in the effective rate is due to the relative mix of taxable versus tax-exempt income. The effective rate has also been impacted by increased tax preference credits on certain investments.

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

     Net cash provided by operating activities for the last three years approximated $103 million, $119 million, and $111 million, respectively. Such net positive cash flows provide the foundation of the Company's assets/liability management program and are the primary drivers of the Company's liquidity. As previously discussed, the Company also maintains a diversified portfolio of fixed maturity and equity securities which provide a secondary source of liquidity should net cash flows from operating activities prove inadequate to fund current operating needs. Management believes that such an eventuality is unlikely given the Company's product mix (primarily short-duration personal lines property and casualty products), its ability to adjust premium rates (subject to regulatory oversight) to reflect emerging loss and expense trends and its catastrophe reinsurance program, amongst other factors.

[Graphic Appears Here]

               Management's Discussion and Analysis        2001 Alfa Corporation
--------------------------------------------------------------------------------

     In evaluating current and potential financial performance of any corporation, investors often wish to view the contractual obligations and commitments of the entity. The Company has a limited number of contractual obligations in the form of operating leases. These leases have primarily been originated by its commercial leasing and real estate sales subsidiaries. Operating leases supporting the corporate headquarters are the responsibility of Alfa Mutual Insurance Company (Mutual), an affiliate. In turn, the Company reimburses Mutual monthly for a portion of these and other expenses based on a management and operating agreement. There are currently no plans to change the structure of this agreement. The Company's contractual obligations at December 31, 2001 are summarized below:

                                                         Payments Due by Period
                                    ----------------------------------------------------------------
                                                   Less
                                                  than 1         1 - 3         4 - 5       After 5
                                      Total        year          years         years        years
----------------------------------------------------------------------------------------------------
Operating Leases                     $77,429      $55,330      $18,307       $ 3,792      $   -
Capital Lease Obligations               -            -             -             -            -
Unconditional Purchase Obligations      -            -             -             -            -
Long-Term Debt                          -            -             -             -            -
Other Long-Term Obligations             -            -             -             -            -
----------------------------------------------------------------------------------------------------
Total Contractual Obligations        $77,429      $55,330      $18,307       $ 3,792      $   -
====================================================================================================

     The Company maintains a variety of funding agreements in the form of lines of credit with affiliated entities. The chart below depicts, at December 31, 2001, the cash outlay by the Company representing the potential full repayment of lines of credit it has outstanding with others. Also included with the amounts shown as "lines of credit" are the potential amounts the Company would have to supply to other affiliated entities if they made full use of their existing lines of credit during 2002 with the Company's finance subsidiary, Alfa Financial Corporation. Other commercial commitments of the Company shown below include commercial paper outstanding, scheduled fundings of partnerships, and loans sold to members of the Alfa Mutual Group through which recourse against the finance subsidiary is available if repayment by the customer fails to occur.

                                                  Amount of Commitment Expiration Per Period
                                 -------------------------------------------------------------------------
                                      Total          Less
                                     Amounts        than 1           1 - 3          4 - 5        After 5
                                    Committed        year            years          years         years
----------------------------------------------------------------------------------------------------------
Lines of Credit                     $29,165,000    $20,965,000     $8,200,000    $     -        $    -
Standby Letters of Credit                -              -              -               -             -
Guarantees                               -              -              -               -             -
Standby Repurchase Obligations           -              -              -               -             -
Other Commercial Commitments        209,039,926    201,629,286      4,446,384     2,964,256          -
----------------------------------------------------------------------------------------------------------
Total Commercial Commitments        $238,204,926   $222,594,286   $12,646,384    $2,964,256     $    -
==========================================================================================================

Alfa Corporation 2001             Management's Discussion and Analysis
--------------------------------------------------------------------------------

     Assessment of credit risk is a critical factor in the Company's consumer loan and commercial leasing subsidiary. All credit decisions are made by personnel trained to limit loss exposure from unfavorable risks. In attempting to manage risk, the Company regularly reviews delinquent accounts and adjusts reserves for potential loan losses and potential lease losses. To the extent these reserves are inadequate at the time an account is written off, income would be negatively impacted. In addition, the Company monitors interest rates relative to the portfolio duration. Rising interest rates on commercial paper issued, the primary source of funding portfolio growth, could reduce the interest rate spread if the Company failed to adequately adjust interest rates charged to customers.

     Total borrowings increased $59.3 million in 2001 to $202.5 million. The majority of the short-term debt is commercial paper issued by the Company. At December 31, 2001, the Company had approximately $165.4 million in commercial paper at rates ranging from 1.83% to 2.40% with maturities ranging from January 14, 2002 to February 22, 2002. The Company intends to continue to use the commercial paper program as a major source to fund the consumer loan portfolio, commercial lease portfolio and other corporate short-term needs. Backup lines of credit are in place up to $180 million. The backup lines agreements contain usual and customary covenants requiring the Company to meet certain operating levels. The Company has maintained full compliance with all such covenants. The Company has A-1+ and P-1 commercial paper ratings from Standard & Poor's and Moody's Investors Service, respectively. The commercial paper is guaranteed by an affiliate, Alfa Mutual Insurance Company. In addition, the Company had $37.1 million in short-term debt outstanding to affiliates at December 31, 2001 with interest equal to commercial paper rates payable monthly.

     On October 25, 1993, the Company established a Stock Option Plan, pursuant to which a maximum aggregate of 2,000,000 shares of common stock have been reserved for grant of options to key personnel. On April 26, 2001, the plan was amended to increase the maximum aggregate number of shares available for grant to 3,200,000 shares. Under the plan, options ratably become exercisable annually over three years and may not be exercised after ten years from the date of award. At December 31, 2001, there had been 519,216 options exercised, 1,094,861 options were exercisable and 143,167 had been cancelled leaving 1,213,267 options available for grant under the plan.

     In October 1989, the Company's Board of Directors approved a stock repurchase program authorizing the repurchase of up to 2,000,000 shares of its outstanding common stock in the open market or in negotiated transactions in such quantities and at such times and prices as management may decide. The Board increased the number of shares authorized for repurchase by 2,000,000 in both March 1999 and September 2001, bringing the total number of shares authorized for repurchase to 6,000,000. During 2001, the Company repurchased 177,950 shares at a cost of $3,575,198. At December 31, 2001, the Company had repurchased 3,223,050 shares at a cost of $41,652,727. The Company has reissued 519,216 treasury shares as a result of option exercises.

     Due to the sensitivity of the products offered by the life subsidiary to interest rates fluctuations, the Company must assess the risk of surrenders exceeding expectations factored into its pricing program. Internal actuaries are used to determine the need for modifying the Company's policies on surrender charges and assessing the Company's competitiveness with regard to rates offered.

     Cash surrenders paid to policyholders on a statutory basis totaled $15.1 million in 2001 and $16.7 million in 2000. This level of surrenders is within the Company's pricing expectations. Historical persistency rates indicate a normal pattern of surrender activity in 2001, 2000 and 1999. The structure of the surrender charges is such that persistency is encouraged. The majority of the policies in force have surrender charges which grade downward over a 12 to 15 year period. In addition, the majority of the in-force business is interest sensitive type policies which generally have lower rates of surrender. At December 31, 2001, the total amount of cash that would be required to fund all amounts subject to surrender was approximately $446.5 million.

     The Company's business is concentrated geographically in Alabama, Georgia and Mississippi. Accordingly, unusually severe storms or other disasters in these contiguous states might have a more significant effect on the Company than on a more geographically

[Graphic Appears Here]

               Management's Discussion and Analysis        2001 Alfa Corporation
--------------------------------------------------------------------------------

diversified insurance company. Unusually severe storms, other natural disasters and other events could have an adverse impact on the Company's financial condition and operating results. However, the Company's current catastrophe protection program, which began November 1, 1996, reduces the earnings volatility caused by such catastrophe exposures.

[Graphic Appears Here]

     The Company's management uses estimates in determining loss reserves for inclusion in its financial statements. Periodic reviews are conducted with the assistance of both internal and external actuaries to determine a range of reasonable loss reserves. In addition, the Company's current catastrophe protection program, which began November 1, 1996, was established to address the economics of catastrophe finance. This plan limits the Company's exposure to catastrophes which might otherwise deplete the Company's surplus through the combination of shared catastrophe exposure within the Alfa Group and the purchase of reinsurance coverage from external reinsurers.

     Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; therefore, allowances are established if amounts are determined to be uncollectible. The Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurance to minimize exposure to significant losses from reinsurer insolvencies. At December 31, 2001, the Company does not believe there to be a significant concentration of credit risk related to its reinsurance program.

     Lawsuits brought by policyholders or third-party claimants can create volatility in the Company's earnings. The Company maintains in-house legal staff and, as needed, secures the services of external legal firms to present and protect its position. Certain legal proceedings are in process at December 31, 2001. These proceedings involve alleged breaches of contract, torts, including bad faith and fraud claims, and miscellaneous other causes of action. These lawsuits involve claims for mental anguish and punitive damages. Costs for these and similar proceedings, including accruals for outstanding cases, are included in the financial statements of the Company. Management periodically reviews reserves established to cover potential costs of litigation including legal fees and potential damage assessments and adjusts them based on their best estimates. It should be noted that in Alabama, where the Company has substantial business, the likelihood of a judgment in any given suit, including a large mental anguish and/or punitive damage award by a jury, bearing little or no relation to actual damages, continues to exist, creating the potential for unpredictable material adverse financial results.

     Increased public interest in the availability and affordability of insurance has prompted legislative, regulatory and judicial activity in several states. This includes efforts to contain insurance prices, restrict underwriting practices and risk classifications, mandate rate reductions and refunds, eliminate or reduce exemptions from antitrust laws and generally expand regulation. Because of Alabama's low automobile rates as compared to rates in most other states, the Company does not expect the type of punitive legislation and initiatives found in some states to be a factor in its primary market in the immediate future. In 1999, the Alabama legislature passed a tort reform package that should help to curb some of the excessive litigation experienced in recent years. In addition, a mandatory insurance bill was passed to require motorists to obtain insurance coverage beginning in June 2000. While this requirement will affect both the revenues and losses incurred by the Company in the future, the full extent or impact is not possible to predict and the Company believes any impact on future results will not be significant.

CRITICAL ACCOUNTING POLICIES

     The Company's "Summary of Significant Accounting Policies" is presented in
Note 1 of the Notes to the Consolidated Financial Statements beginning on page 30 of this document. As the Company operates in the property and casualty and life insurance industries, its accounting policies are well defined with industry-specific accounting literature governing the recognition of insurance-related revenues and expenses. The exercise of management judgment is, however, a critical aspect governing the application of such accounting guidance. Management believes that the significant assumptions used in the determination of its insurance assets and liabilities are supported by actuarial studies conducted in accordance with generally accepted actuarial standards and that the resulting insurance assets and liabilities fall within a reasonable range of actuarial estimates given current trends and the nature of the Company's coverages. Note 6 to the Consolidated Financial Statements provides the significant assumptions used in the determination of actuarially determined assets and liabilities.

Alfa Corporation 2001           Management's Discussion and Analysis
--------------------------------------------------------------------------------

FINANCIAL ACCOUNTING DEVELOPMENTS

     The Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," in June 1998. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in investment securities and other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative will be included in either earnings or other comprehensive income depending on the intended use of the derivative instrument. This standard, as amended by SFAS No. 137, became effective for the Company on January 1, 2001. At this time, the Company does not anticipate this standard having a significant impact on the Company's financial position or income as it does not use derivative instruments in the normal course of business. During 2001, the Company recorded approximately $229,000, net of tax, as the effect upon adoption of this standard.

     The FASB also issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (a replacement of SFAS No. 125)" in September 2000. This standard became effective April 1, 2001. At this time, the Company does not anticipate this standard having a significant impact on the Company's financial position or income.

     The FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," in September 2001. Based on current information available and the fact that the Company has not engaged in material transactions covered by these standards, the Company does not anticipate these standards having a significant impact on the Company's financial position or income.

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." Subsequently, in August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." At this time, the Company does not anticipate either of these standards having a significant impact on the Company's financial position or income.

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

[Graphic Appears Here]

                   Consolidated Balance Sheets             2001 Alfa Corporation
--------------------------------------------------------------------------------

                                                                                 December 31,
                                                              ---------------------------------------------
                                                                        2001                  2000
                                                              ---------------------------------------------
ASSETS
Investments:
  Fixed Maturities held for investment, at amortized cost
    (fair value $477,422 in 2001 and $792,959 in 2000)             $       441,740    $       754,450
  Fixed Maturities available for sale, at fair value
    (amortized cost $932,488,619 in 2001 and
    $937,730,993 in 2000)                                              960,415,249        946,179,812
  Equity Securities available for sale,
   at fair value (cost $46,889,245 in 2001
   and $53,687,943 in 2000)                                             74,664,030        114,594,848
  Mortgage Loans on Real Estate                                            109,556            214,394
  Investment Real Estate (net of accumulated depreciation
    of $1,444,946 in 2001 and $1,325,023 in 2000)                        2,712,165          2,045,171
  Policy Loans                                                          49,945,528         46,335,399
  Collateral Loans                                                      88,561,085         70,022,985
  Other Long-term Investments                                          164,056,234        118,945,159
  Short-term Investments                                               150,255,275         55,933,710
                                                              --------------------------------------------
      Total Investments                                              1,491,160,862      1,355,025,928
Cash                                                                    10,224,827          4,475,672
Accrued Investment Income                                               14,140,097         14,020,985
Accounts Receivable                                                     19,843,577         13,885,864
Reinsurance Balances Receivable                                          3,166,591          2,935,521
Due from Affiliates                                                      2,670,993          5,753,191
Deferred Policy Acquisition Costs                                      149,820,302        144,572,014
Other Assets                                                             6,577,215          5,633,934
                                                              --------------------------------------------
      Total Assets                                                 $ 1,697,604,464    $ 1,546,303,109
                                                              ============================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Policy Liabilities and Accruals                                    $   698,217,793    $   652,532,857
Unearned Premiums                                                      138,384,495        121,688,810
Dividends to Policyholders                                              10,195,930         10,033,028
Premium Deposit and Retirement Deposit Funds                             5,472,522          5,364,453
Deferred Income Taxes                                                   41,312,681         42,513,055
Other Liabilities                                                       76,295,259         82,021,332
Due to Affiliates                                                       16,146,574         15,408,988
Commercial Paper                                                       165,415,905        117,642,561
Notes Payable                                                                -                103,806
Notes Payable to Affiliates                                             37,051,467         25,432,979
                                                              --------------------------------------------
      Total Liabilities                                              1,188,492,626      1,072,741,869
                                                              --------------------------------------------
Commitments and Contingencies (Notes 1, 3, 9 and 13)

Stockholders' Equity:
  Preferred Stock, $1 par value
    Shares Authorized: 1,000,000
    Issued: None                                                             -                  -
  Common Stock, $1 par value
    Shares Authorized: 110,000,000
    Issued: 41,891,512
    Outstanding:  2001 - 39,179,678; 2000 - 39,148,527                  41,891,512         41,891,512
  Capital in Excess of Par Value                                        26,436,168         24,076,380
  Accumulated Other Comprehensive Income                                33,996,936         45,444,149
  Retained Earnings                                                    446,032,558        398,705,679
  Treasury Stock: at Cost
   (shares, 2001 - 2,711,834; 2000 - 2,742,985)                        (39,245,336)       (36,556,480)
                                                              --------------------------------------------
      Total Stockholders' Equity                                       509,111,838        473,561,240
                                                              --------------------------------------------
      Total Liabilities and Stockholders' Equity                    $1,697,604,464     $1,546,303,109
                                                              ============================================

The accompanying notes are an integral part of these financial statements.

Alfa Corporation 2001            Consolidated Statements of Income
--------------------------------------------------------------------------------

                                                                          Years Ended December 31,
                                                              ------------------------------------------------
                                                                   2001             2000               1999
                                                              ------------------------------------------------
Revenues
  Premiums -Property and Casualty Insurance                   $396,862,542      $376,118,774     $356,970,311
  Premiums and Policy Charges - Life Insurance                  56,006,813        53,078,123       48,359,640
  Net Investment Income                                         84,714,083        72,891,117       67,807,030
  Realized Investment Gains                                      6,447,517         5,268,302        5,060,396
  Other Income                                                   2,265,479         2,956,529        4,063,970
                                                              ------------------------------------------------
     Total Revenues                                            546,296,434       510,312,845      482,261,347
                                                              ------------------------------------------------
Benefits and Expenses
  Benefits and Settlement Expenses                             312,943,875       295,880,555      281,715,997
  Dividends to Policyholders                                     3,414,823         3,457,527        3,193,463
  Amortization of Deferred Policy Acquisition Costs             74,440,885        65,973,676       60,202,522
  Other Operating Expenses                                      57,402,360        50,255,242       45,071,909
                                                              ------------------------------------------------
     Total Expenses                                            448,201,943       415,567,000      390,183,891
                                                              ------------------------------------------------
Income Before Provision for Income Taxes                        98,094,491        94,745,845       92,077,456
  Provision for Income Taxes                                    28,132,594        27,924,982       27,519,994
                                                              ------------------------------------------------
  Net Income Before Cumulative Effect of Change
    in Accounting Principle, Net of Income Tax Benefit          69,961,897        66,820,863       64,557,462
  Cumulative Effect of Change in Accounting Principle,
    Net of Income Tax Benefit of $245,715                         (456,328)              -                 -
                                                              ------------------------------------------------
     Net Income                                                $69,505,569       $66,820,863       $64,557,462
                                                              ================================================
Net Income Per Share Before Cumulative Effect of Change
  in Accounting Principle, Net of Tax Benefit
    - Basic                                                          $1.79             $1.71            $1.61
                                                              ================================================
    - Diluted                                                        $1.77             $1.70            $1.60
                                                              ================================================
Per Share Cumulative Effect of Change in Accounting Principle,
  Net of Tax Benefit
    - Basic                                                         ($0.01)              -                 -
                                                              ================================================
    - Diluted                                                       ($0.01)              -                 -
                                                              ================================================
  Net Income Per Share
    - Basic                                                          $1.78             $1.71            $1.61
                                                              ================================================
    - Diluted                                                        $1.76             $1.70            $1.60
                                                              ================================================
Weighted Average Shares Outstanding - Basic                     39,158,056        39,168,102       39,980,880
                                                              ================================================
Weighted Average Shares Outstanding - Diluted                   39,481,641        39,407,152       40,235,690
                                                              ================================================

The accompanying notes are an integral part of these financial statements.

                                                                                 Years Ended December 31,
                                                                       ---------------------------------------------------
                                                                           2001            2000             1999
                                                                       ---------------------------------------------------
Net Income                                                             $69,505,569      $66,820,863      $64,557,462
Other Comprehensive Income, net of tax:
  Unrealized Investment (Losses) Gains on Securities Available for Sale (7,256,327)      28,460,733      (33,880,133)
  Less:  Reclassification Adjustment for Realized Investment Gains       4,190,886        3,424,396        3,289,257
                                                                       ---------------------------------------------------
    Total Other Comprehensive (Loss) Income                            (11,447,213)      25,036,337      (37,169,390)
                                                                       ---------------------------------------------------
        Total Comprehensive Income                                     $58,058,356      $91,857,200      $27,388,072
                                                                       ===================================================

The accompanying notes are an integral part of these financial statements.

                                                                      Accumulated
                                                       Capital in        Other
                                        Common         Excess of     Comprehensive    Retained      Treasury
                                        Stock          Par Value     Income (Loss)    Earnings       Stock        Total
                                      ---------------------------------------------------------------------------------------
Balance, December 31, 1998            $41,891,512     $22,355,934   $57,577,202   $306,268,833  ($4,471,496)  $423,621,985
Comprehensive Income
    Net Income                                                                      64,557,462                  64,557,462
    Other Comprehensive Income,
      net of tax Change in Net
      Unrealized Investment
      Gains(Losses)                                                 (37,169,390)                               (37,169,390)
Dividends to Stockholders
    ($.4725 per share)                                                             (18,902,788)                (18,902,788)
Purchase of Treasury Stock
    (1,389,400 shares)                                                                          (24,157,205)   (24,157,205)
Exercise of Stock Options
    (51,783 shares)                                       464,955                                   252,442        717,397
                                      ---------------------------------------------------------------------------------------
Balance, December 31, 1999             41,891,512      22,820,889    20,407,812    351,923,507  (28,376,259)   408,667,461
Comprehensive Income
    Net Income                                                                      66,820,863                  66,820,863
    Other Comprehensive Income,
      net of tax Change in Net
      Unrealized Investment
      Gains(Losses)                                                  25,036,337                                 25,036,337
Dividends to Stockholders
    ($.51 per share)                                                               (20,038,691)                (20,038,691)
Purchase of Treasury Stock
    (536,100 shares)                                                                             (8,870,081)    (8,870,081)
Exercise of Stock Options
    (142,333 shares)                                    1,255,491                                    689,860     1,945,351
                                      ---------------------------------------------------------------------------------------
Balance, December 31, 2000             41,891,512      24,076,380    45,444,149    398,705,679  (36,556,480)   473,561,240
Comprehensive Income
    Net Income                                                                      69,505,569                  69,505,569
    Other Comprehensive Income,
      net of tax Change in Net
      Unrealized Investment
      Gains(Losses)                                                 (11,447,213)                               (11,447,213)
Dividends to Stockholders
    ($.565 per share)                                                              (22,178,690)                (22,178,690)
Purchase of Treasury Stock
    (177,950 shares)                                                                             (3,575,198)    (3,575,198)
Exercise of Stock Options
    (209,101 shares)                                    2,359,788                                    886,342     3,246,130
                                      ---------------------------------------------------------------------------------------
Balance, December 31, 2001            $41,891,512     $26,436,168   $33,996,936   $446,032,558 ($39,245,336)  $509,111,838
                                      =======================================================================================

The accompanying notes are an integral part of these financial statements.

                                                                                      Years Ended December 31,
                                                                       --------------------------------------------------------
                                                                            2001               2000               1999
                                                                       --------------------------------------------------------
Cash Flows from Operating Activities:
  Net Income                                                           $ 69,505,569        $66,820,863        $64,557,462
   Adjustments to Reconcile Net Income to Net Cash
     Provided by Operating Activities:
     Policy Acquisition Costs Deferred                                  (83,997,475)       (78,595,162)       (71,159,530)
     Amortization of Deferred Policy Acquisition Costs                   74,440,885         65,973,676         60,202,522
     Depreciation and Amortization                                         (999,111)           507,223          1,805,614
     Provision for Deferred Taxes                                         5,056,414          4,671,253          2,374,322
     Interest Credited on Policyholders' Funds                           22,898,932         20,506,441         18,356,050
     Net Realized Investment Gains                                       (6,447,517)        (5,268,302)        (5,060,396)
     Other                                                                  670,607          3,548,808          2,223,658
     Changes in Operating Assets and Liabilities:
       Accrued Investment Income                                           (119,112)        (1,192,891)        (1,433,154)
       Accounts Receivable                                               (6,972,348)         7,293,678         (1,636,992)
       Reinsurance Balances Receivable                                     (231,070)          (782,682)        (1,031,750)
       Due from Affiliates                                                3,819,784         (2,066,109)        13,081,460
       Other Assets                                                        (943,281)         1,674,176         (2,376,020)
       Liability for Policy Reserves                                      2,021,622         10,246,906         13,673,665
       Liability for Unearned Premiums                                   16,695,685          6,886,346          9,337,984
       Amounts Held for Others                                              270,971            (83,863)           (74,101)
       Other Liabilities                                                  7,253,543         18,941,264          8,252,520
                                                                       --------------------------------------------------------
     Net Cash Provided by Operating Activities                         102,924,098         119,081,625        111,093,314
                                                                       --------------------------------------------------------
Cash Flows from Investing Activities:
  Maturities and Redemptions of Fixed Maturities Held for Investment        312,114            276,103            449,765
  Maturities and Redemptions of Fixed Maturities Available for Sale     121,915,065         53,615,576        106,439,215
  Maturities and Redemptions of Other Investments                        89,819,341         87,237,448         24,422,736
  Sales of Fixed Maturities Available for Sale                           70,123,319         71,438,726          9,392,842
  Sales of Equity Securities                                             90,475,020         63,758,556         64,771,180
  Sales of Other Investments                                             87,013,398         68,482,224         66,265,802
  Purchases of Fixed Maturities Available for Sale                     (186,568,928)      (223,841,797)      (218,821,947)
  Purchases of Equity Securities                                        (71,577,492)       (57,862,388)       (69,975,034)
  Purchases of Other Investments                                       (235,052,242)      (207,886,000)      (115,710,294)
  Net Change in Short-term Investments                                  (94,321,565)        (2,556,787)        (9,561,593)
  Net Change in Collateral Loans                                        (18,538,100)       (11,044,763)        (4,618,656)
  Net Change in Receivable/Payable on Securities                         (7,907,709)         7,576,519         22,628,454
                                                                       --------------------------------------------------------
     Net Cash Used in Investing Activities                             (154,307,779)      (150,806,583)      (124,317,530)
                                                                       --------------------------------------------------------
Cash Flows from Financing Activities:
  Increase in Commercial Paper                                           47,773,344         27,353,363         33,029,680
  Decrease in Notes Payable                                                (103,806)            (1,356)           (1,603)
  Increase in Notes Payable to Affiliates                                11,618,488         12,391,408          3,603,442
  Stockholder Dividends Paid                                            (22,178,690)       (20,038,691)      (18,902,788)
  Purchases of Treasury Stock                                            (3,575,198)        (8,870,081)      (24,157,205)
  Proceeds from Exercise of Stock Options                                 2,541,106          1,637,667            610,217
  Deposits of Policyholders' Funds                                       67,089,957         62,641,133         59,732,767
  Withdrawal of Policyholders' Funds                                    (46,032,365)       (45,562,727)      (39,988,789)
                                                                       --------------------------------------------------------
     Net Cash Provided by Financing Activities                           57,132,836         29,550,716         13,925,721
                                                                       --------------------------------------------------------
Net Change in Cash                                                        5,749,155         (2,174,242)           701,505
Cash - Beginning of Period                                                4,475,672          6,649,914          5,948,409
                                                                       --------------------------------------------------------
Cash - End of Period                                                   $ 10,224,827         $4,475,672         $6,649,914
                                                                       ========================================================
Supplemental Disclosures of Cash Flow Information:
Cash Paid During the Year for:
  Interest                                                             $  7,303,126         $9,096,363         $3,933,097
  Income Taxes                                                         $ 21,639,000         $21,977,000        $25,799,500

The accompanying notes are an integral part of these financial statements.

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     The accompanying consolidated financial statements are prepared on the basis of accounting principles generally accepted in the United States of America. Generally accepted accounting principles differ in certain respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities. Prescribed statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (NAIC). Permitted statutory accounting practices encompass all accounting practices that are not prescribed. Such practices differ from state-to-state, may differ from company-to-company within a state, and may change in the future. In 1994, the NAIC undertook a project to codify statutory accounting in an effort to develop a single uniform and comprehensive basis of statutory accounting. In its March 1998 meeting, the NAIC membership adopted the Codification of Statutory Accounting Principles Project (the "Codification") as the NAIC-supported basis of accounting. The Codification was approved with a provision allowing for commissioner discretion in determining appropriate statutory accounting for insurers. Accordingly, such discretion will continue to allow prescribed or permitted accounting practices that may differ from state to state. The Company's adoption date for the Codification was January 1, 2001. The impact of Codification on the surplus position of the Company's insurance operating subsidiaries was a reduction, after tax, of $227,721.

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

Nature of Operations

     Alfa Corporation operates predominantly in the insurance industry. Its insurance subsidiaries write life insurance in Alabama, Georgia and Mississippi and property and casualty insurance in Georgia and Mississippi. The Company's noninsurance subsidiaries are engaged in consumer financing, commercial leasing, real estate investments, residential and commercial construction, real estate sales and benefit services for the Alfa Group. As more fully discussed in Note 2, its property and casualty insurance business is pooled with that of the Alfa Mutual Insurance Companies which write property and casualty business in Alabama. The Company's business is concentrated geographically in Alabama, Georgia and Mississippi. Approximately $401 million of premiums and policy charges representing 89% of such amounts in 2001 were from policies written in Alabama. Accordingly, unusually severe storms or other disasters in this state might have a more significant effect on the Company than on a more geographically diversified insurance company and could have an adverse impact on the Company's financial condition and operating results. Increasing public interest in the availability and affordability of insurance has prompted legislative, regulatory and judicial activity in several states. This includes efforts to contain insurance prices, restrict underwriting practices and risk classifications, mandate rate reductions and refunds, eliminate or reduce exemptions from antitrust laws and generally expand regulation. Because of Alabama's low automobile rates as compared to rates in most other states, the Company does not expect the type of punitive legislation and initiatives found in some states to be a factor in its primary market in the immediate future.

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

Policy Acquisition Costs

     Commissions and other costs of acquiring insurance that vary with and are primarily related to the production of new and renewal business have been deferred. Traditional life insurance acquisition costs are being amortized over the premium payment period of the related policies using assumptions consistent with those used in computing policy benefit reserves. Acquisition costs for universal life type policies are being amortized over the lives of the policies in relation to the present value of estimated gross profits which are determined based upon surrender charges and investment, mortality and expense margins. Acquisition costs for property and casualty insurance are amortized over the period in which the related premiums are earned. Investment income is considered, if necessary, in the determination of the recoverability of deferred policy acquisition costs.

Investments

     Fixed maturities held for investment include investments which the Company has both the ability and positive intent to hold until maturity; such securities are reported at amortized cost. Securities available for sale include investments which the Company may elect to sell prior to maturity and are reported at their current fair value. The unrealized gains or losses on these securities are reflected as accumulated other comprehensive income within stockholders' equity, net of taxes. Furthermore, deferred acquisition costs for universal and other interest sensitive life insurance products are adjusted to reflect the effect that would have been recognized had the unrealized holding gains and losses been realized. This adjustment to deferred acquisition costs results in a corresponding adjustment to comprehensive income. Investment income on mortgage-backed securities includes amortization and accretion of premiums and discounts using a method that approximates a level yield, taking into consideration assumed prepayment patterns.

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

     Declines in fair values of fixed maturities and equity securities deemed to be other than temporary are recognized in the determination of net income. Realized gains and losses on sales of investments are recognized in net income using the specific identification method. Depreciation on real estate is calculated using the straight-line method over the estimated useful lives of the assets.

     The Company has a put option and covered call option writing program that is used in certain circumstances to produce additional income from the equity portfolio. Premiums received from options written are carried at fair value as a liability and any gain or loss is recognized as realized gains or losses. Upon settlement of the contract, the liability is removed and realized gains or losses is adjusted for the difference in fair value. The put option contract premium, if exercised, lowers the purchase price of the underlying security. However, until the contract is exercised or expires, the difference is recognized as realized gains or losses. The Company had $143,150 in options outstanding at December 31, 2001.

     Realized investment gains and losses are reported on a pre-tax basis as a component of revenues. Income taxes applicable to net realized investment gains and losses are included in the provision for income tax.

Income Taxes

     The Company's method of accounting for income taxes is the liability method. Under the liability method, deferred tax assets and liabilities are adjusted to reflect changes in statutory tax rates resulting in income adjustments in the period such changes are enacted. Deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities, based on enacted tax laws and statutory tax rates applicable to the periods in which the temporary difference is expected to reverse.

Reinsurance

     Amounts recoverable from property and casualty reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Amounts paid for reinsurance contracts are expensed over the contract period during which insured events are covered by the reinsurance contracts.

Use of Estimates in the Preparation of the Financial Statements

     The preparation of financial statements in conformity with accounting principles generally accepted within the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are particularly important in determining the reserves for future policy benefits, losses and loss adjustment expenses and deferred policy acquisition costs. Actual results could differ from those estimates.

Earnings Per Share

     Basic EPS is computed by dividing net income by the weighted average number of shares outstanding. Diluted EPS is computed similarly except that the shares outstanding is increased to give effect to all potentially dilutive shares that would have been outstanding if such shares had been issued. The weighted average diluted shares outstanding include potentially diluted shares which total 323,585 shares in 2001, 239,050 shares in 2000 and 254,810 shares in 1999, all of which are employee stock options outstanding during each period presented (See Note 15).

Cash

     Cash consists of demand deposits at banks. Short-term investments with maturities of three months or less are considered to be investments and are not considered to be cash or cash equivalents.

Other

     Certain reclassifications have been made to 2000 and 1999 amounts in order to conform to 2001 classifications and descriptions.

2. POOLING AGREEMENT

     Effective August 1, 1987, the Company entered into a property and casualty insurance Pooling Agreement (the "Pooling Agreement") with Alfa Mutual Insurance Company (Mutual), and other members of the Mutual Group (See Note 3). On January 1, 2001, Alfa Specialty Insurance Corporation (Specialty), a subsidiary of Mutual, also became a participant in the Pooling Agreement. The Mutual Group is a direct writer primarily of personal lines of property and casualty insurance in Alabama. The Company's subsidiaries similarly are direct writers in Georgia and Mississippi. Both the Mutual Group and the Company write preferred risk automobile, homeowner, farmowner and mobile home insurance, fire and allied lines, standard risk automobile and homeowner insurance, and a limited amount of commercial insurance, including church and businessowner insurance. Specialty is a direct writer primarily of nonstandard risk automobile insurance. Under the terms of the Pooling Agreement, the Company cedes to Mutual all of its property and casualty business. Substantially all of the Mutual Group's direct property and casualty business (together with the property and casualty business ceded by the Company) is included in the pool. Mutual currently retrocedes 65% of the pool to the Company and retains 35% within the Mutual Group. On October 1, 1996, the Pooling Agreement was amended in conjunction with the restructuring of the Alfa Insurance Group's catastrophe protection program. Effective November 1, 1996, the allocation of catastrophe costs among the members of the pool was changed to better reflect the economics of catastrophe finance. The amendment limited Alfa Corporation's participation in any single catastrophic event or series of storms to its pool share (65%) of a lower catastrophe pool limit unless the loss exceeded an upper catastrophe pool limit. In cases where the upper catastrophe limit is exceeded on a 100% basis, the Company's share in the loss would be based upon its amount of surplus relative to other members of the group. Lower and upper catastrophe pool limits are adjusted periodically due to increases in insured property risks. The limits and participation levels since inception of the program are summarized below:

                              Lower         Upper     Coinsurance Allocation
                           Catastrophe   Catastrophe      of Catastrophes
                           Pool Limit    Pool Limit       Exceeding Upper
                           (millions)    (millions)   Catastrophe Pool Limit
                        ----------------------------------------------------
    November 1, 1996         $10.0        $249.0                13%
    July 1, 1999              11.0         284.0                13%
    January 1, 2001           11.4         284.0                14%
    January 1, 2002           11.6         289.0                16%

     Alfa Group pooled catastrophe losses of approximately $39 million and $26 million in 2001 and 2000, respectively. The Company's share of such losses totaled $7.4 million and $7.2 million, respectively. No catastrophe losses were incurred in 1999. The Company's participation in the Pooling Agreement may be changed or terminated without the consent or approval of the Company's stockholders. The Pooling Agreement may be terminated by any party thereto upon 90 days notice.

     As a result of the Pooling Agreement, the Company had a receivable of $1,669,623 from and a payable of $3,227,930 to the Mutual Group at December 31, 2001 and December 31, 2000, respectively, for transactions originating in December and settled the following month. Approximately 81.2% and 82.8% of the Company's property and casualty premium income and 71.1% and 72.6% of its total premium income were derived from the Company's participation in the Pooling Agreement in 2001 and 2000, respectively.

3. RELATED PARTY TRANSACTIONS

     Mutual owns 41.4%, Alfa Mutual Fire (Fire) owns 10.5% and Alfa Mutual General (General) owns 0.4% of the Company's common stock. The Board of Directors of the Company consists of eleven members, six of whom serve as Directors of Mutual, Fire and General (collectively, the Mutual Group) and two of whom at December 31, 2001 were executive officers of the Company. One of the Company's directors and most of the Company's executive officers, including the Company's President, also hold the same positions with Mutual, Fire, General and Specialty. The Company paid stockholder dividends to the Mutual Group totaling $11,571,038 in 2001, $10,285,798 in 2000 and $9,572,845 in 1999.

     The Mutual Group and the Company's insurance subsidiaries are considered an insurance company holding system with Mutual being the controlling party under the Alabama Insurance Holding Company Systems Regulatory Act and their activities and transactions are subject to reporting, examination and regulation thereunder.

     Under a Management and Operating Agreement, Mutual provides substantially all facilities, management and other operational services to the Company and its subsidiaries and to other companies associated with Mutual. Most of the personnel providing management services to the Company are full-time employees of, and are directly compensated by, Mutual. The Company's business is substantially integrated with that of Mutual, Fire and General. Mutual periodically conducts time usage and other special expense allocation studies. Mutual charges the Company for both its allocated and direct salaries, employee benefits and other expenses, including those for the use of office facilities. The amounts paid by the Company to Mutual under the Management and Operating Agreement were approximately $41.6 million in 2001, $36.9 million in 2000 and $33.0 million in 1999. In Alabama, the Company's insurance agents are employees of Mutual. The Company reimburses Mutual for the full amount of all its agents' commissions paid by Mutual for the sale of the Company's insurance products.

     On February 1, 1997, Mutual began covering its employees with a Corporate Owned Life Insurance (COLI) plan utilizing Life's universal life product. Premiums paid to Life totaled approximately $16.7 million in 2001, $15.8 million in 2000 and $14.8 million in 1999. Policy charges recorded from such premiums totaled approximately $2.7 million in 2001, $2.5 million in 2000 and $2.2 million in 1999. Policy reserves and insurance in force on the COLI plan at December 31, 2001 were approximately $69.5 million and $494.6 million, respectively. Certain of Mutual's employees and those of the affiliated Alabama Farmers Federation not covered by the COLI plan are covered by group life insurance provided by Life. Group life insurance premiums paid to Life totaled $264,416 in 2001, $324,140 in 2000 and $322,921 in 1999. Insurance in force under this plan at December 31, 2001 was approximately $42.0 million. Since this plan is a yearly renewal term policy whose policy year coincides with the calendar year, no policy reserves were in place at December 31, 2001.

     Certain of the Company's subsidiaries purchase property insurance and general liability insurance protection from Mutual and Fire. The annual premium paid for such policies totaled approximately $195,000 in 2001, $183,000 in 2000 and $155,000 in 1999.

     During 1999, the Company formed a new subsidiary, Alfa Benefits Corporation
(ABC), in an effort to improve the controls over employee benefits and related payments, to simplify and consolidate the accounting and recordkeeping function, and to improve operating efficiencies. As a result, the accrued benefit liabilities held by the various Alfa property and casualty entities and their related assets were transferred to ABC. The amounts of such transfers in 2001 and 2000 totaled approximately $300,000 and $600,000, respectively.

     The Company's consumer finance and leasing subsidiary (Financial) leases equipment, automobiles, furniture and other property to the Mutual Group. The Mutual Group paid $1,490,136 in 2001, $1,547,218 in 2000 and $1,440,274 in 1999
under these leases. The Mutual Group invests in automobile and other installment loans issued and serviced by Financial. The amount invested by the Mutual Group in such loans was $28,851,466 and $17,232,979 at December 31, 2001 and 2000,
respectively. Interest paid by Financial to the Mutual Group was $894,209 in 2001, $544,163 in 2000 and $52,789 in 1999. The Mutual Group's sponsoring organization, the Alabama Farmers Federation (Federation), and Alfa Services, Inc., a Federation subsidiary, invest in short-term lines of credit with the Company and Financial. The balance outstanding on these lines of credit included in notes payable to affiliates was $8,200,000 at both December 31, 2001 and 2000, respectively. Interest paid by the Company and Financial to the Federation and its subsidiary was $370,660 in 2001, $540,354 in 2000 and $449,484 in 1999.

     The Mutual Group is a partner in a real estate partnership, which in 1996 established a revolving line of credit with Financial of $1.0 million at a rate of interest equal to the Company's commercial paper rate plus 1.0%. There was no amount outstanding on this line of credit at either December 31, 2001 or 2000. Interest paid to Financial was $331 in 2000 and $17,031 in 1999. No interest was paid to Financial in 2001 related to this line of credit. In addition, the Mutual Group is a partner in a second real estate partnership, which in 2000 established a revolving line of credit with Financial of $4.0 million at a rate of interest equal to the prime lending rate less 1.0%. At December 31, 2001 and December 31, 2000, the amount loaned to the partnership under the line of credit was $3,285,000 and $900,000, respectively. Interest paid in 2001 by the Mutual Group from such loan was $111,581, including $4,401 related to 2000 which was paid in February 2001. In 1997, Mutual established a revolving line of credit with Financial of $20 million at a rate of interest equal to the one month
London Interbank Offered Rate (LIBOR) plus .75%. No balance was unpaid at either December 31, 2001 or 2000. Interest paid to Financial was $211,706 in 2001, $360 in 2000 and $123,196 in 1999. During 2001, Mutual established a line of credit with Financial to fund progress deposits related to a future equipment purchase. Upon delivery, the progress payments and the remaining purchase commitment will be rolled into an operating lease. The line of credit has a rate of LIBOR plus ..75%. At December 31, 2001, the amount loaned to Mutual under the line of credit was $650,000. Interest paid to Financial was $15,002 in 2001.

     The Company's real estate construction subsidiary (Builders) contracts with the Mutual Group for the construction of certain commercial facilities. The Mutual Group paid $772,809 in 2001, $4,721,358 in 2000 and $5,048,774 in 1999 to
Builders under such contracts. In addition, Builders had receivables from the Mutual Group of $916,946 and $279,174 for construction projects at December 31, 2001 and 2000, respectively. The Company's commercial real estate sales subsidiary (Realty) receives commissions for sales and leasing of certain of the Mutual Group's commercial facilities. The Mutual Group paid $45,512 in 2001, $33,964 in 2000 and $27,630 in 1999 for such services.

     The Company periodically has investment transactions with the Mutual Group. In 2001, the Company sold four securities to the Mutual Group at fair value for a loss of $2,264,270. No such transactions occurred in 2000 or 1999. The Company is also a partner in Alfa Investors Partnership with the Mutual Group. The amount invested in the partnership was $22.0 million and $18.5 million at December 31, 2001 and 2000, respectively. The Company had committed to fund up to $5.9 million additional investment in the partnership at December 31, 2001. The Company received no distribution from the partnership in 2001. In 2000, the Company became a member in Alfa Ventures II, L.L.C. with the Mutual Group. The amount invested in the limited liability company was approximately $2.1 million at December 31, 2001.

     The Company's life subsidiary is the general partner in two investment partnerships with a Charitable Remainder Unit Trust created by Mutual. The amount invested in the partnerships was $807,405 and $839,102 at December 31, 2001 and 2000, respectively.

     The Company's commercial paper is guaranteed by Mutual. A fee of $50,000 was paid by the Company to Mutual for this guarantee in 2001.

4. INVESTMENTS

Net investment income is summarized as follows:

                                         2001          2000          1999
                                  ---------------------------------------------
Fixed maturities:
   Held for investment            $      52,411  $     78,528  $    110,826
   Available for sale                71,547,155    65,180,046    56,947,170
                                  -------------------------------------------
      Total fixed maturities         71,599,566    65,258,574    57,057,996
Equity securities                     1,987,423     2,056,843     2,045,809
Mortgage loans on real estate             1,489        27,461        40,021
Investment real estate                  368,104       362,800       260,864
Policy loans                          3,643,981     3,348,512     3,099,769
Collateral loans                      6,322,020     5,309,885     4,402,846
Other long-term investments          13,802,588    10,244,967     9,052,828
Short-term investments                2,483,401     2,570,315     2,875,953
                                  -------------------------------------------
Total investment income             100,208,572    89,179,357    78,836,086
Investment expenses, including
  interest expense                  (15,494,489)  (16,288,240)  (11,029,056)
                                  -------------------------------------------
Net investment income             $  84,714,083   $72,891,117   $67,807,030
                                  ===========================================

Net realized investment gains (losses) are summarized as follows:

                                        2001             2000          1999
                                  ---------------------------------------------
Fixed maturities:
   Held for investment            $      (281)    $      (236)    $     8,757
   Available for sale              (7,910,845)     (8,546,120)     (1,753,508)
                                  ---------------------------------------------
     Total fixed maturities        (7,911,126)     (8,546,356)     (1,744,751)
Equity securities                  10,301,376       6,530,733       8,078,661
Other investments                   4,057,267       7,283,925      (1,273,514)
                                  ---------------------------------------------
Net realized investment gains     $ 6,447,517     $ 5,268,302     $ 5,060,396
                                  =============================================

Changes in net unrealized investment gains and losses on fixed maturities and equity securities, including options, are as follows:

                                                 Increase (Decrease)
                                  ---------------------------------------------
                                           2001         2000          1999
                                  ---------------------------------------------
Fixed maturities:
   Held for investment                $     (2,827) $   (10,227)  $    (41,054)
                                  =============================================
   Available for sale, net of tax     $  9,860,181  $25,415,336   $(36,765,599)
                                  =============================================
Equity securities, net of tax         $(21,307,394) $  (378,999)  $   (403,791)
                                  =============================================

     Unrealized investment gains and losses are based on fair values which were determined using nationally recognized pricing services, broker/dealers securities firms and market makers.

     At December 31, 2001 and 2000, gross unrealized gains for equity securities amounted to $30,165,844 and $63,422,179, respectively, while gross unrealized losses amounted to $2,390,846 and $2,866,978, respectively, and applicable deferred income taxes aggregated $9,743,053 and $21,215,862, respectively.

     The Company's fixed maturity portfolio is predominantly comprised of investment grade securities. At December 31, 2001, approximately $3.9 million in fixed maturities (0.4% of the total fixed maturity portfolio) are considered below investment grade. The Company considers bonds with a quality rating of BB+ and below, based on Standard & Poor's rating scale, to be below investment grade.

     The amortized cost and estimated fair value of investments in fixed maturity securities are as follows:

                                                                       December 31, 2001
                                                ------------------------------------------------------------------
                                                                      Gross          Gross        Estimated
                                                   Amortized       Unrealized     Unrealized        Fair
                                                     Cost             Gains         Losses          Value
                                                ------------------------------------------------------------------

Held for investment:
Mortgage-backed securities                      $       441,740   $    35,682   $          -   $      477,422
                                                ==================================================================
Available for sale:
U.S. Treasury securities and obligations
    of U.S. Government corporations
    and agencies                                $    34,386,948   $ 4,025,010   $          -   $  38,411,958
Obligations of states and political
  subdivisions                                      252,614,802     8,325,916     (1,186,350)    259,754,368
Corporate securities                                312,986,198    12,957,076     (7,824,060)    318,119,214
Mortgage-backed securities                          332,020,671    12,458,152     (1,696,614)    342,782,209
Other debt securities                                   480,000       867,500             -        1,347,500
                                                ------------------------------------------------------------------
   Totals                                       $   932,488,619   $38,633,654    (10,707,024)  $ 960,415,249
                                                ==================================================================


                                                                         December 31, 2000
                                                ------------------------------------------------------------------
                                                                      Gross               Gross          Estimated
                                                   Amortized       Unrealized          Unrealized          Fair
                                                     Cost             Gains              Losses            Value
                                                ------------------------------------------------------------------
Held for investment:
Mortgage-backed securities                         $    754,450     $    38,509      $          -     $    792,959
                                                ==================================================================
Available for sale:
U.S. Treasury securities and obligations
   of U.S. Government corporations
   and agencies                                    $ 46,599,825    $  5,656,975      $          -     $ 52,256,800
Obligations of states and political subdivisions    234,979,295       7,772,418          (995,893)     241,755,820
Corporate securities                                311,194,246       8,000,958       (13,583,476)     305,611,728
Mortgage-backed securities                          341,457,627       6,129,395        (4,347,808)     343,239,214
Other debt securities                                 3,500,000          20,000          (203,750)       3,316,250
                                                ------------------------------------------------------------------
   Totals                                          $937,730,993     $27,579,746      $(19,130,927)    $946,179,812
                                                ==================================================================

The amortized cost and estimated fair value of fixed maturities available for sale at December 31, 2001 by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                   December 31, 2001
                                            ----------------------------------
                                                                  Estimated
                                               Amortized            Fair
                                                  Cost              Value
                                            ----------------------------------
Available for sale:
Due in one year or less                     $     5,165,818   $     5,328,554
Due after one year through five years           116,896,082       123,440,303
Due after five years through ten years          151,838,576       161,834,121
Due after ten years                             326,567,472       327,030,062
                                            ----------------------------------
                                                600,467,948       617,633,040
Mortgage-backed securities                      332,020,671       342,782,209
                                            ----------------------------------
                                            $   932,488,619   $   960,415,249
                                            ==================================

(Note 4, continued)

     Proceeds from sales of fixed maturities available for sale were $70,123,319 in 2001, $7,438,726 in 2000 and $9,392,842 in 1999. Gross gains of $1,849,306 in
2001, $258,461 in 2000 and $12,779 in 1999 and gross losses of $7,712,034 in
2001, $2,068,969 in 2000 and $812,408 in 1999 were realized on those sales. In addition, the Company recorded a loss of approximately $1,371,000 in 2001 and $4,258,000 in 2000 for fixed maturities available for sale whose valuation was deemed to be an other than temporary decline. No writedowns were taken on fixed maturities available for sale in 1999. Proceeds from sales of equity securities were $76,111,628 in 2001, $83,900,170 in 2000 and $85,822,260 in 1999. Gross
gains of $22,378,473 in 2001, $13,701,302 in 2000 and $13,988,467 in 1999 and
gross losses of $9,311,829 in 2001, $5,457,350 in 2000 and $4,033,011 in 1999
were realized on those sales. The Company also recorded a loss of approximately $2,765,000 in 2001, $1,713,000 in 2000 and $1,877,000 in 1999 for equity securities whose valuation was deemed to be an other than temporary decline. At December 31, 2001, the Company's mortgage-backed securities were comprised of CMO's and pass through securities. The valuation of such securities is subject to significant fluctuations due to changes in interest rates. The Company has a history of positive cash flow and has the ability to hold such investments to maturity. Management performs periodic assessments of the portfolio to monitor interest rate fluctuations.

     As of December 31, 2001 and 2000, the Company's mortgage loan portfolio totaled approximately $110,000 and $214,000, respectively, and the collateral loan portfolio totaled $88.6 million and $70.0 million, respectively. These portfolios consisted of mortgage and consumer loans in the Company's primary market area of Alabama, Georgia and Mississippi. Management evaluates the creditworthiness of customers on a case-by-case basis and obtains collateral as deemed necessary based on this evaluation. At December 31, 2001, the Company had charged off loans totaling $428,426 and had an allowance of $892,076.

     The Company has estimated the fair value of the collateral loan portfolio to be approximately $92.6 million and $71.7 million at December 31, 2001 and 2000, respectively. The estimated fair value was determined by discounting the estimated future cash flows from the loan portfolio at 6.55% for 2001 and 8.0% for 2000, the current interest rates offered for similar loans, and after allowing for estimated loan losses. At December 31, 2001, the Company had charged off leases totaling $441,438 and had an allowance for losses of $1,310,041 on the lease portfolio. The estimated fair value of the lease portfolio was determined by discounting the estimated future cash flows from the lease portfolio at 8.50% for both 2001 and 2000, the current interest rate offered for similar leases, and after allowing for estimated lease losses. The Company had no impaired loans or leases subject to individual valuation at or during the year ended December 31, 2001. The Company's policy loans earn interest predominately at 8% but do range from 5.0% to 8.0% at December 31, 2001. Because the policy loans have no stated maturity and are often repaid by reductions to benefits and surrenders, it is not practicable to determine the fair value of the policy loan portfolio.

     At December 31, 2001, the Company had $1,961,319 in investments on deposit with regulatory agencies in order to meet statutory requirements.

5.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     Information about specific valuation techniques and related fair value detail is provided in Note 1 - Summary of Significant Accounting Policies, Note 4 - Investments and Note 8 - Notes Payable and Commercial Paper. The cost and estimated fair value of the financial instruments as of December 31 are summarized as follows:

                                                                     December 31,
------------------------------------------------------------------------------------------------------------
                                                         2001                           2000
------------------------------------------------------------------------------------------------------------
                                                                Estimated                        Estimated
                                                 Cost          Fair Value         Cost          Fair Value
------------------------------------------------------------------------------------------------------------
Investments:
   Fixed maturities held for investment      $    441,740    $    477,422    $    754,450     $    792,959
   Fixed maturities available for sale       $932,488,619    $960,415,249    $937,730,993     $946,179,812
   Equity securities                         $ 46,889,245    $ 74,664,030    $ 53,687,943     $114,594,848
   Short-term investments                    $150,255,275    $150,255,275    $ 55,933,710     $ 55,933,710
   Mortgage and Collateral loans             $ 88,670,641    $ 92,667,646    $ 70,237,379     $ 71,869,407
   Commercial leases                         $ 71,933,450    $ 73,408,282    $ 36,691,355     $ 38,819,442
   Other long-term investments               $ 90,310,018    $ 92,122,784    $ 85,273,837     $ 82,253,804
Liabilities:
   Commercial paper                          $165,415,905    $165,415,905    $117,642,561     $117,642,561
   Notes payable                             $ 37,051,467    $ 37,051,467    $ 25,536,785     $ 25,536,785

6. FUTURE POLICY BENEFITS, LOSSES AND LOSS ADJUSTMENT EXPENSES

     The composition of the liability for future policy benefits, losses and loss adjustment expenses and the more significant assumptions used in its calculation are as follows:

                                       Liability                             Basis of Assumption
                              ---------------------------             -------------------------------------------------
                Insurance             December 31,        Years       Interest          Mortality             With-
                              ---------------------------
                In Force          2001          2000      of Issue    Rate            and Morbidity          drawals
-----------------------------------------------------------------------------------------------------------------------
Ordinary     $7,767,817,553   $139,563,958   $132,251,853   1955       5%          1955-60 Basic Select      Company
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

                                                            1994       6%          Modified 1965-70 Basic    Company
                                                            to                     Select and Ultimate       experience
                                                            2001                   Mortality Tables

Interest      2,144,696,369    198,457,333    186,385,750   1984       6.25%*      Modified 1965-70 Basic    Company
sensitive                                                   to                     Select and Ultimate       experience
life                                                        2001                   Mortality Tables

Universal     5,203,676,336    202,767,105    171,543,248   1987       6.25%       Modified 1965-70 Basic    Company
life                                                        to         to          Select and Ultimate       experience
                                                            2001       6.30%*      Mortality Tables

Annuities w/o                   11,898,212     11,999,370   1974 to    5.25% to    --                        --
life contingencies                                          2001       5.75%*

Group credit      9,160,951        267,501        246,196   1992 to    3.0%        1958 CET                  --
life                                                        2001

Group life       41,956,721         -              72,679   2001       4.5%        1960 CSG                  --
            ---------------------------------------------
            $15,167,307,930   $552,954,109   $502,499,096
            =================
Accident &                         264,123        261,874              5%          1972 intercompany         200% N&W III
health                                                                             reports
Losses and loss
adjustment expenses            144,999,561    149,771,887
                             ----------------------------
                              $698,217,793   $652,532,857
                             ============================

* Rates are adjustable annually on policyholders' anniversary dates.

(Note 6. continued)

     Participating policies represent approximately 2% of the ordinary life insurance in force and 4% of life insurance premium income. The amount of dividends paid to policyholders is fixed by the Board of Directors and allocated to participating policyholders. Activity in the liability for unpaid losses and loss adjustment expenses is summarized as follows:

                                                2001                          2000                             1999
                                --------------------------------------------------------------------------------------------------
                                   Property and                    Property and                    Property and
                                     Casualty          Life          Casualty          Life          Casualty           Life
                                --------------------------------------------------------------------------------------------------
Balance at January 1,           $   145,077,064     $4,694,823     $143,148,690     $3,290,410     $138,030,306      $2,812,704
   Less reinsurance recoverables
     on unpaid losses                (1,681,098)    (1,251,651)      (1,828,994)      (295,000)        (759,568)       (353,195)
                                --------------------------------------------------------------------------------------------------
Net balance at January 1,           143,395,966      3,443,172      141,319,696      2,995,410      137,270,738       2,459,509
                                --------------------------------------------------------------------------------------------------
Incurred related to:
   Current year                     281,868,794     18,912,632      266,087,327     16,022,555      249,992,384      14,512,337
   Prior years                      (22,713,788)        95,565      (18,427,579)        65,933      (17,849,537)       (298,357)
                                --------------------------------------------------------------------------------------------------
     Total incurred                 259,155,006     19,008,197      247,659,748     16,088,488      232,142,847      14,213,980
                                --------------------------------------------------------------------------------------------------
Paid related to:
   Current year                     203,950,000     17,032,871      188,870,000     13,916,158      169,943,000      12,957,553
   Prior years                       60,626,736      1,547,303       56,713,478      1,724,568       58,150,889         720,526
                                --------------------------------------------------------------------------------------------------
   Total paid                       264,576,736     18,580,174      245,583,478     15,640,726      228,093,889      13,678,079
                                --------------------------------------------------------------------------------------------------
Net balance at December 31,         137,974,236      3,871,195      143,395,966      3,443,172      141,319,696       2,995,410
   Plus reinsurance recoverables
     on unpaid losses                 2,199,926        954,204        1,681,098      1,251,651        1,828,994         295,000
                                --------------------------------------------------------------------------------------------------
Balance at December 31,         $   140,174,162     $4,825,399     $145,077,064     $4,694,823     $143,148,690      $3,290,410
                                ==================================================================================================

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

7. INCOME TAXES

     Below is a comparative analysis of the provisions for income tax appearing in the statements of income:

                                    2001            2000            1999
                                ----------------------------------------------
Current                         $22,893,188      $23,253,729     $25,145,672
Deferred                          5,239,406        4,671,253       2,374,322
                                ----------------------------------------------
     Total                      $28,132,594      $27,924,982     $27,519,994
                                ==============================================

     Reconciliations of the differences between income taxes computed at Federal statutory tax rates and provisions for income taxes are as follows:

                                            2001        2000          1999
                                      -----------------------------------------
Income taxes computed at Federal
  statutory tax rate                    34,333,072  $33,161,046   $32,227,110
Dividends received deduction,
  tax exempt interest and proration     (3,307,399)  (3,280,292)   (3,031,670)
Tax Credits                             (2,677,784)  (2,102,838)   (1,812,000)
Other, net                                (215,295)     147,066       136,554
                                      -----------------------------------------
     Total                             $28,132,594  $27,924,982   $27,519,994
                                      =========================================

     Income taxes are recorded in the Statements of Income and also directly in certain stockholders' equity accounts. Income tax expense (benefit) for the years ended December 31 was recorded in the financial statements as follows:

                                            2001          2000         1999
                                       ----------------------------------------
Statements of Income:
   Provision for income taxes           $28,132,594   $27,924,982  $27,519,994
   Cumulative effect of change in
     accounting principle                  (245,715)        -             -
Statements of Comprehensive Income:
   Unrealized holding gains (losses)
    arising during the year              (6,194,065)   13,481,105  (19,802,340)
Statements of Stockholders' Equity
  Capital in excess of par value:
    Exercise of stock options              (705,024)     (307,683)    (107,180)
                                       ----------------------------------------
      Total income taxes                $20,987,790   $41,098,404   $7,610,474
                                       ========================================

    The net deferred tax liabilities consist of the following:

Deferred Tax Assets:                    2001           2000
                                    -----------------------------
   Reserve computational
     method differences              $21,195,510    $21,578,716
   Unearned premium reserve            9,479,948      8,518,216
   Other                               3,555,393      4,337,073
                                    -----------------------------
   Total deferred tax asset           34,230,851     34,434,005
                                    -----------------------------

Deferred Tax Liabilities:
   Unrealized gains                   18,173,245     24,367,310
   Deferred acquisition costs         46,184,571     47,210,995
   Other                              11,185,716      5,368,755
                                    -----------------------------
   Total deferred tax liability       75,543,532     76,947,060
                                    -----------------------------
Net deferred tax liability          ($41,312,681)  ($42,513,055)
                                    =============================

     The Company did not establish a valuation allowance related to the deferred tax assets due to the existence of sufficient taxable income related to future reversals of existing taxable temporary differences.

8. NOTES PAYABLE AND COMMERCIAL PAPER

     Short-term debt at December 31, 2001 was $202.5 million. Of this amount, the Company had approximately $165.4 million in commercial paper at rates ranging from 1.83% to 2.40% with maturities ranging from January 14, 2002 to February 22, 2002. The Company intends to continue to use the commercial paper program to fund its short-term needs. However, backup lines of credit are in place up to $180 million. The backup lines agreements contain usual and customary covenants requiring the Company to meet certain operating levels. The Company has maintained full compliance with all such covenants. The commercial paper is guaranteed by Alfa Mutual Insurance Company, an affiliate. In addition, the Company had $37.1 million in short-term debt outstanding to affiliates with interest equal to commercial paper rates payable monthly. Due to the short-term nature of the Company's borrowings, their fair values approximate their carrying values.

9. CONTINGENT LIABILITIES

     The property and casualty subsidiaries participate in a reinsurance pooling agreement with Mutual and its affiliates. Should any member of the affiliated group be unable to meet its obligation on a claim for a policy written by the Company's property and casualty subsidiaries, the obligation to pay the claim would remain with the Company's subsidiaries.

     Certain legal proceedings are in process at December 31, 2001. Costs for these and similar legal proceedings, including accruals for outstanding cases, totaled $930,000 in 2001, $3.0 million in 2000, and $6.5 million in 1999. These proceedings involve alleged breaches of contract, torts, including bad faith and fraud claims, and miscellaneous other causes of action. These lawsuits involve claims for mental anguish and punitive damages. Approximately 15 legal proceedings against Alfa Life Insurance Corporation (Life) were in process at December 31, 2001. Of the 15 proceedings, three were filed in 2001, four were filed in 2000, six were filed in 1999, one was filed in 1997, and one was filed in 1996. In a case tried in January 2001, in Barbour County, Alabama, the jury returned a verdict for the plaintiff against Life for $500,000 in compensatory damages and $5,000,000 in punitive damages. After Life filed post-trial motions, the trial court reduced the punitive damage award to $1,500,000. Life has appealed the award to the Alabama Supreme Court. In a case tried in December 2001, in Bullock County, Alabama, the jury returned a verdict for the plaintiffs against Life for $300,000 in compensatory damages and $3,000,000 in punitive damages. Life has filed post-trial motions asking the trial court to reverse the verdict, or in the alternative, reduce the amount of the verdict. The trial court has issued a post-trial order reducing the punitive damage award to $900,000, pursuant to Alabama's tort reform law. In the event the trial court denies Life's other post-trial motions, Life will appeal the case to the Alabama Supreme Court. Two of the 15 pending legal proceedings against Life have been certified as class actions by the trial court in each case. After the trial court certified the first class action against Life, Life appealed the class certification order to the Alabama Supreme Court. In November 2001, the Alabama Supreme Court reversed the trial court, decertified the class, and remanded the case to the trial court for further proceedings. The recent trial court order certifying the second class action will be appealed to the Alabama Supreme Court. In addition, one purported class action lawsuit is pending against both Alfa Builders, Inc. and Alfa Mutual Fire Insurance Company. Additionally, five purported class action lawsuits are pending against the property and casualty mutual companies involving a number of issues and allegations which could affect the Company because of a pooling agreement between the companies. No class has been certified in any of these six purported class action cases. It should be noted that in Alabama, where the Company has substantial business, the likelihood of a judgment in any given suit, including a large mental anguish and/or punitive damage award by a jury, bearing little or no relation to actual damages, continues to exist, creating the potential for unpredictable material adverse financial results.

     The Company periodically invests in partnerships that invest in affordable housing tax credits. At December 31, 2001, the Company had committed to fund a partnership of this type in the amount of approximately $8.9 million.

10.  STOCKHOLDERS' EQUITY

     In October 1989, the Company's Board of Directors approved a stock repurchase program authorizing the repurchase of up to 2,000,000 shares of its outstanding common stock in the open market or in negotiated transactions in such quantities and at such times and prices as management may decide. In March 1999 and September 2001, the Company's Board of Directors increased the number of shares authorized to be repurchased by 2,000,000 shares, bringing the total number of shares authorized to be repurchased to 6,000,000. At December 31, 2001, the Company had repurchased a total of 3,223,050 shares at a cost of $41,652,727 and due to the exercise of stock options had reissued 519,216 shares at a cost of $2,408,390 under this program, which decreased the total number of shares outstanding to 39,179,678 shares.

     The amounts of statutory net income and stockholders' equity for the Company's life and property and casualty insurance subsidiaries are as follows:

                                       2001           2000           1999
                                  ---------------------------------------------
Statutory net income:
   Life insurance subsidiary       $ 20,087,108   $ 17,942,560    $  3,493,080
                                  =============================================
   Property and casualty
     subsidiaries                  $ 43,669,715   $ 44,914,544    $ 49,223,981
                                  =============================================
Statutory stockholders' equity:
   Life insurance subsidiary       $146,319,825   $140,486,868    $127,713,380
                                  =============================================
   Property and casualty
     subsidiaries                  $269,756,206   $235,879,033    $226,875,024
                                  =============================================

     Alfa Corporation is a holding company with no operations and, accordingly, any cash available for dividends or other distributions must be obtained by it from borrowings or in the form of distributions from its operating subsidiaries. Distributions to the Company from its insurance subsidiaries are subject to regulatory restrictions. Under applicable regulatory requirements, the Company's insurance subsidiaries can distribute to the Company an aggregate of approximately $58.3 million without prior regulatory approval in 2002 based on December 31, 2001 financial condition and results of operations.

     At December 31, 2001, the life subsidiary's Adjusted Capital calculated in accordance with NAIC Risk-Based Capital guidelines was $153.7 million, compared to the Authorized Control Level amount of $10.5 million, and the property and casualty subsidiaries' Adjusted Capital was $269.8 million, compared to the Authorized Control Level amount of $20.8 million. The Risk-Based Capital analysis serves as the benchmark for the regulation of insurance enterprises' solvency by state insurance regulators.

11. OPERATING LEASES

     The Company leases certain property and equipment to Mutual and its affiliates (Note 3) and to third parties under operating leases. Total rental income for the years ended December 31, 2001, 2000 and 1999 was approximately $2,476,000, $2,336,000 and $1,949,000, respectively. The cost and net book value of major classes of leased property at December 31, 2001 were:

                                                      Net Book
                                     Cost               Value
                                  ----------------------------------
Transportation equipment          $11,416,892       $  7,091,258
Furniture and equipment            16,160,679         10,334,595
Buildings                           3,239,970          1,888,963
                                  ----------------------------------
   Total                          $30,817,541        $19,314,816
                                  ==================================

     At December 31, 2001, the aggregate minimum rental payments to be received under leases having initial or remaining lease terms in excess of one year are approximately $3,540,161 in 2002, $2,566,541 in 2003, $2,070,297 in 2004,
$1,805,717 in 2005, $836,617 in 2006 and $306,089 thereafter.

     The Company also leases certain property and equipment from third parties under operating leases. At December 31, 2001, the aggregate minimum rental payments to be made under leases having initial or remaining lease terms in excess of one year are approximately $55,330 in 2002, $6,931 in 2003, $5,688 in 2004, $5,668 in 2005, $3,792, in 2006 and $0 thereafter. Lease expense was approximately $77,475 in 2001, $77,033 in 2000 and $51,220 in 1999.

12. CAPITAL LEASES

     One division of Financial, OFC Capital (OFC), is in the business of offering lease-financing services to commercial businesses. OFC attempts to offer rates competitive within the commercial leasing industry while providing specialized programs for end users, vendor manufacturers and wholesale brokers. OFC has customers in 48 states at December 31, 2001. Customers typically have a minimum two-year business history and personally guarantee the transaction. Other products offered to qualified customers include 10% Purchase Upon Termination Leases and Fair Market Value Leases. Generally, the range of leases extend from 24 months to 60 months with the average being 44 months in length and containing a purchase option at the end of the lease term.

     At December 31, 2001, future minimum lease payments to be received on capital leases with separate deductions for executory costs and allowance for uncollectible minimum lease payments receivable are approximately $26,135,707 in 2002, $21,110,805 in 2003, $14,661,868 in 2004, $9,563,067 in 2005, $3,829,158
in 2006 and $324,586 thereafter. Unguaranteed residual values accruing to the benefit of the lessor total $332,367 and $191,732 at December 31, 2001 and 2000, respectively. Initial direct costs and unearned income at December 31, 2001 are $2,015,722 and $14,151,377, respectively. At December 31, 2000, initial direct costs and unearned income were $1,163,379 and $9,023,364, respectively. No contingent rentals have been included in income. At December 31, 2001, future minimum lease payments to be received on capital leases are $26,520,250 in 2002, $21,421,415 in 2003, $14,877,593 in 2004, $9,703,772 in 2005, $3,885,498 in 2006
and $329,362 thereafter.

13. REINSURANCE

     Life reinsures portions of its risks with other insurers. While the amount retained on an individual life will vary depending upon age and mortality prospects of the risk, Life generally will not retain more than $350,000 of individual life insurance on a single risk. Life has reinsured approximately $1,977,821,759 of its life insurance in force with other insurance companies and has taken reserve credits for approximately $4,895,125 on account of such reinsurance at December 31, 2001. Amounts paid or deemed to have been paid for Life's reinsurance contracts are recorded as reinsurance receivables. The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

     The Company's property and casualty insurance subsidiaries, together with Mutual and its affiliates, participate in catastrophe and other reinsurance ceded arrangements to protect them from abnormal losses. The Company's subsidiaries and Mutual and its affiliates are also required to participate in certain assigned risk pools and associations by the states in which they operate.

     The following table summarizes the effects of reinsurance on premiums and losses for the three years ended December 31, 2001, 2000 and 1999:

                                                         Years Ended December 31,
                                             -------------------------------------------------
                                                  2001             2000             1999
                                             -------------------------------------------------
Direct premiums earned                         $133,451,449    $122,022,140    $112,213,239
Premiums ceded to nonaffiliates                  (5,915,215)     (4,059,170)     (3,777,449)
Premiums ceded to pooling agreement             (71,660,028)    (65,023,135)    (60,182,592)
Premiums assumed from pooling agreement         396,864,726     376,115,926     356,959,184
Premiums assumed from nonaffiliates                 128,423         141,136         117,569
                                             -------------------------------------------------
   Net premiums earned                         $452,869,355    $429,196,897    $405,329,951
                                             =================================================
Direct losses                                  $ 78,362,922   $  60,611,408   $  58,297,585
Losses ceded to nonaffiliates                    (5,391,817)     (4,309,919)     (3,209,498)
Losses ceded to pooling agreement               (54,559,342)    (43,445,609)    (41,519,900)
Losses assumed from pooling agreement           245,333,906     232,986,427     215,705,568
Losses assumed from nonaffiliates                    53,203          56,086          68,706
Loss adjustment expenses, net                    14,364,331      17,849,843      17,014,366
                                             -------------------------------------------------
   Net losses incurred                          278,163,203     263,748,236     246,356,827
Surrender, maturities, interest and other
  benefits and settlement expenses               34,780,672      32,132,319      35,359,170
                                             -------------------------------------------------
Total benefits and settlement expenses         $312,943,875    $295,880,555    $281,715,997
                                             =================================================

     Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; therefore, allowances are established if amounts are determined to be uncollectible. The Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurance to minimize exposure to significant losses from reinsurer insolvencies. At December 31, 2001, the Company does not believe there to be a significant concentration of credit risk related to its reinsurance program.

14. SEGMENT INFORMATION

     The Company reports operating segments based on the Company's legal entities, which are organized by line of business, with property and casualty insurance as one segment, life insurance as one segment, noninsurance businesses composed of consumer financing, commercial leasing, residential and commercial construction and real estate sales as one segment, and corporate operations as one segment. All investing activities are allocated to the segments based on the actual assets, investments and cash flows of each segment.

     Segment profit or loss for the property and casualty operating segment is measured by underwriting profits and losses as well as by total net profit. Segment profit or loss for the life insurance segment, the noninsurance segment and the corporate segment is measured by total net profit. Segment expenses are borne by the segment which directly incurred such expense or are allocated based on the Management and Operating Agreement discussed in Note 3.

     The following is a summary of segment profit (loss):

                                                                          Year Ended December 31, 2001
                                   -----------------------------------------------------------------------------------------------
                                      Property &
                                       Casualty          Life           Non-
                                       Insurance       Insurance      Insurance    Corporate       Eliminations         Total
                                   -----------------------------------------------------------------------------------------------
Premiums                             $396,862,542     $26,946,091   $      -      $       -     $         -         $423,808,633
Policy charges                              -          29,060,722          -              -               -           29,060,722
Segment expenses                      299,101,695      66,929,047          -              -           (503,972)      365,526,770
Amortization of deferred
  acquisition expense                  66,392,582       8,048,303          -              -               -           74,440,885
                                   -----------------------------------------------------------------------------------------------
Underwriting profit (loss)             31,368,265     (18,970,537)         -              -            503,972        12,901,700
Net investment income
  (interest expense)                   31,278,295      46,623,273     9,653,134    (2,400,559)        (440,060)        84,714,083
Other income                             (438,208)           -        2,767,599           -            (63,912)         2,265,479
Other expense                            (153,964)           -        7,171,385     1,216,867             -             8,234,288
                                   -----------------------------------------------------------------------------------------------
Segment operating profit
  (loss) before tax                    62,362,316      27,652,736     5,249,348    (3,617,426)            -            91,646,974
Income tax provision (benefit)         16,373,327       7,860,734     1,697,243       (55,341)            -            25,875,963
                                   -----------------------------------------------------------------------------------------------
Segment operating profit (loss)        45,988,989      19,792,002     3,552,105    (3,562,085)            -            65,771,011
Net realized gains (losses) after tax    (180,719)      4,371,846          (241)          -               -             4,190,886
Cumulative Effect of Changes
    in Accounting Principles,
    net of tax                           (283,782)       (172,546)          -             -               -              (456,328)
                                   -----------------------------------------------------------------------------------------------
Segment net profit (loss)             $45,524,488     $23,991,302    $3,551,864   ($3,562,085)  $         -           $69,505,569
                                   ===============================================================================================
Segment Assets                       $615,877,907    $869,582,019  $222,388,886  $682,299,794    ($692,544,142)    $1,697,604,464
                                   ===============================================================================================


                                                                          Year Ended December 31, 2000
                                  -------------------------------------------------------------------------------------------------
                                     Property &
                                      Casualty         Life            Non-
                                      Insurance      Insurance       Insurance     Corporate      Eliminations       Total
                                  -------------------------------------------------------------------------------------------------
Premiums                           $376,118,774    $ 25,067,070      $     -      $     -          $    -       $   401,185,844
Policy charges                             -         28,011,053            -            -               -            28,011,053
Segment expenses                    279,327,579      62,965,951            -            -          (339,457)        341,954,073
Amortization of deferred
  acquisition expense                58,745,118       7,228,558            -            -               -            65,973,676
                                  -------------------------------------------------------------------------------------------------
Underwriting profit (loss)           38,046,077     (17,116,386)           -            -           339,457          21,269,148
Net investment income
  (interest expense)                 29,645,376      41,957,783       5,828,027     (4,266,332)    (273,737)         72,891,117
Other income                             56,012         -             2,966,237            -        (65,720)          2,956,529
Other expense                          (302,654)        -             6,471,453      1,470,452           -            7,639,251
                                  -------------------------------------------------------------------------------------------------
Segment operating profit (loss)
  before tax                         68,050,119      24,841,397       2,322,811     (5,736,784)          -           89,477,543
Income tax provision (benefit)       18,499,184       6,864,207         773,027        (55,341)          -           26,081,077
                                  -------------------------------------------------------------------------------------------------
Segment operating profit (loss)      49,550,935      17,977,190       1,549,784     (5,681,443)          -           63,396,466
Net realized gains after tax            524,854       2,660,175         239,368            -             -            3,424,397
                                  -------------------------------------------------------------------------------------------------
Segment net profit (loss)          $ 50,075,789    $ 20,637,365      $1,789,152    ($5,681,443)    $     -       $   66,820,863
                                  =================================================================================================
Segment Assets                     $582,164,222    $809,866,783    $161,446,928   $599,862,252   ($607,037,076)  $1,546,303,109
                                  =================================================================================================

(Note 14, continued)

                                                                    Year Ended December 31, 1999
                                   ----------------------------------------------------------------------------------------------
                                       Property &
                                        Casualty         Life          Non-
                                        Insurance     Insurance      Insurance     Corporate      Eliminations        Total
                                   ----------------------------------------------------------------------------------------------
Premiums                            $356,970,311     $23,001,655    $      -      $      -            $     -      $379,971,966
Policy charges                               -        25,357,985           -             -                  -        25,357,985
Segment expenses                     262,475,291      64,285,591           -             -             (282,508)    326,478,374
Amortization of deferred
  acquisition expense                 53,455,392       6,747,130           -             -                  -        60,202,522
                                   ----------------------------------------------------------------------------------------------
Underwriting profit (loss)            41,039,628     (22,673,081)          -             -              282,508      18,649,055
Net investment income
  (interest expense)                  27,600,849      37,873,099     5,333,324     (2,752,097)         (248,145)     67,807,030
Other income                           1,514,504             -       2,583,829           -              (34,363)      4,063,970
Other expense                             91,056             -       3,194,071        217,868               -         3,502,995
                                   ----------------------------------------------------------------------------------------------
Segment operating profit (loss)
  before tax                          70,063,925      15,200,018     4,723,082     (2,969,965)              -        87,017,060
Income tax provision (benefit)        20,571,618       3,603,127     1,631,510        (57,400)              -        25,748,855
                                   ----------------------------------------------------------------------------------------------
Segment operating profit (loss)       49,492,307      11,596,891     3,091,572     (2,912,565)              -        61,268,205
Net realized gains after tax           1,566,271       1,722,986           -             -                  -         3,289,257
                                   ----------------------------------------------------------------------------------------------
Segment net profit  (loss)           $51,058,578     $13,319,877    $3,091,572    ($2,912,565)         $    -      $ 64,557,462
                                   ==============================================================================================
Segment Assets                      $520,291,478    $708,878,886  $120,253,999 ($507,672,330)     ($521,750,008) $1,335,346,685
                                   ==============================================================================================

     The following summary reconciles significant segment items to the Company's consolidated financial statements:

                                                 Years ended December 31,
                                 ----------------------------------------------
                                         2001             2000            1999
                                 ----------------------------------------------
Revenues:
   Premiums - Property &
     Casualty Insurance           $  396,862,542  $ 376,118,774    $356,970,311
   Premiums and policy
     charges - Life Insurance         56,006,813     53,078,123      48,359,640
   Net investment income              84,714,083     72,891,117      67,807,030
   Net realized investment gains       6,447,517      5,268,302       5,060,396
   Other income                        2,265,479      2,956,529       4,063,970
                                 ----------------------------------------------
      Total revenues              $  546,296,434  $ 510,312,845   $482,261,347
                                 ==============================================
Income before income taxes:
  Underwriting profit             $   12,901,700  $  21,269,148  $   18,649,055
  Other income                         2,265,479      2,956,529       4,063,970
  Other expense                       (8,234,288)    (7,639,251)     (3,502,995)
  Net investment income               84,714,083     72,891,117      67,807,030
  Net realized investment gains        6,447,517      5,268,302       5,060,396
                                 ==============================================
      Income before income taxes  $   98,094,491  $  94,745,845  $   92,077,456
                                 ==============================================
Income taxes:
  Allocated to segments           $   25,875,963  $  26,081,077  $   25,748,855
  Allocated to realized gains          2,256,631      1,843,905       1,771,139
                                 ----------------------------------------------
      Total income tax            $   28,132,594  $  27,924,982  $   27,519,994
                                 ==============================================
Assets:
  Allocated to segments           $2,390,148,606  $2,153,340,185 $1,857,096,693
  Eliminations                      (692,544,142)  (607,037,076)   (521,750,008)
                                 ----------------------------------------------
      Total assets                $1,697,604,464  $1,546,303,109 $1,335,346,685
                                 ==============================================

15.  ACCOUNTING FOR STOCK-BASED COMPENSATION

     Consistent with the provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company uses the intrinsic value based method to account for its stock options and provides pro forma disclosures as if the fair value based method had been applied. On October 25, 1993, the Company established a Stock Incentive Plan, pursuant to which a maximum aggregate of 2,000,000 shares of common stock were reserved for grant to key personnel. On April 26, 2001, the plan was amended to increase the maximum aggregate number of shares available for grant to 3,200,000 shares. Under the plan, options ratably become exercisable annually over three years and may not be exercised after ten years from the date of the award. The following tables and information summarize the stock option activity of the Company's plan and provide the pro forma disclosures of net income and earnings per share under the fair value based method of accounting.

                                              Historical Summary of Option Grants
-----------------------------------------------------------------------------------------------------------------------------------

                                                                             Market         Cumulative through December 31, 2001
                                                                            Value at     ------------------------------------------
                                                           Exercise         Date of        Options         Options          Options
                                                           Price             Grant        Cancelled       Exercised      Exercisable
                                                         --------------------------------------------------------------------------
Options Authorized                 3,200,000
                                   ---------
Options Granted During
               October 1993          565,400               $11.75           $11.75         61,600          320,050         183,750
               October 1993          218,000               $ 9.40           $11.75            -             60,000         158,000
                 March 1994           80,000               $11.50           $11.50            -             49,500          30,500
                 March 1995           80,000               $11.50           $11.50            -             19,500          60,500
                 April 1996           80,000               $12.25           $12.25          1,667           16,999          61,334
              February 1997           75,000               $12.00           $12.00          4,000           18,833          52,167
                 March 1998          309,500               $17.75           $17.75         18,900           21,500         269,100
                 March 1998          143,000 *             $14.20           $17.75          5,333            5,334         127,000
                 April 1999          167,500               $16.44           $16.44         21,667            7,500          90,002
               October 1999            8,000               $17.06           $17.06            -                -             5,334
                 April 2000          193,000               $17.31           $17.31         30,000              -            54,340
                August 2000            8,500               $17.00           $17.00            -                -             2,834
                 March 2001          194,500               $18.81           $18.81            -                -               -
                 March 2001            7,500               $11.70           $18.81            -                -               -
                                   ---------                                             -----------------------------------------
Less: Total Options Granted        2,129,900                                              143,167          519,216       1,094,861
Add: Options Cancelled               143,167                                             =========================================
                                   ---------
Available for Grant under
   Plan at December 31, 2001       1,213,267
                                   =========

* Includes 5,333 shares not exercisable until 2003.

     To determine the fair value of the options granted during 2001, 2000 and 1999, the Company has used the Black-Scholes model for valuations. The significant assumptions used to estimate the total and per share fair value of such options at the date of grant are as follows:

                                                202,000            201,500            75,500
                                            Options Granted    Options Granted   Options Granted
                                                 2001               2000              1999
                                          --------------------------------------------------------
Risk-free interest rate                            4.87%          6.22%              5.24%
Expected life (in years)                              10             10                 10
Expected volatility                                 0.49           0.50               0.51
Expected future dividend yield                      3.0%           2.8%               2.5%
Weighted average option exercise price            $18.55         $17.30             $16.47
                                          ========================================================
Fair value at date of grant                   $1,689,306     $1,772,763         $1,466,035
                                          ========================================================
Fair value per share at date of grant              $8.36          $8.80              $8.35
                                          ========================================================

(Note 15, continued)

     The pro forma net income and earnings per share, as if compensation expense had been recorded using the fair value at the date of grant, is as follows:

                                                                          December 31,
                                                  ----------------------------------------------------------
                                                       2001                  2000               1999
                                                  ----------------------------------------------------------
Net income, as reported                             $69,505,569           $66,820,863          $64,557,462
                                                  ==========================================================
Earnings per share, as reported - Basic                   $1.78                 $1.71                $1.61
                                                  ==========================================================
                                - Diluted                 $1.76                 $1.70                $1.60
                                                  ==========================================================
Pro forma net income                                $68,503,496           $65,443,762          $63,326,872
                                                  ==========================================================
Pro forma earnings per share   - Basic                    $1.75                 $1.67                $1.58
                                                  ==========================================================
                               - Diluted                  $1.74                 $1.66                $1.57
                                                  ==========================================================
Dilution                       - Basic                    $0.03                 $0.04                $0.03
                                                  ==========================================================
                               - Diluted                  $0.02                 $0.04                $0.03
                                                  ==========================================================

     The information shown below reflects activity for options outstanding at December 31, 2001, 2000 and 1999:

                                                                        December 31,
                                  ---------------------------------------------------------------------------------------------
                                             2001                           2000                          1999
                                  ---------------------------------------------------------------------------------------------
                                                    Weighted-                      Weighted-                     Weighted-
                                                     average                        average                        average
                                     Number          Exercise      Number          Exercise        Number         Exercise
                                   of Options         Price      of Options         Price        of Options        Price
                                  ---------------------------------------------------------------------------------------------
Outstanding
   Beginning of year               1,475,418         $14.00       1,485,551         $13.43       1,369,400          $12.99
      Add (deduct):
         Granted                     202,000         $18.55         201,500         $17.30         175,500          $16.47
         Exercised                  (209,101)       ($12.15)       (142,333)       ($11.51)        (51,783)        ($11.78)
         Cancelled                      (800)       ($17.75)        (69,300)       ($16.60)         (7,566)        ($14.90)
                                  ---------------------------------------------------------------------------------------------
   End of Period                   1,467,517         $14.89       1,475,418         $14.00       1,485,551          $13.43
                                  =============================================================================================
   Exercisable, end of period      1,094,861         $13.89       1,057,242         $12.90         993,695          $11.99
                                  =============================================================================================
Range of exercise prices                   $9.40 to  $18.81              $9.40  to  $17.75               $9.40  to  $17.75
                                  =============================================================================================
Weighted average remaining
    contractual life                              5.6 years                      5.7 years                       6.1 years
                                  =============================================================================================
Compensation cost recognized
    during period                                  $299,502                       $475,200                        $390,823
                                  =============================================================================================

16.  FINANCIAL ACCOUNTING DEVELOPMENTS

     The Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," in June 1998. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in investment securities and other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative will be included in either earnings or other comprehensive income depending on the intended use of the derivative instrument. This standard, as amended by SFAS No. 137, became effective for the Company January 1, 2001. At this time, the Company does not anticipate this standard having a significant impact on the Company's financial position or income as it does not use derivative instruments in the normal course of business. During 2001, the Company recorded approximately $229,000, net of tax, as the effect upon adoption of this standard.

     The FASB also issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (a replacement of SFAS No. 125)" in September 2000. This standard became effective April 1, 2001. At this time, the Company does not anticipate this standard having a significant impact on the Company's financial position or income.

     The FASB recently issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," in September 2001. Based on current information available and the fact that the Company has not engaged in material transactions covered by these standards, the Company does not anticipate these standards having a significant impact on the Company's financial position or income.

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." Subsequently, in August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." At this time, the Company does not anticipate either of these standards having a significant impact on the Company's financial position or income.

To the Stockholders and Board of Directors
Alfa Corporation
Montgomery, Alabama

     We have audited the accompanying consolidated balance sheets of Alfa Corporation and subsidiaries (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alfa Corporation and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

                                               KPMG LLP

Birmingham, Alabama
February 8, 2002

                                                                        Quarter Ended
----------------------------------------------------------------------------------------------------------------------------------
                                 March 31                   June 30                September 30               December 31
----------------------------------------------------------------------------------------------------------------------------------
                             2001        2000          2001         2000         2001        2000           2001        2000
----------------------------------------------------------------------------------------------------------------------------------
Premiums and
   Policy Charges       $111,904,154 $105,486,896 $111,976,633 $106,724,888 $114,138,317  $108,670,976 $114,850,251 $108,314,137
Net Investment Income   $ 19,162,723 $17,131,830  $ 20,413,633 $ 17,558,717 $ 22,635,959  $ 19,513,026 $ 22,501,768 $ 18,687,544
Net Income              $ 14,333,676 $16,350,175  $ 17,414,060 $ 20,835,254 $ 18,595,533  $ 13,812,752 $ 19,162,300 $ 15,822,682
 Average Shares
  Outstanding
   Basic                  39,153,707  39,438,331    39,166,321   39,097,428   39,153,245    39,050,892   39,158,644   39,088,470
   Diluted                39,423,413  39,640,043    39,480,690   39,329,185   39,519,073    39,311,077   39,502,089   39,351,000
Net Income Per Share*
   Basic                       $0.37       $0.41         $0.44        $0.53        $0.47         $0.35        $0.49        $0.40
   Diluted                     $0.36       $0.41         $0.44        $0.53        $0.47         $0.35        $0.49        $0.40

*The sum of the quarters may not equal the annual earnings per share due to the rounding effects on a quarterly basis.

Stockholder Information

Executive Offices
2108 East South Boulevard
Montgomery, Alabama  36116-2015
Telephone: (334) 288-3900
FAX: (334) 288-0905 or (334) 613-4709
Website: www.alfains.com

Form 10-K
The Company's Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by writing:
Al Scott, Senior Vice President
Secretary and General Counsel
Alfa Corporation
P.O. Box 11000
Montgomery, Alabama  36191-0001


Common Stock

The common stock of Alfa Corporation is traded on the NASDAQ National Market System under the symbol ALFA. Alfa Corporation has approximately 2,800 stockholders of record. Newspaper listings of NASDAQ stocks list Alfa Corporation as AlfaCp.

Stock Price and Dividend Information
-----------------------------------------------------------
                                                  Dividends
2001                        High        Low       Per Share
-----------------------------------------------------------
First Quarter              $19.88     $18.13        $.13
Second Quarter              24.70      18.81         .145
Third Quarter               24.68      19.94         .145
Fourth Quarter              23.96      20.66         .145

-----------------------------------------------------------
                                                  Dividends
2000                        High        Low       Per Share
-----------------------------------------------------------
First Quarter              $17.75     $14.63         $.12
Second Quarter              18.63      16.13          .13
Third Quarter               19.38      16.75          .13
Fourth Quarter              19.25      16.50          .13

The Company has paid cash dividends annually since 1974 and quarterly since September 1977. There are no restrictions on the Company's present or future ability to pay dividends other than the usual statutory restrictions. There is a present expectation that the dividends will continue to be paid in the future, provided that operations of the Company continue to be profitable.

NASDAQ Registered Market Makers

Fox-Pitt, Kelton, Inc.          Sandler O'Neill & Partners, L.P.
Goldman, Sachs & Co.            Spear, Leeds & Kellogg
Herzog, Heine, Geduld, Inc.     SunTrust Capital Markets, Inc.
Knight Securities L.P.

Stock Transfer Agent            American Stock Transfer and Trust Co.
                                           1-800-937-5449
                                      E-mail: info@amstock.com

Address Stockholder Inquiries To:
American Stock Transfer and Trust Co.
59 Maiden Lane
New York, NY  10038

Send Certificates For Transfer & Address Changes To:
American Stock Transfer and Trust Co.
6201 15th Avenue
Third Floor
Brooklyn, NY  11219

Dividend Reinvestment Plan

Alfa Corporation stockholders can reinvest their dividends in additional shares of stock and also may purchase additional shares with optional cash payments. Alfa Corporation pays all costs and brokerage fees related to the purchases under the plan. For more information contact Investor Relations at the Company's Executive Office address or contact American Stock Transfer and Trust Co., Dividend Reinvestment Department, 6201 15th Avenue, Brooklyn, NY 11219.

                                                         Moody's
Ratings                     A.M.          Standard      Investors
                            Best           & Poor's      Service    Weiss
                          --------------------------------------------------
Financial Strength
  - Property/Casualty     A++ (Superior)      AA                          A
  - Life                  A+  (Superior)      AA                          A-
Commercial Paper                              A-1+           P-1


Independent Accountants
KPMG  LLP
Financial Center
Suite 1200
Birmingham, Alabama  35203


For Financial Information Please Contact:
Steve Rutledge
Senior Vice President, CFO and
Chief Investment Officer

Annual Meeting
The Annual Meeting of Alfa Corporation stockholders will be held at 10:00 a.m., Thursday, April 25, 2002, in the auditorium of the Company's executive offices in Montgomery, Alabama.