Form 10-K, Exhibit 13
period 2002-12-31
ALFA CORP
filed 2003-03-26
CIK 743532

                             SELECTED FINANCIAL DATA

6   ALFA CORPORATION

CONSOLIDATED SUMMARY OF OPERATIONS & RELATED DATA
(Dollars in Thousands Except Per Share Amounts)

YEARS ENDED DECEMBER 31,                               2002           2001           2000           1999
                                                   ---------------------------------------------------------
Premiums - Property and Casualty Insurance         $    428,100   $    396,862   $    376,119   $    356,970
Premiums and policy charges - Life Insurance             63,005         56,007         53,078         48,360
Net investment income                                    88,518         84,714         72,891         67,807
Net realized investment gains                             5,160          6,448          5,268          5,060
Other income                                              2,765          2,265          2,957          4,064
                                                   ---------------------------------------------------------
   Total revenues                                       587,548        546,296        510,313        482,261

Benefits and expenses                                   488,203        448,202        415,567        390,184
                                                   ---------------------------------------------------------
Income before provision for
 income taxes                                            99,345         98,094         94,746         92,077
Provision for income taxes                               27,637         28,132         27,925         27,520
Cumulative effect of changes in accounting
 principles                                                   -           (456)             -              -
                                                   ---------------------------------------------------------
   Net income                                      $     71,708   $     69,506   $     66,821   $     64,557
                                                   =========================================================
Balance sheet data at December 31:
   Invested assets                                 $  1,667,138   $  1,491,161   $  1,355,026   $  1,155,214
   Total assets                                    $  1,884,055   $  1,697,604   $  1,546,303   $  1,335,347
   Future policy benefits, losses and
    claims, unearned premiums                      $    916,616   $   831,102    $    774,222   $    723,031
   Long-term obligations                           $     70,000   $          -   $          -   $          -
   Total liabilities                               $  1,317,957   $  1,188,492   $  1,072,742   $    926,679
   Stockholders' equity                            $    566,098   $    509,112   $    473,561   $    408,668

Per share data/1/:
   Net income - Basic                              $       0.91   $       0.89   $       0.85   $       0.81
   Net income - Diluted                            $       0.90   $       0.88   $       0.85   $       0.80
   Cash dividends paid                             $     0.2975   $     0.2825   $      0.255   $     0.2363
   Annual dividend rate                            $       0.30   $       0.29   $       0.26   $       0.24
   Stockholders' equity                            $       7.14   $       6.50   $       6.05   $       5.16
   Closing sales price at December 31              $      12.01   $      11.22   $       9.19   $       8.16
   Price/earnings ratio                                    13.3x          12.8x          10.8x          10.2x
   Weighted average shares outstanding - Basic           78,804         78,316         78,336         79,962
   Weighted average shares outstanding - Diluted         79,547         78,963         78,814         80,471

Other data:
Life insurance in force                            $ 16,736,418   $ 15,167,308   $ 13,604,433   $ 12,015,536
Number of agents                                            618            613            596            600

/1/ Per share amounts have been restated where appropriate to reflect 2-for-1 stock splits in June 2002 and June 1993.

                             SELECTED FINANCIAL DATA

                                                            ALFA CORPORATION   7

                                                       1998           1997           1996
                                                   ------------------------------------------
Premiums - Property and Casualty Insurance         $    345,740   $    330,306   $    298,939
Premiums and policy charges - Life Insurance             46,099         40,659         38,248
Net investment income                                    62,512         57,529         54,194
Net realized investment gains                             4,397          3,356          2,808
Other income                                              2,238          2,160          2,148
                                                   ------------------------------------------
   Total revenues                                       460,986        434,010        396,336

Benefits and expenses                                   377,721        357,210        350,482
                                                   ------------------------------------------
Income before provision for
 income taxes                                            83,265         76,800         45,854
Provision for income taxes                               26,549         24,006         13,665
Cumulative effect of changes in accounting
 principles                                                   -              -              -
                                                   ------------------------------------------
   Net income                                      $     56,716   $     52,794   $     32,189
                                                   ==========================================
Balance sheet data at December 31:
   Invested assets                                 $  1,084,064   $  1,027,660   $    886,017
   Total assets                                    $  1,246,659   $  1,170,066   $  1,019,330
   Future policy benefits, losses and
    claims, unearned premiums                      $    653,893   $    596,057   $    535,824
   Long-term obligations                           $          -   $          -   $          -
   Total liabilities                               $    823,037   $    787,135   $    696,018
   Stockholders' equity                            $    423,622   $    382,931   $    323,312

Per share data/1/:
   Net income - Basic                              $       0.69   $       0.65   $       0.39
   Net income - Diluted                            $       0.69   $       0.64   $       0.39
   Cash dividends paid                             $     0.2188   $     0.1988   $     0.1938
   Annual dividend rate                            $      0.225   $       0.20   $      0.195
   Stockholders' equity                            $       5.18   $       4.69   $       3.96
   Closing sales price at December 31              $      12.13   $       8.63   $       6.31
   Price/earnings ratio                                    17.6x          13.4x          16.0x
   Weighted average shares outstanding - Basic           81,668         81,574         81,572
   Weighted average shares outstanding - Diluted         82,297         81,862         81,687

Other data:
Life insurance in force                            $ 11,000,049   $ 10,246,400   $  9,463,055
Number of agents                                            575            574            587

                                                        1995           1994           1993           1992
                                                   ---------------------------------------------------------
Premiums - Property and Casualty Insurance         $    272,989   $    214,326   $    189,057   $    173,075
Premiums and policy charges - Life Insurance             35,100         32,805         30,856         29,365
Net investment income                                    50,923         45,554         44,902         39,425
Net realized investment gains                             1,106            572          4,890          4,232
Other income                                              2,645          3,057          2,918          2,340
                                                   ---------------------------------------------------------
   Total revenues                                       362,763        296,313        272,624        248,437

Benefits and expenses                                   331,771        248,481        209,309        194,859
                                                   ---------------------------------------------------------
Income before provision for
 income taxes                                            30,993         47,832         63,315         53,578
Provision for income taxes                                8,675         14,965         20,999         16,660
Cumulative effect of changes in accounting
 principles                                                   -              -          2,645              -
                                                   ---------------------------------------------------------
   Net income                                      $     22,318   $     32,867   $     44,960   $     36,918
                                                   =========================================================
Balance sheet data at December 31:
   Invested assets                                 $    841,123   $    718,074   $    653,819   $    574,718
   Total assets                                    $    965,433   $    847,870   $    766,077   $    665,247
   Future policy benefits, losses and
    claims, unearned premiums                      $    487,659   $    429,930   $    365,148   $    334,454
   Long-term obligations                           $          -   $          -   $          -   $          -
   Total liabilities                               $    656,823   $    592,885   $    505,091   $    440,669
   Stockholders' equity                            $    308,610   $    254,985   $    260,986   $    224,578

Per share data/1/:
   Net income - Basic                              $       0.27   $       0.40   $       0.55   $       0.45
   Net income - Diluted                            $       0.27   $       0.40   $       0.55   $       0.45
   Cash dividends paid                             $     0.1875   $     0.1713   $       0.14   $     0.1213
   Annual dividend rate                            $       0.19   $       0.18   $      0.145   $      0.125
   Stockholders' equity                            $       3.78   $       3.13   $       3.20   $       2.75
   Closing sales price at December 31              $       8.38   $       5.50   $       5.75   $       5.94
   Price/earnings ratio                                    30.6x          13.7x          10.4x          13.1x
   Weighted average shares outstanding - Basic           81,572         81,572         81,572         81,572
   Weighted average shares outstanding - Diluted         81,622         81,621         81,627         81,572

Other data:
Life insurance in force                            $  8,642,907   $  7,867,808   $  7,064,335   $  6,295,626
Number of agents                                            585            562            562            529


                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                                                           ALFA CORPORATION   13

     Management's Discussion and Analysis is intended to update the reader on matters affecting the financial condition and results of operations of Alfa Corporation and its subsidiaries for the three years ended December 31, 2002. As a result, the following discussion should be read in conjunction with the consolidated financial statements and notes that are included in this annual report to stockholders for the year ended December 31, 2002.

RESULTS OF OPERATIONS

     The following table sets forth consolidated summarized income statement information for the years ended December 31, 2002, 2001 and 2000:

                                        YEARS ENDED DECEMBER 31,
                            -------------------------------------------------
                                  2002             2001            2000
                            -------------------------------------------------
                                      (in thousands, except share
                                           and per share data)
REVENUES
Property and casualty
 insurance premiums         $       428,100   $     396,862   $       376,119
Life insurance premiums
 and policy charges                  63,005          56,007            53,078
                            -------------------------------------------------
Total premiums
 and policy charges         $       491,105   $     452,869   $       429,197
                            =================================================
Net investment income       $        88,518   $      84,714   $        72,891
                            =================================================
Total revenues              $       587,548   $     546,296   $       510,313
                            =================================================
NET INCOME
Insurance operations
  Property and casualty
   insurance                $        48,414   $      45,989   $        49,551
  Life insurance                     18,384          19,792            17,977
                            -------------------------------------------------
Total insurance
 operations                 $        66,798   $      65,781   $        67,528
Noninsurance operations               4,635           3,552             1,550
Net realized
 investment gains                     3,354           4,191             3,424
Corporate                            (3,079)         (3,562)           (5,681)
Cumulative effect of
 changes in accounting
 principles                               0            (456)                0
                            -------------------------------------------------
Net income                  $        71,708   $      69,506   $        66,821
                            =================================================
  Net income per share
   Basic                    $          0.91   $        0.89   $          0.85
                            =================================================
   Diluted                  $          0.90   $        0.88   $          0.85
                            =================================================
Weighted average shares
 outstanding
   Basic                         78,804,265      78,316,112        78,336,204
                            =================================================
   Diluted                       79,546,788      78,963,282        78,814,304
                            =================================================

     Total premiums and policy charges increased $38.2 million, or 8.4% in 2002 and $23.7 million, or 5.5% in 2001. Property and casualty premiums grew $31.2 million, or 7.9% in 2002 and $20.7 million, or 5.5% in 2001. The growth was a result of increased production and the positive impact of homeowner rate increases which took effect in the fourth quarter of 2001. Life insurance premiums and policy charges increased $7.0 million, or 12.5% in 2002, and $2.9 million, or 5.5% in 2001. Excluding group premiums, the growth rates in life insurance premiums and policy charges were 11.4% and 5.6% in 2002 and 2001, respectively, and are due to production of new business. Net investment income grew 4.5% in 2002 and 16.2% in 2001 due to an increase in invested assets resulting from positive cash flows partilly offset by lower market yields in the investment portfolio. A lower overall portfolio yield partially offset growth in both the loan and lease portfolios in 2002. A higher overall portfolio yield coupled with growth in the loan and lease portfolios led to the stronger increase in 2001.

     Operating income for the property and casualty subsidiaries increased by approximately $2.4 million due to an increase in premium revenues. The property and casualty underwriting margin declined slightly from 7.9% in 2001 to 7.8% in 2002. Excluding the 1.8% impact of catastrophic losses, the overall loss ratio would have been 61.1%, an increase over the comparable ratio of 59.8% in 2001. A decline in the expense ratio offset this increase in policyholder losses.

     Life insurance operating income decreased $1.4 million, or 7.1% in 2002 due to increases in expenses related to additional legal reserves of $2.9 million. While investment income increased by only 1.4 %, the mortality ratio declined favorably from 107% in 2001 to 92% in 2002.

     Noninsurance operating income increased 30.5% and 129.2% in 2002 and 2001, respectively, due to higher earnings in the consumer financing and commercial leasing subsidiary. While the construction and real estate subsidiaries had increases in operating income in 2002 of $62,000 and $42,000, respectively, the benefits subsidiary's investment earnings declined by $81,000. Corporate expenses fell by $483,000 and $2.1 million in 2002 and 2001, respectively, as declining interest rates lowered the costs associated with the Company's short-term borrowings.

     Net income improved 2.4% on a per diluted share basis in 2002 compared to 2001 and increased 3.8% on a similar basis in 2001 compared to 2000.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

14   ALFA CORPORATION

PROPERTY AND CASUALTY INSURANCE OPERATIONS

     The following table sets forth the components of property and casualty insurance earned premiums, net underwriting income, GAAP basis loss, expense and combined ratios, underwriting margin, net investment income and operating income for the years ended December 31, 2002, 2001 and 2000:

                                      YEARS ENDED DECEMBER 31,
                            -------------------------------------------------
                                 2002             2001             2000
                            -------------------------------------------------
                                              (in thousands)
Earned premiums
 Personal lines             $       412,014   $     379,933   $       359,862
 Commercial lines                    13,332          14,062            13,589
 Pools, associations
  and fees                            4,596           4,363             4,012
 Reinsurance ceded                   (1,842)         (1,496)           (1,344)
                            -------------------------------------------------
   Total                    $       428,100   $     396,862   $       376,119
                            =================================================
Net underwriting
 income                     $        33,407   $      31,368   $        38,046
                            =================================================
Loss ratio                             62.9%           61.7%             61.2%
LAE ratio                               4.3%            3.6%              4.7%
Expense ratio                          25.0%           26.8%             24.0%
                            -------------------------------------------------
GAAP basis combined ratio              92.2%           92.1%             89.9%
                            =================================================
Underwriting margin                     7.8%            7.9%             10.1%
                            =================================================
Net investment income       $        30,434   $      31,278   $        29,645
                            =================================================
Operating income before
 tax                        $        64,232   $      62,362   $        68,050
                            =================================================
Operating income,
 net of tax                 $        48,414   $      45,989   $        49,551
                            =================================================

2002 COMPARED TO 2001

     Earned premiums increased $31.2 million, or 7.9% in 2002, due to sales production of new business, the positive impact of homeowner rate increases, and a favorable lapse ratio, the percentage of nonrenewing policies, of 3.86%. A rate increase in the fourth quarter of 2001 led to an increase in the proportion of earned premiums attributable to homeowner business as it grew from 20.4% in 2001 to 21.0% in 2002. As the largest line of business within the Company, automobile accounted for 64.4% of property and casualty earned premiums in 2002, a slight decline from 64.6% in 2001.

     Operating income increased by approximately $2.4 million despite $7.5 million in pre-tax catastrophic storm losses in 2002. Over $7.4 million in similar losses were incurred in 2001. The underwriting margin of 7.8% in 2002 was the result of a 62.9% loss ratio (61.1% excluding storm losses), a 4.3% loss adjustment expense ratio (LAE) and a 25.0% expense ratio compared to a loss ratio of 61.7%, an LAE ratio of 3.6% and an expense ratio of 26.8% in 2001. Underwriting margin, a non - GAAP financial measure, represents the percentage of each premium dollar earned which remains after losses, loss adjustment expenses and other operating expenses. The non-storm loss ratio increase was due primarily to a higher loss ratio in the automobile line of business.

     The Alfa Group had approximately $41.7 million in gross catastrophe losses during 2002 due to the impact of tornadoes and other severe weather occurring in the second, third and fourth quarters. The effect of claims from these events impacted underwriting results by $7.5 million pre-tax, or $0.06 per share, based upon the intercompany pooling arrangement and Alfa group-wide reinsurance protection.

     The increase in the LAE ratio of 0.7% of premium is primarily attributable to reserve adjustments made in 2001 following an analysis of the impact new mandatory insurance laws in Alabama had on expenses. The results in 2002 reflect a more normalized trend of costs associated with settling claims. Another factor in the relatively stable underwriting margin was a decrease in the expense ratio from 2001 levels despite additional expenses related to the Company's implementation of new financial reporting systems.

     Invested assets grew 10.6% in 2002 while investment income decreased 2.7% due to a decline in distributions from partnerships. At December 31, 2002, the Company's property and casualty subsidiaries' Adjusted Capital calculated in accordance with NAIC Risk-Based Capital (RBC) guidelines was $291.3 million compared to the Authorized Control Level (Required) RBC of $19.7 million. These measures serve as a benchmark for the regulation of an organization's solvency by state insurance regulators.

2001 COMPARED TO 2000

     Property and casualty premiums increased $20.7 million, or 5.5% in 2001, due to an increase in sales production of new business and due to the inclusion of Alfa Specialty Insurance Corporation (Specialty) in the Company's pooling agreement effective January 1, 2001. Without the premiums generated by Specialty, the growth rate would have been 3.9%.

     The property and casualty subsidiaries' core underwriting results continued to be favorable in comparison to other insurance carriers due in part to a continued strong automobile loss ratio of 61.8%. As the largest line of business within the Company, automobile comprised 64.6% of property and casualty written premiums in 2001. The overall loss ratio increased to 61.7% in 2001 from 61.2% in 2000. During 2001, the Alfa Group had approximately $38.7 million in gross catastrophe losses from tornadoes and other severe weather in the first and fourth quarters. The Company's earnings were negatively impacted by $7.4 million pre-tax, or $0.06 per share, as a result of this storm activity.

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

     While operating income declined by $3.6 million, net investment income increased $1.6 million or 5.5% due to continued positive cash flow

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                                                           ALFA CORPORATION   15

from the profitable underwriting results. Invested assets grew 5.4% during 2001. At December 31, 2001, the Company's property and casualty subsidiaries' Adjusted Capital calculated in accordance with NAIC Risk-Based Capital (RBC) guidelines was $269.8 million compared to the Authorized Control Level (Required) RBC of $20.8 million.

LIFE INSURANCE OPERATIONS

     The following table sets forth life insurance premiums and policy charges, by type of policy, net investment income, benefits and expenses and life insurance operating income for the years ended December 31, 2002, 2001 and 2000:

                                         YEARS ENDED DECEMBER 31,
                               --------------------------------------------
                                   2002            2001           2000
                               --------------------------------------------
                                              (in thousands)
Premiums and policy charges
 Universal life
  policy charges               $     17,680   $      16,279   $      15,014
 Universal life
  policy charges - COLI               3,168           2,677           2,488
 Interest sensitive life
  policy charges                     10,697          10,105          10,509
 Traditional life
  insurance premiums                 30,748          26,682          24,743
 Group life
  insurance premiums                    712             264             324
                               --------------------------------------------
 Total                         $     63,005   $      56,007   $      53,078
                               ============================================
Net investment income          $     47,290   $      46,623   $      41,958
                               ============================================
Benefits and expenses          $     75,524   $      66,929   $      62,966
                               ============================================
Operating income before tax    $     26,210   $      27,653   $      24,841
                               ============================================
Operating income, net of tax   $     18,384   $      19,792   $      17,977
                               ============================================

2002 COMPARED TO 2001

     The Company's life insurance premiums and policy charges increased $7.0 million, or 12.5% in 2002. Universal life policy charges and traditional premiums increased by $1.9 million and $4.1 million, respectively. The increase in traditional premiums was due to continued increases in term product production. In addition, interest sensitive life policy charges grew by $592,000 or 5.9%. New business premium increased 4.2% while persistency declined slightly from 93.1% to 92.9%.

     Life insurance operating income, net of tax, decreased approximately $1.4 million, or 7.1% in 2002. Death claims increased $252,000, or 1.3% in 2002, and mortality declined from 107% in 2001 to 92% in 2002. Mortality, a non - GAAP financial measure, represents the percentage of actuarially expected claims paid. Therefore, in 2002, the Company experienced favorable financial results due to the lower than anticipated mortality ratio. Investment income increased 1.4% while invested assets grew by 8.2% due to positive cash flows. General expenses increased by approximately $3.4 million or 35.0 % primarily due to accruals established for pending litigation of $2.9 million. Amortization of deferred acquisition costs grew by 6.4%, a rate slightly higher than growth in new business as costs associated with prior production were amortized over the estimated policy lives.

[GRAPHIC APPEARS HERE]

In addition to property and casualty coverages, Alfa also offers customers a full line of life and loan products well suited for any need.

     At December 31, 2002, the life subsidiary's Adjusted Capital calculation in accordance with NAIC Risk-Based Capital (RBC) guidelines was $135.1 million compared to the Authorized Control Level (Required) RBC amount of $10.3 million.

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

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

16   ALFA CORPORATION

NONINSURANCE OPERATIONS

2002 COMPARED TO 2001

     Noninsurance earnings increased $1.1 million or 30.5% in 2002 due primarily to improved operating results in the consumer finance and commercial leasing subsidiary. More favorable interest rate spreads and gains on disposals of previously leased assets contributed to an increase in net income of approximately $1,060,000 from the finance subsidiary. The loan portfolio increased 16.6% to $95.4 million in 2002 while the yield at the end of the year had decreased 85 basis points. The commercial lease portfolio increased by 29.8% to $93.4 million in 2002.

     Operating income from the construction subsidiary increased by approximately $62,000 in 2002 due to higher levels of commercial construction activity during the first half of the year. Income from the Company's subsidiary covering certain employee benefits decreased by approximately $81,000 while earnings from the real estate subsidiary increased by over $42,000.

2001 COMPARED TO 2000

     Earnings from noninsurance operations increased approximately $2.0 million, or 129.2% in 2001. Growth of both the loan and lease portfolios combined with favorable interest rate spreads led to an increase in income of approximately $1.8 million, or 208.2%, in the consumer finance and commercial leasing subsidiary. The loan portfolio grew by 28.6% to $81.8 million as a change made in 1999 in the compensation structure for loan production continued to positively impact growth. The yield on the portfolio at December 31 decreased 121 basis points in 2001. The commercial lease portfolio increased by 96.0% to $71.9 million in 2001. This growth was due to higher levels of production and the purchase in November 2001 of the lease portfolio from the Manufacturing and Machine Tool Finance Division of Textron Financial Corporation of approximately $21.5 million. Noninsurance earnings in 2001 were also increased by $407,000 from investment earnings in Alfa Benefits Corporation, a subsidiary formed in 1999 that consolidated the benefit services of the Alfa Group. The increases in noninsurance operating income were offset partially by a $199,000 decline in the construction subsidiary related to declines in both residential and commercial construction sales. A slight decline in operating income of $4,000 was realized in the real estate subsidiary following reduced commercial sales activity.

CORPORATE

2002 COMPARED TO 2001

     In 2002, corporate expenses decreased approximately $483,000, or 13.6% due primarily to lower interest expense related to the Company's commercial paper borrowings. Favorable trends in short-term interest rates allowed the Company's interest expense to decline significantly from levels experienced in 2001. While corporate debt increased from $52.1 million at the end of 2001 to $63.9 million on December 31, 2002, the average rate decreased from 2.1% to 1.4%. Partially offsetting the decline in interest expense was the impact of an increase in corporate legal expenses in 2002. During 2001, corporate legal reserves were reduced by approximated $300,000, producing an unfavorable comparison between the two years. Other general corporate operating expenses remained relatively stable.

2001 COMPARED TO 2000

     Corporate expense declined $2.1 million, or 37.3% in 2001 primarily due to lower interest expenses as rates declined throughout the year. In addition, general corporate legal accruals were reduced by $340,000 in 2002. While corporate debt increased slightly from $51.2 million at the end of 2000 to $52.1 million on December 31, 2001, the average rate decreased from 6.6% to 2.1%. As in 2000, other general corporate operating expenses remained relatively stable in 2001.

INVESTMENTS

     The Company has historically produced positive cash flow from operations which has resulted in increasing amounts of funds available for investment and, consequently, higher investment income. Investment income is also affected by investment yields. Information about cash flows, invested assets and yields are presented below for the years ended December 31, 2002, 2001 and 2000:

                                         YEARS ENDED DECEMBER 31,
                               --------------------------------------------
                                   2002           2001            2000
                               --------------------------------------------
(Decrease) increase in
 cash flow from operations         3.8%          (13.6%)           7.2%
Increase in invested assets       11.8%           10.0%           17.3%
Investment yield                   6.5%            7.0%            6.8%
Increase in net investment
 income                            4.5%           16.2%            7.5%

     The increase in cash flow from operations in 2002 was due primarily to an improvement in operating income in the Company's property and casualty subsidiaries which had underwriting income of $33.4 million in 2002, $31.4 million in 2001 and $38.0 million in 2000. Results in both 2002 and 2001 reflected higher loss ratios due to storms. Improved underwriting results in the Company's life subsidiary produced an increase in cash flow from operations in 2000. In addition, the COLI plan in the life insurance subsidiary provided approximately $15 million in additional cash flow in 2002, $15 million in 2001 and $14 million in 2000. As a result of overall positive cash flows, invested assets based on amortized cost, which excludes the impact of Statement of Financial Accounting Standard (SFAS) No. 115, grew 11.4% in 2002, 11.7% in 2001 and 12.5% in 2000 and net investment income increased 4.5% in 2002, 16.2% in 2001 and 7.5% in 2000. The overall yield, calculated using amortized cost, decreased slightly in 2002 and 2000. Conversely, the yield increased slightly in 2001. The decrease in the yield in 2002 is partially due to prepayments within the Company's mortgage-backed portfolio. Higher yielding mortgages were paid off and reinvested at lower yields. In addition, corporate and municipal bonds that were called or matured were reinvested at lower yields. Furthermore, additional cash generated by operations in 2002 was invested at a lower rate than during

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                                                           ALFA CORPORATION   17

2001 due to the continuing decline in interest rates. The Company had realized investment gains of approximately $5.2 million in 2002, $6.4 million in 2001 and $5.3 million in 2000. These gains are from sales of equity securities, gains in the Company's put option and covered call option writing program and gains from sales of fixed maturities available for sale.

     The composition of the Company's investment portfolio is as follows at December 31, 2002 and 2001:

                                                      DECEMBER 31,
                                              ----------------------------
                                                  2002           2001
                                              ----------------------------
Fixed maturities
 Taxables
  Mortgage-backed (CMOs)                             27.0%           22.9%
  Corporate bonds                                    24.0            27.6
                                              ----------------------------
   Total taxable                                     51.0            50.5
 Tax exempts                                         16.8            14.0
                                              ----------------------------
   Total fixed maturities                            67.8            64.5
                                              ----------------------------
Equity securities                                     3.9             5.0
Real estate                                            .2              .2
Policy loans                                          3.2             3.3
Collateral loans                                      6.3             5.9
Commercial leases                                     5.6             4.8
Other long-term investments                           6.9             6.2
Short-term investments                                6.1            10.1
                                              ----------------------------
                                                    100.0%          100.0%
                                              ============================

     The majority of the Company's investment portfolio consists of fixed maturities which are diverse as to both industry and geographic concentration. In 2002, the overall mix of investments remained relatively stable with the exceptions of a shift from short-term investments to fixed maturities and the continued growth in the Company's loan and lease portfolios.

     The rating of the Company's portfolio of fixed maturities using the Standard & Poor's rating categories is as follows at December 31, 2002 and 2001:

                                                        DECEMBER 31,
                                              ----------------------------
                                                   2002           2001
                                              ----------------------------
AAA to A-                                              88.9%          88.8%
BBB+ to BBB-                                           10.8           10.8
BB+ and below (below investment grade)                   .3             .4
                                              ----------------------------
                                                      100.0%         100.0%
                                              ============================

     At December 31, 2002, approximately 0.02% of securities in the fixed maturity portfolio were not rated by an outside rating service. The Company considers bonds with a quality rating of BB+ and below to be below investment grade or high yield bonds (also called junk bonds).

     At December 31, 2002, approximately 39.8% of fixed maturities were mortgage-backed securities. Such securities are comprised of Collateral Mortgage Obligations (CMO's) and pass through securities. Based on reviews of the Company's portfolio of mortgage-backed securities, the impact of prepayment risk on the Company's financial position is not believed to be significant. These risks are discussed in more detail below in the Market Risk Disclosures section. At December 31, 2002, the Company's total portfolio of fixed maturities had gross unrealized gains of $69.0 million and gross unrealized losses of $3.8 million. All securities are priced by nationally recognized pricing services or by broker/dealers securities firms. During 2002, the Company sold approximately $108.2 million in fixed maturities available for sale. These sales resulted in gross realized gains of $4,866,178 and gross realized losses of $6,343,657. During 2001, the Company sold approximately $70.1 million in fixed maturities available for sale. These sales resulted in gross realized gains of $1,849,306 and gross realized losses of $7,712,034.

     The Company monitors its level of investments in high yield fixed maturities and its level of equity investments in companies that issue high yield debt securities. Management believes the level of such investments is not significant to the Company's financial condition. At December 31, 2002, the Company had unrealized losses in such investments of approximately $98,000 compared to unrealized gains of approximately $9.3 million at December 31, 2001. The Company recognized a net loss of $3,435,349 and $574,961 on disposals of high yield debt securities in 2002 and 2001, respectively.

     It is the Company's policy to write down securities whose declines in value have been deemed to be other than temporary. The amount written down represents the difference between the cost or amortized cost and the fair value at the time of determining the security was impaired. Quarterly reviews are conducted by the Company to ascertain which securities, if any, have become impaired in value. Specific exposures to technology, airline and biotechnology securities have given rise to recent declines in value. Investments in securities entail general market risk as well as company specific risk. The year of 2002 represented the third consecutive year of declining equity markets. In 2002, the Company wrote down four bond issues totaling $1,169,570 and eleven equity securities totaling $3,653,050 whose declines in value were deemed to be other than temporary. Similarly, in 2001, the Company wrote down four bond issues totaling $1,371,340 and five equity securities totaling $2,765,268 whose declines in value were deemed to be other than temporary. There were no nonperforming bonds included in the portfolio at either December 31, 2002 or December 31, 2001.

     Of the Company's approximately $3.8 million in gross unrealized losses on fixed maturities available for sale, approximately $3.4 million or 89.6 % are related to corporate securities, $329,000 or 8.6% to mortgage-backed securities and $70,000 or 1.8% to obligations of states and political subdivisions. At December 31, 2002, gross unrealized losses of $6.2 million existed on equity securities directly owned by the Company. Of this amount, the greatest concentrations of gross unrealized losses were in the technology, financial and consumer discretionary sectors where the Company had losses of approximately $2,045,000, $913,000 and $808,000, respectively. In assessing each security, the Company analyzes the industry and earnings trends of the underlying issuer, the length of time the security has continuously been in a loss position, and the magnitude of the loss in comparison to its cost. Generally, the Company writes down securities that have been continuously in a loss position of at least 20% for six consecutive months. Due to the subjectivity of the write down process, there are risks and uncertainties that could impact the Company's future earnings and financial position. If recoveries in the price of securities fail to materialize, the Company's earnings and financial position will be negatively impacted. The Company's investment philosophy is one that generally

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

18   ALFA CORPORATION

looks for long-range growth based on the Company's willingness and ability to hold investments for extended periods of time.

     Of the $4.0 million in equity securities experiencing a decline in value of at least 20% at December 31, 2002, 8.1% had been in a continuous loss position for between 9 and 12 months, 49.1% for 6 to 9 months, 30.4% for 3 to 6 months and 12.4% for less than 3 months. No fixed maturity has experienced a reduction in value of at least 20% at the end of the year. The Company's general practice is to re-evaluate any security written down on a periodic basis in order to determine whether additional impairment has occurred.

     At December 31, 2002, the Company held non-investment grade fixed maturities with a cost of $3,421,762 and a fair value of $3,513,026. While these securities represent 0.3% of both the cost and fair value of the Company's fixed maturity portfolio, none of these investments were in an unrealized loss position. Additionally, at December 31, 2002, the Company owned equity securities that have issued "junk" bonds with a cost of $10,322,071 and a fair value of $10,132,835. These securities had gross unrealized gains of $2,115,864 and gross unrealized losses of $2,305,100 at the end of the year. These unrealized losses comprised 15.5% of the total fair value of and 39.0% of the total gross unrealized losses from equity securities for the Company at December 31, 2002.

     The table below shows a breakdown of the unrealized losses on fixed maturities based on the maturity date of each.

                                  Gross
                                Unrealized
                                   Loss
                               ------------
Less than 3 years              $    189,727
Between 3 and 10 years              143,636
Between 10 and 20 years             605,739
Over 20 years                     2,897,548
                               ------------
                               $  3,836,650
                               ============

     Of the fixed maturities experiencing declines in value at December 31, 2002, only two were in loss positions of over $500,000. The larger of these corporate securities, comprising approximately $1,962,000 of the unrealized loss, was sold in January 2003 at a gain of approximately $522,000. The other security had an unrealized loss of approximately $718,000 at the end of 2002, a carrying value of approximately $4,444,000 and a maturity date in 2027.

     Of the equity securities with unrealized losses at December 31, 2002, only two were in loss positions of over $500,000. The larger of these, a member of the information technology sector, represented 12.6%, or approximately $788,000, of the Company's gross unrealized losses on equity securities and had a fair value of $1,467,200. The other security, a member of the financial sector, comprised 8.9%, or approximately $554,000, of the decline in value on equity securities and had a fair value of $1,397,200.

     The Company's investment in collateral loans and commercial leases consists primarily of consumer loans and commercial leases originated by the finance subsidiary. These loans and leases are collateralized by automobiles, equipment and other property. At December 31, 2002, the delinquency ratio on the loan portfolio was 1.67%, or $1.6 million and the delinquency ratio on the lease portfolio was 5.62%, or $6.1 million. Loans charged off in 2002 totaled $394,250 or 0.4% of the average outstanding loan portfolio while leases charged off in 2002 were $703,194 or 0.8% of the average outstanding lease portfolio. At December 31, 2002, the Company maintained an allowance for loan losses of $1,074,460 or approximately 1.1% of the outstanding loan balance. In addition, at December 31, 2002, the Company maintained an allowance for lease losses of $2,125,035 or approximately 2.2% of the outstanding lease balance. Other significant long-term investments include assets leased under operating leases, partnership investments, monthly billing paper and certain other investments.

     During the third quarter of 2002, the Company's finance subsidiary, Alfa Financial Corporation, invested $13.5 million in MidCountry Financial, a financial services holding company with one wholly-owned subsidiary, Heights Finance Corp. Heights Finance Corp. was acquired by MidCountry Financial on August 30, 2002 and is a consumer finance company doing business in five Midwestern states. Alfa Financial's investment gave it a 42 percent ownership in the newly formed entity. As a result of this significant ownership percentage, Alfa Financial will account for earnings from MidCountry Financial using the equity method of accounting. Pretax operating income of approximately $128,000 positively impacted the fourth quarter of 2002.

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

     The Company's fixed income portfolio is invested predominantly in high quality corporate, mortgage-backed, government and municipal bonds. The fixed income portfolio has an average effective duration of 3.84 years and an average quality rating of AA. The changes in the fair value of the fixed maturity portfolio are presented as a component of stockholders' equity in accumulated other comprehensive income, net of taxes.

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

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                                                           ALFA CORPORATION   19

total investment returns may result in variability in the level of unrealized investment gains and losses from one period to the next. The changes in the estimated fair value of the equity portfolio are presented as a component of stockholders' equity in accumulated other comprehensive income, net of taxes.

     At December 31, 2002, the Company's equity portfolio was concentrated in terms of the number of issuers and industries. At December 31, 2002, the Company's top ten equity holdings represented $18.3 million or 31.8% of the equity portfolio. Investments in the financial sectors represented 18.8% while industrials, information technology, energy and healthcare holdings represented 14.9%, 14.9%, 14.5% and 14.2%, respectively, of the equity portfolio at December 31, 2002. Such concentration can lead to higher levels of short-term price volatility. Due to its long-term investment focus, the Company is not as concerned with short-term volatility as long as its subsidiaries' ability to write business is not impaired.

     The table below summarizes the Company's equity price risk and shows the effect of a hypothetical 20% increase and a 20% decrease in market prices as of December 31, 2002. The selected hypothetical changes do not indicate what could be the potential best or worst case scenarios.

    Estimated                           Estimated          Hypothetical
  Fair Value of                     Fair Value After    Percentage Increase
Equity Securities   Hypothetical      Hypothetical         (Decrease) in
   at 12/31/02      Price Change    Change in Prices    Stockholders' Equity
----------------------------------------------------------------------------
                           (dollars in thousands)
$          65,287   20% increase    $         78,344            1.5%
                    20% decrease    $         52,229           (1.5%)

INCOME TAXES

     The effective tax rate was 27.8% in 2002, 28.7% in 2001 and 29.5% in 2001. The slight decrease in income tax expense in 2002 when compared to 2001 and the slight increase in income tax expense in 2001 when compared to 2000 are due primarily to the changes in income before provision for income taxes adjusted by the fluctuation in the effective rate due to the relative mix of taxable versus tax-exempt income. The effective rate of each year has also been impacted by tax credits on certain investments.

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

     Net cash provided by operating activities for the last three years approximated $107 million, $103 million, and $119 million, respectively. Such net positive cash flows provide the foundation of the Company's assets/liability management program and are the primary drivers of the Company's liquidity. As previously discussed, the Company also maintains a diversified portfolio of fixed maturity and equity securities which provide a secondary source of liquidity should net cash flows from operating activities prove inadequate to fund current operating needs. Management believes that such an eventuality is unlikely given the Company's product mix (primarily short-duration personal lines property and casualty products), its ability to adjust premium rates (subject to regulatory oversight) to reflect emerging loss and expense trends and its

[GRAPHIC APPEARS HERE]

On January 27, 2003, Alfa Corporation opened the NASDAQ market. Alfa has been listed on the NASDAQ stock market since July 1985. In 2002, Alfa Corporation reached a market capitalization of $1 billion.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

20   ALFA CORPORATION

                         INTEREST RATE RISK VOLATILITY

     The estimated fair value of the Company's investment portfolio at December 31, 2002 was $1.672 billion, 67.6% of which was invested in fixed maturities, 3.9% in equity securities, 6.5% in mortgage and collateral loans, 5.7% in commercial leases, 6.1% in short-term investments and 10.2% in other long-term investments.

     The table below summarizes the Company's interest rate risk and shows the effect of a hypothetical change in interest rates as of December 31, 2002. The selected hypothetical changes do not indicate what would be the potential best or worst case scenarios.

                                                               Estimated            Estimated            Hypothetical
                                         Estimated             Change In          Fair Value After    Percentage Increase
                                        Fair Value at        Interest Rate      Hypothetical Change      (Decrease) in
(Dollars in Thousands)                December 31, 2002    (bp=basis points)     in Interest Rate     Stockholders' Equity
--------------------------------------------------------------------------------------------------------------------------
FIXED MATURITY INVESTMENTS
--------------------------------------------------------------------------------------------------------------------------
U.S. Treasury Securities              $          47,437     200 bp decrease     $            51,683           0.3%
 and obligations of U.S.                                    100 bp decrease                  49,510           0.2
 government corporations                                    100 bp increase                  45,094          (0.2)
 and agencies                                               200 bp increase                  42,656          (0.4)
--------------------------------------------------------------------------------------------------------------------------
Tax-exempt obligations of states,     $         280,616     200 bp decrease     $           323,241           4.8%
 municipalities and political                               100 bp decrease                 301,970           2.4
 subdivisions                                               100 bp increase                 259,990          (2.3)
                                                            200 bp increase                 240,936          (4.5)
--------------------------------------------------------------------------------------------------------------------------
Mortgaged-backed securities           $         450,236     200 bp decrease     $           464,485           1.0%
                                                            100 bp decrease                 457,192           0.5
                                                            100 bp increase                 443,438          (0.5)
                                                            200 bp increase                 436,941          (1.0)
--------------------------------------------------------------------------------------------------------------------------
Corporate, taxable municipal          $         351,975     200 bp decrease     $           395,106           3.2%
 and other debt securities                                  100 bp decrease                 373,157           1.6
                                                            100 bp increase                 332,678          (1.4)
                                                            200 bp increase                 314,710          (2.7)
--------------------------------------------------------------------------------------------------------------------------
TOTAL FIXED MATURITIES                $       1,130,264     200 bp decrease     $         1,234,515           7.7%
                                                            100 bp decrease               1,181,829           3.8
                                                            100 bp increase               1,081,200          (3.6)
                                                            200 bp increase               1,035,243          (7.0)
--------------------------------------------------------------------------------------------------------------------------
MORTGAGE AND COLLATERAL LOANS         $         108,710     200 bp decrease     $           112,150            *
                                                            100 bp decrease                 110,389            *
                                                            100 bp increase                 107,068            *
                                                            200 bp increase                 105,500            *
--------------------------------------------------------------------------------------------------------------------------
SHORT-TERM INVESTMENTS                $         101,698     200 bp decrease     $           110,800            *
                                                            100 bp decrease                 106,141            *
                                                            100 bp increase                  96,674            *
                                                            200 bp increase                  91,447            *
--------------------------------------------------------------------------------------------------------------------------
LIABILITIES
--------------------------------------------------------------------------------------------------------------------------
1.40% to 1.65% Commercial Paper       $         133,423     200 bp decrease     $           145,365            *
                                                            100 bp decrease                 139,253            *
                                                            100 bp increase                 126,832            *
                                                            200 bp increase                 119,975            *
--------------------------------------------------------------------------------------------------------------------------
Short-Term Notes Payable              $          42,489     200 bp decrease     $            46,292            *
                                                            100 bp decrease                  44,345            *
                                                            100 bp increase                  40,390            *
                                                            200 bp increase                  38,206            *
--------------------------------------------------------------------------------------------------------------------------

* Changes in estimated fair value have no impact on stockholders' equity

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

ALFA CORPORATION   21

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

     The Company's contractual obligations at December 31, 2002 are summarized below:

                                                                 PAYMENTS DUE BY PERIOD
                                      -----------------------------------------------------------------------------
                                                         LESS
                                                        THAN 1          1 - 3            4 - 5           AFTER 5
                                          TOTAL          YEAR           YEARS            YEARS            YEARS
-------------------------------------------------------------------------------------------------------------------
Operating Leases                     $      97,836   $      33,831   $      48,719   $      15,286   $           -
Capital Lease Obligations                        -              -                -               -               -
Unconditional Purchase Obligations               -              -                -               -               -
Notes Payable to Affiliates             42,488,787      42,488,787               -               -               -
Long-Term Debt                          70,000,000               -               -               -      70,000,000
Other Long-Term Obligations                      -               -               -               -               -
-------------------------------------------------------------------------------------------------------------------
Total Commercial Commitments         $ 112,586,623   $  42,522,618   $      48,719   $      15,286   $  70,000,000
===================================================================================================================

     The Company maintains a variety of funding agreements in the form of lines of credit with affiliated entities. The chart below depicts, at December 31, 2002, the cash outlay by the Company representing the potential full repayment of lines of credit it has outstanding with others. Also included with the amounts shown as "lines of credit" are the potential amounts the Company would have to supply to other affiliated entities if they made full use of their existing lines of credit during 2003 with the Company's finance subsidiary, Alfa Financial Corporation. Other commercial commitments of the Company shown below include commercial paper outstanding, scheduled fundings of partnerships, funding of a policy administration system project of the life subsidiary and loans sold to members of the Alfa Mutual Group through which recourse against the finance subsidiary is available if repayment by the customer fails to occur.

                                                AMOUNT OF COMMITMENT EXPIRATION PER PERIOD
                                      -----------------------------------------------------------------------------
                                          TOTAL           LESS
                                         AMOUNTS         THAN 1         1 - 3             4 - 5         AFTER 5
                                        COMMITTED         YEAR          YEARS             YEARS          YEARS
-------------------------------------------------------------------------------------------------------------------
Lines of Credit                      $  28,815,000   $           -   $   8,815,000   $  20,000,000   $           -
Standby Letters of Credit                        -               -               -               -               -
Guarantees                               5,200,000               -       5,200,000               -               -
Standby Repurchase Obligations                   -               -               -               -               -
Other Commercial Commitments           198,654,922     180,132,876      16,559,744       1,834,553         127,749
-------------------------------------------------------------------------------------------------------------------
Total Commercial Commitments         $ 232,669,922   $ 180,132,876   $  30,574,744   $  21,834,553   $     127,749
===================================================================================================================

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

22   ALFA CORPORATION

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

     Total borrowings increased $43.4 million in 2002 to $245.9 million. The majority of the short-term debt is commercial paper issued by the Company. At December 31, 2002, the Company had approximately $133.6 million in commercial paper at rates ranging from 1.40% to 1.65% with maturities ranging from January 9, 2003 to February 21, 2003. The Company intends to continue to use the commercial paper program as a major source to fund the consumer loan portfolio, commercial lease portfolio and other corporate short-term needs. Backup lines of credit are in place up to $220 million. The backup lines agreements contain usual and customary covenants requiring the Company to meet certain operating levels. The Company has maintained full compliance with all such covenants. The Company has A-1+ and P-1 commercial paper ratings from Standard & Poor's and Moody's Investors Service, respectively. The commercial paper is guaranteed by two affiliates, Alfa Mutual Insurance Company and Alfa Mutual Fire Insurance Company. In addition, the Company had $42.5 million in short-term debt outstanding to affiliates at December 31, 2002 with interest equal to commercial paper rates payable monthly.

     Included in total borrowings is a variable rate note issued by the Company during the second quarter of 2002 in the amount of $70 million. This note is payable in its entirety at the end of fifteen years with interest payments due monthly. The Company is using the proceeds of this note to partially fund the consumer loan and commercial lease portfolios of its finance subsidiary. The Company has entered into an interest rate swap contract in order to achieve its objective of economically hedging 100 percent of its variable-rate long-term interest payments over the first five years of the note. Under the interest rate swap, the Company receives variable interest payments and makes fixed interest rate payments, thereby fixing the rate on such debt at 4.945%.

     On October 25, 1993, the Company established a Stock Option Plan, pursuant to which a maximum aggregate of 4,000,000 shares of common stock have been reserved for grant of options to key personnel. On April 26, 2001, the plan was amended to increase the maximum aggregate number of shares available for grant to 6,400,000 shares. Under the plan, options ratably become exercisable annually over three years and may not be exercised after ten years from the date of award. At December 31, 2002, there had been 1,605,630 options exercised, 1,971,848 options were exercisable and 286,332 had been cancelled leaving 2,003,532 options available for grant under the plan.

     In October 1989, the Company's Board of Directors approved a stock repurchase program authorizing the repurchase of up to 4,000,000 shares of its outstanding common stock in the open market or in negotiated transactions in such quantities and at such times and prices as management may decide. The Board increased the number of shares authorized for repurchase by 4,000,000 in both March 1999 and September 2001, bringing the total number of shares authorized for repurchase to 12,000,000. During 2002, the Company repurchased 402,497 shares at a cost of $4,932,330. At December 31, 2002, the Company had repurchased 6,848,597 shares at a cost of $46,585,057. The Company has reissued 1,605,630 treasury shares as a result of option exercises and sold 754,288 shares through funding its dividend reinvestment plan.

     All share information presented in this section has been adjusted to reflect the impact of the two-for-one stock split effected in the form of a 100% stock dividend which was paid on June 17, 2002.

     Due to the sensitivity of the products offered by the life subsidiary to interest rates fluctuations, the Company must assess the risk of surrenders exceeding expectations factored into its pricing program. Internal actuaries are used to determine the need for modifying the Company's policies on surrender charges and assessing the Company's competitiveness with regard to rates offered. Cash surrenders paid to policyholders on a statutory basis totaled $14.4 million in 2002 and $15.1 million in 2001. This level of surrenders is within the Company's pricing expectations. Historical persistency rates indicate a normal pattern of surrender activity in 2002, 2001 and 2000. The structure of the surrender charges is such that persistency is encouraged. The majority of the policies in force have surrender charges which grade downward over a 12 to 15 year period. In addition, the majority of the in-force business is interest sensitive type policies which generally have lower rates of surrender. At December 31, 2002, the total amount of cash that would be required to fund all amounts subject to surrender was approximately $497.7 million.

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

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                                                           ALFA CORPORATION   23

from reinsurer insolvencies. At December 31, 2002, the Company does not believe there to be a significant concentration of credit risk related to its reinsurance program.

     Lawsuits brought by policyholders or third-party claimants can create volatility in the Company's earnings. The Company maintains in-house legal staff and, as needed, secures the services of external legal firms to present and protect its position. Certain legal proceedings are in process at December 31, 2002. These proceedings involve alleged breaches of contract, torts, including bad faith and fraud claims, and miscellaneous other causes of action. These lawsuits involve claims for mental anguish and punitive damages. Costs for these and similar proceedings, including accruals for outstanding cases, are included in the financial statements of the Company. Management periodically reviews reserves established to cover potential costs of litigation including legal fees and potential damage assessments and adjusts them based on their best estimates. It should be noted that in Alabama, where the Company has substantial business, the likelihood of a judgment in any given suit, including a large mental anguish and/or punitive damage award by a jury, bearing little or no relation to actual damages, continues to exist, creating the potential for unpredictable material adverse financial results.

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

CRITICAL ACCOUNTING POLICIES

     The Company's "Summary of Significant Accounting Policies" is presented in
Note 1 of the Notes to the Consolidated Financial Statements. As the Company operates in the property and casualty and life insurance industries, its accounting policies are well defined with industry-specific accounting literature governing the recognition of insurance-related revenues and expenses.

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make significant estimates and assumptions based on information available at the time the financial statements are prepared. In addition, management must ascertain the appropriateness and timing of any changes in these estimates and assumptions. Certain accounting estimates are particularly sensitive because of their significance to the Company's financial statements and because of the possibility that subsequent events and available information may differ markedly from management's judgments at the time financial statements are prepared. For the Company, the areas most subject to significant management judgments include reserves for property and casualty losses and loss adjustment expenses, reserves for future policy benefits, deferred policy acquisition costs, valuation of investments, and reserves for pending litigation. The application of these critical accounting estimates impacts the values at which 72% of the Company's assets and 59% of the Company's liabilities are reported and therefore have a direct effect on net earnings and stockholders' equity.

     Management has discussed the Company's critical accounting policies and estimates, together with any changes therein, with the Audit Committee of the Company's Board of Directors. The Company's Audit Committee has also reviewed the disclosures contained herein.

RESERVES FOR PROPERTY CASUALTY LOSSES AND LOSS ADJUSTMENT EXPENSES

     The estimated liabilities for losses and loss adjustment expenses include the accumulation of estimates of losses for claims reported prior to the balance sheet dates, estimates of losses for claims incurred but not reported and the development of case reserves to ultimate values, and estimates of expenses for investigating, adjusting and settling all incurred claims. Amounts reported are estimates of the ultimate costs of settlement, net of estimated salvage and subrogation. The estimates are necessarily subject to the outcome of future events, such as changes in medical and repair costs as well as economic, political and social conditions that impact the settlement of claims. In addition, time can be a critical part of reserving determinations since the longer the span between the incidence of a loss and the payment or settlement of the claim, the more variable the ultimate settlement amount can be. Accordingly, short-tail claims, such as property damage claims, tend to be more reasonably predictable than long-tail liability claims. Due to the Company's current mix of exposures, the majority of claims are settled within twelve months of the date of loss. The amount of loss reserves for reported claims is based primarily upon a case-by-case evaluation of the risk involved, knowledge of the circumstances surrounding each claim and the insurance policy provisions related to the type of loss. The amounts of loss reserves for unreported claims and loss adjustment expenses are determined using historical information by line of business as adjusted to current conditions. Inflation is implicitly provided for in the reserving function through analysis of costs, trends and reviews of historical reserving results. Organized by accident year and evaluation dates, historical data on paid losses, loss adjustment expenses, case reserves, earned premium, catastrophe losses and carried reserves is provided to the Company's actuaries and actuaries employed by the Company's independent auditors. The Company's actuaries apply standard actuarial techniques to estimate a range of reasonable reserves. The carried reserve is then compared to these estimates to determine whether it is reasonable and whether any adjustments need to be recorded. The Company's appointed actuary conducts his own analysis that serves as the basis for the property and casualty subsidiaries' Annual Statement Actuarial Opinions as required by insurance industry regulations. Reserve estimates are closely monitored and are rolled forward quarterly using the most recent information on reported claims. Each quarter, after the rolled forward analysis has been

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

24   ALFA CORPORATION

completed, a meeting is held to discuss the actuarial data. Management evaluates reserve level estimates across various segments and adjustments are made as deemed necessary. It is expected that such estimates will be more or less than the amounts ultimately paid when the claims are settled. Changes in these estimates are reflected in current operating results. Given the inherent variability in the estimates, management believes the aggregate reserves are within a reasonable and acceptable range of adequacy.

RESERVES FOR POLICYHOLDER BENEFITS

     Benefit reserves for traditional life products are determined according to the provisions of Statement of Financial Accounting Standard (SFAS) No. 60, "Accounting and Reporting by Insurance Enterprises." The methodology used requires that the present value of future benefits to be paid to or on behalf of policyholders less the present value of future net premiums (that portion of the gross premium required to provide for all future benefits and expenses) be determined. Such determination uses assumptions, including provision for adverse deviation, for expected investment yields, mortality, terminations and maintenance expenses applicable at the time the insurance contracts are issued.

     Benefit reserves for universal life products are determined according to the provisions of SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." This standard directs that, for policies with an explicit account balance, the benefit reserve is the account balance without reduction for any applicable surrender charge. Benefit reserves for the Company's annuity products, like those for universal life products, are determined using the requirements of SFAS No. 97. Deferred annuity reserves are slightly strengthened by a Commissioners Annuity Reserve Valuation Method adjustment.

     In accordance with the provisions of SFAS No. 60 and the AICPA Audit and Accounting Guide, credit insurance reserves are held as unearned premium reserves calculated using the "rule of 78" method. Reserves for supplementary contracts with life contingencies are determined using the 1971 Individual Annuity Mortality Table and an interest rate of 7.5%. Likewise, reserves for accidental death benefits are determined predominately by using the 1959 Accidental Death Benefit Mortality Table and an interest rate of 3%. Reserves for disability benefits, both active and disabled lives, are calculated primarily from the 1952 Disability Study and a rate of 2.5%. A small portion of the Company's disabled life reserves are calculated based on the 1970 Intercompany Group Disability Study and a rate of 3%.

     Reserves for all other benefits are computed in accordance with presently accepted actuarial standards. Management believes that reserve amounts reflected in the Company's balance sheet related to life products:
     . are consistently applied and fairly stated in accordance with sound actuarial principles;
     . are based on actuarial assumptions which are in accordance with contract provisions;
     . make a good and sufficient provision for all unmatured obligations of theCompany guaranteed under the terms of its contracts;
     . are computed on the basis of assumptions consistent with those used in computing the corresponding items of the preceding year end; and
     . include provision for all actuarial reserves and related items which ought to be established.

VALUATION OF INVESTMENTS

     Unrealized investment gains or losses on investments carried at fair value, net of applicable income taxes, are reflected directly in stockholders' equity as a component of accumulated other comprehensive income (loss) and, accordingly, have no effect of net income. Fair values for fixed maturities are based on quoted market prices. The cost of investment securities sold is determined by the specific identification method. The Company monitors its investment portfolio and conducts quarterly reviews of investments that have experienced a decline in fair value below cost to evaluate whether the decline is other than temporary. Such evaluations involve judgment and consider the magnitude and reasons for a decline and the prospects for the fair value to recover in the near term. Declines in market conditions or industry related events, and for which the Company has the intent to hold the investment for a period of time believed to be sufficient to allow a market recovery or to maturity, are considered to be temporary. Future adverse investment market conditions, or poor operating results of underlying investments, could result in an impairment charge in the future. Where a decline in fair value of an investment below its cost is deemed to be other than temporary, a charge is reflected in income for the difference between the cost or amortized cost and the estimated net realizable value. As a result, writedowns of approximately $1,170,000 and $3,653,000 were recorded in 2002 on fixed maturities and equity securities, respectively.

POLICY ACQUISITION COSTS

     Policy acquisition costs, such as commissions, premium taxes and certain other underwriting and marketing expenses that vary with and are directly related to the production of business, are deferred and amortized over the effective period of the related insurance policies. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and loss adjustment expenses, and certain other costs expected to be incurred as the premium is earned. Future changes in estimates, the most significant of which is expected losses and loss adjustment expenses, may require adjustments to deferred policy acquisition costs.

RESERVES FOR LITIGATION

     The Company is subject to proceedings, lawsuits and claims in the normal course of business related to its insurance and noninsurance products. At the time a case becomes known, management evaluates the merits of the claimant and determines the need for establishing estimated reserves for potential settlements or judgments as well as reserves for potential costs of defending the Company against the claim. On a quarterly basis, management assesses all pending cases as a basis for evaluating reserve levels. At that point, any necessary adjustments are made to applicable reserves as determined by management and are included in

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                                                           ALFA CORPORATION   25

current operating results. Management believes adequate reserves have been established in known cases. However, due to the uncertainty of future events, there can be no assurance that actual outcomes will not differ from the assessments made by management.

FINANCIAL ACCOUNTING DEVELOPMENTS

     The Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," in June 1998. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in investment securities and other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative are included in either earnings or other comprehensive income depending on the intended use of the derivative instrument. This standard, as amended by SFAS No. 137, became effective for the Company on January 1, 2001. The standard has not had a significant impact on the Company's financial position or income as it uses its covered call option program as a means of generating income. The Company's $70 million variable rate demand note originated in 2002 has been hedged using an interest rate swap where the Company receives variable interest payments and makes fixed interest payments, thereby fixing the rate on the debt at 4.945%. During 2001, the Company recorded approximately $229,000, net of tax, as the effect upon adoption of this standard.

     The FASB also issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (a replacement of SFAS No. 125)" in September 2000. This standard became effective April 1, 2001. This standard has not had a significant impact on the Company's financial position or income.

The FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," in September 2001. At this time, based on current information available and the fact that the Company has not engaged in material transactions covered by these standards, the Company has not experienced a significant impact on its financial position or income.

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." Subsequently, in August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company has not experienced a anticipate a significant impact on the Company's financial position or income.

     The FASB also issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections," in April 2002. At this time, the Company does not anticipate this standard having significant impact on the Company's financial position or income.

     In August 2002, the FASB also issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The Company does not anticipate this standard having a significant impact on the Company's financial position or income.

     In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions." The Company does not anticipate this standard having a significant impact on the Company's financial position or income.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123." While the Company continues to use the intrinsic value method to account for its stock options, Notes to the Consolidated Financial Statements have been enhanced to comply with the requirements set forth by this statement.

     Also, during 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees." This interpretation clarifies the requirements of SFAS No. 5, "Accounting for Contingencies" relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The Company believes it is in compliance with the provisions as outlined in this interpretation.

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

                           CONSOLIDATED BALANCE SHEETS

26   ALFA CORPORATION

                                                                                               DECEMBER 31,
                                                                                  --------------------------------------
                                                                                         2002                 2001
                                                                                  --------------------------------------
ASSETS
Investments:
  Fixed Maturities held for investment, at amortized cost
  (fair value $320,145 in 2002 and $477,422 in 2001)                              $         294,633    $         441,740
  Fixed Maturities available for sale, at fair value
  (amortized cost $1,064,816,587 in 2002 and $932,488,619 in 2001)                    1,129,943,756          960,415,249
  Equity Securities available for sale, at fair value (cost $63,037,993 in 2002
  and $46,889,245 in 2001)                                                               65,286,596           74,664,030
  Mortgage Loans on Real Estate                                                              38,332              109,556
  Investment Real Estate (net of accumulated depreciation
  of $1,575,711 in 2002 and $1,444,946 in 2001)                                           2,594,545            2,712,165
  Policy Loans                                                                           53,324,458           49,945,528
  Collateral Loans                                                                      105,431,900           88,561,085
  Commercial Leases                                                                      93,945,299           71,933,450
  Goodwill                                                                                3,833,312            3,449,982
  Other Long-term Investments                                                           110,747,700           88,672,802
  Short-term Investments                                                                101,697,650          150,255,275
                                                                                  --------------------------------------
    Total Investments                                                                 1,667,138,181        1,491,160,862
Cash                                                                                      9,761,820           10,224,827
Accrued Investment Income                                                                15,704,004           14,140,097
Accounts Receivable                                                                      12,745,349           19,843,577
Reinsurance Balances Receivable                                                           3,417,121            3,166,591
Due from Affiliates                                                                       2,177,759            2,670,993
Deferred Policy Acquisition Costs                                                       159,716,008          149,820,302
Other Assets                                                                             13,394,434            6,577,215
                                                                                  --------------------------------------
    Total Assets                                                                  $   1,884,054,676    $   1,697,604,464
                                                                                  ======================================
LIABILITIES AND STOCKHOLDERS' EQUITY

Policy Liabilities and Accruals - Property and Casualty Insurance                 $     148,457,015    $     140,438,285
Policy Liabilities and Accruals - Life Insurance Interest-Sensitive Products            461,915,553          412,952,869
Policy Liabilities and Accruals - Life Insurance Other Products                         152,897,184          139,326,639
Unearned Premiums                                                                       153,345,832          138,384,495
Dividends to Policyholders                                                               10,558,507           10,195,930
Premium Deposit and Retirement Deposit Funds                                              6,353,594            5,472,522
Deferred Income Taxes                                                                    40,969,533           41,312,681
Other Liabilities                                                                        81,992,467           81,795,259
Due to Affiliates                                                                        15,555,574           16,146,574
Commercial Paper                                                                        133,422,926          165,415,905
Notes Payable                                                                            70,000,000                   --
Notes Payable to Affiliates                                                              42,488,787           37,051,467
                                                                                  --------------------------------------
    Total Liabilities                                                                 1,317,956,972        1,188,492,626
                                                                                  --------------------------------------
Commitments and Contingencies (Notes 1, 3, 9 and 13)
Stockholders' Equity:
  Preferred Stock, $1 par value
   Shares Authorized: 1,000,000
   Issued: None                                                                                  --                   --
  Common Stock, $1 par value
   Shares Authorized: 110,000,000
   Issued: 83,783,024
   Outstanding: 2002 - 79,278,345; 2001 - 78,359,356                                     83,783,024           41,891,512
  Capital in Excess of Par Value                                                          5,531,384           26,436,168
  Accumulated Other Comprehensive Income                                                 32,832,254           33,996,936
  Retained Earnings                                                                     484,454,615          446,032,558
  Treasury Stock: at Cost (shares, 2002 - 4,504,679; 2001 - 5,423,668)                  (40,503,573)         (39,245,336)
                                                                                  --------------------------------------
    Total Stockholders' Equity                                                          566,097,704          509,111,838
                                                                                  --------------------------------------
    Total Liabilities and Stockholders' Equity                                    $   1,884,054,676    $   1,697,604,464
                                                                                  ======================================

The accompanying notes are an integral part of these financial statements.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                           ALFA CORPORATION   27

                                                                              YEARS ENDED DECEMBER 31,
                                                                   ----------------------------------------------
                                                                        2002            2001             2000
                                                                   ----------------------------------------------
Revenues
 Premiums -Property and Casualty Insurance                         $ 428,099,586   $ 396,862,542    $ 376,118,774
 Premiums - Life Insurance                                            31,460,209      26,946,091       25,067,069
 Policy Charges - Life Insurance                                      31,545,185      29,060,722       28,011,054
 Net Investment Income                                                88,518,734      84,714,083       72,891,117
 Realized Investment Gains                                             5,159,791       6,447,517        5,268,302
 Other Income                                                          2,764,922       2,265,479        2,956,529
                                                                   ----------------------------------------------
    Total Revenues                                                   587,548,427     546,296,434      510,312,845
                                                                   ----------------------------------------------
Benefits and Expenses
 Benefits and Settlement Expenses                                    346,455,505     312,943,875      295,880,555
 Dividends to Policyholders                                            3,662,788       3,414,823        3,457,527
 Amortization of Deferred Policy Acquisition Costs                    79,774,497      74,440,885       65,973,676
 Other Operating Expenses                                             58,310,328      57,402,360       50,255,242
                                                                   ----------------------------------------------
    Total Expenses                                                   488,203,118     448,201,943      415,567,000
                                                                   ----------------------------------------------
Income Before Provision for Income Taxes                              99,345,309      98,094,491       94,745,845
 Provision for Income Taxes                                           27,637,303      28,132,594       27,924,982
                                                                   ----------------------------------------------
 Net Income Before Cumulative Effect of Change
  in Accounting Principle, Net of Income Tax Benefit                  71,708,006      69,961,897       66,820,863
 Cumulative Effect of Change in Accounting Principle,
  Net of Income Tax Benefit of $245,715 in 2001                               --        (456,328)             --
                                                                   ----------------------------------------------
    Net Income                                                     $  71,708,006   $  69,505,569    $  66,820,863
                                                                   ==============================================
Net Income Per Share Before Cumulative Effect of Change
 in Accounting Principle, Net of Tax Benefit

    - Basic                                                        $        0.91   $        0.89    $        0.85
                                                                   ==============================================
    - Diluted                                                      $        0.90   $        0.89    $        0.85
                                                                   ==============================================
Per Share Cumulative Effect of Change in Accounting Principle,
 Net of Tax Benefit
    - Basic                                                                   --              --               --
                                                                   ==============================================
    - Diluted                                                                 --   $       (0.01)              --
                                                                   ==============================================
Net Income Per Share

    - Basic                                                        $        0.91   $        0.89    $        0.85
                                                                   ==============================================
    - Diluted                                                      $        0.90   $        0.88    $        0.85
                                                                   ==============================================
Weighted Average Shares Outstanding - Basic                           78,804,265      78,316,112       78,336,204
                                                                   ==============================================
Weighted Average Shares Outstanding - Diluted                         79,546,788      78,963,282       78,814,304
                                                                   ==============================================

The accompanying notes are an integral part of these financial statements.

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

28   ALFA CORPORATION


                                                                              YEARS ENDED DECEMBER 31,
                                                                   ----------------------------------------------
                                                                        2002            2001             2000
                                                                   ----------------------------------------------
Net Income                                                         $  71,708,006   $  69,505,569    $  66,820,863
Other Comprehensive (Loss) Income, net of tax:
 Change in Fair Value of Securities Available for Sale                 1,026,709       7,256,327)      28,460,733
 Unrealized (Loss) on Interest Rate Swap Contracts                    (5,545,255)             --               --
 Less: Reclassification Adjustment for Realized Investment Gains       3,353,864       4,190,886        3,424,396
                                                                   ----------------------------------------------
  Total Other Comprehensive (Loss) Income                             (1,164,682)    (11,447,213)      25,036,337
                                                                   ----------------------------------------------
    Total Comprehensive Income                                     $  70,543,324   $  58,058,356    $  91,857,200
                                                                   ==============================================

The accompanying notes are an integral part of these financial statements.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                           ALFA CORPORATION   29

                                                                                       Accumulated
                                                                        Capital in        Other
                                                          Common         Excess of    Comprehensive      Retained       Treasury
                                                           Stock         Par Value    Income (Loss)      Earnings         Stock
                                                       -----------------------------------------------------------------------------
Balance, December 31, 1999                             $ 41,891,512    $ 22,820,889    $ 20,407,812   $ 351,923,507  $  (28,376,259)

Comprehensive Income
  Net Income                                                                                             66,820,863
  Other Comprehensive Income, net of tax
   Change in Net Unrealized Investment Gains                                             25,036,337
Dividends to Stockholders
  ($.255 per share)                                                                                     (20,038,691)
Purchase of Treasury Stock
  (1,072,200 shares)                                                                                                     (8,870,081)
Exercise of Stock Options
  (284,666 shares)                                                        1,255,491                                         689,860
                                                       -----------------------------------------------------------------------------
Balance, December 31, 2000                               41,891,512      24,076,380      45,444,149     398,705,679     (36,556,480)

Comprehensive Income

  Net Income                                                                                             69,505,569
  Other Comprehensive Income, net of tax
   Change in Net Unrealized Investment (Losses)                                         (11,447,213)
Dividends to Stockholders
  ($.2825 per share)                                                                                    (22,178,690)
Purchase of Treasury Stock
  (355,900 shares)                                                                                                       (3,575,198)
Exercise of Stock Options
  (418,202 shares)                                                        2,359,788                                         886,342
                                                       -----------------------------------------------------------------------------
Balance, December 31, 2001                               41,891,512      26,436,168      33,996,936     446,032,558     (39,245,336)

Effect of Two-for-One Stock

   Split in June 2002 (Note 10)                          41,891,512     (32,081,184)                     (9,810,328)
Comprehensive Income
   Net Income                                                                                            71,708,006
   Other Comprehensive Income, net of tax
    Change in Net Unrealized Investment (Losses)                                         (1,164,682)
Dividends to Stockholders
  ($.2975 per share)                                                                                    (23,475,621)
Issuance of Shares for Dividend Reinvestment Plan
  (754,288 shares)                                                        7,520,695                                       2,113,804
Purchase of Treasury Stock
  (402,497 shares)                                                                                                       (4,932,330)
Exercise of Stock Options
  (567,198 shares)                                                        3,655,705                                       1,560,289
                                                       -----------------------------------------------------------------------------
Balance, December 31, 2002                             $ 83,783,024    $  5,531,384    $ 32,832,254   $ 484,454,615  $  (40,503,573)
                                                       =============================================================================

                                                           Total
                                                       -------------
Balance, December 31, 1999                             $ 408,667,461

Comprehensive Income
  Net Income                                              66,820,863
  Other Comprehensive Income, net of tax
   Change in Net Unrealized Investment Gains              25,036,337
Dividends to Stockholders
  ($.255 per share)                                      (20,038,691)
Purchase of Treasury Stock
  (1,072,200 shares)                                      (8,870,081)
Exercise of Stock Options
  (284,666 shares)                                         1,945,351
                                                       -------------
Balance, December 31, 2000                                473,561,240

Comprehensive Income

  Net Income                                              69,505,569
  Other Comprehensive Income, net of tax
   Change in Net Unrealized Investment (Losses)          (11,447,213)
Dividends to Stockholders
  ($.2825 per share)                                     (22,178,690)
Purchase of Treasury Stock
  (355,900 shares)                                        (3,575,198)
Exercise of Stock Options
  (418,202 shares)                                         3,246,130
                                                       -------------
Balance, December 31, 2001                               509,111,838

Effect of Two-for-One Stock

   Split in June 2002 (Note 10)                                   --
Comprehensive Income
   Net Income                                             71,708,006
   Other Comprehensive Income, net of tax
    Change in Net Unrealized Investment (Losses)          (1,164,682)
Dividends to Stockholders
  ($.2975 per share)                                     (23,475,621)
Issuance of Shares for Dividend Reinvestment Plan
  (754,288 shares)                                         9,634,499
Purchase of Treasury Stock
  (402,497 shares)                                        (4,932,330)
Exercise of Stock Options
  (567,198 shares)                                         5,215,994
                                                       -------------
Balance, December 31, 2002                             $ 566,097,704
                                                       =============

The accompanying notes are an integral part of these financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

30   ALFA CORPORATION

                                                                                  YEARS ENDED DECEMBER 31,
                                                                      -----------------------------------------------
                                                                           2002             2001             2000
                                                                      -----------------------------------------------
Cash Flows from Operating Activities:
 Net Income                                                           $  71,708,006    $  69,505,569    $  66,820,863
  Adjustments to Reconcile Net Income to Net Cash
   Provided by Operating Activities:
   Policy Acquisition Costs Deferred                                    (94,532,074)     (83,997,475)     (78,595,162)
   Amortization of Deferred Policy Acquisition Costs                     79,774,497       74,440,885       65,973,676
   Depreciation and Amortization                                         (1,177,736)        (999,111)         507,223
   Provision for Deferred Taxes                                          (2,723,079)       5,239,406        4,671,253
   Interest Credited on Policyholders' Funds                             25,567,812       22,898,932       20,506,441
   Net Realized Investment Gains                                         (5,159,791)      (6,447,517)      (5,268,302)
   Other                                                                 (4,552,915)         487,615        3,548,808
   Changes in Operating Assets and Liabilities:
    Accrued Investment Income                                            (1,563,907)        (119,112)      (1,192,891)
    Accounts Receivable                                                   6,934,688       (6,972,348)       7,293,678
    Reinsurance Balances Receivable                                         (86,990)        (231,070)        (782,682)
    Due from Affiliates                                                     (97,766)       3,819,784        2,066,109
    Other Assets                                                         (6,817,219)        (943,281)       1,674,176
    Liability for Policy Reserves                                        22,364,723        2,021,622       10,246,906
    Liability for Unearned Premiums                                      14,961,337       16,695,685        6,886,346
    Amounts Held for Others                                               1,243,649          270,971          (83,863)
    Other Liabilities                                                     1,031,284        7,253,543       18,941,264
                                                                      -----------------------------------------------
   Net Cash Provided by Operating Activities                            106,874,519      102,924,098      119,081,625
                                                                      -----------------------------------------------
Cash Flows from Investing Activities:
 Maturities and Redemptions of Fixed Maturities Held for Investment         135,737          312,114          276,103
 Maturities and Redemptions of Fixed Maturities Available for Sale      175,198,318      121,915,065       53,615,576
 Maturities and Redemptions of Other Investments                          5,540,387       48,048,038       55,446,579
 Sales of Fixed Maturities Available for Sale                           108,160,531       70,123,319       71,438,726
 Sales of Equity Securities                                              62,086,923       90,475,020       63,758,556
 Sales of Other Investments                                               3,215,389       12,997,079       11,688,210
 Purchases of Fixed Maturities Available for Sale                      (411,894,610)    (186,568,928)    (223,841,797)
 Purchases of Equity Securities                                         (73,139,312)     (71,577,492)     (57,862,388)
 Purchases of Other Investments                                         (38,897,057)     (84,022,525)     (82,609,762)
 Net Change in Short-term Investments                                    48,557,626      (94,321,565)      (2,556,787)
 Net Change in Collateral Loans                                         (16,870,815)     (18,538,100)     (11,044,763)
 Net Change in Commercial Leases                                        (22,011,849)     (35,242,095)     (36,691,355)
 Net Change in Receivable/Payable on Securities                           1,120,416       (7,907,709)       7,576,519
                                                                      -----------------------------------------------
   Net Cash Used in Investing Activities                               (158,798,316)    (154,307,779)    (150,806,583)
                                                                      -----------------------------------------------
Cash Flows from Financing Activities:
 Change in Commercial Paper                                             (31,992,979)      47,773,344       27,353,363
 Change in Notes Payable                                                 70,000,000         (103,806)          (1,356)
 Change in Notes Payable to Affiliates                                    5,437,320       11,618,488       12,391,408
 Stockholder Dividends Paid                                             (23,475,621)     (22,178,690)     (20,038,691)
 Purchases of Treasury Stock                                             (4,932,330)      (3,575,198)      (8,870,081)
 Proceeds from Exercise of Stock Options                                 13,177,157        2,541,106        1,637,667
 Deposits of Policyholders' Funds                                        70,069,678       67,089,957       62,641,133
 Withdrawal of Policyholders' Funds                                     (46,822,435)     (46,032,365)     (45,562,727)
                                                                      -----------------------------------------------
   Net Cash Provided by Financing Activities                             51,460,790       57,132,836       29,550,716
                                                                      -----------------------------------------------
   Net Change in Cash                                                      (463,007)       5,749,155       (2,174,242)
Cash - Beginning of Period                                               10,224,827        4,475,672        6,649,914
                                                                      -----------------------------------------------
Cash - End of Period                                                  $   9,761,820    $  10,224,827    $   4,475,672
                                                                      ===============================================
Supplemental Disclosures of Cash Flow Information:
Cash Paid During the Year for:
 Interest                                                             $   5,277,485    $   7,303,126    $   9,096,363
 Income Taxes                                                         $  27,333,374    $  21,639,000    $  21,977,000

The accompanying notes are an integral part of these financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                           ALFA CORPORATION   31

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

NATURE OF OPERATIONS

     Alfa Corporation operates predominantly in the insurance industry. Its insurance subsidiaries write life insurance in Alabama, Georgia and Mississippi and property and casualty insurance in Georgia and Mississippi. The Company's noninsurance subsidiaries are engaged in consumer financing, commercial leasing, real estate investments, residential and commercial construction, real estate sales and benefit services for the Alfa Group. As more fully discussed in Note 2, its property and casualty insurance business is pooled with that of the Alfa Mutual Insurance Companies which write property and casualty business in Alabama. The Company's business is concentrated geographically in Alabama, Georgia and Mississippi. Approximately $431 million of premiums and policy charges representing 88% of such amounts in 2002 were from policies written in Alabama. Accordingly, unusually severe storms or other disasters in this state might have a more significant effect on the Company than on a more geographically diversified insurance company and could have an adverse impact on the Company's financial condition and operating results. Increasing public interest in the availability and affordability of insurance has prompted legislative, regulatory and judicial activity in several states. This includes efforts to contain insurance prices, restrict underwriting practices and risk classifications, mandate rate reductions and refunds, eliminate or reduce exemptions from antitrust laws and generally expand regulation. Because of Alabama's low automobile rates as compared to rates in most other states, the Company does not expect the type of punitive legislation and initiatives found in some states to be a factor in its primary market in the immediate future.

REVENUES, BENEFITS, CLAIMS AND EXPENSES

Traditional Life Insurance Products: Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist principally of whole life insurance policies, term life insurance policies and certain annuities with life contingencies. Premiums are recognized as revenue over the premium-paying period of the policy when due. The liability for future policy benefits is computed using a net level method including assumptions as to investment yields, mortality, withdrawals, and other assumptions based on the Company's experience, modified as necessary, to reflect anticipated trends and to include provisions for possible unfavorable deviations. Policy benefit claims are charged to expense in the period that the claims are incurred.

Universal Life Products: Universal life products include universal life insurance and other interest-sensitive life insurance policies. Universal life revenues, which are considered operating cash flows, consist of policy charges for the cost of insurance, policy administration, and surrender charges that have been assessed against policy account balances during the period. The timing of revenue recognition is determined by the nature of the charge. Cost of insurance and policy administrative charges are assessed on a monthly basis and recognized as revenue when remittance are processed. Percent of premium charges are assessed at the time of payment by the policyholder and recognized as revenue when processed. Surrender charges are recognized as revenue upon surrender of a contract by the policyholder in accordance with contractual terms. Benefit reserves for universal life represent policy account balances before applicable surrender charges. Policy benefits and claims that are charged to expense include interest credited to policy account balances on a monthly basis and death claims reported in the period in excess of related policy account balances.

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

POLICY ACQUISITION COSTS

     Commissions and other costs of acquiring insurance that vary with and are primarily related to the production of new and renewal business have

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

32   ALFA CORPORATION

(Note 1, continued)

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

STOCK-BASED EMPLOYEE COMPENSATION

     At December 31, 2002, the Company has a stock-based employee compensation plan, which is described more fully in Note 15. The Company accounts for this plan using the recognition and measurement principles of the intrinsic value method. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

                                                                               Years Ended December 31,
                                                                   ------------------------------------------------
                                                                        2002            2001              2000
                                                                   ------------------------------------------------
Net income as reported                                             $   71,708,006  $   69,505,569    $   66,820,863
Add: Total stock-based compensation expense included
in reported net income, net of tax effect                                 184,863         149,176           308,880
Less: Total stock-based compensation expense determined
under fair value based method for all awards, net of tax effect        (1,225,629)     (1,002,073)       (1,377,101)
                                                                   ------------------------------------------------
Pro forma net income                                               $   70,667,240  $   68,652,672    $   65,752,642
                                                                   ================================================
Earnings per share, as reported - Basic                            $         0.91  $         0.89    $         0.85
                                                                   ================================================
                                - Diluted                          $         0.90  $         0.88    $         0.85
                                                                   ================================================
Pro forma earnings per share    - Basic                            $         0.90  $         0.88    $         0.84
                                                                   ================================================
                                - Diluted                          $         0.89  $         0.87    $         0.83
                                                                   ================================================

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

     Partnerships accounted for using the equity method are a component of other long-term investments. Investments in partnerships and joint ventures are stated at the underlying audited equity value based on generally accepted accounting principles in the United States of America. The table below summarizes the company's primary partnership interests.

                                      Difference Between        Carrying   Equity in 2002
                       Ownership Carrying Value and Equity        Value    Net Earnings
                      ---------------------------------------------------------------------
Alfa Investors             27%         $    3,833,312        $  25,222,485  $  1,027,625
Alfa Ventures II, LLC      20%                  -            $   1,728,881  $     30,822

     The partnerships above are affiliated with the Company and therefore do not have a readily determinable market and equity on Alfa Investors represents goodwill incurred upon purchase. The amount is carried at cost and is reviewed annually for an equity impairment.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                           ALFA CORPORATION   33

     Equity securities (common and non-redeemable preferred stocks) are carried at fair value, real estate is carried at cost less accumulated depreciation and mortgage loans and policy loans are carried at unpaid principal balances. Long term investments include installment loans, carried at unpaid principal balance, leased assets, carried at cost less accumulated depreciation and partnerships accounted for on the equity method.

     Declines in fair values of fixed maturities and equity securities deemed to be other than temporary are recognized in the determination of net income. Realized gains and losses on sales of investments are recognized in net income using the specific identification method. Depreciation on real estate is calculated using the straight-line method over the estimated useful lives of the assets.

     The Company has a put option and covered call option writing program that is used in certain circumstances to produce additional income from the equity portfolio. Premiums received from options written are carried at fair value as a liability and any gain or loss is recognized as realized gains or losses. Upon settlement of the contract, the liability is removed and realized gains or losses is adjusted for the difference in fair value. The put option contract premium, if exercised, lowers the purchase price of the underlying security. However, until the contract is exercised or expires, the difference is recognized as realized gains or losses. The Company had $97,275 in options outstanding at December 31, 2002.

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

USE OF ESTIMATES IN THE PREPARATION OF THE FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are particularly important in determining the reserves for future policy benefits, losses and loss adjustment expenses and deferred policy acquisition costs. Actual results could differ from those estimates.

EARNINGS PER SHARE

     Basic EPS is computed by dividing net income by the weighted average number of shares outstanding. Diluted EPS is computed similarly except that the shares outstanding is increased to give effect to all potentially dilutive shares that would have been outstanding if such shares had been issued. The weighted average diluted shares outstanding include, on a post-split basis, potentially diluted shares which total 742,523 shares in 2002, 647,170 shares in 2001 and 478,100 shares in 2000, all of which are employee stock options outstanding during each period presented (See Note 15).

SHORT-TERM INVESTMENTS

     Short-term investments with maturities of three months or less are considered to be investments and are not considered to be cash or cash equivalents. The Company's short-term investments are predominately money markets funds and funds held by brokers on a temporary basis. Money market mutual funds seek to maintain a stable net asset value of $1.00 per share. There is no assurance that funds will be able to maintain a stable asset value of $1.00 per share. However, our policy is to invest in money market funds that are rated AAAm and/or Aaa by Standard & Poor's and/or Moody's Investor Service, Inc., respectively, and are rated by the National Association of Insurance Commissioners as Class I. These funds are diversified money market funds investing in Tier 1 commercial paper and bank obligations, U.S. Treasury, U.S. government obligations, certificates of deposits and repurchase agreements.

CASH

     Cash consists of demand deposits at a bank.

OTHER

     Certain reclassifications have been made to 2001 and 2000 amounts in order to conform to 2002 classifications and descriptions.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

34   ALFA CORPORATION

2.  POOLING AGREEMENT

     Effective August 1, 1987, the Company entered into a property and casualty insurance Pooling Agreement (the "Pooling Agreement") with Alfa Mutual Insurance Company (Mutual), and other members of the Mutual Group (See Note 3). On January 1, 2001, Alfa Specialty Insurance Corporation (Specialty), a subsidiary of Mutual, also became a participant in the Pooling Agreement. The Mutual Group is a direct writer primarily of personal lines of property and casualty insurance in Alabama. The Company's subsidiaries similarly are direct writers in Georgia and Mississippi. Both the Mutual Group and the Company write preferred risk automobile, homeowner, farmowner and mobile home insurance, fire and allied lines, standard risk automobile and homeowner insurance, and a limited amount of commercial insurance, including church and businessowner insurance. Specialty is a direct writer primarily of nonstandard risk automobile insurance. Under the terms of the Pooling Agreement, the Company cedes to Mutual all of its property and casualty business. Substantially all of the Mutual Group's direct property and casualty business (together with the property and casualty business ceded by the Company) is included in the pool. Mutual currently retrocedes 65% of the pool to the Company and retains 35% within the Mutual Group. Effective January 1, 2001, Specialty's property and casualty business likewise became included in the pool. On October 1, 1996, the Pooling Agreement was amended in conjunction with the restructuring of the Alfa Insurance Group's catastrophe protection program. Effective November 1, 1996, the allocation of catastrophe costs among the members of the pool was changed to better reflect the economics of catastrophe finance. The amendment limited Alfa Corporation's participation in any single catastrophic event or series of storms to its pool share (65%) of a lower catastrophe pool limit unless the loss exceeded an upper catastrophe pool limit. In cases where the upper catastrophe limit is exceeded on a 100% basis, the Company's share in the loss would be based upon its amount of surplus relative to other members of the group. Lower and upper catastrophe pool limits are adjusted periodically due to increases in insured property risks. The limits and participation levels since inception of the program are summarized below:

                      Lower         Upper          Coinsurance Allocation
                   Catastrophe   Catastrophe           of Catastrophes
                    Pool Limit    Pool Limit           Exceeding Upper
                    (millions)    (millions)       Catastrophe Pool Limit
                   -------------------------------------------------------
November 1, 1996   $      10.0   $     249.0                13%
July 1, 1999              11.0         284.0                13%
January 1, 2001           11.4         284.0                14%
January 1, 2002           11.6         289.0                16%
January 1, 2003           12.1         301.5                18%

     Alfa Group pooled catastrophe losses of approximately $42 million in 2002, $39 million in 2001, and $26 million in 2000. The Company's share of such losses totaled $7.5 million, $7.4 million, and $7.2 million respectively. The Company's participation in the Pooling Agreement may be changed or terminated without the consent or approval of the Company's stockholders. The Pooling Agreement may be terminated by any party thereto upon 90 days notice.

     As a result of the Pooling Agreement, the Company had a payable of $4,097,265 and a receivable of $1,669,623 from the Mutual Group at December 31, 2002 and December 31, 2001, respectively, for transactions originating in December and settled the following month. Approximately 80.1%, 81.2% and 82.8% of the Company's property and casualty premium income and 69.8%, 71.1% and 72.6% of its total premium income were derived from the Company's participation in the Pooling Agreement in 2002, 2001 and 2000, respectively.

3.  RELATED PARTY TRANSACTIONS

     Mutual owns 42.2%, Alfa Mutual Fire (Fire) owns 11.1% and Alfa Mutual General (General) owns 0.6% of the Company's common stock. The Board of Directors of the Company consists of eleven members, six of whom serve as Directors of Mutual, Fire and General (collectively, the Mutual Group) and two of whom at December 31, 2002 were executive officers of the Company. One of the Company's directors and most of the Company's executive officers, including the Company's President, also hold the same positions with Mutual, Fire, General and Specialty. The Company paid stockholder dividends to the Mutual Group totaling $12,383,878 in 2002, $11,571,038 in 2001 and $10,285,178 in 2000.

     The Mutual Group and the Company's insurance subsidiaries are considered an insurance company holding system with Mutual being the controlling party under the Alabama Insurance Holding Company Systems Regulatory Act and their activities and transactions are subject to reporting, examination and regulation thereunder.

     Under a Management and Operating Agreement, Mutual provides substantially all facilities, management and other operational services to the Company and its subsidiaries and to other companies associated with Mutual. Most of the personnel providing management services to the Company are full-time employees of, and are directly compensated by, Mutual. The Company's business is substantially integrated with that of Mutual, Fire and General. Mutual periodically conducts time usage and other special expense allocation studies. Mutual charges the Company for both its allocated and direct salaries, employee benefits and other expenses, including those for the use of office facilities. The amounts paid by the Company to Mutual under the Management and Operating Agreement were approximately $46.1 million in 2002, $41.6 million in 2001 and $36.9 million in 2000. In Alabama, the Company's insurance agents are employees of Mutual. The Company reimburses Mutual for the full amount of all its agents' commissions paid by Mutual for the sale of the Company's insurance products.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                          ALFA CORPORATION    35

     On February 1, 1997, Mutual began covering its employees with a Corporate Owned Life Insurance (COLI) plan utilizing Life's universal life product. Premiums paid to Life totaled approximately $17.8 million in 2002, $16.7 million in 2001 and $15.8 million in 2000. Policy charges recorded from such premiums totaled approximately $3.2 million in 2002, $2.7 million in 2001 and $2.5 million in 2000. Policy reserves and insurance in force on the COLI plan at December 31, 2002 were approximately $88.9 million and $588.0 million, respectively. Certain of Mutual's employees and those of the affiliated Alabama Farmers Federation not covered by the COLI plan are covered by group life insurance provided by Life. During 2002, certain retired employees of Virginia Mutual Insurance Company, an affiliate of Mutual, began being covered by group life insurance provided by Life. Group life insurance premiums paid to Life totaled $711,791 in 2002, $264,416 in 2001 and $324,140 in 2000. Insurance in
force under this plan at December 31, 2002 was approximately $45.8 million. Reserves for group life insurance represent the excess present value of future guaranteed benefits over future premiums plus any unearned premium. Since this one-year term contract renews on January 1 of each year at the discretion of each party, there is no future excess present value of future guaranteed benefits over future premiums at December 31. Since all of the certificates have a renewal date of January 1, the premium for each certificate is fully earned on the following December 31 and no unearned premium liability is present. This reserving method has been used since the Company's inception and is reviewed annually by independent actuaries. The only change in resulting reserves in recent years occurred when the plan year was adjusted to coincide with the calendar year.

     Certain of the Company's subsidiaries purchase property insurance and general liability insurance protection from Mutual and Fire. The annual premium paid for such policies totaled approximately $51,000 in 2002, $195,000 in 2001 and $183,000 in 2000.

     During 1999, the Company formed a new subsidiary, Alfa Benefits Corporation
(ABC), in an effort to improve the controls over employee benefits and related payments, to simplify and consolidate the accounting and recordkeeping function, and to improve operating efficiencies. As a result, the accrued benefit liabilities held by the various Alfa property and casualty entities and their related assets were transferred to ABC. The amounts of such transfers in 2002 and 2001 totaled approximately $800,000 and $300,000, respectively.

     The Company's consumer finance and leasing subsidiary (Financial) leases equipment, automobiles, furniture and other property to the Mutual Group. The Mutual Group paid $1,352,110 in 2002, $1,490,136 in 2001 and $1,547,218 in 2000
under these leases. The Mutual Group invests in automobile and other installment loans issued and serviced by Financial. The amount invested by the Mutual Group in such loans was $34,488,787 and $28,851,466 at December 31, 2002 and 2001,
respectively. Interest paid by Financial to the Mutual Group was $483,785 in 2002, $894,209 in 2001 and $544,163 in 2000. The Mutual Group's sponsoring organization, the Alabama Farmers Federation (Federation), and Alfa Services, Inc. (Services), a Federation subsidiary, invest in short-term lines of credit with the Company and Financial. The balance outstanding on these lines of credit included in notes payable to affiliates was $8,000,000 and $8,200,000 at December 31, 2002 and 2001, respectively. Interest paid by the Company and Financial to the Federation and its subsidiary was $148,796 in 2002, $370,660 in 2001 and $540,354 in 2000.

     The Mutual Group is a partner in a real estate partnership, which in 2000 established a revolving line of credit with Financial of $4.0 million at a rate of interest equal to the prime lending rate less 1.0%. During 2002, this line of credit was increased to $5.0 million. At December 31, 2002 and December 31, 2001, the amount loaned to the partnership under the line of credit was $4,185,000 and $3,285,000, respectively. Interest paid in 2002 by the Mutual Group from such loan was $138,822 and the amount paid in 2001 was $111,581. The Company's real estate construction subsidiary (Builders) purchased 12 residential lots in 2002 at fair value for $559,200 from this partnership and has agreed to purchase an additional 16 lots in 2003 at fair value of $745,600. The Company's real estate sales subsidiary (Realty) received commissions of $5,800 for the sale of lots in 2002 from this partnership.

     Mutual, through its real estate subsidiary, Southern Boulevard Corporation (Southern), has also invested in a retirement facility partnership and a commercial real estate partnership. In 2002, Realty received $5,900 in commissions for leasing units in the retirement complex and $14,861 in commissions for commercial lot sales from these partnerships. Additionally, Southern paid $2,042 in rent to Realty in 2002.

     Southern has a partnership interest in Marshall Creek, Ltd., a real estate development. Financial established capital leases with this entity during 2002 and received payments of $68,574 under these leases.

     The Company's property and casualty subsidiaries agreed to guarantee payment on debt owed by two real estate partnerships affiliated with Mutual in 2002. Both guarantees expire in 2005 and, in the unlikely circumstance of a guarantee call, could negatively impact the Company by up to $200,000 and $5,000,000, respectively.

     During 2002, the Mutual Group purchased $1 million of debt securities of MidCountry Financial, an investment in which Financial owns 42% of the outstanding common stock.

     In 1997, Mutual established a revolving line of credit with Financial of $20 million at a rate of interest equal to the one month London Interbank Offered Rate (LIBOR) plus .75%. No balance was unpaid at either December 31, 2002 or 2001. While no interest was paid to Financial in 2002, interest of $211,706 and $360 was paid in 2001 and 2000, respectively. During 2001, Mutual established a line of credit with Financial to fund progress deposits related to a future equipment purchase. Upon delivery, in September 2002, the progress payments and the remaining purchase commitment were rolled into an operating lease. The line of credit had a rate of LIBOR plus .75%. At December 31, 2001, the amount loaned to Mutual under the line of credit was $650,000. Interest paid to Financial was $17,769 in 2002 and $15,002 in 2001.

     Builders contracts with the Mutual Group for the construction of certain commercial facilities. The Mutual Group paid $4,423,915 in 2002, $772,809 in 2001 and $4,721,358 in 2000 to Builders under such contracts. In addition, Builders had receivables from the Mutual Group of $38,246 and $916,946 for construction projects at December 31, 2002 and 2001, respectively. Realty receives commissions for sales and leasing of certain of the

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

36   ALFA CORPORATION

(Note 3, continued)

     Mutual Group's commercial facilities. The Mutual Group paid $58,340 in 2002, $45,512 in 2001 and $33,964 in 2000 for such services. During 2002, Realty received commissions of $11,520 from Services for the sale of commercial property.

     The Company periodically has investment transactions with the Mutual Group. In 2002, the Company sold one security to the Mutual Group at fair value for a loss of $1,938,031. In addition, during 2001, the Company sold four securities to the Mutual Group at fair value for a loss of $2,264,270. No such transactions occurred in 2000. The Company is also a partner in Alfa Investors Partnership with the Mutual Group. The amount invested in the partnership was $25.2 million and $22.0 million at December 31, 2002 and 2001, respectively. The Company had committed to fund up to $5.7 million additional investment in the partnership at December 31, 2002. The Company received distributions from the partnership in 2002 of $7,211,970. In 2000, the Company became a member in Alfa Ventures II, L.L.C. with the Mutual Group. The amount invested in the limited liability company was approximately $1.7 million and $2.1 million at December 31, 2002 and 2001, respectively. During 2002, the Company received distributions from this partnership of $446,000.

     The Company's life subsidiary is the general partner in two investment partnerships with a Charitable Remainder Unit Trust created by Mutual. The amount invested in the partnerships was $811,387 and $807,405 at December 31, 2002 and 2001, respectively.

     The Company's commercial paper is guaranteed by Mutual and Fire. Fees of $50,000 and $25,000 were paid by the Company to Mutual and Fire, respectively, for their guarantees in 2002.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                          ALFA CORPORATION   37

4. INVESTMENTS

Net investment income by source is summarized as follows:

                                                       2002             2001            2000
                                                  -----------------------------------------------
Fixed maturities:
  Held for investment                             $      31,273    $      52,411    $      78,528
  Available for sale                                 73,042,767       71,547,155       65,180,046
                                                  -----------------------------------------------
    Total fixed maturities                           73,074,040       71,599,566       65,258,574
Equity securities                                     1,529,435        1,987,423        2,056,843
Mortgage loans on real estate                             6,123            1,489           27,461
Investment real estate                                  328,395          368,104          362,800
Policy loans                                          3,614,421        3,643,981        3,348,512
Collateral loans                                      7,255,063        6,322,020        5,309,885
Commercial leases                                     5,120,699        3,362,529        4,274,478
Other long-term investments                           8,909,590       10,440,059        5,970,489
Short-term investments                                2,055,820        2,483,401        2,570,315
                                                  -----------------------------------------------
Total investment income                             101,893,586      100,208,572       89,179,357
Investment expenses, including interest expense     (13,374,852)     (15,494,489)     (16,288,240)
                                                  -----------------------------------------------
Net investment income                             $  88,518,734    $  84,714,083    $  72,891,117
                                                  ===============================================

Net realized investment gains (losses) are summarized as follows:

                                                      2002             2001             2000
                                                  -----------------------------------------------
Fixed maturities:
  Held for investment                             $     (12,226)   $        (281)   $        (236)
  Available for sale                                   (877,825)      (7,910,845)      (8,546,120)
                                                  -----------------------------------------------
    Total fixed maturities                             (890,051)      (7,911,126)      (8,546,356)
Equity securities                                     4,095,345       10,301,376        6,530,733
Other investments                                     1,954,497        4,057,267        7,283,925
                                                  -----------------------------------------------
Net realized investment gains                     $   5,159,791    $   6,447,517    $   5,268,302
                                                  ===============================================

Changes in net unrealized investment gains and losses on fixed maturities and equity securities, including options, are as follows:

                                                                Increase (Decrease)
                                                  -----------------------------------------------
                                                       2002            2001             2000
                                                  -----------------------------------------------
Fixed maturities:
  Held for investment                             $     (10,170)   $      (2,827)   $     (10,227)
                                                  ===============================================
  Available for sale, net of tax                  $  42,727,824    $   9,860,181    $  25,415,336
                                                  ===============================================
Equity securities, net of tax                     $ (16,586,086)   $ (21,307,394)   $    (378,999)
                                                  ===============================================

     Unrealized investment gains and losses are based on fair values which were determined using nationally recognized pricing services, broker/dealers securities firms and market makers.

     At December 31, 2002 and 2001, gross unrealized gains for equity securities amounted to $9,935,424 and $30,165,844, respectively, while gross unrealized losses amounted to $7,685,822 and $2,390,846, respectively, and applicable deferred income taxes aggregated $803,743 and $9,743,053, respectively.

     The Company's fixed maturity portfolio is predominantly comprised of investment grade securities. At December 31, 2002 approximately $3.4 million in fixed maturities (0.3% of the total fixed maturity portfolio) are considered below investment grade. The Company considers bonds with a quality rating of BB+ and below, based on Standard & Poor's rating scale, to be below investment grade.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

38   ALFA CORPORATION

(Note 4, continued)

The amortized cost and estimated fair value of investments in fixed maturity securities are as follows:

                                                                           DECEMBER 31, 2002
                                                  ------------------------------------------------------------------
                                                                         GROSS          GROSS           ESTIMATED
                                                    AMORTIZED         UNREALIZED     UNREALIZED           FAIR
                                                       COST              GAINS         LOSSES             VALUE
                                                  ------------------------------------------------------------------
HELD FOR INVESTMENT:
Mortgage-backed securities                        $      294,633   $       25,512   $            -    $      320,145
                                                  ==================================================================

AVAILABLE FOR SALE:
U.S. Treasury securities and obligations
 of U.S. Government corporations and agencies     $   41,441,221   $    5,996,057   $            -    $   47,437,278
Obligations of states and political subdivisions     317,035,265       23,079,734          (69,625)      340,045,374
Corporate securities                                 270,720,639       24,777,330       (3,437,713)      292,060,256
Mortgage-backed securities                           435,439,462       14,805,698         (329,312)      449,915,848
Other debt securities                                    180,000          305,000                -           485,000
                                                  ------------------------------------------------------------------
  Totals                                          $1,064,816,587   $   68,963,819   $   (3,836,650)   $1,129,943,756
                                                  ==================================================================

                                                                          DECEMBER 31, 2002
                                                  ------------------------------------------------------------------
                                                                       GROSS            GROSS            ESTIMATED
                                                    AMORTIZED        UNREALIZED       UNREALIZED           FAIR
                                                       COST            GAINS            LOSSES             VALUE
                                                  ------------------------------------------------------------------
HELD FOR INVESTMENT:
Mortgage-backed securities                        $      441,740   $       35,682   $            -    $      477,422
                                                  ==============   ==============   ==============    ==============
AVAILABLE FOR SALE:
U.S. Treasury securities and obligations
 of U.S. Government corporations and agencies     $   34,386,948   $    4,025,010   $            -    $   38,411,958
Obligations of states and political subdivisions     252,614,802        8,325,916       (1,186,350)      259,754,368
Corporate securities                                 312,986,198       12,957,076       (7,824,060)      318,119,214
Mortgage-backed securities                           332,020,671       12,458,152       (1,696,614)      342,782,209
Other debt securities                                    480,000          867,500                -         1,347,500
                                                  --------------   --------------   --------------    --------------
  Totals                                          $  932,488,619   $   38,633,654   $  (10,707,024)   $  960,415,249
                                                  ==============   ==============   ==============    ==============

     The amortized cost and estimated fair value of fixed maturities available for sale at December 31, 2002 by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                DECEMBER 31, 2002
                                         -------------------------------
                                                            ESTIMATED
                                            AMORTIZED         FAIR
                                              COST            VALUE
                                         -------------------------------
AVAILABLE FOR SALE:
Due in one year or less                  $   27,073,605   $   27,661,765
Due after one year through five years       101,729,683      110,925,098
Due after five years through ten years      141,954,279      158,918,268
Due after ten years                         358,619,558      382,522,777
                                            629,377,125      680,027,908
Mortgage-backed securities                  435,439,462      449,915,848
                                         -------------------------------
                                         $1,064,816,587   $1,129,943,756
                                         ===============================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                          ALFA CORPORATION    39

     Proceeds from sales of fixed maturities available for sale were $108,160,531 in 2002, $70,123,319 in 2001 and $7,438,726 in 2000. Gross gains of
$4,866,178 in 2002, $1,849,306 in 2001 and $258,461 in 2000 and gross losses of
$6,343,657 in 2002, $7,712,034 in 2001 and $2,068,969 in 2000 were realized on those sales. In addition, the Company recorded a loss of approximately $3,435,000 in 2002, $1,371,000 in 2001 and $4,258,000 in 2000 for fixed maturities available for sale whose valuation was deemed to be an other than temporary decline. Proceeds from sales of equity securities were $72,498,502 in 2002, $76,111,628 in 2001 and $83,900,170 in 2000. Gross gains of $15,761,437 in
2002, $22,378,473 in 2001 and $13,701,302 in 2000 and gross losses of $8,013,042 in 2002, $9,311,829 in 2001 and $5,457,350 in 2000 were realized on those sales.
The Company also recorded a loss of approximately $3,653,000 in 2002, $2,765,000 in 2001 and $1,713,000 in 2000 for equity securities whose valuation was deemed to be an other than temporary decline. At December 31, 2002, the Company's mortgage-backed securities were comprised of CMO's and pass through securities. The valuation of such securities is subject to significant fluctuations due to changes in interest rates. The Company has a history of positive cash flow and has the ability to hold such investments to maturity. Management performs periodic assessments of the portfolio to monitor interest rate fluctuations.

     As of December 31, 2002 and 2001, the Company's mortgage loan portfolio totaled approximately $38,000 and $110,000, respectively, and the collateral loan portfolio totaled $105.4 million and $88.6 million, respectively. These portfolios consisted of mortgage and consumer loans in the Company's primary market area of Alabama, Georgia and Mississippi. Management evaluates the creditworthiness of customers on a case-by-case basis and obtains collateral as deemed necessary based on this evaluation. At December 31, 2002, the Company had charged off loans totaling $394,250 and had an allowance of $1,074,460.

     The Company has estimated the fair value of the collateral loan portfolio to be approximately $108.7 million and $92.6 million at December 31, 2002 and 2001, respectively. The estimated fair value was determined by discounting the estimated future cash flows from the loan portfolio at 3.83% for 2002 and 6.55% for 2001, the current interest rates offered for similar loans, and after allowing for estimated loan losses. At December 31, 2002, the Company had charged off leases totaling $703,194 and had an allowance for losses of $2,125,035 on the lease portfolio. The estimated fair value of the lease portfolio was determined by discounting the estimated future cash flows from the lease portfolio at 8.0% for 2002 and 8.5% for 2001, the current interest rate offered for similar leases, and after allowing for estimated lease losses. The Company had no impaired loans and $2,487,550 in impaired leases subject to individual valuation at December 31, 2002. The Company's policy loans earn interest predominately at 8% but do range from 5.0% to 8.0% at December 31, 2002. Because the policy loans have no stated maturity and are often repaid by reductions to benefits and surrenders, it is not practicable to determine the fair value of the policy loan portfolio. Assets leased to affiliated companies are expected to be held until the lease terminates and, therefore, fair value is assumed to equal net cost.

     Investments in partnerships and joint ventures are stated at the underlying audited equity value based on accounting principles generally accepted in the United States of America. Income is recognized based on reported earnings by the partnerships and joint ventures. Short-term investments which are comprised almost exclusively of money market funds and holdings by brokers on a temporary basis are not discounted due to their liquidity and short-term nature. Therefore, the Company considers the fair value of its short-term investments to be equal to cost.

     At December 31, 2002, the Company had $2,415,098 in investments on deposit with regulatory agencies in order to meet statutory requirements.

5.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     Information about specific valuation techniques and related fair value detail is provided in Note 1 - Summary of Significant Accounting Policies, Note 4 - Investments and Note 8 - Notes Payable and Commercial Paper. The cost and estimated fair value of the financial instruments as of December 31 are summarized as follows:

                                                                     December 31,
                                           -----------------------------------------------------------------
                                                        2002                               2001
                                           -----------------------------------------------------------------
                                                               Estimated                        Estimated
                                                Cost          Fair Value          Cost          Fair Value
                                           -----------------------------------------------------------------
Investments:
  Fixed maturities held for investment     $      294,633   $      320,145   $      441,740   $      477,422
  Fixed maturities available for sale      $1,064,816,587   $1,129,943,756   $  932,488,619   $  960,415,249
  Equity securities                        $   63,037,993   $   65,286,596   $   46,889,245   $   74,644,030
  Short-term investments                   $  101,697,650   $  101,697,650   $  150,255,275   $  150,255,275
  Mortgage and Collateral loans            $  105,470,232   $  108,709,716   $   88,670,641   $   92,667,646
  Commercial leases                        $   93,945,299   $   95,213,692   $   71,933,450   $   73,408,282
  Other long-term investments              $  118,629,626   $  114,581,012   $   90,310,018   $   92,122,784
Liabilities:
  Commercial paper                         $  133,422,925   $  133,422,925   $  165,415,905   $  165,415,905
  Notes payable                            $  112,488,787   $  112,488,787   $   37,051,467   $   37,051,467

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

40   ALFA CORPORATION

6. POLICIES LIABILITIES AND ACCRUALS

     The composition of the liability for future policy benefits and life and health claim reserves and the more significant assumptions used in its calculation are as follows:

                                            LIABILITY                                           BASIS OF ASSUMPTION
                                   ----------------------------                  -------------------------------------------------
                     INSURANCE             DECEMBER 31,           YEARS          INTEREST         MORTALITY              WITH-
                                   ----------------------------
                     IN FORCE          2002            2001      OF ISSUE        RATE             AND MORBIDITY          DRAWALS
                  -----------------------------------------------------------------------------------------------------------------
Ordinary          $ 8,864,964,365  $148,807,086    $134,063,958  1955            5%               1955-60 Basic Select   Company
life                                                             to                               and Ultimate Mortality experience
                                                                 1978                             Tables

                                                                 1979            7%               Modified 1965-70 Basic Company
                                                                 and             graded           Select and Ultimate    experience
                                                                 1980            to 5%            Mortality Tables

                                                                 1981            9%               Modified 1965-70 Basic Company
                                                                 to              graded           Select and Ultimate    experience
                                                                 1993            to 7%            Mortality Tables

                                                                 1994            6%               Modified 1965-70 Basic Company
                                                                 to                               Select and Ultimate    experience
                                                                 2002                             Mortality Tables

Interest           2,185,137,909    211,440,786     198,457,333  1984            5.85%            Modified 1965-70 Basic Company
sensitive                                                        to              to               Select and Ultimate    experience
life                                                             2002            6.25%*           Mortality Tables

Universal           5,630,948,142   237,493,032     202,767,105  1987            5.35%            Modified 1965-70 Basic Company
life                                                             to              to               Select and Ultimate    experience
                                                                 2002            6.25%*           Mortality Tables

Annuities w/o                        11,924,556      11,898,212  1974 to         4.85% to         --                     --
life contingencies                                               2002            5.75%*

Group credit            9,591,242       284,778         267,501  1992 to         3.0%             1958 CET               --
life                                                             2002

Group life             45,776,555       229,336               -  2002            4.5%             1960 CSG               --
                  ---------------------------------------------
                  $16,736,418,213  $610,179,574    $547,454,109
                  ===============

Accident &                              260,730         264,123                  5%               1972 intercompany      200% N&W
health                                                                                            reports                III

Life and health
claim reserves                        4,372,433       4,561,276
                                   ----------------------------
                                   $614,812,737    $552,279,508
                                   ============================

* Rates are adjustable annually on policyholders' anniversary dates.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                           ALFA CORPORATION   41

     Participating policies represent approximately 2% of the ordinary life insurance in force and 5% of life insurance premium income. The amount of dividends paid to policyholders is fixed by the Board of Directors and allocated to participating policyholders. Activity in the liability for unpaid losses and loss adjustment expenses is summarized as follows:

                                                 2002                            2001                            2000
                                   ----------------------------------------------------------------------------------------------
                                    PROPERTY AND                    PROPERTY AND                    PROPERTY AND
                                     CASUALTY          LIFE           CASUALTY         LIFE           CASUALTY           LIFE
                                   ----------------------------------------------------------------------------------------------
Balance at January 1,              $  140,438,285   $  4,561,276   $  145,077,064   $  4,694,823   $  143,148,690   $   3,290,410
  Less reinsurance recoverables
  on unpaid losses                     (2,199,925)      (954,204)      (1,681,098)    (1,251,651)      (1,828,994)       (295,000)
                                   ----------------------------------------------------------------------------------------------
Net balance at January 1,             138,238,360      3,607,072      143,395,966      3,443,172      141,319,696       2,995,410
                                   ----------------------------------------------------------------------------------------------

Incurred related to:
  Current year                        299,419,001     18,915,015      281,868,794     18,912,632      266,087,327      16,022,555
  Prior years                         (11,717,188)       345,553      (22,713,788)        95,565      (18,427,579)         65,933
                                   ----------------------------------------------------------------------------------------------
    Total incurred                    287,701,813     19,260,568      259,155,006     19,008,197      247,659,748      16,088,488
                                   ----------------------------------------------------------------------------------------------

Paid related to:
  Current year                        214,448,000     17,239,062      203,950,000     17,296,994      188,870,000      13,916,158
  Prior years                          65,683,948      1,946,817       60,362,612      1,547,303       56,713,478       1,724,568
                                   ----------------------------------------------------------------------------------------------
    Total paid                        280,131,948     19,185,879      264,312,612     18,844,297      245,583,478      15,640,726
                                   ----------------------------------------------------------------------------------------------

Net balance at December 31,           145,808,225      3,681,761      138,238,360      3,607,072      143,395,966       3,443,172
  Plus reinsurance recoverables
   on unpaid losses                     2,648,790        690,672        2,199,925        954,204        1,681,098       1,251,651
                                   ----------------------------------------------------------------------------------------------
Balance at December 31,            $  148,457,015   $  4,372,433   $  140,438,285   $  4,561,276   $  145,077,064   $   4,694,823
                                   ==============================================================================================

     The liability for estimated unpaid losses and loss adjustment expenses is based on a detailed evaluation of reported losses and of estimates of incurred but not reported losses. Adjustments to the liability based on subsequent developments are included in current operations. Because the Company is primarily an insurer of private passenger motor vehicles and of single family homes, it has limited exposure for environmental, product and general liability claims. The Company does not believe that any such claims will have a material impact on the Company's liquidity, results of operations, cash flows or financial condition. The table below summarizes the 2002 changes in estimated loss reserves by component and period in thousands of dollars.

                      RESERVES AT        LOSS         PAID        RESERVES AT
                   JANUARY 1, 2002   DEVELOPMENT      LOSS     DECEMBER 31, 2002
----------------------------------   -------------------------------------------
                                            (in thousands)
Prior to   1993    $         4,338   $      (911)   $     300  $           3,127
           1993                876           488           34              1,330
           1994                968           (72)          30                866
           1995              1,500           (74)         114              1,312
           1996              2,662          (568)         270              1,824
           1997              4,968        (1,658)         800              2,510
           1998              7,448           (42)       2,468              4,938
           1999             12,490          (676)       5,104              6,710
           2000             24,560          (876)      11,478             12,206
           2001             78,428        (6,070)      46,342             26,016
           2002                  -       298,161      213,191             84,969
----------------------------------   -------------------------------------------
          Totals   $       138,238   $   287,702    $ 280,131  $         145,808
==================================   ===========================================

     There are inherent uncertainties in reserving for unpaid losses. Management's philosophy has been to establish reserves at a high level of confidence. Consequently, actual results have not generally reached the level of reserves established. As a result of the NAIC codification and independent actuarial review, management performed a more detailed analysis of loss reserves levels. As a result, the Company increased the risk of non-exceedance of loss development with respect to held reserve amounts for statutory reporting, which flowed through to the financial statements prepared using accounting principles generally accepted in the United States of America.. These reserve adjustments were spread across accident years according to current actuarial estimates. There were no significant changes in the Company's reserving assumptions or methodologies or in the Company's historical payment patterns. The Company experienced no materially significant large losses or gains in its loss payments during 2000 or 2001 which led to changes in estimates.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

42   ALFA CORPORATION

7.  INCOME TAXES

     Below is a comparative analysis of the provisions for income tax appearing in the statements of income:

              2002            2001           2000
          ------------    ------------    ------------
Current   $ 30,360,382    $ 22,893,188    $ 23,253,729
Deferred    (2,723,079)      5,239,406       4,671,253
          ------------    ------------    ------------
   Total  $ 27,637,303    $ 28,132,594    $ 27,924,982
          ============    ============    ============

     Reconciliations of the differences between income taxes computed at Federal statutory tax rates and provisions for income taxes are as follows:

                                                                    2002           2001             2000
                                                                -------------   ------------   -------------
Income taxes computed at Federal statutory tax rate              $ 34,770,858   $ 34,333,072    $ 33,161,046
Dividends received deduction, tax exempt interest and proration    (3,719,861)    (3,307,399)     (3,280,292)
Tax Credits                                                        (3,028,568)    (2,677,784)     (2,102,838)
Other, net                                                           (385,126)      (215,295)        147,066
                                                                -------------   ------------   -------------
   Total                                                         $ 27,637,303   $ 28,132,594    $ 27,924,982
                                                                =============   ============   =============

     Income taxes are recorded in the Statements of Income and also directly in certain stockholders' equity accounts. Income tax expense (benefit) for the years ended December 31 was recorded in the financial statements as follows:

                                                                    2002           2001            2000
                                                                -------------   ------------   -------------
Statements of Income:
  Provision for income taxes                                     $ 27,637,303   $ 28,132,594    $ 27,924,982
  Cumulative effect of change in accounting principle                       -       (245,715)              -
Statements of Comprehensive Income:
  Unrealized holding gains (losses) arising during the year         2,379,931     (6,194,065)     13,481,105
Statements of Stockholders' Equity
  Capital in excess of par value:
  Exercise of stock options                                        (1,673,337)      (705,024)       (307,683)
                                                                -------------   ------------   -------------
  Total income taxes                                             $ 28,343,897   $ 20,987,790    $ 41,098,404
                                                                =============   ============   =============

The net deferred tax liabilities consist of the following:

Deferred Tax Assets:                            2002             2001
                                            -------------   -------------
  Reserve computational method differences   $ 23,763,870    $ 21,195,510
  Unearned premium reserve                     10,706,964       9,479,948
  Other                                         3,159,606       3,555,393
                                            -------------   -------------
  Total deferred tax asset                     37,630,440      34,230,851
                                            -------------   -------------

Deferred Tax Liabilities:
  Unrealized gains                             20,553,176      18,173,245
  Deferred acquisition costs                   49,747,678      46,184,571
  Other                                         8,299,119      11,185,716
                                            -------------   -------------
  Total deferred tax liability                 78,599,973      75,543,532
                                            -------------   -------------
Net deferred tax liability                   $(40,969,533)   $(41,312,681)
                                            =============   =============

     The Company did not establish a valuation allowance related to the deferred tax assets due to the existence of sufficient taxable income related to future reversals of existing taxable temporary differences.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

43   ALFA CORPORATION

8.  NOTES PAYABLE AND COMMERCIAL PAPER

     Short-term debt at December 31, 2002 was $175.9 million. Of this amount, the Company had approximately $133.4 million in commercial paper at rates ranging from 1.40% to 1.65% with maturities ranging from January 9, 2003 to February 21, 2003. The Company intends to continue to use the commercial paper program to fund its short-term needs. However, backup lines of credit are in place up to $220 million. The backup lines agreements contain usual and customary covenants requiring the Company to meet certain operating levels. The Company has maintained full compliance with all such covenants. The Company has A-1+ and P-1 commercial paper ratings from Standard & Poor's and Moody's Investors Service, respectively. The commercial paper is guaranteed by two affiliates, Alfa Mutual Insurance Company and Alfa Mutual Fire Insurance Company. In addition, the Company had $42.5 million in short-term debt outstanding to affiliates with interest equal to commercial paper rates payable monthly. Due to the short-term nature of the Company's borrowings, their fair values approximate their carrying values.

     The Company uses variable-rate debt to partially fund its consumer loan and commercial lease portfolios. In particular, it has issued variable-rate long-term debt and commercial paper. These debt obligations expose the Company to variability in interest payments due to changes in interest rates. If interest rates increase, interest expense increases. Conversely, if interest rates decrease, interest expense also decreases.

     As part of its funding efforts, the Company issued a $70 million long-term obligation maturing in fifteen years in the second quarter of 2002 which is included in total borrowings. Management believes it is prudent to limit the variability of a portion of its interest payments. It is the Company's objective to hedge 100 percent of its variable-rate long-term interest payments over the first five years of the life of the debt obligation.

     To meet this objective, management entered into an interest rate swap to manage fluctuations in cash flows resulting from interest rate risk. The interest rate swap changes the variable-rate cash flow exposure of the variable-rate long term debt obligation to fixed-rate cash flows by entering into a receive-variable, pay-fixed interest rate swap. Under the interest rate swap, the Company receives variable interest payments and makes fixed interest rate payments, thereby creating fixed-rate long-term debt. The Company also uses derivative instruments through its covered call option program as a means of generating income.

     The Company assesses interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities.

     The Company maintains risk management control systems to monitor interest rate cash flow risk attributable to both the Company's outstanding or forecasted debt obligations as well as the Company's offsetting hedge position. The risk management control systems involve the use of analytical techniques, including cash flow sensitivity analysis, to estimate the expected impact of changes in interest rates on the Company's future cash flows.

     Interest expense for 2002 includes no gains or losses from the interest rate swap. Changes in fair value of the interest rate swap designated as a hedging instrument of the variability of cash flows associated with floating-rate, long-term debt obligation are reported in accumulated other comprehensive income. The interest rate swap involves a LIBOR for LIBOR exchange and meets the criteria for short-cut accounting. Therefore, the interest rate swap has no ineffectiveness, thereby eliminating the reclassification of this amount to interest expense in subsequent periods.

9.  CONTINGENT LIABILITIES

     The property and casualty subsidiaries participate in a reinsurance pooling agreement with Mutual and its affiliates. Should any member of the affiliated group be unable to meet its obligation on a claim for a policy written by the Company's property and casualty subsidiaries, the obligation to pay the claim would remain with the Company's subsidiaries.

     Certain legal proceedings are in process at December 31, 2002. Costs for these and similar legal proceedings, including accruals for outstanding cases, totaled $5.3 million in 2002, $930,000 in 2001, and $3.0 million in 2000. These proceedings involve alleged breaches of contract, torts, including bad faith and fraud claims, and miscellaneous other causes of action. These lawsuits involve claims for unspecified amounts of compensation damages, mental anguish damages, and punitive damages. Approximately 19 legal proceedings against Alfa Life Insurance Corporation (Life) were in process at December 31, 2002. Of the 19 proceedings, ten were filed in 2002, two were filed in 2001, one was filed in 2000, four were filed in 1999, one was filed in 1997, and one was filed in 1996. In a case tried in January 2001, in Barbour County, Alabama, the jury returned a verdict for the plaintiff against Life for $500,000 in compensatory damages and $5,000,000 in punitive damages. After Life filed post-trial motions, the trial court reduced the punitive damage award to $1,500,000. Life has appealed the award to the Alabama Supreme Court. In a case tried in December 2001, in Bullock County, Alabama, the jury returned a verdict for the plaintiffs against Life for $300,000 in compensatory damages and $3,000,000 in punitive damages. After Life filed post-trial motions, the trial court reduced the punitive damage award to $900,000. Life has appealed the award to the Alabama Supreme Court. Two of the 19 pending legal proceedings against Life have been certified as class actions by the trial court in each case. After the trial court certified the first class action against Life, Life appealed the class certification order to the Alabama Supreme Court. In November 2001, the Alabama Supreme Court reversed the trial court, decertified the class, and remanded the case to the trial court for further proceedings. The trial court again certified the class and Life appealed the certification to the Alabama Supreme Court. In February 2003, the Supreme Court affirmed the trial court order certifying the case as a class action. Life intends to file an application for rehearing with the Supreme Court. The trial court order certifying the second class action has also been appealed to the Alabama Supreme Court. In addition, one purported class action lawsuit is pending against both Alfa Builders, Inc. and Alfa Mutual Fire Insurance Company. Additionally, five purported class action lawsuits are pending against the property and casualty mutual companies involving a number of issues and allegations which could affect the Company because of a pooling agreement between the companies. No class has been certified in any of these six purported class action cases. In addition, Alfa Insurance Corporation (AIC) and Alfa General

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

44   ALFA CORPORATION

(Note 9, continued)

Insurance Corporation (AGIC) were served with a purported class action in the State of Georgia, alleging the two corporations improperly refused to evaluate and refused to pay diminution in value respecting automobile first-party physical damage claims. The parties have preliminarily settled this lawsuit, with AIC and AGIC agreeing to pay approximately 9,918 policyholders a total of $1,919,133. Class action notices describing the settlement terms were mailed to these policyholders in January 2003. Management believes adequate reserves have been established in these known cases. However, it should be noted that in Alabama, where the Company has substantial business, the likelihood of a judgment in any given suit, including a large mental anguish and/or punitive damage award by a jury, bearing little or no relation to actual damages, continues to exist, creating the potential for unpredictable material adverse financial results.

     Based upon information presently available, contingent liabilities arising from any other threatened litigation are not presently considered by management to be material.

     The Company periodically invests in partnerships that invest in affordable housing tax credits. At December 31, 2002, the Company had committed to fund partnerships of this type in the amount of approximately $19.0 million.

10.  STOCKHOLDERS' EQUITY

     In October 1989, the Company's Board of Directors approved a stock repurchase program authorizing the repurchase of up to 4,000,000 shares of its outstanding common stock in the open market or in negotiated transactions in such quantities and at such times and prices as management may decide. In March 1999 and in September 2001, the Company's Board of Directors increased the number of shares authorized to be repurchased by 4,000,000 shares, bringing the total number of shares authorized to be repurchased to 12,000,000. At December 31, 2002, the Company had repurchased a total of 6,848,597 shares at a cost of $46,585,057 and due to the exercise of stock options had reissued 1,605,630 shares at a cost of $3,968,679 under this program. In addition, the Company began funding its dividend reinvestment plan through the sale of treasury stock during 2002 and therefore reissued an additional 754,288 shares at a cost of $2,113,805. These transactions increased the total number of shares outstanding to 79,278,345 shares. All share information presented in this section has been adjusted to reflect the impact of the two-for-one stock split effected in the form of a 100% stock dividend which was paid on June 17, 2002.

     The amounts of statutory net income and stockholders' equity for the Company's life and property and casualty insurance subsidiaries are as follows:

                                           2002           2001           2000
                                       ------------   ------------   ------------
Statutory net income:
  Life insurance subsidiary            $ 13,003,788   $ 20,087,108   $ 17,942,560
                                       ============   ============   ============
  Property and casualty subsidiaries   $ 48,747,378   $ 43,669,715   $ 44,914,544
                                       ============   ============   ============
Statutory stockholders' equity:
  Life insurance subsidiary            $132,468,334   $146,319,825   $140,486,868
                                       ============   ============   ============
  Property and casualty subsidiaries   $291,296,305   $269,756,206   $235,879,033
                                       ============   ============   ============

     Alfa Corporation is a holding company with no operations and, accordingly, any cash available for dividends or other distributions must be obtained by it from borrowings or in the form of distributions from its operating subsidiaries. Distributions to the Company from its insurance subsidiaries are subject to regulatory restrictions. Under applicable regulatory requirements, the Company's insurance subsidiaries can distribute to the Company an aggregate of approximately $62.0 million without prior regulatory approval in 2002 based on December 31, 2002 financial condition and results of operations.

     At December 31, 2002 the life subsidiary's Adjusted Capital calculated in accordance with NAIC Risk-Based Capital guidelines was $135.1 million, compared to the Authorized Control Level amount of $10.3 million, and the property and casualty subsidiaries' Adjusted Capital was $291.3 million, compared to the Authorized Control Level amount of $19.7 million. The Risk-Based Capital analysis serves as the benchmark for the regulation of insurance enterprises' solvency by state insurance regulators.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

45   ALFA CORPORATION

11. OPERATING LEASES

     The Company leases certain property and equipment to Mutual and its affiliates (Note 3) and to third parties under operating leases. Total rental income for the years ended December 31, 2002, 2001 and 2000 was approximately $2,772,000, $2,476,000 and $2,336,000, respectively. The cost and net book value of major classes of leased property at December 31, 2002 were:

                                          Net Book
                             Cost           Value
                         ------------   -------------
Transportation equipment $ 16,390,744    $ 13,847,793
Furniture and equipment    14,530,539       7,956,203
Buildings                   3,245,681       1,778,144
                         ------------   -------------
  Total                  $ 34,166,964    $ 23,582,140
                         ============   =============

     At December 31, 2002, the aggregate minimum rental payments to be received under leases having initial or remaining lease terms in excess of one year are approximately $3,372,806 in 2003, $2,519,096 in 2004, $2,108,958 in 2005,
$1,274,602 in 2006, $560,619 in 2007 and $132,047 thereafter.

     The Company also leases certain property and equipment from third parties under operating leases. At December 31, 2002, the aggregate minimum rental payments to be made under leases having initial or remaining lease terms in excess of one year are approximately $33,831 in 2003, $27,139 in 2004, $10,790 in 2005, $10,790 in 2006 $10,790 in 2007 and $4,496 thereafter. Lease expense was approximately $83,665 in 2002, $77,475 in 2001 and $77,033 in 2000.

12. CAPITAL LEASES

     OFC Capital (OFC), a division of Financial is in the business of offering lease-financing services to commercial businesses. OFC attempts to offer rates competitive within the commercial leasing industry while providing specialized programs for end users, vendor manufacturers and wholesale brokers. OFC has customers in all 50 states at December 31, 2002. Customers typically have a minimum two-year business history and personally guarantee the transaction. Other products offered to qualified customers include 10% Purchase Upon Termination Leases and Fair Market Value Leases. Generally, the range of leases extend from 24 months to 60 months with the average being 45 months in length and containing a purchase option at the end of the lease term.

     During 2002, Financial originated four leases for Marshall Creek, Ltd., one of Mutual's real estate joint ventures. These equipment leases have various expiration dates through 2007. The unearned income on these leases was $68,661 at December 31, 2002.

     At December 31, 2002, future minimum lease payments to be received on capital leases with separate deductions for executory costs and allowance for uncollectible minimum lease payments receivable are approximately $36,904,262 in 2003, $29,017,805 in 2004, $19,755,537 in 2005, $11,389,022 in 2006, $3,185,941
in 2007 and $250,899 thereafter. Unguaranteed residual values accruing to the benefit of the lessor total $208,461 and $332,367 at December 31, 2002 and 2001, respectively. Initial direct costs and unearned income at December 31, 2002 are $1,871,195 and $15,827,864, respectively. At December 31, 2001, initial direct costs and unearned income were $2,015,722 and $14,151,377, respectively. No contingent rentals have been included in income. At December 31, 2002, future minimum lease payments to be received on capital leases are $37,639,311 in 2003, $29,595,100 in 2004, $20,147,557 in 2005, $11,614,203 in 2006, $3,248,911 in
2007 and $255,918 thereafter.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

46   ALFA CORPORATION

13. REINSURANCE

     Life reinsures portions of its risks with other insurers. While the amount retained on an individual life will vary depending upon age and mortality prospects of the risk, Life generally will not retain more than $350,000 of individual life insurance on a single risk. Life has reinsured approximately $2,244,954,104 of its life insurance in force with other insurance companies and has taken reserve credits for approximately $5,624,293 on account of such reinsurance at December 31, 2002. Amounts paid or deemed to have been paid for Life's reinsurance contracts are recorded as reinsurance receivables. The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

     The Company's property and casualty insurance subsidiaries, together with Mutual and its affiliates, participate in catastrophe and other reinsurance ceded arrangements to protect them from abnormal losses. The Company's subsidiaries and Mutual and its affiliates are also required to participate in certain assigned risk pools and associations by the states in which they operate.

     The following table summarizes the effects of reinsurance on premiums and losses for the three years ended December 31, 2002, 2001 and 2000:

                                                             YEARS ENDED DECEMBER 31,
                                             -------------------------------------------------
                                                  2002              2001            2000
                                             -------------------------------------------------
Direct premiums earned                        $ 147,591,913    $  133,451,449    $ 122,022,140
Premiums ceded to nonaffiliates                  (5,014,066)       (5,915,215)      (4,059,170)
Premiums ceded to pooling agreement             (79,699,905)      (71,660,028)     (65,023,135)
Premiums assumed from pooling agreement         428,099,570       396,864,726      376,115,926
Premiums assumed from nonaffiliates                 127,468           128,423          141,136
                                             -------------------------------------------------
  Net premiums earned                         $ 491,104,980    $  452,869,355    $ 429,196,897
                                             =================================================

Direct losses                                 $  81,915,341    $   78,362,922    $  60,611,408
Losses ceded to nonaffiliates                    (2,177,430)       (5,391,817)      (4,309,919)
Losses ceded to pooling agreement               (61,811,977)      (54,559,342)     (43,445,609)
Losses assumed from pooling agreement           270,407,110       245,333,906      232,986,427
Losses assumed from nonaffiliates                    73,838            53,203           56,086
Loss adjustment expenses, net                    18,555,498        14,364,331       17,849,843
                                             -------------------------------------------------
  Net losses incurred                           306,962,380       278,163,203      263,748,236
Surrender, maturities, interest and other        39,493,125        34,780,672       32,132,319
  benefits and settlement expenses
                                             -------------------------------------------------
Total benefits and settlement expenses        $ 346,455,505    $  312,943,875    $ 295,880,555
                                             =================================================

     Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; therefore, allowances are established if amounts are determined to be uncollectible. The Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurance to minimize exposure to significant losses from reinsurer insolvencies. At December 31, 2002, the Company does not believe there to be a significant concentration of credit risk related to its reinsurance program.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

47   ALFA CORPORATION

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

     The following is a summary of segment profit (loss):

                                                                        YEAR ENDED DECEMBER 31, 2002
                                  ------------------------------------------------------------------------------------------------
                                    Property &
                                    Casualty          Life             Non-
                                    Insurance        Insurance        Insurance     Corporate       Eliminations      Total
                                  ------------------------------------------------------------------------------------------------
Premiums                          $ 428,099,586   $ 31,460,209    $          -    $          -    $          -     $  459,559,795
Policy charges                                -     31,545,185               -               -               -         31,545,185
Segment expenses                    323,480,539     75,523,603               -               -        (498,468)       398,505,674
Amortization of deferred
 acquisition expense                 71,211,930      8,562,567               -               -               -         79,774,497
                                  -------------   -------------   -------------   -------------   --------------   ---------------
Underwriting income (loss)           33,407,117    (21,080,776)              -               -         498,468         12,824,809
Net investment income
 (interest expense)                  30,434,046     47,290,298      12,331,147      (1,102,852)       (433,905)        88,518,734
Other income                            399,849              -       2,429,636               -         (64,563)         2,764,922
Other expense                             9,335              -       7,936,973       1,976,639               -          9,922,947
                                  -------------   -------------   -------------   -------------   --------------   ---------------
Segment operating income
 (loss) before tax                   64,231,677     26,209,522       6,823,810      (3,079,491)              -         94,185,518
Income tax provision                 15,817,680      7,825,208       2,188,488               -               -         25,831,376
                                  -------------   -------------   -------------   -------------   --------------   ---------------
Segment operating income (loss)      48,413,997     18,384,314       4,635,322      (3,079,491)              -         68,354,142
Net realized gains after tax            943,712      2,355,239          54,913               -               -          3,353,864
                                  -------------   -------------   -------------   -------------   --------------   ---------------
Segment net income (loss)         $  49,357,709   $ 20,739,553    $  4,690,235   $  (3,079,491)    $         -     $   71,708,006
                                  =============   =============   =============   =============   ==============   ===============
Segment Assets                    $ 682,557,720   $932,127,858    $279,927,515   $ 727,701,165    $(738,259,582)   $1,884,054,676
                                  =============   =============   =============   =============   ==============   ===============

                                                                        YEAR ENDED DECEMBER 31, 2002
                                  -------------------------------------------------------------------------------------------------
                                    Property &
                                    Casualty          Life             Non-
                                    Insurance        Insurance        Insurance     Corporate       Eliminations      Total
                                  -------------------------------------------------------------------------------------------------
Premiums                          $ 396,862,542   $ 26,946,091    $          -    $          -    $           -    $ 423,808,633
Policy charges                                -     29,060,722               -               -                -       29,060,722
Segment expenses                    299,101,695     66,929,047               -               -         (503,972)      365,526,770
Amortization of deferre
 acquisition expense                 66,392,582      8,048,303               -               -                -       74,440,885
                                  --------------  -------------   -------------   -------------   --------------   ---------------
Underwriting income (loss)           31,368,265    (18,970,537)              -               -          503,972       12,901,700
Net investment income
 (interest expense)                  31,278,295     46,623,273       9,653,134      (2,400,559)        (440,060)      84,714,083
Other income                           (438,028)             -       2,767,599               -          (63,912)       2,265,479
Other expense                          (153,964)             -       7,171,385       1,216,867                -        8,234,288
                                  --------------  -------------   -------------   -------------   --------------   ---------------
Segment operating income
 (loss) before tax                   62,362,316     27,652,736       5,249,348      (3,617,426)               -        91,646,974
Income tax provision (benefit)       16,373,327      7,860,734       1,697,243         (55,341)               -        25,875,963
                                  --------------  -------------   -------------   -------------   --------------   ---------------
Segment operating income (loss)      45,988,989     19,792,002       3,552,105      (3,562,085)               -        65,771,011
Net realized gains (losses)
 after tax                             (180,719)     4,371,846            (241)              -                -         4,190,886
Cumulative Effect of Changes
 in Accounting Principles,
 net of tax                            (283,782)      (172,546)              -               -                -          (456,328)
                                  --------------  -------------   -------------   -------------   --------------   ---------------
Segment net income (loss)          $  45,524,488  $ 23,991,302    $  3,551,864     $(3,562,085)   $           -    $   69,505,569
                                  ==============  =============   =============   =============   ==============   ===============
Segment Assets                     $ 615,877,907  $869,582,019    $222,388,886    $682,299,794    $(692,544,142)   $1,697,604,464
                                  ==============  =============   =============   =============   ==============   ===============

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

48   ALFA CORPORATION

(Note 14, continued)

                                                                       YEAR ENDED DECEMBER 31, 2000
                                   ----------------------------------------------------------------------------------------------
                                     Property &
                                      Casualty          Life           Non-
                                     Insurance        Insurance      Insurance     Corporate       Eliminations      Total
                                   --------------   -------------   ------------   -----------   --------------   ---------------
Premiums                            $ 376,118,774   $  25,067,070   $          -    $        -    $           -    $  401,185,844
Policy charges                                  -      28,011,053              -             -                -        28,011,053
Segment expenses                      279,327,579      62,965,951              -             -         (339,457)      341,954,073
Amortization of deferred
 acquisition expense                   58,745,118       7,228,558              -             -                -        65,973,676
                                   --------------   -------------   ------------   -----------   --------------   ---------------
Underwriting income (loss)             38,046,077     (17,116,386)             -             -          339,457        21,269,148
Net investment income
 (interest expense)                    29,645,376      41,957,783      5,828,027    (4,266,332)        (273,737)       72,891,117
Other income                               56,012               -      2,966,237             -          (65,720)        2,956,529
Other expense                            (302,654)              -      6,471,453     1,470,452                -         7,639,251
                                   --------------   -------------   ------------   -----------   --------------   ---------------
Segment operating income
 (loss) before tax                     68,050,119      24,841,397      2,322,811    (5,736,784)               -        89,477,543
Income tax provision (benefit)         18,499,184       6,864,207        773,027       (55,341)               -        26,081,077
                                   --------------   -------------   ------------   -----------   --------------   ---------------
Segment operating income (loss)        49,550,935      17,977,190      1,549,784    (5,681,443)               -        63,396,466
Net realized gains after tax              524,854       2,660,175        239,368             -                -         3,424,397
                                   --------------   -------------   ------------   -----------   --------------   ---------------
Segment net income (loss)             $50,075,789    $ 20,637,365   $  1,789,152   $(5,681,443)    $          -    $   66,820,863
                                   ==============   =============   ============   ===========   ==============   ===============

Segment Assets                      $ 582,164,222    $809,866,783   $161,446,928  $599,862,252    $(607,037,076)   $1,546,303,109
                                   ==============   =============   ============   ===========   ==============   ===============

     The following summary reconciles significant segment items to the Company's consolidated financial statements:

                                                                    YEARS ENDED DECEMBER 31,
                                               ------------------------------------------------------
                                                    2002           2001                    2000
                                               ----------------   ----------------   ----------------
Revenues:
  Premiums - Property & Casualty Insurance     $    428,099,586   $    396,862,542   $    376,118,774
  Premiums and policy charges - Life Insurance       63,005,394         56,006,813         53,078,123
  Net investment income                              88,518,734         84,714,083         72,891,117
  Net realized investment gains                       5,159,791          6,447,517          5,268,302
  Other income                                        2,764,922          2,265,479          2,956,529
                                               ----------------   ----------------   ----------------
   Total revenues                              $    587,548,427   $    546,296,434   $    510,312,845
                                               ================   ================   ================

Income before income taxes:
  Underwriting profit                          $     12,824,809   $     12,901,700   $     21,269,148
  Other income                                        2,764,922          2,265,479          2,956,529
  Other expense                                      (9,922,947)        (8,234,288)        (7,639,251)
  Net investment income                              88,518,734         84,714,083         72,891,117
  Net realized investment gains                       5,159,791          6,447,517          5,268,302
                                               ----------------   ----------------   ----------------
   Income before income taxes                  $     99,345,309   $     98,094,491   $     94,745,845
                                               ================   ================   ================
Income taxes:
  Allocated to segments                        $     25,831,376   $     25,875,963   $     26,081,077
  Allocated to realized gains                         1,805,927          2,256,631          1,843,905
                                               ----------------   ----------------   ----------------
   Total income tax                            $     27,637,303   $     28,132,594   $     27,924,982
                                               ================   ================   ================
Assets:
  Allocated to segments                        $  2,622,314,258   $  2,390,148,606   $  2,153,340,185
  Eliminations                                     (738,259,582)      (692,544,142)      (607,037,076)
                                               ----------------   ----------------   ----------------
   Total assets                                $  1,884,054,676   $  1,697,604,464   $  1,546,303,109
                                               ================   ================   ================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

49   ALFA CORPORATION

15.  ACCOUNTING FOR STOCK-BASED COMPENSATION

     Consistent with the provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company uses the intrinsic value based method to account for its stock options and provides pro forma disclosures as if the fair value based method had been applied. On October 25, 1993, the Company established a Stock Incentive Plan, pursuant to which a maximum aggregate of 4,000,000 shares of common stock were reserved for grant to key personnel. On April 26, 2001, the plan was amended to increase the maximum aggregate number of shares available for grant to 6,400,000 shares. Under the plan, options ratably become exercisable annually over three years and may not be exercised after ten years from the date of the award.

     All share and per share information presented in this footnote has been adjusted to reflect the impact of the two-for-one stock split effected in the form of a 100% stock dividend which was paid on June 17, 2002. The following tables and information summarize the stock option activity of the Company's plan and provide the pro forma disclosures of net income and earnings per share under the fair value based method of accounting.

                                                      HISTORICAL SUMMARY OF OPTION GRANTS
----------------------------------------------------------------------------------------------------------------------
                                                                      Market     Cumulative through December 31, 2002
                                                                     Value at    -------------------------------------
                                                         Exercise    Date of      Options      Options       Options
                                                           Price     Grant       Cancelled    Exercised    Exercisable
                                                         --------   ---------   ----------   ----------   ------------
Options Authorized                           6,400,000
Options Granted During
                October 1993     1,130,800                 $ 5.88    $   5.88      123,200      822,000        185,600
                October 1993       436,000                 $ 4.70    $   5.88            -      313,300        122,700
                  March 1994       160,000                 $ 5.75    $   5.75            -      117,000         43,000
                  March 1995       160,000                 $ 5.75    $   5.75            -       43,000        117,000
                  April 1996       160,000                 $ 6.13    $   6.13        3,334       37,998        118,668
               February 1997       150,000                 $ 6.00    $   6.00        8,000       45,666         96,334
                  March 1998       619,000                 $ 8.88    $   8.88       37,800      157,000        424,200
                  March 1998       286,000 *               $ 7.10    $   8.88       10,665       26,668        237,999
                  April 1999       335,000 **              $ 8.22    $   8.22       43,333       20,000        265,000
                October 1999        16,000                 $ 8.53    $   8.53            -       10,000          6,000
                  April 2000       386,000                 $ 8.66    $   8.66       60,000       10,334        207,006
                 August 2000        17,000                 $ 8.50    $   8.50            -            -         11,334
                  March 2001       389,000                 $ 9.41    $   9.41            -        2,664        127,007
                  March 2001        15,000                 $ 5.85    $   9.41            -            -         10,000
                  March 2002       423,000                 $13.93    $  13.93            -            -              -
                                ----------                                      ----------   ----------   ------------
Less: Total Options Granted                  4,682,800                             286,332    1,605,630      1,971,848
Add: Options Cancelled                         286,332                          ==========   ==========   ============
                                             ---------
Available for Grant under
  Plan at December 31, 2002                  2,003,532
                                             =========

*  Includes 10,668 shares not exercisable until 2003.
** Includes 6,667 shares not exercisable until 2003.

     To determine the fair value of the options granted during 2002, 2001 and 2000 the Company has used the Black-Scholes model for valuations. The significant assumptions used to estimate the total and per share fair value of such options at the date of grant are as follows:

                                              423,000             404,000             403,000
                                           OPTIONS GRANTED     Options Granted     Options Granted
                                               2002                2001                2000
                                          -----------------   -----------------   -----------------
Risk-free interest rate                                5.41%               4.87%               6.22%
Expected life (in years)                                 10                  10                  10
Expected volatility                                    0.49                0.49                0.50
Expected future dividend yield                          2.1%                3.0%                2.8%
Weighted average option exercise price      $         13.93     $          9.28     $          8.65
                                          =================   =================   =================
Fair value at date of grant                 $     2,897,575     $     1,689,306     $     1,772,763
                                          =================   =================   =================
Fair value per share at date of grant       $          7.10     $          4.18     $          4.41
                                          =================   =================   =================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

50   ALFA CORPORATION

(Note 15, continued)

     The pro forma net income and earnings per share, as if compensation expense had been recorded using the fair value at the date of grant, is as follows:

                                                             December 31,
                                               ---------------------------------------------
                                                   2002            2001             2000
                                               -------------   --------------   ------------
Net income, as reported                         $ 71,708,006    $  69,505,569    $66,820,863
                                               =============   ==============   ============
Earnings per share, as reported - Basic         $       0.91    $        0.89    $      0.85
                                               =============   ==============   ============
                                 -Diluted       $       0.90    $        0.88    $      0.85
                                               =============   ==============   ============

Pro forma net income                            $ 70,667,240    $  68,652,672    $65,752,642
                                               =============   ==============   ============
Pro forma earnings per share     - Basic        $       0.90    $        0.88    $      0.84
                                               =============   ==============   ============
                                 - Diluted      $       0.89    $        0.87    $      0.83
                                               =============   ==============   ============

Dilution                         - Basic        $       0.01    $        0.01    $     0.01
                                               =============   ==============   ============
                                 - Diluted      $       0.01    $        0.01    $     0.02
                                               =============   ==============   ============

     The information shown below reflects activity for options outstanding at December 31, 2002, 2001 and 2000:

                                                                         December 31,
                                 -----------------------------------------------------------------------------------
                                             2002                        2001                         2000
                                 ------------   -----------   ------------   -----------   ------------   ----------
                                                  Weighted-                    Weighted-                    Weighted-
                                                  average                      average                      average
                                    Number        Exercise      Number         Exercise      Number         Exercise
                                  of Options      Price        of Options      Price        of Options      Price
                                 ------------   -----------   ------------   -----------   ------------   ----------
Outstanding
  Beginning of year                 2,935,036    $     7.45      2,950,836      $   7.00      2,971,102    $    6.72
   Add (deduct):
    Granted                           423,000    $    13.93        404,000      $   9.28        403,000    $    8.65
    Exercised                        (567,198)      $ (6.25)      (418,200)       $(6.08)      (284,666)      $(5.76)
    Cancelled                               -             -         (1,600)       $(8.88)      (138,600)      $(8.30)
                                 ------------   -----------   ------------   -----------   ------------   ----------
  End of Period                     2,790,838    $     8.67      2,935,036      $   7.45      2,950,836    $    7.00
                                 ============   ===========   ============   ===========   ============   ==========
  Exercisable, end of period        1,971,848    $     7.47      2,189,722      $   6.95      2,114,484    $    6.45
                                 ============   ===========   ============   ===========   ============   ==========
Range of exercise prices               $4.70 to $13.93               $4.70 to $9.41               $4.70 to $8.88
                                 ==========================   ==========================   =========================
Weighted average remaining
 contractual life                         5.8 years                      5.6 years                    5.7 years
                                 ==========================   ==========================   =========================
Compensation cost recognized
 during period                    $         284,405           $         229,502            $         475,200
                                 ==========================   ==========================   =========================

     Of the 2,790,838 options outstanding at December 31, 2002, 946,969 options are exercisable at prices between $4.70 and $7.10, 1,420,869 options are exercisable at prices between $8.22 and $9.41 and 423,000 options are exercisable at $13.93.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

51   ALFA CORPORATION

16. FINANCIAL ACCOUNTING DEVELOPMENTS

     The Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," in June 1998. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in investment securities and other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative are included in either earnings or other comprehensive income depending on the intended use of the derivative instrument. This standard, as amended by SFAS No. 137, became effective for the Company on January 1, 2001. The standard has not had a significant impact on the Company's financial position or income as it uses its covered call option program as a means of generating income. The Company's $70 million variable rate demand note originated in 2002 has been hedged using an interest rate swap where the Company receives variable interest payments and makes fixed interest payments, thereby fixing the rate on the debt at 4.945%. During 2001, the Company recorded approximately $229,000, net of tax, as the effect upon adoption of this standard.

     The FASB also issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (a replacement of SFAS No. 125)" in September 2000. This standard became effective April 1, 2001. This standard has not had a significant impact on the Company's financial position or income.

     The FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," in September 2001. At this time, based on current information available and the fact that the Company has not engaged in material transactions covered by these standards, the Company has not experienced a significant impact on its financial position or income.

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." Subsequently, in August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company has not experienced a anticipate a significant impact on the Company's financial position or income.

     The FASB also issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections," in April 2002. At this time, the Company does not anticipate this standard having significant impact on the Company's financial position or income.

     In August 2002, the FASB also issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The Company does not anticipate this standard having a significant impact on the Company's financial position or income.

     In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions." The Company does not anticipate this standard having a significant impact on the Company's financial position or income.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123." While the Company continues to use the intrinsic value method to account for its stock options, Notes to the Consolidated Financial Statements have been enhanced to comply with the requirements set forth by this statement.

     Also, during 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees." This interpretation clarifies the requirements of SFAS No. 5, "Accounting for Contingencies" relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The Company believes it is in compliance with the provisions as outlined in this interpretation.

INDEPENDENT AUDITORS' REPORT

52   ALFA CORPORATION

To the Stockholders and Board of Directors
Alfa Corporation Montgomery,
Alabama

     We have audited the accompanying consolidated balance sheets of Alfa Corporation and subsidiaries (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alfa Corporation and its subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

                                                                     KPMG LLP

Birmingham, Alabama
January 31, 2003, except as to note 9, which is as of February 14, 2003


---------------------------------------------------------------------------------------------------------------
                                           QUARTERLY FINANCIAL INFORMATION-UNAUDITED
---------------------------------------------------------------------------------------------------------------
                                                         Quarter Ended
                        ---------------------------------------------------------------------------------------
                                  March 31                      June 30                     September 30
                        ------------   ------------   ------------   ------------   ------------   ------------
                           2002             2001         2002           2001          2002             2001
                        ------------   ------------   ------------   ------------   ------------   ------------

Premiums and
  Policy Charges        $119,500,994   $111,904,154   $121,573,475   $111,976,633   $123,653,904   $114,138,317
Net Investment Income   $ 22,112,835   $ 19,162,723   $ 21,883,051   $ 20,413,633   $ 21,955,649   $ 22,635,959
Net Income              $ 18,468,147   $ 14,333,676   $ 15,531,340   $ 17,414,060   $ 17,450,114   $ 18,595,533
Average Shares
 Outstanding
  Basic                   78,440,944     78,307,414     78,771,794     78,332,642     78,875,959     78,306,490
  Diluted                 79,242,060     78,846,826     79,605,279     78,961,380     79,567,532     79,038,146

Net Income Per Share*
  Basic                 $       0.24          $0.18    $      0.20   $       0.22   $       0.22   $       0.24
  Diluted               $       0.23          $0.18    $      0.20   $       0.22   $       0.22   $       0.24

---------------------------------------------------
    QUARTERLY FINANCIAL INFORMATION-UNAUDITED
---------------------------------------------------
                                QUARTER ENDED
---------------------------------------------------
                                 DECEMBER 31
                        ------------   ------------
                            2002         2001
                        ------------   ------------
Premiums and
 Policy Charges         $126,376,607   $114,850,251
Net Investment Income   $ 22,567,199   $ 22,501,768
Net Income              $ 20,258,405   $ 19,162,300
Average Shares
 Outstanding
  Basic                   79,115,566     78,317,288
  Diluted                 79,760,663     79,004,178

Net Income Per Share*
  Basic                 $       0.26   $       0.24
  Diluted               $       0.25   $       0.24

* Per share amounts have been restated where appropriate to reflect 2-for-1 stock split in June 2002. The sum of the quarters may not equal the annual earnings per share due to the rounding effects on a quarterly basis.