Form 10-K, Exhibit 13
period 2003-12-31
ALFA CORP
filed 2004-03-12
CIK 743532

Exhibit 13

alfa	Selected Financial Data
ALFA CORPORATION

Consolidated Summary of Operations & Related Data

(Dollars in Thousands Except Per Share Amounts)

Years Ended December 31,	2003	2002	2001	2000
Premiums - Property and Casualty Insurance	$459,057	$428,100	$396,862	$376,119
Premiums and policy charges - Life Insurance	66,172	63,005	56,007	53,078
Net investment income	83,509	88,506	84,714	72,891
Net realized investment gains	6,264	5,160	6,448	5,268
Other income	3,045	2,777	2,265	2,957

Total revenues	618,047	587,548	546,296	510,313
Benefits and expenses	511,450	488,203	448,202	415,567

Income before provision for income taxes	106,597	99,345	98,094	94,746
Provision for income taxes	28,128	27,637	28,132	27,925
Cumulative effect of changes in accounting principles	—	—	(456)	—

Net income	$78,469	$71,708	$69,506	$66,821

Balance sheet data at December 31:
Invested assets	$1,802,139	$1,663,688	$1,491,161	$1,355,026
Total assets	$2,045,075	$1,884,056	$1,697,604	$1,546,303
Future policy benefits, losses and claims, unearned premiums	$997,878	$916,616	$831,102	$774,222
Long-term obligations	$70,000	$70,000	$—	$—
Total liabilities	$1,406,562	$1,317,958	$1,188,492	$1,072,742
Stockholders’ equity	$638,513	$566,098	$509,112	$473,561
Per share data[1] :
Net income - Basic	$0.98	$0.91	$0.89	$0.85
Net income - Diluted	$0.98	$0.90	$0.88	$0.85
Cash dividends paid	$0.315	$0.2975	$0.2825	$0.255
Annual dividend rate	$0.32	$0.30	$0.29	$0.26
Stockholders’ equity	$7.96	$7.14	$6.50	$6.05
Closing sales price at December 31	$12.86	$12.01	$11.22	$9.19
Price/earnings ratio	13.1x	13.3x	12.8x	10.8x
Weighted average shares outstanding - Basic	79,809	78,804	78,316	78,336
Weighted average shares outstanding - Diluted	80,390	79,547	78,963	78,814
Other data:
Life insurance in force	$18,271,509	$16,736,418	$15,167,308	$13,604,433
Number of agents	615	618	613	596

[1]	Per share amounts have been restated where appropriate to reflect 2-for-1 stock splits in June 2002 and June 1993.

Selected Financial Data	alfa
ALFA CORPORATION

1999	1998	1997	1996	1995	1994	1993
$356,970	$345,740	$330,306	$298,939	$272,989	$214,326	$189,057
48,360	46,099	40,659	38,248	35,100	32,805	30,856
67,807	62,512	57,529	54,194	50,923	45,554	44,902
5,060	4,397	3,356	2,808	1,106	572	4,890
4,064	2,238	2,160	2,148	2,645	3,057	2,918

482,261	460,986	434,010	396,336	362,763	296,313	272,624
390,184	377,721	357,210	350,482	331,771	248,481	209,309

92,077	83,265	76,800	45,854	30,993	47,832	63,315
27,520	26,549	24,006	13,665	8,675	14,965	20,999
—	—	—	—	—	—	2,645

$64,557	$56,716	$52,794	$32,189	$22,318	$32,867	$44,960

$1,155,214	$1,084,064	$1,027,660	$886,017	$841,123	$718,074	$653,819
$1,335,347	$1,246,659	$1,170,066	$1,019,330	$965,433	$847,870	$766,077
$723,031	$653,893	$596,057	$535,824	$487,659	$429,930	$365,148
$—	$—	$—	$—	$—	$—	$—
$926,679	$823,037	$787,135	$696,018	$656,823	$592,885	$505,091
$408,668	$423,622	$382,931	$323,312	$308,610	$254,985	$260,986
$0.81	$0.69	$0.65	$0.39	$0.27	$0.40	$0.55
$0.80	$0.69	$0.64	$0.39	$0.27	$0.40	$0.55
$0.2363	$0.2188	$0.1988	$0.1938	$0.1875	$0.1713	$0.14
$0.24	$0.225	$0.20	$0.195	$0.19	$0.18	$0.145
$5.16	$5.18	$4.69	$3.96	$3.78	$3.13	$3.20
$8.16	$12.13	$8.63	$6.31	$8.38	$5.50	$5.75
10.2x	17.6x	13.4x	16.0x	30.6x	13.7x	10.4x
79,962	81,668	81,574	81,572	81,572	81,572	81,572
80,471	82,297	81,862	81,687	81,622	81,621	81,627
$12,015,536	$11,000,049	$10,246,400	$9,463,055	$8,642,907	$7,867,808	$7,064,335
600	575	574	587	585	562	562

Management’s Discussion and Analysis	alfa
ALFA CORPORATION

Management’s Discussion and Analysis is intended to update the reader on matters affecting the financial condition and results of operations of Alfa Corporation and its subsidiaries for the three years ended December 31, 2003. As a result, the following discussion should be read in conjunction with the consolidated financial statements and notes that are included in this annual report to stockholders for the year ended December 31, 2003.

The Company is a financial services holding company affiliated with the Alfa Mutual Insurance Companies, which own 55.0% of the Company’s common stock. The Company’s primary business is personal lines of property and casualty insurance and life insurance. At December 31, 2003, it also had noninsurance subsidiaries that engaged in consumer financing, commercial leasing, real estate investments, residential and commercial construction, and real estate sales. The Company and its subsidiaries together with the Alfa Mutual Insurance Companies currently service almost 1.3 million policyholders primarily in Alabama, Georgia and Mississippi.

The Company’s revenue consists mainly of premiums earned, policy charges and net investment income. Benefit and settlement expenses consist primarily of claims paid and claims in process and pending and include an estimate of amounts incurred but not yet reported along with loss adjustment expenses. Other operating expenses consist primarily of compensation expenses and other overhead business expenses.

Operating results are reported through three primary business segments: property and casualty insurance operations, life insurance operations and noninsurance operations. Property and casualty insurance operations accounted for 78.6% of revenues and 65.8% of net income in 2003. Life insurance operations generated 19.3% of revenues and 31.4% of net income in 2003. In addition to the three primary business segments, information is also included within the accompanying footnotes on corporate overhead expenses and eliminated intercompany transactions.

Future results of operations will depend in part on the Company’s ability to predict and control benefit and settlement expenses through underwriting criteria, product design and negotiation of favorable vendor contracts. The Company must also seek timely and accurate rate changes from insurance regulators in order to meet strategic business objectives. Selection of insurable risks, proper collateralization of loans and leases and continued staff development also impact the operating results of the Company. The Company’s inability to mitigate any or all risks mentioned above or other factors may adversely affect its profitability.

RESULTS OF OPERATIONS

The following table sets forth consolidated summarized income statement information for the years ended December 31, 2003, 2002 and 2001:

	Years Ended December 31,
	2003	2002	2001
	(in thousands, except share and per share data)
Revenues
Property and casualty insurance premiums	$459,057	$428,100	$396,862
Life insurance premiums and policy charges	66,172	63,005	56,007

Total premiums and policy charges	$525,229	$491,105	$452,869

Net investment income	$83,509	$88,506	$84,714

Total revenues	$618,047	$587,548	$546,296

Net income
Insurance operations
Property and casualty insurance	$53,116	$48,414	$45,989
Life insurance	19,058	18,384	19,792

Total insurance operations	$72,174	$66,798	$65,781
Noninsurance operations	4,027	4,635	3,552
Net realized investment gains	4,071	3,354	4,191
Corporate	(1,803)	(3,079)	(3,562)
Cumulative effect of changes in accounting principles	0	0	(456)

Net income	$78,469	$71,708	$69,506

Net income per share
Basic	$0.98	$0.91	$0.89

Diluted	$0.98	$0.90	$0.88

Weighted average shares outstanding
Basic	79,808,669	78,804,265	78,316,112

Diluted	80,390,001	79,546,788	78,963,282

alfa	Management’s Discussion and Analysis
ALFA CORPORATION

Total premiums and policy charges increased $34.1 million, or 6.9% in 2003 and $38.2 million, or 8.4% in 2002. Property and casualty premiums grew $31.0 million, or 7.2% in 2003 and $31.2 million, or 7.9% in 2002. The growth was a result of increased production, the positive impact of rate increases and strong persistency. Life insurance premiums and policy charges increased $3.2 million, or 5.0% in 2003, and $7.0 million, or 12.5% in 2002. Excluding group premiums, the growth rates in life insurance premiums and policy charges were 5.5% and 11.4% in 2003 and 2002, respectively, and are due to production of new business. Net investment income declined 5.6% in 2003 due to lower market yields and a reduction in partnership income. Positive cash flows resulted in an increase in invested assets in both 2003 and 2002. Partially offsetting this asset growth in 2002 was a slight decline in yield that together with the change in invested assets led to an increase in net investment income of 4.5%. A lower overall portfolio yield partially offset growth in both the loan and lease portfolios in both 2003 and 2002.

Operating income for the property and casualty subsidiaries increased by approximately $4.7 million in 2003 on the strength of an increase in earned premiums of 7.2%. Management believes operating income, a non-GAAP financial measure, serves as a meaningful tool for assessing the profitability of the Company’s ongoing operations as it eliminates the effect of securities market volatility from earnings. Operating income is defined by the Company as net income excluding realized investment gains and losses, net of applicable taxes. The property and casualty underwriting margin increased from 7.8% in 2002 to 9.0% in 2003. Excluding the 1.7% impact of catastrophic losses, the overall loss ratio would have been 60.0%, a decrease from the comparable ratio of 61.1% in 2002. An increase in the expense ratio was driven by changes in the contract the property and casualty subsidiaries maintain with each of its independent exclusive agents outside of Alabama. Investment income declined for the second consecutive year due to the reduction in partnership earnings and the low interest rate environment.

Life insurance operating income increased $674,000 or 3.7% in 2003 primarily due to a favorable development in a class action lawsuit. While premiums grew by 5.0%, net investment income declined by 5.4% as yields decreased. The mortality ratio increase from 92% in 2002 to 105% in 2003 was partially offset by the reduction in legal expenses leading to a 1.1% increase in benefits and expenses.

Noninsurance operating income decreased 13.1% in 2003 after increasing 30.5% in 2002. The decline in earnings in 2003 was partially attributable to additional bad debt reserves established in the commercial lease sector of the finance subsidiary. Conversely, income in 2002 was favorably impacted by higher earnings in the consumer financing and commercial leasing segments. While the real estate subsidiary generated 35.7% more in earnings in 2003, the construction and benefits subsidiaries’ operating earnings decreased by approximately $121,000 and $498,000, respectively. Corporate expenses decreased by $1.3 million in 2003 after falling by approximately $500,000 in 2002. Favorable interest rates lowered the costs associated with the Company’s short-term borrowings in both years. In addition, in 2003, corporate expenses were positively impacted by onetime adjustments made to reserves for employee benefit costs of $1.7 million.

Net income improved 8.3% on a per diluted share basis in 2003 compared to 2002 and increased 2.4% on a similar basis in 2002 compared to 2001.

PROPERTY AND CASUALTY INSURANCE OPERATIONS

The following table sets forth the components of property and casualty insurance earned premiums, net underwriting income, GAAP basis loss, expense and combined ratios, underwriting margin, net investment income and operating income for the years ended December 31, 2003, 2002 and 2001:

	Years Ended December 31,
	2003	2002	2001
	(in thousands)
Earned premiums
Personal lines	$441,668	$411,014	$379,933
Commercial lines	15,325	14,332	14,062
Pools, associations and fees	4,732	4,596	4,363
Reinsurance ceded	(2,668)	(1,842)	(1,496)

Total	$459,057	$428,100	$396,862

Net underwriting income	$41,122	$33,407	$31,368

Loss ratio	61.7%	62.9%	61.7%
LAE ratio	3.9%	4.3%	3.6%
Expense ratio	25.4%	25.0%	26.8%

GAAP basis combined ratio	91.0%	92.2%	92.1%

Underwriting margin	9.0%	7.8%	7.9%

Net investment income	$28,503	$30,434	$31,278

Operating income before tax	$69,626	$64,232	$62,362

Operating income, net of tax	$53,116	$48,414	$45,989

2003 Compared to 2002

Property and casualty premiums increased $31.0 million, or 7.2% in 2003, due to an increase in sales production of new business and the positive impact of homeowner rate increases. These factors have contributed to the growth in personal lines earned premiums of 7.5% and 8.2% in 2003 and 2002, respectively.

The property and casualty subsidiaries’ core underwriting results continued to be favorable in comparison to other insurance carriers due in part to a continued strong automobile loss ratio of 63.7%. As the largest line of business within the Company, automobile comprised 62.5% of property and casualty written premiums in 2003. The overall loss ratio decreased to 61.7% in 2003 from 62.9% in 2002. During 2003, the Alfa Group had approximately $69.0 million in gross catastrophe losses from tornadoes and other severe weather in the second quarter. The Company’s earnings were negatively impacted by $7.9 million pre-tax, or $0.06 per share, as a result of this storm activity.

Loss adjustment expenses in 2003 were 3.9% of earned premiums compared to 4.3% in 2002. This decrease in the loss adjustment expense ratio (LAE) is primarily attributable to reserve reductions recorded following the Company’s actuarial analysis of required reserves.

Management’s Discussion and Analysis	alfa
ALFA CORPORATION

The increase in the expense ratio from 25.0% in 2002 to 25.4% in 2003 was due primarily to adjustments in reserves established to cover the cost of purchasing books of business from independent exclusive agents upon their separation from the Company. The expense ratio will continue to be an area where the Company will be challenged as it seeks to secure benefits from technology initiatives as each new system is implemented. The increased underwriting margin was primarily attributable to the improvement in the overall loss ratio as the changes in the LAE ratio and the expense ratio offset one another. Underwriting margin, a non-GAAP financial measure, represents the percentage of each premium dollar earned which remains after losses, loss adjustment expenses and other operating expenses.

Operating income increased by approximately $4.7 million as a decrease in net investment income of $1.9 million partially offset the favorable underwriting results. While the profitable underwriting results generated positive cash flows and an increase in invested assets of 7.1%, net investment income fell to $28.5 million in 2003. At December 31, 2003, the Company’s property and casualty subsidiaries’ Adjusted Capital calculated in accordance with NAIC Risk-Based Capital (RBC) guidelines was $323.4 million compared to the Authorized Control Level (Required) RBC of $22.8 million. These measures serve as a benchmark for the regulation of an organization’s solvency by state insurance regulators.

2002 Compared to 2001

Earned premiums increased $31.2 million, or 7.9% in 2002, due to sales production of new business, the positive impact of homeowner rate increases, and a favorable lapse ratio, the percentage of nonrenewing policies, of 3.86%. A rate increase in the fourth quarter of 2001 led to an increase in the proportion of earned premiums attributable to homeowner business as it grew from 20.4% in 2002 to 21.0% in 2002. As the largest line of business within the Company, automobile accounted for 64.4% of property and casualty earned premiums in 2002, a slight decline from 64.6% in 2001.

Operating income increased by approximately $2.4 million despite $7.5 million in pre-tax catastrophic storm losses in 2002. Over $7.4 million in similar losses were incurred in 2001. The underwriting margin of 7.8% in 2002 was the result of a 62.9% loss ratio (61.1% excluding storm losses), a 4.3% LAE ratio and a 25.0% expense ratio compared to a loss ratio of 61.7%, an LAE ratio of 3.6% and an expense ratio of 26.8% in 2001. The non-storm loss ratio increase was due primarily to a higher loss ratio in the automobile line of business.

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

The increase in the LAE ratio of 0.7% of premium is primarily attributable to reserve adjustments made in 2001 following an analysis of the impact new mandatory insurance laws in Alabama had on expenses. The results in 2002 reflect a more normalized trend of costs associated with settling claims. Another factor in the relatively stable underwriting margin was a decrease in the expense ratio from 2001 levels despite additional expenses related to the Company’s implementation of new financial reporting systems.

Invested assets grew 10.6% in 2002 while investment income decreased 2.7% due to a decline in distributions from partnerships. At December 31, 2002, the Company’s property and casualty subsidiaries’ Adjusted Capital calculated in accordance with NAIC Risk-Based Capital (RBC) guidelines was $291.3 million compared to the Authorized Control Level (Required) RBC of $19.7 million.

LIFE INSURANCE OPERATIONS

The following table sets forth life insurance premiums and policy charges, by type of policy, net investment income, benefits and expenses and life insurance operating income for the years ended December 31, 2003, 2002 and 2001:

	Years Ended December 31,
	2003	2002	2001
	(in thousands)
Premiums and policy charges
Universal life policy charges	$18,823	$17,680	$16,279
Universal life policy charges - COLI	3,245	3,168	2,677
Interest sensitive life policy charges	10,475	10,697	10,105
Traditional life insurance premiums	33,087	30,748	26,682
Group life insurance premiums	542	712	264

Total	$66,172	$63,005	$56,007

Net investment income	$44,735	$47,290	$46,623

Benefits and expenses	$76,368	$75,524	$66,929

Operating income before tax	$25,751	$26,210	$27,653

Operating income, net of tax	$19,058	$18,384	$19,792

2003 Compared to 2002

The Company’s life insurance premiums and policy charges increased $3.2 million, or 5.0% in 2001. Universal life policy charges and traditional premiums increased by $1.2 million and $2.3 million, respectively. Meanwhile, interest sensitive life policy charges declined by approximately $222,000 or 2.1% and first year collected premiums decreased by 0.4%. Overall, new business premium decreased by 3.4% while persistency was unchanged at 92.9%.

Life insurance operating income, net of tax, increased approximately $674,000, or 3.7% in 2003. Death claims increased $5.3 million, or 27.4% in 2003, and mortality increased from 92% in 2002 to 105% in 2003. Mortality, a non-GAAP financial measure, represents the percentage of

alfa	Management’s Discussion and Analysis
ALFA CORPORATION

actuarially expected claims paid. Therefore, in 2003, the Company experienced unfavorable financial results due to the higher than anticipated mortality ratio. Investment income decreased 5.4% while invested assets grew by 8.3% due to positive cash flows. General expenses declined 26.9% as legal expenses decreased following the favorable conclusion of a class-action lawsuit against the Company. Amortization of deferred acquisition costs increased as costs for medical exam fees, commissions and other deferrable expenses from continued production over the past several years was amortized. At December 31, 2003, the life subsidiary’s Adjusted Capital calculation in accordance with NAIC Risk-Based Capital (RBC) guidelines was $155.5 million compared to the Authorized Control Level (Required) RBC amount of $10.7 million.

2002 Compared to 2001

The Company’s life insurance premiums and policy charges increased $7.0 million, or 12.5% in 2002. Universal life policy charges and traditional premiums increased by $1.9 million and $4.1 million, respectively. The increase in traditional premiums was due to continued increases in term product production. In addition, interest sensitive life policy charges grew by $592,000 or 5.9%. New business premium increased 4.2% while persistency declined slightly from 93.1% to 92.9%.

Life insurance operating income, net of tax, decreased approximately $1.4 million, or 7.1% in 2002. Death claims increased $252,000, or 1.3% in 2002, and mortality declined from 107% in 2001 to 92% in 2002. Investment income increased 1.4% while invested assets grew by 8.2% due to positive cash flows. General expenses increased by approximately $3.4 million or 35.0% primarily due to accruals established for pending litigation of $2.9 million. Amortization of deferred acquisition costs grew by 6.4%, a rate slightly higher than growth in new business as costs associated with prior production were amortized over the estimated policy lives.

At December 31, 2002, the life subsidiary’s Adjusted Capital calculation in accordance with NAIC Risk-Based Capital (RBC) guidelines was $135.1 million compared to the Authorized Control Level (Required) RBC amount of $10.3 million.

NONINSURANCE OPERATIONS

2003 Compared to 2002

Earnings from noninsurance operations decreased approximately $608,000 or 13.1% in 2003. Growth of both the loan and lease portfolios was offset by lower yields and an increase in leases charged off resulting in a decrease in income of approximately $203,000, or 5.5%, in the consumer finance and commercial leasing subsidiary. The loan portfolio grew by 5.5% to $100.6 million while the yield on the portfolio at December 31 decreased 59 basis points in 2003. The commercial lease portfolio increased by 26.1% to $117.7 million in 2003 due to higher levels of production. Noninsurance earnings in 2003 were also impacted by declines in income from the construction and benefits subsidiaries of approximately $121,000 and $498,000, respectively. The realty subsidiary, however, benefitted from lower mortgage rates that yielded a $217,000 increase in income.

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

Operating income from the construction subsidiary increased by approximately $62,000 in 2002 due to higher levels of commercial construction activity during the first half of the year. Income from the Company’s subsidiary covering certain employee benefits decreased by approximately $81,000 while earnings from the real estate subsidiary increased by over $42,000.

CORPORATE

2003 Compared to 2002

Corporate expense decreased $1.3 million, or 41.4% in 2003 primarily due to one-time adjustments made to reserves for employee benefit costs of $1.7 million. In addition, interest expense on short-term borrowings declined slightly. While corporate debt decreased from $63.9 million at the end of 2002 to $52.6 million on December 31, 2003, the average rate decreased from 1.4% to 1.2%. As in 2002, other general corporate operating expenses remained relatively stable in 2003.

2002 Compared to 2001

In 2002, corporate expenses decreased approximately $483,000, or 13.6% due primarily to lower interest expense related to the Company’s commercial paper borrowings. Favorable trends in short-term interest rates allowed the Company’s interest expense to decline significantly from levels experienced in 2001. While corporate debt increased from $52.1

Management’s Discussion and Analysis	alfa
ALFA CORPORATION

million at the end of 2001 to $63.9 million on December 31, 2002, the average rate decreased from 2.1% to 1.4%. Partially offsetting the decline in interest expense was the impact of an increase in corporate legal expenses in 2002. During 2001, corporate legal reserves were reduced by approximately $300,000, producing an unfavorable comparison between the two years. Other general corporate operating expenses remained relatively stable.

INVESTMENTS

The Company has historically produced positive cash flow from operations which has resulted in increasing amounts of funds available for investment and, consequently, higher investment income. Investment income is also affected by investment yields. Information about cash flows, invested assets and yields are presented below for the years ended December 31, 2003, 2002 and 2001:

	Years Ended December 31,
	2003	2002	2001
(Decrease) increase in cash flow from operations	(4.9%)	3.8%	(13.6%)
Increase in invested assets	8.1%	11.8%	10.0%
Investment yield	5.8%	6.5%	7.0%
Decrease(increase) in net investment income	(5.6%)	4.5%	16.2%

The decrease in cash flow from operations in 2003 was due primarily to a reduction in other liabilities including declines in accounts payable, amounts held for others and legal reserves. Property and casualty underwriting income of $41.1 million in 2003, $33.4 million in 2002 and $31.4 million in 2001 positively impacted cash flow from operations. In addition, the COLI plan in the life insurance subsidiary provided approximately $16 million in additional cash flow in 2003, $15 million in 2002 and $15 million in 2001. As a result of overall positive cash flows, invested assets based on amortized cost, which excludes the impact of Statement of Financial Accounting Standard (SFAS) No. 115, grew 7.5% in 2003, 11.4% in 2002 and 11.7% in 2001. Net investment income decreased 5.6% after increasing 4.5% in 2002 and 16.2% in 2001. The overall yield, calculated using amortized cost, decreased slightly in 2003 and 2002. Conversely, the yield increased slightly in 2001. The decrease in the yield in 2003 is partially due to prepayments within the Company’s mortgage-backed portfolio. Higher yielding mortgages were paid off and reinvested at lower yields. In addition, corporate and municipal bonds that were called or matured were reinvested at lower yields. Furthermore, additional cash generated by operations in 2003 was invested at a rate lower than the portfolio rate due to the continuing decline in interest rates. The Company had realized investment gains of approximately $6.3 million in 2003, $5.2 million in 2002 and $6.4 million in 2001. These gains are from sales of equity securities, gains in the Company’s put option and covered call option writing program and gains from sales of fixed maturities available for sale.

The composition of the Company’s investment portfolio is as follows at December 31, 2003 and 2002:

	December 31,
	2003	2002
Fixed maturities
Taxables
Mortgage-backed (CMOs)	25.5%	27.0%
Corporate bonds	21.0	24.0

Total taxable	46.5	51.0
Tax exempts	18.2	16.8

Total fixed maturities	64.7	67.8

Equity securities	7.8	3.9
Real estate	.1	.2
Policy loans	3.1	3.2
Collateral loans	5.6	6.3
Commercial leases	6.6	5.6
Other long-term investments	6.2	6.9
Short-term investments	5.9	6.1

	100.0%	100.0%

The majority of the Company’s investment portfolio consists of fixed maturities which are diverse as to both industry and geographic concentration. In 2003, the overall mix of investments remained relatively stable with the exceptions of a shift from fixed maturities to equity securities and the continued growth in the Company’s lease portfolios.

The rating of the Company’s portfolio of fixed maturities using the Standard & Poor’s rating categories is as follows at December 31, 2003 and 2002:

	December 31,
	2003	2002
AAA to A-	90.9%	88.9%
BBB+ to BBB-	8.4	10.8
BB+ and below (below investment grade)	.7	.3

	100.0%	100.0%

At December 31, 2003, all securities in the fixed maturity portfolio were rated by an outside rating service. The Company considers bonds with a quality rating of BB+ and below to be below investment grade or high yield bonds (also called junk bonds).

At December 31, 2003, approximately 39.4% of fixed maturities were mortgage-backed securities. Such securities are comprised of Collateral Mortgage Obligations (CMO’s) and pass through securities. Based on reviews of the Company’s portfolio of mortgage-backed securities, the impact of prepayment risk on the Company’s financial position is not believed to be significant. These risks are discussed in more detail below in the Market Risk Disclosures section. At December 31, 2003, the Company’s total portfolio of fixed maturities had gross unrealized gains of $62.4 million and gross unrealized losses of $4.8 million. All securities are priced by nationally recognized pricing services or by broker/dealers securities firms. During 2003, the Company sold approximately $68.9 million in fixed maturities available for sale. These sales resulted in gross realized gains of $1,644,188 and gross realized losses of $2,519,043.

alfa	Management’s Discussion and Analysis
ALFA CORPORATION

During 2002, the Company sold approximately $108.2 million in fixed maturities available for sale. These sales resulted in gross realized gains of $4,866,178 and gross realized losses of $6,343,657.

The Company monitors its level of investments in high yield fixed maturities and its level of equity investments in companies that issue high yield debt securities. Management believes the level of such investments is not significant to the Company’s financial condition. At December 31, 2003, the Company had unrealized gains in such investments of approximately $4.1 million compared to unrealized losses of approximately $98,000 at December 31, 2002. The Company recognized a net loss of $3,435,349 on disposals of high yield debt securities in 2002. No such disposals occurred in 2003.

It is the Company’s policy to write down securities whose declines in value have been deemed to be other than temporary. The amount written down represents the difference between the cost or amortized cost and the fair value at the time of determining the security was impaired. Quarterly reviews are conducted by the Company to ascertain which securities, if any, have become impaired in value. Investments in securities entail general market risk as well as company specific risk. The year of 2003 represented a return to generally favorable equity markets after three consecutive years of decline. In 2003, the Company wrote down six equity securities totaling $953,349 whose declines in value were deemed to be other than temporary. Similarly, in 2002, the Company wrote down four bond issues totaling $1,169,570 and eleven equity securities totaling $3,653,050 whose declines in value were deemed to be other than temporary. There were no nonperforming bonds included in the portfolio at either December 31, 2003 or December 31, 2002.

Of the Company’s approximately $4.8 million in gross unrealized losses on fixed maturities available for sale, approximately $149,000 or 3.1 % are related to corporate securities, $3.9 million or 80.3% to mortgage-backed securities, $469,000 or 9.7% to United States treasury securities and obligations of United States government corporations and agencies and $336,000 or 6.9% to obligations of states and political subdivisions. At December 31, 2003, gross unrealized losses of approximately $400,000 existed on equity securities directly owned by the Company. Of this amount, the greatest concentrations of gross unrealized losses were in the healthcare and consumer discretionary sectors where the Company had losses of approximately $129,000 and $107,000, respectively. In assessing each security, the Company analyzes the industry and earnings trends of the underlying issuer, the length of time the security has continuously been in a loss position, and the magnitude of the loss in comparison to its cost. Generally, the Company writes down securities that have been continuously in a loss position of at least 20% for six consecutive months. In addition, management reviews the underlying causes for any significant loss position within the debt securities to determine if the item is impaired. Due to the subjectivity of the write down process, there are risks and uncertainties that could impact the Company’s future earnings and financial position. If recoveries in the price of securities fail to materialize, the Company’s earnings and financial position will be negatively impacted. The Company’s investment philosophy is one that generally looks for long-range growth based on the Company’s willingness and ability to hold investments for extended periods of time.

No equity security or fixed maturity had experienced a reduction in value of at least 20% at the end of 2003. The Company’s general practice is to re-evaluate any security written down on a periodic basis in order to determine whether additional impairment has occurred.

At December 31, 2003, the Company held non-investment grade fixed maturities with a cost of $7,994,039 and a fair value of $8,323,865. While these securities represent 0.7% of both the cost and fair value of the Company’s fixed maturity portfolio, only one of these investments was in an unrealized loss position. Additionally, at December 31, 2003, the Company owned equity securities that have issued “junk” bonds with a cost of $7,046,928 and a fair value of $10,784,140. These securities had gross unrealized gains of $3,786,196 and gross unrealized losses of $48,984 at the end of the year. These unrealized losses comprised 7.7% of the total fair value of and 2.1% of the total gross unrealized losses from equity securities for the Company at December 31, 2003.

The table below shows a breakdown of the unrealized losses on fixed maturities at December 31, 2003 based on the maturity date of each.

Gross Unrealized Loss
Less than 1 year	$552,888
Between 1 and 3 years	309,063
Between 3 and 5 years	202,478
Between 5 and 10 years	466,288
Between 10 and 20 years	2,688,803
Over 20 years	628,604

$4,848,124

Of the fixed maturities experiencing declines in value at December 31, 2003, one was in a loss position of over $500,000. This security had an unrealized loss of approximately $708,000 at the end of 2003 with a carrying value of approximately $15.3 million and a maturity date in 2014. Of the equity securities directly owed by the Company with unrealized losses at December 31, 2003, none were in loss positions of over $100,000.

The Company’s investment in collateral loans and commercial leases consists primarily of consumer loans and commercial leases originated by the finance subsidiary. These loans and leases are collateralized by automobiles, equipment and other property. At December 31, 2003, the delinquency ratio on the loan portfolio was 1.52%, or $1.5 million and the delinquency ratio on the lease portfolio was 2.29%, or $3.1 million. Loans charged off in 2003 totaled $385,846 or 0.4% of the average outstanding loan portfolio while leases charged off in 2003 were $2,265,023 or 2.1% of the average outstanding lease portfolio. At December 31, 2003, the Company maintained an allowance for loan losses of $1,183,587 or approximately 1.2% of the outstanding loan balance. In addition, at December 31, 2003, the Company maintained an allowance for lease losses of $3,487,123 or approximately 2.9% of the outstanding lease balance. Other significant long-term investments include assets leased under operating leases, partnership investments, monthly billing paper and certain other investments.

During the third quarter of 2002, the Company’s finance subsidiary, Alfa Financial Corporation, invested $13.5 million in MidCountry Financial, a financial services holding company with one wholly-owned subsidiary, Heights Finance Corp. Heights Finance Corp. was acquired by MidCountry Financial on August 30, 2002 and is a consumer finance company doing business in five Midwestern states. Alfa Financial’s investment gave it a 42 percent ownership in the newly formed entity. As a result

Management’s Discussion and Analysis	alfa
ALFA CORPORATION

of this significant ownership percentage, Alfa Financial accounts for earnings from MidCountry Financial using the equity method of accounting. Pretax operating income of approximately $965,000 positively impacted 2003 results.

MARKET RISK DISCLOSURES

The Company’s investments and certain of its debt liabilities are financial instruments which are subject to market risk, or the risk of potential loss in fair value, future earnings or cash flow as a result of changes in equity prices, interest rates, foreign exchange rates and commodity prices. The primary market risks to the Company are equity price risk associated with investments in equity securities and interest rate risk associated with investments in fixed maturities. The Company’s exposure to commodity risk or foreign exchange risk is immaterial.

INTEREST RATE RISK

The Company’s fixed maturity investments and borrowings are subject to interest rate risk. Increases and decreases in interest rates typically result in decreases and increases in the fair value of these financial instruments.

The Company’s fixed income portfolio is invested predominantly in high quality corporate, mortgage-backed, government and municipal bonds. The fixed income portfolio has an average effective duration of 5.56 years and an average quality rating of AA1. The changes in the fair value of the fixed maturity portfolio are presented as a component of stockholders’ equity in accumulated other comprehensive income, net of taxes.

The Company works to manage the impact of interest rate fluctuations on its fixed income portfolio. The effective duration of the portfolio is managed to diversify its distribution. This duration distribution, as well as the portfolio’s moderate duration, serves to curb the impact of large swings in interest rates on the fixed income portfolio.

EQUITY PRICE RISK

The Company invests in equity securities which have historically, over long periods of time, produced higher returns relative to fixed income investments. The Company seeks to invest at reasonable prices in companies with solid business plans and capable management. The Company intends to hold these investments over the long-term. This focus on long-term total investment returns may result in variability in the level of unrealized investment gains and losses from one period to the next. The changes in the estimated fair value of the equity portfolio are presented as a component of stockholders’ equity in accumulated other comprehensive income, net of taxes.

At December 31, 2003, the Company’s equity portfolio was concentrated in terms of the number of issuers and industries. At December 31, 2003, the Company’s top ten equity holdings represented $23.3 million or 27.1% of the equity portfolio. Investments in the healthcare sectors represented 19.6% while energy, consumer discretionary, and combined financial holdings represented 18.5%, 15.3%, and 14.3%, respectively, of the equity portfolio at December 31, 2003. No other sector represented over 10% of the equity portfolio. Such concentration can lead to higher levels of short-term price volatility. Due to its long-term investment focus, the Company is not as concerned with short-term volatility as long as its subsidiaries’ ability to write business is not impaired.

The table below summarizes the Company’s equity price risk and shows the effect of a hypothetical 20% increase and a 20% decrease in market prices as of December 31, 2003. The selected hypothetical changes do not indicate what could be the potential best or worst case scenarios.

Estimated Fair Value of Equity Securities at 12/31/03	Hypothetical Price Change	Estimated Fair Value After Hypothetical Change in Prices	Hypothetical Percentage Increase (Decrease) in Stockholders’ Equity
(dollars in thousands)
$140,553	20% increase	$168,664	2.9%
	20% decrease	$112,443	(2.9%)

INCOME TAXES

The effective tax rate was 26.4% in 2003, 27.8% in 2002 and 28.7% in 2001. The slight decrease in income tax expense in 2003 when compared to 2002 is due primarily to additional federal tax credits on certain investments and an adjustment in the Company’s overall deferred tax liability. The slight increase in income tax expense in 2002 when compared to 2001 are due primarily to the changes in income before provision for income taxes adjusted by the fluctuation in the effective rate due to the relative mix of taxable versus tax-exempt income.

IMPACT OF INFLATION

Inflation increases consumers’ needs for both life and property and casualty insurance coverage. Inflation increases claims incurred by property and casualty insurers as property repairs, replacements and medical expenses increase. Such cost increases reduce profit margins to the extent that rate increases are not maintained on an adequate and timely basis. Since inflation has remained relatively low in recent years, financial results have not been significantly impacted by inflation.

LIQUIDITY AND CAPITAL RESOURCES

Alfa Corporation receives funds from its subsidiaries consisting of dividends, payments for funding federal income taxes, and reimbursement of expenses incurred at the corporate level for the subsidiaries. These funds are used for paying dividends to stockholders, corporate interest and expenses, federal income taxes, and for funding additional investments in its subsidiaries’ operations.

Alfa Corporation’s subsidiaries require cash in order to fund policy acquisition costs, claims, other policy benefits, interest expense, general operating expenses, and dividends to Alfa Corporation. The major sources of the Company’s liquidity are operations and cash provided by maturing or liquidated investments. A significant portion of the Company’s investment portfolio consists of readily marketable securities which can be sold for cash. Based on a review of the Company’s matching of asset and liability maturities and on the interest sensitivity of the majority of policies in force, management believes the ultimate exposure to loss from interest rate fluctuations is not significant.

Net cash provided by operating activities for the last three years approximated $102 million, $107 million, and $103 million, respectively.

alfa	Management’s Discussion and Analysis
ALFA CORPORATION

INTEREST RATE RISK VOLATILITY

The estimated fair value of the Company’s investment portfolio at December 31, 2003 was $1.815 billion, 64.3% of which was invested in fixed maturities, 7.8% in equity securities, 6.2% in mortgage and collateral loans, 6.6% in commercial leases, 5.8% in short-term investments and 9.3% in other long-term investments.

The table below summarizes the Company’s interest rate risk and shows the effect of a hypothetical change in interest rates as of December 31, 2003. The selected hypothetical changes do not indicate what would be the potential best or worst case scenarios.

(Dollars in Thousands)	Estimated Fair Value at December 31, 2003	Estimated Change In Interest Rate (bp=basis points)	Estimated Fair Value After Hypothetical Change in Interest Rate	Hypothetical Percentage Increase (Decrease) in Stockholders’ Equity
FIXED MATURITY INVESTMENTS
U.S. Treasury Securities and obligations of U.S. government corporations and agencies	$73,202	200 bp decrease 100 bp decrease 100 bp increase 200 bp increase	$77,877 75,882 68,941 64,496	0.3 0.2 (0.3 (0.6	% ) )
Tax-exempt obligations of states, municipalities and political subdivisions	$322,815	200 bp decrease 100 bp decrease 100 bp increase 200 bp increase	$372,518 347,810 298,055 274,838	5.2 2.6 (2.6 (5.0	% ) )
Mortgaged-backed securities	$460,111	200 bp decrease 100 bp decrease 100 bp increase 200 bp increase	$485,195 476,240 434,509 402,123	1.7 1.1 (1.7 (3.9	% ) )
Corporate, taxable municipal and other debt securities	$310,464	200 bp decrease 100 bp decrease 100 bp increase 200 bp increase	$342,719 325,749 294,593 280,244	2.2 1.0 (1.1 (2.0	% ) )
TOTAL FIXED MATURITIES	$1,166,952	200 bp decrease 100 bp decrease 100 bp increase 200 bp increase	$1,278,309 1,225,681 1,096,098 1,021,701	7.5 4.0 (4.8 (9.8	% ) )
MORTGAGE AND COLLATERAL LOANS	$112,234	200 bp decrease 100 bp decrease 100 bp increase 200 bp increase	$118,353 116,169 105,989 98,089	* * * *
SHORT-TERM INVESTMENTS	$105,782	200 bp decrease 100 bp decrease 100 bp increase 200 bp increase	$112,538 109,655 99,625 93,202	* * * *
LIABILITIES
1.13% to 1.16% Commercial Paper	$164,444	200 bp decrease 100 bp decrease 100 bp increase 200 bp increase	$174,946 170,464 154,872 144,886	* * * *
Short-Term Notes Payable	$37,094	200 bp decrease 100 bp decrease 100 bp increase 200 bp increase	$39,463 38,452 34,935 32,682	* * * *

*	Changes in estimated fair value have no impact on stockholders’ equity

Management’s Discussion and Analysis	alfa
ALFA CORPORATION

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

The Company’s contractual obligations at December 31, 2003 are summarized below:

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Operating Leases	$249,354	$170,318	$79,036	$—	$—
Capital Lease Obligations	—	—	—	—	—
Unconditional Purchase Obligations	—	—	—	—	—
Notes Payable to Affiliates	37,093,776	37,093,776	—	—	—
Long-Term Debt	70,000,000	—	—	—	70,000,000
Other Long-Term Obligations	—	—	—	—	—

Total Contractual Obligations	$107,343,130	$37,264,094	$79,036	$—	$70,000,000

The Company maintains a variety of funding agreements in the form of lines of credit with affiliated entities. The chart below depicts, at December 31, 2003 the cash outlay by the Company representing the potential full repayment of lines of credit it has outstanding with others. Also included with the amounts shown as “lines of credit” are the potential amounts the Company would have to supply to other affiliated entities if they made full use of their existing lines of credit during 2004 with the Company’s finance subsidiary, Alfa Financial Corporation. Other commercial commitments of the Company shown below include commercial paper outstanding, scheduled fundings of partnerships, funding of a policy administration system project of the life subsidiary and loans sold to members of the Alfa Mutual Group through which recourse against the finance subsidiary is available if repayment by the customer fails to occur.

	Amount of Commitment Expiration Per Period
	Total Amounts Committed	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Lines of Credit	$28,165,000	$—	$8,165,000	$20,000,000	$—
Standby Letters of Credit	—	—	—	—	—
Guarantees	5,378,270	200,000	4,067,140	1,111,130	—
Standby Repurchase Obligations	—	—	—	—	—
Other Commercial Commitments	240,907,112	212,415,659	26,234,981	2,019,871	236,601

Total Commercial Commitments	$274,450,382	$212,615,659	$38,467,121	$23,131,001	$236,601

alfa	Management’s Discussion and Analysis
ALFA CORPORATION

Such net positive cash flows provide the foundation of the Company’s assets/liability management program and are the primary drivers of the Company’s liquidity. As previously discussed, the Company also maintains a diversified portfolio of fixed maturity and equity securities which provide a secondary source of liquidity should net cash flows from operating activities prove inadequate to fund current operating needs. Management believes that such an eventuality is unlikely given the Company’s product mix (primarily short-duration personal lines property and casualty products), its ability to adjust premium rates (subject to regulatory oversight) to reflect emerging loss and expense trends and its catastrophe reinsurance program, amongst other factors.

Assessment of credit risk is a critical factor in the Company’s consumer loan and commercial leasing subsidiary. All credit decisions are made by personnel trained to limit loss exposure from unfavorable risks. In attempting to manage risk, the Company regularly reviews delinquent accounts and adjusts reserves for potential loan losses and potential lease losses. To the extent these reserves are inadequate at the time an account is written off, income would be negatively impacted. In addition, the Company monitors interest rates relative to the portfolio duration. Rising interest rates on commercial paper issued, the primary source of funding portfolio growth, could reduce the interest rate spread if the Company failed to adequately adjust interest rates charged to customers.

Total borrowings increased $25.6 million in 2003 to $271.5 million. The majority of the short-term debt is commercial paper issued by the Company. At December 31, 2003, the Company had approximately $164.6 million in commercial paper at rates ranging from 1.13% to 1.16% with maturities ranging from January 2, 2004 to March 3, 2004. The Company intends to continue to use the commercial paper program as a major source to fund the consumer loan portfolio, commercial lease portfolio and other corporate short-term needs. Backup lines of credit are in place up to $300 million. The backup lines agreements contain usual and customary covenants requiring the Company to meet certain operating levels. The Company has maintained full compliance with all such covenants. The Company has A-1+ and P-1 commercial paper ratings from Standard & Poor’s and Moody’s Investors Service, respectively. The commercial paper is guaranteed by two affiliates, Alfa Mutual Insurance Company and Alfa Mutual Fire Insurance Company. In addition, the Company had $37.1 million in short-term debt outstanding to affiliates at December 31, 2003 with interest equal to commercial paper rates payable monthly.

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

On October 25, 1993, the Company established a Stock Option Plan, pursuant to which a maximum aggregate of 4,000,000 shares of common stock have been reserved for grant of options to key personnel. On April 26, 2001, the plan was amended to increase the maximum aggregate number of shares available for grant to 6,400,000 shares. Under the plan, options ratably become exercisable annually over three years and may not be exercised after ten years from the date of award. At December 31, 2003, there had been 2,002,463 options exercised, 1,940,621 options were exercisable and 330,732 had been cancelled leaving 1,614,932 options available for grant under the plan.

In October 1989, the Company’s Board of Directors approved a stock repurchase program authorizing the repurchase of up to 4,000,000 shares of its outstanding common stock in the open market or in negotiated transactions in such quantities and at such times and prices as management may decide. The Board increased the number of shares authorized for repurchase by 4,000,000 in both March 1999 and September 2001, bringing the total number of shares authorized for repurchase to 12,000,000. During 2003, the Company repurchased 299,183 shares at a cost of $3,684,667. At December 31, 2003, the Company had repurchased 7,147,780 shares at a cost of $50,269,724. The Company has reissued 2,002,463 treasury shares as a result of option exercises and sold 1,595,609 shares through funding its dividend reinvestment plan.

All share information presented in this section has been adjusted to reflect the impact of the two-for-one stock split effected in the form of a 100% stock dividend which was paid on June 17, 2002.

Due to the sensitivity of the products offered by the life subsidiary to interest rate fluctuations, the Company must assess the risk of surrenders exceeding expectations factored into its pricing program. Internal actuaries are used to determine the need for modifying the Company’s policies on surrender charges and assessing the Company’s competitiveness with regard to rates offered.

Cash surrenders paid to policyholders on a statutory basis totaled $17.0 million in 2003 and $14.4 million in 2002. This level of surrenders is within the Company’s pricing expectations. Historical persistency rates indicate a normal pattern of surrender activity in 2003, 2002 and 2001. The structure of the surrender charges is such that persistency is encouraged. The majority of the policies in force have surrender charges which grade downward over a 12 to 15 year period. In addition, the majority of the in-force business is interest sensitive type policies which generally have lower rates of surrender. At December 31, 2003, the total amount of cash that would be required to fund all amounts subject to surrender was approximately $548.6 million.

The Company’s business is concentrated geographically in Alabama, Georgia and Mississippi. Accordingly, unusually severe storms or other disasters in these contiguous states might have a more significant effect on the Company than on a more geographically diversified insurance company. Unusually severe storms, other natural disasters and other events could have an adverse impact on the Company’s financial condition and operating results. However, the Company’s current catastrophe protection program, which began November 1, 1996, reduces the earnings volatility caused by such catastrophe exposures.

The Company’s management uses estimates in determining loss reserves for inclusion in its financial statements. Periodic reviews are conducted by internal actuaries to determine a range of reasonable loss reserves. In addition, the Company’s current catastrophe protection program, which began November 1, 1996, was established to address the economics of catastrophe finance. This plan limits the Company’s exposure to catastrophes which

Management’s Discussion and Analysis	alfa
ALFA CORPORATION

might otherwise deplete the Company’s surplus through the combination of shared catastrophe exposure within the Alfa Group and the purchase of reinsurance coverage from external reinsurers.

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; therefore, allowances are established if amounts are determined to be uncollectible. The Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurance to minimize exposure to significant losses from reinsurer insolvencies. At December 31, 2003, the Company does not believe there to be a significant concentration of credit risk related to its reinsurance program.

Lawsuits brought by policyholders or third-party claimants can create volatility in the Company’s earnings. The Company maintains in-house legal staff and, as needed, secures the services of external legal firms to present and protect its position. Certain legal proceedings are in process at December 31, 2003. These proceedings involve alleged breaches of contract, torts, including bad faith and fraud claims, and miscellaneous other causes of action. These lawsuits involve claims for mental anguish and punitive damages. Costs for these and similar proceedings, including accruals for outstanding cases, are included in the financial statements of the Company. Management periodically reviews reserves established to cover potential costs of litigation including legal fees and potential damage assessments and adjusts them based on their best estimates. It should be noted that in Mississippi and Alabama, where the Company has substantial business, the likelihood of a judgment in any given suit, including a large mental anguish and/or punitive damage award by a jury, bearing little or no relation to actual damages, continues to exist, creating the potential for unpredictable material adverse financial results.

Increased public interest in the availability and affordability of insurance has prompted legislative, regulatory and judicial activity in several states. This includes efforts to contain insurance prices, restrict underwriting practices and risk classifications, mandate rate reductions and refunds, eliminate or reduce exemptions from antitrust laws and generally expand regulation. Because of Alabama’s low automobile rates as compared to rates in most other states, the Company does not expect the type of punitive legislation and initiatives found in some states to be a factor in its primary market in the immediate future. In 1999, the Alabama legislature passed a tort reform package that should help to curb some of the excessive litigation experienced in recent years. In addition, a mandatory insurance bill was passed to require motorists to obtain insurance coverage beginning in June 2000. While this requirement will affect both the revenues and losses incurred by the Company in the future, the full extent or impact is not possible to predict and the Company believes any impact on future results will not be significant.

CRITICAL ACCOUNTING POLICIES

The Company’s “Summary of Significant Accounting Policies” is presented in Note 1 of the Notes to the Consolidated Financial Statements. As the Company operates in the property and casualty and life insurance industries, its accounting policies are well defined with industry-specific accounting literature governing the recognition of insurance-related revenues and expenses.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company’s management to make significant estimates and assumptions based on information available at the time the financial statements are prepared. In addition, management must ascertain the appropriateness and timing of any changes in these estimates and assumptions. Certain accounting estimates are particularly sensitive because of their significance to the Company’s financial statements and because of the possibility that subsequent events and available information may differ markedly from management’s judgments at the time financial statements are prepared. For the Company, the areas most subject to significant management judgments include reserves for property and casualty losses and loss adjustment expenses, reserves for future policy benefits, deferred policy acquisition costs, valuation of investments, and reserves for pending litigation. The application of these critical accounting estimates impacts the values at which 73% of the Company’s assets and 59% of the Company’s liabilities are reported and therefore have a direct effect on net earnings and stockholders’ equity.

Management has discussed the Company’s critical accounting policies and estimates, together with any changes therein, with the Audit Committee of the Company’s Board of Directors. The Company’s Audit Committee has also reviewed the disclosures contained herein.

RESERVES FOR PROPERTY CASUALTY LOSSES AND LOSS ADJUSTMENT EXPENSES

The estimated liabilities for losses and loss adjustment expenses include the accumulation of estimates of losses for claims reported prior to the balance sheet dates, estimates of losses for claims incurred but not reported and the development of case reserves to ultimate values, and estimates of expenses for investigating, adjusting and settling all incurred claims. Amounts reported are estimates of the ultimate costs of settlement, net of estimated salvage and subrogation. The estimates are necessarily subject to the outcome of future events, such as changes in medical and repair costs as well as economic, political and social conditions that impact the settlement of claims. In addition, time can be a critical part of reserving determinations since the longer the span between the incidence of a loss and the payment or settlement of the claim, the more variable the ultimate settlement amount can be. Accordingly, short-tail claims, such as property damage claims, tend to be more reasonably predictable than long-tail liability claims. Due to the Company’s current mix of exposures, the majority of claims are settled within twelve months of the date of loss. The amount of loss reserves for reported claims is based primarily upon a case-by-case evaluation of the risk involved, knowledge of the circumstances surrounding each claim and the insurance policy provisions related to the type of loss. The amounts of loss reserves for unreported claims and loss adjustment expenses are determined using historical information by line of business as adjusted to current conditions. Inflation is implicitly provided for in the reserving function through analysis of costs, trends and reviews of historical reserving results. Organized by accident year and evaluation dates, historical data on paid losses, loss adjustment expenses, case reserves, earned premium, catastrophe losses and carried reserves is provided to the Company’s actuaries

alfa	Management’s Discussion and Analysis
ALFA CORPORATION

who apply standard actuarial techniques to estimate a range of reasonable reserves. The carried reserve is then compared to these estimates to determine whether it is reasonable and whether any adjustments need to be recorded. The Company’s appointed actuary conducts his own analysis and renders an opinion as to the adequacy of the reserves. Reserve estimates are closely monitored and are rolled forward quarterly using the most recent information on reported claims. Each quarter, after the rolled forward analysis has been completed, a meeting is held to discuss the actuarial data. Management evaluates reserve level estimates across various segments and adjustments are made as deemed necessary. It is expected that such estimates will be more or less than the amounts ultimately paid when the claims are settled. Changes in these estimates are reflected in current operating results. An increase in the ending reserve for incurred but not reported losses of 1% would have negatively impacted income before income taxes by $426,812 at December 31, 2003. Similarly, increases of 1% in the reserves for unpaid losses and loss adjustment expenses would have reduced pretax earnings by $785,205 and $274,967, respectively. Due to the Company’s geographically-concentrated operations, it is possible that changes in assumptions based on regional data could cause fluctuations in reported results. However, the Company’s exposure to large adjustments in these reserves created by these assumption changes is partially limited by its participation in the Alfa Insurance Group’s catastrophe protection program. Historically, the Company’s reserves, in the aggregate, have been adequate when compared to actual results. Given the inherent variability in the estimates, management believes the aggregate reserves are within a reasonable and acceptable range of adequacy.

RESERVES FOR POLICYHOLDER BENEFITS

Benefit reserves for traditional life products are determined according to the provisions of Statement of Financial Accounting Standard (SFAS) No. 60, “Accounting and Reporting by Insurance Enterprises.” The methodology used requires that the present value of future benefits to be paid to or on behalf of policyholders less the present value of future net premiums (that portion of the gross premium required to provide for all future benefits and expenses) be determined. Such determination uses assumptions, including provision for adverse deviation, for expected investment yields, mortality, terminations and maintenance expenses applicable at the time the insurance contracts are issued. These assumptions determine the level and the sufficiency of reserves. The Company annually tests the validity of these assumptions.

Benefit reserves for universal life products are determined according to the provisions of SFAS No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments.” This standard directs that, for policies with an explicit account balance, the benefit reserve is the account balance without reduction for any applicable surrender charge. Benefit reserves for the Company’s annuity products, like those for universal life products, are determined using the requirements of SFAS No. 97.

In accordance with the provisions of SFAS No. 60 and the AICPA Audit and Accounting Guide, credit insurance reserves are held as unearned premium reserves calculated using the “rule of 78” method. Reserves for supplementary contracts with life contingencies are determined using the 1971 Individual Annuity Mortality Table and an interest rate of 7.5%. Likewise, reserves for accidental death benefits are determined predominately by using the 1959 Accidental Death Benefit Mortality Table and an interest rate of 3%. Reserves for disability benefits, both active and disabled lives, are calculated primarily from the 1952 Disability Study and a rate of 2.5%. A small portion of the Company’s disabled life reserves are calculated based on the 1970 Intercompany Group Disability Study and a rate of 3%.

Reserves for all other benefits are computed in accordance with presently accepted actuarial standards. Management believes that reserve amounts reflected in the Company’s balance sheet related to life products:

•	are consistently applied and fairly stated in accordance with sound actuarial principles;

•	are based on actuarial assumptions which are in accordance with contract provisions;

•	make a good and sufficient provision for all unmatured obligations of the Company guaranteed under the terms of its contracts;

•	are computed on the basis of assumptions consistent with those used in computing the corresponding items of the preceding year end; and

•	include provision for all actuarial reserves and related items which ought to be established.

VALUATION OF INVESTMENTS

Unrealized investment gains or losses on investments carried at fair value, net of applicable income taxes, are reflected directly in stockholders’ equity as a component of accumulated other comprehensive income (loss) and, accordingly, have no effect on net income. Fair values for fixed maturities are based on quoted market prices. The cost of investment securities sold is determined by the specific identification method. The Company monitors its investment portfolio and conducts quarterly reviews of investments that have experienced a decline in fair value below cost to evaluate whether the decline is other than temporary. Such evaluations involve judgment and consider the magnitude and reasons for a decline and the prospects for the fair value to recover in the near term. Declines in market conditions or industry related events, and for which the Company has the intent to hold the investment for a period of time believed to be sufficient to allow a market recovery or to maturity, are considered to be temporary. Future adverse investment market conditions, or poor operating results of underlying investments, could result in an impairment charge in the future. Where a decline in fair value of an investment below its cost is deemed to be other than temporary, a charge is reflected in income for the difference between the cost or amortized cost and the estimated net realizable value. As a result, writedowns of approximately $953,000 were recorded in 2003 on equity securities. No write-downs on fixed maturities were recorded in 2003.

POLICY ACQUISITION COSTS

Policy acquisition costs, such as commissions, premium taxes and certain other underwriting and marketing expenses that vary with and are directly related to the production of business, are deferred and amortized over the effective period of the related insurance policies. The

Management’s Discussion and Analysis	alfa
ALFA CORPORATION

method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, and gives effect to the costs associated with the production of premium. Future changes in estimates, such as the relative time certain employees spend in initial policy bookings, may require adjustments to the amounts deferred. Changes in underwriting and policy issuance processes may also give rise to changes in these deferred costs. These costs are estimated annually, and are periodically compared to actual expenditures to validate the accuracy of the estimate.

RESERVES FOR LITIGATION

The Company is subject to proceedings, lawsuits and claims in the normal course of business related to its insurance and noninsurance products. At the time a case becomes known, management evaluates the merits of the claimant and determines the need for establishing estimated reserves for potential settlements or judgments as well as reserves for potential costs of defending the Company against the claim. On a quarterly basis, management assesses all pending cases as a basis for evaluating reserve levels. At that point, any necessary adjustments are made to applicable reserves as determined by management and are included in current operating results. Reserves may be adjusted based upon outside counsels’ advice regarding the law and facts of the case, any revisions in the law applicable to the case, the results of depositions and/or other forms of discovery, whether or not an outside carrier provides a defense and/or indemnification, whether a verdict is rendered for or against the Company, whether management believes an appeal will be successful, or other factors that may affect the anticipated outcome of the case. Management believes adequate reserves have been established in known cases. However, due to the uncertainty of future events, there can be no assurance that actual outcomes will not differ from the assessments made by management.

FINANCIAL ACCOUNTING DEVELOPMENTS

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123.” While the Company continues to use the intrinsic value method to account for its stock options, Notes to the Consolidated Financial Statements have been enhanced to comply with the requirements set forth by this statement.

Also, during 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees.” This interpretation clarifies the requirements of SFAS No. 5, “Accounting for Contingencies” relating to the guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. The Company complied with the provisions of the interpretation and it did not have a significant impact on the Company’s financial position or income.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” and interpretation of ARB (Accounting Research Bulletin) No. 51. The interpretation addresses consolidation and disclosure issues associated with variable interest entities. In October 2003, the effective date of FIN 46 for variable interest entities in existence prior to February 1, 2003, was delayed to December 31, 2003. In December, the FASB issued a revised version of FIN 46 which effectively delayed implementation until March 2004, with earlier adoption permitted. The Company adopted the provisions of FIN 46 on December 31, 2003. The adoption of FIN 46 did not have a significant impact on the Company’s financial position or income. The Company retains significant equity interests in certain variable interest entities that are not consolidated because the Company is not the primary beneficiary. The Company’s maximum exposure to loss as of December 31, 2003 was $18,527,260, which was the amount of its carrying value in the financial instruments owned.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” The changes in this statement improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. These changes will result in more consistent reporting of contracts as either derivatives or hybrid instruments. This statement is effective for contracts entered into or modified after September 30, 2003 and for hedging relationships designated after September 30, 2003. The Company has not experienced a significant impact on the Company’s financial position or income from this statement.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and is effective for financial instruments entered into or modified after May 31, 2003. The Company did not experience a significant impact on the Company’s financial position or income from this statement.

INFORMATION ABOUT FORWARD-LOOKING STATEMENTS

        Any statement contained in this report which is not a historical fact, or which might otherwise be considered an opinion or projection concerning the Company or its business, whether expressed or implied, is meant as and should be considered a forward-looking statement as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions and opinions concerning a variety of known and unknown risks, including but not necessarily limited to changes in market conditions, natural disasters and other catastrophic events, increased competition, changes in availability and cost of reinsurance, changes in governmental regulations, technological changes, political and legal contingencies and general economic conditions, as well as other risks and uncertainties more completely described in the Company’s filings with the Securities and Exchange Commission, including this Annual Report on Form 10-K. If any of these assumptions or opinions prove incorrect, any forward-looking statements made on the basis of such assumptions or opinions may also prove materially incorrect in one or more respects and may cause actual future results to differ materially from those contemplated, projected, estimated or budgeted in such forward-looking statements.

alfa	Consolidated Balance Sheets
ALFA CORPORATION

	December 31,
	2003	2002
ASSETS
Investments:
Fixed Maturities held for investment, at amortized cost (fair value $173,214 in 2003 and $320,145 in 2002)	$158,623	$294,633
Fixed Maturities available for sale, at fair value (amortized cost $1,108,853,538 in 2003 and $1,064,816,587 in 2002)	1,166,418,720	1,129,943,756
Equity Securities available for sale, at fair value (cost $116,063,831 in 2003 and $63,037,993 in 2002)	140,553,329	65,286,596
Investment Real Estate (net of accumulated depreciation of $1,677,073 in 2003 and $1,575,711 in 2002)	2,495,534	2,594,545
Policy Loans	55,282,441	53,324,458
Collateral Loans	101,876,180	105,431,900
Commercial Leases	118,121,257	93,945,299
Other Long-term Investments	111,450,952	111,169,362
Short-term Investments	105,782,453	101,697,650

Total Investments	1,802,139,489	1,663,688,199
Cash	10,892,516	9,761,820
Accrued Investment Income	15,569,095	15,704,004
Accounts Receivable	16,689,765	12,746,567
Reinsurance Balances Receivable	5,815,682	3,417,121
Due from Affiliates	2,203,955	2,177,759
Deferred Policy Acquisition Costs	176,252,537	159,716,008
Other Assets	15,511,547	16,844,416

Total Assets	$2,045,074,586	$1,884,055,894

LIABILITIES AND STOCKHOLDERS’ EQUITY
Policy Liabilities and Accruals - Property and Casualty Insurance	$153,831,653	$148,457,015
Policy Liabilities and Accruals - Life Insurance Interest-Sensitive Products	508,592,148	461,915,553
Policy Liabilities and Accruals - Life Insurance Other Products	165,161,507	152,897,184
Unearned Premiums	170,292,775	153,345,832
Dividends to Policyholders	10,939,667	10,558,507
Premium Deposit and Retirement Deposit Funds	6,296,861	6,353,594
Deferred Income Taxes	50,383,545	40,969,533
Other Liabilities	53,460,552	81,993,685
Due to Affiliates	16,065,895	15,555,574
Commercial Paper	164,443,769	133,422,926
Notes Payable	70,000,000	70,000,000
Notes Payable to Affiliates	37,093,776	42,488,787

Total Liabilities	1,406,562,148	1,317,958,190

Commitments and Contingencies (Notes 1, 3, 9 and 13)
Stockholders’ Equity:
Preferred Stock, $1 par value
Shares Authorized: 1,000,000
Issued: None	—	—
Common Stock, $1 par value
Shares Authorized: 110,000,000
Issued: 83,783,024
Outstanding: 2003 - 80,217,316; 2002 - 79,278,345	83,783,024	83,783,024
Capital in Excess of Par Value	8,864,064	5,531,384
Accumulated Other Comprehensive Income (unrealized gains on securities available for sale, net of tax of $36,571,008 in 2003 and $27,286,998 in 2002 and unrealized losses on interest rate swap contracts, net of tax of $4,780,396 in 2003 and $5,545,256 in 2002)	41,351,404	32,832,254
Retained Earnings	537,746,631	484,454,615
Treasury Stock: at Cost (shares, 2003 - 3,565,708; 2002 - 4,504,679)	(33,232,685)	(40,503,573)

Total Stockholders’ Equity	638,512,438	566,097,704

Total Liabilities and Stockholders’ Equity	$2,045,074,586	$1,884,055,894

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Income	alfa
ALFA CORPORATION

	Years Ended December 31,
	2003	2002	2001
Revenues
Premiums - Property and Casualty Insurance	$459,056,982	$428,099,586	$396,862,542
Premiums - Life Insurance	33,628,724	31,460,209	26,946,091
Policy Charges - Life Insurance	32,543,328	31,545,185	29,060,722
Net Investment Income	83,508,811	88,506,032	84,714,083
Realized Investment Gains	6,263,618	5,159,791	6,447,517
Other Income	3,045,162	2,777,624	2,265,479

Total Revenues	618,046,625	587,548,427	546,296,434

Benefits and Expenses
Benefits and Settlement Expenses	364,533,345	346,455,505	312,943,875
Dividends to Policyholders	3,761,720	3,662,788	3,414,823
Amortization of Deferred Policy Acquisition Costs	86,475,442	79,774,497	74,440,885
Other Operating Expenses	56,679,301	58,310,328	57,402,360

Total Expenses	511,449,808	448,203,118	448,201,943

Income Before Provision for Income Taxes	106,596,817	99,345,309	98,094,491
Provision for Income Taxes	28,127,869	27,637,303	28,132,594

Net Income Before Cumulative Effect of Change in Accounting Principle, Net of Income Tax Benefit	78,468,948	71,708,006	69,961,897
Cumulative Effect of Change in Accounting Principle,
Net of Income Tax Benefit of $245,715 in 2001	—	—	(456,328)

Net Income	$78,468,948	$71,708,006	$69,505,569

Net Income Per Share Before Cumulative Effect of Change in Accounting Principle, Net of Tax Benefit
- Basic	$0.98	$0.91	$0.89

- Diluted	$0.98	$0.90	$0.89

Per Share Cumulative Effect of Change in Accounting Principle, Net of Tax Benefit
- Basic	—	—	—

- Diluted	—	—	($0.01)

Net Income Per Share
- Basic	$0.98	$0.91	$0.89

- Diluted	$0.98	$0.90	$0.88

Weighted Average Shares Outstanding - Basic	79,808,669	78,804,265	78,316,112

Weighted Average Shares Outstanding - Diluted	80,390,001	79,546,788	78,963,282

The accompanying notes are an integral part of these financial statements.

alfa	Consolidated Statements of Comprehensive Income
ALFA CORPORATION

	Years Ended December 31,
	2003	2002	2001
Net Income	$78,468,948	$71,708,006	$69,505,569
Other Comprehensive Income (Loss), net of tax:
Change in Fair Value of Securities Available for Sale	11,825,641	1,026,709	(7,256,327)
Unrealized Gain(Loss) on Interest Rate Swap Contracts	764,860	(5,545,255)	—
Less: Reclassification Adjustment for Realized Investment Gains	4,071,351	3,353,864	4,190,886

Total Other Comprehensive Income (Loss)	8,519,150	(1,164,682)	(11,447,213)

Total Comprehensive Income	$86,988,098	$70,543,324	$58,058,356

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Stockholders’ Equity	alfa
ALFA CORPORATION

	Common Stock	Capital in Excess of Par Value	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total
Balance, December 31, 2000	$41,891,512	$24,076,380	$45,444,149	$398,705,679	($36,556,480)	$473,561,240
Comprehensive Income
Net Income				69,505,569		69,505,569
Other Comprehensive Income, net of tax
Change in Net Unrealized Investment(Losses)			(11,447,213)			(11,447,213)
Dividends to Stockholders ($.2825 per share)				(22,178,690)		(22,178,690)
Purchase of Treasury Stock (355,900 shares)					(3,575,198)	(3,575,198)
Exercise of Stock Options (418,202 shares)		2,359,788			886,342	3,246,130

Balance, December 31, 2001	41,891,512	26,436,168	33,996,936	446,032,558	(39,245,336)	509,111,838
Effect of Two-for-One Stock Split in June 2002 (Note 10)	41,891,512	(32,081,184)		(9,810,328)		—
Comprehensive Income
Net Income				71,708,006		71,708,006
Other Comprehensive Income, net of tax
Change in Net Unrealized Investment(Losses)			(1,164,682)			(1,164,682)
Dividends to Stockholders ($.2975 per share)				(23,475,621)		(23,475,621)
Issuance of Shares for Dividend Reinvestment Plan (754,288 shares)		7,520,695			2,113,804	9,634,499
Purchase of Treasury Stock (402,497 shares)					(4,932,330)	(4,932,330)
Exercise of Stock Options (567,198 shares)		3,655,705			1,560,289	5,215,994

Balance, December 31, 2002	83,783,024	5,531,384	32,832,254	484,454,615	(40,503,573)	566,097,704
Comprehensive Income
Net Income				78,468,948		78,468,948
Other Comprehensive Income, net of tax
Change in Net Unrealized Investment Gains			8,519,150			8,519,150
Dividends to Stockholders ($.315 per share)				(25,176,932)		(25,176,932)
Issuance of Shares for Dividend Reinvestment Plan (841,321 shares)		3,333,612			7,462,200	10,795,812
Purchase of Treasury Stock (299,183 shares)					(3,684,667)	(3,684,667)
Exercise of Stock Options (396,833 shares)		(932)			3,493,355	3,492,423

Balance, December 31, 2003	$83,783,024	$8,864,064	$41,351,404	$537,746,631	($33,232,685)	$638,512,438

The accompanying notes are an integral part of these financial statements.

alfa	Consolidated Statements of Cash Flows
ALFA CORPORATION

	Years Ended December 31,
	2003	2002	2001
Cash Flows from Operating Activities:
Net Income	$78,468,948	$71,708,006	$69,505,569
Adjustments to Reconcile Net Income to Net Cash
Provided by Operating Activities:
Policy Acquisition Costs Deferred	(98,787,583)	(94,532,074)	(83,997,475)
Amortization of Deferred Policy Acquisition Costs	86,475,442	79,774,497	74,440,885
Depreciation and Amortization	664,549	(1,177,736)	(999,111)
Provision for Deferred Taxes	5,342,705	(2,723,079)	5,239,406
Interest Credited on Policyholders’ Funds	26,954,469	25,567,812	22,898,932
Net Realized Investment Gains	(6,263,618)	(5,159,791)	(6,447,517)
Other	4,676,534	(4,552,915)	487,615
Changes in Operating Assets and Liabilities:
Accrued Investment Income	134,909	(1,563,907)	(119,112)
Accounts Receivable	(3,943,198)	6,934,688	(6,972,348)
Reinsurance Balances Receivable	(2,398,561)	(86,990)	(231,070)
Due from Affiliates	484,125	(97,766)	3,819,784
Other Assets	1,332,869	(6,817,219)	(943,281)
Liability for Policy Reserves	15,483,640	22,364,723	2,021,622
Liability for Unearned Premiums	16,946,943	14,961,337	16,695,685
Amounts Held for Others	324,427	1,243,649	270,971
Other Liabilities	(24,245,127)	1,031,284	7,253,543

Net Cash Provided by Operating Activities	101,651,473	106,874,519	102,924,098

Cash Flows from Investing Activities:
Maturities and Redemptions of Fixed Maturities Held for Investment	116,133	135,737	312,114
Maturities and Redemptions of Fixed Maturities Available for Sale	635,219,130	175,198,318	121,915,065
Maturities and Redemptions of Other Investments	4,548,307	5,540,387	48,048,038
Sales of Fixed Maturities Available for Sale	68,916,066	108,160,531	70,123,319
Sales of Equity Securities	126,036,887	62,086,923	90,475,020
Sales of Other Investments	4,945,359	3,215,389	12,997,079
Purchases of Fixed Maturities Available for Sale	(745,426,493)	(411,894,610)	(186,568,928)
Purchases of Equity Securities	(179,196,188)	(73,139,312)	(71,577,492)
Purchases of Other Investments	(14,882,461)	(38,897,057)	(84,022,525)
Origination of Consumer Loans Receivable	(59,061,709)	(61,085,540)	(61,921,031)
Principal Payments on Consumer Loans Receivable	62,617,429	44,214,725	43,382,931
Origination of Commercial Leases Receivable	(76,828,008)	(51,756,257)	(56,536,907)
Principal Payments on Commercial Leases Receivable	52,652,050	29,744,408	21,294,812
Net Change in Short-term Investments	(4,084,803)	48,557,626	(94,321,565)
Net Change in Receivable/Payable on Securities	(7,323,609)	1,120,416	(7,907,709)

Net Cash Used in Investing Activities	(131,751,910)	(158,798,316)	(154,307,779)

Cash Flows from Financing Activities:
Change in Commercial Paper	31,020,843	(31,992,979)	47,773,344
Change in Notes Payable	—	70,000,000	(103,806)
Change in Notes Payable to Affiliates	(5,395,011)	5,437,320	11,618,488
Stockholder Dividends Paid	(25,176,932)	(23,475,621)	(22,178,690)
Purchases of Treasury Stock	(3,684,667)	(4,932,330)	(3,575,198)
Proceeds from Exercise of Stock Options, Net of Tax	2,436,738	3,542,658	2,541,106
Proceeds from Dividend Reinvestment Plan	10,795,812	9,634,499	—
Deposits of Policyholders’ Funds	69,379,831	70,069,678	67,089,957
Withdrawal of Policyholders’ Funds	(48,145,481)	(46,822,435)	(46,032,365)

Net Cash Provided by Financing Activities	31,231,133	51,460,790	57,132,836

Net Change in Cash	1,130,696	(463,007)	5,749,155
Cash - Beginning of Period	9,761,820	10,224,827	4,475,672

Cash - End of Period	$10,892,516	$9,761,820	$10,224,827

Supplemental Disclosures of Cash Flow Information:
Cash Paid During the Year for:
Interest	$6,647,905	$5,277,485	$7,303,126
Income Taxes	$27,003,866	$27,333,374	$21,639,000

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements	alfa
ALFA CORPORATION

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are prepared on the basis of accounting principles generally accepted in the United States of America. Generally accepted accounting principles differ in certain respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities. Prescribed statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (NAIC). Permitted statutory accounting practices encompass all accounting practices that are not prescribed. Such practices differ from state-to-state, may differ from company-to-company within a state, and may change in the future. In 1994, the NAIC undertook a project to codify statutory accounting in an effort to develop a single uniform and comprehensive basis of statutory accounting. In its March 1998 meeting, the NAIC membership adopted the Codification of Statutory Accounting Principles Project (the “Codification”) as the NAIC-supported basis of accounting. The Codification was approved with a provision allowing for commissioner discretion in determining appropriate statutory accounting for insurers. Accordingly, such discretion will continue to allow prescribed or permitted accounting practices that may differ from state to state. The Company’s adoption date for the Codification was January 1, 2001. The impact of Codification on the surplus position of the Company’s insurance operating subsidiaries was a reduction, after tax, of $227,721.

The accompanying consolidated financial statements include, after intercompany eliminations, Alfa Corporation and its wholly-owned subsidiaries, Alfa Life Insurance Corporation (Life), Alfa Insurance Corporation, Alfa General Insurance Corporation, Alfa Financial Corporation (Financial), Alfa Investment Corporation, Alfa Builders, Inc. (Builders), Alfa Realty, Inc. (Realty), Alfa Agency Mississippi, Inc., Alfa Agency Georgia, Inc. and Alfa Benefits Corporation (ABC). On April 24, 2003, the Company’s Board of Directors approved a written consent to dissolve Alfa Investment Corporation. The Company was the only stockholder of this entity which was consolidated in its financial statements. Alfa Investment Corporation had served as the parent of Alfa Builders, Inc. which continued to operate as the Company’s wholly-owned construction subsidiary The Company’s primary market area is Alabama, Georgia and Mississippi.

Nature of Operations

Alfa Corporation operates predominantly in the insurance industry. Its insurance subsidiaries write life insurance in Alabama, Georgia and Mississippi and property and casualty insurance in Georgia and Mississippi. The Company’s noninsurance subsidiaries are engaged in consumer financing, commercial leasing, real estate investments, residential and commercial construction, real estate sales and benefit services for the Alfa Group. During the first quarter of 2004, the Company sold its residential and commercial construction subsidiary (Builders) and its real estate sales subsidiary (Realty) to Southern Boulevard Corporation, a wholly-owned subsidiary of Alfa Mutual Insurance Company for their independently-determined fair values of approximately $5.5 million and $2.6 million, respectively. No gain or loss was recorded on these transactions. As more fully discussed in Note 2, the Company’s property and casualty insurance business is pooled with that of the Alfa Mutual Insurance Companies which write property and casualty business in Alabama. The Company’s business is concentrated geographically in Alabama, Georgia and Mississippi. Approximately $458 million of premiums and policy charges representing 87% of such amounts in 2003 were from policies written in Alabama. Accordingly, unusually severe storms or other disasters in this state might have a more significant effect on the Company than on a more geographically diversified insurance company and could have an adverse impact on the Company’s financial condition and operating results. Increasing public interest in the availability and affordability of insurance has prompted legislative, regulatory and judicial activity in several states. This includes efforts to contain insurance prices, restrict underwriting practices and risk classifications, mandate rate reductions and refunds, eliminate or reduce exemptions from antitrust laws and generally expand regulation. Because of Alabama’s low automobile rates as compared to rates in most other states, the Company does not expect the type of punitive legislation and initiatives found in some states to be a factor in its primary market in the immediate future.

Revenues, Benefits, Claims and Expenses

Traditional Life Insurance Products: Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist principally of whole life insurance policies, term life insurance policies and certain annuities with life contingencies. Premiums are recognized as revenue over the premium-paying period of the policy when due. The liability for future policy benefits is computed using a net level method including assumptions as to investment yields, mortality, withdrawals, and other assumptions based on the Company’s experience, modified as necessary, to reflect anticipated trends and to include provisions for possible unfavorable deviations. Policy benefit claims are charged to expense in the period that the claims are incurred.

Universal Life Products: Universal life products include universal life insurance and other interest-sensitive life insurance policies. Universal life revenues, which are considered operating cash flows, consist of policy charges for the cost of insurance, policy administration, and surrender charges that have been assessed against policy account balances during the period. The timing of revenue recognition is determined by the nature of the charge. Cost of insurance and policy administrative charges are assessed on a monthly basis and recognized as revenue when remittances are processed. Percent of premium charges are assessed at the time of payment by the policyholder and recognized as revenue when processed. Surrender charges are recognized as revenue upon surrender of a contract by the policyholder in accordance with contractual terms. Benefit reserves for universal life represent policy account balances before applicable surrender charges. Policy benefits and claims that are charged to expense include interest credited to policy account balances on a monthly basis and death claims reported in the period in excess of related policy account balances.

alfa	Notes to Consolidated Financial Statements
ALFA CORPORATION

(Note 1, continued)

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

Stock-Based Employee Compensation

At December 31, 2003, the Company has a stock-based employee compensation plan, which is described more fully in Note 15. The Company accounts for this plan using the recognition and measurement principles of the intrinsic value method. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation.

	Years Ended December 31,
	2003	2002	2001
Net income as reported	$78,468,948	$71,708,006	$69,505,569
Add: Total stock-based compensation expense included in reported net income, net of tax effect	108,882	184,863	149,176
Less: Total stock-based compensation expense determined under fair value based method for all awards, net of tax effect	(1,462,938)	(1,225,629)	(1,002,073)

Pro forma net income	$77,114,892	$70,667,240	$68,652,672

Earnings per share, as reported - Basic	$0.98	$0.91	$0.89

- Diluted	$0.98	$0.90	$0.88

Pro forma earnings per share - Basic	$0.97	$0.90	$0.88

- Diluted	$0.96	$0.89	$0.87

Investments

Fixed maturities held for investment include investments which the Company has both the ability and positive intent to hold until maturity; such securities are reported at amortized cost. Securities available for sale include investments which the Company may elect to sell prior to maturity and are reported at their current fair value. The unrealized gains or losses on these securities are reflected as accumulated other comprehensive income within stockholders’ equity, net of taxes. Furthermore, deferred acquisition costs for universal and other interest sensitive life insurance products are adjusted to reflect the effect that would have been recognized had the unrealized holding gains and losses been realized. This adjustment to deferred acquisition costs results in a corresponding adjustment to comprehensive income. Investment income on mortgage-backed securities includes amortization and accretion of premiums and discounts using a method that approximates a level yield, taking into consideration assumed prepayment patterns.

Partnerships accounted for using the equity method are a component of other long-term investments. Investments in partnerships and joint ventures are stated at the underlying audited equity value based on accounting principles generally accepted in the United States of America. The table below summarizes the company’s primary partnership interests.

	Ownership	Carrying Value	Equity in 2003 Net Earnings
Alfa Investors	27%	$17,305,375	($826,509)
Alfa Ventures II, LLC	20%	$1,768,580	$237,454

The partnerships above are affiliated with the Company and therefore do not have a readily determinable fair value. The partnerships are reviewed annually for impairments and adjusted accordingly.

Notes to Consolidated Financial Statements	alfa
ALFA CORPORATION

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

The Company has a put option and covered call option writing program that is used in certain circumstances to produce additional income from the equity portfolio. Premiums received from options written are carried at fair value as a liability and any gain or loss is recognized as realized gains or losses. Upon settlement of the contract, the liability is removed and realized gains or losses is adjusted for the difference in fair value. The put option contract premium, if exercised, lowers the purchase price of the underlying security. However, until the contract is exercised or expires, the difference is recognized as realized gains or losses. The Company had $94,975 in options outstanding at December 31, 2003.

Realized investment gains and losses are reported on a pre-tax basis as a component of revenues. Income taxes applicable to net realized investment gains and losses are included in the provision for income tax.

Income Taxes

The Company’s method of accounting for income taxes is the liability method. Under the liability method, deferred tax assets and liabilities are adjusted to reflect changes in statutory tax rates resulting in income adjustments in the period such changes are enacted. Deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities, based on enacted tax laws and statutory tax rates applicable to the periods in which the temporary difference is expected to reverse.

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

Earnings Per Share

Basic EPS is computed by dividing net income by the weighted average number of shares outstanding. Diluted EPS is computed similarly except that the shares outstanding is increased to give effect to all potentially dilutive shares that would have been outstanding if such shares had been issued. The weighted average diluted shares outstanding include, on a post-split basis, potentially diluted shares which total 581,332 shares in 2003, 742,523 shares in 2002 and 647,170 shares in 2001, all of which are stock options outstanding during each period presented (See Note 15).

Short-Term Investments

Short-term investments with maturities of three months or less are considered to be investments and are not considered to be cash or cash equivalents. The Company’s short-term investments are predominately money markets funds and funds held by brokers on a temporary basis. Money market mutual funds seek to maintain a stable net asset value of $1.00 per share. There is no assurance that funds will be able to maintain a stable asset value of $1.00 per share. However, our policy is to invest in money market funds that are rated AAAm and/or Aaa by Standard & Poor’s and/or Moody’s Investor Service, Inc., respectively, and are rated by the National Association of Insurance Commissioners as Class I. These funds are diversified money market funds investing in Tier 1 commercial paper and bank obligations, U.S. Treasury, U.S. government obligations, certificates of deposits and repurchase agreements.

Cash

Cash consists of demand deposits at a bank.

Other

Certain reclassifications have been made to 2002 and 2001 amounts in order to conform to 2003 classifications and descriptions. These reclassifications resulted in an immaterial change to total assets and total liabilities of $1,218 in 2002.

alfa	Notes to Consolidated Financial Statements
ALFA CORPORATION

2. POOLING AGREEMENT

Effective August 1, 1987, the Company entered into a property and casualty insurance Pooling Agreement (the “Pooling Agreement”) with Alfa Mutual Insurance Company (Mutual), and other members of the Mutual Group (See Note 3). On January 1, 2001, Alfa Specialty Insurance Corporation (Specialty), a subsidiary of Mutual, also became a participant in the Pooling Agreement. The Mutual Group is a direct writer primarily of personal lines of property and casualty insurance in Alabama. The Company’s subsidiaries similarly are direct writers in Georgia and Mississippi. Both the Mutual Group and the Company write preferred risk automobile, homeowner, farmowner and mobile home insurance, fire and allied lines, standard risk automobile and homeowner insurance, and a limited amount of commercial insurance, including church and businessowner insurance. Specialty is a direct writer primarily of nonstandard risk automobile insurance. Under the terms of the Pooling Agreement, the Company cedes to Mutual all of its property and casualty business. Substantially all of the Mutual Group’s direct property and casualty business (together with the property and casualty business ceded by the Company) is included in the pool. Mutual currently retrocedes 65% of the pool to the Company and retains 35% within the Mutual Group. Effective January 1, 2001, Specialty’s property and casualty business likewise became included in the pool. On October 1, 1996, the Pooling Agreement was amended in conjunction with the restructuring of the Alfa Insurance Group’s catastrophe protection program. Effective November 1, 1996, the allocation of catastrophe costs among the members of the pool was changed to better reflect the economics of catastrophe finance. The amendment limited Alfa Corporation’s participation in any single catastrophic event or series of storms to its pool share (65%) of a lower catastrophe pool limit unless the loss exceeded an upper catastrophe pool limit. In cases where the upper catastrophe limit is exceeded on a 100% basis, the Company’s share in the loss would be based upon its amount of surplus relative to other members of the group. Lower and upper catastrophe pool limits are adjusted periodically due to increases in insured property risks. The limits and participation levels since inception of the program are summarized below:

	Lower Catastrophe Pool Limit (millions)	Upper Catastrophe Pool Limit (millions)	Estimated Coinsurance Allocation of Catastrophes Exceeding Upper Catastrophe Pool Limit
November 1, 1996	$10.0	$249.0	13%
July 1, 1999	11.0	284.0	13%
January 1, 2001	11.4	284.0	14%
January 1, 2002	11.6	289.0	16%
January 1, 2003	12.1	301.5	18%
January 1, 2004	14.2	352.0	18%

Alfa Group pooled catastrophe losses of approximately $69 million in 2003, $42 million in 2002, and $39 million in 2001. The Company’s share of such losses totaled $7.9 million, $7.5 million, and $7.4 million respectively. The Company’s participation in the Pooling Agreement may be changed or terminated without the consent or approval of the Company’s stockholders. The Pooling Agreement may be terminated only by mutual agreement of the parties in writing.

As a result of the Pooling Agreement, the Company had a receivable of $1,869,670 from and a payable of $4,097,265 to the Mutual Group at December 31, 2003 and December 31, 2002, respectively, for transactions originating in December and settled the following month. Approximately 79.0%, 80.1% and 81.2% of the Company’s property and casualty premium income and 69.0%, 69.8% and 71.1% of its total premium income were derived from the Company’s participation in the Pooling Agreement in 2003, 2002 and 2001, respectively.

3. RELATED PARTY TRANSACTIONS

Mutual owns 42.8%, Alfa Mutual Fire (Fire) owns 11.4% and Alfa Mutual General (General) owns 0.8% of the Company’s common stock. The Board of Directors of the Company consists of eleven members, six of whom serve as Directors of Mutual, Fire and General (collectively, the Mutual Group) and two of whom at December 31, 2003 were executive officers of the Company. One of the Company’s directors and most of the Company’s executive officers, including the Company’s President, also hold the same positions with Mutual, Fire, General and Specialty. The Company paid stockholder dividends to the Mutual Group totaling $13,741,391 in 2003, $12,383,878 in 2002 and $11,571,038 in 2001.

The Mutual Group and the Company’s insurance subsidiaries are considered an insurance company holding system with Mutual being the controlling party under the Alabama Insurance Holding Company Systems Regulatory Act and their activities and transactions are subject to reporting, examination and regulation thereunder.

        Under a Management and Operating Agreement, Mutual provides substantially all facilities, management and other operational services to the Company and its subsidiaries and to other companies associated with Mutual. Most of the personnel providing management services to the Company are full-time employees of, and are directly compensated by, Mutual. The Company’s business is substantially integrated with that of Mutual, Fire and General. Mutual periodically conducts time usage and other special expense allocation studies. Mutual charges the Company for both its allocated and direct salaries, employee benefits and other expenses, including those for the use of office facilities. The amounts paid by the Company to Mutual under the Management and Operating Agreement were approximately $46.9 million in 2003, $46.1 million in 2002 and $41.6 million in 2001. In Alabama, the Company’s insurance agents are employees of Mutual. The Company reimburses Mutual for the full amount of all its agents’ commissions paid by Mutual for the sale of the Company’s insurance products.

Notes to Consolidated Financial Statements	alfa
ALFA CORPORATION

On February 1, 1997, Mutual began covering its employees with a Corporate Owned Life Insurance (COLI) plan utilizing Life’s universal life product. Premiums paid to Life totaled approximately $18.7 million in 2003, $17.8 million in 2002 and $16.7 million in 2001. Policy charges recorded from such premiums totaled approximately $3.2 million in 2003, $3.2 million in 2002 and $2.7 million in 2001. Policy reserves and insurance in force on the COLI plan at December 31, 2003 were approximately $109.6 million and $597.7 million, respectively. Certain of Mutual’s employees and those of the affiliated Alabama Farmers Federation not covered by the COLI plan are covered by group life insurance provided by Life. During 2002, certain retired employees of Virginia Mutual Insurance Company, an affiliate of Mutual, began being covered by group life insurance provided by Life. Group life insurance premiums paid to Life totaled $542,167 in 2003, $711,791 in 2002 and $264,416 in 2001. Insurance in force under this plan at December 31, 2003 was approximately $45.5 million. Reserves for group life insurance represent the excess present value of future guaranteed benefits over future premiums plus any unearned premium. Since this one-year term contract renews on January 1 of each year at the discretion of each party, there is no future excess present value of future guaranteed benefits over future premiums at December 31. Since all of the certificates have a renewal date of January 1, the premium for each certificate is fully earned on the following December 31 and no unearned premium liability is present. This reserving method has been used since the Company’s inception. The only change in resulting reserves in recent years occurred when the plan year was adjusted to coincide with the calendar year.

Certain of the Company’s subsidiaries purchase property insurance and general liability insurance protection from Mutual and Fire. The annual premium paid for such policies totaled approximately $19,600 in 2003, $51,000 in 2002 and $195,000 in 2001.

During 1999, the Company formed a new subsidiary, Alfa Benefits Corporation (ABC), in an effort to improve the controls over employee benefits and related payments, to simplify and consolidate the accounting and recordkeeping function, and to improve operating efficiencies. As a result, the accrued benefit liabilities held by the various Alfa property and casualty entities and their related assets were transferred to ABC at that time. The amounts of net transfers from ABC to Mutual in 2003 and 2002 for payments of benefits totaled approximately $37,000 and $774,000, respectively.

The Company’s consumer finance and leasing subsidiary (Financial) leases equipment, automobiles, furniture and other property to the Mutual Group. The Mutual Group paid $1,318,334 in 2003, $1,352,110 in 2002 and $1,490,136 in 2001 under these leases. The Mutual Group invests in automobile and other installment loans issued and serviced by Financial. The amount invested by the Mutual Group in such loans was $29,093,776 and $34,488,787 at December 31, 2003 and 2002, respectively. Interest paid by Financial to the Mutual Group was $434,304 in 2003, $483,785 in 2002 and $894,209 in 2001. The Mutual Group’s sponsoring organization, the Alabama Farmers Federation (Federation), and Alfa Services, Inc. (Services), a Federation subsidiary, invest in short-term lines of credit with the Company and Financial. The balance outstanding on these lines of credit included in notes payable to affiliates was $8,000,000 at both December 31, 2003 and 2002. Interest paid by the Company and Financial to the Federation and its subsidiary was $99,104 in 2003, $148,796 in 2002 and $370,660 in 2001.

The Mutual Group is a partner in a real estate partnership, which in 2000 established a revolving line of credit with Financial of $4.0 million at a rate of interest equal to the prime lending rate less 1.0%. During 2002, this line of credit was increased to $5.0 million. At December 31, 2003 and December 31, 2002, the amount loaned to the partnership under the line of credit was $4,835,000 and $4,185,000, respectively. Interest paid in 2003 by the Mutual Group from such loan was $140,850 and the amount paid in 2002 was $138,822. The Company’s real estate construction subsidiary (Builders) purchased 11 residential lots at fair value for $542,796 in 2003 and 12 residential lots in 2002 at fair value for $559,200 from this partnership and has agreed to purchase an additional 6 residential lots in 2004 at fair value of $292,207. The Company’s real estate sales subsidiary (Realty) received commissions of $5,800 for the sale of lots in 2002 from this partnership. No such commissions were received in 2003.

Mutual, through its real estate subsidiary, Southern Boulevard Corporation (Southern), has also invested in a retirement facility partnership and a commercial real estate partnership. In 2002, Realty received $5,900 in commissions for leasing units in the retirement complex and $14,861 in commissions for commercial lot sales from these partnerships. Additionally, Southern paid $21,199 and $2,042 in rent to Realty in 2003 and 2002, respectively. Builders purchased 4 residential lots in 2003 at fair value for $213,000 from Southern and has agreed to purchase an additional 17 residential lots in 2004 at fair value for $965,500.

Southern has a partnership interest in Marshall Creek, Ltd., a real estate development. Financial established capital leases with this entity during 2002 and has received payments of $157,646 and $68,574 under these leases in 2003 and 2002, respectively.

The Company’s property and casualty subsidiaries have agreed to guarantee payment on debt owed by three real estate partnerships affiliated with Fire. These guarantees expire between 2004 and 2008 and, in the unlikely circumstance of a guarantee call, could negatively impact the Company by up to $5.4 million.

During 2002, the Mutual Group purchased $1 million of debt securities of MidCountry Financial, an investment in which Financial owns 42% of the outstanding common stock.

In 1997, Mutual established a revolving line of credit with Financial of $20 million at a rate of interest equal to the one month London Interbank Offered Rate (LIBOR) plus .75%. No balance was unpaid at either December 31, 2003 or 2002. While no interest was paid to Financial in 2003 or 2002, interest of $211,706 was paid in 2001. During 2001, Mutual established a line of credit with Financial to fund progress deposits related to a future equipment purchase. Upon delivery, in September 2002, the progress payments and the remaining purchase commitment were rolled into an operating lease. The line of credit had a rate of LIBOR plus .75%. Interest paid to Financial was $17,769 in 2002.

Builders contracts with the Mutual Group for the construction of certain commercial facilities. The Mutual Group paid $299,471 in 2003, $4,423,915 in 2002 and $772,809 in 2001 to Builders under such contracts. In addition, Builders had a receivable from the Mutual Group of $38,246

alfa	Notes to Consolidated Financial Statements
ALFA CORPORATION

(Note 3, continued)

for construction projects at December 31, 2002. No such receivable was held by Builders at December 31, 2003. Builders also received $25,797 in rental income from the Mutual Group during 2003.

Realty receives commissions for sales and leasing of certain of the Mutual Group’s commercial facilities. The Mutual Group paid $9,224 in 2003, $58,340 in 2002 and $45,512 in 2001 for such services. During 2002, Realty received commissions of $11,520 from Services for the sale of commercial property.

The Company periodically has investment transactions with the Mutual Group. In 2003, the Company sold seven securities to the Mutual Group at fair value for a loss of $1,128,328. In addition, during 2002, the Company sold one security to the Mutual Group at fair value for a loss of $1,938,031. In 2001, the Company sold four securities to the Mutual Group at fair value for a loss of $2,264,270. The Company is also a partner in Alfa Investors Partnership with the Mutual Group. The amount invested in the partnership was $17.1 million and $25.2 million at December 31, 2003 and 2002, respectively. The Company had committed to fund up to $7.3 million additional investment in the partnership at December 31, 2003. The Company received distributions from the partnership in 2003 of $2,956,893. In 2000, the Company became a member in Alfa Ventures II, L.L.C. with the Mutual Group. The amount invested in the limited liability company was approximately $1.8 million and $1.7 million at December 31, 2003 and 2002, respectively. During 2003, the Company received distributions from this partnership of $197,754.

The Company’s life subsidiary is the general partner in two investment partnerships with a Charitable Remainder Unit Trust created by Mutual. The amount invested in the partnerships was $900,922 and $811,387 at December 31, 2003 and 2002, respectively.

The Company’s commercial paper is guaranteed by Mutual and Fire. Fees of $50,000 and $25,000 were paid by the Company to Mutual and Fire, respectively, for their guarantees in 2003.

4. INVESTMENTS

Net investment income by source is summarized as follows:

	2003	2002	2001
Fixed maturities:
Held for investment	$15,929	$31,273	$52,411
Available for sale	68,422,691	73,042,767	71,547,155

Total fixed maturities	68,438,620	73,074,040	71,599,566
Equity securities	2,429,561	1,529,435	1,987,423
Mortgage loans on real estate	2,211	6,123	1,489
Investment real estate	377,538	334,426	368,104
Policy loans	4,090,018	3,614,421	3,643,981
Collateral loans	7,170,102	7,255,063	6,322,020
Commercial leases	3,989,713	5,101,965	3,362,529
Other long-term investments	9,100,770	8,909,591	10,440,059
Short-term investments	2,631,122	2,055,820	2,483,401

Total investment income	98,229,655	101,880,884	100,208,572
Interest expense	(5,705,422)	(5,089,180)	(8,873,862)
Investment expenses	(9,015,422)	(8,285,672)	(6,620,627)

Net investment income	$83,508,811	$88,506,032	$84,714,083

Net realized investment gains (losses) are summarized as follows:

	2003	2002	2001
Fixed maturities available for sale	$(2,345)	$(877,825)	$(7,910,845)
Equity securities	5,343,876	4,095,345	10,301,376
Other investments	922,087	1,942,271	4,056,986

Net realized investment gains	$6,263,618	$5,159,791	$6,447,517

Notes to Consolidated Financial Statements	alfa
ALFA CORPORATION

Changes in net unrealized investment gains and losses on fixed maturities and equity securities, including options, are as follows:

	Increase (Decrease)
	2003	2002	2001
Fixed maturities:
Held for investment	$(10,921)	$(10,170)	$(2,827)

Available for sale, net of tax	$(3,319,155)	$42,727,824	$9,860,181

Equity securities, net of tax	$10,880,335	$(16,586,086)	$(21,307,394)

Unrealized investment gains and losses are based on fair values which were determined using nationally recognized pricing services, broker/dealers securities firms and market makers.

At December 31, 2003 and 2002, gross unrealized gains for equity securities amounted to $20,766,924 and $9,935,424, respectively, while gross unrealized losses amounted to $1,778,350 and $7,685,822, respectively, and applicable deferred income taxes aggregated $6,662,380 and $803,743, respectively.

The Company’s fixed maturity portfolio is predominantly comprised of investment grade securities. At December 31, 2003 approximately $8.0 million in fixed maturities (0.7% of the total fixed maturity portfolio) are considered below investment grade. The Company considers bonds with a quality rating of BB+ and below, based on Standard & Poor’s rating scale, to be below investment grade.

The amortized cost and estimated fair value of investments in fixed maturity securities are as follows:

	December 31, 2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held for investment:
Mortgage-backed securities	$158,623	$14,591	$—	$173,214

Available for sale:
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$69,345,782	$4,325,263	$(468,974)	$73,202,071
Obligations of states and political subdivisions	364,058,152	25,025,215	(336,240)	388,747,127
Corporate securities	218,141,635	25,933,374	(148,875)	243,926,134
Mortgage-backed securities	457,127,969	6,703,454	(3,894,035)	459,937,388
Other debt securities	180,000	426,000	—	606,000

Totals	$1,108,853,538	$62,413,306	$(4,848,124)	$1,166,418,720

	December 31, 2002
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held for investment:
Mortgage-backed securities	$294,633	$25,512	$—	$320,145

Available for sale:
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$41,441,221	$5,996,057	$—	$47,437,278
Obligations of states and political subdivisions	317,035,265	23,079,734	(69,625)	340,045,374
Corporate securities	270,720,639	24,777,330	(3,437,713)	292,060,256
Mortgage-backed securities	435,439,462	14,805,698	(329,312)	449,915,848
Other debt securities	180,000	305,000	—	485,000

Totals	$1,064,816,587	$68,963,819	$(3,836,650)	$1,129,943,756

alfa	Notes to Consolidated Financial Statements
ALFA CORPORATION

(Note 4, continued)

The following table shows the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003:

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$31,207,524	$468,974	$—	$—	$31,207,524	$468,974
Obligations of states and political subdivisions	20,314,623	336,240	—	—	20,314,623	336,240
Corporate securities	10,954,688	148,875	—	—	10,954,688	148,875
Mortgage-backed securities	171,645,423	3,863,511	1,967,266	30,524	173,612,689	3,894,035

Total fixed maturities	234,122,258	4,817,600	1,967,266	30,524	236,089,524	4,848,124
Equity Securities	53,446,057	866,451	3,234,485	911,899	56,680,542	1,778,350

Total temporarily impaired securities	$287,568,315	$5,684,051	$5,201,751	$942,423	$292,770,066	$6,626,474

Of the sixty-eight fixed maturities in an unrealized loss position at December 31, 2003, most are mortgage-backed securities. Of the $3.9 million in unrealized losses on mortgage-backed securities, only 7% of the losses have been due to rating downgrades with the remainder attributable to the interest rate environment. The majority of the Company’s mortgage-backed securities are issued by government agencies. Therefore, return of principal is not currently an issue. While unrealized gains and losses will fluctuate with interest rate changes, receipt of principal is highly probable if these securities are held to maturity. The Company reviews securities for impairment each quarter and considers its intent and ability to hold any debt securities in a loss position until the fair value recovers.

There were twenty-four equity positions with unrealized losses at December 31, 2003. The largest long-term position of $867,669 relates to a mutual fund that experienced a recovery proportionate with the general domestic equity markets during 2003. The mutual fund holding supports a non-qualified deferred compensation plan and it is the Company’s intent to hold through the period of recovery.

The amortized cost and estimated fair value of fixed maturities available for sale at December 31, 2003 by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2003
	Amortized Cost	Estimated Fair Value
Available for sale:
Due in one year or less	$17,969,724	$18,370,302
Due after one year through five years	100,520,022	110,264,378
Due after five years through ten years	146,539,991	161,382,796
Due after ten years	386,695,832	416,463,856

	651,725,569	706,481,332
Mortgage-backed securities	457,127,969	459,937,388

	$1,108,853,538	$1,166,418,720

Notes to Consolidated Financial Statements	alfa
ALFA CORPORATION

Proceeds from sales of fixed maturities available for sale were $68,916,066 in 2003, $108,160,531 in 2002 and $70,123,319 in 2001. Gross gains of $1,644,188 in 2003, $4,866,178 in 2002 and $1,849,306 in 2001 and gross losses of $2,519,043 in 2003, $6,343,657 in 2002 and $7,712,034 in 2001 were realized on those sales. In addition, the Company recorded a loss of approximately $1,170,000 in 2002 and $1,371,000 in 2001 for fixed maturities available for sale whose valuation was deemed to be an other than temporary decline. No fixed maturities available for sale were written down during 2003. Proceeds from sales of equity securities were $248,501,960 in 2003, $72,498,502 in 2002 and $76,111,628 in 2001. Gross gains of $10,785,331 in 2003, $15,761,437 in 2002 and $22,378,473 in 2001 and gross losses of $4,488,106 in 2003, $8,013,042 in 2002 and $9,311,829 in 2001 were realized on those sales. The Company also recorded a loss of approximately $953,000 in 2003, $3,653,000 in 2002 and $2,765,000 in 2001 for equity securities whose valuation was deemed to be an other than temporary decline. At December 31, 2003, the Company’s mortgage-backed securities were comprised of CMO’s and pass through securities. The valuation of such securities is subject to significant fluctuations due to changes in interest rates. The Company has a history of positive cash flow and has the ability to hold such investments to maturity. Management performs periodic assessments of the portfolio to monitor interest rate fluctuations.

As of December 31, 2003 and 2002, the Company’s mortgage loan portfolio totaled approximately $3,000 and $38,000, respectively, and the collateral loan portfolio totaled $101.9 million and $105.4 million, respectively. These portfolios consisted of mortgage and consumer loans in the Company’s primary market area of Alabama, Georgia and Mississippi. Management evaluates the creditworthiness of customers on a case-by-case basis and obtains collateral as deemed necessary based on this evaluation. At December 31, 2003, the Company had charged off loans totaling $385,846 and had an allowance of $1,183,587.

The Company has estimated the fair value of the collateral loan portfolio to be approximately $102.0 million and $108.7 million at December 31, 2003 and 2002, respectively. The estimated fair value was determined by discounting the estimated future cash flows from the loan portfolio at 5.78% for 2003 and 5.33% for 2002, the current interest rates offered for similar loans, and after allowing for estimated loan losses. At December 31, 2003, the Company had charged off leases totaling $2,265,023 and had an allowance for losses of $3,487,123 on the lease portfolio. The estimated fair value of the lease portfolio was determined by discounting the estimated future cash flows from the lease portfolio at 8.0% for both 2003 and 2002, the current interest rate offered for similar leases, and after allowing for estimated lease losses. The Company had no impaired loans and $1,986,631 in impaired leases subject to individual valuation at December 31, 2003. The Company’s policy loans earn interest predominately at 8.0% but do range from 5.0% to 8.0% at December 31, 2003. Because the policy loans have no stated maturity and are often repaid by reductions to benefits and surrenders, it is not practicable to determine the fair value of the policy loan portfolio. Assets leased to affiliated companies are expected to be held until the lease terminates and, therefore, fair value is assumed to equal net cost.

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

At December 31, 2003, the Company had $3,178,726 in investments on deposit with regulatory agencies in order to meet statutory requirements.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

Information about specific valuation techniques and related fair value detail is provided in Note 1 - Summary of Significant Accounting Policies, Note 4 - Investments and Note 8 - Notes Payable and Commercial Paper. The cost and estimated fair value of the financial instruments as of December 31 are summarized as follows:

	December 31,
	2003		2002
	Cost	Estimated Fair Value	Cost	Estimated Fair Value
Investments:
Fixed maturities held for investment	$158,623	$173,214	$294,633	$320,145
Fixed maturities available for sale	$1,108,853,538	$1,166,418,720	$1,064,816,587	$1,129,943,756
Equity securities	$116,063,831	$140,553,329	$63,037,993	$65,286,596
Short-term investments	$105,782,453	$105,782,453	$101,697,650	$101,697,650
Mortgage and Collateral loans	$101,879,385	$102,018,114	$105,470,232	$108,709,716
Commercial leases	$118,121,257	$120,520,796	$93,945,299	$95,513,692
Other long-term investments	$121,506,439	$111,447,747	$118,629,626	$114,581,012
Liabilities:
Commercial paper	$164,443,769	$164,443,769	$133,422,926	$133,422,926
Notes payable	$107,093,776	$107,093,776	$112,488,787	$112,488,787
Interest rate swap contracts	$—	$4,780,396	$—	$5,545,256

.alfa	Notes to Consolidated Financial Statements
ALFA CORPORATION

6. POLICIES LIABILITIES AND ACCRUALS

The composition of the liability for future policy benefits and life and health claim reserves and the more significant assumptions used in its calculation are as follows:

	Insurance In Force	Liability		Years of Issue	Basis of Assumption
		December 31,			Interest Rate	Mortality and Morbidity	With- drawals
		2003	2002
Ordinary life	$10,082,790,825	$159,344,055	$148,807,086	1955 to 1978	5%	1955-60 Basic Select and Ultimate Mortality Tables	Company experience
				1979 and 1980	7% graded to 5%	Modified 1965-70 Basic Select and Ultimate Mortality Tables	Company experience
				1981 to 1993	9% graded to 7%	Modified 1965-70 Basic Select and Ultimate Mortality Tables	Company experience
				1994 to 2003	6%	Modified 1965-70 Basic Select and Ultimate Mortality Tables	Company experience
Interest sensitive life	2,223,204,852	223,874,289	211,440,786	1984 to 2003	5.35% to 6.25%*	Modified 1965-70 Basic Select and Ultimate Mortality Tables	Company experience
Universal life	5,900,693,804	273,298,153	237,493,032	1987 to 2003	4.85% to 6.25%*	Modified 1965-70 Basic Select and Ultimate Mortality Tables	Company experience
Annuities w/o life contingencies		11,901,614	11,924,556	1974 to 2003	4.85% to 5.75%*	—	—
Group credit life	10,554,384	315,424	284,778	1992 to 2003	3.0%	1958 CET	—
Group life	45,505,028	187,406	229,336	2003	4.5%	1960 CSG	—

	$18,262,748,893	$668,920,941	$610,179,574

Accident & health		265,125	260,730		5%	1972 intercompany reports	200% N&W III
Life and health claim reserves		4,567,589	4,372,433

		$673,753,655	$614,812,737

*	Rates are adjustable annually on policyholders’ anniversary dates.

Notes to Consolidated Financial Statements	alfa
ALFA CORPORATION

Participating policies represent approximately 1% of the ordinary life insurance in force and 5% of life insurance premium income. The amount of dividends paid to policyholders is fixed by the Board of Directors and allocated to participating policyholders. Activity in the liability for unpaid losses and loss adjustment expenses is summarized as follows:

	2003		2002		2001
	Property and Casualty	Life	Property and Casualty	Life	Property and Casualty	Life
Balance at January 1,	$148,457,015	$4,372,433	$140,438,285	$4,561,276	$145,077,064	$4,694,823
Less reinsurance recoverables on unpaid losses	(2,648,790)	(690,672)	(2,199,925)	(954,204)	(1,681,098)	(1,251,651)

Net balance at January 1,	145,808,225	3,681,761	138,238,360	3,607,072	143,395,966	3,443,172

Incurred related to:
Current year	316,474,214	24,427,420	299,419,001	18,915,015	281,868,794	18,912,632
Prior years	(14,983,674)	115,329	(11,717,188)	345,553	(22,713,788)	95,565

Total incurred	301,490,540	24,542,749	287,701,813	19,260,568	259,155,006	19,008,197

Paid related to:
Current year	228,506,220	22,327,532	214,448,000	17,239,062	203,950,000	17,296,994
Prior years	70,094,142	1,873,367	65,683,948	1,946,817	60,362,612	1,547,303

Total paid	298,600,362	24,200,899	280,131,948	19,185,879	264,312,612	18,844,297

Net balance at December 31,	148,698,403	4,023,611	145,808,225	3,681,761	138,238,360	3,607,072
Plus reinsurance recoverables on unpaid losses	5,133,250	543,978	2,648,790	690,672	2,199,925	954,204

Balance at December 31,	$153,831,653	$4,567,589	$148,457,015	$4,372,433	$140,438,285	$4,561,276

The liability for estimated unpaid losses and loss adjustment expenses is based on a detailed evaluation of reported losses and of estimates of incurred but not reported losses. Adjustments to the liability based on subsequent developments are included in current operations. Because the Company is primarily an insurer of private passenger motor vehicles and of single family homes, it has limited exposure for environmental, product and general liability claims. The Company does not believe that any such claims will have a material impact on the Company’s liquidity, results of operations, cash flows or financial condition. The table below summarizes the 2003 changes in estimated loss reserves by component and period in thousands of dollars.

		Reserves at January 1, 2003	Loss Development	Paid Loss	Reserves at December 31, 2003
		(in thousands)
Prior to	1994	$4,457	$635	$312	$4,780
	1994	866	(110)	44	714
	1995	1,312	(178)	134	998
	1996	1,824	(1,082)	(186)	928
	1997	2,510	(13)	338	2,158
	1998	4,938	(1,402)	713	2,823
	1999	6,710	(995)	1,620	4,096
	2000	12,206	(2,150)	3,849	6,206
	2001	26,016	(2,098)	10,388	13,529
	2002	84,969	(7,591)	52,882	24,498
	2003	—	316,474	228,506	87,968

	Totals	$145,808	$301,490	$298,600	$148,698

There are inherent uncertainties in reserving for unpaid losses. Management’s philosophy has been to establish reserves at a high level of confidence. Consequently, actual results have not generally reached the level of reserves established. As a result of the NAIC codification management performed a more detailed analysis of loss reserves levels. As a result, the Company increased the risk of non-exceedance of loss development with respect to held reserve amounts for statutory reporting, which flowed through to the financial statements prepared using accounting principles generally accepted in the United States of America. These reserve adjustments were spread across accident years according to current actuarial estimates. There were no significant changes in the Company’s reserving assumptions or methodologies or in the Company’s historical payment patterns. The Company experienced no materially significant large losses or gains in its loss payments during 2001, 2002 or 2003 which led to changes in estimates.

alfa	Notes to Consolidated Financial Statements
ALFA CORPORATION

7. INCOME TAXES

Below is a comparative analysis of the provisions for income tax appearing in the statements of income:

	2003	2002	2001
Current	$22,785,164	$30,360,382	$22,893,188
Deferred	5,342,705	(2,723,079)	5,239,406

Total	$28,127,869	$27,637,303	$28,132,594

Reconciliations of the differences between income taxes computed at Federal statutory tax rates and provisions for income taxes are as follows:

	2003	2002	2001
Income taxes computed at Federal statutory tax rate	$37,308,886	$34,770,858	$34,333,072
Dividends received deduction, tax exempt interest and proration	(4,430,741)	(3,719,861)	(3,307,399)
Tax Credits	(4,005,681)	(3,028,568)	(2,677,784)
Other, net	(744,595)	(385,126)	(215,295)

Total	$28,127,869	$27,637,303	$28,132,594

Income taxes are recorded in the Statements of Income and also directly in certain stockholders’ equity accounts. Income tax expense (benefit) for the years ended December 31 was recorded in the financial statements as follows:

	2003	2002	2001
Statements of Income:
Provision for income taxes	$28,127,869	$27,637,303	$28,132,594
Cumulative effect of change in accounting principle	—	—	(245,715)
Statements of Comprehensive Income:
Unrealized holding gains (losses) arising during the year	4,071,306	2,379,931	(6,194,065)
Statements of Stockholders’ Equity
Capital in excess of par value:
Exercise of stock options	(1,055,685)	(1,673,337)	(705,024)

Total income taxes	$31,143,490	$28,343,897	$20,987,790

The net deferred tax liabilities consist of the following:

	2003	2002
Deferred Tax Assets:
Reserve computational method differences	$28,323,881	$23,763,870
Unearned premium reserve	11,912,555	10,706,964
Other	1,394,331	3,159,606

Total deferred tax asset	41,630,767	37,630,440

Deferred Tax Liabilities:
Unrealized gains	24,624,482	20,553,176
Deferred acquisition costs	54,444,760	49,747,678
Other	12,945,069	8,299,119

Total deferred tax liability	92,014,311	78,599,973

Net deferred tax liability	($50,383,544)	($40,969,533)

The Company did not establish a valuation allowance related to the deferred tax assets due to the existence of sufficient taxable income related to future reversals of existing taxable temporary differences.

Notes to Consolidated Financial Statements	alfa
ALFA CORPORATION

8. NOTES PAYABLE AND COMMERCIAL PAPER

Short-term debt at December 31, 2003 was $201.5 million. Of this amount, the Company had approximately $164.4 million in commercial paper at rates ranging from 1.13% to 1.16% with maturities ranging from January 2, 2004 to March 3, 2004. The Company intends to continue to use the commercial paper program to fund its short-term needs. However, backup lines of credit are in place up to $300 million. The backup lines agreements contain usual and customary covenants requiring the Company to meet certain operating levels. The Company has maintained full compliance with all such covenants. The Company has A-1+ and P-1 commercial paper ratings from Standard & Poor’s and Moody’s Investors Service, respectively. The commercial paper is guaranteed by two affiliates, Alfa Mutual Insurance Company and Alfa Mutual Fire Insurance Company. In addition, the Company had $37.1 million in short-term debt outstanding to affiliates with interest equal to commercial paper rates payable monthly. Due to the short-term nature of the Company’s borrowings, their fair values approximate their carrying values.

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

As part of its funding efforts, the Company issued a $70 million long-term obligation maturing in fifteen years in the second quarter of 2002 which is included in total borrowings. Management believes it is prudent to limit the variability of a portion of its interest payments. It is the Company’s objective to hedge 100 percent of its variable-rate long-term interest payments over the first five years of the life of the debt obligation.

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

The Company maintains risk management control systems to monitor interest rate cash flow risk attributable to both the Company’s outstanding or forecasted debt obligations as well as the Company’s offsetting hedge position. The risk management control systems involve the use of analytical techniques, including cash flow sensitivity analysis, to estimate the expected impact of changes in interest rates on the Company’s future cash flows.

Interest expense for 2003 and 2002 include no gains or losses from the interest rate swap. Changes in fair value of the interest rate swap designated as a hedging instrument of the variability of cash flows associated with floating-rate, long-term debt obligation are reported in accumulated other comprehensive income. The interest rate swap involves a LIBOR for LIBOR exchange and meets the criteria for short-cut accounting. Therefore, the interest rate swap has no ineffectiveness, thereby eliminating the reclassification of this amount to interest expense in subsequent periods.

9. CONTINGENT LIABILITIES

The property and casualty subsidiaries participate in a reinsurance pooling agreement with Mutual and its affiliates. Should any member of the affiliated group be unable to meet its obligation on a claim for a policy written by the Company’s property and casualty subsidiaries, the obligation to pay the claim would remain with the Company’s subsidiaries.

        Certain legal proceedings are in process at December 31, 2003. Costs for these and similar legal proceedings, including accruals for outstanding cases, totaled $1.1 million in 2003, $5.3 million in 2002, and $930,000 in 2001. These proceedings involve alleged breaches of contract, torts, including bad faith and fraud claims, and miscellaneous other causes of action. These lawsuits involve claims for unspecified amounts of compensation damages, mental anguish damages, and punitive damages. Approximately 22 legal proceedings against Alfa Life Insurance Corporation (Life) were in process at December 31, 2003. Of the 22 proceedings, nine were filed in 2003, eight were filed in 2002, one was in 2001, three were filed in 1999, and one was filed in 1996. In a case tried in January 2001, in Barbour County, Alabama, the jury returned a verdict for the plaintiff against Life for $500,000 in compensatory damages and $5,000,000 in punitive damages. After Life filed post-trial motions, the trial court reduced the punitive damage award to $1,500,000. Life has appealed the award to the Alabama Supreme Court. In a case tried in December 2001, in Bullock County, Alabama, the jury returned a verdict for the plaintiffs against Life for $300,000 in compensatory damages and $3,000,000 in punitive damages. After Life filed post-trial motions, the trial court reduced the punitive damage award to $900,000. Life appealed the award to the Alabama Supreme Court. In September 2003, the Alabama Supreme Court reversed the jury verdict and held that the trial court should have rendered a verdict for Life. The Supreme Court has overruled the plantiff’s application for rehearing, concluding the case in favor of Life. In addition, one purported class action lawsuit is pending against both Alfa Builders, Inc. and Alfa Mutual Fire Insurance Company. Additionally, four purported class action lawsuits are pending against the property and casualty companies involving a number of issues and allegations which could affect the Company because of a pooling agreement between the companies. No class has been certified in any of these five purported class action cases. Management believes adequate reserves have been established in these known cases. However, it should be noted that in Mississippi and Alabama, where the Company has substantial business, the likelihood of a judgment in any given suit, including a large mental anguish and/or punitive damage award by a jury, bearing little or no relation to actual damages, continues to exist, creating the potential for unpredictable material adverse financial results.

Based upon information presently available, contingent liabilities arising from any other threatened litigation are not presently considered by management to be material.

alfa	Notes to Consolidated Financial Statements
ALFA CORPORATION

(Note 9, continued)

The Company periodically invests in partnerships that invest in affordable housing tax credits. At December 31, 2003, the Company had committed to fund partnerships of this type in the amount of approximately $32.2 million.

10. STOCKHOLDERS’ EQUITY

In October 1989, the Company’s Board of Directors approved a stock repurchase program authorizing the repurchase of up to 4,000,000 shares of its outstanding common stock in the open market or in negotiated transactions in such quantities and at such times and prices as management may decide. In March 1999 and in September 2001, the Company’s Board of Directors increased the number of shares authorized to be repurchased by 4,000,000 shares, bringing the total number of shares authorized to be repurchased to 12,000,000. At December 31, 2003, the Company had repurchased a total of 7,147,780 shares at a cost of $50,269,724 and due to the exercise of stock options had reissued 2,002,463 shares at a cost of $7,462,034 under this program. In addition, the Company began funding its dividend reinvestment plan through the sale of treasury stock during 2002 and therefore had reissued an additional 1,595,609 shares at a cost of $9,576,005 at December 31, 2003. These transactions increased the total number of shares outstanding to 80,217,316 shares. All share information presented in this section has been adjusted to reflect the impact of the two-for-one stock split effected in the form of a 100% stock dividend which was paid on June 17, 2002.

The amounts of statutory net income and stockholders’ equity for the Company’s life and property and casualty insurance subsidiaries are as follows:

	2003	2002	2001
Statutory net income:
Life insurance subsidiary	$19,018,395	$13,003,788	$20,087,108

Property and casualty subsidiaries	$46,309,213	$48,747,378	$43,669,715

Statutory stockholders’ equity:
Life insurance subsidiary	$144,834,065	$132,468,334	$146,319,825

Property and casualty subsidiaries	$323,362,343	$291,296,305	$269,756,206

Alfa Corporation is a holding company with no operations and, accordingly, any cash available for dividends or other distributions must be obtained by it from borrowings or in the form of distributions from its operating subsidiaries. Distributions to the Company from its insurance subsidiaries are subject to regulatory restrictions. Under applicable regulatory requirements, the Company’s insurance subsidiaries can distribute to the Company an aggregate of approximately $61.1 million without prior regulatory approval in 2004 based on December 31, 2003 financial condition and results of operations.

At December 31, 2003, the life subsidiary’s Adjusted Capital calculated in accordance with NAIC Risk-Based Capital guidelines was $155.5 million, compared to the Authorized Control Level amount of $10.7 million, and the property and casualty subsidiaries’ Adjusted Capital was $323.4 million, compared to the Authorized Control Level amount of $22.8 million. The Risk-Based Capital analysis serves as the benchmark for the regulation of insurance enterprises’ solvency by state insurance regulators.

Notes to Consolidated Financial Statements	alfa
ALFA CORPORATION

11. OPERATING LEASES

The Company leases certain property and equipment to Mutual and its affiliates (Note 3) and to third parties under operating leases. Total rental income for the years ended December 31, 2003, 2002 and 2001 was approximately $2,583,000, $2,772,000 and $2,476,000, respectively. The cost and net book value of major classes of leased property at December 31, 2003 were:

	Cost	Net Book Value
Transportation equipment	$16,174,575	$13,147,175
Furniture and equipment	13,962,634	7,052,895
Buildings	3,271,033	1,716,778

Total	$33,408,242	$21,916,848

At December 31, 2003, the aggregate minimum rental payments to be received under leases having initial or remaining lease terms in excess of one year are approximately $3,101,791 in 2004, $2,088,938 in 2005, $1,354,500 in 2006, $794,856 in 2007, $209,899 in 2008 and $0 thereafter.

The Company also leases certain property and equipment from third parties under operating leases. At December 31, 2003 the aggregate minimum rental payments to be made under leases having initial or remaining lease terms in excess of one year are approximately $170,318 in 2004, $79,036 in 2005 and $0 thereafter. Lease expense was approximately $78,220 in 2003, $83,665 in 2002 and $77,475 in 2001.

12. CAPITAL LEASES

OFC Capital (OFC), a division of Financial is in the business of offering lease-financing services to commercial businesses. OFC attempts to offer rates competitive within the commercial leasing industry while providing specialized programs for end users, vendor manufacturers and wholesale brokers. OFC has customers in all 50 states at December 31, 2003. Customers typically have a minimum two-year business history and personally guarantee the transaction. Other products offered to qualified customers include 10% Purchase Upon Termination Leases and Fair Market Value Leases. Generally, the range of leases extend from 24 months to 60 months with the average being 45 months in length and containing a purchase option at the end of the lease term.

During 2002, Financial originated four leases for Marshall Creek, Ltd., one of Mutual’s real estate joint ventures. These equipment leases have various expiration dates through 2007. The unearned income on these leases was $68,661 at December 31, 2002.

At December 31, 2003, future minimum lease payments to be received on capital leases with separate deductions for executory costs and allowance for uncollectible minimum lease payments receivable are approximately $47,290,617 in 2004, $36,447,568 in 2005, $25,380,175 in 2006, $13,284,461 in 2007, $5,275,042 in 2008 and $1,002,376 thereafter. Unguaranteed residual values accruing to the benefit of the lessor total $41,875 and $208,461 at December 31, 2003 and 2002, respectively. Initial direct costs and unearned income at December 31, 2003 are $1,391,203 and $17,395,649, respectively. At December 31, 2002, initial direct costs and unearned income were $1,871,195 and $15,827,864, respectively. No contingent rentals have been included in income. At December 31, 2003, future minimum lease payments to be received on capital leases including interest are $48,530,755 in 2004, $37,403,361 in 2005, $26,045,739 in 2006, $13,632,830 in 2007, $5,413,374 in 2008 and $1,028,663 thereafter.

alfa	Notes to Consolidated Financial Statements
ALFA CORPORATION

13. REINSURANCE

Life reinsures portions of its risks with other insurers. While the amount retained on an individual life will vary depending upon age and mortality prospects of the risk, Life generally will not retain more than $500,000 of individual life insurance on a single risk with the exception of COLI and group policies where the retention is limited to $100,000 per individual. Life has reinsured approximately $2,421,536,699 of its life insurance in force with other insurance companies and has taken reserve credits for approximately $6,406,203 on account of such reinsurance at December 31, 2003. Amounts paid or deemed to have been paid for Life’s reinsurance contracts are recorded as reinsurance receivables. The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

The Company’s property and casualty insurance subsidiaries, together with Mutual and its affiliates, participate in catastrophe and other reinsurance ceded arrangements to protect them from abnormal losses. The Company’s subsidiaries and Mutual and its affiliates are also required to participate in certain assigned risk pools and associations by the states in which they operate.

The following table summarizes the effects of reinsurance on premiums and losses for the three years ended December 31, 2003, 2002 and 2001:

	Years Ended December 31,
	2003	2002	2001
Direct premiums earned	$158,739,713	$147,591,913	$133,451,449
Premiums ceded to nonaffiliates	(5,988,558)	(5,014,066)	(5,915,215)
Premiums ceded to pooling agreement	(86,755,474)	(79,699,905)	(71,660,028)
Premiums assumed from pooling agreement	459,046,833	428,099,570	396,864,726
Premiums assumed from nonaffiliates	186,520	127,468	128,423

Net premiums earned	$525,229,034	$491,104,980	$452,869,355

Direct losses	$94,129,069	$81,915,341	$78,362,922
Losses ceded to nonaffiliates	(5,465,659)	(2,177,430)	(5,391,817)
Losses ceded to pooling agreement	(64,884,220)	(61,811,977)	(54,559,342)
Losses assumed from pooling agreement	284,289,313	270,407,110	245,333,906
Losses assumed from nonaffiliates	84,266	73,838	53,203
Loss adjustment expenses, net	17,935,187	18,555,498	14,364,331

Net losses incurred	326,087,956	306,962,380	278,163,203
Surrender, maturities, interest and other benefits and settlement expenses	38,445,389	39,493,125	34,780,672

Total benefits and settlement expenses	$364,533,345	$346,455,505	$312,943,875

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; therefore, allowances are established if amounts are determined to be uncollectible. The Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurance to minimize exposure to significant losses from reinsurer insolvencies. At December 31, 2003, the Company does not believe there to be a significant concentration of credit risk related to its reinsurance program.

Notes to Consolidated Financial Statements	alfa
ALFA CORPORATION

14. SEGMENT INFORMATION

The Company reports operating segments based on the Company’s legal entities, which are organized by line of business, with property and casualty insurance as one segment, life insurance as one segment, noninsurance businesses composed of consumer financing, commercial leasing, residential and commercial construction and real estate sales as one segment, and corporate operations as one segment. All investing activities are allocated to the segments based on the actual assets, investments and cash flows of each segment.

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

The following is a summary of segment profit (loss):

	Year Ended December 31, 2003
	Property & Casualty Insurance	Life Insurance	Non- Insurance	Corporate	Eliminations	Total
Premiums	$459,056,982	$33,628,724	$—	$—	$—	$492,685,706
Policy charges	—	32,543,328	—	—	—	32,543,328
Segment expenses	340,247,663	76,367,519	—	—	(601,601)	416,013,581
Amortization of deferred acquisition expense	77,687,018	8,788,424	—	—	—	86,475,442

Underwriting income (loss)	41,122,301	(18,983,891)	—	—	601,601	22,740,011
Net investment income (interest expense)	28,503,408	44,734,610	11,891,703	(1,097,023)	(523,887)	83,508,811
Other income	306,448	—	2,816,428	—	(77,714)	3,045,162
Other expense	276,500	—	8,758,139	(73,854)	—	8,960,785

Segment operating income (loss) before tax	69,655,657	25,750,719	5,949,992	(1,023,169)	—	100,333,199
Income tax provision (benefit)	16,539,092	6,692,993	1,923,424	780,093	—	25,935,602

Segment operating income (loss)	53,116,565	19,057,726	4,026,568	(1,803,262)	—	74,397,597
Net realized gains (losses) after tax	(1,486,074)	5,579,640	(22,215)	—	—	4,071,351

Segment net income (loss)	$51,630,491	$24,637,366	$4,004,353	($1,803,262)	$—	$78,468,948

Segment Assets	$732,074,595	$1,013,682,716	$300,897,197	$825,852,562	($827,432,484)	$2,045,074,586

	Year Ended December 31, 2002
	Property & Casualty Insurance	Life Insurance	Non- Insurance	Corporate	Eliminations	Total
Premiums	$428,099,586	$31,460,209	$—	$—	$—	$459,559,795
Policy charges	—	31,545,185	—	—	—	31,545,185
Segment expenses	323,480,539	75,523,603	—	—	(498,468)	398,505,674
Amortization of deferred acquisition expense	71,211,930	8,562,567	—	—	—	79,774,497

Underwriting income (loss)	33,407,117	(21,080,776)	—	—	498,468	12,824,809
Net investment income (interest expense)	30,434,046	47,290,298	12,318,445	(1,102,852)	(433,905)	88,506,032
Other income	399,849	—	2,442,338	—	(64,563)	2,777,624
Other expense	9,335	—	7,936,973	1,976,639	—	9,992,947

Segment operating income (loss) before tax	64,231,677	26,209,522	6,823,810	(3,079,491)	—	94,185,518
Income tax provision	15,817,680	7,825,208	2,188,488	—	—	25,831,376

Segment operating income (loss)	48,413,997	18,384,314	4,635,322	(3,079,491)	—	68,354,142
Net realized gains (losses) after tax	943,712	2,355,239	54,913	—	—	3,353,864

Segment net income (loss)	$49,357,709	$20,739,553	$4,690,235	($3,079,491)	$—	$71,708,006

Segment Assets	$682,557,720	$932,129,076	$279,927,515	$727,701,165	($738,259,582)	$1,884,055,894

alfa	Notes to Consolidated Financial Statements
ALFA CORPORATION

(Note 14, continued)

	Year Ended December 31, 2001
	Property & Casualty Insurance	Life Insurance	Non- Insurance	Corporate	Eliminations	Total
Premiums	$396,862,542	$26,946,091	$—	$—	$—	$423,808,633
Policy charges	—	29,060,722	—	—	—	29,060,722
Segment expenses	299,101,695	66,929,047	—	—	(503,972)	365,526,770
Amortization of deferred acquisition expense	66,392,582	8,048,303	—	—	—	74,440,885

Underwriting income (loss)	31,368,265	(18,970,537)	—	—	503,972	12,901,700
Net investment income (interest expense)	31,278,295	46,623,273	9,653,134	(2,400,559)	(440,060)	84,714,083
Other income	(438,028)	—	2,767,599	—	(63,912)	2,265,479
Other expense	(153,964)	—	7,171,385	1,216,867	—	8,234,288

Segment operating income (loss) before tax	62,362,316	27,652,736	5,249,348	(3,617,426)	—	91,646,974
Income tax provision (benefit)	16,373,327	7,860,734	1,697,243	(55,341)	—	25,875,963

Segment operating income (loss)	45,988,989	19,792,002	3,552,105	(3,562,085)	—	65,771,011
Net realized gains (losses) after tax	(180,719)	4,371,846	(241)	—	—	4,190,886
Cumulative Effect of Changes in Accounting Principles, net of tax	(283,782)	(172,546)	—	—	—	(456,328)

Segment net income (loss)	$45,524,488	$23,991,302	$3,551,864	($3,562,085)	$—	$69,505,569

Segment Assets	$615,877,907	$869,582,019	$222,388,886	$682,299,794	($692,544,142)	$1,697,604,464

The following summary reconciles significant segment items to the Company’s consolidated financial statements:

	Years Ended December 31,
	2003	2002	2001
Revenues:
Premiums - Property & Casualty Insurance	$459,056,982	$428,099,586	$396,862,542
Premiums - Life Insurance	33,628,724	31,460,209	26,946,091
Policy charges - Life Insurance	32,543,328	31,545,185	29,060,722
Net investment income	83,508,811	88,506,032	84,714,083
Net realized investment gains	6,263,618	5,159,791	6,447,517
Other income	3,045,162	2,777,624	2,265,479

Total revenues	$618,046,625	$587,548,427	$546,296,434

Income before income taxes:
Underwriting profit	$22,740,011	$12,824,809	$12,901,700
Other income	3,045,162	2,777,624	2,265,479
Other expense	(8,960,785)	(9,922,947)	(8,234,288)
Net investment income	83,508,811	88,506,032	84,714,083
Net realized investment gains	6,263,618	5,159,791	6,447,517

Income before income taxes	$106,596,817	$99,345,309	$98,094,491

Income taxes:
Allocated to segments	$25,935,602	$25,831,376	$25,875,963
Allocated to realized gains	2,192,267	1,805,927	2,256,631

Total income tax	$28,127,869	$27,637,303	$28,132,594

Assets:
Allocated to segments	$2,872,507,070	$2,622,315,476	$2,390,148,606
Eliminations	(827,432,484)	(738,259,582)	(692,544,142)

Total assets	$2,045,074,586	$1,884,055,894	$1,697,604,464

Notes to Consolidated Financial Statements	alfa
ALFA CORPORATION

15. ACCOUNTING FOR STOCK-BASED COMPENSATION

Consistent with the provisions of Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation,” the Company uses the intrinsic value based method to account for its stock options and provides pro forma disclosures as if the fair value based method had been applied. On October 25, 1993, the Company established a Stock Incentive Plan, pursuant to which a maximum aggregate of 4,000,000 shares of common stock were reserved for grant to key personnel. On April 26, 2001, the plan was amended to increase the maximum aggregate number of shares available for grant to 6,400,000 shares. Under the plan, options ratably become exercisable annually over three years and may not be exercised after ten years from the date of the award.

All share and per share information presented in this footnote has been adjusted to reflect the impact of the two-for-one stock split effected in the form of a 100% stock dividend which was paid on June 17, 2002. The following tables and information summarize the stock option activity of the Company’s plan and provide the pro forma disclosures of net income and earnings per share under the fair value based method of accounting.

Historical Summary of Option Grants

			Exercise Price	Market Value at Date of Grant	Cumulative through December 31, 2003
					Options Cancelled	Options Exercised	Options Exercisable
Options Authorized		6,400,000
Options Granted During
October 1993	1,130,800		$5.88	$5.88	167,600	963,200	—
October 1993	436,000		$4.70	$5.88	—	436,000	—
March 1994	160,000		$5.75	$5.75	—	127,000	33,000
March 1995	160,000		$5.75	$5.75	—	66,199	93,801
April 1996	160,000		$6.13	$6.13	3,334	42,998	113,668
February 1997	150,000		$6.00	$6.00	8,000	50,666	91,334
March 1998	619,000		$8.88	$8.88	37,800	173,400	407,800
March 1998	286,000		$7.10	$8.88	10,665	26,668	248,667
April 1999	335,000		$8.22	$8.22	43,333	40,000	251,667
October 1999	16,000		$8.53	$8.53	—	10,000	6,000
April 2000	386,000		$8.66	$8.66	60,000	49,001	276,999
August 2000	17,000		$8.50	$8.50	—	—	17,000
March 2001	389,000		$9.41	$9.41	—	17,331	244,676
March 2001	15,000		$5.85	$9.41	—	—	15,000
March 2002	423,000		$13.93	$13.93	—	—	141,009
February 2003	433,000		$11.65	$11.65	—	—	—

					330,732	2,002,463	1,940,621

Less: Total Options Granted		5,115,800
Add: Options Cancelled		330,732

Available for Grant under Plan at December 31, 2003		1,614,932

To determine the fair value of the options granted during 2003, 2002 and 2001 the Company has used the Black-Scholes model for valuations. The significant assumptions used to estimate the total and per share fair value of such options at the date of grant are as follows:

	433,000 Options Granted 2003	423,000 Options Granted 2002	404,000 Options Granted 2001
Risk-free interest rate	3.95%	5.41%	4.87%
Expected life (in years)	10	10	10
Expected volatility	0.49	0.49	0.49
Expected future dividend yield	2.7%	2.1%	3.0%
Weighted average option exercise price	$11.65	$13.93	$9.28

Fair value at date of grant	$2,186,433	$2,897,575	$1,689,306

Fair value per share at date of grant	$5.05	$6.85	$4.18

alfa	Notes to Consolidated Financial Statements
ALFA CORPORATION

(Note 15, continued)

The pro forma net income and earnings per share, as if compensation expense had been recorded using the fair value at the date of grant, is as follows:

	December 31,
	2003	2002	2001
Net income, as reported	$78,468,948	$71,708,006	$69,505,569

Earnings per share, as reported - Basic	$0.98	$0.91	$0.89

- Diluted	$0.98	$0.90	$0.88

Pro forma net income	$77,114,892	$70,667,240	$68,652,672

Pro forma earnings per share - Basic	$0.97	$0.90	$0.88

- Diluted	$0.96	$0.89	$0.87

Dilution - Basic	$0.01	$0.01	$0.01

- Diluted	$0.02	$0.01	$0.01

The information shown below reflects activity for options outstanding at December 31, 2003, 2002 and 2001:

	December 31,
	2003		2002		2001
	Number of Options	Weighted - average Exercise Price	Number of Options	Weighted - average Exercise Price	Number of Options	Weighted - average Exercise Price
Outstanding
Beginning of year	2,790,838	$8.67	2,935,036	$7.45	2,950,836	$7.00
Add (deduct):
Granted	433,000	$11.65	423,000	$13.93	404,000	$9.28
Exercised	(396,833)	($6.15)	(567,198)	($6.25)	(418,200)	($6.08)
Cancelled	(44,400)	($5.88)	—	—	(1,600)	($8.88)

End of Period	2,782,605	$9.54	2,790,838	$8.67	2,935,036	$7.45

Exercisable, end of period	1,940,621	$8.44	1,971,848	$7.47	2,189,722	$6.95

Range of exercise prices		$5.75 to $13.93		$4.70 to $13.93		$4.70 to $9.41

Weighted average remaining contractual life		6.1 years		5.8 years		5.6 years

Compensation cost recognized during period		$167,510		$284,405		$229,502

Of the 2,782,605 options outstanding at December 31, 2003, 595,470 options are exercisable at prices between $5.75 and $7.10, 1,204,142 options are exercisable at prices between $8.22 and $9.41 and 141,009 options are exercisable at $13.93.

Notes to Consolidated Financial Statements	alfa
ALFA CORPORATION

16. SUBSEQUENT EVENTS

During 2003, one of Financial’s investments, MidCountry Financial Corporation, pursued the opportunity to purchase Bayside Financial Corp. In order for this purchase to take place, approval had to be secured from the Office of Thrift Supervision. Consequently, due to ownership levels, this transaction qualified Financial and the Company as unitary thrift holding companies. As a condition of approval, the Company agreed to sell Builders and Realty. These sales took place during the first quarter of 2004 as Southern purchased Builders and Realty for approximately $5.5 million and $2.6 million, respectively. These sales prices represented the fair value of each entity according to independent valuations. No gain or loss was recorded on these transactions.

17. FINANCIAL ACCOUNTING DEVELOPMENTS

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123.” While the Company continues to use the intrinsic value method to account for its stock options, Notes to the Consolidated Financial Statements have been enhanced to comply with the requirements set forth by this statement.

Also, during 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees.” This interpretation clarifies the requirements of SFAS No. 5, “Accounting for Contingencies” relating to the guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. The Company complied with provisions of the interpretation and it did not have a significant impact on the Company’s financial position or income.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” and interpretation of ARB (Accounting Research Bulletin) No. 51. The interpretation addresses consolidation and disclosure issues associated with variable interest entities. In October 2003, the effective date of FIN 46 for variable interest entities in existence prior to February 1, 2003, was delayed to December 31, 2003. In December, the FASB issued a revised version of FIN 46 which effectively delayed implementation until March 2004, with earlier adoption permitted. The Company adopted the provisions of FIN 46 on December 31, 2003. The adoption of FIN 46 did not have a significant impact on the Company’s financial position or income. The Company retains significant equity interests in certain variable interest entities that are not consolidated because the Company is not the primary beneficiary. The Company’s maximum exposure to loss as of December 31, 2003 was $18,527,260, which was the amount of its carrying value in the financial instruments owned.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” The changes in this statement improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. These changes will result in more consistent reporting of contracts as either derivatives or hybrid instruments. This statement is effective for contracts entered into or modified after September 30, 2003 and for hedging relationships designated after September 30, 2003. The Company has not experienced a significant impact on the Company’s financial position or income from this statement.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and is effective for financial instruments entered into or modified after May 31, 2003. The Company did not experience a significant impact on the Company’s financial position or income from this statement.

alfa	Independent Auditors’ Report
ALFA CORPORATION

To the Stockholders and Board of Directors

Alfa Corporation

Montgomery, Alabama

We have audited the accompanying consolidated balance sheets of Alfa Corporation and subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alfa Corporation and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Atlanta, Georgia

February 6, 2004

Quarterly Financial Information-Unaudited

	Quarter Ended
	March 31		June 30		September 30		December 31
	2003	2002	2003	2002	2003	2002	2003	2002
Premiums and Policy Charges	$129,187,339	$119,500,994	$129,845,410	$121,573,475	$132,337,421	$123,653,904	$133,858,864	$126,376,607
Underwriting Profit	$5,158,387	$1,937,187	$1,538,139	$(1,479,839)	$1,000,403	$(1,409,894)	$6,082,296	$3,854,408
Net Investment Income	$21,654,487	$22,092,341	$21,336,596	$21,877,803	$20,803,254	$21,959,286	$19,714,474	$22,576,597
Net Income	$18,729,628	$18,468,147	$19,187,821	$15,531,340	$18,771,056	$17,450,114	$21,780,443	$20,258,405
Average Shares Outstanding
Basic	79,330,609	78,440,944	79,605,514	78,771,794	79,991,986	78,875,959	80,293,809	79,115,566
Diluted	79,903,268	79,242,060	80,226,873	79,605,279	80,587,725	79,567,532	80,827,936	79,760,663
Net Income Per Share*
Basic	$0.24	$0.24	$0.24	$0.20	$0.23	$0.22	$0.27	$0.26
Diluted	$0.23	$0.23	$0.24	$0.20	$0.23	$0.22	$0.27	$0.25

*	Per share amounts have been restated where appropriate to reflect 2-for-1 stock split in June 2002. The sum of the quarters may not equal the annual earnings per share due to the rounding effects on a quarterly basis.

STOCKHOLDER INFORMAION

Executive Offices

2108 East South Boulevard

Montgomery, Alabama 36116-2015

Telephone: (334) 288-3900

FAX: (334) 288-0905 or (334) 613-4709

Website: www.alfains.com

Form 10-K

The Company’s Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by writing:

Al Scott, Senior Vice President

Secretary and General Counsel

Alfa Corporation

P.O. Box 11000

Montgomery, Alabama 36191-0001

Common Stock

The common stock of Alfa Corporation is traded on the NASDAQ National Market System under the symbol ALFA. Alfa Corporation has approximately 2,700 stockholders of record. Newspaper listings of NASDAQ stocks list Alfa Corporation as AlfaCp.

Stock Price and Dividend Information

2003	High	Low	Dividends Per Share
First Quarter	$12.84	$10.50	$.075
Second Quarter	13.49	11.59	.08
Third Quarter	13.60	12.32	.08
Fourth Quarter	13.50	12.33	.08

2002	High	Low	Dividends Per Share
First Quarter	$14.52	$10.43	$.0725
Second Quarter	15.78	11.22	.075
Third Quarter	13.42	11.46	.075
Fourth Quarter	13.00	11.45	.075

The Company has paid cash dividends annually since 1974 and quarterly since September 1977. There are no restrictions on the Company’s present or future ability to pay dividends other than the usual statutory restrictions. There is a present expectation that the dividends will continue to be paid in the future, provided that operations of the Company continue to be profitable.

NASDAQ Registered Market Makers
Boston Stock Exchange
BrokerageAmerica, LLC
Cincinnati Stock Exchange
Deutsche Banc Alex. Brown
Fox-Pitt, Kelton, Inc.
Goldman, Sachs & Co.
Keefe, Bruyette & Woods, Inc.
Knight Securities L.P.
McDonald & Co. Securities
Merrill Lynch
Morgan Stanley & Co., Inc.
Prudential Securities
Sandler O’Neill & Partners, L.P.
Schwab Capital Markets
SunTrust Capital Markets, In.c.
Susquehanna Capital Group

Stock Transfer Agent	American Stock Transfer and Trust Co.
1-800-937-5449
E-mail: info@amstock.com

Address Stockholder Inquiries To:

American Stock Transfer and Trust Co.

59 Maiden Lane

New York, NY 10038

Send Certificates For Transfer & Address Changes To:

American Stock Transfer and Trust Co.

6201 15th Avenue

Second Floor

Brooklyn, NY 11219

Dividend Reinvestment Plan

Alfa Corporation stockholders can reinvest their dividends in additional shares of stock and also may purchase additional shares with optional cash payments. Alfa Corporation pays all costs and brokerage fees related to the purchases under the plan. For more information contact Investor Relations at the Company’s Executive Office address or contact American Stock Transfer and Trust Co., Dividend Reinvestment Department, 6201 15th Avenue, Brooklyn, NY 11219.

Ratings	A.M. Best		Standard & Poor’s		Moody’s Investors Service	Fitch
Financial Strength
- Property/Casualty	A	++ (Superior)	AA		Aa3
- Life	A	+ (Superior)	AA
Commercial Paper			A-1	+	P-1	F1	+

Independent Accountants

KPMG LLP

303 Peachtree Street, N.E

Suite 2000

Atlanta, Georgia 30308

For Financial Information Please Contact:

Steve Rutledge

Senior Vice President, CFO and

Chief Investment Officer

Annual Meeting

The Annual Meeting of Alfa Corporation stockholders will be held at 10:00 a.m., Thursday, April 22, 2004 in the auditorium of the Company’s executive offices in Montgomery, Alabama.