Form 10-K, Exhibit 13
period 2004-12-31
ALFA CORP
filed 2005-03-14
CIK 743532

Exhibit 13

04 A.R.

Management’s Discussion and Analysis

Management’s Discussion and Analysis is intended to update the reader on matters affecting the financial condition and results of operations of Alfa Corporation and its subsidiaries for the three years ended December 31, 2004. As a result, the following discussion should be read in conjunction with the consolidated financial statements and notes that are included in this annual report to stockholders for the year ended December 31, 2004.

Alfa Corporation, a financial services holding company is affiliated with Alfa Mutual Insurance Company, Alfa Mutual Fire Insurance Company, and Alfa Mutual General Insurance Company (collectively, the Mutual Group). The Mutual Group owns 55.3% of Alfa Corporation’s common stock, their largest single investment. The Company’s primary business is personal lines of property and casualty insurance and life insurance. At December 31, 2004, it also had noninsurance subsidiaries that engaged in consumer financing, commercial leasing and benefits administration. The Company and its subsidiaries together with the Mutual Group currently service almost 1.3 million property and casualty policies and over 290,000 life policies primarily in Alabama, Georgia and Mississippi.

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

Operating results are reported through three primary business segments: property and casualty insurance operations, life insurance operations and noninsurance operations. Property and casualty insurance operations accounted for 78.9% of revenues and 73.4% of net income in 2004. Life insurance operations generated 20.1% of revenues and 29.8% of net income in 2004. In addition to the three primary business segments, information is also included within the accompanying notes on corporate overhead expenses and eliminated intercompany transactions.

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

RESULTS OF OPERATIONS

The following table sets forth consolidated summarized income statement information for the years ended December 31, 2004, 2003 and 2002:

	Years Ended December 31,
(in thousands, except share and per share data)	2004	2003	2002
REVENUES
Property and casualty insurance premium	$490,132	$459,057	$428,100
Life insurance premiums and policy charges	71,224	66,172	63,005

Total premiums and policy charges	$561,356	$525,229	$491,105

Net Investment Income	$89,355	$83,092	$88,105

Total revenues	$660,368	$618,936	$588,344

NET INCOME
Insurance Operations
Property and casualty insurance	$68,750	$53,116	$48,414
Life insurance	18,763	19,058	18,384

Total insurance operations	$87,513	$72,174	$66,798
Noninsurance operations	2,087	4,027	4,635
Net realized investment gains	4,582	4,071	3,354
Corporate	(4,737)	(1,803)	(3,079)

Net income	$89,445	$78,469	$71,708

Net income per share
Basic	$1.12	$0.98	$0.91
Diluted	$1.11	$0.98	$0.90
Weighted average shares outstanding
Basic	79,984,651	79,808,669	78,804,265
Diluted	80,489,502	80,390,001	79,546,788

Total premiums and policy charges increased $36.1 million, or 6.9% in 2004 and $34.1 million, or 6.9% in 2003. Property and casualty premiums grew $31.1 million, or 6.8% in 2004 and $31.0 million, or 7.2% in 2003. The growth was a result of increased production, the positive impact of rate increases and strong persistency. Life insurance premiums and policy charges increased $5.1 million, or 7.6% in 2004, and $3.2 million, or 5.0% in 2003. Excluding group premiums, the growth rates in life insurance premiums and policy charges were 7.8% and 5.5% in 2004 and 2003, respectively, and are due to production of new business and a decline in termination rates. Net investment income grew 7.5% in 2004 due to increased earnings from fixed maturities and partnerships. Positive cash flows resulted in an increase in invested assets in both 2004 and 2003. Partially offsetting this asset growth in 2003 was a slight decline in yield that together with the change in invested assets led to a decrease in net investment income of 5.7%. A lower overall portfolio yield partially offset growth in the loan portfolio in both 2004 and 2003.

17.

ALFA CORPORATION

Management’s Discussion and Analysis

Operating income for the property and casualty subsidiaries increased by approximately $15.6 million in 2004 on the strength of an increase in earned premiums of 6.8% and a decline in the loss ratio. Management believes operating income, a non-GAAP financial measure, serves as a meaningful tool for assessing the profitability of the Company’s ongoing operations as it eliminates the effect of securities market volatility from earnings. Operating income is defined by the Company as net income excluding realized investment gains and losses, net of applicable taxes. The property and casualty underwriting margin increased from 8.8% in 2003 to 11.2% in 2004. Excluding the 1.9% impact of catastrophic losses, the overall loss ratio would have been 58.8%, a decrease from the comparable ratio of 60.0% in 2003. A decrease in the expense ratio was driven by the impact of changes made in 2003 to the contract the property and casualty subsidiaries maintain with each of its independent exclusive agents outside of Alabama. Investment income grew by 21.9% in 2004 primarily due to an increase in partnership earnings.

Life insurance operating income decreased $295,000 or 1.5% in 2004 primarily due to elevated benefit expenses. While premiums grew by 7.6%, net investment income increased by 9.8% due to increased investments in fixed maturities. The mortality ratio decreased from 105% in 2003 to 104% in 2004 offset by an increase in policyholder reserves leading to a 13.7% increase in benefits and expenses. Mortality, a non-GAAP financial measure, represents the ratio of actual to expected death claims. Therefore, in 2004, the Company experienced slightly more favorable financial results due to the lower mortality ratio.

Noninsurance operating income decreased 48.2% in 2004 after declining 13.1% in 2003. The decline in earnings in 2004 and 2003 was largely attributable to additional bad debt reserves established in the commercial lease sector of the finance subsidiary. In 2004, reserve increases of $6.9 million were due to the Chapter 7 bankruptcy filing of NorVergence, with $4.4 million of the increase impacting fourth quarter operating results. In 2004, the real estate and construction subsidiaries were sold causing their reported operating earnings to decrease 87.2% and 196.3%, respectively. The benefit subsidiary’s 2004 operating earnings increased by approximately $1.1 million due to deferred tax benefits of $1.3 million. Conversely, in 2003, it’s earnings decreased by $498,000 due to increases in benefit expense. Corporate expenses increased by $2.9 million in 2004 after falling by approximately $1.3 million in 2003. In 2004, corporate expenses were negatively impacted by increased professional fees related to the compliance requirements of the Sarbanes-Oxley Act of 2002 and the impact of rising interest rates on the Company’s short-term borrowings. Favorable interest rates lowered the costs associated with the Company’s short-term borrowings in 2003. In addition, during 2003, corporate expenses were positively impacted by one-time adjustments made to reserves for employee benefit costs of $1.7 million.

Net income improved 13.8% on a per diluted share basis in 2004 compared to 2003 and increased 8.3% on a similar basis in 2003 compared to 2002.

PROPERTY AND CASUALTY INSURANCE OPERATIONS

The following table sets forth the components of property and casualty insurance earned premiums, net underwriting income, GAAP basis loss, expense and combined ratios, underwriting margin, net investment income and operating income for the years ended December 31, 2004, 2003 and 2002:

	Years Ended December 31,
(in thousands)	2004	2003	2002
Earned Premiums
Personal lines	$473,931	$441,668	$411,014
Commercial lines	16,135	15,325	14,332
Pools, associations, and fees	4,771	4,732	4,596
Reinsurance ceded	(4,705)	(2,668)	(1,842)

Total	$490,132	$459,057	$428,100

Net underwriting income	$54,971	$40,233	$32,612

Loss ratio	60.7%	61.7%	62.9%
LAE ratio	4.2%	3.9%	4.3%
Expense ratio	23.9%	25.6%	25.2%

GAAP basis combined ratio	88.8%	91.2%	92.4%

Underwriting Margin	11.2%	8.8%	7.6%

Net investment income	$34,746	$28,503	$30,434

Operating income before tax	$90,892	$69,656	$64,232

Operating income, net of tax	$68,750	$53,116	$48,414

2004 Compared to 2003

Earned premiums increased $31.1 million, or 6.8% in 2004, due to an increase in sales production of new business and the positive impact of homeowner rate increases offset by increases in ceded catastrophe premium of approximately $1.8 million. These factors have contributed to the growth in personal lines earned premiums of 7.3% and 7.5% in 2004 and 2003, respectively.

Operating income increased by approximately $15.6 million despite $9.2 million in pretax catastrophic storm losses in 2004. Approximately $7.9 million in similar losses were incurred in 2003. The underwriting margin of 11.2% in 2004 was the result of a 60.7% loss ratio (58.8% excluding storm losses), a 4.2% loss adjustment expense (LAE) ratio and a 23.9% expense ratio compared to a loss ratio of 61.7%, a LAE ratio of 3.9% and an expense ratio of 25.6% in 2003.

18.

04 A.R.

Management’s Discussion and Analysis

Underwriting margin, a non-GAAP financial measure, represents the percentage of each premium dollar earned which remains after losses, loss adjustment expenses and other operating expenses. The non-storm loss ratio decrease was due primarily to a lower loss ratio in the automobile line of business. As the largest line of business within the Company, automobile comprised 60.7% of property and casualty written premiums in 2004 and generated another strong loss ratio of 62.2%.

The Alfa Group had approximately $347.0 million in gross catastrophe losses during 2004 due to the impact of hurricanes and other severe weather occurring in the second and third quarters. The effect of claims from these events impacted underwriting results by $0.07 per share, based upon the intercompany pooling arrangement and Alfa group-wide reinsurance protection. Another factor in the improved underwriting margin was a decrease in the expense ratio from 2003 levels primarily attributable to the favorable comparison created by adjustments recorded during 2003 to reserves established to cover the cost of purchasing books of business from independent exclusive agents upon their separation from the Company. The expense ratio will continue to be an area where the Company will be challenged as it seeks to secure benefits from technology initiatives as each new system is implemented.

Invested assets grew 16.4% in 2004 while investment income increased by $6.2 million primarily due to an increase in partnership earnings. At December 31, 2004, the Company’s property and casualty subsidiaries’ Adjusted Capital calculated in accordance with National Association of Insurance Commissioners (NAIC) Risk-Based Capital (RBC) guidelines was $369.8 million compared to the Authorized Control Level (Required) RBC of $21.5 million. These statutory measures serve as a benchmark for the regulation of an organization’s solvency by state insurance regulators.

2003 Compared to 2002

Property and casualty premiums increased $31.0 million, or 7.2% in 2003, due to an increase in sales production of new business and the positive impact of homeowner rate increases. These factors have contributed to the growth in personal lines earned premiums of 7.5% and 8.2% in 2003 and 2002, respectively.

The property and casualty subsidiaries’ core underwriting results continued to be favorable in comparison to other insurance carriers due in part to a continued strong automobile loss ratio of 63.7%. As the largest line of business within the Company, automobile comprised 62.5% of property and casualty written premiums in 2003. The overall loss ratio decreased to 61.7% in 2003 from 62.9% in 2002. During 2003, the Alfa Group had approximately $69.0 million in gross catastrophe losses from tornadoes and other severe weather in the second quarter. The Company’s earnings were negatively impacted by $7.9 million pretax, or $0.06 per share, as a result of this storm activity.

Loss adjustment expenses in 2003 were 3.9% of earned premiums compared to 4.3% in 2002. This decrease in the LAE ratio was primarily attributable to reserve reductions recorded following the Company’s actuarial analysis of required reserves.

The increase in the expense ratio from 25.2% in 2002 to 25.6% in 2003 was due primarily to adjustments in reserves established to cover the cost of purchasing books of business from independent exclusive agents upon their separation from the Company. The increased underwriting margin was primarily attributable to the improvement in the overall loss ratio as the changes in the LAE ratio and the expense ratio offset one another.

Operating income increased by approximately $4.7 million as a decrease in net investment income of $1.9 million partially offset the favorable underwriting results. While the profitable underwriting results generated positive cash flows and an increase in invested assets of 7.1%, net investment income fell to $28.5 million in 2003. At December 31, 2003, the Company’s property and casualty subsidiaries’ Adjusted Capital calculated in accordance with NAIC RBC guidelines was $323.4 million compared to the Authorized Control Level (Required) RBC of $22.8 million.

LIFE INSURANCE OPERATIONS

The following table sets forth life insurance premiums and policy charges, by type of policy, net investment income, benefits and expenses and life insurance operating income for the years ended December 31, 2004, 2003 and 2002:

	Years Ended December 31,
(in thousands)	2004	2003	2002
Premiums and policy charges
Universal life policy charges	$19,863	$18,823	$17,680
Universal life policy charges – COLI	3,473	3,245	3,168
Interest sensitive life policy charges	10,754	10,475	10,697
Traditional life insurance premiums	36,642	33,087	30,748
Group life insurance premiums	492	542	712

Total	$71,224	$66,172	$63,005

Net investment income	$49,129	$44,735	$47,290

Benefits and expenses	$86,864	$76,368	$75,524

Operating income before tax	$25,465	$25,751	$26,210

Operating income, net of tax	$18,763	$19,058	$18,384

19.

ALFA CORPORATION

Management’s Discussion and Analysis

2004 Compared to 2003

The Company’s life insurance premiums and policy charges increased $5.1 million, or 7.6% in 2004. Universal life policy charges and traditional premiums increased by $1.3 million and $3.6 million, respectively. The increase in traditional premiums was due to continued increases in term product production and a decline in termination rates. In addition, interest sensitive life policy charges grew by $279,000 or 2.7% as a result of re-pricing the product and adding a preferred underwriting class. New business premium increased 1.4% while persistency declined from 92.9% to 91.2%. Persistency, a non-GAAP financial measure, represents the ratio of the annualized premium of policies inforce at December 31, 2004 and 2003 as a percentage of the annualized premium paid at December 31, 2004 and 2003, respectively.

Life insurance operating income, net of tax, decreased approximately $295,000 or 1.5% in 2004. Death claims increased approximately $2.6 million, or 10.5% in 2004, while mortality declined from 105% in 2003 to 104% in 2004. Investment income increased 9.8% while invested assets grew by 7.0% due to positive cash flows. General expenses increased by approximately $1.5 million or 16.2% primarily due to an increase in legal costs. Amortization of deferred policy acquisition costs declined by 8.7% as amortization factors were adjusted to properly reflect expected gross profits of universal life products.

At December 31, 2004, the life subsidiary’s Adjusted Capital calculation in accordance with NAIC RBC guidelines was $173.6 million compared to the Authorized Control Level (Required) RBC amount of $11.6 million.

2003 Compared to 2002

The Company’s life insurance premiums and policy charges increased $3.2 million, or 5.0% in 2003. Universal life policy charges and traditional premiums increased by $1.2 million and $2.3 million, respectively. Meanwhile, interest sensitive life policy charges declined by approximately $222,000 or 2.1% and first year collected premiums decreased by 0.4%. Overall, new business premium decreased by 3.4% while persistency was unchanged at 92.9%.

Life insurance operating income, net of tax, increased approximately $674,000, or 3.7% in 2003. Death claims increased $5.3 million, or 27.4% in 2003, and mortality increased from 92% in 2002 to 105% in 2003. Investment income decreased 5.4% while invested assets grew by 8.3% due to positive cash flows. General expenses declined 26.9% as legal expenses decreased following the favorable conclusion of a class-action lawsuit against the Company. At December 31, 2003, the life subsidiary’s Adjusted Capital calculation in accordance with NAIC RBC guidelines was $155.5 million compared to the Authorized Control Level (Required) RBC amount of $10.7 million.

NONINSURANCE OPERATIONS

2004 Compared to 2003

Noninsurance operations were down 48% due primarily to unfavorable results in the finance subsidiary. Collateral loans grew by 10.4% to $110.8 million at December 31, 2004 while the yield on the portfolio increased 59 basis points in 2004. The commercial lease portfolio decreased by 31.0% to $81.3 million at December 31, 2004 as the commercial leasing division sold portions of its portfolio. Commercial lease operations experienced a decrease in earnings of approximately $2.5 million after reserves were established related to the Chapter 7 bankruptcy filing of NorVergence, a telecommunications provider who previously supplied essential services to approximately 340 of the Company’s leasing customers. In addition, the finance subsidiary’s investment in MidCountry Financial Corporation (MidCountry) yielded pretax income of approximately $540,000 during 2004 compared to $965,000 in 2003. This decline is attributable to acquisition activity and stock offering expenses incurred in 2004 by MidCountry as well as interest costs associated with the additional investment of $36.1 million by the finance subsidiary. Operating income from the Company’s subsidiary covering certain employee benefits increased by approximately $1.1 million to $1.25 million in 2004. The sales of the Company’s real estate and construction subsidiaries in February 2004 created unfavorable earnings comparisons since these business units incurred losses of approximately $47,000 prior to their dispositions in 2004 compared to earnings of approximately $364,000 during 2003.

2003 Compared to 2002

Earnings from noninsurance operations decreased approximately $608,000 or 13.1% in 2003. Growth of both the loan and lease portfolios was offset by lower yields and an increase in leases charged off resulting in a decrease in income of approximately $203,000, or 5.5%, in the consumer finance and commercial leasing subsidiary. The loan portfolio grew by 5.5% to $100.6 million while the yield on the portfolio at December 31 decreased 59 basis points in 2003. The commercial lease portfolio increased by 26.1% to $117.7 million in 2003 due to higher levels of production. Noninsurance earnings in 2003 were also impacted by declines in income from the construction and benefits subsidiaries of approximately $121,000 and $498,000, respectively. The realty subsidiary, however, benefited from lower mortgage rates that yielded a $217,000 increase in income.

20.

04 A.R.

Management’s Discussion and Analysis

CORPORATE

2004 Compared to 2003

Corporate expense increased approximately $2.9 million, or 162.7% in 2004 primarily due to higher auditing and legal expenses compounded by negative comparisons created by a favorable adjustment made to reserves for employee benefit costs of $1.7 million in 2003. In addition, interest expense on short-term borrowings increased by $265,000 as interest rates climbed during 2004. The weighted average rate increased from 1.2% to 2.3% with corporate debt increasing from $52.6 million at the end of 2003 to $58.1 million on December 31, 2004.

2003 Compared to 2002

Corporate expense decreased $1.3 million, or 41.4% in 2003 primarily due to adjustments made to reserves for employee benefit costs of $1.7 million. In addition, interest expense on short-term borrowings declined slightly. Corporate debt decreased from $63.9 million at the end of 2002 to $52.6 million on December 31, 2003 and the average rate decreased from 1.4% to 1.2%. As in 2002, other general corporate operating expenses remained relatively stable in 2003.

INVESTMENTS

The Company has historically produced positive cash flow from operations which has resulted in increasing amounts of funds available for investment and, consequently, higher investment income. Investment income is also affected by investment yields. Information about cash flows, invested assets and yields are presented below for the years ended December 31, 2004, 2003 and 2002:

	Years Ended December 31,
	2004	2003	2002
Increase (decrease) in cash flow from operations	35.6%	6.4%	(0.5)%
Increase in invested assets	5.3%	8.6%	11.8%
Investment yield	5.9%	6.0%	6.7%
Increase (decrease) in net investment income	7.5%	(5.7)%	4.4%

The increase in cash flow from operations in 2004 was due primarily to an increase in liabilities including higher partnership commitments and policy liabilities impacted by delays in processing non-storm claims following the occurrence of Hurricane Ivan. Property and casualty underwriting income of $55.0 million in 2004, $40.2 million in 2003 and $32.6 million in 2002 positively impacted cash flow from operations. In addition, the COLI plan in the life insurance subsidiary provided approximately $15 million in additional cash flow in 2004, $16 million in 2003 and $15 million in 2002. As a result of overall positive cash flows, invested assets based on amortized cost, which excludes the impact of Statement of Financial Accounting Standard (SFAS) No. 115, grew 6.2% in 2004, 8.3% in 2003 and 11.5% in 2002. Net investment income increased 7.5% in 2004 after decreasing 5.7% in 2003 and increasing 4.4% in 2002. The overall yield, calculated using amortized cost, decreased slightly in 2004, 2003 and 2002. The decrease in the yield in 2004 is partially due to prepayments within the Company’s mortgage-backed portfolio. Higher yielding mortgages were paid off and reinvested at lower yields. In addition, corporate and municipal bonds that were called or matured were generally reinvested at lower yields. Similar to 2003, additional cash generated by operations in 2004 was invested at a rate lower than the portfolio rate due to the decline in interest rates during the past several years. The Company had net realized investment gains before income taxes of approximately $7.0 million in 2004, $6.3 million in 2003, and $5.2 million in 2002. These gains are from sales of equity securities and gains in the Company’s covered call option writing program. Partially offsetting the gains were realized losses on investments generating affordable housing tax credits and losses from sales of fixed maturities available for sale.

The composition of the Company’s investment portfolio is as follows at December 31, 2004 and 2003:

	December 31,
	2004	2003
Fixed maturities
Taxable
Mortgage-backed (CMO’s)	34.0%	26.2%
Corporate bonds	21.7	21.5

Total taxable	55.7%	47.7%
Tax exempts	17.3	18.6

Total fixed maturities	73.0%	66.3%

Equity Securities	5.4	7.7
Real Estate	—	0.1
Policy Loans	3.2	3.1
Collateral Loans	6.0	5.7
Commercial Leases	0.2	6.7
Other long-term investments	7.8	4.1
Short-term investments	4.4	6.3

Total	100.0%	100.0%

The majority of the Company’s investment portfolio consists of fixed maturities that are diverse as to both industry and geographic concentration. In 2004, the overall mix of investments shifted toward fixed maturities and other long-term investments from equity securities and short-term investments. The majority of the Company’s commercial lease portfolio was reclassified to Assets Classified as Held for Sale during the fourth quarter of 2004.

21.

ALFA CORPORATION

Management’s Discussion and Analysis

The rating of the Company’s portfolio of fixed maturities using the Standard & Poor’s rating categories is as follows at December 31, 2004 and 2003:

	December 31,
	2004	2003
AAA to A-	92.8%	90.9%
BBB+ to BBB-	6.8	8.4
BB+ and below (below investment grade)	0.4	0.7

	100.0%	100.0%

At December 31, 2004, all securities in the fixed maturity portfolio were rated by an outside rating service. The Company considers bonds with a quality rating of BB+ and below to be below investment grade or high yield bonds (also called junk bonds).

At December 31, 2004, approximately 46.6% of fixed maturities were mortgage-backed securities. Such securities are comprised of Collateral Mortgage Obligations (CMO’s) and pass through securities. Based on reviews of the Company’s portfolio of mortgage-backed securities, the impact of prepayment risk on the Company’s financial position and results from operations is not believed to be significant. These risks are discussed in more detail below in the Market Risk Disclosures section. At December 31, 2004, the Company’s total portfolio of fixed maturities had gross unrealized gains of $55.6 million and gross unrealized losses of $6.3 million. All securities are priced by nationally recognized pricing services or by broker/dealers securities firms. During 2004, the Company sold approximately $61.4 million in fixed maturities available for sale. These sales resulted in gross realized gains of $391,408 and gross realized losses of $952,108. During 2003, the Company sold approximately $68.9 million in fixed maturities available for sale. These sales resulted in gross realized gains of $1,644,188 and gross realized losses of $2,519,043.

The Company monitors its level of investments in high yield fixed maturities and its level of equity investments in companies that issue high yield debt securities. Management believes the level of such investments is not significant to the Company’s financial condition. At December 31, 2004, the Company had unrealized gains in such investments of approximately $3.5 million compared to approximately $4.1 million at December 31, 2003. The Company recognized a net loss of $151,375 on the disposal of high yield debt securities in 2004. No such disposals occurred in 2003.

It is the Company’s policy to write down securities whose declines in value have been deemed to be other than temporary. The amount written down represents the difference between the cost or amortized cost and the fair value at the time of determining the security was impaired. Quarterly reviews are conducted by the Company to ascertain which securities, if any, have become impaired in value. Investments in securities entail general market risk as well as company specific risk. The year of 2004 provided an environment of generally favorable equity markets. During 2004, the Company wrote down one bond issue totaling $111,279 whose decline in value was deemed to be other than temporary. Similarly, in 2003, the Company wrote down six equity securities totaling $953,349 whose declines in value were deemed to be other than temporary. There were no non-performing bonds included in the portfolio at December 31, 2004. However, at December 31, 2003, the portfolio contained one non-performing bond with a fair value of $619,769 and cost of $719,488.

Of the Company’s approximately $6.3 million in gross unrealized losses on fixed maturities available for sale, approximately $53,000 or 0.8% are related to corporate securities, $5.6 million or 87.6% to mortgage-backed securities, $403,000 or 6.4% to United States treasury securities and obligations of United States government corporations and agencies and $329,000 or 5.2% to obligations of states and political subdivisions. At December 31, 2004, unrealized losses of approximately $652,000 existed on equity securities directly owned by the Company. Of this amount, the greatest concentrations of gross unrealized losses were in the healthcare and consumer discretionary sectors where the Company had losses of approximately $309,000 and $128,000, respectively. In assessing each security, the Company analyzes the industry and earnings trends of the underlying issuer, the length of time the security has continuously been in a loss position, and the magnitude of the loss in comparison to its cost. Generally, the Company writes down securities that have been continuously in a loss position of at least 20% for six consecutive months. In addition, management reviews the underlying causes for any significant loss position within the debt securities to determine if the item is impaired. Due to the subjectivity of the write down process, there are risks and uncertainties that could impact the Company’s future earnings and financial position. If recoveries in the price of securities fail to materialize, the Company’s earnings and financial position will be negatively impacted. The Company’s investment philosophy is one that generally looks for long-range growth based on the Company’s willingness and ability to hold investments for extended periods of time.

No equity security or fixed maturity had experienced a reduction in value of at least 20% at the end of 2004. The Company’s general practice is to re-evaluate any security written down on a periodic basis in order to determine whether additional impairment has occurred.

At December 31, 2004, the Company held below investment grade fixed maturities with a cost of $5,280,230 and a fair value of $5,838,254. While these securities represent 0.4% of both the cost and fair value of the Company’s fixed

22.

04 A.R.

Management’s Discussion and Analysis

maturity portfolio, only one of these investments was in an unrealized loss position. Additionally, at December 31, 2004, the Company owned equity securities that have issued “junk” bonds with a cost of $7,523,088 and a fair value of $10,416,197. These securities had gross unrealized gains of $2,923,861 and gross unrealized losses of $30,752 at the end of the year. These unrealized losses comprised less than 0.1% of the total fair value of and 1.9% of the total gross unrealized losses from equity securities for the Company at December 31, 2004.

The table below shows a breakdown of the unrealized losses on fixed maturities at December 31, 2004 based on the maturity date of each.

Gross Unrealized Loss
Less than 1 year	$—
Between 1 and 3 years	395
Between 3 and 5 years	85,252
Between 5 and 10 years	436,546
Between 10 and 20 years	1,393,841
Over 20 years	4,421,827

$6,337,861

Of the fixed maturities experiencing declines in value at December 31, 2004, none was in a loss position of over $500,000. Of the equity securities directly owned by the Company with unrealized losses at December 31, 2004, one was in a loss position of over $100,000. This security is part of the healthcare sector and represented a 9.4% decline from cost and 0.3% of the fair value of equity securities at December 31, 2004.

The Company’s investment in collateral loans and commercial leases consists primarily of consumer loans and commercial leases originated by the finance subsidiary. The majority of the commercial lease portfolio was reclassified to Assets Classified as Held for Sale at December 31, 2004. Automobiles, equipment and other property collateralize these loans and leases. At December 31, 2004, the delinquency ratio on the loan portfolio was 1.48%, or $1.6 million and the delinquency ratio on the lease portfolio was 10.67%, or $9.7 million. Loans charged off in 2004 totaled $432,099 or 0.4% of the average outstanding loan portfolio while leases charged off in 2004 were $8,303,396 or 7.8% of the average outstanding lease portfolio. At December 31, 2004, the Company maintained an allowance for loan losses of $1,244,280 or approximately 1.1% of the outstanding loan balance. Loans in a nonaccrual status at December 31, 2004 were $354,196. In addition, at December 31, 2004, the Company maintained an allowance for lease losses of $9,727,546 or approximately 10.7% of the outstanding lease balance. Repossessed assets, net of allowances for losses on disposal, included in other assets were $956,552 and $1,116,470 at December 31, 2004 and 2003, respectively. Leases in a nonaccrual status at December 31, 2004 were $8,571,638. All leases that were more than 90 days late were in nonaccrual status at the end of 2004. The commercial leasing subsidiary sold portions of its portfolio for $64,218,420 during 2004. Net gains on these disposals of $1,852,326 are included in net investment income. Other significant long-term investments include assets leased under operating leases, partnership investments and other equity method investments.

During the third quarter of 2002, the Company’s finance subsidiary, Alfa Financial Corporation (Financial), invested $13.5 million in MidCountry, a financial services holding company. Financial invested an additional $36.1 million in MidCountry during fourth quarter 2004 to maintain its approximate original ownership in the entity. Financial accounts for earnings from MidCountry using the equity method of accounting. Pretax operating income was approximately $540,000 in 2004 compared to $965,000 in 2003.

MARKET RISK DISCLOSURES

The Company’s investments and certain of its debt liabilities are financial instruments which are subject to market risk or the risk of potential loss in fair value, future earnings or cash flow as a result of changes in equity prices, interest rates, foreign exchange rates and commodity prices. The primary market risks to the Company are equity price risk associated with investments in equity securities and interest rate risk associated with investments in fixed maturities. The Company’s exposure to commodity risk and foreign exchange risk is insignificant.

Interest Rate Risk

The Company’s fixed maturity investments and borrowings are subject to interest rate risk. Increases and decreases in interest rates typically result in decreases and increases in the fair value of these financial instruments.

The Company’s fixed maturity portfolio is invested predominantly in high quality corporate, mortgage-backed, government and municipal bonds. The portfolio has an average effective duration of 4.27 years and an average quality rating of AA1. The changes in the fair value of the fixed maturity available for sale portfolio are presented as a component of stockholders’ equity in accumulated other comprehensive income, net of taxes.

The Company works to manage the impact of interest rate fluctuations on its fixed maturity portfolio. The effective duration of the portfolio is managed to diversify its distribution. This duration distribution, as well as the portfolio’s moderate duration, serves to curb the impact of large swings in interest rates on the fixed maturity portfolio.

23.

ALFA CORPORATION

Management’s Discussion and Analysis

The estimated fair value of the Company’s investment portfolio at December 31, 2004 was $1.9 billion, 72.9% of which was invested in fixed maturities, 5.4% in equity securities, 6.1% in collateral loans, 0.2% in commercial leases, 4.4% in short-term investments and 11.0% in other long-term investments.

The table below summarizes the Company’s interest rate risk and shows the effect of a hypothetical change in interest rates as of December 31, 2004. The selected hypothetical changes do not indicate what would be the potential best or worst-case scenarios.

(dollars in thousands)	Estimated Fair Value at December 31, 2004	Estimated Change In Interest Rate (bp=basis points)	Estimated Fair Value After Hypothetical Change in Interest Rate	Hypothetical Percentage Increase (Decrease) in Stockholders’ Equity
FIXED MATURITY INVESTMENTS
U.S. Treasury Securities and obligations of U.S. government corporations and agencies	$84,802	200 bp decrease 100 bp decrease 100 bp increase 200 bp increase	$90,464 87,747 80,448 75,684	0.4 0.2 (0.3 (0.6	% ) )
Tax-exempt obligations of states, municipalities and political subdivisions	$320,833	200 bp decrease 100 bp decrease 100 bp increase 200 bp increase	$364,356 342,798 298,009 275,560	4.3 2.2 (2.2 (4.4	% ) )
Mortgaged-backed securities	$631,329	200 bp decrease 100 bp decrease 100 bp increase 200 bp increase	$673,488 655,033 618,982 600,193	2.7 1.5 (0.8 (2.0	% ) )
Corporate, taxable municipal and other debt securities	$317,667	200 bp decrease 100 bp decrease 100 bp increase 200 bp increase	$354,297 335,229 300,981 285,232	2.3 1.1 (1.1 (2.1	% ) )
TOTAL FIXED MATURITY INVESTMENTS	$1,354,631	200 bp decrease 100 bp decrease 100 bp increase 200 bp increase	$1,482,605 1,420,807 1,298,420 1,236,669	8.2 4.2 (3.6 (7.5	% ) )
COLLATERAL LOANS	$113,917	200 bp decrease 100 bp decrease 100 bp increase 200 bp increase	$121,524 118,194 111,689 108,299	* * * *
SHORT-TERM INVESTMENTS	$80,989	200 bp decrease 100 bp decrease 100 bp increase 200 bp increase	$86,396 83,801 76,830 72,281	* * * *
LIABILITIES
1.83% to 2.38% Commercial Paper	$204,303	200 bp decrease 100 bp decrease 100 bp increase 200 bp increase	$217,943 211,397 193,812 182,335	* * * *
Short-term Notes Payable	$15,888	200 bp decrease 100 bp decrease 100 bp increase 200 bp increase	$16,948 16,439 15,072 14,179	* * * *

*	Changes in estimated fair value have no impact on stockholders’ equity.

Equity Price Risk

The Company invests in equity securities that have historically, over long periods of time, produced higher returns relative to fixed maturity investments. The Company seeks to invest at reasonable prices in companies with solid business plans and capable management. The Company intends to hold these investments over the long-term. This focus on long-term total investment returns may result in variability in the level of unrealized investment gains and losses from one period to the next. The changes in the estimated fair value of the equity portfolio are presented as a component of stockholders’ equity in accumulated other comprehensive income, net of taxes.

24.

04 A.R.

Management’s Discussion and Analysis

At December 31, 2004, the Company’s equity portfolio was concentrated in terms of the number of issuers and industries. The Company’s top ten equity holdings represented $25.3 million or 25.4% of the equity portfolio. Investments in the combined financial holdings sector represented 19.8% while the energy and healthcare sectors represented 17.7% and 14.8%, respectively, of the equity portfolio. No other sector represented over 10% of the equity portfolio. Such concentration can lead to higher levels of short-term price volatility. Due to its long-term investment focus, the Company is not as concerned with short-term volatility as long as its subsidiaries’ ability to write business is not impaired.

The table below summarizes the Company’s equity price risk and shows the effect of a hypothetical 20% increase and a 20% decrease in market prices as of December 31, 2004. The selected hypothetical changes do not indicate what could be the potential best or worst-case scenarios.

Estimated Fair Value of Equity Securities at December 31, 2004	Hypothetical Price Change	Estimated Fair Value After Hypothetical Change in Prices	Hypothetical Percentage Increase (Decrease) in Stockholders’ Equity
(dollars in thousands)
$99,701	20% increase	$119,641	2.9%
	20% decrease	$79,761	(2.9%)

INCOME TAXES

The effective tax rate was 25.9% in 2004, 26.4% in 2003 and 27.8% in 2002. The slight decrease in effective tax rate in 2004 when compared to 2003 is due primarily to an increase in investments generating affordable housing tax credits. The slight decrease in rates in 2003 when compared to 2002 is due primarily to additional federal tax credits on certain investments and an adjustment in the Company’s overall deferred tax liability.

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

The Company’s subsidiaries require cash in order to fund policy acquisition costs, claims, other policy benefits, interest expense, general operating expenses, and dividends to Alfa Corporation. The major sources of the subsidiaries’ liquidity are operations and cash provided by maturing or liquidated investments. A significant portion of the investment portfolio consists of readily marketable securities that can be sold for cash. Based on a review of the Company’s matching of asset and liability maturities and on the interest sensitivity of the majority of policies in force, management believes the ultimate exposure to loss from interest rate fluctuations is not significant.

In evaluating current and potential financial performance of any corporation, investors often wish to view the contractual obligations and commitments of the entity. The Company has a limited number of contractual obligations in the form of long-term debt, the purchase price of The Vision Insurance Group, LLC (Vision) and operating leases. These leases have primarily been originated by its commercial leasing subsidiary. Operating leases supporting the corporate headquarters are the responsibility of Alfa Mutual Insurance Company (Mutual), an affiliate. In turn, the Company reimburses Mutual monthly for a portion of these and other expenses based on a management and operating agreement. There are currently no plans to change the structure of this agreement.

The Company’s contractual obligations at December 31, 2004 are summarized below:

	Payments Due by Period
	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
Operating Leases	$121,166	$97,750	$23,416	$—	$—
Capital Lease Obligations	—	—	—	—	—
Unconditional Purchase Obligations	20,000,000	20,000,000	—	—	—
Notes Payable to Affiliates	15,887,635	15,887,635	—	—	—
Long-Term Debt	70,000,000	—	—	—	70,000,000
Other Long-Term Obligations	—	—	—	—	—

Total Contractual Obligations	$106,008,801	$35,985,385	$23,416	$—	$70,000,000

25.

ALFA CORPORATION

Management’s Discussion and Analysis

The Company maintains a variety of funding agreements in the form of lines of credit with affiliated entities. The chart below depicts, at December 31, 2004, the cash outlay by the Company representing the potential full repayment of lines of credit it has outstanding with others. Also included with the amounts shown as “lines of credit” are the potential amounts the Company would have to supply to other affiliated entities if they made full use of their existing lines of credit during 2005 with the Company’s finance subsidiary. Other commercial commitments of the Company shown below include commercial paper outstanding, scheduled fundings of partnerships, potential performance payouts related to Vision and funding of a policy administration system project of the life subsidiary.

	Amount of Commitment Expiration Per Period
	Total Amounts Committed	Less than 1 year	1–3 years	4–5 years	After 5 years
Lines of Credit	$39,102,635	$465,000	$20,000,000	$18,637,635	$—
Standby Letters of Credit	—	—	—	—	—
Guarantees	5,836,016	200,000	—	5,636,016	—
Standby Repurchase Obligations	—	—	—	—	—
Other Commercial Commitments	273,154,197	234,638,661	26,061,681	9,258,254	3,195,601

Total Commercial Commitments	$318,092,848	$235,303,661	$46,061,681	$33,531,905	$3,195,601

Certain commercial commitments in the table above include items that may, in the future, require recognition within the financial statements of the Company. Events leading to the call of a guarantee, the failure of the policy administration system being developed for use by the life insurance operations to perform properly and achievement of specific metrics by Vision are examples of situations that would impact the financial position and results of the Company.

Net cash provided by operating activities for the last three years approximated $148 million, $109 million, and $102 million, respectively. Such net positive cash flows provide the foundation of the Company’s assets/liability management program and are the primary drivers of the Company’s liquidity. As previously discussed, the Company also maintains a diversified portfolio of fixed maturity and equity securities which provide a secondary source of liquidity should net cash flows from operating activities prove inadequate to fund current operating needs. Management believes that such an eventuality is unlikely given the Company’s product mix (primarily short-duration personal lines property and casualty products), its ability to adjust premium rates (subject to regulatory oversight) to reflect emerging loss and expense trends and its catastrophe reinsurance program, amongst other factors.

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

Total borrowings increased $18.7 million in 2004 to $290.2 million. The majority of the short-term debt is commercial paper issued by the Company. At December 31, 2004, the Company had approximately $204.3 million in commercial paper at rates ranging from 1.83% to 2.38% with maturities ranging from January 4, 2005 to February 2, 2005. The Company intends to continue to use the commercial paper program as a major source to fund the consumer loan portfolio, commercial lease portfolio and other corporate short-term needs. Backup lines of credit are in place up to $300 million. The backup lines agreements contain usual and customary covenants requiring the Company to meet certain operating levels. The Company has maintained full compliance with all such covenants. The Company has A-1+ and P-1 commercial paper ratings from Standard & Poor’s and Moody’s Investors Service, respectively. The commercial paper is guaranteed by two affiliates, Alfa Mutual Insurance Company and Alfa Mutual Fire Insurance Company. In addition, the Company had $15.9 million in short-term debt outstanding to affiliates at December 31, 2004 with interest payable monthly at rates established using the existing commercial paper rate and renewable for multiples of 30-day periods at the commercial paper rate then applicable.

26.

04 A.R.

Management’s Discussion and Analysis

Included in total borrowings is a variable rate note issued by the Company during the second quarter of 2002 in the amount of $70 million. This note is payable in its entirety on June 1, 2017 with interest payments due monthly. The Company is using the proceeds of this note to partially fund the consumer loan and commercial lease portfolios of its finance subsidiary. The Company has entered into an interest rate swap contract in order to achieve its objective of economically hedging 100 percent of its variable-rate long-term interest payments over the first five years of the note. Under the interest rate swap, the Company receives variable interest payments and makes fixed interest rate payments, thereby fixing the rate on such debt at 4.945%.

On October 25, 1993, the Company established a Stock Option Plan, pursuant to which a maximum aggregate of 4,000,000 shares of common stock have been reserved for grant of options to key personnel. On April 26, 2001, the plan was amended to increase the maximum aggregate number of shares available for grant to 6,400,000 shares. Under the plan, options ratably become exercisable annually over three years and may not be exercised after ten years from the date of award. At December 31, 2004, there had been 2,506,299 options exercised, 1,836,062 options were exercisable and 361,031 had been cancelled leaving 864,531 options available for grant under the plan.

In October 1989, the Company’s Board of Directors approved a stock repurchase program authorizing the repurchase of up to 4,000,000 shares of its outstanding common stock in the open market or in negotiated transactions in such quantities and at such times and prices as management may decide. The Board increased the number of shares authorized for repurchase by 4,000,000 in both March 1999 and September 2001, bringing the total number of shares authorized for repurchase to 12,000,000. During 2004, the Company repurchased 899,843 shares at a cost of $12,152,909. At December 31, 2004, the Company had repurchased 8,047,623 shares at a cost of $62,422,632. The Company has reissued 2,506,299 treasury shares as a result of option exercises and sold 1,607,767 shares through funding its dividend reinvestment plan.

All share information presented in this section has been adjusted to reflect the impact of the two-for-one stock split effected in the form of a 100% stock dividend that was paid on June 17, 2002.

Due to the sensitivity of the products offered by the life subsidiary to interest rate fluctuations, the Company must assess the risk of surrenders exceeding expectations factored into its pricing program. Internal actuaries are used to determine the need for modifying the Company’s policies on surrender charges and assessing the Company’s competitiveness with regard to rates offered.

Cash surrenders paid to policyholders on a statutory basis totaled $17.1 million in 2004 and $17.0 million in 2003. This level of surrenders is within the Company’s pricing expectations. Historical persistency rates indicate a normal pattern of surrender activity in 2004, 2003 and 2002. The structure of the surrender charges is such that persistency is encouraged. The majority of the policies inforce have surrender charges which grade downward over a 12 to 15 year period. In addition, the majority of the inforce business is interest sensitive type policies that generally have lower rates of surrender. At December 31, 2004, the total amount of cash that would be required to fund all amounts subject to surrender was approximately $598.3 million.

The Company’s business is concentrated geographically in Alabama, Georgia and Mississippi. Accordingly, unusually severe storms or other disasters in these contiguous states might have a more significant effect on the Company than on a more geographically diversified insurance company. Unusually severe storms, other natural disasters and other events could have an adverse impact on the Company’s financial condition and operating results. However, the Company’s current catastrophe protection program, which began November 1, 1996, reduced the potential adverse impact and earnings volatility caused by such catastrophe exposures.

The Company’s management uses estimates in determining loss reserves for inclusion in its financial statements. Internal actuaries conduct periodic reviews to determine a range of reasonable loss reserves. In addition, the Company’s current catastrophe protection program, which began November 1, 1996, was established to address the economics of catastrophe finance. This plan limits the Company’s exposure to catastrophes which might otherwise deplete the Company’s surplus through the combination of shared catastrophe exposure within the Alfa Group and the purchase of reinsurance coverage from external reinsurers.

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; therefore, allowances are established if amounts are determined to be uncollectible. The Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurance to minimize

27.

ALFA CORPORATION

Management’s Discussion and Analysis

exposure to significant losses from reinsurer insolvencies. At December 31, 2004, the Company does not believe there to be a significant concentration of credit risk related to its reinsurance program.

Lawsuits brought by policyholders or third-party claimants can create volatility in the Company’s earnings. The Company maintains in-house legal staff and, as needed, secures the services of external legal firms to present and protect its position. Certain legal proceedings are in process at December 31, 2004. These proceedings involve alleged breaches of contract, torts, including bad faith and fraud claims, and miscellaneous other causes of action. These lawsuits involve claims for mental anguish and punitive damages. Costs for these and similar proceedings, including accruals for outstanding cases, are included in the financial statements of the Company. Management periodically reviews reserves established to cover potential costs of litigation including legal fees and potential damage assessments and adjusts them based on their best estimates. It should be noted that in Mississippi and Alabama, where the Company has substantial business, the likelihood of a judgment in any given suit, including a large mental anguish and/or punitive damage award by a jury, bearing little or no relation to actual damages, continues to exist, creating the potential for unpredictable material adverse financial results.

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

CRITICAL ACCOUNTING POLICIES

The Company’s “Summary of Significant Accounting Policies” is presented in Note 1 of the Notes to Consolidated Financial Statements. As the Company operates in the property and casualty and life insurance industries, its accounting policies are well defined with industry-specific accounting literature governing the recognition of insurance-related revenues and expenses.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company’s management to make significant estimates and assumptions based on information available at the time the financial statements are prepared. In addition, management must ascertain the appropriateness and timing of any changes in these estimates and assumptions. Certain accounting estimates are particularly sensitive because of their significance to the Company’s financial statements and because of the possibility that subsequent events and available information may differ markedly from management’s judgments at the time financial statements are prepared. For the Company, the areas most subject to significant management judgments include reserves for property and casualty losses and loss adjustment expenses, reserves for future policy benefits, deferred policy acquisition costs, valuation of investments, and reserves for pending litigation. The application of these critical accounting estimates impacts the values at which 74% of the Company’s assets and 58% of the Company’s liabilities are reported and therefore have a direct effect on net earnings and stockholders’ equity.

Management has discussed the Company’s critical accounting policies and estimates, together with any changes therein, with the Audit Committee of the Company’s Board of Directors. The Company’s Audit Committee has also reviewed the disclosures contained herein.

Reserves For Property Casualty Losses And Loss Adjustment Expenses

The estimated liabilities for losses and loss adjustment expenses include the accumulation of estimates of losses for claims reported prior to the balance sheet dates, estimates of losses for claims incurred but not reported and the development of case reserves to ultimate values, and estimates of expenses for investigating, adjusting and settling all incurred claims. Amounts reported are estimates of the ultimate costs of settlement, net of estimated salvage and subrogation. The estimates are necessarily subject to the outcome of future events, such as changes in medical and repair costs as well as economic, political and social conditions that impact the settlement of claims. In addition, time can be a critical part of

28.

04 A.R.

Management’s Discussion and Analysis

reserving determinations since the longer the span between the incidence of a loss and the payment or settlement of the claim, the more variable the ultimate settlement amount can be. Accordingly, short-tail claims, such as property damage claims, tend to be more reasonably predictable than long-tail liability claims. Due to the Company’s current mix of exposures, the majority of claims are settled within twelve months of the date of loss. The amount of loss reserves for reported claims is based primarily upon a case-by-case evaluation of the risk involved, knowledge of the circumstances surrounding each claim and the insurance policy provisions related to the type of loss. The amounts of loss reserves for unreported claims and loss adjustment expenses are determined using historical information by line of business as adjusted to current conditions. Inflation is implicitly provided for in the reserving function through analysis of costs, trends and reviews of historical reserving results. Organized by accident year and evaluation dates, historical data on paid losses, loss adjustment expenses, case reserves, earned premium, catastrophe losses and carried reserves is provided to the Company’s actuaries who apply standard actuarial techniques to estimate a range of reasonable reserves. The carried reserve is then compared to these estimates to determine whether it is reasonable and whether any adjustments need to be recorded. The Company’s appointed actuary conducts his own analysis and renders an opinion as to the adequacy of the reserves. Reserve estimates are closely monitored and are rolled forward quarterly using the most recent information on reported claims. Each quarter, after the rolled forward analysis has been completed, a meeting is held to discuss the actuarial data. Management evaluates reserve level estimates across various segments and adjustments are made as deemed necessary. It is expected that such estimates will be more or less than the amounts ultimately paid when the claims are settled. Changes in these estimates are reflected in current operating results. An increase in the ending reserve for incurred but not reported losses of 1% would have negatively impacted income before income taxes by $440,062 at December 31, 2004. Similarly, increases of 1% in the reserves for unpaid losses and loss adjustment expenses would have reduced pretax earnings by $789,684 and $278,821, respectively. Due to the Company’s geographically-concentrated operations, it is possible that changes in assumptions based on regional data could cause fluctuations in reported results. However, the Company’s exposure to large adjustments in these reserves created by these assumption changes is partially limited by its participation in the Alfa Group’s catastrophe protection program. Historically, the Company’s reserves, in the aggregate, have been adequate when compared to actual results. Given the inherent variability in the estimates, management believes the aggregate reserves are within a reasonable and acceptable range of adequacy.

Reserves For Policyholder Benefits

Benefit reserves for traditional life products are determined according to the provisions of Statement of Financial Accounting Standard (SFAS) No. 60, Accounting and Reporting by Insurance Enterprises. The methodology used requires that the present value of future benefits to be paid to or on behalf of policyholders less the present value of future net premiums (that portion of the gross premium required to provide for all future benefits and expenses) be determined. Such determination uses assumptions, including provision for adverse deviation, for expected investment yields, mortality, terminations and maintenance expenses applicable at the time the insurance contracts are issued. These assumptions determine the level and the sufficiency of reserves. The Company annually tests the validity of these assumptions.

Benefit reserves for universal life products are determined according to the provisions of SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. This standard directs that, for policies with an explicit account balance, the benefit reserve is the account balance without reduction for any applicable surrender charge. Benefit reserves for the Company’s annuity products, like those for universal life products, are determined using the requirements of SFAS No. 97.

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

Reserves for all other benefits are computed in accordance with presently accepted actuarial standards. Management believes that reserve amounts reflected in the Company’s balance sheet related to life products:

•	are consistently applied and fairly stated in accordance with sound actuarial principles;

•	are based on actuarial assumptions which are in accordance with contract provisions;

•	make a good and sufficient provision for all unmatured obligations of the Company guaranteed under the terms of its contracts;

29.

ALFA CORPORATION

Management’s Discussion and Analysis

•	are computed on the basis of assumptions consistent with those used in computing the corresponding items of the preceding year end; and

•	include provision for all actuarial reserves and related items that ought to be established.

Valuation Of Investments

Unrealized investment gains or losses on investments carried at fair value, net of applicable income taxes, are reflected directly in stockholders’ equity as a component of accumulated other comprehensive income (loss) and, accordingly, have no effect on net income. Fair values for fixed maturities are based on quoted market prices. The cost of investment securities sold is determined by the specific identification method. The Company monitors its investment portfolio and conducts quarterly reviews of investments that have experienced a decline in fair value below cost to evaluate whether the decline is other than temporary. Such evaluations involve judgment and consider the magnitude and reasons for a decline and the prospects for the fair value to recover in the near term. Declines in market conditions or industry related events, and for which the Company has the intent to hold the investment for a period of time believed to be sufficient to allow a market recovery or to maturity, are considered to be temporary. Future adverse investment market conditions, or poor operating results of underlying investments, could result in an impairment charge in the future. Where a decline in fair value of an investment below its cost is deemed to be other than temporary, a charge is reflected in income for the difference between the cost or amortized cost and the estimated net realizable value. As a result, writedowns of approximately $111,000 were recorded in 2004 on fixed maturities. No writedowns on equity securities were recorded in 2004.

Policy Acquisition Costs

Policy acquisition costs, such as commissions, premium taxes and certain other underwriting and marketing expenses that vary with and are directly related to the production of business have been deferred. Traditional life insurance acquisition costs are being amortized over the premium payment period of the related policies using assumptions consistent with those used in computing policy benefit reserves. Acquisition costs for universal life type policies are being amortized over the lives of the polices in relation to the present value of estimated gross profits which are determined based upon surrender charges and investment, mortality and expense margins. Investment income is considered, if necessary, in the determination of the recoverability of deferred policy acquisition costs. Acquisition costs for property and casualty insurance are amortized over the period in which the related premiums are earned. Future changes in estimates, such as the relative time certain employees spend in initial policy bookings, may require adjustment to the amounts deferred. Changes in underwriting and policy issuance processes may also give rise to changes in these deferred costs.

Reserves For Litigation

The Company is subject to lawsuits in the normal course of business related to its insurance and noninsurance products. At the time a lawsuit becomes known, management evaluates the merits of the case and determines the need for establishing estimated reserves for potential settlements or judgments as well as reserves for potential costs of defending the Company against the allegations of the complaint. These reserves may be adjusted as the case develops. Periodically, and at least quarterly, management assesses all pending cases as a basis for evaluating reserve levels. At that point, any necessary adjustments are made to applicable reserves as determined by management and are included in current operating results. Reserves may be adjusted based upon outside counsels’ advice regarding the law and facts of the case, any revisions in the law applicable to the case, the results of depositions and/or other forms of discovery, general developments as the case progresses such as a favorable or adverse trial court ruling, whether a verdict is rendered for or against the Company, whether management believes an appeal will be successful, or other factors that may affect the anticipated outcome of the case. Management believes adequate reserves have been established in known cases. However, due to the uncertainty of future events, there can be no assurance that actual outcomes will not differ from the assessments made by management.

FINANCIAL ACCOUNTING DEVELOPMENTS

In March 2004, the FASB approved the consensus reached on the EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The objective of this consensus is to provide guidance for identifying impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. Originally, the accounting provisions of EITF 03-1 were effective for all reporting periods beginning after June 15, 2004, while the disclosure requirements were effective only for annual periods ending after June 15, 2004. In September 2004, the FASB issued two FASB Staff Positions (FSP), FSP EITF 03-1-a and FSP EITF 03-1-1, which delayed the measurement and recognition paragraphs of the consensus for further discussion. The disclosure requirements remain effective as originally issued under EITF 03-1 and have

30.

04 A.R.

Management’s Discussion and Analysis

been adopted by the Company. The Company has evaluated the impact of the adoption of EITF 03-1, as written, and does not believe the impact is significant to the Company’s financial position or income at December 31, 2004. The Company will continue to monitor the developments of the FASB and EITF regarding the measurement and recognition paragraphs of this consensus.

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, which replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. This statement requires the compensation cost related to share-based payments, such as stock options and employee stock purchase plans, be recognized in the financial statements. This statement is effective for all interim periods beginning after June 15, 2005, and thus, will be effective for the Company beginning with the third quarter of 2005. The Company is currently evaluating the impact of SFAS No. 123R on its financial condition or results of operations. See Note 1 – Summary of Significant Accounting Policies for information related to the pro forma effects on the Company’s reported net income and net income per share of applying the fair value recognition provisions of the previous SFAS No. 123, to stock-based compensation.

In December 2004, the FASB issued SFAS. No. 153, Exchanges of Nonmonetary Assets, an amendment of APB No. 29, Accounting for Nonmonetary Transactions. This statement requires that exchanges of nonmonetary assets be measured based on fair value and eliminates the exception for exchanges of nonmonetary, similar productive assets, and adds an exemption for nonmonetary exchanges that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges in periods beginning after June 15, 2005. The Company does not anticipate that this statement will have a significant impact on its financial position or income.

INFORMATION ABOUT FORWARD-LOOKING STATEMENTS

Any statement contained in this report which is not a historical fact, or which might otherwise be considered an opinion or projection concerning the Company or its business, whether expressed or implied, is meant as and should be considered a forward-looking statement as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions and opinions concerning a variety of known and unknown risks, including but not necessarily limited to changes in market conditions, natural disasters and other catastrophic events, increased competition, changes in availability and cost of reinsurance, changes in governmental regulations, technological changes, political and legal contingencies and general economic conditions, as well as other risks and uncertainties more completely described in the Company’s filings with the Securities and Exchange Commission, including this Annual Report on Form 10-K. If any of these assumptions or opinions proves incorrect, any forward-looking statements made on the basis of such assumptions or opinions may also prove materially incorrect in one or more respects and may cause actual future results to differ materially from those contemplated, projected, estimated or budgeted in such forward-looking statements.

31.

ALFA CORPORATION

Consolidated Balance Sheets

	December 31,
	2004	2003
ASSETS
Investments:
Fixed Maturities Held for Investment, at amortized cost (fair value $123,935 in 2004 and $173,214 in 2003)	$114,708	$158,623
Fixed Maturities Available for Sale, at fair value (amortized cost $1,305,288,027 in 2004 and $1,108,853,538 in 2003)	1,354,507,490	1,166,418,720
Equity Securities Available for Sale, at fair value (cost $83,445,562 in 2004 and $116,094,217 in 2003)	99,701,250	135,082,791
Investment Real Estate (net of accumulated depreciation of $0 in 2004 and $1,677,073 in 2003)	—	2,495,534
Policy Loans	58,476,569	55,282,441
Collateral Loans	110,792,974	100,315,521
Commercial Leases	4,155,791	118,121,257
Other Long-Term Investments	145,474,366	71,032,304
Short-Term Investments	80,988,969	111,252,991

Total Investments	1,854,212,117	1,760,160,182
Cash	20,052,493	10,892,516
Accrued Investment Income	16,726,050	15,569,095
Accounts Receivable	50,452,538	47,268,951
Reinsurance Balances Receivable	5,279,560	5,815,682
Deferred Policy Acquisition Costs	183,258,224	169,632,820
Assets Classified as Held for Sale	77,450,278	—
Other Assets	15,266,244	21,668,280

Total Assets	$2,222,697,504	$2,031,007,526

LIABILITIES AND STOCKHOLDERS’ EQUITY
Policy Liabilities and Accruals – Property and Casualty Insurance	$154,107,730	$144,723,003
Policy Liabilities and Accruals – Life Insurance Interest-Sensitive Products	555,733,736	508,592,148
Policy Liabilities and Accruals – Life Insurance Other Products	180,410,535	165,161,507
Unearned Premiums	185,856,467	170,292,775
Dividends to Policyholders	11,262,132	10,939,667
Premium Deposit and Retirement Deposit Funds	6,369,125	6,296,861
Deferred Income Taxes	43,100,038	50,383,545
Liabilities Associated with Assets Classified as Held for Sale	340,876	—
Other Liabilities	73,877,730	32,947,006
Due to Affiliates	29,995,986	31,621,031
Commercial Paper	204,303,206	164,443,769
Notes Payable	70,000,000	70,000,000
Notes Payable to Affiliates	15,887,635	37,093,776

Total Liabilities	1,531,245,196	1,392,495,088

Commitments and Contingencies (Notes 1, 3, 9 and 13)
Stockholders’ Equity:
Preferred Stock, $ 1 par value; Shares authorized: 1,000,000; Issued: None	—	—
Common Stock, $ 1 par value; Shares authorized: 110,000,000; Issued: 83,783,024 Outstanding: 79,833,467 in 2004 and 80,217,316 in 2003	83,783,024	83,783,024
Capital in Excess of Par Value	10,961,782	8,864,064
Accumulated Other Comprehensive Income (unrealized gains on securities available for sale, net of tax of $ 39,450,553 in 2004 and $45,992,164 in 2003; unrealized (losses) on interest rate swap contract, net of tax of ($1,406,747) in 2004 and ($4,355,985) in 2003; unrealized gains and (losses) on other long-term investments, net of tax of $16,565 and ($284,775))	38,060,371	41,351,404
Retained Earnings	599,609,509	537,746,631
Treasury Stock, at cost (shares, 3,949,557 in 2004 and 3,565,708 in 2003)	(40,962,378)	(33,232,685)

Total Stockholders’ Equity	691,452,308	638,512,438

Total Liabilities and Stockholders’ Equity	$2,222,697,504	$2,031,007,526

See accompanying Notes to Consolidated Financial Statements.

32.

04 A.R.

Consolidated Condensed Statements of Income

	Years Ended December 31,
	2004	2003	2002
Revenues
Premiums – Property and Casualty Insurance	$490,131,645	$459,056,982	$428,099,586
Premiums – Life Insurance	37,134,465	33,628,724	31,460,209
Policy Charges – Life Insurance	34,089,930	32,543,328	31,545,185
Net Investment Income	89,354,899	83,091,632	88,104,649
Realized Investment Gains	7,048,654	6,263,619	5,159,791
Other Income	2,608,097	4,351,873	3,974,096

Total Revenues	660,367,690	618,936,158	588,343,516

Benefits , Losses and Expenses
Benefits , Claims, Losses and Settlement Expenses	389,968,608	364,533,345	346,455,505
Dividends to Policyholders	3,873,932	3,761,720	3,662,788
Amortization of Deferred Policy Acquisition Costs	90,454,509	86,475,442	79,774,497
Other Operating Expenses	55,441,194	57,568,834	59,105,417

Total Expenses	539,738,243	512,339,341	488,998,207

Income Before Provision for Income Taxes	120,629,447	106,596,817	99,345,309
Provision For Income Taxes	31,184,488	28,127,869	27,637,303

Net Income	$89,444,959	$78,468,948	$71,708,006

Net Income Per Share
Basic	$1.12	$0.98	$0.91

Diluted	$1.11	$0.98	$0.90

Weighted Average Shares Outstanding
Basic	79,984,651	79,808,669	78,804,265

Diluted	80,489,502	80,390,001	79,546,788

See accompanying Notes to Consolidated Financial Statements.

33.

ALFA CORPORATION

Consolidated Statements of Comprehensive Income

	Years Ended December 31,
	2004	2003	2002
Net Income	$89,444,959	$78,468,948	$71,708,006
Other Comprehensive (Loss) Income, net of tax:
Change in Fair Value of Securities Available for Sale	(1,959,986)	11,632,531	7,787,912
Unrealized Gain (Loss) on Interest Rate Swap Contract	2,949,238	1,058,174	(5,414,159)
Unrealized Gain (Loss) on Other Long-term Investments	301,340	(100,204)	(184,571)
Less: Reclassification Adjustment for Realized Investment Gains	4,581,625	4,071,351	3,353,864

Total Other Comprehensive (Loss) Income	(3,291,033)	8,519,150	(1,164,682)

Total Comprehensive Income	$86,153,926	$86,988,098	$70,543,324

See accompanying Notes to Consolidated Financial Statements.

34.

04 A.R.

Consolidated Statements of Stockholders’ Equity

	Common Stock	Capital in Excess of Par Value	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total
Balance, December 31, 2001	$41,891,512	$26,436,168	$33,996,936	$446,032,558	$(39,245,336)	$509,111,838
Effect of Two-for-One Stock Split in June 2002 (Note 10)	41,891,512	(32,081,184)		(9,810,328)		—
Comprehensive Income
Net Income				71,708,006		71,708,006
Other Comprehensive Income, net of tax
Change in Net Unrealized Investment Gains			4,434,048			4,434,048
Unrealized (Loss) on Interest Rate Swap Contract			(5,414,159)			(5,414,159)
Unrealized (Loss) on Other Long-Term Investments			(184,571)			(184,571)
Dividends to Stockholders ($.2975 per share)				(23,475,621)		(23,475,621)
Issuance of Shares for Dividend Reinvestment Plan (754,288 shares)		7,520,695			2,113,804	9,634,499
Purchase of Treasury Stock (402,497 shares)					(4,932,330)	(4,932,330)
Exercise of Stock Options (567,198 shares)		3,655,705			1,560,289	5,215,994

Balance, December 31, 2002	83,783,024	5,531,384	32,832,254	484,454,615	(40,503,573)	566,097,704
Comprehensive Income
Net Income				78,468,948		78,468,948
Other Comprehensive Income, net of tax
Change in Net Unrealized Investment Gains			7,561,180			7,561,180
Unrealized Gain on Interest Rate Swap Contract			1,058,174			1,058,174
Unrealized (Loss) on Other Long-Term Investments			(100,204)			(100,204)
Dividends to Stockholders ($.315 per share)				(25,176,932)		(25,176,932)
Issuance of Shares for Dividend Reinvestment Plan (841,321 shares)		3,333,612			7,462,200	10,795,812
Purchase of Treasury Stock (299,183 shares)					(3,684,667)	(3,684,667)
Exercise of Stock Options (396,833 shares)		(932)			3,493,355	3,492,423

Balance, December 31, 2003	83,783,024	8,864,064	41,351,404	537,746,631	(33,232,685)	638,512,438
Comprehensive Income
Net Income				89,444,959		89,444,959
Other Comprehensive Income, net of tax
Change in Net Unrealized Investment (Losses)			(6,541,611)			(6,541,611)
Unrealized Gain on Interest Rate Swap Contract			2,949,238			2,949,238
Unrealized Gain on Other Long-Term Investments			301,340			301,340
Sale of Subsidiaries		1,682,982				1,682,982
Dividends to Stockholders ($.3425 per share)				(27,582,081)		(27,582,081)
Issuance of Shares for Dividend Reinvestment Plan (12,158 shares)		(103,871)			103,871	—
Purchase of Treasury Stock (899,843 shares)					(12,152,909)	(12,152,909)
Exercise of Stock Options (503,836 shares)		518,607			4,319,345	4,837,952

Balance, December 31, 2004	$83,783,024	$10,961,782	$38,060,371	$599,609,509	$(40,962,378)	$691,452,308

See accompanying Notes to Consolidated Financial Statements.

35.

ALFA CORPORATION

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2004	2003	2002
Cash Flows From Operating Activities:
Net Income	$89,444,959	$78,468,948	$71,708,006
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Policy Acquisition Costs Deferred	(103,065,322)	(98,787,583)	(92,444,569)
Amortization of Deferred Policy Acquisition Costs	90,454,509	86,475,442	79,774,497
Depreciation and Amortization	2,925,306	2,708,669	765,471
Provision for Deferred Taxes	(3,012,541)	5,342,706	(2,723,079)
Interest Credited on Policyholders’ Funds	27,609,884	26,954,469	25,567,812
Net Realized Investment Gains	(7,048,654)	(6,263,619)	(5,159,791)
Other	8,861,675	4,229,712	(3,184,555)
Changes in Operating Assets and Liabilities:
Accrued Investment Income	(1,156,955)	134,909	(1,563,907)
Accounts Receivable	(3,475,869)	(7,438,831)	(5,477,901)
Reinsurance Balances Receivable	536,122	(2,398,561)	(250,530)
Due to Affiliates	(1,625,045)	2,106,199	17,593,578
Other Assets	2,976,365	(957,014)	(8,781,568)
Liability for Policy Reserves	25,599,547	14,812,239	21,620,258
Liability for Unearned Premiums	15,563,692	16,946,943	14,961,337
Amounts Held for Others	394,729	324,427	1,243,649
Other Liabilities	2,826,390	(13,682,775)	(11,192,302)

Net Cash Provided by Operating Activities	147,808,792	108,976,280	102,456,406

Cash Flows from Investing Activities:
Maturities and Redemptions of Fixed Maturities Held for Investment	43,072	116,133	135,737
Maturities and Redemptions of Fixed Maturities Available for Sale	328,912,867	635,219,130	175,198,318
Maturities and Redemptions of Other Investments	3,867,840	4,548,307	3,958,824
Sales of Fixed Maturities Available for Sale	61,425,800	68,916,066	107,160,530
Sales of Equity Securities	167,267,526	126,036,887	62,086,923
Sales of Commercial Leases	64,218,420	4,980,629	—
Sales of Other Investments	5,405,154	4,945,357	4,874,910
Purchases of Fixed Maturities Available for Sale	(583,668,788)	(745,426,493)	(411,894,610)
Purchases of Equity Securities	(119,154,022)	(173,725,650)	(73,139,312)
Purchases of Other Investments	(61,493,876)	(12,101,445)	(36,081,868)
Origination of Consumer Loans Receivable	(60,409,849)	(59,061,709)	(61,085,540)
Principal Payments on Consumer Loans Receivable	49,721,101	53,873,695	47,554,689
Origination of Commercial Leases Receivable	(83,521,356)	(76,828,007)	(51,756,257)
Principal Payments on Commercial Leases Receivable	49,621,844	46,309,332	28,929,414
Net Change in Short-term Investments	28,472,140	(9,555,341)	48,557,625
Net Change in Receivable/Payable on Securities	2,917,338	(7,323,609)	1,120,415
Net Proceeds from Sales of Subsidiaries	7,495,925	—	—

Net Cash Used in Investing Activities	(138,878,864)	(139,076,718)	(154,380,202)

Cash Flows From Financing Activities:
Change in Commercial Paper	39,859,437	31,020,844	(31,992,980)
Change in Notes Payable	—	—	70,000,000
Change in Notes Payable to Affiliates	(21,206,141)	(5,395,011)	5,437,320
Stockholder Dividends Paid	(27,582,081)	(25,176,932)	(23,475,621)
Purchases of Treasury Stock	(12,152,909)	(3,684,667)	(4,932,330)
Proceeds from Exercise of Stock Options	3,498,293	2,436,738	3,542,657
Proceeds from Dividend Reinvestment Plan	—	10,795,812	9,634,499
Deposits of Policyholders’ Funds	69,738,185	69,379,831	70,069,679
Withdrawal of Policyholders’ Funds	(51,924,735)	(48,145,481)	(46,822,435)

Net Cash Provided by Financing Activities	230,049	31,231,134	51,460,789

Net Change in Cash	9,159,977	1,130,696	(463,007)
Cash – Beginning of Period	10,892,516	9,761,820	10,224,827

Cash – End of Period	$20,052,493	$10,892,516	$9,761,820

Supplemental Disclosures of Cash Flow Information:
Cash Paid During the Period for:
Interest	$6,859,095	$6,647,905	$5,277,485
Income Taxes	$32,093,395	$27,003,866	$27,333,374

See accompanying Notes to Consolidated Financial Statements.

36.

04 A.R.

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are prepared on the basis of accounting principles generally accepted in the United States of America. Generally accepted accounting principles differ in certain respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities. Prescribed statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (NAIC). Permitted statutory accounting practices encompass all accounting practices that are not prescribed. Such practices differ from state-to-state, may differ from company-to-company within a state, and may change in the future. Currently, the Company’s statutory net income and surplus are the same under the State of Alabama and NAIC accounting practices. In 1994, the NAIC undertook a project to codify statutory accounting in an effort to develop a single uniform and comprehensive basis of statutory accounting. In its March 1998 meeting, the NAIC membership adopted the Codification of Statutory Accounting Principles Project (the “Codification”) as the NAIC-supported basis of accounting. The Codification was approved with a provision allowing for commissioner discretion in determining appropriate statutory accounting for insurers. Accordingly, such discretion will continue to allow prescribed or permitted accounting practices that may differ from state-to-state.

The accompanying consolidated financial statements include, after intercompany eliminations, Alfa Corporation and its wholly-owned subsidiaries, Alfa Life Insurance Corporation (Life), Alfa Insurance Corporation, Alfa General Insurance Corporation, Alfa Vision Insurance Corporation (AVIC), Alfa Financial Corporation (Financial), Alfa Agency Mississippi, Inc., Alfa Agency Georgia, Inc. and Alfa Benefits Corporation (ABC). During 2003, one of Financial’s investments, MidCountry Financial Corporation (MidCountry), pursued the opportunity to purchase Bayside Financial Corp. In order for this purchase to take place, approval had to be secured from the Office of Thrift Supervision. Consequently, due to ownership levels, this transaction qualified Financial and the Company as unitary thrift holding companies. As a condition of approval, the Company agreed to sell its residential and commercial construction subsidiary, Alfa Builders, Inc. (Builders) and its real estate sales subsidiary Alfa Realty, Inc. (Realty) to Southern Boulevard Corporation (Southern), a wholly-owned subsidiary of Alfa Mutual Insurance Company (Mutual) for their independently-determined fair values of approximately $5.5 million and $2.6 million, respectively. Southern subsequently became Alfa Properties, Inc. (Alfa Properties) during the first quarter of 2004. No gain or loss was recorded on these transactions. The financial statements and notes to the financial statements contained within this report include the results of these subsidiaries for the first two months of 2004 as well as the years 2003 and 2002. The Company’s primary market area at December 31, 2004 consisted of Alabama, Georgia and Mississippi. Beginning in 2005, Alfa Specialty Insurance Corporation (Specialty), a subsidiary of Mutual, will market its nonstandard products in Virginia.

Nature of Operations

Alfa Corporation operates predominantly in the insurance industry. At December 31, 2004, its insurance subsidiaries write life insurance in Alabama, Georgia and Mississippi and property and casualty insurance in Georgia and Mississippi. The Company’s noninsurance subsidiaries are engaged in consumer financing, commercial leasing, and benefits services for the Alfa Group. As more fully discussed in Note 2, the Company’s property and casualty insurance business is pooled with that of the Alfa Mutual Insurance Companies which write property and casualty business in Alabama. The Company’s business is concentrated geographically in Alabama, Georgia and Mississippi. Approximately $487 million of premiums and policy charges representing 87% of such amounts in 2004 were from policies written in Alabama. Accordingly, unusually severe storms or other disasters in this state might have a more significant effect on the Company than on a more geographically diversified insurance company and could have an adverse impact on the Company’s financial condition and operating results. Increasing public interest in the availability and affordability of insurance has prompted legislative, regulatory and judicial activity in several states. This includes efforts to contain insurance prices, restrict underwriting practices and risk classifications, mandate rate reductions and refunds, eliminate or reduce exemptions from antitrust laws and generally expand regulation. Because of Alabama’s low automobile rates as compared to rates in most other states, the Company does not expect the type of punitive legislation and initiatives found in some states to be a factor in its primary market in the immediate future.

37.

ALFA CORPORATION

Notes to Consolidated Financial Statements

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

Property and Casualty Products: Premiums written are earned ratably over the periods of the related insurance and reinsurance contracts or policies. Unearned premium reserves are established to cover the remainder of the unexpired contract period. Premiums reported are net of ceded premiums. The liability for estimated unpaid property and casualty losses and loss adjustment expenses is based upon an evaluation of reported losses and on estimates of incurred but not reported losses. Adjustments to the liability based upon subsequent developments are included in current operations.

Deferred Policy Acquisition Costs and Premium Deficiencies

Commissions and other costs of acquiring insurance that vary with and are primarily related to the production of new and renewal business have been deferred. Traditional life insurance acquisition costs are being amortized over the premium payment period of the related policies using assumptions consistent with those used in computing policy benefit reserves. Acquisition costs for universal life type policies are being amortized over the lives of the policies in relation to the present value of estimated gross profits that are determined based upon surrender charges and investment, mortality and expense margins. Acquisition costs for property and casualty insurance are amortized over the period in which the related premiums are earned. Investment income is considered, if necessary, in the determination of the recoverability of deferred policy acquisition costs. During 2004, the property and casualty insurance segment deferred $84,215,464 and recorded amortization expense of $82,430,944 related to acquisition costs, leaving a balance of $25,242,477 at December 31, 2004. Similarly, the life insurance segment deferred $18,849,858 and recorded amortization expense of $8,023,565 related to acquisition costs leaving a balance of $158,015,747 at December 31, 2004. This balance includes a reduction of $5,083,117 as a result of including unrealized gains or losses as a part of other comprehensive income in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities.

A premium deficiency reserve is recognized by recording an additional liability for the deficiency, with a corresponding charge to operations when anticipated losses, loss adjustment expenses, commissions and other acquisition costs, and maintenance costs exceed the recorded unearned premium reserve, and any future installment premiums on existing policies. The Company had a liability related to premium deficiency reserves of $113,425 at December 31, 2003 but no liability existed at 2004. The Company utilizes anticipated investment income as a factor in the premium deficiency calculation.

Stock-Based Employee Compensation

At December 31, 2004, the Company has a stock-based employee compensation plan, which is described more fully in Note 15. The Company accounts for this plan under SFAS No. 123, Accounting for Stock-Based Compensation, using the recognition and measurement principles of the intrinsic value method. Compensation cost on fixed awards with prorata vesting is recognized using the straight-line method. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

38.

04 A.R.

Notes to Consolidated Financial Statements

	Years Ended December 31,
	2004	2003	2002
Net income as reported	$89,444,959	$78,468,948	$71,708,006
Add: Total stock-based compensation expense included in reported net income, net of tax effect	95,478	108,882	184,863
Less: Total stock-based compensation expense determined under fair value based method for all awards, net of tax effect	(1,862,983)	(1,379,816)	(1,151,846)

Pro forma net income	$87,677,454	$77,198,014	$70,741,023

Earnings per share, as reported
Basic	$1.12	$0.98	$0.91
Diluted	$1.11	$0.98	$0.90

Pro forma earnings per share
Basic	$1.10	$0.97	$0.90
Diluted	$1.09	$0.96	$0.89

Investments

Fixed Maturities: Fixed maturities held for investment include investments that the Company has both the ability and positive intent to hold until maturity; such securities are reported at amortized cost. Securities available for sale include bonds and redeemable preferred stocks that the Company may elect to sell prior to maturity and are reported at their current fair value. The unrealized gains or losses on these securities are reflected as accumulated other comprehensive income within stockholders’ equity, net of taxes. Furthermore, deferred policy acquisition costs for universal and other interest sensitive life insurance products are adjusted to reflect the effect that would have been recognized had the unrealized holding gains and losses been realized. This adjustment to deferred acquisition costs results in a corresponding adjustment to comprehensive income. During 2004, the amount of this adjustment before taxes was $1,014,591. Amortization of premium or discount is calculated using the scientific (constant yield) interest method and is recorded as an adjustment to investment income. The interest method results in a constant effective yield equal to the prevailing rate at the time of purchase or at the time of subsequent adjustments to book value. Fixed maturities containing call provisions (where the issue can be called away from the Company at the issuer’s discretion) are amortized to the call or maturity value/date that produces the lowest asset value (yield to worst). For mortgage-backed securities, the amortization period reflects estimates of the period over which repayment of principal is expected to occur, not the stated maturity period.

Equity Securities: Equity securities (common and non-redeemable preferred stocks) are carried at fair value.

Declines in fair values of fixed maturities and equity securities deemed to be other than temporary are recognized in the determination of net income. Generally, realized gains and losses on sales of investments are recognized in net income using the first-in, first-out methodology. In some instances, the Company may use the specific identification method if so directed by the investment portfolio manager. Realized investment gains and losses are reported on a pretax basis as a component of revenues. Income taxes applicable to net realized investment gains and losses are included in the provision for income tax.

Collateral Loans and Commercial Leases: Collateral loans and lease financings including commercial leases classified as held for sale are reported in the balance sheet at outstanding principal balance adjusted for charge-offs and the allowance for losses in accordance with Statement of Position (SOP) 01-6, Accounting by Certain Entities That Lend to or Finance the Activities of Others. The allowance for losses on collateral loans and commercial leases represents the Company’s best estimate of probable losses inherent in the portfolios based on relevant observable data that include, but are not limited to, historical experience; collateral type; account balance; and delinquency. Credit losses are deducted from the allowance and charged off in the period in which the loans or leases are deemed uncollectible. Recoveries previously charged off are recorded when received. The Company considers an account to be delinquent if it is thirty or more days late in its scheduled payments. If the account is over 90 days late, the Company considers repossession of the collateral. If collateral is repossessed, the loan or lease is written down against the allowance for losses and the asset is transferred to other assets and carried at the lower of cost or estimated fair value. Loans are placed on a nonaccrual status when a bankruptcy is reported or the collateralized assets are repossessed. The Company uses the interest method to recognize income on loans and leases. Deferred fees are amortized over the term of the commercial lease.

39.

ALFA CORPORATION

Notes to Consolidated Financial Statements

Other Long-term Investments: Partnerships accounted for using the equity method are a component of other long-term investments. Investments in partnerships and joint ventures are stated at the underlying audited equity value based on accounting principles generally accepted in the United States of America. Partnership interests represent 49.5%, or approximately $71.9 million, of other long-term investments at December 31, 2004 and 50.4%, or approximately $35.8 million at December 31, 2003. The table below summarizes the company’s primary long-term investment interests at December 31, 2004 and related operating results for 2004.

	Segment Holding Investment	Ownership	Carrying Value	Unpaid Commitment in Other Liabilities	Equity in Net Earnings	Realized Losses
Alfa Investors	Property & Casualty Insurance	27%	$17,038,930	$—	$3,243,555	$—
Alfa Ventures II, LLC	Property & Casualty Insurance	20%	$1,455,816	$—	$(17,050)	$—
Low Income Housing Tax Credit Partnerships	Property & Casualty Insurance	Various	$40,245,056	$37,905,867	$—	$(9,921,898)
	Life Insurance	Various	$6,892,164	$—	$—	$(1,018,642)
Other Partnerships	Life Insurance	Various	$6,316,740	$—	$321,712	$—
MidCountry Financial Corporation	Noninsurance	44%	$51,481,858	$—	$540,189	$—

Ownership in partnerships ranges from 1% to 62.5%. Alfa Investors and Alfa Ventures II, LLC are affiliated with the Company and therefore do not have a readily determinable fair value. Partnerships are reviewed annually for impairments and adjusted accordingly. It is the Company’s policy to review partnership investments for applicability of FIN 46(R), Consolidation of Variable Interest Entities. At December 31, 2004, the Company determined that no investment required consolidation based on FIN 46(R) criteria. The Company’s investment in MidCountry Financial Corporation is also accounted for using the equity method. In addition to earnings reflected within the statements of income, this investment has added gross accumulated other comprehensive income of $25,485 before a tax effect of $8,920 since the investment was made in 2002.

Investment Real Estate: Depreciation on real estate is calculated using the straight-line method over the estimated useful lives of the assets. However, at December 31, 2004, the Company has no investment real estate.

Derivative Instruments and Hedging Activities

The Company accounts for derivative instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities – An Amendment of FASB Statement No. 133, and SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. The statements require that the Company recognize all derivatives as either assets or liabilities in the consolidated balance sheet at fair value. Changes in the fair value of derivatives are recorded currently in earnings unless special hedge accounting criteria are met. For derivatives designated as fair value hedges, the changes in the fair value of both the derivative instrument and the hedged item are recorded in earnings. For derivatives designated as cash flow hedges, the effective portions of changes in fair value of the derivative are reported in other comprehensive income. Any ineffective portions of hedges would be recognized in earnings.

Cash Flow Hedges: The Company uses variable-rate debt to partially fund its consumer loan and commercial lease portfolios. In particular, it has issued variable-rate long-term debt and commercial paper. These debt obligations expose the Company to variability in interest payments due to changes in interest rates. If interest rates increase, interest expense increases. Conversely, if interest rates decrease, interest expense also decreases.

As part of its funding efforts, the Company issued a $70 million long-term obligation maturing on June 1, 2017 in the second quarter of 2002 that is included in total borrowings. Management believes it is prudent to limit the variability of a portion of its interest payments. It is the Company’s objective to hedge 100 percent of its variable-rate long-term interest payments over the first five years of the life of the debt obligation.

To meet this objective, management entered into an interest rate swap to manage fluctuations in cash flows resulting from interest rate risk. The interest rate swap changes the variable-rate cash flow exposure of the variable-rate long term debt obligation to fixed-rate cash flows by entering into a receive-variable, pay-fixed interest rate swap. Under the interest rate swap, the Company receives variable interest payments and makes fixed interest rate payments, thereby creating long-term debt with a fixed rate of 4.945%. During 2004, interest received ranged from 1.093% to 2.358%.

40.

04 A.R.

Notes to Consolidated Financial Statements

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

Changes in fair value of the interest rate swap designated as a hedging instrument of the variability of cash flows associated with floating-rate, long-term debt obligation are reported in accumulated other comprehensive income. The effectiveness of the interest rate swap is assessed quarterly. Based on this assessment, the Company has deemed the swap to be highly effective and has not reclassified any of the gains or losses to interest expense in the subsequent periods. The fair value of the interest rate swap contract decreased by $2,191,758 in 2004 prior to a tax benefit of $757,480.

If it is determined that the swap has ceased to be a highly effective hedge, is sold, or is terminated, the Company will discontinue hedge accounting prospectively. The change in fair value of the hedged item attributable to hedged risk, as has been reported in accumulated other comprehensive income, would be amortized to interest expense over the remaining life of the hedged item.

Other Derivative Instruments: Covered call options are contracts that grant the purchaser, for a premium payment, the right, but not the obligation, to purchase a financial instrument at a specified price within a specified period of time. The Company writes (sells) call options on certain common stocks it already owns to enhance returns to the extent of the premium received. The premium received for a written call option is recorded in other liabilities until the option is exercised, expires, or is otherwise terminated. On disposition, gains (losses) are recognized immediately, with gains (losses) on exercise combined with gains (losses) on the covering asset. The liability is marked to market at each statement date with the changes in the market value of the open options recognized as realized gains (losses) and recorded in the statement of income. The Company had $169,450 and $94,975 in options outstanding at December 31, 2004 and December 31, 2003, respectively.

Income Taxes

The Company’s method of accounting for income taxes is the liability method. Under the liability method, deferred tax assets and liabilities are adjusted to reflect changes in statutory tax rates resulting in income adjustments in the period such changes are enacted. Deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities, based on enacted tax laws and statutory tax rates applicable to the periods in which the temporary difference is expected to reverse. The method of allocation between subsidiaries is subject to a written agreement, approved by the Board of Directors. Taxes are allocated to each subsidiary within the consolidated group based upon the ratio of the subsidiary’s taxable income to the consolidated taxable income with no credit to subsidiaries with a taxable loss.

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

41.

ALFA CORPORATION

Notes to Consolidated Financial Statements

Earnings Per Share

Basic EPS is computed by dividing net income by the weighted average number of shares outstanding. Diluted EPS is computed similarly except that the shares outstanding are increased to give effect to all potentially dilutive shares that would have been outstanding if such shares had been issued. The weighted average diluted shares outstanding include, on a post-split basis, potentially dilutive shares which total 504,851 in 2004, 581,332 shares in 2003 and 742,523 shares in 2002, all of which are stock options outstanding during each period presented (See Note 15).

Short-Term Investments

Short-term investments with maturities of three months or less are considered to be investments and are not considered to be cash or cash equivalents. The Company’s short-term investments are predominately money market funds. Money market mutual funds seek to maintain a stable net asset value of $1.00 per share. There is no assurance that funds will be able to maintain a stable asset value of $1.00 per share. However, our policy is to invest in money market funds that are rated AAAm and/or Aaa by Standard & Poor’s and/or Moody’s Investor Service, Inc., respectively, and are rated by the NAIC Securities Valuation Office as Class 1. These funds are diversified money market funds investing in Tier 1 commercial paper and bank obligations, U.S. Treasury, U.S. government obligations, certificates of deposits and repurchase agreements.

Cash

Cash consists of demand deposits at a bank.

Accounts Receivable

Accounts receivable are primarily comprised of premium installment plan receivables from policyholders and income taxes receivable. The Company had no allowance for doubtful accounts for these receivables at December 31, 2004 and 2003.

Reclassifications

Certain reclassifications have been made to 2003 and 2002 amounts in order to conform to 2004 classifications and descriptions These reclassifications resulted in a reduction of total assets and total liabilities of $14,067,060 in 2003. The nature of these reclassifications included loss recoverables, reserves for losses and intercompany payables and receivables. In addition to these changes, certain other reclassifications were made within asset and liability categories. The most significant of these was a reclassification of policy receivables from other long-term investments to accounts receivable of approximately $45.2 million and $40.4 million at December 31, 2004 and 2003, respectively.

2. POOLING AGREEMENT

Parties to the Pool

Effective August 1, 1987, the Company entered into a property and casualty insurance Pooling Agreement (the “Pooling Agreement”) with Alfa Mutual Insurance Company (Mutual), and other members of the Mutual Group (See Note 3). On January 1, 2001, Specialty also became a participant in the Pooling Agreement. The Mutual Group is a direct writer primarily of personal lines of property and casualty insurance in Alabama while the Company is primarily a direct writer of similar lines of business in Georgia and Mississippi. On January 1, 2005, AVIC became a participant in the pool. AVIC is a direct writer in Texas, Missouri, Indiana, Ohio, Virginia, Tennessee, Arkansas, Kentucky and Florida. Similarly, Alfa Virginia Mutual Insurance Company (Virginia Mutual), an affiliate of the Alfa Group, became a participant in the pool on January 1, 2005 through a quota-share reinsurance treaty with Alfa Mutual Fire Insurance Company (Fire). The Mutual Group, Virginia Mutual and the Company write preferred risk automobile, homeowner, farmowner and manufactured home insurance, fire and allied lines, standard risk automobile and homeowner insurance, and a limited amount of commercial insurance, including church and businessowner insurance. Specialty and AVIC are direct writers primarily of nonstandard risk automobile insurance. Under the terms of the Pooling Agreement, the Company cedes to Mutual all of its property and casualty business. Substantially all of the Mutual Group’s direct property and casualty business (together with the property and casualty business ceded by the Company) is included in the pool. Mutual currently retrocedes 65% of the pool to the Company and retains 35% within the Mutual Group.

42.

04 A.R.

Notes to Consolidated Financial Statements

Catastrophe Protection Program

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

	Lower Catastrophe Pool Limit (millions)	Upper Catastrophe Pool Limit (millions)	Estimated Coinsurance Allocation of Catastrophes Exceeding Upper Catastrophe Pool Limit
November 1, 1996	$10.0	$249.0	13%
July 1, 1999	11.0	284.0	13%
January 1, 2001	11.4	284.0	14%
January 1, 2002	11.6	289.0	16%
January 1, 2003	12.1	301.5	18%
January 1, 2004	14.2	352.0	18%
January 1, 2005	17.9	443.7	19%

Alfa Group pooled catastrophe losses of approximately $347 million in 2004, $69 million in 2003 and $42 million in 2002. The Company’s share of such losses totaled $9.2 million, $7.9 million and $7.5 million, respectively. The Company’s participation in the Pooling Agreement may be changed or terminated without the consent or approval of the Company’s stockholders. The Pooling Agreement may be terminated only by mutual agreement of the parties in writing.

As a result of the Pooling Agreement, the Company had a payable of $714,555 and a receivable of $1,869,670 from the Mutual Group at December 31, 2004 and December 31, 2003, respectively, for transactions originating in December and settled the following month. Approximately 78.2%, 79.0% and 80.1% of the Company’s property and casualty premium income and 68.3%, 69.0% and 69.8% of its total premium income were derived from the Company’s participation in the Pooling Agreement in 2004, 2003 and 2002, respectively.

3. RELATED PARTY TRANSACTIONS

Ownership

Mutual owns 43.0%, Fire owns 11.5% and Alfa Mutual General (General) owns 0.8% of the Company’s common stock. The Board of Directors of the Company consists of eleven members, six of whom serve as Directors of Mutual, Fire and General (collectively, the Mutual Group) and two of whom at December 31, 2004 were executive officers of the Company. One of the Company’s directors and most of the Company’s executive officers, including the Company’s President, also hold the same positions with Mutual, Fire, General and Specialty. The Company paid stockholder dividends to the Mutual Group totaling $15,109,690 in 2004, $13,741,391 in 2003 and $12,383,878 in 2002.

The Mutual Group and the Company’s insurance subsidiaries are considered an insurance company holding system with Mutual being the controlling party under the Alabama Insurance Holding Company Systems Regulatory Act and their activities and transactions are subject to reporting, examination and regulation thereunder.

Management and Operating Agreement

Under a Management and Operating Agreement, Mutual provides substantially all facilities, management and other operational services to the Company and its subsidiaries and to other companies associated with Mutual. Most of the personnel providing management services to the Company are full-time employees of, and are directly compensated by, Mutual. The Company’s business is substantially integrated with that of Mutual, Fire and General. Mutual periodically conducts time usage and other special expense allocation studies. Mutual charges the Company for both its allocated and direct salaries, employee benefits and other expenses, including those for the use of office facilities. The amounts paid by the Company to Mutual under the Management and Operating Agreement were approximately $50.7 million in 2004, $46.9 million in 2003 and $46.1 million

43.

ALFA CORPORATION

Notes to Consolidated Financial Statements

in 2002. The Company reimburses Mutual for the full amount of all its agents’ commissions paid by Mutual for the sale of the Company’s insurance products.

Debt and Guarantees

The Mutual Group is a partner in a real estate partnership, which in 2000 established a revolving line of credit with Financial of $4.0 million at a rate of interest equal to the prime lending rate less 1.0%. During 2002, this line of credit was increased to $5.0 million. At December 31, 2004 and December 31, 2003, the amount loaned to the partnership under the line of credit was $4,535,000 and $4,835,000, respectively. Interest paid by the partnership was $154,331, $140,850, and $138,822 in 2004, 2003, and 2002, respectively.

The Company’s property and casualty subsidiaries have agreed to guarantee payment on debt owed by three real estate partnerships affiliated with Fire. These guarantees expire between 2005 and 2009 and, in the unlikely circumstance of a guarantee call, could negatively impact the Company by up to $5.8 million. (See Note 9)

In 1997, Mutual established a revolving line of credit with Financial of $20 million at a rate of interest equal to the one month London Interbank Offered Rate (LIBOR) plus .75%. No balance was unpaid at either December 31, 2004 or 2003. No interest was paid to Financial related to this line of credit in 2004, 2003 or 2002.

In 1999, Realty secured a line of credit with Financial of $250,000 with interest payable monthly at the commercial paper rate then applicable plus .35%. No balance was unpaid at either December 31, 2004 or 2003. No interest was paid to Financial related to this line of credit in 2004, 2003 or 2002.

Also, during 1999, Builders established a line of credit with Financial of $5 million with interest payable monthly at the commercial paper rate then applicable plus 1.00%. The unpaid balance on this line of credit was $2,506,774 and $1,950,000 at December 31, 2004 and 2003, respectively. Interest paid to Financial in 2004 subsequent to the sale of Builders to Southern was $41,334.

The Company’s commercial paper is guaranteed by Mutual and Fire. The Company paid fees of $50,000 and $25,000 to Mutual and Fire, respectively, for their guarantees in 2004.

Insurance Products

On February 1, 1997, Mutual began covering its employees with a Corporate Owned Life Insurance (COLI) plan utilizing Life’s universal life product. Premiums paid to Life totaled approximately $17.9 million in 2004, $18.7 million in 2003 and $17.8 million in 2002. Policy charges recorded from such premiums totaled approximately $3.5 million in 2004, $3.2 million in 2003 and $3.2 million in 2002. Policy reserves and insurance in force on the COLI plan at December 31, 2004 were approximately $128.9 million and $646.6 million, respectively. Certain of Mutual’s employees and those of the Mutual Group’s sponsoring organization, the Alabama Farmers Federation (Federation), not covered by the COLI plan are covered by group life insurance provided by Life. During 2002, certain retired employees of Virginia Mutual, also began being covered by group life insurance provided by Life. Contingency reserves held for this group as of December 31, 2004 and 2003 were $220,226 and $187,406, respectively. Group life insurance premiums paid to Life totaled $492,449 in 2004, $542,167 in 2003 and $711,791 in 2002. Insurance in force under this plan at December 31, 2004 was approximately $47.2 million. Reserves for group life insurance represent the excess present value of future guaranteed benefits over future premiums plus any unearned premium. Since this one-year term contract renews on January 1 of each year at the discretion of each party, there is no future excess present value of future guaranteed benefits over future premiums at December 31. Since all of the certificates have a renewal date of January 1, the premium for each certificate is fully earned on the following December 31 and no unearned premium liability is present. This reserving method has been used since the Company’s inception. The only change in resulting reserves in recent years occurred when the plan year was adjusted to coincide with the calendar year.

Certain of the Company’s subsidiaries purchase property insurance and general liability insurance protection from Mutual and Fire. The annual premium paid for such policies totaled approximately $19,300 in 2004, $19,600 in 2003 and $51,000 in 2002.

44.

04 A.R.

Notes to Consolidated Financial Statements

Other Related-Party Transactions

During 1999, the Company formed a subsidiary, Alfa Benefits Corporation (ABC), in an effort to improve the controls over employee benefits and related payments, to simplify and consolidate the accounting and recordkeeping function, and to improve operating efficiencies. As a result, the accrued benefit liabilities held by the various Alfa property and casualty entities and their related assets were transferred to ABC at that time. The amounts of net transfers from ABC to Mutual in 2004 and 2003 for payments of benefits totaled approximately $554,000 and $37,000, respectively.

Financial leases equipment, automobiles, furniture and other property to the Mutual Group. The Mutual Group paid $1,351,863 in 2004, $1,318,334 in 2003 and $1,352,110 in 2002 under these leases. Periodically, the Mutual Group invests in automobile and other installment loans issued and serviced by Financial. The amount invested by the Mutual Group in such loans was $29,093,776 at December 31, 2003. The Mutual Group held no such investment in these loans at December 31, 2004. Interest paid by Financial to the Mutual Group on these loans was $320,900 in 2004, $434,304 in 2003 and $483,785 in 2002. Federation and Alfa Services, Inc. (Services), a Federation subsidiary, invest in short-term lines of credit with the Company and Financial. The balance outstanding on these lines of credit included in notes payable to affiliates was $15,887,635 and $8,000,000 at December 31, 2004 and 2003, respectively. Interest paid by the Company and Financial to the Federation and its subsidiary was $166,398 in 2004, $99,104 in 2003 and $148,796 in 2002.

The Company’s real estate construction subsidiary (Builders) purchased 6 residential lots at fair value for $292,207 in 2004 prior to its being sold to Southern and 11 residential lots in 2003 at fair value for $542,796 from a partnership in which the Mutual Group is a partner. Builders also purchased one lot during the first two months of 2004 at fair value for $20,750 from a partnership in which Alfa Properties is a member. Mutual, through its real estate subsidiary, Alfa Properties, has also invested in a retirement facility partnership and a commercial real estate partnership. In 2002, Realty received $5,900 in commissions for leasing units in the retirement complex and $14,861 in commissions for commercial lot sales from these partnerships. Additionally, Southern paid $21,199 in other commissions to Realty in 2003. Builders purchased 4 residential lots in 2003 at fair value for $213,000 from Southern.

Alfa Properties has a partnership interest in Marshall Creek, Ltd., a real estate development. Financial established capital leases with this entity during 2002 and received payments of $157,646 under these leases in both 2004 and 2003.

Builders contracts with the Mutual Group for the construction of certain commercial facilities. The Mutual Group paid $6,240 in the first two months of 2004, $299,471 in 2003 and $4,423,915 in 2002 to Builders under such contracts. Builders also received $1,429 and $25,797 in rental income from the Mutual Group during 2004 and 2003, respectively.

Realty receives commissions for sales and leasing of certain of the Mutual Group’s commercial facilities. The Mutual Group paid $9,224 in 2003 and $58,340 in 2002 for such services. No commissions were received by Realty in the first two months of 2004 from the Mutual Group prior to its sale to Southern.

The Company periodically has investment transactions with the Mutual Group. In 2004, the company bought one security at fair value of $3,094. In addition, during 2003, the Company sold seven securities to the Mutual Group at fair value for a loss of $1,128,328. In 2002, the Company sold one security to the Mutual Group at fair value for a loss of $1,938,031. The Company is also a partner in Alfa Investors Partnership with the Mutual Group. The amount contributed to the partnership was $33.1 million and $31.2 million at December 31, 2004 and 2003, respectively. The Company had committed to fund up to $6.5 million additional investment in the partnership at December 31, 2004. The Company received distributions from the partnership in 2004 of $3,510,000. In 2000, the Company became a member in Alfa Ventures II, LLC with the Mutual Group. The amount contributed to the limited liability company was approximately $1.9 million and $1.8 million at December 31, 2004 and 2003, respectively. During 2004, the Company received distributions from this partnership of $479,974.

During 2002, the Mutual Group purchased $1 million of debt securities of MidCountry, an investment in which Financial owns 44% of the outstanding common stock.

The Company’s life subsidiary is the general partner in two investment partnerships with a trust created by Mutual and Fire. The carrying value of the partnerships was $931,384 and $900,922 at December 31, 2004 and 2003, respectively.

45.

ALFA CORPORATION

Notes to Consolidated Financial Statements

4. INVESTMENTS

Net investment income by source is summarized as follows:

	2004	2003	2002
Fixed maturities:
Held for investment	$10,800	$15,929	$31,273
Available for sale	73,679,602	68,422,691	72,946,017
Total fixed maturities	73,690,402	68,438,620	72,977,290
Equity securities	2,931,221	2,429,561	1,626,185
Mortgage loans on real estate	88	2,211	6,123
Investment real estate	8,926	376,863	328,395
Policy loans	4,325,029	4,090,018	3,614,421
Collateral loans	7,346,929	7,170,102	7,255,063
Commercial leases	15,448,513	13,029,058	12,260,191
Other long-term investments	4,377,580	609,475	1,523,488
Short-term investments	1,262,471	2,631,797	2,061,851

Total investment income	109,391,159	98,777,705	101,653,007
Interest expense	(6,691,000)	(5,705,422)	(5,089,180)
Investment expenses	(13,345,260)	(9,980,651)	(8,459,178)

Net investment income	$89,354,899	$83,091,632	$88,104,649

Net realized investment gains (losses) are summarized as follows:
	2004	2003	2002
Fixed maturities available for sale	$(966,058)	$(2,345)	$(877,825)
Equity securities	17,440,121	5,343,876	4,095,345
Other investments	(9,425,409)	922,088	1,942,271

Net realized investment gains, before taxes	7,048,654	6,263,619	5,159,791
Less: Tax effect on realized investment gains	2,467,029	2,192,268	1,805,927

Net realized investment gains, net of tax	$4,581,625	$4,071,351	$3,353,864

Changes in net unrealized investment gains and losses on fixed maturities and equity securities are as follows:

	Increase (Decrease)
	2004	2003	2002
Fixed maturities:
Held for investment	$(5,364)	$(10,921)	$(10,170)

Available for sale, net of tax	$(4,765,233)	$(3,319,155)	$42,727,824

Equity securities, net of tax	$(1,776,378)	$10,880,335	$(16,586,086)

Unrealized investment gains and losses are based on fair values that were determined using nationally recognized pricing services, broker/dealers securities firms and market makers.

At December 31, 2004 and 2003, gross unrealized gains for equity securities amounted to $17,888,444 and $20,766,924, respectively, while gross unrealized losses amounted to $1,632,758 and $1,778,350, respectively, and applicable deferred income taxes aggregated $5,705,870 and $6,662,380, respectively.

The Company’s fixed maturity portfolio is predominantly comprised of investment grade securities. At December 31, 2004, approximately $5.3 million in fixed maturities (0.4% of the total fixed maturity portfolio) are considered below investment grade. The Company considers bonds with a quality rating of BB+ and below, based on Standard & Poor’s rating scale, to be below investment grade.

46.

04 A.R.

Notes to Consolidated Financial Statements

The amortized cost and estimated fair value of investments in fixed maturity securities are as follows:

	December 31, 2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
HELD FOR INVESTMENT:
Mortgage–backed securities	$114,708	$9,227	$—	$123,935

AVAILABLE FOR SALE:
U.S. Treasury securities	$12,170,755	$1,640,699	$(85,252)	$13,726,202
Obligations of U.S. Government corporations and agencies	69,552,353	1,841,239	(317,542)	71,076,050
Obligations of states and political subdivisions	372,575,346	22,839,750	(329,295)	395,085,801
Corporate securities	217,747,375	23,234,132	(53,302)	240,928,205
Mortgaged–backed securities	631,069,998	5,687,654	(5,552,470)	631,205,182
Other debt securities	2,172,200	313,850	—	2,486,050

Total	$1,305,288,027	$55,557,324	$(6,337,861)	$1,354,507,490

	December 31, 2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
HELD FOR INVESTMENT:
Mortgage–backed securities	$158,623	$14,591	$—	$173,214

AVAILABLE FOR SALE:
U.S. Treasury securities	$5,628,276	$1,650,661	$—	$7,278,937
Obligations of U.S. Government corporations and agencies	63,717,506	2,674,602	(468,974)	65,923,134
Obligations of states and political subdivisions	364,058,152	25,025,215	(336,240)	388,747,127
Corporate securities	218,141,635	25,933,374	(148,875)	243,926,134
Mortgaged–backed securities	457,127,969	6,703,454	(3,894,035)	459,937,388
Other debt securities	180,000	426,000	—	606,000

Total	$1,108,853,538	$62,413,306	$(4,848,124)	$1,166,418,720

Management analyzes net unrealized losses on investments for impairment. The following table shows the Company’s net unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004:

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury securities	$6,448,594	$85,252	$—	$—	$6,448,594	$85,252
Obligations of U.S. Government corporations and agencies	6,949,627	161,818	7,843,751	155,724	14,793,378	317,542
Obligations of states and political subdivisions	25,465,943	87,160	5,676,946	230,276	31,142,889	317,436
Corporate securities	10,193,786	53,302	—	—	10,193,786	53,302
Mortgaged-backed securities	279,307,479	4,525,524	30,708,147	1,026,946	310,015,626	5,552,470

Total fixed maturities	328,365,429	4,913,056	44,228,844	1,412,946	372,594,273	6,326,002
Equity securities	11,830,782	646,126	2,534,009	385,152	14,364,791	1,031,278

Total temporarily impaired securities	$340,196,211	$5,559,182	$46,762,853	$1,798,098	$386,959,064	$7,357,280

Of the 95 fixed maturities in an unrealized loss position at December 31, 2004, most are mortgage-backed securities. Of the $5.5 million in unrealized losses on mortgage-backed securities, the majority were issued by governmental agencies. Therefore, return of principal is not currently an issue. Similarly, the interest rate environment has been the primary cause of the other fixed maturity loss positions in the portfolio. While unrealized gains and losses will fluctuate with interest rate changes, receipt

47.

ALFA CORPORATION

Notes to Consolidated Financial Statements

of principal is highly probable if these securities are held to maturity. The Company reviews securities for impairment each quarter and considers its intent and ability to hold any debt securities in a loss position until the fair value recovers. Information used in the assessment for impairment includes industry analyst reports, credit ratings, and the volatility of the security’s market price.

There were 22 equity positions with unrealized losses at December 31, 2004. The largest long-term position of $369,542 relates to a mutual fund that experienced a continued recovery during 2004. The mutual fund holding supports a non-qualified deferred compensation plan and it is the Company’s intent to hold through the period of recovery.

The amortized cost and estimated fair value of fixed maturities available for sale at December 31, 2004 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2004
	Amortized Cost	Estimated Fair Value
AVAILABLE FOR SALE:
Due in one year or less	$15,333,268	$15,595,732
Due after one year through five years	90,908,273	97,991,441
Due after five years through ten years	175,972,819	190,861,149
Due after ten years	392,003,669	418,853,986

	674,218,029	723,302,308
Mortgage-backed securities	631,069,998	631,205,182

Total	$1,305,288,027	$1,354,507,490

Proceeds from sales of fixed maturities available for sale were $61,425,800 in 2004, $68,916,066 in 2003 and $107,160,530 in 2002. Gross gains of $391,408 in 2004, $1,644,188 in 2003 and $4,866,178 in 2002 and gross losses of $952,108 in 2004, $2,519,043 in 2003 and $6,343,657 in 2002 were realized on those sales. In addition, the Company recorded a loss of approximately $111,000 in 2004 and $1,170,000 in 2002 for fixed maturities available for sale whose valuation was deemed to be an other than temporary decline. No fixed maturities available for sale were written down during 2003. At December 31, 2004, the Company’s mortgage-backed securities were comprised of CMO’s and pass through securities. The valuation of such securities is subject to significant fluctuations due to changes in interest rates. The Company has a history of positive cash flow and has the ability to hold such investments to maturity. Management performs periodic assessments of the portfolio to monitor interest rate fluctuations. At December 31, 2004, the Company had $5,251,052 in fixed maturities available for sale on deposit with regulatory agencies in order to meet statutory requirements.

Proceeds from sales of equity securities were $167,267,526 in 2004, $126,036,887 in 2003 and $62,086,923 in 2002. Gross gains of $20,503,986 in 2004, $10,785,331 in 2003 and $15,761,437 in 2002 and gross losses of $3,063,865 in 2004, $4,488,106 in 2003 and $8,013,042 in 2002 were realized on those sales. The Company also recorded a loss of approximately $953,000 in 2003 and $3,653,000 in 2002 for equity securities whose valuation was deemed to be an other than temporary decline. The Company recorded no such write downs during 2004.

The Company’s mortgage loan portfolio totaled approximately $3,000 at December 31, 2003 and the collateral loan portfolio totaled $110.8 million and $100.3 million at December 31, 2004 and 2003, respectively. These portfolios consisted of mortgage and consumer loans in the Company’s primary market area of Alabama, Georgia and Mississippi. Management evaluates the creditworthiness of customers on a case-by-case basis and obtains collateral as deemed necessary based on this evaluation. The Company had charged off loans totaling $432,099, $364,317 and $394,250 in 2004, 2003 and 2002, respectively. At December 31, 2004 and 2003, respectively, the Company maintained an allowance for losses of $1,244,280 and $1,183,587. The Company has estimated the fair value of the collateral loan portfolio to be approximately $113.9 million and $103.4 million at December 31, 2004 and 2003, respectively. The estimated fair value was determined by discounting the estimated future cash flows from the loan portfolio at 5.74% for 2004 and 5.78% for 2003, the current interest rates offered for similar loans, and after allowing for estimated loan losses.

During 2004, 2003 and 2002, the Company charged off leases totaling $8,303,396, $2,265,023, and $703,194, respectively. At December 31, 2004, the Company had an allowance for losses of $9,727,546 on the lease portfolio including $3,553,763 on assets classified as held for sale. At December 31, 2003, the allowance for losses on the lease portfolio was $3,487,123. The Company

48.

04 A.R.

Notes to Consolidated Financial Statements

has estimated the fair value of the commercial lease portfolio to be approximately $4.3 million and $120.9 million at December 31, 2004 and 2003, respectively. The estimated fair value of the lease portfolio was determined by discounting the estimated future cash flows from the lease portfolio at 8.5% and 8.0% for 2004 and 2003, the current interest rates offered for similar leases, and after allowing for estimated lease losses. Leases included in assets classified as held for sale have not been included in the current year valuation. Assets leased to affiliated companies are expected to be held until the lease terminates and, therefore, fair value is assumed to equal net cost. The Company had impaired loans and leases of $35,079 and $1,173,593, respectively, subject to individual valuation at December 31, 2004. The Company’s policy loans earn interest predominately at 8.0% but do range from 5.0% to 8.0%. Because the policy loans have no stated maturity and are often repaid by reductions to benefits and surrenders, it is not practicable to determine the fair value of the policy loan portfolio.

Investments in partnerships and joint ventures are stated at the underlying audited equity value based on accounting principles generally accepted in the United States of America. Income is recognized based on reported earnings by the partnerships and joint ventures. The Company had net investment income from partnerships of approximately $4.1 million in 2004 after net investment losses of approximately $2.5 million and $863,000 in 2003 and 2002, respectively. At December 31, 2004 and 2003, partnerships of approximately $71.9 and $35.8 million are included in the Company’s other long-term investments including approximately $47.1 million and $15.9 million invested in partnerships yielding tax credits from investments in low-income housing. During 2004, the Company realized losses from its investments in low-income housing partnerships of $10.9 million. In addition, the Company’s investment in MidCountry was approximately $51.5 million, $14.4 million and $13.5 million at December 31, 2004, 2003 and 2002, respectively. Net investment income from MidCountry was $540,189, $965,229 and $128,438, respectively in 2004, 2003 and 2002. Included in the Company’s other long-term investments is its position in Waveland NCO Alabama Ventures, LLC, a certified capital company that is an investment premium tax credit program sanctioned by the State of Alabama. This investment is carried at its unpaid principal balance of $3.4 million at December 31, 2004. Principal and interest are received in accordance with a contractual agreement and repayment of principal is protected by strict guidelines imposed by the governing agency. The Company did not consider any decline in value to be an other than temporary impairment at December 31, 2004.

Short-term investments are reflected at fair value and are comprised almost exclusively of money market funds and are not discounted due to their liquidity and short-term nature. Therefore, the Company considers the fair value of its short-term investments to be equal to cost.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

Information about specific valuation techniques and related fair value detail is provided in Note 1 – Summary of Significant Accounting Policies and Note 4 – Investments. The cost and estimated fair value of the financial instruments as of December 31 are summarized as follows:

	December 31,
	2004		2003
	Cost	Estimated Fair Value	Cost	Estimated Fair Value
INVESTMENTS:
Fixed maturities held for investment	$114,708	$123,935	$158,623	$173,214
Fixed maturities available for sale	$1,305,288,027	$1,354,507,490	$1,108,853,538	$1,166,418,720
Equity securities	$83,446,562	$99,701,250	$116,063,831	$135,082,791
Short-term investments	$80,988,969	$80,988,969	$111,252,991	$111,252,991
Mortgage and Collateral loans	$110,792,974	$113,917,064	$100,318,726	$103,372,381
Commercial leases	$4,155,791	$4,338,074	$118,121,257	$120,904,796
Other long-term investments	$150,930,179	$145,474,366	$81,090,996	$71,029,099

LIABILITIES:
Commercial paper	$204,303,206	$204,303,206	$164,443,769	$164,443,769
Notes payable	$85,887,635	$85,887,635	$107,093,776	$107,093,776
Interest rate swap contract	$—	$1,406,747	$—	$4,355,985

49.

ALFA CORPORATION

Notes to Consolidated Financial Statements

6. POLICY LIABILITIES AND ACCRUALS

The composition of the liability for future policy benefits and life and health claim reserves and the more significant assumptions used in its calculation are as follows:

		Liability			Basis of Assumption
		December 31,		Years of Issue	Interest Rate	Mortality and Morbidity	Withdrawals
	Insurance Inforce	2004	2003
Ordinary life	$11,278,598,140	$174,193,395	$159,344,055	1955 to 1978	5%	1955–60 Basic Select and Ultimate Mortality Tables	Company experience
				1979 to 1980	7% graded to 5%	Modified 1965–70 Basic Select and Ultimate Mortality Tables	Company experience
				1981 to 1993	9% graded to 7%	Modified 1965–70 Basic Select and Ultimate Mortality Tables	Company experience
				1994 to 2004	6%	Modified 1965–70 Basic Select and Ultimate Mortality Tables	Company experience
Interest sensitive life	2,395,456,596	235,582,918	223,874,289	1984 to 2004	5.35% to 5.85%*	Modified 1965–70 Basic Select and Ultimate Mortality Tables	Company experience
Universal life	6,045,770,490	307,112,029	273,298,153	1987 to 2004	4.85% to 5.85%*	Modified 1965–70 Basic Select and Ultimate Mortality Tables	Company experience
Annuities w/o life contingencies		12,442,351	11,901,614	1974 to 2004	4.5% to 5.35%*
Group credit life	12,525,964	368,381	315,424	1992 to 2004	3.0%	1958 CET
Group life	47,151,681	220,226	187,406	2004	4.5%	1960 CSG

	$19,779,502,871	$729,919,300	$668,920,941

Accident and health		270,889	265,125		4.5% to 5%	1972 intercompany reports	200% N&W III
Life and health claim reserves		5,954,082	4,567,589

		$736,144,271	$673,753,655

*	Rates are adjustable annually on policyholders’ anniversary dates.

For the year ended December 31, 2004, premiums under individual ordinary life insurance participating policies were $5,155,688, or 5% of total premiums collected. The Company accounts for its policyholder dividends based upon dividends apportioned for payment for the next year plus any adjustments for dividends paid differently from those apportioned in the prior year. Total policyholder dividends incurred for 2004 were $3,873,932. The Company paid dividends in the amount of $3,824,619 during 2004 to policyholders and did not allocate any additional income to such policyholders. The Company did not issue any participating policies during 2004. The amount of insurance inforce on participating policies represents 1% of ordinary life insurance inforce or approximately $240 million.

50.

04 A.R.

Notes to Consolidated Financial Statements

Activity in the liability for unpaid losses and loss adjustment expenses is summarized as follows:

	2004		2003		2002
	Property and Casualty	Life	Property and Casualty	Life	Property and Casualty	Life
Balance at January 1,	$144,723,003	$4,567,589	$140,019,766	$4,372,433	$132,745,502	$4,561,276
Less reinsurance recoverables on unpaid losses	(5,133,250)	(543,978)	(2,648,790)	(690,672)	(2,199,925)	(954,204)

Net balance on January 1,	139,589,753	4,023,611	137,370,976	3,681,761	130,545,577	3,607,072

Incurred related to:
Current year	325,446,874	27,089,443	312,309,956	24,427,420	294,232,846	18,915,015
Prior years	(7,280,159)	28,369	(10,761,807)	115,329	(6,530,751)	345,553

Total incurred	318,166,715	27,117,812	301,548,149	24,542,749	287,702,095	19,260,568

Paid related to:
Current year	232,589,448	24,905,841	229,234,630	22,327,532	213,935,128	17,239,062
Prior years	74,310,336	1,958,927	70,094,742	1,873,367	66,941,568	1,946,817

Total paid	306,899,784	26,864,768	299,329,372	24,200,899	280,876,696	19,185,879

Net balance at December 31,	150,856,684	4,276,655	139,589,753	4,023,611	137,370,976	3,681,761
Plus reinsurance recoverables on unpaid losses	3,251,046	1,677,427	5,133,250	543,978	2,648,790	690,672

Balance at December 31,	$154,107,730	$5,954,082	$144,723,003	$4,567,589	$140,019,766	$4,372,433

There are inherent uncertainties in reserving for unpaid losses. Management’s philosophy has been to establish reserves at a high level of confidence. Consequently, actual results have not generally reached the level of reserves established. The liability for estimated unpaid losses and loss adjustment expenses is based on a detailed evaluation of reported losses and of estimates of incurred but not reported losses. Adjustments to the liability based on subsequent developments are included in current operations. The estimated cost of loss and loss adjustment expenses attributable to insured events of prior years decreased by approximately $7.3 million during 2004 as a result of re-estimation of unpaid losses and loss adjustment expenses. Increases or decreases of this nature occur as the result of claim settlements during the current year, and as additional information is received regarding individual claims, causing changes from the original estimates of the cost of these claims. Recent loss development trends are also taken into account in evaluating the overall adequacy of unpaid losses and loss adjustment expenses. The Company is primarily an insurer of private passenger motor vehicles and of single-family homes and has limited exposure for difficult-to-estimate claims such as environmental, product and general liability claims. The Company does not believe that any such claims will have a material impact on the Company’s liquidity, results of operations, cash flows or financial condition. Deducted from the liability for estimated unpaid losses and loss adjustment expenses are the Company’s estimates of salvage and subrogation recoverable of approximately $10.1 million and $9.1 million at December 31, 2004 and December 31, 2003, respectively. The table below summarizes the 2004 changes in estimated loss reserves by component and period in thousands of dollars.

(in thousands)		Reserves at January 1, 2004	Loss Development	Paid Loss	Reserves at December 31, 2004
Prior to	1995	$5,445	$(317)	$298	$4,830
	1995	920	(249)	13	658
	1996	804	34	(48)	886
	1997	1,986	(1,257)	29	700
	1998	2,582	(374)	238	1,970
	1999	3,748	(784)	888	2,076
	2000	5,686	(347)	1,981	3,358
	2001	12,552	(537)	4,787	7,228
	2002	22,792	595	12,504	10,883
	2003	83,075	(4,044)	53,621	25,410
	2004	—	325,447	232,589	92,858

Totals		$139,590	$318,167	$306,900	$150,857

51.

ALFA CORPORATION

Notes to Consolidated Financial Statements

7. INCOME TAXES

Below is a comparative analysis of the provisions for income tax appearing in the statements of income:

	2004	2003	2002
Current	$34,197,029	$22,785,163	$30,360,382
Deferred	(3,012,541)	5,342,706	(2,723,079)

Total	$31,184,488	$28,127,869	$27,637,303

Reconciliations of the differences between income taxes computed at Federal statutory tax rates and provisions for income taxes are as follows:

	2004	2003	2002
Income taxes computed at Federal statutory tax rate	$42,220,307	$37,308,886	$34,770,858
Dividends received deduction, tax exempt interest and proration	(4,755,627)	(4,430,741)	(3,719,861)
Tax Credits	(5,388,287)	(4,005,681)	(3,028,568)
Other, net	(891,905)	(744,595)	(385,126)

Total	$31,184,488	$28,127,869	$27,637,303

Income taxes are recorded in these statements of income and also directly in certain stockholders’ equity accounts. Income tax expense (benefit) for the years ended December 31 was recorded in the financial statements as follows:

	2004	2003	2002
Statements of Income:
Provision for income taxes	$31,184,488	$28,127,869	$27,637,303
Statements of Comprehensive Income:
Unrealized holding gains (losses) arising during the year	(4,270,966)	4,071,306	2,379,931
Statements of Stockholders’ Equity:
Capital in excess of par:
Exercise of stock options	(1,339,659)	(1,055,685)	(1,673,337)

Total income taxes	$25,573,863	$31,143,490	$28,343,897

The net deferred tax liabilities consist of the following:

	2004	2003
Deferred tax assets:
Reserve computational method differences	$32,378,821	$28,323,881
Unearned premium reserve	13,009,954	11,912,555
Other	1,031,934	1,394,331

Total deferred tax asset	46,420,709	41,630,767

Deferred tax liabilities:
Unrealized gains	20,388,653	24,624,482
Deferred acquisition costs	58,017,879	54,444,760
Other	11,114,215	12,945,070

Total deferred tax liability	89,520,747	92,014,312

Net deferred tax (liability)	$(43,100,038)	$(50,383,545)

The Company has not recognized any deferred taxes for differences between its financial statement carrying amount and its adjusted tax basis of investments in subsidiaries. However, the amount is not determinable at this time. In the event the Company disposes of one or more of its subsidiaries, it has the ability and intent to liquidate these subsidiaries in a tax-free manner. Therefore, the tax effects of such differences are not required to be recognized. Deferred taxes will be recognized when the Company expects that it will liquidate these subsidiaries in a taxable manner, such as a taxable sale of the investments.

The Company did not establish a valuation allowance related to the deferred tax assets due to the existence of sufficient taxable income related to future reversals of existing temporary differences. At both December 31, 2004 and 2003, the Company had no income tax payable.

52.

04 A.R.

Notes to Consolidated Financial Statements

8. COMMERCIAL PAPER AND NOTES PAYABLE

The Company uses variable-rate debt to partially fund its consumer loan and commercial lease portfolios. In particular, it has issued variable-rate long-term debt and commercial paper. These debt obligations expose the Company to variability in interest payments due to changes in interest rates. If interest rates increase, interest expense increases. Conversely, if interest rates decrease, interest expense also decreases. Short-term debt was $220.2 million and $201.5 million at December 31, 2004 and 2003, respectively and long-term debt was $70 million at both December 31, 2004 and 2003.

Commercial Paper

The Company had approximately $204.3 million in commercial paper at a weighted average rate of 2.32% including rates ranging from 1.83% to 2.38% with maturities ranging from January 4, 2005 to February 2, 2005 outstanding at December 31, 2004. At December 31, 2003, the Company had approximately $164.4 million in commercial paper at a weighted average rate of 1.15% including rates ranging from 1.13% to 1.16% with maturities ranging from January 2, 2004 to March 3, 2004. The Company intends to continue to use the commercial paper program to fund its short-term needs. However, backup lines of credit are in place up to $300 million to cover up to $230 million in commercial paper and the $70 million variable-rate demand note described below. Commitment fees related to the backup lines were $305,000 in 2004 and $255,255 in 2003. The backup lines agreements contain usual and customary covenants requiring the Company to meet certain operating levels. Included in the financial covenants are requirements that the Company maintain minimum levels of stockholders’ equity and perform at a level that produces acceptable ratios of credit losses to reserves and indebtedness to capitalization. The Company has maintained full compliance with all such covenants. The Company has A-1+ and P-1 commercial paper ratings from Standard & Poor’s and Moody’s Investors Service, respectively. The commercial paper is guaranteed by two affiliates, Mutual and Fire.

Notes Payable

The Company issued a variable-rate $70 million long-term obligation maturing on June 1, 2017 in the second quarter of 2002 as a means of funding the collateral loan and commercial lease portfolios. Refer to Note 1 - Summary of Significant Accounting Policies for discussions about the Company’s cash flow hedge.

In addition, the Company had $15.9 million and $37.1 million in short-term debt outstanding to affiliates at December 31, 2004 and 2003, respectively, with interest payable monthly at rates established using the existing commercial paper rate and renewable for multiples of 30-day periods at the commercial paper rate then applicable. Due to the short-term nature of the Company’s borrowings, their fair values approximate their carrying values.

9. CONTINGENT LIABILITIES

The property and casualty subsidiaries participate in a reinsurance pooling agreement with Mutual and its affiliates. Should any member of the affiliated group be unable to meet its obligation on a claim for a policy written by the Company’s property and casualty subsidiaries, the obligation to pay the claim would remain with the Company’s subsidiaries.

Certain legal proceedings are in process at December 31, 2004. Costs for these and similar legal proceedings, including accruals for outstanding cases, totaled approximately $2.2 million in 2004, $1.1 million in 2003, and $5.3 million in 2002. These proceedings involve alleged breaches of contract, torts, including bad faith and fraud claims, and miscellaneous other causes of action. These lawsuits involve claims for unspecified amounts of compensatory damages, mental anguish damages, and punitive damages.

Approximately 45 legal proceedings against Life were in process at December 31, 2004. Of the 45 proceedings, 32 were filed in 2004, eight were filed in 2003, one was filed in 2002, three were filed in 1999, and one was filed in 1996. One of the 45 pending cases was filed as a purported class action, but the plaintiffs dismissed the class allegations. In a case tried in January 2001, in Barbour County, Alabama, the jury returned a verdict for the plaintiff against Life for $500,000 in compensatory damages and $5,000,000 in punitive damages. After Life filed post-trial motions, the trial court reduced the punitive damage award to $1,500,000. On appeal, the Alabama Supreme Court issued an opinion further reducing the total judgment to $400,000. On Life’s Application for Rehearing, the Supreme Court withdrew its earlier opinion and substituted a new opinion, rendering a judgment in favor of Life on plaintiff’s tort claims, and ordering a new trial on plaintiff’s breach of oral contract claim. Plaintiff subsequently filed an Application for Rehearing, which was overruled (denied) by the Supreme Court.

In addition, one purported class action lawsuit is pending against both Builders and Fire. Additionally, three purported class action lawsuits are pending against the property and casualty companies involving a number of issues and allegations which could affect the Company because of a pooling agreement between the companies. Two purported class action lawsuits have been filed against Financial. These relate to OFC Capital leases with customers of NorVergence, a telecommunications provider

53.

ALFA CORPORATION

Notes to Consolidated Financial Statements

who filed for Chapter 7 bankruptcy in July 2004. No class has been certified in any of these six purported class action cases. In the event a class is certified in any of these purported class actions, reserves may need to be adjusted.

Management believes adequate accruals have been established in these known cases. However, it should be noted that in Mississippi and Alabama, where the Company has substantial business, the likelihood of a judgment in any given suit, including a large mental anguish and/or punitive damage award by a jury, bearing little or no relation to actual damages, continues to exist, creating the potential for unpredictable material adverse financial results.

Based upon information presently available, management is unaware of any contingent liabilities arising from other threatened litigation that should be reserved or disclosed.

The Company’s property and casualty subsidiaries entered into an agreement with Fire in 2000 with respect to a loan guarantee on Fire’s part, on behalf of EastChase Land Company, LLC to Whitney Bank. Fire’s guarantee amount to Whitney Bank is $1,000,000. In the unlikely event of a guarantee call, the Company’s property and casualty subsidiaries would be liable to reimburse Fire a maximum of $200,000. Similarly, in 2003, the Company’s property and casualty subsidiaries entered into a second agreement with Fire which agreed to guarantee, on behalf of Alfa Ventures II, LLC, the lesser of $25,000,000 or 50% of the total obligations of The Shoppes at EastChase, LLC and EastChase Plaza, LLC with Columbus Bank & Trust Company (CB&T). This second guarantee is known as the “bucket” guarantee, and supersedes all previous CB&T guarantees for each of these EastChase entities. In the unlikely event of a guarantee call, the Company’s property and casualty subsidiaries would be liable to reimburse Fire a maximum of $5,000,000. During 2004, the Company’s property and casualty subsidiaries entered into a third agreement with Fire in which Fire agreed to guarantee, on behalf of EastChase Office, LLC, an amount of $3,180,077 to CB&T. In the unlikely event of a guarantee call, the property and casualty subsidiaries would be liable to reimburse Fire a maximum of $636,016.

The Company periodically invests in affordable housing tax credit partnerships. At December 31, 2004, the Company had committed to fund partnerships of this type in the amount of approximately $37.9 million.

10. STOCKHOLDERS’ EQUITY

In October 1989, the Company’s Board of Directors approved a stock repurchase program authorizing the repurchase of up to 4,000,000 shares of its outstanding common stock in the open market or in negotiated transactions in such quantities and at such times and prices as management may decide. In March 1999 and in September 2001, the Company’s Board of Directors increased the number of shares authorized to be repurchased by 4,000,000 shares, bringing the total number of shares authorized to be repurchased to 12,000,000. At December 31, 2004, the Company had repurchased a total of 8,047,623 shares at a cost of $62,422,632 and due to the exercise of stock options had reissued 2,506,299 shares at a cost of $11,781,379 under this program. In addition, the Company began funding its dividend reinvestment plan through the sale of treasury stock during 2002 and therefore had reissued an additional 1,607,767 shares at a cost of $9,679,875 at December 31, 2004. These transactions increased the total number of shares outstanding to 79,833,467 shares. All share information presented in this section has been adjusted to reflect the impact of the two-for-one stock split effected in the form of a 100% stock dividend that was paid on June 17, 2002.

The amounts of statutory net income and stockholders’ equity for the Company’s life and property and casualty insurance subsidiaries are as follows:

	2004	2003	2002
Statutory net income:
Life insurance subsidiary	$24,577,418	$18,218,395	$13,003,788

Property and casualty insurance subsidiaries	$59,981,567	$46,309,213	$48,747,378

Statutory stockholders’ equity:
Life insurance subsidiary	$161,992,040	$144,834,065	$132,468,334

Property and casualty insurance subsidiaries	$369,838,236	$323,362,343	$291,296,305

Alfa Corporation is a holding company with no operations and, accordingly, any cash available for dividends or other distributions must be obtained by it from borrowings or in the form of distributions from its operating subsidiaries. Distributions to the Company from its insurance subsidiaries are subject to regulatory restrictions. Under applicable regulatory requirements, the Company’s insurance subsidiaries can distribute to the Company an aggregate of approximately $76.3 million without prior regulatory approval in 2005 based on December 31, 2004 financial condition and results of operations.

54.

04 A.R.

Notes to Consolidated Financial Statements

ABC paid dividends of $54,000 in 2004 on preferred stock. Their minority interest of $600,000 is classified as other liabilities in the consolidated balance sheet. Alfa Corporation paid $27,528,081 in dividends to stockholders in 2004.

The Company’s investment in MidCountry has resulted in cumulative earnings of $1,633,856 that are included as a part of retained earnings.

At December 31, 2004, the life subsidiary’s Adjusted Capital calculated in accordance with NAIC Risk-Based Capital guidelines was $173.6 million, compared to the Authorized Control Level amount of $11.6 million, and the property and casualty subsidiaries’ Adjusted Capital was $369.8 million, compared to the Authorized Control Level amount of $21.5 million. The Risk-Based Capital analysis serves as the benchmark for the regulation of insurance enterprises’ solvency by state insurance regulators.

11. OPERATING LEASES

Lessor

The Company leases certain property and equipment to Mutual and its affiliates (Note 3) and to third parties under operating leases. Total rental income for the years ended December 31, 2004, 2003 and 2002 was approximately $1,768,000, $2,583,000 and $2,772,000, respectively. No contingent rentals have been included in income. Similarly, the Company recorded depreciation expense on leased assets within the Noninsurance segment of $2,902,453, $3,118,034, and $3,394,088 in 2004, 2003 and 2002, respectively. The cost, accumulated depreciation and net book value of major classes of leased property at December 31, 2004 were:

	Cost	Accumulated Depreciation	Net Book Value
Transportation equipment	$15,838,353	$3,496,311	$12,342,042
Furniture and equipment	8,388,830	5,000,328	3,388,502

Total	$24,227,183	$8,496,639	$15,730,544

At December 31, 2004, the aggregate minimum rental payments to be received under leases having initial or remaining lease terms in excess of one year are approximately $3,417,242 in 2005, $2,081,048 in 2006, $1,021,182 in 2007, $38,584 in 2008, $5,786 in 2009 and $0 thereafter.

Lessee

The Company also leases certain property and equipment from third parties under operating leases. At December 31, 2004, the aggregate minimum rental payments to be made under leases having initial or remaining lease terms in excess of one year are approximately $89,949 in 2005, $11,546 in 2006 and $3,849 in 2007 and $0 thereafter. Lease expense was approximately $23,232 in 2004, $78,220 in 2003 and $83,665 in 2002.

12. CAPITAL LEASES

OFC Capital (OFC), a division of Financial is in the business of offering lease-financing services to commercial businesses. OFC attempts to offer rates competitive within the commercial leasing industry while providing specialized programs for end users, equipment manufacturers and wholesale brokers. OFC has customers in all 50 states at December 31, 2004. Qualified customers typically have a minimum three-year business history and, based on credit qualifications, may also be required to personally guarantee the transaction. Products offered to qualified customers include capital leases, operating leases, sales leasebacks, TRAC leases, municipal leases and conditional sales contracts. Generally, the range of leases extend from 24 months to 60 months with the average being 45 months in length and containing a purchase option at the end of the lease term.

During 2002, Financial originated four leases for Marshall Creek, Ltd., one of Mutual’s real estate joint ventures. These equipment leases have various expiration dates through 2007. The unearned income on these leases was $28,129 and $58,365 at December 31, 2004 and 2003, respectively.

At December 31, 2004, future minimum lease payments to be received on capital leases with separate deductions for executory costs and allowance for uncollectible minimum lease payments receivable are approximately $36,556,545 in 2005, $28,638,554 in 2006, $16,930,013 in 2007, $8,162,130 in 2008 and $0 thereafter. Unguaranteed residual values accruing to the benefit of the lessor total $1,167,812 and $1,315,662 at December 31, 2004 and 2003, respectively. Initial direct costs and unearned income at December 31, 2004 are $578,332 and $12,494,611, respectively. At December 31, 2003, initial direct costs and unearned income

55.

ALFA CORPORATION

Notes to Consolidated Financial Statements

were $1,391,203 and $17,395,649, respectively. No contingent rentals have been included in income. At December 31, 2004, future minimum lease payments to be received on capital leases including interest are $37,048,389 in 2005, $29,458,635 in 2006, $19,292,091 in 2007, $10,954,700 in 2008, $3,194,540 in 2009 and $0 thereafter.

13. REINSURANCE

Life reinsures portions of its risks with other insurers. While the amount retained on an individual life will vary depending upon age and mortality prospects of the risk. Life generally will not retain more than $500,000 of individual life insurance on a single risk with the exception of COLI and group policies where the retention is limited to $100,000 per individual. Life has reinsured approximately $2,447,827,354 of its life insurance inforce with other insurance companies and has taken reserve credits for approximately $6,988,068 on account of such reinsurance at December 31, 2004. Amounts paid or deemed to have been paid for Life’s reinsurance contracts are recorded as reinsurance receivables. The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

The Company’s property and casualty insurance subsidiaries, together with Mutual and its affiliates, participate in catastrophe and other reinsurance ceded arrangements to protect them from abnormal losses (see Note 2 – Pooling Agreement). The Company’s subsidiaries and Mutual and its affiliates are also required to participate in certain assigned risk pools and associations by the states in which they operate.

The following table summarizes the effects of reinsurance on premiums and losses for the years ended December 31, 2004, 2003 and 2002:

	Years Ended December 31,
	2004	2003	2002
Property and Casualty Operations:
Direct premiums written	$100,273,690	$91,134,412	$82,577,527
Premiums ceded to nonaffiliates/affiliates	(2,518,699)	(635,515)	(270,607)
Premiums ceded to pooling agreement	(100,176,033)	(91,035,542)	(82,196,139)
Premiums assumed from pooling agreement	505,071,771	472,089,404	439,264,579
Premiums assumed from nonaffiliates	284,551	241,152	138,511

Net premiums written	$502,935,280	$471,793,911	$439,513,871

Total Insurance Operations:
Direct premiums earned	$173,154,042	$158,739,713	$147,591,913
Premiums ceded to nonaffiliates/affiliates	(7,870,990)	(5,988,558)	(5,014,066)
Premiums ceded to pooling agreement	(94,294,884)	(86,755,474)	(79,699,905)
Premiums assumed from pooling agreement	490,131,645	459,046,833	428,099,570
Premiums assumed from nonaffiliates	236,227	186,520	127,468

Net premiums earned	$561,356,040	$525,229,034	$491,104,980

Direct losses	$98,248,459	$94,129,069	$81,915,341
Losses ceded to nonaffiliates	(4,553,343)	(5,465,659)	(2,177,430)
Losses ceded to pooling agreement	(67,728,187)	(64,884,220)	(61,811,977)
Losses assumed from pooling agreement	298,731,435	284,289,313	270,407,110
Losses assumed from nonaffiliates	192,386	84,266	73,838
Loss adjustment expenses, net	20,393,777	17,935,187	18,555,498

Net losses incurred	345,284,527	326,087,956	306,962,380
Surrender, maturities, interest and other benefits and settlement expenses	44,684,081	38,445,389	39,493,125

Total benefits and settlement expenses	$389,968,608	$364,533,345	$346,455,505

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; therefore, allowances are established if amounts are believed to be uncollectible. At December 31, 2004 and 2003, there were no amounts deemed uncollectible. The Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurance to minimize exposure to significant losses from reinsurer insolvencies. At December 31, 2004, the Company does not believe there to be a significant concentration of credit risk related to its reinsurance program.

56.

04 A.R.

Notes to Consolidated Financial Statements

14. SEGMENT INFORMATION

The Company reports operating segments based on the Company’s legal entities, which are organized by line of business, with property and casualty insurance as one segment, life insurance as one segment, noninsurance businesses composed of consumer financing, commercial leasing, employee benefits administration, residential and commercial construction and real estate sales as one segment, and corporate operations as one segment. The residential and commercial construction and real estate sales subsidiaries were sold in February 2004 (see Note 1 – Summary of Significant Accounting Policies). All investing activities are allocated to the segments based on the actual assets, investments and cash flows of each segment.

Segment profit or loss for the property and casualty operating segment is measured by underwriting profits and losses as well as by total net profit. Segment profit or loss for the life insurance segment, the noninsurance segment and the corporate segment is measured by total net profit. Segment expenses are borne by the segment that directly incurred such expense or are allocated based on the Management and Operating Agreement discussed in Note 3 – Related Party Transactions. Assets classified as held for sale are included in the noninsurance segment and are more fully discussed in Note 16 – Held for Sale Operations.

The following is a summary of segment profit (loss) and segment assets:

	Year Ended December 31, 2004
	Property & Casualty Insurance	Life Insurance	Noninsurance	Corporate	Eliminations	Total
Premiums	$490,131,645	$37,134,465	$—	$—	$—	$527,266,110
Policy charges	—	34,089,930	—	—	—	34,089,930
Segment expenses	352,730,019	86,864,005	—	—	(661,581)	438,932,443
Amortization of deferred acquisition expense	82,430,944	8,023,565	—	—	—	90,454,509

Underwriting income (loss)	54,970,682	(23,663,175)	—	—	661,581	31,969,088
Net investment income (expense)	34,746,264	49,128,632	7,768,087	(1,715,677)	(572,407)	89,354,899
Other income	1,216,705	—	1,480,566	—	(89,174)	2,608,097
Other expense	41,415	—	7,294,974	3,014,902	—	10,351,291

Segment operating income (loss) before tax	90,892,236	25,465,457	1,953,679	(4,730,579)	—	113,580,793
Income tax provision (benefit)	22,141,161	6,702,835	(133,282)	6,745	—	28,717,459

Segment operating income (loss)	68,751,075	18,762,622	2,086,961	(4,737,324)	—	84,863,334
Net realized gain (loss) after tax	(3,129,401)	7,873,174	(149,622)	(12,526)	—	4,581,625

Segment net income (loss)	$65,621,674	$26,635,796	$1,937,339	$(4,749,850)	$—	$89,444,959

Segment Assets	$827,371,745	$1,095,896,131	$298,160,256	$926,136,362	$(924,866,990)	$2,222,697,504

	Year Ended December 31, 2003
	Property & Casualty Insurance	Life Insurance	Noninsurance	Corporate	Eliminations	Total
Premiums	$459,056,982	$33,628,724	$—	$—	$—	$492,685,706
Policy charges	—	32,543,328	—	—	—	32,543,328
Segment expenses	341,137,196	76,367,519	—	—	(601,601)	416,903,114
Amortization of deferred acquisition expense	77,687,018	8,788,424	—	—	—	86,475,442

Underwriting income (loss)	40,232,768	(18,983,891)	—	—	601,601	21,850,478
Net investment income (expense)	28,503,408	44,734,610	11,474,524	(1,097,023)	(523,887)	83,091,632
Other income	1,195,981	—	3,233,606	—	(77,714)	4,351,873
Other expense	276,500	—	8,758,139	(73,854)	—	8,960,785

Segment operating income (loss) before tax	69,655,657	25,750,719	5,949,991	(1,023,169)	—	100,333,198
Income tax provision	16,539,092	6,692,993	1,923,423	780,093	—	25,935,601

Segment operating income (loss)	53,116,565	19,057,726	4,026,568	(1,803,262)	—	74,397,597
Net realized gain (loss) after tax	(1,486,074)	5,579,640	(22,215)	—	—	4,071,351

Segment net income (loss)	$51,630,491	$24,637,366	$4,004,353	$(1,803,262)	$—	$78,468,948

Segment Assets	$719,725,023	$1,013,682,715	$299,184,680	$825,847,592	$(827,432,484)	$2,031,007,526

57.

ALFA CORPORATION

Notes to Consolidated Financial Statements

	Year Ended December 31, 2002
	Property & Casualty Insurance	Life Insurance	Noninsurance	Corporate	Eliminations	Total
Premiums	$428,099,586	$31,460,209	$—	$—	$—	$459,559,795
Policy charges	—	31,545,185	—	—	—	31,545,185
Segment expenses	324,275,628	75,523,603	—	—	(498,468)	399,300,763
Amortization of deferred acquisition expense	71,211,930	8,562,567	—	—	—	79,774,497

Underwriting income (loss)	32,612,028	(21,080,776)	—	—	498,468	12,029,720
Net investment income (expense)	30,434,046	47,290,298	11,917,061	(1,102,852)	(433,904)	88,104,649
Other income	1,194,938	—	2,843,722	—	(64,564)	3,974,096
Other expense	9,335	—	7,936,973	1,976,639	—	9,922,947

Segment operating income (loss) before tax	64,231,677	26,209,522	6,823,810	(3,079,491)	—	94,185,518
Income tax provision	15,817,680	7,825,208	2,188,488	—	—	25,831,376

Segment operating income (loss)	48,413,997	18,384,314	4,635,322	(3,079,491)	—	68,354,142
Net realized gain (loss) after tax	943,712	2,355,239	54,913	—	—	3,353,864

Segment net income (loss)	$49,357,709	$20,739,553	$4,690,235	$(3,079,491)	$—	$71,708,006

Segment Assets	$671,019,150	$932,126,747	$269,757,518	$727,678,227	$(738,259,582)	$1,862,322,060

The following summary reconciles significant segment items to the Company’s consolidated financial statements:

	Years Ended December 31,
	2004	2003	2002
Revenues:
Premiums – Property & Casualty Insurance	$490,131,645	$459,056,982	$428,099,586
Premiums – Life Insurance	37,134,465	33,628,724	31,460,209
Policy charges – Life Insurance	34,089,930	32,543,328	31,545,185
Net investment income	89,354,899	83,091,632	88,104,649
Net realized investment gains	7,048,654	6,263,619	5,159,791
Other income	2,608,097	4,351,873	3,974,096

Total revenues	$660,367,690	$618,936,158	$588,343,516

Income before income taxes:
Underwriting profit	$31,969,088	$21,850,478	$12,029,720
Other income	2,608,097	4,351,873	3,974,096
Other expense	(10,351,291)	(8,960,785)	(9,922,947)
Net investment income	89,354,899	83,091,632	88,104,649
Net realized investment gains	7,048,654	6,263,619	5,159,791

Income before income taxes	$120,629,447	$106,596,817	$99,345,309

Income taxes:
Allocated to segments	$28,717,459	$25,935,601	$25,831,376
Allocated to realized gains	2,467,029	2,192,268	1,805,927

Total income tax	$31,184,488	$28,127,869	$27,637,303

Assets:
Allocated to segments	$3,147,564,494	$2,858,440,010	$2,600,581,642
Eliminations	(924,866,990)	(827,432,484)	(738,259,582)

Total assets	$2,222,697,504	$2,031,007,526	$1,862,322,060

58.

04 A.R.

Notes to Consolidated Financial Statements

15. ACCOUNTING FOR STOCK-BASED COMPENSATION

Consistent with the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, the Company uses the intrinsic value based method to account for its stock options and provides pro forma disclosures as if the fair value based method had been applied. On October 25, 1993, the Company established a Stock Incentive Plan, pursuant to which a maximum aggregate of 4,000,000 shares of common stock were reserved for grant to key personnel. On April 26, 2001, the plan was amended to increase the maximum aggregate number of shares available for grant to 6,400,000 shares. Under the plan, options ratably become exercisable annually over three years and may not be exercised after ten years from the date of the award.

All share and per share information presented in this note has been adjusted to reflect the impact of the two-for-one stock split effected in the form of a 100% stock dividend that was paid on June 17, 2002. The following tables and information summarize the stock option activity of the Company’s plan and provide the pro forma disclosures of net income and earnings per share under the fair value based method of accounting.

Historical Summary of Option Grants

					Cumulative through December 31, 2004
			Exercise Price	Market Value at Date of Grant	Options Cancelled	Options Exercised	Options Exercisable
Options Authorized		6,400,000
Options Granted During:
October 1993	1,130,800		$5.88	$5.88	167,600	963,200	—
October 1993	436,000		$4.70	$5.88	—	436,000	—
March 1994	160,000		$5.75	$5.75	—	160,000	—
March 1995	160,000		$5.75	$5.75	—	151,000	9,000
April 1996	160,000		$6.13	$6.13	3,334	131,998	24,668
February 1997	150,000		$6.00	$6.00	8,000	110,666	31,334
March 1998	619,000		$8.88	$8.88	40,200	209,100	369,700
March 1998	286,000		$7.10	$8.88	10,665	147,335	128,000
April 1999	335,000		$8.22	$8.22	43,333	46,667	245,000
October 1999	16,000		$8.53	$8.53	—	10,000	6,000
April 2000	386,000		$8.66	$8.66	60,000	54,001	271,999
August 2000	17,000		$8.50	$8.50	—	8,000	9,000
March 2001	389,000		$9.41	$9.41	2,666	77,665	308,669
March 2001	15,000		$5.85	$9.41	—	—	15,000
March 2002	423,000		$13.93	$13.93	8,000	—	276,683
February 2003	433,000		$11.65	$11.65	9,333	667	141,009
February 2004	780,700		$13.25	$13.25	7,900	—	—

					361,031	2,506,299	1,836,062

Less:
Total options granted		5,896,500
Add:
Options cancelled		361,031

Available for grant under plan at December 31, 2004		864,531

59.

ALFA CORPORATION

Notes to Consolidated Financial Statements

To determine the fair value of the options granted during 2004, 2003 and 2002, the Company has used the Black-Scholes model for valuations. The significant assumptions used to estimate the total and per share fair value of such options at the date of grant are as follows:

	780,700 Options Granted 2004	433,000 Options Granted 2003	423,000 Options Granted 2002
Risk-free interest rate	4.04%	3.95%	5.41%
Expected life (in years)	7.5	7.5	7.5
Expected volatility	0.47	0.49	0.49
Expected future dividend yield	2.4%	2.7%	2.1%
Weighted average option exercise price	$13.25	$11.65	$13.93

Fair value at date of grant	$4,440,515	$2,146,324	$2,804,571

Fair value per share at date of grant	$5.69	$4.96	$6.63

The pro forma net income and earnings per share, as if compensation expense had been recorded using the fair value at the date of grant, is as follows:

	December 31,
	2004	2003	2002
Net income, as reported	$89,444,959	$78,468,948	$71,708,006

Earnings per share, as reported
Basic	$1.12	$0.98	$0.91
Diluted	$1.11	$0.98	$0.90

Pro forma net income	$87,677,454	$77,198,014	$70,741,023

Pro forma earnings per share
Basic	$1.10	$0.97	$0.90
Diluted	$1.09	$0.96	$0.89

Dilution
Basic	$0.02	$0.01	$0.01
Diluted	$0.02	$0.02	$0.01

The information shown below reflects activity for options outstanding at December 31, 2004, 2003 and 2002:

	December 31,
	2004		2003		2002
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options Outstanding:	2,782,605	$9.54	2,790,838	$8.67	2,935,036	$7.45
Beginning of year:
Add (deduct):
Granted	780,700	$13.25	433,000	$11.65	423,000	$13.93
Exercised	(503,836)	$(6.94)	(396,833)	$(6.15)	(567,198)	$(6.25)
Cancelled	(30,299)	$(12.25)	(44,400)	$(5.88)	—	$—

End of year	3,029,170	$10.90	2,782,605	$9.54	2,790,838	$8.67

Exercisable, end of year	1,836,062	$9.57	1,940,621	$8.44	1,971,848	$7.47

Ranges of exercise prices		$5.75 to $13.93		$5.75 to $13.93		$4.70 to $13.93

Weighted average remaining contractual life		6.5 years		6.1 years		5.8 years

Compensation cost recognized during period		$146,888		$167,510		$284,405

60.

04 A.R.

Notes to Consolidated Financial Statements

The following summary provides information on options outstanding and exercisable at December 31, 2004:

	December 31, 2004
	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$ 5.75 – $ 7.10	208,002	2.92	$6.67	208,002	$6.67
$ 8.22 – $ 9.41	1,210,368	4.71	$8.83	1,210,368	$8.83
$ 11.65 – $ 13.93	1,610,800	8.39	$13.01	417,692	$13.16

16. HELD FOR SALE OPERATIONS

During the fourth quarter of 2004, the Company committed to sell the OFC Capital commercial leasing division, which is included in the Noninsurance segment. The Company expects to sell this operation during the second quarter of 2005 and have reported them as held-for-sale under SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. No gain or loss has been recognized and no amounts of revenue and pretax profit or loss have been reported in discontinued operations due to the Company’s significant continuing involvement in an equity method investment. At December 31, 2004, assets classified as held for sale consisted primarily of commercial leases.

17. FINANCIAL ACCOUNTING DEVELOPMENTS

In March 2004, the FASB approved the consensus reached on the EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The objective of this consensus is to provide guidance for identifying impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. Originally, the accounting provisions of EITF 03-1 were effective for all reporting periods beginning after June 15, 2004, while the disclosure requirements were effective only for annual periods ending after June 15, 2004. In September 2004, the FASB issued two FASB Staff Positions (FSP), FSP EITF 03-1-a and FSP EITF 03-1-1, which delayed the measurement and recognition paragraphs of the consensus for further discussion. The disclosure requirements remain effective as originally issued under EITF 03-1 and have been adopted by the Company. The Company has evaluated the impact of the adoption of EITF 03-1, as written, and does not believe the impact is significant to the Company’s financial position or income at December 31, 2004. The Company will continue to monitor the developments of the FASB and EITF regarding the measurement and recognition paragraphs of this consensus.

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, which replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. This statement requires the compensation cost related to share-based payments, such as stock options and employee stock purchase plans, be recognized in the financial statements. This statement is effective for all interim periods beginning after June 15, 2005, and thus, will be effective for the Company beginning with the third quarter of 2005. The Company is currently evaluating the impact of SFAS No. 123R on its financial condition or results of operations. See Note 1 – Summary of Significant Accounting Policies for information related to the pro forma effects on the Company’s reported net income and net income per share of applying the fair value recognition provisions of the previous SFAS No. 123, to stock-based compensation.

In December 2004, the FASB issued SFAS. No. 153, Exchanges of Nonmonetary Assets, an amendment of APB No. 29, Accounting for Nonmonetary Transactions. This statement requires that exchanges of nonmonetary assets be measured based on fair value and eliminates the exception for exchanges of nonmonetary, similar productive assets, and adds an exemption for nonmonetary exchanges that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges in periods beginning after June 15, 2005. The Company does not anticipate that this statement will have a significant impact on its financial position or income.

61.

ALFA CORPORATION

Notes to Consolidated Financial Statements

18. SUBSEQUENT EVENTS

Acquisition

On January 3, 2005 the Company completed the previously announced acquisition of The Vision Insurance Group, LLC (Vision), a managing general agent. The Company purchased Vision for $20 million in cash and stock with an additional purchase consideration of up to $14 million based on future performance. The Company used 325,035 treasury shares to fund $5 million of the purchase price, thus increasing the number of shares outstanding. If the shares used in the acquisition had been outstanding for all of 2004, they would have had a marginally dilutive effect on earnings per share. However, the impact of this dilution would not have changed the reported earnings per share.

Vision was founded in 1997 by John C. Russell, President, as a full-service managing general agency that currently writes nonstandard automobile insurance policies in nine states. The company is headquartered in Brentwood, Tennessee and provides all underwriting, claims, actuarial and financial services on behalf of its contracted carriers. Vision’s direct written premium for 2003 was approximately $62 million.

The Company views this acquisition as an opportunity to expand its personal lines business in new markets through Vision’s 2,500 independent agents. An insurance subsidiary, AVIC, was formed through which Vision will write its nonstandard automobile business. Vision operates in Texas, Missouri, Indiana, Ohio, Virginia, Tennessee, Arkansas, Kentucky, and Florida. Both Vision and AVIC will be wholly-owned subsidiaries of the Company.

Vision and AVIC have executed an agreement through which Vision will charge AVIC management fees that are intended to represent the costs of producing new business, recordkeeping and administering the loss and loss adjustment functions of AVIC.

Stock Incentive Plan

On February 28, 2005, the board of directors of the Company adopted the Alfa Corporation 2005 Amended and Restated Stock Incentive Plan (the “Plan”) which, if approved by the stockholders at the 2005 annual meeting, will replace the Company’s current stock option plan, which went into effect in 1993.

The Plan permits the grant of a variety of equity based incentives based upon the Company’s common stock, par value $1.00 per share. These include stock options, which may be either “incentive stock options” as that term is defined in Section 422 of the Internal Revenue Code of 1986, as amended or “nonqualified options.” The Plan also permits awards of stock appreciation rights, Restricted Shares, Restricted Share Units and Performance Shares.

62.

04 A.R.

Selected Financial Data

	Years Ended December 31, 2004
(dollars in thousands, except per share amounts)	2004	2003	2002	2001	2000
Premiums – Property and Casualty Insurance	$490,132	$459,057	$428,100	$396,862	$376,119
Premiums and policy charges – Life Insurance	71,224	66,172	63,005	56,007	53,078
Net investment income	89,355	83,092	88,105	84,362	72,597
Realized investment gains	7,049	6,264	5,160	6,448	5,268
Other income	2,608	4,352	3,974	3,304	3,826

Total Revenues	660,368	618,937	588,344	546,983	510,888
Benefits, losses and expenses	539,739	512,340	488,999	448,889	416,142

Income before provision for income taxes	120,629	106,597	99,345	98,094	94,746
Provision for income taxes	31,184	28,128	27,637	28,132	27,925
Cumulative effect of changes in accounting principles	—	—	—	(456)	—

Net income	$89,445	$78,469	$71,708	$69,506	$66,821

Balance sheet data at December 31:
Invested assets	$1,854,212	$1,760,160	$1,621,483	$1,449,785	$1,328,660
Total assets	$2,222,698	$2,031,008	$1,862,322	$1,670,655	$1,533,040
Future policy benefits, losses and claims, unearned premiums	$1,076,108	$988,769	$908,178	$823,410	$766,711
Long-term obligations	$70,000	$70,000	$70,000	$—	$—
Total liabilities	$1,531,245	$1,392,495	$1,296,224	$1,161,543	$1,059,479
Stockholders’ equity	$691,453	$638,513	$566,098	$509,112	$473,561
Per share data*:
Net income – Basic	$1.12	$0.98	$0.91	$0.89	$0.85
Net income – Diluted	$1.11	$0.98	$0.90	$0.88	$0.85
Cash dividends paid	$0.3425	$0.315	$0.2975	$0.2825	$0.255
Annual dividend rate	$0.35	$0.32	$0.30	$0.29	$0.26
Stockholders’ equity	$8.66	$7.96	$7.14	$6.50	$6.05
Closing sales price at December 31	$15.19	$12.86	$12.01	$11.22	$9.19
Price earnings ratio	13.7X	13.1X	13.3X	12.8X	10.8X
Weighted average shares outstanding – Basic	79,985	79,809	78,804	78,316	78,336
Weighted average shares outstanding – Diluted	80,490	80,390	79,547	78,963	78,814
Other data:
Life insurance inforce	$19,779,503	$18,262,749	$16,736,418	$15,167,308	$13,604,433
Number of agents	616	615	618	613	596

*	Per share amounts have been restated where appropriate to reflect 2-for-1 stock split in June 2002.

Quarterly Financial Information — Unaudited

Quarter Ended	March 31		June 30		September 30		December 31
	2004	2003	2004	2003	2004	2003	2004	2003
Premiums and policy charges	$139,079,736	$129,187,339	$139,202,424	129,845,410	$141,137,949	$132,337,421	$141,935,931	$133,858,864
Underwriting profit	$11,585,949	$4,945,743	$2,670,937	1,310,890	$3,070,659	$784,903	$4,290,254	$5,848,156
Net investment income	$21,901,161	$21,546,819	$22,552,970	21,228,599	$22,430,220	$20,682,245	$22,470,548	$19,633,969
Net income	$25,476,887	$18,729,628	$20,566,131	19,187,821	$20,720,247	$18,771,056	$22,681,694	$21,780,443
Average shares outstanding
Basic	80,097,071	79,330,609	80,039,000	79,605,514	79,938,616	79,991,986	79,829,520	80,293,809
Diluted	80,652,201	79,903,268	80,531,351	80,226,873	80,397,352	80,587,725	80,356,539	80,827,936
Net income per share*
Basic	$0.32	$0.24	$0.26	$0.24	$0.26	$0.23	$0.28	$0.27
Diluted	$0.32	$0.23	$0.26	$0.24	$0.26	$0.23	$0.28	$0.27

*	The sum of the quarters may not equal the annual earnings per share due to the rounding effects on a quarterly basis.

63.

ALFA CORPORATION

Report of Independent Registered Public Accounting Firm

on Consolidated Financial Statements

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS, ALFA CORPORATION:

We have audited the accompanying consolidated balance sheets of Alfa Corporation and subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of income, comprehensive income, and stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 9, 2005 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

March 9, 2005

Birmingham, Alabama

Report of Independent Registered Public Accounting Firm

on Internal Control over Financial Reporting

THE STOCKHOLDERS AND BOARD OF DIRECTORS, ALFA CORPORATION:

We have audited management’s assessment, included in the accompanying Report on Internal Control Over Financial Reporting, that Alfa Corporation and Subsidiaries (the Company) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Alfa Corporation and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 9, 2005, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

March 9, 2005

Birmingham, Alabama

64.

04 A.R.

STOCKHOLDER

Information

EXECUTIVE OFFICES

2108 East South Boulevard

Montgomery, AL 36116-2015

Telephone: (334) 288-3900

FAX: (334) 288-0905 or (334) 613-4709

Website: www.alfains.com

FORM 10-K

The Company’s Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by writing:

Al Scott, Senior Vice President

Secretary and General Counsel

Alfa Corporation

P.O. Box 11000

Montgomery, AL 36191-0001

COMMON STOCK

The common stock of Alfa Corporation is traded on the NASDAQ National Market System under the symbol ALFA. Alfa Corporation has approximately 2,600 stockholders of record. Newspaper listings of NASDAQ stocks list Alfa Corporation as AlfaCp.

STOCK PRICE AND DIVIDEND INFORMATION

2004	High	Low	Dividends Per Share
First Quarter	$4.02	$3.03	$0.08
Second Quarter	4.04	2.86	0.0875
Third Quarter	4.79	2.93	0.0875
Fourth Quarter	5.60	3.24	0.0875

2003	High	Low	Dividends Per Share
First Quarter	$12.84	$10.50	$0.075
Second Quarter	13.49	11.59	0.08
Third Quarter	13.60	12.32	0.08
Fourth Quarter	13.50	12.33	0.08

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

NASDAQ REGISTERED MARKET MAKERS

Boston Stock Exchange

Brokerage America, LLC

Cincinnati Stock Exchange

Citigroup Global Markets, Inc.

Crown Financial Group

Fox-Pitt, Kelton, Inc.

Goldman, Sachs & Co.

Keefe, Bruyette & Woods, Inc.

Knight Securities L.P.

Lehman Brothers, Inc.

McDonald & Co. Securities

Merrill Lynch

Morgan Stanley & Co., Inc.

Sandler O’Neill & Partners, L.P

Schwab Capital Markets

SunTrust Capital Markets, Inc.

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

RATINGS

	A.M. Best	Standard & Poor’s	Moody’s Investors Service	Fitch
Financial Strength
Property/Casualty	A++(Superior)	AA-	Aa3
Life	A+(Superior)	AA-
Commercial Paper		A-1+	P-1	F1+

INDEPENDENT ACCOUNTANTS

KPMG LLP

420 20th Street North

Suite 1800

Birmingham, AL 35203

FOR FINANCIAL INFORMATION

PLEASE CONTACT:

Steve Rutledge

Senior Vice President, CFO and Chief Investment Officer

ANNUAL MEETING

The Annual Meeting of Alfa Corporation stockholders will be held at 10:00 a.m., Thursday, April 28, 2005, in the auditorium of the Company’s executive offices in Montgomery, Alabama.